As filed with the Securities and Exchange Commission on September 12, 2023

No. 333-273101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 3

to

FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

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COHBAR, INC.
(Exact name of registrant as specified in its charter)

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Delaware	2834	26-1299952
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
(650) 446-7888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Jeffrey F. Biunno
Chief Financial Officer
CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
(650) 446-7888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies of all communications, including communications sent to agent for service, should be sent to:

Ryan A. Murr, Esq. Branden C. Berns, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8373	Curt P. Creely, Esq. Carrie T. Long, Esq. Garrett F. Bishop, Esq. Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, Florida 33602 (813) 229-2300

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Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2023

PROPOSED MERGER
YOUR VOTE IS VERY IMPORTANT

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To the Stockholders of CohBar, Inc. and Morphogenesis, Inc.,

CohBar, Inc., a Delaware corporation (“CohBar”), and Morphogenesis, Inc., a Delaware corporation (“Morphogenesis”), entered into an Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”) on May 22, 2023, pursuant to which, among other matters, Chimera MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of CohBar, will merge with and into Morphogenesis, with Morphogenesis surviving as a wholly owned subsidiary of CohBar and CohBar being the surviving corporation of the Merger (the “Merger”). The surviving corporation following the Merger is referred to herein as the “combined company.”

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then-outstanding share of common stock, par value $0.001 per share, of Morphogenesis (the “Morphogenesis Common Stock”) (other than shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) will be converted into and become exchangeable for a number of shares of common stock, par value $0.001 per share, of CohBar (the “CohBar Common Stock”) calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (b) each then-outstanding option to purchase Morphogenesis Common Stock will be assumed and converted by CohBar into an option to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and (c) each then-outstanding warrant to purchase shares of Morphogenesis Common Stock will be converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

The Exchange Ratio will be equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to pre-Merger Morphogenesis stockholders (or issuable to pre-Merger Morphogenesis option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of CohBar and Morphogenesis as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio, (i) shares of CohBar Common Stock underlying CohBar stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than $2.00 (subject to adjustment pursuant to the Merger Agreement) will be deemed to be outstanding and (ii) all shares of Morphogenesis Common Stock underlying outstanding Morphogenesis preferred stock, stock options, and warrants will be deemed to be outstanding.

Concurrently with the execution and delivery of the Merger Agreement, CohBar entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with K & V Investment Two, LLC, a Florida limited liability company (the “Investor”). Pursuant to the Stock Purchase Agreement, CohBar will issue, subject to adjustments contained in the Stock Purchase Agreement, 7,500,000 shares of CohBar Common Stock for an aggregate purchase price of $15 million (the “Initial Financing”) immediately prior to the effective time of the Merger (the “Initial Closing”). The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement. In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing and subject to the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement, an aggregate of 7,500,000 additional shares of CohBar Common Stock, subject to adjustments contained in the Stock Purchase Agreement, for an aggregate purchase price of up to $15 million at the same price per share as sold in connection with the Initial Closing (the “Second Closing”).

In addition, as contemplated by the Merger Agreement, CohBar will make a dividend to the holders of CohBar Common Stock as of the close of business on the business day immediately prior to the date of the closing of the Merger or such other date pursuant to the terms of the Merger Agreement (the “Record Date”) equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding as of the Record Date (the “Stock Dividend”). The payment date for the Stock Dividend is anticipated to be immediately prior to the effective time of the Merger (or such other date as necessary on or before the Reverse Stock Split (as defined below)). The purpose of the Stock Dividend is to increase the amount of the total number of shares of CohBar Common Stock held by pre-Merger CohBar equityholders to give effect to the Exchange Ratio so that, immediately after the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger CohBar equityholders would own approximately 15% of the combined company.

Prior to the closing of the Merger, CohBar, at the discretion of the CohBar Board, will conduct a reverse stock split of the CohBar Common Stock, at a ratio of not less than 1-for-1.5 and not more than 1-for-10 and thereafter, each share of CohBar Common Stock and option to purchase CohBar Common Stock that is issued and outstanding at the effective time of the Merger will remain issued and outstanding and such shares will be unaffected by the Merger. It is expected that the reverse stock split will be effected immediately prior to the closing of the Merger.

Immediately after the closing of the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger Morphogenesis equityholders would own approximately 77% of the combined company, pre-Merger CohBar equityholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger).

Immediately after the closing of the Merger, the board of directors of the combined company is expected to consist of six members, four of whom will be designated by Morphogenesis and two of whom will be designated by CohBar, and the officers of Morphogenesis as of immediately prior to the effective time are expected to become the officers of the combined company.

Shares of CohBar Common Stock are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CWBR.” CohBar has filed an initial listing application for the common stock of the combined company with Nasdaq. It is a condition of the closing of the Merger that the initial listing application with Nasdaq shall have been approved. If such condition is not satisfied, the Merger may not be consummated. Each of CohBar and Morphogenesis may waive this condition as set forth in the Merger Agreement. Nasdaq’s determination is not expected to be known at the time that CohBar stockholders are asked to vote on the proposals at the CohBar Special Meeting. After completion of the Merger, CohBar will be renamed “TuHURA Biosciences, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “HURA.” On September 11, 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of CohBar Common Stock was $2.96 per share.

CohBar stockholders are cordially invited to attend the special meeting in lieu of annual meeting of CohBar stockholders. CohBar is holding its special meeting in lieu of annual meeting of stockholders (the “CohBar Special Meeting”) on October 4, 2023, at 8:00 a.m. Eastern Time, unless postponed or adjourned to a later date, in order to obtain the stockholder approvals necessary to complete the Merger and related matters. The CohBar Special Meeting in lieu of annual meeting will be held entirely online. CohBar stockholders will be able to attend and participate in the CohBar Special Meeting online by visiting www.virtualshareholdermeeting.com/CWBR2023, where they will be able to listen to the meeting live, submit questions and vote. At the CohBar Special Meeting, CohBar will ask its stockholders:

1.      To approve (i) the issuance of shares of CohBar Common Stock, which will represent more than 20% of the shares of CohBar Common Stock outstanding immediately prior to the Merger, to stockholders of Morphogenesis, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of CohBar resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.      To approve an amendment to the third amended and restated certificate of incorporation of CohBar (the “CohBar Charter”) at the option of the CohBar board of directors (the “CohBar Board”) to increase the number of authorized shares of CohBar Common Stock to 200,000,000 and increase the number of authorized shares of CohBar preferred stock (“CohBar Preferred Stock”) to 20,000,000 (the “Authorized Share Increase”) (the “Authorized Share Increase Proposal” or “Proposal No. 2”);

3.      To adopt and approve an amendment to the CohBar Charter to effect a reverse stock split of CohBar Common Stock (the “Reverse Stock Split”), by a ratio of not less than 1-for-1.5 and not more than 1-for-10, such ratio and the implementation and timing of the Reverse Stock Split to be determined in the discretion of the CohBar Board (the “Reverse Stock Split Proposal” or “Proposal No. 3”);

4.      To approve, on an advisory (non-binding) basis, certain compensation payments that will or may be made by CohBar to its named executive officers in connection with the Merger (the “Golden Parachute’s Compensation Proposal” or “Proposal No. 4”);

5.      To elect a board of directors named in this proxy statement/prospectus, up to the number of directorships subject to election (being seven or two), to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified (the “Director Election Proposal” or “Proposal No. 5”);

6.      To ratify the appointment of Marcum LLP as CohBar’s independent registered public accounting firm for the year ending December 31, 2023 (the “Auditor Ratification Proposal” or “Proposal No. 6”);

7.      To approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, in the form attached as Annex H to this proxy statement/prospectus (the “2023 Equity Incentive Plan Proposal” or “Proposal No. 7”);

8.      To approve an adjournment of the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1, 2, 3, 4 and 7 (the “Adjournment Proposal” or “Proposal No. 8”); and

9.      To transact such other business as may properly come before the stockholders at the CohBar Special Meeting or any adjournment or postponement thereof.

Concurrently with the execution of the Merger Agreement, (i) certain stockholders of Morphogenesis (solely in their respective capacities as Morphogenesis stockholders) have entered into support agreements with CohBar and Morphogenesis to vote all of their shares of Morphogenesis Common Stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposals and (ii) certain officers and directors of CohBar have entered into support agreements with CohBar and Morphogenesis to vote all of their shares of CohBar Common Stock in favor of the adoption and approval of the Merger Agreement, the Merger and related transactions contemplated by the Merger Agreement and against any alternative acquisition proposals.

After careful consideration, each of the CohBar and Morphogenesis boards of directors have approved the Merger Agreement and have determined that it is advisable to consummate the Merger. The CohBar Board has approved the proposals described in the accompanying proxy statement/prospectus and recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about CohBar, Morphogenesis, the Merger Agreement, the Merger and transactions contemplated thereby and the foregoing proposals is contained in the accompanying proxy statement/prospectus. CohBar urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 26 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

CohBar and Morphogenesis are excited about the opportunities the Merger brings to CohBar’s and Morphogenesis’ stockholders and thank you for your consideration and continued support.

Dr. Joseph J. Sarret	Dr. James Bianco
President, Chief Executive Officer	President, Chief Executive Officer
CohBar, Inc.	Morphogenesis, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated September 12, 2023, and is first being mailed to CohBar’s stockholders on or about September 12, 2023.

COHBAR, INC.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025

NOTICE OF SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF STOCKHOLDERS

To the stockholders of CohBar, Inc.:

NOTICE IS HEREBY GIVEN that a virtual special meeting in lieu of annual meeting of stockholders (the “CohBar Special Meeting”) will be held on October 4, 2023 at 8:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The CohBar Special Meeting will be held entirely online. You will be able to attend and participate in the CohBar Special Meeting online by visiting www.virtualshareholdermeeting.com/CWBR2023, where you will be able to listen to the meeting live, submit questions and vote.

The CohBar Special Meeting will be held for the following purposes:

1.      To approve (i) the issuance of shares of CohBar Common Stock, which will represent more than 20% of the shares of CohBar Common Stock outstanding immediately prior to the Merger, to stockholders of Morphogenesis, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, and (ii) the change of control of CohBar resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

2.      To approve an amendment to the CohBar Charter at the option of the CohBar Board to effect the Authorized Share Increase (the “Authorized Share Increase Proposal” or “Proposal No. 2”);

3.      To adopt and approve an amendment to the CohBar Charter to effect a reverse stock split of CohBar Common Stock (the “Reverse Stock Split”), by a ratio of not less than 1-for-1.5 and not more than 1-for-10, such ratio and the implementation and timing of the Reverse Stock Split to be determined in the discretion of the CohBar Board (the “Reverse Stock Split Proposal” or “Proposal No. 3”);

4.      To approve, on an advisory (non-binding) basis, certain compensation payments that will or may be made by CohBar to its named executive officers in connection with the Merger (the “Golden Parachute’s Compensation Proposal” or “Proposal No. 4”);

5.      To elect a board of directors named in this proxy statement/prospectus, up to the number of directorships subject to election (being seven or two), to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified (the “Director Election Proposal” or “Proposal No. 5”);

6.      To ratify the appointment of Marcum LLP as CohBar’s independent registered public accounting firm for the year ending December 31, 2023 (the “Auditor Ratification Proposal” or “Proposal No. 6”);

7.      To approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, in the form attached as Annex H to this proxy statement/prospectus (the “2023 Equity Incentive Plan Proposal” or “Proposal No. 7”);

8.      To approve an adjournment of the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1, 2, 3, 4 and 7 (the “Adjournment Proposal” or “Proposal No. 8”); and

9.      To transact such other business as may properly come before the stockholders at the CohBar Special Meeting or any adjournment or postponement thereof.

These proposals are collectively referred to as the “Proposals.”

The CohBar Board has fixed August 31, 2023 as the record date for the determination of stockholders entitled to notice of, and to vote at, the CohBar Special Meeting and any adjournment or postponement thereof. Only holders of record of shares of common stock of CohBar at the close of business on the record date are entitled to notice of, and to vote at, the CohBar Special Meeting. At the close of business on the record date, CohBar had 2,906,926 shares of common stock outstanding and entitled to vote.

Your vote is important. The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of Proposal Nos. 1, 2, 3, 4, 6, 7 and 8. With respect to Proposal No. 5, directors are elected by a plurality of the votes cast by the stockholders entitled to vote on the election at the CohBar Special Meeting, and the nominees for director receiving the highest number of affirmative votes, up to the number of directorships subject to election, will be elected. Approval of each of Proposal No. 1, Proposal No. 2 and Proposal No. 3 is a condition to the completion of the Merger. Therefore, the Merger cannot be consummated without the approval of Proposal Nos. 1, 2 and 3.

Even if you plan to virtually attend the CohBar Special Meeting, CohBar requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the CohBar Special Meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the CohBar Special Meeting.

COHBAR’S BOARD OF DIRECTORS HAS DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO COHBAR AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. COHBAR’S BOARD OF DIRECTORS RECOMMENDS THAT COHBAR STOCKHOLDERS VOTE “FOR” EACH NOMINEE AND “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders’ Meeting
to Be Held on October 4, 2023 at 8:00 a.m. Eastern Time via the internet

The proxy statement/prospectus and annual report to stockholders are available at
www.virtualshareholdermeeting.com/CWBR2023

By Order of CohBar’s Board of Directors,

Dr. Joseph J. Sarret
President, Chief Executive Officer
September 12, 2023

EXPLANATORY NOTE

The issuance of all shares of CohBar Common Stock in exchange for each share of Morphogenesis Common Stock (including all shares of Morphogenesis preferred stock converted into Morphogenesis Common Stock) pursuant to the Merger Agreement is intended to be covered by this registration statement on Form S-4 of which this proxy statement/prospectus is a part.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about CohBar, Inc. that is not included in or delivered with this document. You may obtain this information without charge through the Securities and Exchange Commission (“SEC”) website (www.sec.gov) or upon your written or oral request by contacting the Corporate Secretary of CohBar, Inc. by calling (650) 446-7888 or via email to investors@cohbar.com.

To ensure timely delivery of these documents, any request should be made no later than September 27, 2023 to receive them before the CohBar Special Meeting.

For additional details about where you can find information about CohBar, please see the section titled “Where You Can Find More Information” beginning on page 320 of this proxy statement/prospectus.

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QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split described in Proposal No. 3 of this proxy statement/prospectus.

The following section provides answers to frequently asked questions about the Merger. This section, however, provides only summary information. For a more complete response to these questions and for additional information, please refer to the cross-referenced sections.

Q:     What is the Merger?

A:     On May 22, 2023, CohBar, Inc., a Delaware corporation (“CohBar”), Chimera MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of CohBar (“Merger Sub”), and Morphogenesis, Inc., a Delaware corporation (“Morphogenesis”), entered into an Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”), a copy of which is attached as Annex A. Pursuant to the Merger Agreement, Merger Sub will merge with and into Morphogenesis, with Morphogenesis continuing as a wholly owned subsidiary of CohBar and CohBar being the surviving corporation of the Merger (the “Merger”). The Merger Agreement contains the terms and conditions of the proposed Merger. After the completion of the Merger, CohBar will change its corporate name to “TuHURA Biosciences, Inc.” CohBar following the Merger is referred to herein as the “combined company.”

At the closing of the Merger, (a) each then-outstanding share of common stock, par value $0.001 per share, of Morphogenesis (the “Morphogenesis Common Stock”) (other than shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)) will be converted into and become exchangeable for a number of shares of common stock, par value $0.001 per share, of CohBar (the “CohBar Common Stock”) calculated in accordance with the Merger Agreement (the “Exchange Ratio”), (b) each then-outstanding option to purchase Morphogenesis Common Stock will be assumed and converted by CohBar into an option to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and (c) each then-outstanding warrant to purchase shares of Morphogenesis Common Stock will be converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

The Exchange Ratio will be equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to pre-Merger Morphogenesis stockholders (or issuable to pre-Merger Morphogenesis option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of CohBar and Morphogenesis as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio (as defined in the Merger Agreement), (i) shares of CohBar Common Stock underlying CohBar stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than $2.00 (subject to adjustment pursuant to the Merger Agreement) will be deemed to be outstanding and (ii) all shares of Morphogenesis Common Stock underlying outstanding Morphogenesis preferred stock, stock options, and warrants will be deemed to be outstanding.

Immediately after the closing of the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing (as discussed below), pre-Merger Morphogenesis equityholders would own approximately 77% of the combined company, pre-Merger CohBar equityholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger).

Q:     Why are the two companies proposing to merge?

A:     CohBar and Morphogenesis believe that combining the two companies will result in a company with a promising pipeline, a strong leadership team and substantial capital resources, positioning it to become a great oncology-focused company. If the Merger is completed, the combined company will focus on developing Morphogenesis’ product candidates, which are described on page 220 under the section titled “Morphogenesis’ Business,” and it is anticipated that the combined company will not continue to develop CohBar’s product candidates. If the Merger is not completed, CohBar will reconsider its strategic alternatives. For a more complete description of the reasons for the Merger, please see the sections titled “The Merger — CohBar’s Reasons for the Merger; Recommendation of the CohBar Board” and “The Merger — Morphogenesis’ Reasons for the Merger” beginning on pages 117 and 123, respectively, of this proxy statement/prospectus.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a stockholder of CohBar as of the record date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•        a proxy statement of CohBar used to solicit proxies for a virtual special meeting in lieu of annual meeting of stockholders (the “CohBar Special Meeting”) to vote on the matters set forth herein; and

•        a prospectus of CohBar used to offer shares of CohBar Common Stock in exchange for shares of Morphogenesis Common Stock (other than shares held in treasury and Dissenting Shares) in the Merger.

Q:     What is the Stock Dividend?

A:     As contemplated by the Merger Agreement, CohBar will make a dividend to the holders of CohBar Common Stock as of the close of business on the business day immediately prior to the date of the closing of the Merger or such other date pursuant to the terms of the Merger Agreement (the “Record Date”) equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding as of the Record Date (the “Stock Dividend”).

The payment date for the Stock Dividend is anticipated to be immediately prior to the effective time of the Merger (the “Effective Time”) (or such other date as necessary on or before the Reverse Stock Split).

The purpose of the Stock Dividend is to increase the amount of the total number of shares of CohBar Common Stock held by pre-Merger CohBar equityholders to give effect to the Exchange Ratio so that, immediately after the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger CohBar equityholders would own approximately 15% of the combined company.

Q:     What is the Initial Financing and the Second Financing?

A:     On May 22, 2023 and concurrently with the execution and delivery of the Merger Agreement, CohBar entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with K & V Investment Two, LLC, a Florida limited liability company (the “Investor”). Pursuant to the Stock Purchase Agreement, CohBar will issue, subject to adjustments contained in the Stock Purchase Agreement, 7,500,000 shares of CohBar Common Stock for an aggregate purchase price of $15 million (the “Initial Financing”) immediately prior to the Effective Time (the “Initial Closing”). The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement. In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing and subject to the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement, an aggregate of 7,500,000 additional shares of CohBar Common Stock, subject to adjustments contained in the Stock Purchase Agreement, for an aggregate purchase price of up to $15 million at the same price per share as sold in connection with the Initial Closing (the “Second Financing”). Immediately after the closing of the Merger, on a pro forma basis, including the Stock Dividend and after taking into account both the Initial Financing, the Investor would own approximately 9% of the combined company (excluding the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger).

Q:     What proposals will be voted on at the CohBar Special Meeting in connection with the Merger?

A:     Pursuant to the terms of the Merger Agreement, the following proposals must be approved by the requisite stockholder vote at the CohBar Special Meeting in order for the Merger to close:

•        Proposal No.  1 — The Nasdaq Stock Issuance Proposal to approve (i) the issuance of shares of CohBar Common Stock, which will represent more than 20% of the shares of CohBar Common Stock outstanding immediately prior to the Merger, to stockholders of Morphogenesis, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of CohBar resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively (the “Nasdaq Stock Issuance Proposal” or “Proposal No. 1”);

•        Proposal No.  2 — The Authorized Share Increase Proposal to approve an amendment to the third amended and restated certificate of incorporation of CohBar (the “CohBar Charter”) at the option of the CohBar board of directors (the “CohBar Board”) to increase the number of authorized shares of CohBar Common Stock to 200,000,000 and to increase the number of authorized shares of CohBar Preferred Stock to 20,000,000 (the “Authorized Share Increase”) (the “Authorized Share Increase Proposal” or “Proposal No. 2”); and

•        Proposal No. 3 — The Reverse Stock Split Proposal to approve an amendment to the CohBar Charter to effect the Reverse Stock Split, by a ratio of not less than 1-for-1.5 and not more than 1-for-10, such ratio and the implementation and timing of the Reverse Stock Split to be determined in the discretion of the CohBar Board (the “Reverse Stock Split Proposal” or “Proposal No. 3”).

The approval of each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of CohBar Common Stock in connection with the Merger and the change of control of CohBar resulting from the Merger will not take place unless Proposal No. 1 is approved by CohBar stockholders and the Merger is consummated. The amendment to the CohBar Charter to effect the Authorized Share Increase will not take place unless Proposal No. 2 is approved by the requisite CohBar stockholders. The amendment to the CohBar Charter to effect a Reverse Stock Split of CohBar’s issued and outstanding common stock will not take place unless Proposal No. 3 is approved by the requisite CohBar stockholders. The CohBar Board may determine to effect the Reverse Stock Split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including Proposal No. 1 and Proposal No. 2.

In addition to the requirement of obtaining CohBar stockholder approval of Proposal Nos. 1, 2 and 3, the closing of the Merger is subject to the satisfaction or waiver of each of the other closing conditions set forth in the Merger Agreement. For a more complete description of the closing conditions under the Merger Agreement, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 161 of this proxy statement/prospectus.

The presence, by accessing online or being represented by proxy, at the CohBar Special Meeting of the holders of not less than one-third of the total voting power of shares of CohBar Common Stock issued and outstanding and entitled to vote at the CohBar Special Meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q:     What proposals are to be voted on at the CohBar Special Meeting, other than the Nasdaq Stock Issuance Proposal, the Authorized Share Increase Proposal and the Reverse Stock Split Proposal?

A:     At the CohBar Special Meeting, the holders of CohBar Common Stock will also be asked to consider the following proposals:

•        Proposal No.  4 — The Golden Parachute’s Compensation Proposal to approve, on an advisory (non-binding) basis, certain compensation payments that will or may be made by CohBar to its named executive officers in connection with the Merger (the “Golden Parachute’s Compensation Proposal” or “Proposal No. 4”);

•        Proposal No.  5 — The Director Election Proposal to elect a board of directors named in this proxy statement/prospectus, up to the number of directorships subject to election (being seven or two), to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified (the “Director Election Proposal” or “Proposal No. 5”);

•        Proposal No.  6 — The Auditor Ratification Proposal to ratify the appointment of Marcum LLP as CohBar’s independent registered public accounting firm for the year ending December 31, 2023 (the “Auditor Ratification Proposal” or “Proposal No. 6”);

•        Proposal No.  7 — The 2023 Equity Incentive Plan Proposal to approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, in the form attached as Annex H to this proxy statement/prospectus (the “2023 Equity Incentive Plan Proposal” or “Proposal No. 7”); and

•        Proposal No.  8 — The Adjournment Proposal to approve an adjournment of the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1, 2, 3, 4 and 7 (the “Adjournment Proposal” or “Proposal No. 8”).

The approval of each of Proposal Nos. 4, 5, 6, 7 and 8 is not a condition to the Merger. CohBar does not expect that any matter other than the Proposals will be brought before the CohBar Special Meeting.

The presence, by accessing online or being represented by proxy, at the CohBar Special Meeting of the holders of not less than one-third of the total voting power of shares of CohBar Common Stock issued and outstanding and entitled to vote at the CohBar Special Meeting is necessary to constitute a quorum at the meeting for the Proposals.

Q:     What stockholder votes are required to approve the Proposals at the CohBar Special Meeting?

A:     The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of Proposal Nos. 1, 2, 3, 4, 6, 7 and 8. With respect to Proposal No. 5, directors are elected by a plurality of the votes cast by the stockholders entitled to vote on the election at the CohBar Special Meeting, and the nominees for director receiving the highest number of affirmative votes, up to the number of directorships subject to election, will be elected.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR,” “AGAINST” and “WITHHOLD” votes, abstentions and broker non-votes, as applicable to each proposal. Abstentions and broker non-votes, if any, will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the CohBar Special Meeting. Votes withheld, abstentions and broker non-votes, if any, will not be counted as “votes cast” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8.

Q:     What are the contingent value rights (“CVRs”) being issued to CohBar stockholders and warrant holders in connection with the Merger?

A:     At or prior to the Effective Time, CohBar will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”), pursuant to which CohBar’s pre-Merger common stockholders and certain warrant holders of record as of the Record Date will receive one CVR for each outstanding share of CohBar Common Stock held by such stockholder (or, in the case of the warrants, each share of CohBar Common Stock for which such warrant is exercisable). A copy of the form of CVR Agreement is included as Annex F to this proxy statement/prospectus.

Pursuant to the CVR Agreement, each CVR will entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of CohBar’s legacy assets pursuant to any disposition agreement entered into within three years of the closing of the Merger. CohBar’s legacy assets include the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation CohBar’s CB4211 candidate and CB5138 Analogs.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in CohBar or the combined company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The payment date for the CVRs will be three business days after the Effective Time, provided, that CohBar will make additional CVR distributions to certain CohBar warrant holders from time to time to the extent such warrant holders become entitled to the CVR in accordance with the terms of such warrants.

For a more detailed description of the CVRs and the CVR Agreement, see “Agreements Related to the Merger — Contingent Value Rights Agreement” elsewhere in this proxy statement/prospectus.

Q:     What will Morphogenesis equityholders receive in the Merger?

A:     At the closing of the Merger, (a) each then-outstanding share of Morphogenesis Common Stock (other than shares held in treasury and Dissenting Shares) will be converted into and become exchangeable for a number of shares of CohBar Common Stock calculated in accordance with the Exchange Ratio, (b) each then-outstanding option to purchase Morphogenesis Common Stock will be assumed and converted by CohBar into an option to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and (c) each then-outstanding warrant to purchase shares of Morphogenesis Common Stock will be converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

The Exchange Ratio will be equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to pre-Merger Morphogenesis stockholders (or issuable to pre-Merger Morphogenesis option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of CohBar and Morphogenesis as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio, (i) shares of CohBar Common Stock underlying CohBar stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than $2.00 (subject to adjustment pursuant to the Merger Agreement) will be deemed to be outstanding and (ii) all shares of Morphogenesis Common Stock underlying outstanding Morphogenesis preferred stock, stock options, and warrants will be deemed to be outstanding.

For a more complete description of the treatment of Morphogenesis Common Stock and Morphogenesis’ options and warrants in the Merger, please see the sections titled “The Merger Agreement — Merger Consideration” and “The Merger Agreement — Exchange Ratio” beginning on pages 148 and 149, respectively, of this proxy statement/prospectus.

Q:     Will the common stock of the combined company trade on an exchange?

A:     Shares of CohBar Common Stock are currently listed on Nasdaq under the symbol “CWBR.” CohBar has filed an initial listing application for the common stock of the combined company with Nasdaq. It is a condition of the closing of the Merger that the initial listing application with Nasdaq shall have been approved. If such condition is not satisfied, the Merger may not be consummated. Each of CohBar and Morphogenesis may waive this condition as set forth in the Merger Agreement. Nasdaq’s determination is not expected to be known at the time that you are asked to vote on the Proposals at the CohBar Special Meeting. After completion of the Merger, CohBar will be renamed “TuHURA Biosciences, Inc.” and it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “HURA.” On September 11, 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of CohBar Common Stock was $2.96 per share.

Q:     Who will be the directors of the combined company following the Merger?

A:     Immediately following the Merger, the combined company’s board of directors is expected to be composed of six members, consisting of James Manuso, Alan List, George Ng, James Bianco, Misha Petkevich and Joanne Yun, four of whom will be designated by Morphogenesis and two of whom will be designated by CohBar.

Q:     Who will be the executive officers of the combined company immediately following the Merger?

A:     Immediately following the Merger, the executive management team of the combined company is expected to consist of members of the Morphogenesis executive management team prior to the Merger, including:

Name	Title
James Bianco, M.D.	President and Chief Executive Officer
Dan Dearborn	Chief Financial Officer

Q:     As a CohBar stockholder, how does the CohBar Board recommend that I vote?

A:     After careful consideration, the CohBar Board recommends that CohBar stockholders vote “FOR” all of the Proposals.

Albion J. Fitzgerald, one of the seven members of the CohBar Board, did not vote in favor of the Merger and the transactions contemplated by the Merger Agreement. The other six directors, after weighing various factors, voted in favor of the board approvals and recommendations regarding the Merger and the Proposals because they believed that, taking all relevant factors into account, the Merger Agreement and the Merger were in the best interests of CohBar and its stockholders. For more information, please see the section titled “CohBar’s Reasons for the Merger; Recommendation of the CohBar Board — Concerns of Dissenting Director” beginning on page 122 of this proxy statement/prospectus.

Q:     What risks should I consider in deciding whether to vote in favor of the Merger?

A:     You should carefully review the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus and the documents incorporated by reference herein, which set forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of CohBar and Morphogenesis, as independent companies, are subject.

Q:     When do you expect the Merger to be consummated?

A:     The Merger is anticipated to close in the third quarter of 2023, but the exact timing cannot be predicted. For more information, please see the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 161 of this proxy statement/prospectus.

Q:     What do I need to do now?

A:     CohBar urges you to read this proxy statement/prospectus carefully, including the annexes and the documents incorporated by reference, and to consider how the Merger affects you.

If you are a CohBar stockholder of record, you may provide your proxy instructions in one of four (4) different ways:

•        You can vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the CohBar Special Meeting, CohBar will vote your shares in accordance with the proxy card.

•        You can vote by proxy over the internet, follow the instructions provided on the Notice of Internet Availability.

•        You can vote by telephone by calling the toll-free number found on the Notice of Internet Availability.

•        You may attend the CohBar Special Meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/CWBR2023.

Your signed proxy card, telephonic proxy instructions, or internet proxy instructions must be received by October 3, 2023 at 11:59 p.m. Eastern Time to be counted.

If you hold your shares in “street name” (as described below), you may provide your proxy instructions via telephone or the internet by following the instructions on your vote instruction form provided by your broker. Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the CohBar Special Meeting.

Q:     What happens if I do not return a proxy card or otherwise vote or provide proxy instructions, as applicable?

A:     If you are a CohBar stockholder, the failure to return your proxy card or otherwise vote or provide proxy instructions will reduce the aggregate number of votes required to approve Proposal Nos. 1, 2, 3, 4, 5, 6 and 7.

Q:     May I attend the CohBar Special Meeting and vote in person?

A:     Stockholders of record as of August 31, 2023 will be able to attend and participate in the CohBar Special Meeting online by accessing www.virtualshareholdermeeting.com/CWBR2023. To join the CohBar Special Meeting, you will need to have your 16 digit control number which is included on your Notice of Internet Availability of Proxy Materials and your proxy card. If your shares are held in “street name,” you should contact your bank, broker or other nominee if you did not receive a 16 digit control number.

Q:     Who counts the votes?

A:     Broadridge Financial Solutions, Inc. (“Broadridge”) has been engaged as CohBar’s inspector of election. If you are a stockholder of record, your executed proxy card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker returns one proxy card to Broadridge on behalf of all its clients.

Q:     If my CohBar shares are held in “street name” by my broker, will my broker vote my shares for me?

A:     If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients. These matters are referred to as “non-routine” matters. On non-routine items for which you do not give your broker instructions, shares of CohBar Common Stock will be treated as broker non-votes. Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:     What are broker non-votes and do they count for determining a quorum?

A:     Generally, a “broker non-vote” occurs when shares held by a broker are not voted with respect to a particular proposal because the broker does not have or did not exercise discretionary authority to vote on the matter and has not received voting instructions from its clients.

Broker non-votes, if any, will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the CohBar Special Meeting. Broker non-votes, if any, will not be counted as “votes cast” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8.

Q:     May I change my vote after I have submitted a proxy or provided proxy instructions?

A:     CohBar stockholders of record, unless such stockholder’s vote is subject to a support agreement, may change their vote at any time before their proxy is voted at the CohBar Special Meeting in one of four ways:

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.

•        You may attend the CohBar Special Meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/CWBR2023. Simply attending the CohBar Special Meeting will not, by itself, revoke your proxy.

Your signed proxy card, telephonic proxy instructions, internet proxy instructions, or written notice must be received by October 3, 2023, 11:59 p.m. Eastern Time to be counted.

If a CohBar stockholder who owns CohBar shares in “street name” has instructed a broker to vote its shares of CohBar Common Stock, the stockholder must follow directions received from its broker to change those instructions.

Q:     Who is paying for this proxy solicitation?

A:     CohBar and Morphogenesis will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of CohBar Common Stock for the forwarding of solicitation materials to the beneficial owners of CohBar Common Stock. CohBar will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials. CohBar has retained Morrow Sodali LLC, 333 Ludlow Street, 5th Floor, South Tower, Stamford, CT 06902 (“Morrow”), to assist it in soliciting proxies using the means referred to above. CohBar will pay the fees of Morrow, which CohBar expects to be approximately $40,000 plus reimbursement of out-of-pocket expenses. Solicitations also may be made by personal interview, mail, telephone, and electronic communications by directors, officers, and other employees without additional compensation.

Q:     What are the material U.S. federal income tax consequences of the Merger to holders of CohBar capital stock?

A:     CohBar stockholders will not sell, exchange or dispose of any shares of CohBar Common Stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to CohBar stockholders as a result of the Merger. Accordingly, CohBar stockholders will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

Q:     What are the material U.S. federal income tax consequences of the Merger to United States holders of Morphogenesis capital stock?

A:     The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. However, it is not a condition to the parties’ obligations to complete the Merger that the Merger so qualifies. Nevertheless, assuming that the Merger so qualifies, U.S. holders (as defined in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Morphogenesis Common Stock” beginning on page 140) of shares of Morphogenesis Common Stock will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of Morphogenesis Common Stock for shares of CohBar Common Stock in the Merger. Morphogenesis and CohBar have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding any matters relating to the transactions and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

Q:     What are the material U.S. federal income tax consequences of the issuance of the CVRs, including any distributions of CohBar Common Stock under the CVRs?

A:     Because no authority directly addresses the U.S. federal income tax treatment of the CVRs, the amount of income or gain, and the timing and character of the income or gain, a holder of CohBar stock may recognize with respect to the CVRs is uncertain. Please review the information in the section titled “Agreements Related to the Merger — Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the CVRs to Holders of CohBar Common Stock” for a discussion of the material U.S. federal income tax consequences of the CVRs to holders of CohBar Common Stock.

Q:     What are the material U.S. federal income tax consequences of the Reverse Stock Split to holders of CohBar Common Stock?

A:     A holder of CohBar Common Stock should not recognize gain or loss upon the Reverse Stock Split, except to the extent such holder receives cash in lieu of a fractional share of CohBar Common Stock, and subject to the discussion in the section titled “Proposal No. 3 — The Reverse Stock Split Proposal.” Please review the information in the section titled “Proposal No. 3 — The Reverse Stock Split Proposal — Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” for a more complete description of the material U.S. federal income tax consequences of the Reverse Stock Split to holders of CohBar Common Stock.

Q:     Who can help answer my questions?

A:     If you are a CohBar stockholder and would like additional copies of this proxy statement/prospectus or any documents incorporated by reference herein, without charge, or if you have questions about the Merger or related matters, including the procedures for voting your shares, you should contact:

CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
Telephone: (650) 446-7888
Attention: Corporate Secretary
Email: investors@cohbar.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the Proposals being considered at the CohBar Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus, and the documents incorporated by reference therein. For more information, please see the section titled “Where You Can Find More Information” beginning on page 320 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split described in Proposal No. 3 of this proxy statement/prospectus.

The Companies

CohBar

Unless the context otherwise requires, references to “we,” “us” or “our” in this subsection generally refer to CohBar.

CohBar is a clinical stage biotechnology company that has historically focused on leveraging the power of the mitochondria and the peptides encoded in its genome to develop potential breakthrough therapeutics targeting chronic and age-related diseases. Our novel approach is built on the key insights of our founders that certain mitochondrially encoded peptides produce effects that are not limited to local regulation within the mitochondria and may have important roles to play in critical systemic biological pathways. Many of these effects are quite distinct from what has traditionally been thought of as mitochondrial function.

Our proprietary processes of identifying nucleic acid sequences encoding native peptides in the mitochondrial genome, developing and optimizing novel analogs of these natural mitochondrial derived peptides (“MDPs”), as well as developing and conducting proprietary screens to identify and characterize the activities of these peptides are referred to as our technology platform. We expect our research and development expenses to decrease in the coming quarters as we continue to explore strategic alternatives. However, we do not believe that it is possible at this time to accurately project our research and development costs.

Historically, we have financed our operations primarily with proceeds from sales of our equity securities, including our initial public offering, private placements of our securities, a debt offering, public sales of our securities and the exercise of outstanding warrants and stock options. Since our inception through June 30, 2023, our operations have been funded with an aggregate of approximately $97.3 million from the sale and issuance of equity instruments and debt, including the proceeds from the exercise of warrants and stock options.

Since inception, we have incurred significant operating losses. Our net losses were $6.5 million and $6.0 million for the six months ended June 30, 2023 and 2022, respectively. Our net losses were $12.2 million and $15.5 million for the years ended December 31, 2022 and 2021, respectively. We incurred $0.7 million and $1.0 million in non-cash expenses during the six months ended June 30, 2023 and 2022, respectively. We incurred $1.8 million and $2.7 million in non-cash expenses during the years ended December 31, 2022 and 2021, respectively. Our net losses excluding non-cash expenses were $5.8 million and $5.0 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of $103 million. Dependent upon the completion of the Merger, significant expenses and operating losses over the next several years may continue to occur. Our net losses may fluctuate significantly from quarter to quarter and from year to year.

In December 2022, we suspended Investigational New Drug (“IND”)-enabling work on pre-clinical candidate CB5138-3, which we had been developing as a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. The decision to suspend IND-enabling work was based on completed non-clinical formulation studies seeking to identify a formulation suitable for clinical development. In addition, we do not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that we will be able to develop such a formulation.

We have retained Ladenburg Thalmann & Co. Inc. (“Ladenburg”) as a financial advisor to assist CohBar in completing the Merger. There can be no assurance that this will result in completion of the Merger. See also “Risk Factors — Risks Related to the Merger”.

If the Merger is completed, the combined company will focus on developing Morphogenesis’ product candidates, which are described on page 220 under the section titled “Morphogenesis’ Business,” and it is anticipated that the combined company will not continue to develop CohBar’s product candidates. If the Merger is not completed, CohBar will reconsider its strategic alternatives.

CohBar’s principal executive offices are located at 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025, and its telephone number is (650) 446-7888. CohBar’s website address is www.cohbar.com.

Morphogenesis

Morphogenesis is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates and also developing inhibitors of myeloid derived suppressor cells (“MDSCs”), to modulate their immunosuppressive effects on the tumor microenvironment. The company’s technologies are designed to overcome primary and acquired resistance to checkpoint inhibitors or cellular therapies like CAR T in the treatment of cancer.

Morphogenesis has developed Immune FxTM (“IFx”), as a personalized cancer vaccine technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. Morphogenesis’ personalized cancer vaccine product candidates are delivered either via intratumoral injection (in the case of the company’s proprietary plasmid DNA (“pDNA”) vaccine product candidate) or tumor targeted via intravenous or autologous whole-cell administration (in the case of the company’s messenger RNA (“mRNA”) vaccine product candidate).

Morphogenesis has completed enrollment and received preliminary results in a multicenter Phase 1b dose and schedule finding study for the company’s IFx-Hu2.0 personalized cancer vaccine product candidate (“IFx-2.0”) in advanced or metastatic Merkel cell carcinoma (“MCC”) and advanced cutaneous Squamous cell carcinoma (“cSCC”). The primary objective of the trial is to determine the safety, tolerability and optimal dose and schedule of IFx-2.0 when administered intratumoral in up to three lesions injected across three different administration schedules. Safety was evaluated for up to 28 days following IFx-2.0 administration. Five patients with advanced MCC and four with cSCC were enrolled in the dose escalation stage of the trial. Prior to enrollment, all patients with MCC received checkpoint inhibitor with pembrolizumab (4 patients) or avelumab (1 patient), and all had progressive disease with median 3 months treatment (2.0 – 4.5 months). All 4 patients with cSCC previously received cemiplimab with median 6 months treatment (3.0 – 11.5 months). Following completion of protocol therapy, all 5 patients with MCC and 2 of 4 patients with cSCC were treated with anti-PD(L)-1 checkpoint inhibitor monotherapy as the immediate post-protocol treatment as follows: pembrolizumab (3 patients) or avelumab (2 patients) in MCC and cemiplimab (2 patients) in cSCC. Four of 5 patients with MCC and 1 of 2 patients with cSCC, or 5 of 7 total (71%), experienced an objective response to checkpoint inhibitor rechallenge with duration of response ongoing in 4 patients (7+, 8+, 9+, 20+ months), and one response lasting 23 months. IFx-2.0 was well tolerated at all doses and schedules with no treatment related serious adverse events reported. In sum, the company’s preliminary Phase 1b clinical trial results demonstrated the potential for IFx-2.0 to produce durable, objective anti-tumor responses in 80% patients with MCC who exhibited primary resistance to anti-PD(L)-1, a checkpoint inhibitor, with a “durable response” being a complete or partial response beginning within 12 months of treatment and lasting ≥6 months. See the section entitled “Business — Morphogenesis Development Program and Development Strategy — Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma.”

The evidence of clinical response rates described above or elsewhere in this proxy statement/prospectus, as well as the other clinical activity and results described in this proxy statement/prospectus, does not mean that IFx-2.0 or any other product candidate has demonstrated, or that such clinical response data will predict, sufficient clinical efficacy and prove the required level of safety in order to receive FDA approval or any other required regulatory approval.

Morphogenesis is in discussions with the FDA, including the deputy director of the FDA’s Oncology Center of Excellence, in finalizing its Phase 2/3 registration trial design for the company’s IFx-Hu2.0 cancer vaccine product candidate, which is Morphogenesis’ lead personalized cancer vaccine candidate. Under Morphogenesis’ current development plan and subject to the FDA’s agreement on clinical trial design, Morphogenesis expects to initiate a single registration-directed trial utilizing the FDA’s accelerated approval pathway for IFx-2.0 in the first half of 2024, with top line results expected to be available in mid-to-late 2026 according to the development plan. Morphogenesis has agreed in principle with the FDA to conduct a single, randomized, placebo-controlled trial in first line therapy of patients with advanced MCC. It is estimated by the American Cancer Society that there are approximately 2,000 patients in the U.S. diagnosed with MCC each year. This trial will compare overall response rates achieved with Keytruda® (pembrolizumab), the current first-line standard of care, compared to Keytruda® and adjunctive therapy with IFx-2.0. Generally, an “adjunctive therapy” is a therapy given in addition to the main treatment to maximize effectiveness of the main treatment. The company anticipates conducting this trial under a Special Protocol Assessment Agreement with the FDA. If successful, this trial would form the basis of a Biologics Licensing Application (“BLA”) that Morphogenesis currently expects to submit to the FDA in the first quarter of 2027. Notwithstanding Morphogenesis’ discussions with the FDA to date, there is no guarantee that Morphogenesis will ultimately receive a Special Protocol Assessment Agreement with the FDA for a registration-directed trial for IFx-2.0 under the accelerated approval pathway, and even if a Special Protocol Assessment Agreement for such a trial is granted, such agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

Morphogenesis is also developing its IFx-Hu3.0 cancer vaccine product candidate (“IFx-3.0”), an mRNA cancer vaccine candidate for intravenous or autologous whole cell administration for blood-related cancers, to expand the utility of its IFx technology to tumor types not accessible by intra-tumoral injection.

In addition to its cancer vaccine product candidates, Morphogenesis is using its Delta receptor technology to develop small molecule or bifunctional antibody drug conjugates (“ADCs”) designed to inhibit the immune suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors. The company’s Delta receptor technology was acquired in January 2023 when Morphogenesis acquired the intellectual property assets of TuHURA Biopharma, Inc.

Morphogenesis is not profitable and has incurred significant losses in each period since Morphogenesis’ inception, including net losses of $7.0 million for the year ended December 31, 2021, $9.4 million for the year ended December 31, 2022, and $22.1 million for the six months ended June 30, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of Morphogenesis common stock). To date, Morphogenesis has financed its operations primarily through private placements of its preferred stock and convertible notes that have been converted into preferred stock. Morphogenesis has not commercialized any products and has never generated any revenue from product sales. Morphogenesis expects these losses to increase as it continues to incur significant research and development and other expenses related to Morphogenesis’ ongoing operations, seeks regulatory approvals for Morphogenesis’ product candidates, scales-up manufacturing capabilities and hires additional personnel to support the development of its product candidates and to enhance its operational, financial and information management systems.

Morphogenesis is a Delaware corporation that was originally incorporated under the laws of the State of Florida on May 11, 1995, and redomesticated as a Delaware corporation effective April 27, 2023. Morphogenesis’ principal executive offices are located at 10500 University Center Drive, Suite 110, Tampa, Florida 33612. Morphogenesis’ telephone number is (813) 875-6600.

Merger Sub

Merger Sub is a direct, wholly-owned subsidiary of CohBar and was formed solely for the purpose of carrying out the Merger. Merger Sub’s principal executive offices are located at 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025, and its telephone number is (650) 446-7888.

The Merger (see page 107)

If the Merger is completed, Merger Sub will merge with and into Morphogenesis, with Morphogenesis surviving as a wholly owned subsidiary of CohBar.

CohBar’s Reasons for the Merger; Recommendation of the CohBar Board (see page 117)

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the CohBar Board held numerous meetings, consulted with CohBar’s senior management, CohBar’s legal counsel and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the CohBar Board considered a number of factors and scenarios that it viewed as supporting its decision to approve the Merger Agreement, including:

•        the financial condition and prospects of CohBar and the risks associated with continuing to operate CohBar on a stand-alone basis, including in light of:

•        CohBar’s decision, announced in December 2022, to suspended IND-enabling work on its pre-clinical candidate CB5138-3, a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases that CohBar had been developing, which was driven in large part by the completed non-clinical studies seeking to identify a formulation suitable for clinical development;

•        CohBar’s belief that the formulation of CB4211 used in the Phase 1b stage of its trial is not suitable for further development, and efforts to develop an improved formulation have not been successful;

•        investor interest and value perception for possible further development of its programs, the product candidates’ tolerability profiles, difficulty in formulating, stage of development, the lack of clarity on the mechanism of action for CB5138-3, and probability of success in relation to the requisite time and costs; and

•        difficulties encountered in CohBar’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs;

•        the CohBar Board and CohBar’s financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the CohBar Board’s view that no alternatives to the Merger (including remaining a standalone company, a liquidation or dissolution of CohBar to distribute any available cash, and alternative strategic transactions) were reasonably likely to create greater value to CohBar’s stockholders;

•        the CohBar Board’s belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, raising additional capital through the issuance of equity or debt securities, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with CohBar’s senior management, financial advisors and legal counsel, that the Merger is more favorable to CohBar stockholders than the potential value that might have resulted from other strategic alternatives available to CohBar;

•        the CohBar Board’s belief that, as a result of arm’s length negotiations with Morphogenesis, CohBar and its representatives negotiated the most favorable exchange ratio for CohBar’s stockholders to which Morphogenesis was willing to agree, and that the terms of the Merger Agreement include the most favorable terms to CohBar in the aggregate that were achievable and consistent with other similar transactions;

•        the CohBar Board’s belief that the $25 million equity value ascribed to CohBar would provide the existing CohBar stockholders significant value for CohBar’s public listing, and afford the CohBar stockholders a significant opportunity to participate in the potential growth of the combined company following the Merger at the negotiated exchange ratio; and

•        the CohBar Board’s view, following a review with CohBar’s management and advisors of Morphogenesis’ current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the Merger to fund development of Morphogenesis’ product candidates through upcoming value inflection points, including the initiation of Morphogenesis’ anticipated Phase 2/3 registration trial for IFx-Hu2.0.

Morphogenesis’ Reasons for the Merger (see page 123)

In the course of reaching its decision to approve the Merger, the Morphogenesis Board held numerous meetings, consulted with Morphogenesis senior management and legal counsel and considered a wide variety of factors. Ultimately, the Morphogenesis Board concluded that a merger with CohBar, together with the additional financing committed from the Initial Financing and Second Financing, was the best option to generate capital resources to support the advancement of Morphogenesis’ pipeline and fund the combined organization.

Additional factors the Morphogenesis Board considered included the following:

•        the Merger will potentially expand the access to capital and the range of investors available as a public company to support the clinical development of Morphogenesis’ pipeline, compared to the capital and investors Morphogenesis could otherwise gain access to if it continued to operate as a privately-held company;

•        the potential benefits from increased public market awareness of Morphogenesis and its pipeline;

•        the historical and current information concerning Morphogenesis business, including its financial performance and condition, operations, management and pre-clinical and clinical data;

•        the Morphogenesis Board’s belief that no alternatives to the Merger, together with the additional financing committed from the Initial Financing (as well as the potential additional financing associated with the Second Financing, which would be at the option of the Investor in the Initial Financing), were reasonably likely to create greater value for Morphogenesis stockholders, after reviewing the various financing and other strategic options to enhance stockholder value that were considered by the Morphogenesis Board;

•        the Morphogenesis Board’s expectation that the Merger, together with the additional financing committed from the Initial Financing, would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•        the Morphogenesis Board’s belief that the Second Financing, although at the option of the Investor in the Initial Financing, might represent a higher probability and more cost-effective means to access additional capital during the six-month period immediately following the completion of the Merger in light of the relatively short time period during which the Investor would have to exercise the right to complete the Second Financing and in light of the Investor’s then-existing interest in the combined company after giving effect to the Initial Financing;

•        the expected financial position, operations, management structure and operating plans of the combined company (including the ability to support the combined company’s current and planned pre-clinical and clinical trials), including the impact of the CVR Agreement;

•        the Morphogenesis Board’s view, based on scientific, regulatory and technical due diligence conducted by CohBar management and advisors, of the regulatory pathway for, and market opportunity of, the combined company product candidates;

•        business, history, operations, financial resources, assets, technology and credibility of CohBar; and

•        the terms and conditions of the Merger Agreement.

Recommendation of CohBar’s Board of Directors (see page 103)

•        The CohBar Board has determined and believes that the issuance of shares of CohBar Common Stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, CohBar and its stockholders and has approved such issuance. The CohBar Board recommends that CohBar stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

•        The CohBar Board has determined and believes that it is fair to, in the best interests of, and advisable to, CohBar and its stockholders to approve the amendment to the CohBar Charter to, at the option of its board of directors, effect the Authorized Share Increase, as described in this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the Authorized Share Increase Proposal.

•        The CohBar Board has determined and believes that it is fair to, in the best interests of, and advisable to, CohBar and its stockholders to approve the amendment to the CohBar Charter to effect the Reverse Stock Split, as described in this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the Reverse Stock Split Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to approve, on an advisory (non-binding) basis, certain compensation payments that will or may be made by CohBar to its named executive officers in connection with the Merger, as described in this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the Golden Parachute’s Compensation Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to elect each of the director nominees named in the Director Election Proposal, to serve on the CohBar Board. The CohBar Board recommends that CohBar stockholders vote “FOR” each of the director nominees named in the Director Election Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to ratify the appointment of Marcum LLP as CohBar’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The CohBar Board recommends that CohBar stockholders vote “FOR” the Auditor Ratification Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, in the form attached as Annex H to this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the 2023 Equity Incentive Plan Proposal.

•        The CohBar Board has determined and believes that adjourning the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Authorized Share Increase Proposal is fair to, in the best interests of, and advisable to, CohBar and its stockholders and has approved and adopted the proposal. The CohBar Board recommends that CohBar stockholders vote “FOR” the Adjournment Proposal, if necessary.

Interests of CohBar’s Directors and Officers in the Merger (see page 134)

In considering the recommendation of the CohBar Board with respect to issuing shares of CohBar Common Stock in the Merger and the other matters to be acted upon by the CohBar stockholders at the CohBar Special Meeting, the CohBar stockholders should be aware that CohBar’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of CohBar’s stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•        each of Misha Petkevich and Joanne Yun will continue as directors of the combined company after the Effective Time, and, following the closing of the Merger, will be eligible to be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation policy in place following the Effective Time;

•        under the Merger Agreement, CohBar’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage; and

•        in connection with the Merger, certain executives of CohBar entered into certain retention bonus letter agreement with CohBar, which is further described in the section captioned “The Merger — Interests of CohBar’s Executive Officers and Directors in the Merger — Golden Parachute Compensation.”

Interests of Morphogenesis’ Directors and Officers in the Merger (see page 137)

In considering the recommendation of the board of directors of Morphogenesis (the “Morphogenesis Board”) with respect to approving the Merger, stockholders should be aware that Morphogenesis’ directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Morphogenesis stockholders generally. These interests may present them with actual or potential conflicts of interest. These interests include the following:

•        in connection with the Merger, each option to purchase shares of Morphogenesis Common Stock held by Morphogenesis’ executive officers and directors, whether or not vested, will be converted into an option to purchase shares of CohBar Common Stock;

•        certain of Morphogenesis’ directors and executive officers are expected to become directors and executive officers of the combined company upon the closing; and

•        each of Morphogenesis’ directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

The Morphogenesis Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Morphogenesis stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Opinion of CohBar’s Financial Advisor (see page 125)

On May 22, 2023, Ladenburg orally rendered its opinion to the CohBar Board (which was subsequently confirmed in writing by delivery of Ladenburg’s written opinion addressed to the CohBar Board dated May 22, 2023), as to, as of May 22, 2023, the fairness of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, from a financial point of view, to the holders of CohBar Common Stock.

The full text of the Opinion is attached as Annex G to this proxy statement/prospectus and is incorporated by reference. CohBar encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided its Opinion for the benefit and use by the CohBar Board in its consideration of the financial terms of the Merger. The Opinion is not a recommendation to the CohBar Board of whether or not to approve the Merger or to any holder of CohBar Common Stock or any other person as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.

The Merger Agreement (see page 148)

Merger Consideration (see page 148)

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Morphogenesis Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of CohBar Common Stock equal to the Exchange Ratio described in more detail below.

Immediately after the Effective Time, after giving effect to the Stock Dividend and taking into account the Initial Financing, pre-Merger Morphogenesis equityholders would own approximately 77% of the combined company, pre-Merger CohBar equityholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger).

Treatment of Morphogenesis Options (see page 150)

Under the terms of the Merger Agreement, each option to purchase shares of Morphogenesis Common Stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed and converted into an option to purchase shares of CohBar Common Stock on the same terms and conditions (including any forfeiture and post-termination exercise provisions, but not taking into account any accelerated vesting provided for in the Morphogenesis Equity Plan or in the related award document by reason of the transactions contemplated hereby) as were applicable to such option as of immediately prior to the Effective Time.

Accordingly, at the Effective Time, subject to certain limitations as set forth in the Merger Agreement: (i) the number of shares of CohBar Common Stock subject to each outstanding Morphogenesis stock option assumed by CohBar shall be equal to (A) the number of shares of Morphogenesis Common Stock subject to such Morphogenesis stock option assumed by CohBar, as in effect immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, and (ii) the per share exercise price of each Morphogenesis stock option assumed by CohBar shall be equal to (A) the exercise price per share of Morphogenesis Common Stock otherwise purchasable pursuant to such option divided by (B) the Exchange Ratio.

Each Morphogenesis stock option assumed by CohBar will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Morphogenesis stock option will otherwise remain unchanged.

Treatment of Morphogenesis Warrants

Under the terms of the Merger Agreement, each warrant to purchase shares of Morphogenesis Common Stock issued and outstanding immediately prior to the Effective Time, whether or not vested, will be converted into and become exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock.

Accordingly, at the Effective Time, (i) the number of shares of CohBar Common Stock subject to each outstanding Morphogenesis warrant assumed by CohBar will be determined by multiplying (A) the number of shares of Morphogenesis Common Stock issuable upon exercise of the Morphogenesis warrant that were subject to such Morphogenesis warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and (ii) the per share exercise price for the CohBar Common Stock issuable upon exercise of each Morphogenesis warrant assumed by CohBar will be determined by dividing (A) the per share exercise price of CohBar Common Stock subject to such Morphogenesis warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Morphogenesis warrant assumed by CohBar will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Morphogenesis warrant will otherwise remain unchanged.

Treatment of CohBar Common Stock, CohBar Options and Warrants (see page 151)

Each share of CohBar Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding. In addition, each option to purchase shares of CohBar Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, and each warrant to acquire shares of CohBar Common Stock that is issued and outstanding will survive the closing and remain outstanding in accordance with its terms.

Catch-Up Dividend (see page 156)

In the event that, within 18 months following the Effective Time, any officer or director of CohBar becomes aware of any shares of Morphogenesis capital stock (or any warrant, option, right, convertible or exchangeable security, or other similar contract providing for the potential issuance of Morphogenesis capital stock) that were outstanding as of the closing of the Merger and not included in the number of Morphogenesis outstanding shares used to calculate the Exchange Ratio at the closing of the Merger, CohBar will, as promptly as reasonably practicable and subject to any applicable laws, recalculate the Exchange Ratio with the correct number of Morphogenesis outstanding shares (including any such unaccounted shares) and declare, and take all steps necessary to effect, a distribution of CohBar Common Stock to the holders of CVRs to the extent necessary to correct for the unaccounted shares.

Stock Dividend (see page 156)

Subject to the consummation of the Merger, the CohBar Board will make a dividend to the holders of CohBar Common Stock as of the Record Date equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding as of the Record Date (the “Stock Dividend”). The Record Date for the Stock Dividend will be the close of the business day immediately prior to the closing date of the Merger. The payment date for the Stock Dividend is anticipated to be immediately prior to the Effective Time (or such other date as necessary on or before the Reverse Stock Split). The purpose of the Stock Dividend is to increase the amount of the total number of shares of CohBar Common Stock held by pre-Merger CohBar equityholders to give effect to the Exchange Ratio so that, immediately after the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger CohBar equityholders would own approximately 15% of the combined company.

Conditions to the Completion of the Merger (see page 161)

To complete the Merger, CohBar stockholders must approve Proposal Nos. 1, 2 and 3 and Morphogenesis stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Non-Solicitation (see page 157)

Each of CohBar and Morphogenesis have agreed that, except as described below, CohBar and Morphogenesis and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•        solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal (as defined in the section of this proxy statement/prospectus titled “The Merger Agreement — Non-Solicitation”) or Acquisition Inquiry (as defined in the section of this proxy statement/prospectus titled “The Merger Agreement — Non-Solicitation”) or take any action that could reasonably be expected to led to an Acquisition Proposal or Acquisition Inquiry;

•        furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•        engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•        approve, endorse or recommend an Acquisition Proposal (subject to certain exceptions);

•        execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Proposal;

•        take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•        publicly propose to do any of the foregoing.

Board Recommendation Change (see page 158)

Neither CohBar Board nor Morphogenesis Board may change its recommendation in favor of the Merger, except that prior to receipt by such party of its stockholder approval, such party’s board of directors may effect a change in recommendation with respect to a superior offer that did not result from a material breach of the Merger Agreement if:

•        such party’s board of directors shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to effect such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•        such party has provided at least four business days’ prior written notice to the other party that it intends to effect a change in recommendation, and during such period has, and has caused its lead financial advisor and outside legal counsel to, negotiate with the other party in good faith to make such adjustments to the terms and conditions so that the acquisition proposal ceases to constitute a superior offer; and

•        if after other party shall have delivered to such party a written offer to alter the terms or conditions of the Merger Agreement during the four-business day period referred to above, such party’s board of directors shall have determined in good faith (based on the advice of its outside legal counsel), that the failure to effect a change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

In the event of any material amendment to any superior offer, such party would be required to provide the other party with notice of such material amendment and there would be a new four business day period following such notification during which the parties would be obligated to comply again with the requirements described above.

Termination of the Merger Agreement (see page 165)

Either CohBar or Morphogenesis may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 166)

If the Merger Agreement is terminated under certain circumstances, CohBar could be required to pay Morphogenesis a termination fee of $1 million or Morphogenesis could be required to pay CohBar a termination fee of $3 million, plus, in each case, up to $1.5 million in expense reimbursements, respectively.

Stock Purchase Agreement (see page 168)

Concurrently with the execution and delivery of the Merger Agreement, CohBar entered into a Stock Purchase Agreement, pursuant to which, CohBar will issue 7,500,000 shares of CohBar Common Stock for an aggregate purchase price of $15 million in the Initial Financing at the Initial Closing. The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement.

In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell an aggregate of 7,500,000 additional shares of CohBar Common Stock in the Second Financing at the Second Closing.

Registration Rights Agreement (see page 168)

In connection with the Stock Purchase Agreement, at or prior to the Initial Closing, CohBar, the Investor, and certain former holders of Morphogenesis warrants will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the combined company will be required to prepare and file a resale registration statement with the SEC within 45 days following the closing of the Merger to register the resale of combined company common stock issued in the Initial Closing and issuable upon the exercise of warrants to purchase combined company common stock that are received by the certain former holders of Morphogenesis warrants in the Merger. The combined company will use commercially reasonable efforts to cause such resale statement to be declared effective by the SEC within 30 calendar days following the (“Filing Deadline”) (or within 60 calendar days if the SEC review the resale registration statement).

Support Agreements (see page 169)

Certain Morphogenesis stockholders are parties to support agreements with CohBar and Morphogenesis pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Morphogenesis stockholder, has agreed to vote all of such stockholder’s shares of Morphogenesis capital stock in favor of (i) the adoption of the Merger Agreement and (ii) the approval of the Merger and related transactions contemplated by the Merger Agreement (the “Morphogenesis Support Agreements”). These Morphogenesis stockholders also agreed to vote against any competing proposal with respect to Morphogenesis.

As of May 22, 2023, the Morphogenesis stockholders that are party to a support agreement with CohBar and Morphogenesis owned approximately 65% of the outstanding shares of Morphogenesis capital stock. These stockholders include executive officers and directors of Morphogenesis, as well as certain other stockholders owning a significant portion of the outstanding shares of Morphogenesis capital stock. Following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and pursuant to the Merger Agreement, Morphogenesis stockholders holding a sufficient number of shares of Morphogenesis Common Stock to adopt the Merger Agreement and approve the Merger and related transactions contemplated by the Merger Agreement will execute a written consent providing for such adoption and approval.

Certain officers and directors of CohBar are parties to support agreements with CohBar and Morphogenesis pursuant to which, among other things, each such person, solely in his, her or its capacity as a CohBar stockholder, has agreed to vote all of such stockholder’s shares of CohBar’s capital stock in favor of (i) the issuance of shares of CohBar Common Stock that represent (or are convertible into or exercisable for) more than 20% of the voting shares of CohBar Common Stock outstanding immediately prior to the Merger to the stockholders of Morphogenesis in connection with the Merger and the change of control of CohBar resulting from the Merger, in each case pursuant to Nasdaq listing rules 5635(a) and 5635(b), (ii) if deemed necessary by the parties, to amend the CohBar Charter, (x) increase the number of authorized shares of CohBar Common Stock and/or (y) effect a reverse stock split of all outstanding shares of CohBar capital stock, (iii) to elect the directors of CohBar as contemplated in the Merger Agreement, and (iv) adopt a new equity compensation plan (the “CohBar Support Agreements”). These CohBar stockholders also agreed to vote against any competing proposal with respect to CohBar.

As of May 22, 2023, the officers and directors of CohBar that are party to a support agreement with CohBar and Morphogenesis owned approximately 0.8% of shares of CohBar Common Stock.

Lock-Up Agreements (see page 169)

Certain of Morphogenesis’ executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of CohBar Common Stock or any securities convertible into or exercisable or exchangeable for CohBar Common Stock, currently or thereafter owned, including, as applicable, shares purchased by the Investor in the Initial Financing, until 180 days after the Effective Time.

Contingent Value Rights Agreement (see page 170)

At or prior to the Effective Time, CohBar will enter into a CVR Agreement with a Rights Agent, pursuant to which CohBar’s pre-Merger common stockholders and certain warrant holders of record as of the Record Date will receive one CVR for each outstanding share of CohBar Common Stock held by such stockholder (or, in the case of the warrants, each share of CohBar Common Stock for which such warrant is exercisable).

Pursuant to the CVR Agreement, each CVR will entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of CohBar’s legacy assets pursuant to any disposition agreement entered into within three years of the closing of the Merger. CohBar’s legacy assets include the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation CohBar’s CB4211 candidate and CB5138 Analogs.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in CohBar or the combined company or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The payment date for the CVRs will be three business days after the Effective Time, provided, that CohBar will make additional CVR distributions to certain CohBar warrant holders from time to time to the extent such warrant holders become entitled to the CVR in accordance with the terms of such warrants.

Management Following the Merger (see page 280)

Effective as of the closing of the Merger, the combined company’s executive officers are expected to be members of the Morphogenesis executive management team prior to the Merger, including:

Name	Title
James Bianco, M.D.	President and Chief Executive Officer
Dan Dearborn	Chief Financial Officer

Material U.S. Federal Income Tax Consequences of the Merger (see page 140)

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. However, it is not a condition to Morphogenesis’ obligation or CohBar’s obligation to complete the Merger that the Merger so qualifies. Nevertheless, assuming that the Merger so qualifies, U.S. holders (as defined in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Morphogenesis Common Stock”) of shares of Morphogenesis Common Stock will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their shares of Morphogenesis Common Stock for shares of CohBar Common Stock in the Merger. Morphogenesis and CohBar have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”) regarding any matters relating to the transactions and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. For a more detailed discussion of the material U.S. federal income tax consequences of the Merger, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Morphogenesis Common Stock” beginning on page 140.

Risk Factors (see page 26)

Both CohBar and Morphogenesis are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective securityholders, including the following risks:

Risks Related to the Merger

•        The merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed because of the fixed Exchange Ratio;

•        Failure to complete the Merger may result in either CohBar or Morphogenesis paying a termination fee to the other party and could harm the price of CohBar Common Stock and future business and operations of each company;

•        If the conditions to the Merger, including the condition for CohBar to have at least $4.0 million cash and cash equivalents at the Effective Time, are not satisfied or waived, the Merger may not occur, the closing of the Merger could be delayed or pre-Merger CohBar stockholders could be diluted;

•        Some CohBar and Morphogenesis directors and executive officers have interests in the Merger that are different from yours and that may influence them to support, approve or vote against the Merger without regard to your interests;

•        CohBar stockholders and Morphogenesis stockholders may not realize a benefit from the Merger commensurate with the ownership interest dilution they will experience in connection with the Merger, including due to any shares of CohBar Common Stock issued in the Initial Financing, as defined below;

•        If the Merger is not completed, CohBar’s stock price may decline significantly;

•        During the pendency of the Merger, CohBar and Morphogenesis may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects;

•        Litigation has arisen, and more could arise, in connection with the Merger, against CohBar, the CohBar Board, Morphogenesis or the Morphogenesis Board, which could be costly, prevent consummation of the Merger, divert management’s attention and otherwise materially harm CohBar’s, Morphogenesis’s or the combined company’s business; and

•        CohBar’s stockholders may potentially not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

Risks Related to the Proposed Reverse Stock Split

•        The Reverse Stock Split may not increase the combined company’s stock price over the long-term;

•        The Reverse Stock Split may decrease CohBar’s or the combined company’s common stock liquidity; and

•        The Reverse Stock Split may decrease our or the combined company’s overall market capitalization.

Risks Related to CohBar

•        If the Merger is not approved or does not occur, we may decide to dissolve and liquidate our Company, and the amount of cash that may be available for distribution to our stockholders is uncertain;

•        If the Merger is not approved or does not occur, we may not be successful in identifying and implementing any strategic alternatives and any future strategic transactions could have negative consequences;

•        We are an early-stage biotechnology company and may never be able to successfully develop marketable products or generate any revenue and there is no assurance that our future operations will result in profits;

•        Volatility in the price of our common stock could result in substantial losses to our stockholders, and if we are unable to comply with Nasdaq’s continued listing requirements, our common stock could be delisted;

•        Our business could be negatively affected as a result of significant stockholders or potential stockholders attempting to effect changes or acquire control over CohBar, which could cause us to incur significant expense, hinder execution of our business strategy, and impact the trading value of our securities;

•        We maintain our cash at financial institutions. The failure of financial institutions could adversely affect our ability to pay our operational expenses or make other payments; and

•        Our employees, directors, and potential future principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

Risks Related to Morphogenesis

•        Morphogenesis has a limited operating history, has completed limited clinical trials, and has no products approved for commercial sale, which may make it difficult for you to evaluate its current business and likelihood of success and viability;

•        Even if the Merger and the Initial Financing and the Second Financing are successful, Morphogenesis will require substantial additional capital to finance its operations in the future. If Morphogenesis is unable to raise such capital when needed, or on acceptable terms, Morphogenesis may be forced to delay, reduce or eliminate clinical trials, product development programs or future commercialization efforts;

•        Morphogenesis has incurred significant losses since inception and expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future;

•        Morphogenesis’ product candidates are in early stages of development and may fail in development or suffer delays that materially and adversely affect their commercial viability. If Morphogenesis or its current or future collaborators are unable to complete development of, or commercialize, its product candidates, or experience significant delays in doing so, its business will be materially harmed;

•        Morphogenesis is substantially dependent on the success of its most advanced product candidate, IFx-Hu2.0, and its clinical trials of such candidate may not be successful;

•        Morphogenesis is on the development, manufacturing, and sale of biologics, which is complex and subject to unique risks and uncertainties, including access to necessary biological materials, which may be limited, are subject to regulations restricting access and transportation and are costly to manufacture;

•        In order to successfully implement its plans and strategies, Morphogenesis will need to grow the size of its organization and Morphogenesis may experience difficulties in managing this growth; and

•        Morphogenesis’ ability to protect its patents and other proprietary rights is uncertain, exposing Morphogenesis to the possible loss of competitive advantage.

Risks Related to the Combined Company

•        The market price of the combined company’s common stock is expected to be volatile, the market price of the common stock may drop following the Merger and an active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all;

•        The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all;

•        Provisions in the combined company’s charter documents and under Delaware law could make an acquisition of the combined company more difficult and may discourage any takeover attempts which stockholders may consider favorable, and may lead to entrenchment of management; and

•        The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Initial Financing and Second Financing and may invest or spend the proceeds in ways that may not increase the value of your investment.

These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. CohBar and Morphogenesis both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 140)

Each of CohBar and Morphogenesis will use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the date of the Merger Agreement, all applications, notices, reports and other documents reasonably required to be filed by such party with or otherwise submitted by such party to any governmental authority with respect to the Merger and the related transactions contemplated by the Merger Agreement, if any, and to submit promptly any additional information requested by any such governmental authority.

Nasdaq Stock Market Listing (see page 144)

CohBar has filed an initial listing application for the combined company common stock with Nasdaq. If such application is accepted, CohBar anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the Merger under the trading symbol “HURA.”

Anticipated Accounting Treatment (see page 144)

The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Morphogenesis is considered to be acquiring the assets and liabilities of CohBar in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Morphogenesis’ equity holders will own a substantial majority of the voting rights in the combined company; (ii) Morphogenesis will designate a majority (four of six) of the initial members of the board of directors of the combined company; and (iii) Morphogenesis’ executive management team will become the management of the combined company. The combined company will be named “TuHURA Biosciences, Inc.,” and will be headquartered in Tampa, FL. Accordingly, the Merger is expected to be treated as the equivalent of Morphogenesis issuing stock to acquire the net assets of CohBar. As a result of the Merger, the net assets of CohBar and Morphogenesis will be recorded at carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Morphogenesis. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” on page 288 of this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 145)

Holders of CohBar Common Stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Morphogenesis capital stock are entitled to appraisal rights in connection with the Merger under Delaware law.

Comparison of Stockholder Rights (see page 302)

Both CohBar and Morphogenesis are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”). If the Merger is completed, Morphogenesis stockholders will become CohBar stockholders, and their rights will be governed by the DGCL, the amended and restated bylaws of CohBar (the “CohBar Bylaws”) and the CohBar Charter, as may be further amended by Proposal No. 3 if approved by the CohBar stockholders at the CohBar Special Meeting. The rights of CohBar stockholders contained in the CohBar Charter and bylaws differ from the rights of Morphogenesis stockholders under the certificate of incorporation and bylaws of Morphogenesis, as more fully described under the section titled “Comparison of Rights of Holders of CohBar Capital Stock and Morphogenesis Capital Stock” beginning on page 302 of this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

The CohBar Common Stock is currently listed on the Nasdaq Capital Market under the symbol “CWBR.”

The closing price of the CohBar Common Stock on May 22, 2023, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $1.55 per share. On September 11, 2023, the last trading day before the date of this proxy statement/prospectus, the closing sale price of CohBar Common Stock was $2.96 per share.

Because the market price of the CohBar Common Stock is subject to fluctuation, the market value of the shares of the CohBar Common Stock that the Morphogenesis stockholders will be entitled to receive in the Merger may increase or decrease.

Morphogenesis is a private company and shares of Morphogenesis Common Stock are not publicly traded.

Assuming approval of Proposal Nos. 1, 2 and 3 and successful application for initial listing with The Nasdaq Capital Market, following the consummation of the Merger, the CohBar Common Stock will trade on The Nasdaq Capital Market under CohBar’s new name, “TuHURA Biosciences, Inc.,” and new trading symbol “HURA.”

As of August 31, 2023, the Record Date for the CohBar Special Meeting, there were approximately 25 registered holders of record of the CohBar Common Stock. As of August 31, 2023, Morphogenesis had 197 holders of record of Morphogenesis Common Stock and 130 holders of record of Morphogenesis preferred stock. For detailed information regarding the beneficial ownership of certain CohBar and Morphogenesis stockholders, see the sections of this proxy statement/prospectus titled “Principal Stockholders of CohBar” and “Principal Stockholders of Morphogenesis.”

Dividends

CohBar has not declared or paid a cash dividend on its capital stock and does not intend to pay cash dividends for the foreseeable future. All dividends are subject to the approval of the CohBar Board. Any future determinations to pay dividends on CohBar’s capital stock would depend on its results of operations, its financial condition and liquidity requirements, restrictions that may be imposed by applicable laws or its contracts, and any other factors that the CohBar Board in its sole discretion may consider relevant in declaring a dividend.

Morphogenesis has never paid or declared any cash dividends on its capital stock. If the Merger does not occur, Morphogenesis does not anticipate paying any cash dividends on its capital stock in the foreseeable future, and Morphogenesis intends to retain all available funds and any future earnings to fund the development and expansion of its business. Any future determination to pay dividends will be at the discretion of the Morphogenesis Board and will depend upon a number of factors, including its results of operations, financial condition, future prospects, contractual restrictions, and restrictions imposed by applicable laws and other factors the Morphogenesis Board deems relevant.

RISK FACTORS

Risks Related to the Merger

The merger consideration at the closing of the Merger may have a greater or lesser value than at the time the Merger Agreement was signed because of the fixed Exchange Ratio.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, each then-outstanding share of Morphogenesis Common Stock will be converted into shares of CohBar Common Stock. Applying the Exchange Ratio, on pro forma basis, including the Stock Dividend and, after taking into account the Initial Financing, pre-Merger Morphogenesis equityholders are expected to own approximately 77% of the combined company, pre-Merger CohBar equityholders are expected to own approximately 15% of the combined company, and the Investor is expected to own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger), subject to certain assumptions, including, but not limited to, (i) a valuation for CohBar equal to $25.0 million, (ii) a valuation for Morphogenesis equal to $130.6 million and (iii) gross proceeds of $15.0 million from the Initial Financing, in each case as further described in the Merger Agreement. Accordingly, the Exchange Ratio is fixed (subject to certain adjustments in relation to the capitalization of CohBar and Morphogenesis as set forth in the Merger Agreement) and will not change or otherwise be adjusted based on the market price of CohBar Common Stock.

Any changes in the market price of CohBar Common Stock before the completion of the Merger will not affect the number of shares Morphogenesis stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of CohBar Common Stock increases from the market price on the date of the Merger Agreement, then Morphogenesis stockholders could receive merger consideration with substantially more value for their shares of Morphogenesis capital stock than the parties had negotiated when they established the Exchange Ratio. Similarly, if before the completion of the Merger the market price of CohBar Common Stock declines from the market price on the date of the Merger Agreement, then Morphogenesis stockholders could receive merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right.

Failure to complete the Merger may result in either CohBar or Morphogenesis paying a termination fee to the other party and could harm the price of CohBar Common Stock and future business and operations of each company.

If the Merger is not completed, CohBar and Morphogenesis are subject to the following risks:

•        if the Merger Agreement is terminated under specified circumstances, CohBar could be required to pay Morphogenesis a termination fee of $1.0 million, or Morphogenesis could be required to pay CohBar a termination fee of $3.0 million, plus, in each case, up to $1.5 million in expense reimbursements, respectively;

•        the price of CohBar Common Stock may decline and could fluctuate significantly; and

•        costs related to the Merger, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Merger is not completed.

If the Merger Agreement is terminated and the CohBar Board or the Morphogenesis Board determines to seek another business combination, there can be no assurance that either CohBar or Morphogenesis will be able to find another third party to transact a business combination with, or that if either CohBar or Morphogenesis is successful in finding such a third party, that such a business combination would yield comparable or greater benefits.

The issuance of CohBar Common Stock to Morphogenesis stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger must be approved by CohBar stockholders, and the Merger Agreement and transactions contemplated thereby must be approved by the Morphogenesis stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, the CohBar stockholders must approve, among other things, the issuance of CohBar Common Stock to Morphogenesis stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and Morphogenesis stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Failure to obtain the required stockholder approvals, including due to the inability to obtain a quorum to hold the CohBar Special Meeting, may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger or the ability of CohBar or Morphogenesis to complete the Merger in accordance with the Merger Agreement.

If the conditions to the Merger, including the condition for CohBar to have at least $4.0 million cash and cash equivalents at the Effective Time, are not satisfied or waived, the Merger may not occur, the closing of the Merger could be delayed or pre-Merger CohBar stockholders could be diluted.

Even if the Merger is approved by the stockholders of Morphogenesis and Proposal Nos. 1, 2 and 3, as described in this proxy statement/prospectus are approved by the CohBar stockholders, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. One such condition is that CohBar shall have at least $4 million cash and cash equivalents after taking into account any of its transaction expenses as of the Effective Time. If this condition is not satisfied, the parties may renegotiate the terms of the Merger Agreement and/or the Merger may not occur or, even if this condition is waived by Morphogenesis, not satisfying this condition may adversely impact negotiations between CohBar and Morphogenesis to complete the Merger and/or a lower valuation being attributed to CohBar under the Merger Agreement, which could cause dilution to pre-Merger CohBar stockholders. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section titled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 161 of this proxy statement/prospectus. CohBar and Morphogenesis cannot assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the closing may be delayed. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither CohBar nor Morphogenesis is obligated to complete the Merger if there is a material adverse effect affecting the other party between May 22, 2023, the date of the Merger Agreement, and the closing of the Merger. However, certain types of causes are excluded from the concept of a “material adverse effect.” Such exclusions include, but are not limited to, changes or conditions generally affecting the industries in which Morphogenesis operates, the economy, financial markets or regulatory or political conditions or developments, changes resulting from the announcement of the Merger, natural disasters, pandemics (including the coronavirus (“COVID-19”) pandemic), other force majeure events, acts of terrorism, war and certain governmental responses in relation thereto, changes in law or the generally accepted accounting principles in the U.S. (“GAAP”) and certain actions taken or not taken by Morphogenesis. Therefore, if any of these events were to occur or adversely affect CohBar or Morphogenesis, the other party would still be obliged to consummate the closing of the Merger notwithstanding such material adverse effect. If any such adverse effects occur and CohBar and Morphogenesis consummate the closing of the Merger, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of CohBar, Morphogenesis or both. For a more complete discussion of what constitutes a material adverse effect on CohBar or Morphogenesis, see the section titled “The Merger Agreement — Representations and Warranties” beginning on page 152 of this proxy statement/prospectus.

If CohBar and Morphogenesis complete the Merger, CohBar has agreed to issue and sell additional CohBar Common Stock in the Initial Financing and Second Financing, which will result in dilution of pre-Merger stockholders of CohBar and Morphogenesis if completed, and, even if the Initial Financing and Second Financing are each completed, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements, which may cause further dilution to the combined company’s stockholders or restrict the combined company’s operations.

On May 22, 2023, CohBar entered into the Stock Purchase Agreement with the Investor pursuant to which CohBar agreed to participate in the Initial Financing at the Initial Closing. The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions of the Merger and the other conditions set forth in the Stock Purchase Agreement. In addition, pursuant to the Stock Purchase Agreement, CohBar has also agreed to participate in the Second Financing at the Second Closing. Any shares of CohBar Common Stock issued in the Initial Financing at the Initial Closing will result in dilution to the pre-Merger Morphogenesis equityholders and pre-Merger CohBar equityholders ownership interests of the combined company. Any shares of CohBar Common Stock issued in the Second Financing at the Second Closing will result in dilution to the then-existing securityholders’ ownership interests of the combined company. The Initial Financing and Second Financing are more fully described under the section titled “Agreements Related to the Merger — Stock Purchase Agreement” beginning on page 168 of this proxy statement/prospectus.

Even if the Initial Financing and Second Financing are completed, the combined company will need to raise additional capital by issuing equity securities or additional debt or through licensing arrangements. Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, such financing will cause additional dilution to all then-existing securityholders of the combined company. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company. For additional information relating to the risks and uncertainties regarding the combined company’s need to raise additional capital, see “Risks Related to the Combined Company — The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.”

Some CohBar and Morphogenesis directors and executive officers have interests in the Merger that are different from yours and that may influence them to support, approve or vote against the Merger without regard to your interests.

Directors and executive officers of CohBar and Morphogenesis may have interests in the Merger that are different from, or in addition to, the interests of other CohBar stockholders generally. These interests with respect to CohBar’s directors and executive officers may include, among others, acceleration of stock option, warrant or equity grant vesting, retention bonus payments, extension of exercisability periods of previously issued stock option grants, severance payments if employment is terminated in a qualifying termination in connection with the Merger and rights to continued indemnification, expense advancement and insurance coverage. Two members of the CohBar Board are expected to continue as directors of the combined company after the Effective Time, and, following the closing of the Merger, are expected to be eligible to be compensated as non-employee directors of the combined company. These interests with respect to Morphogenesis’ directors and executive officers may include, among others, certain of Morphogenesis’ directors and executive officers have options, subject to vesting, to purchase shares of Morphogenesis Common Stock which, after the Effective Time, will be converted into and become options to purchase shares of the common stock of the combined company; Morphogenesis’ executive officers are expected to continue as executive officers of the combined company after the Effective Time; and all of Morphogenesis’ directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

In addition, certain current members of the Morphogenesis Board will continue as directors of the combined company after the Effective Time, and, following the closing of the Merger, will be eligible to be compensated as non-employee directors of the combined company pursuant to the combined company’s non-employee director compensation policy.

The CohBar Board and Morphogenesis Board were aware of and considered such interests, among other matters, in reaching their decisions to approve and adopt or vote against the adoption of the Merger Agreement, approve or vote against the Merger and recommend the approval or disapproval of the Merger Agreement to CohBar and Morphogenesis stockholders. These interests, among other factors, may have influenced the directors and executive officers of CohBar and Morphogenesis to support, approve or vote against the Merger.

For more information regarding the interests of CohBar and Morphogenesis directors and executive officers in the Merger, please see the sections titled “The Merger — Interests of CohBar’s Directors and Executive Officers in the Merger” beginning on page 134 and “The Merger — Interests of Morphogenesis’ Directors and Executive Officers in the Merger” beginning on page 137 of this proxy statement/prospectus.

CohBar stockholders and Morphogenesis stockholders may not realize a benefit from the Merger commensurate with the ownership interest dilution they will experience in connection with the Merger, including due to any shares of CohBar Common Stock issued in the Initial Financing.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, CohBar stockholders and Morphogenesis stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, CohBar’s stock price may decline significantly.

The market price of CohBar Common Stock is subject to significant fluctuations. Market prices for securities of pharmaceutical, biotechnology and other life science companies have historically been particularly volatile. In addition, the market price of CohBar Common Stock will likely be volatile based on whether stockholders and other investors believe that CohBar can complete the Merger or otherwise raise additional capital to support CohBar’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, if at all. The volatility of the market price of CohBar Common Stock has been and may be exacerbated by lower trading volume. Additional factors that may cause the market price of CohBar Common Stock to fluctuate include:

•        the entry into, or termination of, key agreements, including commercial partner agreements;

•        announcements by commercial partners or competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•        the loss of key employees;

•        future sales of its common stock;

•        general and industry-specific economic conditions that may affect its research and development expenditures;

•        the failure to meet industry analyst expectations; and

•        period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of CohBar Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

The market price of the combined company’s common stock following the Merger may decline as a result of the Merger.

The market price of the combined company’s common stock may decline as a result of the Merger for a number of reasons, including if

•        investors react negatively to the prospects of the combined company’s product candidates, business and financial condition following the Merger;

•        the effect of the Merger on the combined company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•        the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts.

For additional information relating to the risks and uncertainties regarding the market price of the combined company’s common stock following the Merger, see “Risks Related to the Combined Company — The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.”

CohBar and Morphogenesis stockholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of CohBar and Morphogenesis will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, including the Stock Dividend and, after taking into account the Initial Financing, pre-Merger Morphogenesis stockholders are expected to own approximately 77% of the combined company, pre-Merger CohBar stockholders are expected to own approximately 15% of the combined company, and the Investor is expected to own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger), subject to certain assumptions, including, but not limited to, (i) a valuation for CohBar equal to $25.0 million, (ii) a valuation for Morphogenesis equal to $130.6 million and (iii) gross proceeds of $15.0 million from the Initial Financing, in each case as further described in the Merger Agreement. The Chief Executive Officer and Chief Financial Officer of Morphogenesis will serve as the Chief Executive Officer and Chief Financial Officer of the combined company, respectively, following the completion of the Merger.

During the pendency of the Merger, CohBar and Morphogenesis may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of CohBar and Morphogenesis to make acquisitions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry or taking any action that could reasonably be expected to lead to any acquisition proposal or acquisition inquiry regarding transactions involving a third party, including a merger, consolidation or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the section titled “The Merger Agreement — Non-Solicitation” beginning on page 157 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of CohBar and Morphogenesis from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section titled “The Merger Agreement — Non-Solicitation” beginning on page 157 of this proxy statement/prospectus. In addition, if CohBar terminates the Merger Agreement under specified circumstances, CohBar could be required to pay Morphogenesis a termination fee of $1.0 million, or Morphogenesis could be required to pay CohBar a termination fee of $3.0 million, plus, in each case, up to $1.5 million in expense reimbursements. The termination fee provisions may discourage third parties from submitting competing proposals to CohBar, Morphogenesis or their respective stockholders, and may cause the CohBar Board or the Morphogenesis Board to be less inclined to recommend a competing proposal.

Because the lack of a public market for Morphogenesis’ capital stock makes it difficult to evaluate the fair market value of Morphogenesis’ capital stock, the value of the CohBar Common Stock to be issued to Morphogenesis stockholders may be more or less than the fair market value of Morphogenesis’ capital stock.

The outstanding capital stock of Morphogenesis is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Morphogenesis’ capital stock. Because the percentage of CohBar equity to be issued to Morphogenesis stockholders was determined based on negotiations between the parties, it is possible that the value of the CohBar Common Stock to be issued to Morphogenesis stockholders will be more or less than the fair market value of Morphogenesis’ capital stock.

If the Merger does not qualify as a reorganization under the Code, U.S. holders of Morphogenesis Common Stock may be taxed on the full amount of the consideration received in the Merger.

As discussed more fully under the section titled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Morphogenesis Common Stock,” the Merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger so qualifies, no gain will be recognized by U.S. holders of Morphogenesis Common Stock who receive only CohBar Common Stock in the Merger. It is not, however, a condition to Morphogenesis’ obligation or CohBar’s obligation to complete the transactions that the Merger so qualifies. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. If the Merger does not qualify for the U.S. federal income tax treatment described herein, U.S. holders of Morphogenesis Common Stock may be taxed on any gain realized up to the full fair market value of any CohBar Common Stock received in the Merger.

Litigation has arisen, and more could arise, in connection with the Merger, against CohBar, the CohBar Board, Morphogenesis or the Morphogenesis Board, which could be costly, prevent consummation of the Merger, divert management’s attention and otherwise materially harm CohBar’s, Morphogenesis’s or the combined company’s business.

In the past, securities litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, or the announcement of negative events, such as negative results from clinical trials. CohBar, the CohBar Board, Morphogenesis, the Morphogenesis Board or the combined company may be exposed to such litigation even if no wrongdoing occurred. Litigation is usually expensive and diverts management’s attention and resources, which could adversely affect the business and cash resources or either party and the ability of either party to consummate the Merger or a potential strategic alternative (in the case the Merger is not approved or does not occur) or the ultimate value the CohBar or Morphogenesis stockholders receive in any such transaction.

In July, 2023, two lawsuits were filed against CohBar and the CohBar Board in connection with the Merger, each generally alleging that the proxy statement/prospectus misrepresents and/or omits certain purportedly material information relating to the Merger (the “Merger Actions”). Each of the Merger Actions asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against CohBar and the CohBar Board and violations of Section 20(a) of the Exchange Act against the CohBar Board. CohBar believes the Merger Actions to be without merit.

It is possible that additional putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against CohBar, the CohBar Board, Morphogenesis or the Morphogenesis Board in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is inherently uncertain, and CohBar and Morphogenesis may not be successful in defending against existing or future claims. Regardless of the outcome of any litigation, including the Merger Actions, such litigation may be time-consuming and expensive, could delay or prevent the Merger, and may distract management of CohBar or Morphogenesis from running the day-to-day operations of their respective businesses. The litigation costs and diversion of Cohbar’s or Morphogenesis’ management’s attention and resources to address the claims and counterclaims in any litigation related to the Merger may materially adversely affect the business, results of operations, prospects, and financial condition of CohBar, Morphogenesis or the combined company.

If the Merger is not consummated for any reason, litigation could be filed in connection with the failure to consummate the Merger. Any litigation related to the Merger may result in negative publicity or an unfavorable impression of CohBar, Morphogenesis or the combined company, which could adversely affect the price of CohBar Common Stock, Morphogenesis Common Stock or the combined company’s common stock, impair the ability of CohBar, Morphogenesis or the combined company to recruit or retain employees, damage relationships with customers, suppliers, and other business partners, or otherwise materially harm CohBar’s, Morphogenesis’s or the combined company’s operations and financial performance.

The opinion delivered by Ladenburg to the CohBar Board on May 22, 2023 does not reflect changes in circumstances that may have occurred since the date of the opinion.

The CohBar Board has not obtained an updated opinion either as of the date of this proxy statement/prospectus or as of any other date subsequent to the date of the opinion from Ladenburg, CohBar’s financial advisor. Changes in circumstances since the date of that opinion, including in the operations and prospects of CohBar or Morphogenesis, stock prices, general market and economic conditions and other factors, some or all of which may be beyond the control of CohBar and Morphogenesis are not reflected in its opinion. The opinion does not speak as of any date other than the date of the opinion.

CohBar’s stockholders may potentially not receive any payment on the CVRs and the CVRs may otherwise expire valueless.

The Merger Agreement contemplates that, at or prior to the Effective Time, CohBar will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent pursuant to which each of CohBar’s stockholders of record immediately prior to the Merger and certain warrant holders of record as of the close of business on the business day immediately prior to the date of the closing of the Merger or such other date pursuant to the terms of the Merger Agreement will receive one CVR for each outstanding share of CohBar Common Stock held by such stockholder or, in the case of the warrants, each share of CohBar Common Stock for which such warrant is exercisable on such date, in each case, subject to and in accordance with the terms and conditions of the CVR Agreement. Each CVR will entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of CohBar’s legacy assets pursuant to any disposition agreement entered into within three years of the closing of the Merger. The right of CohBar’s stockholders to derive any value from the CVRs will be contingent solely upon the disposition of such assets within the time periods specified in the CVR Agreement. CohBar’s legacy assets include the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation the CohBar’s CB4211 candidate and CB5138 Analogs.

CohBar, or the combined company, may not be able to dispose of, or achieve successful results from the disposition of, such assets as described above. If CohBar, or the combined company, is not able to dispose of, or achieve successful results from the disposition of, such assets for any reason within the time periods specified in the CVR Agreement, including due to any permitted deductions set forth in the CVR Agreement being greater than any gross proceeds, no payments will be made under the CVRs, and the CVRs will expire valueless.

The tax treatment of the CVRs is uncertain.

CohBar intends to treat the issuance of the CVRs to the persons who prior to completion of the Merger were CohBar stockholders as a distribution of property with respect to CohBar Common Stock. However, the U.S. federal income tax treatment of the CVRs is uncertain. There is no legal authority directly addressing the U.S. federal income tax treatment of contingent value rights with characteristics similar to the CVRs. Therefore, it is possible that the issuance of the CVRs may be treated as a distribution of equity with respect to CohBar Common Stock, as an “open transaction,” or as a “debt instrument” for U.S. federal income tax purposes, and such questions are inherently factual in nature. For more information regarding the U.S. federal income tax consequences of the CVRs, see the section titled “Agreements Related to the Merger — Contingent Value Rights Agreement — Material U.S. Federal Income Tax Consequences of the CVRs to Holders of CohBar Common Stock.”

Risks Related to the Proposed Reverse Stock Split

The proposed reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purposes of the reverse stock split are to (i) increase the per-share market price of CohBar Common Stock above the minimum bid price requirement under Nasdaq listing rules so that the listing of CohBar and the shares of CohBar Common Stock being issued in the Merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance. It cannot be assured, however, that the reverse stock split will accomplish any increase in the per-share market price of CohBar Common Stock for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of CohBar Common Stock, it cannot be assured that the reverse stock split will increase the market price of its common stock by a multiple of the reverse stock split ratio determined in the discretion of the CohBar Board in consultation and cooperation with Morphogenesis, or result in any permanent or sustained increase in the market price of CohBar Common Stock, which is dependent upon many factors, including CohBar’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of CohBar might meet the listing requirements for Nasdaq initially after the reverse stock split, it cannot be assured that it will continue to do so.

The proposed reverse stock split may decrease the liquidity of CohBar Common Stock or the combined company’s common stock.

Although the CohBar Board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading in and a smaller number of market makers for the combined company’s common stock. In addition, the reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

If the Merger does not occur and the CohBar Board were to effect the reverse stock split, the reduction in the number of outstanding shares of CohBar Common Stock after the reverse stock split could reduce the liquidity of CohBar Common Stock. The reduction in the number of outstanding shares may lead to reduced trading in and a smaller number of market makers for CohBar Common Stock. Additionally, there is no guarantee that the reverse stock split would increase the price of CohBar Common Stock to the price necessary to comply with the Nasdaq minimum bid price listing requirements.

The proposed reverse stock split may lead to a decrease in the overall market capitalization of the combined company or CohBar.

Should the market price of the combined company’s common stock or CohBar Common Stock (in the case the Merger does not occur and the CohBar Board were to effect the reverse stock split) decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the overall market capitalization the combined company or CohBar, as applicable. If the per-share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company or CohBar, as applicable, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock or CohBar Common Stock, as applicable, will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the price of the combined company’s common stock or CohBar Common Stock, as applicable, due to the reduced number of shares outstanding after the reverse stock split.

Risks Related to CohBar

Unless the context otherwise requires, references to “we,” “us,” “our” or “Company” in this subsection “— Risks Related to CohBar” generally refer to CohBar.

Risks Related to Strategic Alternative Process and Potential Strategic Transaction

If the Merger is not approved or does not occur, we may decide to dissolve and liquidate our Company, and the amount of cash that may be available for distribution to our stockholders is uncertain.

If the Merger is not approved or does not occur, we may decide to pursue a dissolution and liquidation of our Company, and the amount of cash that may be available for distribution to our stockholders is uncertain. This amount will depend on the resolution of our financial commitments and contingent liabilities and the timing of the decision to liquidate. Our financial commitments and contingent liabilities include: (i) personnel costs, including severance; (ii) contractual obligations to vendors and clinical study sites; and (iii) non-cancelable lease obligations. In addition, if the Merger Agreement is terminated under specified circumstances, we could be required to pay Morphogenesis a termination fee of $1.0 million, plus up to $1.5 million in expense reimbursements. Even if a termination fee or expense reimbursements are not payable in connection with a termination of the Merger Agreement, we will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed.

If the Merger is not approved or does not occur, we may not be successful in identifying and implementing any strategic alternatives and any future strategic transactions could have negative consequences.

If the Merger is not approved or does not occur, we may seek strategic alternatives, including a merger, business combination, investment into CohBar, asset sale or other strategic transaction. The process of continuing to evaluate these strategic alternatives is costly, time-consuming and complex, and we have incurred, and may in the future incur, significant costs related to this continued evaluation, such as legal and accounting fees and expenses and other related charges. We may also incur additional unanticipated expenses in connection with this process. A considerable portion of these costs will be incurred regardless of whether any such course of action is implemented or transaction is completed, decreasing the remaining cash available for use in our business. This reduction in our available cash may make us less attractive to potential partners.

Potential counterparties in a strategic transaction involving our Company may place minimal or no value on our assets. Further, the development and any potential commercialization of our product candidates will require substantial additional cash to fund the costs associated with conducting the necessary preclinical and clinical testing and obtaining regulatory approval. Consequently, any potential counterparty in a strategic transaction involving our Company may choose not to spend additional resources and continue to utilize CohBar’s peptide library and technology platform and may attribute little or no value, in such a transaction, to those product assets.

There can be no assurance that any particular course of action, business arrangement or transaction, or series of transactions, will be pursued, successfully consummated, lead to increased stockholder value, or achieve the anticipated results. If we are unable to consummate the Merger or a strategic transaction, the CohBar Board may decide to pursue a dissolution and liquidation.

Even if we are successful in completing the Merger or a strategic alternative, we may be exposed to other operational and financial risks.

Although there can be no assurance that the Merger or a strategic alternative (in the case the Merger is not approved or does not occur) will result from the process we have undertaken to identify and evaluate strategic alternatives, the negotiation and consummation of any such transaction requires significant time on the part of our management, which results in disruption to our business.

The negotiation and consummation of any such transaction may also require more time or greater cash resources than we anticipate and expose us to other operational and financial risks, including:

•        increased near-term and long-term expenditures;

•        exposure to unknown liabilities;

•        higher than expected acquisition or integration costs;

•        incurrence of substantial debt or dilutive issuances of equity securities to fund future operations;

•        write-downs of assets or goodwill or incurrence of non-recurring, impairment or other charges;

•        increased amortization expenses;

•        difficulty and cost in combining the operations and personnel of any acquired business with our operations and personnel;

•        impairment of relationships with key suppliers or customers of any acquired business due to changes in management and ownership;

•        inability to retain key employees of our Company or any acquired business; and

•        possibility of future litigation.

Any of the foregoing risks could have a material adverse effect on our business, financial condition and prospects.

Our ability to consummate the Merger or a strategic alternative depends on our ability to retain our employees required to consummate such transaction.

Our ability to consummate the Merger or a strategic alternative (in the case the Merger is not approved or does not occur) depends upon our ability to retain our employees required to consummate such a transaction, in particular our Chief Executive Officer and Chief Financial Officer, the loss of whose services may adversely impact the ability to consummate such transaction. If we are unable to successfully retain these employees, we are at risk of a disruption to our exploration and consummation of a strategic alternative as well as business operations.

Risks Related to Our Financial Position and Need for Additional Capital

We have had a history of losses and no revenue.

We have generated substantial accumulated losses since our inception. We have not generated any revenues from our operations to date and do not expect to generate any revenue in the near future. As a result, our management expects the business to continue to experience negative cash flow for the foreseeable future. We can offer no assurance that we will ever operate profitably or that we will generate positive cash flow in the future.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through equity or debt financing, the Merger, the Initial Financing, the Second Financing or one or more strategic alternatives (as discussed above). We will need to raise additional funds, and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may not be able to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. In the event we are not able to continue operations, investors will likely suffer a complete loss of their investments in our securities.

We are an early-stage biotechnology company and may never be able to successfully develop marketable products or generate any revenue and there is no assurance that our future operations will result in profits.

We are an early-stage company. Our operations to date have been limited to organizing and staffing our Company, business planning, raising capital, identifying MDPs for further research, developing our intellectual property portfolio, performing research on identified MDPs and our novel analogs and progressing our most advanced drug candidate into and through clinical studies. We have not generated any revenues to date. In December 2022, we announced that we had suspended further IND-enabling activities for our CB5138-3 product candidate due to challenges in identifying a suitable formulation for clinical development. Similarly, we have not been able to identify a formulation for CB4211 that would be suitable to move it forward to the next stage of clinical development. We have no relevant operating history upon which an evaluation of our performance and prospects can be made. We are subject to all of the business risks associated with a new enterprise, including, but not limited to, risks of unforeseen capital requirements, evaluating and implementing the Merger or a strategic alternative

(as discussed above), failure of potential drug candidates either in research, preclinical testing or in clinical trials, and failure to establish business relationships and competitive advantages against other companies. If we fail to consummate the Merger or otherwise become profitable, we may be forced to further suspend or cease operations.

If we fail to demonstrate efficacy or safety in any future research and clinical trials, our future business prospects, financial condition and operating results will be materially adversely affected.

The success of any future research and development efforts will greatly depend on our ability to demonstrate efficacy of our novel peptide analogs in non-clinical studies, as well as in clinical trials. Non-clinical studies involve testing potential drug candidates in appropriate non-human disease models to demonstrate efficacy and safety. Regulatory agencies evaluate these data carefully before they will approve clinical testing in humans. If certain non-clinical data reveals potential safety issues or the results are inconsistent with an expectation of the potential drug’s efficacy in humans, the program may be discontinued or the regulatory agencies may require additional testing before allowing human clinical trials. This additional testing will increase program expenses and extend timelines. We may decide to suspend further testing on our potential drugs if, in the judgment of our management and advisors, the non-clinical test results do not support further development. For example, in December 2022, we announced that we had suspended further IND-enabling activities for our CB5138-3 product candidate due to challenges in identifying a suitable formulation for clinical development.

Moreover, success in future research, preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and non-clinical testing. Any future clinical trial process may fail to demonstrate that our potential drug candidates are safe for humans and effective for indicated uses. This failure would cause us to abandon a drug candidate and may delay development of other potential drug candidates. Any delay in, or termination of, future non-clinical testing or clinical trials will delay the filing of any future investigational new drug application and new drug application with the FDA or the equivalent applications with pharmaceutical regulatory authorities outside the United States and, ultimately, our ability to commercialize any potential drugs and generate product revenues. In addition, our Phase 1a/1b trial of CB4211, our most advanced drug candidate, involved, and we expect that any future early clinical trials that we may conduct will involve, small patient populations. Because of these small sample sizes, the results of these early clinical trials, including the topline data from our CB4211 Phase 1a/1b trial, may not be indicative of future results.

Risks Related to Discovery, Development and Commercialization

If any future clinical trials are delayed, suspended or terminated, we may be unable to develop future product candidates on a timely basis, which would adversely affect our ability to obtain regulatory approvals, increase our development costs and delay or prevent commercialization of any approved products.

We cannot predict whether we will encounter problems with our future clinical trials that will cause regulatory agencies, institutional review boards or us to suspend or delay a trial. We have experienced delays in both our CB4211 and CB5138-3 programs. Our Phase 1a/1b clinical trial for CB4211 was suspended in November 2018 in order to address injection site reactions, and was delayed again in March 2020 due to impacts of the COVID-19 pandemic. Our planned IND filing for our CB5138-3 product candidate was delayed from the second half of 2022 to the second half of 2023 due to the observation of injection site reactions in our preclinical toxicology studies. Ultimately, our efforts to mitigate these injection site reactions by improving the formulation for this product candidate were unsuccessful and in December 2022, we announced that we had suspended further IND-enabling activities for this peptide.

Clinical trials and clinical data collection protocols can be delayed for a variety of reasons, including:

•        unanticipated consequences of the formulation of the product candidate requiring us to pause the trial to investigate alternative formulations;

•        the occurrence of unacceptable drug-related side effects or adverse events experienced by participants in our clinical trials;

•        discussions with the FDA regarding the scope or design of our clinical trials and clinical data collection protocols;

•        delays or the inability to obtain required approvals from institutional review boards or other responsible entities at clinical sites selected for participation in our existing or future clinical trials;

•        adverse findings in clinical or nonclinical studies related to the safety of our product candidates in humans;

•        the amendment of clinical trial or data collection protocols to reflect changes in regulatory requirements and guidance or other reasons, as well as subsequent re-examination of amendments of clinical trial or data collection protocols by institutional review boards or other responsible bodies; and

•        the need to repeat or conduct additional clinical trials as a result of inconclusive or negative results, failure to replicate positive early clinical data in subsequent clinical trials, failure to deliver an efficacious dose of a product candidate, poorly executed testing, a failure of a clinical site to adhere to the clinical protocol, an unacceptable study design or other problems.

In addition, a future clinical trial or development program may be suspended or terminated by us, institutional review boards, the FDA or other responsible bodies due to a number of factors, including:

•        failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•        inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•        inability to resume a suspended trial in a timely manner, which we cannot predict with certainty, if at all;

•        unforeseen safety issues or any determination that a trial presents unacceptable health risks;

•        inability to deliver an efficacious dose of a product candidate; and

•        lack of adequate funding to continue the clinical trial.

If the results of our future clinical trials are not available when we expect or if we encounter any delay in the analysis of data from our future clinical trials, we may be unable to conduct additional clinical trials on the schedule we anticipate. Many of the factors that cause, or lead to, a delay in the commencement or completion of future clinical trials may also ultimately lead to the denial of regulatory approval of a future product candidate. Any delays in completing a clinical trial could increase our development costs, delay or prevent the availability of topline data expected to be available from the trial, delay product development and regulatory submission process or make it difficult to raise additional capital.

If we do not achieve any future projected development goals in the time frames we announce and expect, the commercialization of any such future products may be delayed and, as a result, our stock price may decline.

From time to time, we have estimated the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we have publicly announced and may in the future publicly announce the expected timing of some of these milestones. All of these milestones have been and will be based on numerous assumptions, including timely performance by our CROs and other vendors, positive clinical and preclinical results, our ability to develop commercially viable formulations for our product candidates, and sufficient funding from partnering and general fundraising. The actual timing of these milestones have varied dramatically compared to our estimates, in some cases for reasons beyond our control. For example, we initially projected that we would have topline results from our 1a/1b clinical trial for CB4211 trial in early 2019. The trial was substantially delayed, and we did not release topline results for this study until August of 2021. For our CB5138-3 product candidate, we initially projected that we would file an IND for this program in the second half of 2022. We later revised this estimate to the second half of 2023 and, in December 2022, we announced the suspension of IND-enabling activities for this program due to challenges in identifying a suitable formulation for clinical development. The delays in each of these programs resulted in declines in our stock price. If we fail to meet future milestones as publicly announced, or at all, our revenue may be lower than expected, the commercialization of our products may be delayed or never achieved and, as a result, our stock price may decline.

Our future success depends on our Chief Executive Officer and Chief Financial Officer.

We are highly dependent on our Chief Executive Officer and Chief Financial Officer who are employed “at will,” meaning they may terminate the employment relationship at any time. We do not maintain “key person” insurance for any of the key members of our team. We have in the past and may in the future continue to experience changes in our executive management team resulting from the departure of executives or subsequent hiring of new executives. The loss of the services of our Chief Executive Officer or Chief Financial Officer could impede our ability to consummate the Merger or any other strategic alternatives, as discussed above.

We may seek to establish development and commercialization collaborations, and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

Our potential future drug development programs and the potential commercialization of our future drug candidates will require substantial additional cash to fund expenses. We may decide to collaborate with biopharmaceutical companies in connection with the development or commercialization of our potential future drug candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive collaboration agreement will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the expected efficacy, safety and tolerability of the subject product candidate, the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential reimbursement rates for such product candidates, the potential of competing products, the strength of our data supporting the mechanism of action of the subject product candidate, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar disease indications on which to collaborate, and whether such alternative collaboration project could be more attractive than one with us for our product candidate.

There are a limited number of large biopharmaceutical companies with whom we could potentially collaborate, and collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on a timely basis, on acceptable terms or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund future development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop future product candidates or bring them to market and generate product revenue.

We may not be successful in any future efforts to identify or discover potential drug development candidates.

A key element of our strategy has been to identify and test MDPs and novel analogs that play a role in cellular processes underlying our targeted disease indications. Any drug discovery efforts may not be successful in identifying novel peptide analogs that are useful in treating disease. Our research programs may initially show promise in identifying potential drug development candidates, yet fail to yield candidates for preclinical and clinical development. For example, in December 2022, we announced that we had suspended further IND-enabling activities for our CB5138-3 product candidate due to challenges in identifying a suitable formulation for clinical development. Similarly, we have not been able to identify a formulation for CB4211 that would be suitable to move it forward to the next stage of clinical development. There are a number of reasons why any future research efforts may not yield appropriate development candidates, including:

•        the research methodology used may not be successful in identifying appropriate potential drug development candidates;

•        we may not be able to identify the mechanism of action for potential drug candidates, which may make it more difficult to develop and commercialize such drug candidates due to the potential desire of the FDA and other regulatory bodies, potential partners, physicians and patients to understand such mechanism of action; or

•        potential drug development candidates may, on further study, be shown not to be effective in humans, or to have unacceptable toxicities, harmful side effects, properties that make them difficult or impossible to formulate in a commercial fashion, or other characteristics that indicate that they are unlikely to be medicines that will receive marketing approval and achieve market acceptance.

We have not been successful to date in our efforts to develop commercially viable formulations for our product candidates.

Our product candidates are comprised of novel peptide analogs. We expect that our product candidates will need to be delivered via subcutaneous injection and may cause local injection site reactions (“ISRs”), which is a common finding in peptide therapeutic product candidates. While not necessarily adverse to patients’ health, ISRs could substantially limit the commercial appeal of our product candidates, and we may decide or be required to perform additional preclinical studies or to halt or delay further clinical development of our product candidates. To date, we have not been able to identify suitable formulations for our CB4211 or CB5138-3 product candidates. It is possible that other product candidates that we may identify will also result in ISRs. Our approach to address these ISRs is to develop novel formulations that decrease or eliminate these reactions. If we are unable to successfully develop such formulations, we may decide to abandon those drug candidates as we have done with CB5138-3. Any efforts to identify alternate drug candidates that do not cause ISRs would take additional time and expense and may not be successful.

Our future research and development plans will require substantial additional funding which could impact our operational and financial condition. Without the required additional funds, we will likely cease operations.

It will take several years before we are able to develop potentially marketable products, if at all. Our future research and development plans will require substantial additional capital to:

•        conduct research, preclinical testing and human studies;

•        manufacture any future drug development candidate or product at pilot and commercial scale;

•        develop and manufacture devices compatible with our drug products that are suitable for use by patients to inject our drug products on a chronic basis; and

•        establish and develop quality control, regulatory, and administrative capabilities to support these programs.

Our future operating and capital needs will depend on many factors, including:

•        the pace of scientific progress in our future research programs and the magnitude of these programs;

•        the scope and results of preclinical testing and human studies;

•        the time and costs involved in obtaining regulatory approvals;

•        the time and costs involved in preparing, filing, prosecuting, securing, maintaining and enforcing intellectual property rights;

•        the complexity of any delivery device that we develop for use in combination with our drug products;

•        competing technological and market developments;

•        our ability to establish additional collaborations;

•        changes in any future collaborations;

•        the cost of manufacturing any drug products and any related delivery device; and

•        the cost and effectiveness of efforts to commercialize and market any products.

We base our outlook regarding the need for funds on many uncertain variables. Such uncertainties include the initiation and success of any future research and development initiatives, regulatory approvals, the timing of events outside our direct control such as negotiations with potential strategic partners, and other factors. Any of these uncertain events can significantly change our cash requirements as they determine such one-time events as the receipt or payment of major milestones and other payments.

Additional funds will be required to support our operations, and if we are unable to obtain them on favorable terms or at all, we may be required to cease or reduce future research and development of our drug product programs, sell or abandon some or all of our intellectual property, merge with another entity or cease operations.

Even if we are able to develop future potential drug candidates, we may not be able to obtain regulatory approval, or if approved, we may not be able to generate significant revenues or successfully commercialize our products, which will adversely affect our financial results and financial condition, and we will have to delay or terminate some or all of our research and development plans, which may force us to cease operations.

All of our future potential drug candidates will require extensive additional research and development, including preclinical testing and clinical trials, as well as regulatory approvals, before we can market them. We cannot predict if or when any future potential drug candidate will be approved for marketing. There are many reasons that we may fail in our efforts to develop our future potential drug candidates. These include:

•        the possibility that preclinical testing or clinical trials may show that our potential drugs are ineffective and/or cause undesirable or harmful side effects or toxicities;

•        we may not be able to develop commercially viable formulations for our potential drug candidates;

•        our potential drugs may prove to be too expensive to manufacture or administer to patients;

•        our potential drugs may have routes of administration that are less convenient or acceptable to patients;

•        we may not understand the mechanism of action of our potential drugs, which could negatively impact our ability to recruit patients to participate in the clinical trials necessary for regulatory approval of our potential drugs;

•        our potential drugs may fail to receive necessary regulatory approvals from the FDA or foreign regulatory authorities in a timely manner, or at all;

•        even if our potential drugs are approved, we may not be able to produce them in commercial quantities or at reasonable costs;

•        even if our potential drugs are approved, they may not achieve commercial acceptance;

•        even if our potential drugs are approved and commercially launched, the costs of any delivery device used in combination with our drug products may result in an overall manufacturing cost that is not competitive with competing products that do not require a delivery device;

•        even if our potential drugs are approved and commercially launched, they may not receive desirable payor reimbursement and formulary access;

•        regulatory or governmental authorities may apply restrictions to any of our potential drugs, which could adversely affect their commercial success; and

•        the proprietary rights of other parties may prevent us or our potential collaborative partners from marketing our potential drugs.

If we fail to develop future potential drug candidates, our financial results and financial condition will be adversely affected, we will have to delay or terminate some or all of our research and development plans and may be forced to cease operations.

Risks Related to Our Reliance on Third Parties

If we do not maintain the support of qualified scientific collaborators, our revenue, growth and profitability will likely be limited, which would have a material adverse effect on our business.

We will need to maintain our existing relationships with leading scientists and/or establish new relationships with scientific collaborators. We believe that such relationships are pivotal to establishing products using our technologies as a standard of care for various disease indications. There is no assurance that our founders, scientific advisors or research partners will continue to work with us or that we will be able to attract additional research partners. If we are not able to establish scientific relationships to assist in future research and development, we may not be able to successfully develop potential drug candidates in the future. If this happens, our business will be adversely affected.

We expect to rely on third parties to conduct any future clinical trials and some aspects of any future research and preclinical testing. These third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research or preclinical testing.

We expect to rely on third parties to conduct some aspects of our future research and expect to rely on third parties to conduct additional aspects of our future research and preclinical testing, as well as any future clinical trials. Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our future product research and development activities.

Our reliance on these third parties for future research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for our future drug candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our medicines. For example, we experienced delays in receiving the data from our third-party CRO conducting our CB4211 Phase 1b study, which delayed our analysis and release of topline data.

We expect to rely on other third parties to store and distribute drug supplies for our future clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our future drug candidates or commercialization of any future products, producing additional losses and depriving us of potential product revenue.

Risks Related to Product Development and Regulatory Approval

Even if we are successful in developing future drug candidates, we may not be able to market or generate sales of such future products to the extent anticipated. Our business may fail, and investors could lose all of their investment in our Company.

Assuming that we are successful in developing any future potential drug candidates and receiving regulatory clearances to market our potential products, our ability to successfully penetrate the market and generate sales of such future products may be limited by a number of factors, including the following:

•        if our competitors receive regulatory approvals for and begin marketing similar products in the United States, the European Union (“EU”), Japan and other territories before we do, greater awareness of their products as compared to ours will cause our competitive position to suffer;

•        information from our competitors or the academic community indicating that current products or new products are more effective, have better safety or tolerability profiles or offer compelling other benefits than our future products could impede our market penetration or decrease our future market share; and

•        the pricing and reimbursement environment for our future products, as well as pricing and reimbursement decisions by our competitors and by payers, may have an effect on our revenues.

If any of these occur, our business could be adversely affected.

Interim and preliminary or topline data from our future clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim topline or preliminary data from our future clinical trials. Interim data from future clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or topline data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary or topline data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim or preliminary or topline data and final data could significantly harm our reputation and business prospects.

Any future product candidate we are able to develop and commercialize would compete in the marketplace with existing therapies and new therapies that may become available in the future. These competitive therapies may be more effective, safer, better tolerated, less costly, more easily administered or offer other advantages over any product we seek to market.

There are numerous therapies currently marketed to treat IPF, diabetes, cancer, and other diseases for which our future potential product candidates may be indicated. These therapies are varied in their design, therapeutic application and mechanism of action and may provide significant competition for any of our future product candidates for which we obtain market approval. New products may also become available that provide efficacy, safety, tolerability, convenience and other benefits that are not provided by currently marketed therapies. As a result, they may provide significant competition for any of our future product candidates for which we obtain market approval. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, better tolerated, more effective, have fewer or less severe side effects, are more conveniently administered (i.e., are administered via methods other than subcutaneous injection) or stored or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers’ or other third-party payers’ reimbursement polices seeking to encourage the use of existing products that are generic or are otherwise less expensive to provide.

The use of any of our future product candidates in clinical trials, and the results of those trials, may expose us to liability claims, which may cost us significant amounts of money to defend against or pay out, causing our business to suffer.

The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of our potential products. If any of our future drug candidates are used in clinical trials, or if any of our future drug candidates become marketed products, they could potentially harm people or allegedly harm people, possibly subjecting us to costly and damaging product liability claims. Some of the patients who participate in clinical trials are already ill when they enter a trial or may intentionally or unintentionally fail to meet the exclusion criteria. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Although we obtained product liability insurance, which we believe is adequate, we are subject to the risk that our insurance will not be sufficient to cover claims. We anticipate that we will need to increase our insurance coverage if we successfully commercialize any product candidate. The insurance costs along with the defense or payment of liabilities above the amount of coverage could cost us significant amounts of money and management distraction from other elements of the business, decrease demand for any product candidates that we may develop, injure our reputation and attract significant negative media attention, and lead to the withdrawal of clinical trial participants, causing our business to suffer. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Compliance with laws and regulations pertaining to the privacy and security of health information may be time consuming, difficult and costly, particularly in light of increased focus on privacy issues in countries around the world, including the United States and the EU.

We are subject to various domestic and international privacy and security regulations. The confidentiality, collection, use and disclosure of personal data, including clinical trial patient-specific information, are subject to governmental regulation generally in the country that the personal data were collected or used. In the United States, we are subject, or expect to be subject, to various state and federal privacy and data security regulations, including but not limited to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009. HIPAA mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common health care transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. In the EU, personal data includes any information that relates to an identified or identifiable natural person with health information carrying additional obligations, including obtaining the explicit consent from the individual for collection, use or disclosure of the information. In addition, the protection of and cross-border transfers of such data out of the EU has become more stringent with the EU’s General Data Protection Regulation which came into effect in May 2018. Furthermore, the legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on privacy and data protection issues. The United States and the EU and its member states continue to issue new privacy and data protection rules and regulations that relate to personal data and health information. Compliance with these laws may be time consuming, difficult and costly. If we fail to comply with applicable laws, regulations or duties relating to the use, privacy or security of personal data, we could be subject to the imposition of significant civil and criminal penalties, be forced to alter our business practices and suffer reputational harm.

We may not be able to obtain agreement with regulatory authorities regarding an acceptable development plan for our future product candidates, the outcome of our future clinical trials may not be favorable or, even if favorable, regulatory authorities may not find the results of our future clinical trials to be sufficient for marketing approval.

In the United States, the FDA generally requires two adequate and well-controlled pivotal clinical trials to approve a new drug application (“NDA”). Furthermore, for full approval of an NDA, the FDA requires a demonstration of efficacy based on a clinical benefit endpoint. The FDA may grant accelerated approval based on a surrogate endpoint reasonably likely to predict clinical benefit. Even if any future pivotal clinical trials for a specific indication were to achieve their primary endpoints and may be reasonably believed by us to be likely to predict clinical benefit, the FDA may not accept the results of such trials or approve our future product candidates on an accelerated basis, or at all. It is also possible that the FDA may refuse to accept for filing and review any regulatory application we submit for regulatory approval in the United States. Even if our regulatory application is accepted for review, there may be delays in the FDA’s review process, and the FDA may determine that such regulatory application does not contain adequate clinical or other data or support the approval of our future product candidate. In such a case, the FDA may issue a complete response letter that may require that we conduct and/or complete additional clinical trials and preclinical studies or provide additional information or data before it will reconsider an application for approval. Any such requirements may be substantial, expensive and time-consuming, and there is no guarantee that we will continue to pursue such application or that the FDA will ultimately decide that any such application supports the approval of our future product candidate. Furthermore, the FDA may also refer any regulatory application to an advisory committee for review and recommendation as to whether, and under what conditions, the application should be approved. While the FDA is not bound by the recommendation of an advisory committee, it considers such recommendations carefully when making decisions. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient revenue to maintain our business.

The regulatory approval process is lengthy, expensive and uncertain, and we may be unable to obtain regulatory approval for our future product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our future product candidates and adversely impact our ability to generate revenue, our business and our results of operations.

The development, research, testing, manufacturing, labeling, approval, selling, import, export, marketing, promotion and distribution of drug products are subject to extensive and evolving regulation by federal, state and local governmental authorities in the United States, principally the FDA, and by foreign regulatory authorities, which regulations differ from country to country. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States until we receive regulatory approval of an NDA from the FDA.

Obtaining regulatory approval of an NDA can be a lengthy, expensive and uncertain process. Prior to obtaining approval to commercialize our future product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or other foreign regulatory authorities, that such product candidates are safe and effective for their intended uses. The number of nonclinical studies and clinical trials that will be required for regulatory approval varies depending on the product candidate, the disease or condition that the product candidate is designed to address, and the regulations applicable to any particular product candidate.

Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our future product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. Administering product candidates to humans may produce undesirable side effects, which could interrupt, delay or halt clinical trials and result in the FDA or other regulatory authorities denying approval of a product candidate for any or all indications. The FDA may also require us to conduct additional studies or trials for our product candidates either prior to or post-approval, such as additional clinical pharmacology studies or safety or efficacy studies or trials, or it may object to elements of our clinical development program such as the primary endpoints or the number of subjects in our clinical trials.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates or require us to conduct additional nonclinical or clinical testing or abandon a program for many reasons, including:

•        the FDA or the applicable foreign regulatory authority’s disagreement with the design or implementation of our clinical trials;

•        negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•        serious and unexpected drug-related side effects experienced by participants in our clinical trials;

•        our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory authority that our product candidates are safe and effective for the proposed indication;

•        the FDA’s or the applicable foreign regulatory authority’s disagreement with the interpretation of data from nonclinical studies or clinical trials;

•        our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

•        the FDA’s or the applicable foreign regulatory authority’s requirement for additional nonclinical studies or clinical trials;

•        the FDA’s or the applicable foreign regulatory authority’s disagreement regarding the formulation, labeling and/or the specifications of our product candidates;

•        the FDA’s or the applicable foreign regulatory authority’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract;

•        the potential for approval policies or regulations of the FDA or the applicable foreign regulatory authorities to significantly change in a manner rendering our clinical data insufficient for approval; or

•        the FDA or the applicable foreign regulatory authority’s disagreement with the sufficiency of the clinical, non-clinical and/or quality data in the NDA or comparable marketing authorization application.

Of the large number of drugs in development, only a small percentage successfully complete the FDA or other regulatory approval processes and are commercialized. The lengthy development and approval process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval to market our future product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Any future product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our future product candidates, when and if any of them are approved.

Our future product candidates and the activities associated with their development and potential commercialization, including their testing, manufacturing, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other U.S. and international regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, including current good manufacturing practices (“cGMP”), quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA and other regulatory authorities and requirements regarding the distribution of samples to providers and recordkeeping.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. The FDA closely regulates the post-approval marketing and promotion of drugs and biologics to ensure drugs and biologics are marketed only for the approved disease indications and in accordance with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If we promote our future product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, we may be subject to enforcement action. Violations of the Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws and similar laws in international jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with our future product candidates, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•        restrictions on such product candidates, manufacturers or manufacturing processes;

•        restrictions on the labeling or marketing of a product;

•        restrictions on product distribution or use;

•        requirements to conduct post-marketing studies or clinical trials;

•        warning or untitled letters;

•        withdrawal of any approved product from the market;

•        refusal to approve pending applications or supplements to approved applications that we submit;

•        recall of product candidates;

•        restrictions on product distribution or use;

•        fines, restitution or disgorgement of profits or revenues;

•        suspension or withdrawal of marketing approvals;

•        refusal to permit the import or export of our product candidates;

•        product seizure; and

•        injunctions or the imposition of civil or criminal penalties.

Non-compliance with European requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the EU’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The patent positions of biopharmaceutical products are complex and uncertain, and we may not be able to protect our patented or other intellectual property. If we cannot protect this property, we may be prevented from using it, or our competitors may use it, and our business could suffer significant harm. Also, the time and money we spend on acquiring and enforcing patents and other intellectual property will reduce the time and money we have available for our business.

We own or exclusively license patents and patent applications related to our MDPs and potential drug candidates comprised of novel analogs. However, neither patents nor patent applications ensure the protection of our intellectual property for a number of reasons, including the following:

•        The United States Supreme Court rendered a decision in Molecular Pathology vs. Myriad Genetics, Inc., 133 S.Ct. 2107 (2013) (“Myriad”), in which the court held that naturally occurring DNA segments are products of nature and not patentable as compositions of matter. On March 4, 2014, the United States Patent and Trademark Office (“USPTO”) issued guidelines for examination of such claims that, among other things, extended the Myriad decision to any natural product. Since MDPs are natural products isolated from cells, the USPTO guidelines may affect allowability of some of our patent claims (pertaining to natural MDP sequences) that are filed in the USPTO but are not yet issued. Further, while the USPTO guidelines are not binding on the courts, it is likely that as the law of subject matter eligibility continues to develop, Myriad will be extended to natural products other than DNA. Thus, our issued U.S. patent claims directed to MDPs as compositions of matter may be vulnerable to challenge by competitors who seek to have our claims rendered invalid. While Myriad and the USPTO guidelines described above will affect our patents only in the United States, there is no certainty that similar laws or regulations will not be adopted in other jurisdictions.

•        Competitors may interfere with our patenting process in a variety of ways. Competitors may claim that they invented the claimed invention prior to us. Competitors may also claim that we are infringing their patents and restrict our freedom to operate. Competitors may also contest our patents and patent applications, if issued, by showing in various patent offices that, among other reasons, the patented subject matter was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents and patent applications are not valid or enforceable for a number of reasons. If a court agrees, we would lose some or all of our patent protection.

•        As a company, we have no meaningful experience with competitors interfering with our patents or patent applications. In order to enforce our intellectual property, we may need to file a lawsuit against a competitor. Enforcing our intellectual property in a lawsuit can take significant time and money. We may not have the resources to enforce our intellectual property if a third party infringes an issued patent claim. Infringement lawsuits may require significant time and money resources. If we do not have such resources, for patents that we have licensed from a third party, the licensor is not obligated to help us enforce our patent rights. If the licensor does take action by filing a lawsuit claiming infringement, we will not be able to participate in the suit and therefore will not have control over the proceedings or the outcome of the suit.

•        Because of the time, money and effort involved in obtaining and enforcing patents, our management may spend less time and resources on other aspects of our business than they otherwise would, which could increase our operating expenses and delay any future product programs.

•        There can be no assurance that any of our patent applications, including any licensed patent applications, will result in the issuance of patents, and we cannot predict the breadth of claims that may be allowed in our currently pending patent applications or in patent applications we may file or license from others in the future.

•        Issuance of a patent may not provide much practical protection. If we receive a patent of narrow scope, then it may be easy for competitors to design products that do not infringe our patent(s).

•        If a court decides that the method of manufacture or use of any of our drug candidates infringes on a third-party patent, we may have to pay substantial damages for infringement.

•        A court may prohibit us from making, selling or licensing a potential drug candidate unless the patent holder grants a license. A patent holder is not required to grant a license. If a license is available, we may have to pay substantial royalties or grant cross licenses to our patents, and the license terms may be unacceptable.

•        Redesigning our potential drug candidates so that they do not infringe on other patents may not be possible or could require substantial funds and time.

It is also unclear whether our trade secrets are adequately protected. While we use reasonable efforts to protect our trade secrets, our employees or consultants may unintentionally or willfully disclose our information to competitors. Enforcing a claim that someone illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Our competitors may independently develop equivalent knowledge, methods and know-how. We may also support and collaborate in research conducted by government organizations, hospitals, universities or other educational institutions. These research partners may be unable or unwilling to grant us exclusive rights to technology or products derived from these collaborations prior to entering into the relationship.

If we do not obtain required intellectual property rights, we could encounter delays in any future drug development efforts while we attempt to design around other patents or even be prohibited from developing, manufacturing or selling potential drug candidates requiring these rights or licenses. There is also a risk that disputes may arise as to the rights to technology or potential drug candidates developed in collaboration with other parties.

General Risk Factors

If we fail to establish and maintain proper and effective internal control over financial reporting in the future, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, investors’ views of us and, as a result, the value of our common stock.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures and that we furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we are not an accelerated filer or large accelerated filer, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement.

Our compliance with Section 404 will require us to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue taking steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude that our internal control over financial reporting is effective as required by Section 404. For example, we concluded as of the end of the second quarter of 2023 that our disclosure controls and procedures were not effective due to a material weakness. The material weakness relates to a lack of segregation of duties as we currently have only one employee assigned to positions that involve processing financial information. As a result, not all of our journal entries and account reconciliations have been reviewed by someone other than the preparer, heightening the risk of error or fraud. There can be no assurance of when, if ever, we will be able to remediate the identified material weaknesses. The presence of this or other material weaknesses could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq. If material weaknesses or deficiencies in our internal controls exist and go undetected or unremedied, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our common stock to decline.

Significant disruptions of information technology systems or security breaches could adversely affect our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information (including, among other things, trade secrets or other intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we have managed, and may in the future continue to manage, a number of third-party vendors who may or could have access to our confidential information. Attacks on information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and they are being conducted by increasingly sophisticated and organized groups and individuals with a wide range of motives and expertise. The size and complexity of our information technology systems, and those of third-party vendors with whom we contract, and the large amounts of confidential information potentially stored on those systems, make such systems vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors, and/or business partners, or from cyber-attacks by malicious third parties. Cyber-attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information.

Significant disruptions of our information technology systems, or those of our third-party vendors, or security breaches could adversely affect our business operations and/or result in the loss, misappropriation and/or unauthorized access, use or disclosure of, or the prevention of access to, confidential information, including, among other things, trade secrets or other intellectual property, proprietary business information and personal information, and could result in financial, legal, business and reputational harm to us.

Any failure or perceived failure by us or any third-party collaborators, service providers, contractors or consultants to comply with our privacy, confidentiality, data security or similar obligations to third parties, or any data security incidents or other security breaches that result in the unauthorized access, release or transfer of sensitive information, including personally identifiable information, may result in governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us, could cause third parties to lose trust in us or could result in claims by third parties asserting that we have breached our privacy, confidentiality, data security or similar obligations, any of which could have a material adverse effect on our reputation, business, financial condition or results of operations. Moreover, data security incidents and other security breaches can be difficult to detect, and any delay in identifying them may lead to increased harm. While we have implemented data security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or data security incidents.

Public health crises such as pandemics or similar outbreaks could adversely impact our business.

Public health crises such as pandemics or similar outbreaks could adversely impact our business.

The trading prices for our common stock and other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic and the resulting impact on the macroeconomic environment, including rising interest rates, inflation and recessionary fears. Future public health crises, including pandemics or similar outbreaks such as COVID-19, may adversely impact our business, strategy and financial condition. The extent to which any public health crises impacts our business, strategy or financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the emergence of novel variants, the impact of vaccinations and vaccination rates, travel restrictions and actions to contain new outbreaks or resurgences or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat resurgences or novel variants.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock can be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analysts who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The volatility in the price of our common stock could result in substantial losses to our stockholders.

The market price of our common stock has been and is likely to continue to be volatile. The stock market in general, and the market for biotechnology companies in particular has experienced extreme volatility that can be unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including:

•        developments concerning the Merger or Morphogenesis;

•        results of preclinical studies or clinical trials of our future product candidates or those of our competitors;

•        unanticipated or serious safety concerns related to the use of any of our future product candidates;

•        challenges in developing commercially viable formulations for our future product candidates;

•        adverse regulatory decisions, including failure to receive regulatory approval for any of our future product candidates;

•        the success of competitive drugs or technologies;

•        regulatory or legal developments in the United States and other countries applicable to our future product candidates;

•        the size and growth of our prospective patient populations;

•        developments concerning our future collaborators, our external manufacturers or in-house manufacturing capabilities;

•        inability to obtain adequate product supply for any future product candidate for preclinical studies, clinical trials or future commercial sale or inability to do so at acceptable prices;

•        developments or disputes concerning patent applications, issued patents or other proprietary rights;

•        the recruitment or departure of key personnel;

•        the level of expenses related to any of our future product candidates or clinical development programs;

•        the results of our efforts to discover, develop, acquire or in-license additional product candidates or drugs;

•        actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts or publications of research reports about us or our industry;

•        variations in our financial results or those of companies that are perceived to be similar to us;

•        changes in the structure of healthcare payment systems;

•        market conditions in the biotechnology sector;

•        our cash position or the announcement or expectation of additional financing efforts;

•        the impact of rising inflation, including wage inflation;

•        general macroeconomic, industry, geopolitical and market conditions; and

•        other factors, including those described in this “Risk Factors” section, many of which are beyond our control.

If we are not able to comply with the applicable continued listing requirements or standards of Nasdaq, our common stock could be delisted.

Our common stock is currently listed on Nasdaq. To maintain this listing, we must satisfy continued listing requirements and standards. There can be no assurances that we will be able to comply with the applicable listing requirements and standards. For example, in November 2021, we received a notice from the Nasdaq Listing Qualifications Department notifying us that for 30 consecutive trading days, the bid price of our common stock had closed below the minimum $1.00 per share requirement. In accordance with Nasdaq’s listing rules, we were afforded a grace period of 180 calendar days, or until May 9, 2022, to regain compliance with the bid price requirement. In order to regain compliance, the bid price of our common stock had to close at a price of at least $1.00 per share for a minimum of 10 consecutive trading days.

On May 10, 2022, Nasdaq notified us that we had not regained compliance by May 9, 2022, but that Nasdaq had granted us an additional 180 day period to regain compliance because we met the continued listing requirement for market value of publicly held shares and all other applicable Nasdaq listing requirements (other than the minimum closing bid price requirement) and we provided written notice to Nasdaq of our intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. On September 23, 2022, we executed a reverse stock split of our common stock at a ratio of 1-for-30. In response to their non-compliance notification on May 10, 2022, and as a result of the reverse stock split, we received notification from The Nasdaq Stock Market Listing Qualifications Staff on October 7, 2022, that we were in compliance with its minimum bid price requirement and the matter was closed.

If our common stock is delisted from Nasdaq and is not eligible for quotation or listing on another market or exchange, including as a result of our failure to meet the bid price requirement, trading of our shares of common stock could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities. In such event, it would likely become more difficult to dispose of, or obtain accurate price quotations for, shares of our common stock.

Our business could be negatively affected as a result of significant stockholders or potential stockholders attempting to effect changes or acquire control over CohBar, which could cause us to incur significant expense, hinder execution of our business strategy, including consummation of the Merger, and impact the trading value of our securities.

Our stockholders may from time-to-time attempt to effect changes, engage in proxy solicitations or advance stockholder proposals. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of the CohBar Board and senior management from the pursuit of business strategies, including the consummation of the Merger. Any of these impacts could materially and adversely affect our business and operating results. Further, the market price of our common stock, which has been trading below book value, could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties described above.

The requirements of being a public company may strain our resources, divert management’s attention and require us to disclose information that is helpful to competitors, make us more attractive to potential litigants and make it more difficult to attract and retain qualified personnel.

As a public company, we are subject to the reporting requirements of the Securities Act of 1933, as amended, the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and applicable Canadian securities rules and regulations. Despite reforms made possible by the JOBS Act, compliance with these rules and regulations creates significant legal and financial compliance costs and makes some activities difficult, time-consuming or costly. The Exchange Act and applicable Canadian provincial securities legislation require, among other things, that we file annual, quarterly and current reports with respect to our business and operating results.

Additionally, the Sarbanes-Oxley Act and the related rules and regulations of the SEC and Nasdaq require us to implement particular corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Among other things, we are subject to rules regarding the independence of the members of the CohBar Board and committees of the board and their experience in finance and accounting matters, rules regarding the diversity of the CohBar Board and certain of our executive officers are required to provide certifications in connection with our quarterly and annual reports filed with the SEC. The perceived personal risk associated with these rules may deter qualified individuals from accepting these positions. Accordingly, we may be unable to attract and retain qualified officers and directors. If we are unable to attract and retain qualified officers and directors, our business and our ability to maintain the listing of our shares of common stock on Nasdaq or another stock exchange could be adversely affected.

Changes in U.S. federal income and other tax laws could adversely affect us.

New U.S. legislation or regulations that could affect our tax burden could be enacted by the U.S. government. We cannot predict the timing or extent of such tax-related developments that could have a negative impact on our financial results. Additionally, we use our best judgment in attempting to quantify and reserve for these tax obligations. However, a challenge by a taxing authority, our ability to utilize tax benefits such as carryforwards or tax credits, or a deviation from other tax-related assumptions could have a material adverse effect on our business, results of operations, or financial condition.

Unfavorable global macroeconomic conditions and geopolitical uncertainty could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy, such as the inflationary environment, financial institution instability and recessionary fears, in the global financial markets and due to geopolitical uncertainty, such as the ongoing conflict in Ukraine and rising tensions between China and Taiwan. For example, the global financial crisis caused extreme volatility and disruptions in the capital and credit markets, and the recent and ongoing armed conflict in Ukraine had similar impacts on the global financial markets. A severe or prolonged economic downturn, such as a global financial crisis, could result in a variety of risks to our business, including, weakened demand for our product candidates and our weakened ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our future suppliers, possibly resulting in supply disruptions. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current macroeconomic climate, geopolitical uncertainty and financial market conditions could adversely impact our business.

We maintain our cash at financial institutions. The failure of financial institutions could adversely affect our ability to pay our operational expenses or make other payments.

Our cash is held at banking institutions in non-interest-bearing and interest-bearing accounts. If such banking institutions were to fail, similar to Silicon Valley Bank in March 2023, we could lose access to our accounts or our assets held in our accounts or our access to our accounts or assets may be materially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on our ability to pay our operational expenses or make other payments, which could adversely affect our business.

We or the future third parties upon whom we may depend may be adversely affected by natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. For example, our corporate headquarters are located in the San Francisco Bay Area, which has experienced both severe earthquakes and the effects of wildfires. We do not carry earthquake insurance. In addition, the long-term effects of climate change on general economic conditions and the biopharmaceutical industry in particular are unclear, and may heighten or intensify existing risk of natural disasters. If an earthquake, wildfire, other natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Our employees, directors, and potential future principal investigators, CROs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, directors, and potential future principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of ethics, but it is not always possible to identify and deter employee or director misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Related to Morphogenesis

Risks Related to Morphogenesis’ Business and Industry

Morphogenesis is a clinical-stage company and has a limited operating history, which may make it difficult to evaluate Morphogenesis’ current business and predict its future performance.

Morphogenesis is a clinical-stage pharmaceutical company that was formed in 1995. Morphogenesis has no products approved for commercial sale and has not generated any revenue. Morphogenesis employs a multi-indication immunomodulator platform (ImmuneFx) that utilizes both cell and gene therapies, together, to stimulate the immune system to recognize and combat tumor cells. Although there have been significant advances in cell and gene-based immunotherapies, Morphogenesis’ immunomodulatory platforms are new and largely unproven. Morphogenesis’ operations to date have been limited to organizing and staffing the company, business planning, raising capital, developing its technology, identifying potential product candidates, undertaking preclinical studies, and conducting clinical trials. If one of Morphogenesis’ product candidates received regulatory approval, Morphogenesis would need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Morphogenesis may not be successful in such a transition. In addition, Morphogenesis’ limited operating history, particularly in light of the rapidly evolving cancer immunotherapy field, may make it difficult to evaluate its current business and predict its future performance. Morphogenesis will encounter risks and difficulties frequently experienced by early-stage companies in rapidly evolving fields. If it does not address these risks successfully, Morphogenesis’ business will suffer.

Morphogenesis has incurred significant losses since inception and expects to incur significant losses for the foreseeable future and may not be able to achieve or sustain profitability in the future.

Morphogenesis is not profitable and has incurred significant losses in each period since Morphogenesis’ inception, including net losses of $7.0 million for the year ended December 31, 2021, $9.4 million for the year ended December 31, 2022, and $22.1 million for the six months ended June 30, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of Morphogenesis Common Stock). To date, Morphogenesis has financed its operations primarily through private placements of its preferred stock and convertible notes. Morphogenesis has not commercialized any products and has never generated any revenue from product sales. Morphogenesis expects these losses to increase as it continues to incur significant research and development and other expenses related to Morphogenesis’ ongoing operations, seeks regulatory approvals for Morphogenesis’ product candidates, scales-up manufacturing capabilities and hires additional personnel to support the development of its product candidates and to enhance its operational, financial and information management systems.

A critical aspect of Morphogenesis’ strategy is to invest significantly in its technology platform to improve the efficacy and safety of its product candidates. To become and remain profitable, Morphogenesis must develop and eventually commercialize products with significant market potential, which it may never achieve. Even if Morphogenesis succeeds in commercializing one or more of these product candidates, Morphogenesis will continue to incur losses for the foreseeable future relating to its substantial research and development expenditures to develop Morphogenesis’ technologies. Morphogenesis may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect its business. The size of Morphogenesis’ future net losses will depend, in part, on the rate of future growth of its expenses and its ability to generate revenue. Morphogenesis’ prior losses and expected future losses have had and will continue to have an adverse effect on its stockholders’ equity and working capital. Further, the net losses Morphogenesis incurs may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of its results of operations may not be a good indication of Morphogenesis’ future performance. If Morphogenesis does not achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis. Morphogenesis’ failure to become and remain profitable would decrease the value of the company and could impair its ability to raise capital, maintain its discovery and preclinical and clinical development efforts, expand its business or continue its operations and may require Morphogenesis to raise additional capital that may dilute your ownership interest. A decline in the value of Morphogenesis could also cause you to lose all or part of your investment.

Morphogenesis has never generated any revenue from product sales for its human drug candidates and its ability to generate revenue from product sales and become profitable depends significantly on its success in numerous endeavors.

Morphogenesis has no products approved for commercial sale, has not generated any revenue from product sales, and does not anticipate generating any revenue from product sales until sometime after Morphogenesis has received regulatory approval for the commercial sale of a product candidate. Morphogenesis’ ability to generate revenue and achieve profitability depends significantly on its success in many endeavors, including:

•        completing research regarding, and nonclinical and clinical development of, Morphogenesis’ product candidates;

•        obtaining regulatory approvals and marketing authorizations for product candidates for which Morphogenesis completes clinical trials;

•        developing a sustainable and scalable manufacturing process for Morphogenesis’ product candidates, including establishing and maintaining commercially viable supply relationships with third parties and establishing Morphogenesis’ own manufacturing capabilities and infrastructure;

•        launching and commercializing product candidates for which Morphogenesis obtains regulatory approvals and marketing authorizations, either directly or with a collaborator or distributor;

•        obtaining market acceptance of Morphogenesis’ product candidates as viable treatment options;

•        addressing any competing technological and market developments;

•        identifying, assessing, acquiring and/or developing new product candidates;

•        negotiating favorable terms in any collaboration, licensing, or other arrangements into which Morphogenesis may enter;

•        maintaining, protecting, and expanding Morphogenesis’ portfolio of intellectual property rights, including patents, trade secrets, and know-how; and

•        attracting, hiring, and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with biopharmaceutical product development, Morphogenesis is unable to accurately predict the timing or amount of increased expenses or when, or if, Morphogenesis will be able to achieve profitability. If Morphogenesis is required by the U.S. Food and Drug Administration (the “FDA”), or other regulatory agencies, domestic or foreign, or other comparable foreign authorities, to perform preclinical studies or clinical trials in addition to those Morphogenesis currently anticipates, or if there are any delays in completing its clinical trials or the development of any of its product candidates, Morphogenesis’ expenses could increase and revenue could be further delayed.

Even if one or more of the product candidates that Morphogenesis develops is approved for commercial sale, Morphogenesis anticipates incurring significant costs associated with commercializing any approved product candidate. Morphogenesis’ expenses could increase beyond expectations if Morphogenesis is required by the FDA or other regulatory agencies, domestic or foreign, to change its manufacturing processes or assays, or to perform clinical, nonclinical, or other types of studies in addition to those that Morphogenesis currently anticipates. If Morphogenesis is successful in obtaining regulatory approvals to market of one or more of its product candidates, its revenue will be dependent, in part, upon the size of the markets in the territories for which Morphogenesis gains regulatory approval, the accepted price for the product, the ability to get reimbursement at any price, and whether Morphogenesis owns the commercial rights for that territory. If the number of Morphogenesis’ addressable disease patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, Morphogenesis may not generate significant revenue from sales of such products, even if approved. If Morphogenesis is not able to generate revenue from the sale of any approved products, Morphogenesis may never become profitable.

Even if the Merger and the Initial Financing and Second Financing are successful, Morphogenesis will require substantial additional capital to finance its operations in the future. If Morphogenesis fails to obtain additional financing on acceptable terms or at all, it may be unable to complete the development and commercialization of its product candidates.

Morphogenesis’ operations have required substantial amounts of cash since inception. Morphogenesis expects to continue to spend substantial amounts to continue the clinical development of its product candidates, particularly as Morphogenesis advances the development of its lead product candidate IFx-Hu2.0 as a potential treatment for patients with melanoma, bladder and cervical cancers. If Morphogenesis obtains orphan drug designation and marketing approval for IFx or any of Morphogenesis’ product candidates, Morphogenesis expects to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution.

As of June 30, 2023, Morphogenesis had approximately $6.2 million in cash and cash equivalents. Following the Merger and the Initial Financing and Second Financing, Morphogenesis will also incur additional costs associated with operating as a public company. Accordingly, Morphogenesis will require substantial additional funding to continue its operations. Based on its current operating plan, and assuming the Merger and Initial Financing and Second Financing are successfully completed, Morphogenesis believes that its existing cash, cash equivalents and short-term investments should be sufficient to fund its operations through the third quarter of 2025. This estimate is based on assumptions that may prove to be materially wrong, and Morphogenesis could use its available capital resources sooner than it currently expects because of circumstances beyond its control. Morphogenesis may require additional capital for the further development and commercialization of Morphogenesis’ product candidates and may need to raise additional funds sooner if Morphogenesis chooses to pursue additional indications or geographies for its product candidates or otherwise expand more rapidly than it presently anticipates. Any additional fundraising efforts may divert Morphogenesis’ management from their day-to-day activities, which may adversely affect Morphogenesis’ ability to develop and commercialize its product candidates.

Morphogenesis cannot be certain that additional funding will be available on acceptable terms, or at all. Morphogenesis’ ability to raise additional funding will depend on financial, economic and market conditions and other factors, over which Morphogenesis may have no or limited control. In addition, Morphogenesis’ ability to obtain future funding when needed through equity financings, debt financings or strategic collaborations may be particularly challenging in light of the uncertainties and circumstances resulting from the COVID-19 pandemic and the ongoing military conflict between Russian and Ukraine. Morphogenesis has no committed source of additional capital and if it is unable to raise additional capital in sufficient amounts or on terms acceptable to the company, Morphogenesis may have to significantly delay, scale back or discontinue the development or commercialization of its product candidates or other research and development initiatives. Morphogenesis’ license and collaboration agreements may also be terminated if it is unable to meet the payment obligations under the agreements. Morphogenesis could be required to seek collaborators for its product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms Morphogenesis’ rights to its product candidates in markets where it otherwise would seek to pursue development or commercialization itself.

Any of the above events could significantly harm Morphogenesis’ business, prospects, financial condition, and results of operations and cause the price of Morphogenesis’ Common Stock to decline.

The biotechnology and immunotherapy industries are characterized by rapid technological developments and a high degree of competition. Morphogenesis may be unable to compete with more substantial enterprises.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. As a result, Morphogenesis’ actual or proposed immunotherapies could become obsolete before Morphogenesis recoups any portion of Morphogenesis’ related research and development and commercialization expenses. Competition in the biopharmaceutical industry is based significantly on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain governmental approval for testing, manufacturing, and marketing. Morphogenesis competes with specialized biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area, including cancer. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with Morphogenesis in recruiting and retaining highly qualified scientific personnel and consultants. Morphogenesis’ ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to the company.

Morphogenesis is aware of certain investigational new drugs under development or approved products by competitors that are used for the prevention, diagnosis, or treatment of certain diseases Morphogenesis has targeted for drug development. Various companies are developing biopharmaceutical products that have the potential to directly compete with Morphogenesis’ immunotherapies even though their approach may be different. The competition comes from both biotechnology firms and from major pharmaceutical companies. Many of these companies have substantially greater financial, marketing, and human resources than Morphogenesis. Morphogenesis also experiences competition in the development of its immunotherapies from universities, other research institutions and others in acquiring technology from such universities and institutions.

In addition, certain of Morphogenesis’ immunotherapies may be subject to competition from investigational new drugs and/or products developed using other technologies, some of which have completed numerous clinical trials.

The successful development of immunotherapies is highly uncertain.

Successful development of biopharmaceuticals is highly uncertain and depends on numerous factors, many of which are beyond Morphogenesis’ control. Immunotherapies that appear promising in the early phases of development may fail to reach the market for several reasons including:

•        clinical study results that may show the immunotherapy to be less effective than expected (e.g., the study failed to meet its primary endpoint) or to have unacceptable side effects;

•        failure to receive the necessary regulatory approvals or a delay in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis, or preparation of Biologics License Application (“BLA”), discussions with the FDA, an FDA request for additional preclinical or clinical data, or unexpected safety or manufacturing issues;

•        manufacturing costs, formulation issues, pricing or reimbursement issues, or other factors that make the immunotherapy uneconomical; and

•        the proprietary rights of others and their competing products and technologies that may prevent the immunotherapy from being commercialized.

Success in preclinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit, or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one immunotherapy to the next and may be difficult to predict. The evidence of clinical response rates received to date for IFx-2.0, Morphogenesis’ principal product candidate, as well as the other clinical activity and results described in this proxy statement/prospectus, does not mean that IFx-2.0 or any other product candidate has demonstrated, or that such clinical response data will predict, sufficient clinical efficacy and prove the required level of safety in order to receive FDA approval or any other required regulatory approval.

In addition, although Morphogenesis is in discussions with the FDA regarding the initiation of a single registration-directed trial utilizing the FDA’s accelerated approval pathway for IFx-2.0 that would be conducted under a Special Protocol Assessment Agreement, there is no guarantee that Morphogenesis will ultimately receive a Special Protocol Assessment Agreement with the FDA for such a trial. Even if a Special Protocol Assessment Agreement for such a trial is granted, such agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

Even if Morphogenesis is successful in getting market approval, commercial success of any of its product candidates will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations, which may be affected by existing and future health care reform measures designed to reduce the cost of health care. Third-party payors could require Morphogenesis to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert Morphogenesis’ resources. If government and other health care payors were not to provide adequate coverage and reimbursement levels for any of Morphogenesis’ products once approved, market acceptance and commercial success would be reduced.

Morphogenesis’ technology platform, including its proprietary, multi-indication immunomodulatory platform (ImmuneFx IFx), technology is a new approach to treat cancer and other immune-related diseases that presents significant challenges.

Morphogenesis has concentrated its research and development efforts on advancing a new generation of immunotherapies based on the IFx platform, and its future success is highly dependent on the successful development of its product candidates, which target cancer and other immune-related diseases. Morphogenesis cannot be sure that its IFx platform will yield satisfactory products that are safe and effective, scalable, or profitable.

Although Morphogenesis is a cell therapy company its technology could become subject to many of the challenges and risks that gene therapies face, including:

•        regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future;

•        the FDA could recommend follow-up observation period of up to 15 years for all patients who receive Morphogenesis’ treatment. Morphogenesis may need to adopt such an observation period for its product candidates; and

•        clinical trials using genetically modified cells conducted at institutions that receive funding for recombinant DNA research from the U.S. National Institutes of Health (the “NIH”) are subject to review by the NIH Office of Biotechnology Activities’ Recombinant DNA Advisory Committee (the “RAC”). Although the FDA decides whether individual protocols may proceed, the RAC review process can impede the initiation of a clinical trial, even if the FDA has reviewed the study and approved its initiation.

Moreover, public perception of therapy safety issues, including adoption of new therapeutics or novel approaches to treatment, may adversely influence the willingness of subjects to participate in clinical trials, or if approved, of physicians to subscribe to the novel treatment mechanics. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Morphogenesis’ near-term ability to generate product revenue is dependent on the success of one or more of its product candidates, each of which are at an early stage of development and will require significant additional clinical testing before it can seek regulatory approval and begin commercial sales.

Morphogenesis’ near-term ability to generate product revenue is highly dependent on its ability to obtain regulatory approval of and successfully commercialize one or more of its product candidates. IFx-Hu2.0 and IFx-Hu3.0 are in the early stages of development and will require additional clinical and nonclinical development, regulatory review, and approval in each jurisdiction in which Morphogenesis intends to market the products, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before it can generate any revenue from product sales. Before obtaining marketing approval from regulatory authorities for the sale of Morphogenesis’ product candidates, Morphogenesis must conduct extensive clinical trials to demonstrate the safety, purity, and potency of the product candidates in humans. Morphogenesis cannot be certain that any of its product candidates will be successful in clinical trials and they may not receive regulatory approval even if they are successful in clinical trials.

Before Morphogenesis can generate any revenues from sales of its lead product candidates, it must complete the following activities for each of them, any one of which it may not be able to successfully complete:

•        conduct additional preclinical and clinical development with successful outcomes;

•        manage preclinical, manufacturing, and clinical activities;

•        obtain regulatory approval from the FDA and other comparable foreign regulatory authorities;

•        establish manufacturing relationships for the clinical and post-approval supply of the applicable drug candidate in compliance with all regulatory requirements;

•        build a commercial sales and marketing team, either internally or by contract with third parties;

•        establish and maintain patent and trade secret protection or regulatory exclusivity for Morphogenesis’ product candidates;

•        develop and implement marketing strategies for successful commercial launch of Morphogenesis’ product candidates, if, and when, approved;

•        secure and maintain acceptance of Morphogenesis’ products, if, and when approved, by patients, from the relevant medical communities and from third-party payors;

•        compete effectively with other therapies;

•        establish and maintain adequate health care coverage and reimbursement from third-party payors;

•        ensure continued compliance with any post-marketing requirements imposed by regulatory authorities, including any required post-marketing clinical trials or the elements of any post-marketing Risk Evaluation and Mitigation Strategy (“REMS”), that may be required by the FDA or comparable requirements in other jurisdictions to ensure the benefits of the product outweigh its risks;

•        maintain continued acceptable safety profile of the product candidates following approval; and

•        invest significant additional cash in each of the above activities.

If Morphogenesis is unable to address one or more of these factors in a timely manner or at all, it could experience significant delays in the successful commercialization of, or an inability to successfully commercialize, Morphogenesis’ product candidates, which would materially harm its business. If Morphogenesis does not receive regulatory approvals for one or more of its product candidates, Morphogenesis may not be able to continue its operations. Even if Morphogenesis successfully obtains regulatory approvals to manufacture and market its product candidates, its revenues will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval and has commercial rights. If the markets for patient subsets that Morphogenesis is targeting are not as significant as it estimates, Morphogenesis may not generate significant revenues from sales of such products, if approved.

Morphogenesis may encounter substantial delays in its clinical trials or may not be able to conduct its trials on the timelines it expects.

Clinical testing is expensive, time consuming, and subject to uncertainty. Morphogenesis cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and Morphogenesis’ future clinical trials may not be successful. Events that may prevent successful or timely completion of clinical development include:

•        inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;

•        delays in reaching a consensus with regulatory agencies on trial design;

•        the FDA may not allow Morphogenesis to use the clinical trial data from a research institution to support an IND, application if Morphogenesis cannot demonstrate the comparability of its product candidates with the product candidate used by the relevant research institution in its clinical trials;

•        Morphogenesis’ INDs have been approved in a timely manner thus far, however the FDA may not agree with Morphogenesis’ approach and strategy, which could result in potential delays, and changes to its regulatory strategy;

•        Morphogenesis may be required to complete additional preclinical studies in human leukocyte antigens, before it can proceed with its INDs;

•        delays in reaching agreement on acceptable terms with prospective contract research organizations (“CROs”), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•        delays in obtaining required Institutional Review Board (“IRB”) approval at each clinical trial site;

•        imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an IND application or amendment, or equivalent application or amendment; as a result of a new safety finding that presents unreasonable risk to clinical trial participants; a negative finding from an inspection of Morphogenesis’ clinical trial operations or trial sites; developments on clinical trials conducted by competitors for related technology that raises FDA concerns about risk to patients of the technology broadly; or if FDA finds that the investigational protocol or plan is clearly deficient to meet its stated objectives;

•        delays in recruiting suitable patients to participate in Morphogenesis’ clinical trials;

•        failure by Morphogenesis’ CROs, other third parties, or Morphogenesis to adhere to clinical trial requirements;

•        failure to perform in accordance with the FDA’s current good clinical practice regulations (“cGCPs”), requirements, or similar applicable regulatory guidelines in other countries;

•        delays in patients completing participation in a trial or returning for post-treatment follow-up;

•        patients dropping out of a trial;

•        occurrence of adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•        changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

•        changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

•        the cost of clinical trials of Morphogenesis’ product candidates being greater than Morphogenesis anticipates;

•        clinical trials of Morphogenesis’ product candidates producing negative or inconclusive results, which may result in Morphogenesis deciding, or regulators requiring it, to conduct additional clinical trials or abandon product development programs;

•        delays in developing Morphogenesis’ manufacturing processes and transferring to new third-party facilities to support future development activities and commercialization that are operated by contract manufacturing organizations (“CMOs”), in a manner compliant with all regulatory requirements; and

•        delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of Morphogenesis’ product candidates for use in clinical trials or the inability to do any of the foregoing.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of marketing approval for Morphogenesis’ product candidates

Any inability to successfully complete preclinical and clinical development could result in additional costs to Morphogenesis or impair its ability to generate revenue. In addition, if Morphogenesis makes manufacturing or formulation changes to its product candidates, Morphogenesis may be required to, or it may elect to, conduct additional trials to bridge its modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which Morphogenesis’ products have patent protection and may allow its competitors to bring products to market before Morphogenesis does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.

If Morphogenesis does not achieve its projected development and commercialization goals in accordance with its expected and announced timeframes, the commercialization of any of its product candidates may be delayed, and its business will be harmed.

Elsewhere in this proxy statement/prospectus Morphogenesis has provided timing estimates regarding the initiation of clinical trials and clinical development milestones, and the expected availability of data resulting from these trials for certain of Morphogenesis’ product candidates. Morphogenesis expects to continue to estimate the timing of these types of development milestones and its expected timing for the accomplishment of various other scientific, clinical, regulatory, and other product development objectives. From time to time, Morphogenesis may publicly announce the expected timing of some of these events. However, the achievement of many of these milestones and events may be outside of Morphogenesis’ control. These timing estimations are based on a variety of assumptions Morphogenesis makes, which may cause the actual timing of these events to differ from the timing it expects, including:

•        Morphogenesis’ available capital resources and its ability to obtain additional funding as needed;

•        the rate of progress, costs, and results of its clinical trials and research and development activities;

•        Morphogenesis’ ability to identify and enroll patients who meet clinical trial eligibility criteria;

•        Morphogenesis’ receipt of approvals by the FDA, European Medicines Agency (“EMA”), and other regulatory authorities and the timing of these approvals;

•        Morphogenesis’ ability to access sufficient, reliable, and affordable supplies of materials used in the manufacture of Morphogenesis’ product candidates;

•        the efforts with respect to the commercialization of Morphogenesis’ product candidates;

•        securing of costs related to, and timing issues associated with, manufacturing Morphogenesis’ therapeutic candidates and, if any of Morphogenesis’ product candidates are approved, sales and marketing activities and the commercial manufacture of its product candidates; and

•        circumstances arising from or relating to the COVID-19 pandemic, including potential effects on the global supply chain, Morphogenesis’ manufacturers and the availability of raw materials needed for the research and development of Morphogenesis’ product candidates.

If Morphogenesis fails to timely achieve announced milestones, the commercialization of any of its product candidates may be delayed, and its business and results of operations may be harmed.

Failure to successfully identify, develop, and commercialize additional therapeutics or product candidates could impair Morphogenesis’ ability to grow.

Although a substantial amount of Morphogenesis’ efforts will focus on the continued preclinical and clinical testing and potential approval of the product candidates in the company’s current pipeline, Morphogenesis expects to continue to innovate and potentially expand its portfolio. Research programs to identify product candidates may require substantial additional technical, financial, and human resources and may not result in any new potential product candidates being identified. Morphogenesis’ success may depend, in part, upon its ability to identify, select, and develop promising product candidates and therapeutics. Morphogenesis may expend resources and ultimately fail to discover and generate additional product candidates suitable for further development. All product candidates are prone to risks of failure typical of biotechnology product development, including the possibility that a product candidate may not be suitable for clinical development due to its harmful side effects, limited efficacy, or other characteristics indicating that it is unlikely to receive approval by the FDA, the EMA, and other comparable foreign regulatory authorities and achieve market acceptance. If Morphogenesis does not successfully develop and commercialize new product candidates it has identified and explored, Morphogenesis’ business, prospects, financial condition, and results of operations could be adversely affected.

The FDA or comparable foreign regulatory authorities may disagree with Morphogenesis’ regulatory plans and Morphogenesis may fail to obtain regulatory approval of Morphogenesis’ product candidates.

The FDA standard for regular approval of a biologic generally requires two well-controlled phase 3 studies or one large and robust, well-controlled phase 3 study in the patient population being studied that provides substantial evidence that a biologic is safe and effective for its proposed indication. Phase 3 clinical trials typically involve hundreds of patients, have significant costs, and take years to complete. Product candidates studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA may require a sponsor of a drug or biologic receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug or biologic may be subject to withdrawal procedures by the FDA that are more accelerated than those available for regular approvals. If Morphogenesis’ efforts to obtain accelerated approval for IFx-2.0 or any other product candidate is not successful, then Morphogenesis may be required to conduct additional clinical trials beyond those it contemplates, which would likely result in a longer time period to potential approval and commercialization of such product candidate (if approved) and would likely increase the cost of development of such product candidate, all of which could harm the company’s competitive position in the marketplace and shorten the remaining term of applicable patent coverage after product approval.

As part of its marketing authorization process, the EMA may grant marketing authorizations on the basis of less complete data than is normally required, when, for certain categories of medicinal products, doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use (“CHMP”), to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization. This may apply to medicinal products for human use that fall under the jurisdiction of the EMA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating diseases or life-threatening diseases and those designated as orphan medicinal products.

A conditional marketing authorization may be granted when the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•        the risk-benefit balance of the medicinal product is positive;

•        it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•        unmet medical needs will be fulfilled; and

•        the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required

The granting of a conditional marketing authorization is restricted to situations in which only the clinical part of the application is not yet fully complete. Incomplete nonclinical or quality data may only be accepted if duly justified and only in the case of a product intended to be used in emergency situations in response to public-health threats.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

The granting of a conditional marketing authorization will allow medicines to reach patients with unmet medical needs earlier than might otherwise be the case and will ensure that additional data on a product are generated, submitted, assessed, and acted upon. Although Morphogenesis may seek a conditional marketing authorization for one or more of Morphogenesis’ product candidates by the EMA, the EMA or CHMP may ultimately not agree that the requirements for such conditional marketing authorization have been satisfied.

Morphogenesis’ clinical trial results may also not support approval, whether accelerated approval, conditional marketing authorizations, or regular approval. The results of preclinical studies and clinical trials may not be predictive of the results of later-stage clinical trials, and product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through preclinical studies and initial clinical trials. In addition, Morphogenesis’ product candidates could fail to receive regulatory approval for many reasons, including the following:

•        the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Morphogenesis’ clinical trials;

•        the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which Morphogenesis seeks approval;

•        Morphogenesis may be unable to demonstrate that its product candidates’ risk-benefit ratios for their proposed indications are acceptable;

•        the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

•        Morphogenesis may be unable to demonstrate that the clinical and other benefits of its product candidates outweigh their safety risks;

•        the FDA or comparable foreign regulatory authorities may disagree with Morphogenesis’ interpretation of data from preclinical studies or clinical trials;

•        the data collected from clinical trials of Morphogenesis’ product candidates may not be sufficient to the satisfaction of the FDA or comparable foreign regulatory authorities to support the submission of a BLA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

•        the FDA or comparable foreign regulatory authorities may fail to approve the manufacturing processes, Morphogenesis’ own manufacturing facilities, or a third-party manufacturer’s facilities with which Morphogenesis contracts for clinical and commercial supplies; and

•        the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering Morphogenesis’ clinical data insufficient for approval.

Further, failure to obtain approval for any of the above reasons may be made more likely due to the novel nature of Morphogenesis’ technology. Failure to obtain regulatory approval to market any of Morphogenesis’ product candidates would significantly harm its business, results of operations, and prospects.

Morphogenesis’ clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates, which would prevent or delay regulatory approval and commercialization.

The clinical trials of Morphogenesis’ product candidates are, and the manufacturing and marketing of its products will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where Morphogenesis intends to test and market its product candidates. Before obtaining regulatory approvals for the commercial sale of any of its product candidates, Morphogenesis must demonstrate through lengthy, complex, and expensive preclinical testing and clinical trials that its product candidates are both safe and effective for use in each target indication. In particular, because its product candidates are subject to regulation as biological drug products, Morphogenesis will need to demonstrate that they are safe, pure, and potent for use in their target indications. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use. The risk/benefit profile required for product licensure will vary depending on these factors and may include not only the ability to show tumor shrinkage, but also adequate duration of response, a delay in the progression of the disease, and/or an improvement in survival. For example, response rates from the use of Morphogenesis’ product candidates may not be sufficient to obtain regulatory approval unless Morphogenesis can also show an adequate duration of response. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and early clinical trials of Morphogenesis’

product candidates may not be predictive of the results of later-stage clinical trials. The results of studies in one set of patients or line of treatment may not be predictive of those obtained in another. Morphogenesis expects there may be greater variability in results for products processed and administered on a patient-by-patient basis, as anticipated for its product candidates, than for “off-the-shelf” products, like small molecule drugs which are not personalized for each patient. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through preclinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

In addition, even if Morphogenesis’ clinical trials are successfully completed, Morphogenesis cannot guarantee that the FDA or foreign regulatory authorities will interpret the results as Morphogenesis does, and more trials could be required before Morphogenesis submits its product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or foreign regulatory authorities for support of a marketing application, Morphogenesis may be required to expend significant resources, which may not be available to it, to conduct additional trials in support of potential approval of its product candidates.

Morphogenesis’ product candidates may cause undesirable side effects or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

As with most biological products, use of Morphogenesis’ product candidates could be associated with side effects or adverse events, which can vary in severity from minor reactions to death and in frequency from infrequent to prevalent. Undesirable side effects or unacceptable toxicities caused by Morphogenesis’ product candidates could cause Morphogenesis or regulatory authorities to interrupt, delay, or halt clinical trials.

The FDA or comparable foreign regulatory authorities could delay or deny approval of Morphogenesis’ product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any product that is approved. Side effects such as toxicity or other safety issues associated with the use of Morphogenesis’ product candidates could also require Morphogenesis or its collaborators to perform additional studies or halt development or sale of these product candidates.

If one or more of Morphogenesis’ product candidates receives marketing approval, and Morphogenesis or others later identify undesirable side effects caused by such products, including during any long-term follow-up observation period recommended or required for patients who receive treatment using Morphogenesis’ products, many potentially significant negative consequences could result, including:

•        regulatory authorities may withdraw or limit their approvals of such products;

•        regulatory authorities may require the addition of labeling statements, specific warnings or a contraindications;

•        Morphogenesis may be required to create a Risk Evaluation and Mitigation Strategy (“REMS”), plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers, and/or other elements to assure safe use;

•        Morphogenesis may be required to change the way such products are distributed or administered, or change the labeling of the products;

•        the FDA or a comparable foreign regulatory authority may require Morphogenesis to conduct additional clinical trials or costly post-marketing testing and surveillance to monitor the safety and efficacy of the products;

•        Morphogenesis may decide to recall such products from the marketplace after they are approved;

•        Morphogenesis could be sued and held liable for harm caused to individuals exposed to or taking its products; and

•        Morphogenesis’ reputation may suffer.

In addition, adverse side effects caused by any therapeutics that may be similar in nature to Morphogenesis’ product candidates could delay or prevent regulatory approval of Morphogenesis’ product candidates, limit the commercial profile of an approved label for Morphogenesis’ product candidates, or result in significant negative consequences for its product candidates following marketing approval.

Morphogenesis believes that any of these events could prevent it from achieving or maintaining market acceptance of the affected product candidates and could substantially increase the costs of commercializing Morphogenesis’ product candidates, if approved, and significantly impact Morphogenesis’ ability to successfully commercialize its product candidates and generate revenues.

If Morphogenesis encounters difficulties enrolling patients in its clinical trials, its clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on Morphogenesis’ ability to enroll a sufficient number of patients who remain in the trial until its conclusion. Morphogenesis may experience difficulties in patient enrollment in its clinical trials for a variety of reasons, including:

•        the size and nature of the patient population;

•        the patient eligibility criteria defined in the protocol;

•        the size of the study population required for analysis of the trial’s primary endpoints;

•        the proximity of patients to trial sites;

•        the design of the trial;

•        Morphogenesis’ ability to recruit clinical trial investigators with the appropriate competencies and experience;

•        clinicians’ and patients’ perceptions as to the potential advantages and side effects of the product candidate being studied in relation to other available therapies, including any new drugs or treatments that may be approved for the indications Morphogenesis is investigating;

•        Morphogenesis’ ability to obtain and maintain patient consents; and

•        the risk that patients enrolled in clinical trials will not complete a clinical trial.

In addition, Morphogenesis’ clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as Morphogenesis’ product candidates, and this competition will reduce the number and types of patients available to Morphogenesis, because some patients who might have opted to enroll in Morphogenesis’ trials may instead opt to enroll in a trial being conducted by one of its competitors. Because the number of qualified clinical investigators is limited, Morphogenesis may conduct some of its clinical trials at the same clinical trial sites that some of its competitors use, which will reduce the number of patients who are available for Morphogenesis’ clinical trials at such clinical trial sites. Moreover, because Morphogenesis’ product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and hematopoietic cell transplantation, rather than enroll patients in any future clinical trial.

Even if Morphogenesis can enroll a sufficient number of patients in its clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect Morphogenesis’ ability to advance the development of its product candidates.

Clinical trials are expensive, time-consuming, and difficult to design and implement, and Morphogenesis’ clinical trial costs may be higher than those for more conventional therapeutic technologies or drug products.

Clinical trials are expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Because Morphogenesis’ product candidates are based on new technologies and manufactured on a patient-by-patient basis, Morphogenesis expects that they will require extensive research and development and have substantial manufacturing costs. In addition, costs to treat patients with relapsed/refractory cancer and to treat potential side effects that may result from Morphogenesis’ product candidates can be significant. Accordingly, Morphogenesis’ clinical trial costs are likely to be significantly higher per patient than those of more conventional therapeutic technologies or drug products.

In addition, one of Morphogenesis’ early-stage product candidates that is currently in preclinical development is for a novel class of injectable biologics. Development of the underlying technology may be affected by unanticipated technical, regulatory, manufacturing, or other problems, among other research and development issues, and the possible insufficiency of funds needed to complete development of this product candidate.

Morphogenesis’ proposed personalized product candidates involve several complex and costly manufacturing and processing steps, the costs of which will be borne by us. Depending on the number of patients Morphogenesis ultimately enrolls in its trials, and the number of trials Morphogenesis may need to conduct, its overall clinical trial costs may be higher than for more conventional treatments.

Morphogenesis’ product candidates are biologics and the manufacture of its product candidates is complex and Morphogenesis may encounter difficulties in production, particularly with respect to process development or scaling-out of Morphogenesis’ manufacturing capabilities. If Morphogenesis or any of its third-party manufacturers encounter such difficulties, Morphogenesis’ ability to provide supply of its product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped, or Morphogenesis may be unable to maintain a commercially viable cost structure.

Morphogenesis’ product candidates are biologics and the process of manufacturing its products is complex, highly regulated, and subject to multiple risks. The manufacture of Morphogenesis’ product candidates involves complex processes, and, as a result of the complexities, the cost to manufacture biologics in general is generally higher than traditional small molecule chemical compounds, and the manufacturing process is less reliable and is more difficult to reproduce. Morphogenesis’ manufacturing process will be susceptible to product loss or failure due to logistical issues. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. Further, as product candidates are developed through preclinical to late-stage clinical trials towards approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause Morphogenesis’ product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

In addition, the manufacturing process for any products that Morphogenesis may develop is subject to FDA and foreign regulatory authority approval process, and Morphogenesis will need to contract with manufacturers who can meet all applicable FDA and foreign regulatory authority requirements on an ongoing basis. If Morphogenesis or its CMOs are unable to reliably produce products to specifications acceptable to the FDA or other regulatory authorities, Morphogenesis may not obtain or maintain the approvals Morphogenesis needs to commercialize such products. Even if Morphogenesis obtains regulatory approval for any of its product candidates, there is no assurance that either Morphogenesis or its CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of Morphogenesis’ product candidate, impair commercialization efforts, increase its cost of goods, and have an adverse effect on its business, financial condition, results of operations and growth prospects.

Morphogenesis relies on third parties to manufacture its clinical product supplies, and Morphogenesis intends to rely on third parties for at least a portion of the manufacturing process of its product candidates, if approved. Morphogenesis’ business could be harmed if those third parties fail to provide it with sufficient quantities of product or fail to do so at acceptable quality levels or prices or fail to maintain or achieve satisfactory regulatory compliance.

Morphogenesis does not currently own any facility that may be used as its clinical-scale manufacturing and processing facility and currently relies on a single source vendor to manufacture supplies and process Morphogenesis’ product candidates. Morphogenesis has not yet caused its product candidates to be manufactured or processed on a commercial scale and may not be able to do so for any of its product candidates.

Although in the future Morphogenesis does intend to develop its own manufacturing facility, it also intends to use third parties as part of its manufacturing process and may, in any event, never be successful in developing its own manufacturing facility. Morphogenesis’ anticipated reliance on a limited number of third-party manufacturers exposes it to the following risks:

•        Morphogenesis may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any manufacturers. This approval would require new testing and good manufacturing practices compliance inspections by FDA. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of Morphogenesis’ products;

•        Morphogenesis’ third-party manufacturers might be unable to timely manufacture its product or produce the quantity and quality required to meet its clinical and commercial needs, if any;

•        Contract manufacturers may not be able to execute Morphogenesis’ manufacturing procedures and other logistical support requirements appropriately;

•        Morphogenesis’ future contract manufacturers may not perform as agreed, may not devote sufficient resources to its products, or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products;

•        Morphogenesis’ future contract manufacturers may not perform as agreed, may not devote sufficient resources to its products, or may not remain in the contract manufacturing business for the time required to supply its clinical trials or to successfully produce, store, and distribute its products;

•        Manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with current good manufacturing practices, or cGMP, current good tissue practices, or cGTP, if applicable and other government regulations and corresponding foreign standards. Morphogenesis does not have control over third-party manufacturers’ compliance with these regulations and standards;

•        Morphogenesis may not own, or may not solely own, the intellectual property rights to improvements made by its third-party manufacturers in the manufacturing process for its products;

•        Morphogenesis’ third-party manufacturers could breach or terminate their agreement with the company;

•        Raw materials and components used in the manufacturing process, particularly those for which Morphogenesis has no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

•        Morphogenesis’ contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

•        Morphogenesis’ contract manufacturers may have unacceptable or inconsistent product quality success rates and yields.

Each of these risks could delay or prevent the completion of Morphogenesis’ clinical trials or the approval of any of its product candidates by the FDA, result in higher costs or adversely impact commercialization of Morphogenesis’ product candidates. In addition, Morphogenesis will rely on third parties to perform certain specification tests on its product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on Morphogenesis until deficiencies are remedied.

Although Morphogenesis’ agreements with its CMOs require them to perform according to certain cGMP and, if applicable, cGTP requirements such as those relating to quality control, quality assurance, and qualified personnel, Morphogenesis cannot control the conduct of its CMOs to implement and maintain these standards. If any of Morphogenesis’ CMOs cannot successfully manufacture material that conforms to its specifications and the regulatory requirements of the FDA, EMA, or other comparable foreign authorities, Morphogenesis would be prevented from obtaining regulatory approval for its drug candidates unless and until Morphogenesis engages a substitute CMO that can comply with such requirements, which it may not be able to do. Any such failure by any of Morphogenesis’ CMOs would significantly impact its ability to develop, obtain regulatory approval for, or market Morphogenesis’ drug candidates, if approved.

The manufacture of biological drug products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls.

Manufacturers of biologic products often encounter difficulties in production, particularly in scaling up or out, validating the production process, and assuring high reliability of the manufacturing process (including the absence of contamination). These problems include logistics and shipping, difficulties with production costs and yields, quality control, including stability of the product, product testing, operator error, availability of qualified personnel, as well as compliance with strictly enforced federal, state, and foreign regulations. Furthermore, if contaminants are discovered in Morphogenesis’ supply of its product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period to investigate and remedy the contamination. Morphogenesis cannot assure you that any stability failures or other issues relating to the manufacture of its product candidates will not occur in the future. Additionally, Morphogenesis’ manufacturers may experience manufacturing difficulties due to resource constraints, labor disputes, or unstable political environments. If Morphogenesis’ manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, its ability to provide its product candidate to patients in clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs, and, depending upon the period of delay, require Morphogenesis to begin new clinical trials at additional expense or terminate clinical trials completely.

Morphogenesis’ third-party manufacturers may be unable to successfully scale up manufacturing of its product candidates in sufficient quality and quantity, which would delay or prevent Morphogenesis from developing its product candidates and commercializing any approved product candidates.

Morphogenesis’ manufacturing partners may be unable to successfully increase the manufacturing capacity for its product candidates in a timely or cost-effective manner, or at all, as needed for its development efforts or, if its product candidates are approved, its commercialization efforts. Quality issues may also arise during scale-up activities. If Morphogenesis, or any manufacturing partners, are unable to successfully scale up the manufacture of Morphogenesis’ product candidates in sufficient quality and quantity, the development, testing, and clinical trials of its product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting therapeutic may be delayed or not obtained, which could significantly harm Morphogenesis’ business.

Cell-based therapies rely on the availability of reagents, specialized equipment, and other specialty materials, which may not be available to Morphogenesis on acceptable terms or at all. For some of these reagents, equipment, and materials, Morphogenesis relies or may rely on sole source vendors or a limited number of vendors, which could impair Morphogenesis’ ability to manufacture and supply its products.

Manufacturing Morphogenesis’ product candidates will require many reagents, which are substances used in Morphogenesis’ manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. Morphogenesis currently depends on a limited number of vendors for certain materials and equipment used in the manufacture of its product candidates. Some of these suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support Morphogenesis’ needs. Morphogenesis also does not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, Morphogenesis may experience delays in receiving key materials and equipment to support clinical or commercial manufacturing.

For some of these reagents, equipment, and materials, Morphogenesis relies and may in the future rely on sole source vendors or a limited number of vendors. An inability to continue to source product from any of these suppliers, which could be due to regulatory actions or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect Morphogenesis’ ability to satisfy demand for its product candidates, which could adversely and materially affect its product sales and operating results or its ability to conduct clinical trials, either of which could significantly harm its business.

As Morphogenesis continues to develop and scale its manufacturing process, Morphogenesis expects that it will need to obtain rights to and supplies of certain materials and equipment to be used as part of that process. Morphogenesis may not be able to obtain rights to such materials on commercially reasonable terms, or at all, and if it is unable to alter its process in a commercially viable manner to avoid the use of such materials or find a suitable substitute, it would have a material adverse effect on its business.

Morphogenesis relies and will rely on third parties to conduct its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or comply with regulatory requirements, Morphogenesis may not be able to obtain regulatory approval of or commercialize its product candidates.

Morphogenesis depends and will depend upon independent investigators and collaborators to conduct its clinical trials under agreements with universities, medical institutions, CROs, strategic partners, and others. Morphogenesis expects to have to negotiate budgets and contracts with CROs and trial sites, which may result in delays to Morphogenesis’ development timelines and increased costs.

Morphogenesis relies and will rely heavily on third parties over the course of its clinical trials, and as a result will have limited control over the clinical investigators and limited visibility into its day-to-day activities. Nevertheless, Morphogenesis is responsible for ensuring that each of its trials is conducted in accordance with the applicable protocol and legal, regulatory, and scientific standards, and Morphogenesis’ reliance on third parties does not relieve it of its regulatory responsibilities. Morphogenesis and these third parties are required to comply with good clinical practices (“GCP”), which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP through periodic inspections of trial sponsors, principal investigators, and trial sites. If Morphogenesis or any of these third parties fails to comply with applicable GCP regulations, the clinical data generated in Morphogenesis’ clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require Morphogenesis to perform additional nonclinical or clinical trials before approving its marketing applications. Morphogenesis cannot be certain that, upon inspection, such regulatory authorities will determine that any of its clinical trials comply with the applicable GCP regulations. In addition, Morphogenesis’ clinical trials must be conducted with biologic product produced under cGMP, and likely cGTP regulations and will require a large number of test patients. Morphogenesis’ failure or any failure by these third parties to comply with these regulations or to recruit a sufficient number of patients may require Morphogenesis to repeat clinical trials, which would delay the regulatory approval process. Moreover, Morphogenesis’ business may be implicated if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting Morphogenesis’ clinical trials are not and will not be its employees and, except for remedies available to Morphogenesis under its agreements with such third parties, Morphogenesis cannot control whether or not they devote sufficient time and resources to its ongoing preclinical, clinical, and nonclinical programs. These third parties may also have relationships with other commercial entities, including Morphogenesis’ competitors, for whom they may also be conducting clinical trials or other drug development activities, which could affect their performance on Morphogenesis’ behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to Morphogenesis’ clinical protocols or regulatory requirements or for other reasons, Morphogenesis’ clinical trials may be extended, delayed, or terminated and Morphogenesis may not be able to complete development of, obtain regulatory approval of or successfully commercialize its product candidates. As a result, Morphogenesis’ financial results and the commercial prospects for its product candidates would be harmed, its costs could increase, and its ability to generate revenue could be delayed.

Any agreements governing Morphogenesis’ relationships with CROs or other contractors with whom Morphogenesis currently engages or may engage in the future may provide those outside contractors with certain rights to terminate a clinical trial under specified circumstances. If any of Morphogenesis’ relationships with these third-party CROs terminate, Morphogenesis may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO begins work. As a result, delays occur, which can materially impact Morphogenesis’ ability to meet its desired clinical development timelines. Though Morphogenesis carefully manages its relationships with its CROs, there can be no assurance that Morphogenesis will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on its business, financial condition, and prospects.

Morphogenesis plans to seek orphan drug status for some or all of its product candidates, but Morphogenesis may be unable to obtain such designations or to maintain the benefits associated with orphan drug status, including market exclusivity, which may cause its revenue, if any, to be reduced.

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting a BLA. In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a BLA, to market the same biologic for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. As a result, even if one of Morphogenesis’ drug candidates receives orphan exclusivity, the FDA can still approve other drugs that have a different active ingredient for use in treating the same indication or disease. Furthermore, the FDA can waive orphan exclusivity if Morphogenesis is unable to manufacture sufficient supply of its product.

Morphogenesis plans to seek orphan drug designation for some or all of its product candidates in specific orphan indications in which there is a medically plausible basis for the use of these products, but exclusive marketing rights in the United States may be limited if Morphogenesis seeks approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although Morphogenesis intends to seek orphan drug designation for other product candidates, Morphogenesis may never receive such designations.

The review processes of regulatory authorities are lengthy, time consuming, expensive and inherently unpredictable. If Morphogenesis is unable to obtain approval for its product candidates from applicable regulatory authorities, it will not be able to market and sell those product candidates in those countries or regions and Morphogenesis’ business could be substantially harmed.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are, and will remain, subject to extensive regulation by the FDA in the United States and by the respective regulatory authorities in other countries where regulations differ. Morphogenesis is not permitted to market its biological product candidates in the United States until Morphogenesis receives the respective approval of a BLA from the FDA, or in any foreign countries until Morphogenesis receives the requisite approval from the respective regulatory authorities in such countries. The time required to obtain approval, if any, by the FDA, EMA and comparable foreign authorities is unpredictable, but typically takes many years following the commencement of clinical trials, if approval is obtained at all, and depends upon numerous factors, including the substantial discretion of the regulatory authorities and the type, complexity and novelty of the product candidates involved. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that Morphogenesis’ data is insufficient for approval and require additional nonclinical studies or clinical trials. Morphogenesis has limited experience in planning and conducting the clinical trials required for marketing approvals, and Morphogenesis has and expects to continue to rely on third-party CROs to assist Morphogenesis in this process. Obtaining marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process, and in many cases the inspection of manufacturing, processing, and packaging facilities by the regulatory authorities. Morphogenesis’ product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Morphogenesis’ obtaining marketing approval or prevent or limit commercial use, or there may be deficiencies in cGMP compliance by Morphogenesis or by its CMOs that could result in the candidate not being approved. Moreover, Morphogenesis has not obtained regulatory approval for any drug candidate in any jurisdiction and it is possible that none of its existing drug candidates or any drug candidates Morphogenesis may seek to develop in the future will ever obtain regulatory approval.

Morphogenesis’ biological product candidates could fail to receive, or could be delayed in receiving, regulatory approval for many reasons, including any one or more of the following:

•        the FDA, EMA or comparable foreign regulatory authorities may disagree with the design or implementation of Morphogenesis’ clinical trials;

•        Morphogenesis may be unable to demonstrate to the satisfaction of the FDA, EMA or comparable foreign regulatory authorities that a product candidate is safe and effective for its proposed indication;

•        the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA or comparable foreign regulatory authorities for approval;

•        Morphogenesis may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•        the FDA, EMA or comparable foreign regulatory authorities may disagree with Morphogenesis’ interpretation of data from preclinical studies or clinical trials;

•        the data collected from clinical trials of Morphogenesis product candidates may not be sufficient to support the submission of a BLA or other submission or to obtain regulatory approval in the United States or elsewhere;

•        upon review of Morphogenesis’ clinical trial sites and data, the FDA or comparable foreign regulatory authorities may find Morphogenesis’ record keeping or the record keeping of its clinical trial sites to be inadequate;

•        the manufacturing processes or facilities of third-party manufacturers with which Morphogenesis contracts for clinical and commercial supplies may fail to meet the requirements of the FDA, EMA or comparable foreign regulatory authorities;

•        the FDA, EMA or comparable foreign regulatory authorities may fail to approve the companion diagnostics Morphogenesis contemplates developing internally or with partners; and

•        the change of the medical standard of care or the approval policies or regulations of the FDA, EMA or comparable foreign regulatory authorities may significantly change in a manner that renders Morphogenesis’ clinical data insufficient for approval.

Even if Morphogenesis was able to obtain regulatory approval in one or more jurisdictions, regulatory authorities may approve any of its product candidates for fewer or more limited indications than Morphogenesis requests, may not approve prices Morphogenesis may propose to charge for its products, may grant approval contingent on the performance of costly post-marketing clinical trials (referred to as “conditional” or “accelerated” approval depending on the jurisdiction), or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing circumstances could materially harm the commercial prospects for Morphogenesis’ drug candidates.

Morphogenesis currently has no marketing and sales organization and have no experience in marketing products. If Morphogenesis is unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, Morphogenesis may not be able to generate product revenue.

Morphogenesis currently has no sales, marketing, or commercial product distribution capabilities and has no experience in marketing products. Morphogenesis intends to develop an in-house marketing organization and sales force, which will require significant capital expenditures, management resources, and time. Morphogenesis will have to compete with other pharmaceutical and biotechnology companies to recruit, hire, train, and retain marketing and sales personnel.

If Morphogenesis is unable or decide not to establish internal sales, marketing and commercial distribution capabilities for any or all products Morphogenesis develops, it will likely pursue collaborative arrangements regarding the sales and marketing of its products. However, there can be no assurance that Morphogenesis will be able to establish or maintain such collaborative arrangements, or if Morphogenesis is able to do so, that they will have effective sales forces. Any revenue Morphogenesis receives will depend upon the efforts of such third parties, which may not be successful. Morphogenesis may have little or no control over the marketing and sales efforts of such third parties, and Morphogenesis’ revenue from product sales may be lower than if it had commercialized its product candidates itself. Morphogenesis also faces competition in ts search for third parties to assist it with the sales and marketing efforts of its product candidates.

There can be no assurance that Morphogenesis will be able to develop in-house sales and commercial distribution capabilities or establish or maintain relationships with third-party collaborators to successfully commercialize any product in the United States or overseas, and as a result, Morphogenesis may not be able to generate product revenue.

Morphogenesis may form or seek collaborations or strategic alliances or enter into additional licensing arrangements in the future, and Morphogenesis may not realize the benefits of such alliances or licensing arrangements.

Morphogenesis may form or seek strategic alliances, create joint ventures or collaborations, or enter into additional licensing arrangements with third parties that Morphogenesis believes will complement or augment its development and commercialization efforts with respect to its product candidates and any future product candidates that Morphogenesis may develop. Any of these relationships may require Morphogenesis to incur non-recurring and other charges, increase Morphogenesis’ near and long-term expenditures, issue securities that dilute its existing stockholders, or disrupt its management and business. In addition, Morphogenesis faces significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, Morphogenesis may not be successful in its efforts to establish a strategic partnership or other alternative arrangements for Morphogenesis’ product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view Morphogenesis’ product candidates as having the requisite potential to demonstrate safety and efficacy.

Further, collaborations involving Morphogenesis’ product candidates, such as Morphogenesis’ collaborations with third-party research institutions, are subject to numerous risks, which may include the following:

•        collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration;

•        collaborators may not pursue development and commercialization of Morphogenesis’ product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;

•        collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;

•        collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with Morphogenesis’ products or product candidates;

•        a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to their marketing and distribution;

•        collaborators may not properly maintain or defend Morphogenesis’ intellectual property rights, or may use its intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate Morphogenesis’ intellectual property or proprietary information or expose Morphogenesis to potential liability;

•        disputes may arise between Morphogenesis and a collaborator that cause the delay or termination of the research, development or commercialization of Morphogenesis’ product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;

•        collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and

•        collaborators may own or co-own intellectual property covering Morphogenesis’ products that results from its collaborations with them, and in such cases, Morphogenesis would not have the exclusive right to commercialize such products.

As a result, if Morphogenesis enters into collaboration agreements and strategic partnerships or license its products or businesses, it may not be able to realize the benefit of such transactions if it are unable to successfully integrate them with Morphogenesis’ existing operations and company culture, which could delay Morphogenesis’ timelines or otherwise adversely affect its business. Morphogenesis also cannot be certain that, following a strategic transaction or license, it will achieve the revenue or specific net income that justifies such transaction. Any delays in entering into new collaborations or strategic partnership agreements related to Morphogenesis’ product candidates could delay the development and commercialization of Morphogenesis’ product candidates in certain geographies for certain indications, which would harm Morphogenesis’ business prospects, financial condition, and results of operations.

If Morphogenesis engages in future acquisitions or strategic partnerships, this may increase Morphogenesis’ capital requirements, dilute its stockholders, cause Morphogenesis to incur debt or assume contingent liabilities, and subject it to other risks.

Morphogenesis may evaluate various acquisitions and strategic partnerships, including licensing or acquiring complementary products, intellectual property rights, technologies, or businesses. Any potential acquisition or strategic partnership may entail numerous risks, including:

•        increased operating expenses and cash requirements;

•        the assumption of additional indebtedness or contingent liabilities;

•        assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

•        Morphogenesis’ inability to achieve desired efficiencies, synergies or other anticipated benefits from such acquisitions or strategic partnerships;

•        the diversion of Morphogenesis’ management’s attention from its existing product programs and initiatives in pursuing such a strategic merger or acquisition;

•        retention of key employees, the loss of key personnel, and uncertainties in Morphogenesis’ ability to maintain key business relationships;

•        risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

•        Morphogenesis’ inability to generate revenue from acquired technology and/or products sufficient to meet its objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

In addition, if Morphogenesis undertakes acquisitions, it may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense. Moreover, Morphogenesis may not be able to locate suitable acquisition opportunities and this inability could impair Morphogenesis’ ability to grow or obtain access to technology or products that may be important to the development of its business.

If Morphogenesis, its CROs or its CMOs use hazardous and biological materials in a manner that causes injury or violates applicable law, Morphogenesis may be liable for damages.

Morphogenesis’ research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by Morphogenesis or third parties, such as CROs and CMOs. Morphogenesis and such third parties are subject to federal, state, and local laws and regulations in the United States governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials. Although Morphogenesis believes that its and such third parties’ procedures for using, handling, storing, and disposing of these materials comply with legally prescribed standards, Morphogenesis cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, Morphogenesis may incur liability or local, city, state, or federal authorities may curtail the use of these materials and interrupt its business operations. In the event of an accident, Morphogenesis could be held liable for damages or penalized with fines, and the liability could exceed its resources. Morphogenesis does not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair Morphogenesis’ research, development and production efforts, which could harm its business, prospects, financial condition, or results of operations.

Morphogenesis’ internal computer systems, or those used by its third-party research institution collaborators, CROs or other contractors or consultants, may fail or suffer security breaches.

Despite the implementation of security measures, Morphogenesis’ internal computer systems and those of its future CROs and other contractors and consultants are vulnerable to damage from computer viruses and unauthorized access. Although to Morphogenesis’ knowledge it has not experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in Morphogenesis’ operations, it could result in a material disruption of its development programs and Morphogenesis’ business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in Morphogenesis’ regulatory approval efforts and significantly increase Morphogenesis’ costs to recover or reproduce the data. Likewise, Morphogenesis relies on its third-party research institution collaborators for research and development of its product candidates and other third parties for the manufacture of Morphogenesis’ product candidates and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on its business. To the extent that any disruption or security breach were to result in a loss of, or damage to, Morphogenesis’ data or applications, or inappropriate disclosure of confidential or proprietary information, Morphogenesis could incur liability and the further development and commercialization of its product candidates could be delayed.

Although Morphogenesis takes reasonable steps to help protect confidential and other sensitive information from unauthorized access or disclosure, Morphogenesis also could be the target of phishing attacks seeking confidential information regarding its employees. Furthermore, while Morphogenesis has implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information may be transmitted to Morphogenesis by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with Morphogenesis’ practices or those of third parties who transmit PHI and other PII or confidential information to Morphogenesis.

To the extent Morphogenesis or these third parties are found to have violated such laws, rules or regulations or that any disruption or security breach were to result in a loss of, or damage to, Morphogenesis’ or its third-party vendors’, collaborators’ or other contractors’ or consultants’ data or applications, or inappropriate disclosure of confidential or proprietary information, Morphogenesis could incur liability including litigation exposure, penalties and fines, Morphogenesis could become the subject of regulatory action or investigation, its competitive position could be harmed and the further development and commercialization of its product candidates could be delayed. Any of the above could have a material adverse effect on Morphogenesis’ business, financial condition, results of operations or prospects.

If product liability lawsuits are brought against Morphogenesis, it may incur substantial liabilities and may be required to limit commercialization of its product candidates.

Morphogenesis faces an inherent risk of product liability as a result of the clinical testing of its product candidates and will face an even greater risk if Morphogenesis commercializes any products. For example, Morphogenesis may be sued if its product candidates cause or are perceived to cause injury or are found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If Morphogenesis cannot successfully defend itself against product liability claims, Morphogenesis may incur substantial liabilities or be required to limit commercialization of its product candidates. Even successful defense would require significant financial and management resources. Product liability claims could delay or prevent completion of Morphogenesis’ development programs. If Morphogenesis succeeds in marketing any approved products, these claims could result in an FDA investigation of the safety and effectiveness of its products, its manufacturing processes and facilities (or the manufacturing processes and facilities of Morphogenesis’ third-party manufacturer) or its marketing programs, a recall of Morphogenesis’ products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in:

•        decreased demand for Morphogenesis’ products;

•        injury to Morphogenesis’ reputation;

•        withdrawal of clinical trial participants and inability to continue clinical trials;

•        initiation of investigations by regulators;

•        costs to defend the related litigation;

•        a diversion of management’s time and Morphogenesis’ resources;

•        substantial monetary awards to trial participants or patients;

•        substantial monetary awards to trial participants or patients;

•        product recalls, withdrawals or labeling, marketing or promotional restrictions;

•        loss of revenue;

•        exhaustion of any available insurance and Morphogenesis’ capital resources;

•        the inability to commercialize any product candidate; and

•        a decline in Morphogenesis’ share price.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy, time-consuming, and inherently unpredictable, and Morphogenesis may experience significant delays in the clinical development and regulatory approval, if any, of its product candidates.

The research, testing, manufacturing, labeling, approval, selling, import, export, adverse event reporting, record keeping, advertising, promotion, and distribution of drug products, including biologics, are subject to extensive regulation by the FDA and other regulatory authorities in the United States. Morphogenesis is not permitted to market any biological drug product in the United States until Morphogenesis receives a Biologics License from the FDA. Morphogenesis has not previously submitted a BLA to the FDA, or similar approval filings to comparable foreign authorities. A BLA must include extensive preclinical and clinical data and supporting information to establish that the product candidate is safe, pure, potent, and effective for each desired indication. The BLA must also include significant information regarding the chemistry, manufacturing, and controls for the product, and the manufacturing facilities must complete a successful pre-license inspection. Morphogenesis expects the novel nature of its product candidates to create further challenges in obtaining regulatory approval. The FDA may also require a panel of experts, referred to as an Advisory Committee, to deliberate on the adequacy of the safety and efficacy data to support licensure. The opinion of the Advisory Committee, although not binding, may have a significant impact on Morphogenesis’ ability to obtain licensure of the product candidates based on the completed clinical trials. Accordingly, the regulatory approval pathway for Morphogenesis’ product candidates may be uncertain, complex, expensive, and lengthy, and approval may not be obtained.

In addition, clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•        obtaining regulatory approval to begin a trial, if applicable;

•        the availability of financial resources to begin and complete the planned trials;

•        reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        obtaining approval at each clinical trial site by an independent institutional review board (“IRB”);

•        recruiting suitable patients to participate in a trial in a timely manner;

•        having patients complete a trial or return for post-treatment follow-up;

•        clinical trial sites deviating from trial protocol, not complying with GCP, or dropping out of a trial;

•        addressing any patient safety concerns that arise during the course of a trial;

•        addressing any conflicts with new or existing laws or regulations;

•        adding new clinical trial sites; or

•        manufacturing qualified materials under cGMP for use in clinical trials.

Morphogenesis’ third-party research institution collaborators may also experience similar difficulties in completing ongoing clinical trials and conducting future clinical trials of product candidates. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Morphogenesis’ product candidates.

Obtaining and maintaining regulatory approval of Morphogenesis’ product candidates in one jurisdiction does not mean that Morphogenesis will be successful in obtaining regulatory approval of its product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of Morphogenesis’ product candidates in one jurisdiction does not guarantee that Morphogenesis will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Morphogenesis intends to charge for its products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Morphogenesis and could delay or prevent the introduction of its products in certain countries. If Morphogenesis fails to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, its target market will be reduced and its ability to realize the full market potential of its product candidates will be harmed.

Even if Morphogenesis receives regulatory approval of its product candidates, it will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and Morphogenesis may be subject to penalties if it fails to comply with regulatory requirements or experience unanticipated problems with its product candidates.

If Morphogenesis’ product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies, and submission of safety, efficacy, and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, and comparable foreign regulatory authority, requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, and in certain cases Good Tissue Practices (“cGTP”), regulations. As such, Morphogenesis and its contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and cGTp and adherence to commitments made in any BLA, other marketing application, and previous responses to inspection observations. Accordingly, Morphogenesis and others with whom it works must continue to expend time, money, and effort in all areas of regulatory compliance, including manufacturing, production, and quality control.

Any regulatory approvals that Morphogenesis receives for its product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS program as a condition of approval of Morphogenesis’ product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves Morphogenesis’ product candidates, Morphogenesis will have to comply with requirements including submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs, cGTP and cGCPs for any clinical trials that Morphogenesis conducts post-approval.

Later discovery of previously unknown problems with Morphogenesis’ product candidates, including adverse events of unanticipated severity or frequency, or with Morphogenesis’ third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in the following among other things:

•        restrictions on the manufacturing of the product, the approved manufacturers or the manufacturing process;

•        restrictions on the labeling or marketing of a product;

•        restrictions on product distribution or use;

•        requirements to conduct post-marketing studies or clinical trials;

•        withdrawal of the product from the market;

•        product recalls;

•        warning or untitled letters from the FDA or comparable notice of violations from foreign regulatory authorities;

•        refusal of the FDA or other applicable regulatory authority to approve pending applications or

•        supplements to approved applications;

•        fines, restitution or disgorgement of profits or revenues;

•        suspension or withdrawal of marketing approvals;

•        suspension of any of Morphogenesis’ ongoing clinical trials;

•        product seizure or detention or refusal to permit the import or export of products; and

•        consent decrees, injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

The policies of the FDA and of other regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Morphogenesis’ product candidates. Morphogenesis cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If Morphogenesis is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Morphogenesis is not able to maintain regulatory compliance, Morphogenesis may lose any marketing approval that it may have obtained and it may not achieve or sustain profitability.

In addition, if Morphogenesis was able to obtain accelerated approval of any of Morphogenesis’ product candidates, the FDA would require Morphogenesis to conduct a confirmatory study to verify the predicted clinical benefit and additional safety studies. The results from the confirmatory study may not support the clinical benefit, which would result in the approval being withdrawn. While operating under accelerated approval, Morphogenesis will be subject to certain restrictions that it would not be subject to upon receiving regular approval.

Even if Morphogenesis obtains regulatory approval of its product candidates, the products may not gain market acceptance among physicians, patients, hospitals, cancer treatment centers, and others in the medical community.

Morphogenesis’ products may not become broadly accepted by physicians, patients, hospitals, cancer treatment centers, and others in the medical community. Several factors will influence whether Morphogenesis’ product candidates are accepted in the market, including:

•        the clinical indications for which Morphogenesis’ product candidates are approved;

•        physicians, hospitals, cancer treatment centers, and patients considering Morphogenesis’ product candidates as a safe and effective treatment;

•        the potential and perceived advantages of Morphogenesis’ product candidates over alternative treatments;

•        the prevalence and severity of any side effects;

•        any restrictions on concomitant Morphogenesis of other medications

•        product labeling or product insert requirements of the FDA or other regulatory authorities;

•        limitations or warnings contained in the labeling approved by the FDA;

•        the size of the market for such drug candidate, based on the size of the patient subsets that Morphogenesis is targeting, in their territories for which Morphogenesis gains regulatory approval and have commercial rights;

•        the safety of the drug candidate as demonstrated through broad commercial rights;

•        the adequacy of supply of Morphogenesis’ product candidates;

•        the timing of market introduction of Morphogenesis’ product candidates as well as competitive products;

•        the cost of treatment in relation to alternative treatments;

•        the amount of upfront costs or training required for physicians to administer Morphogenesis’ product candidates;

•        the availability of adequate coverage, reimbursement, and pricing by third-party payors and government authorities;

•        the willingness of patients to pay out-of-pocket in the absence of coverage and reimbursement by third-party payors and government authorities;

•        support from patient advocacy groups;

•        relative convenience and ease of administration, including as compared to alternative treatments and competitive therapies; and

•        the effectiveness of Morphogenesis’ sales and marketing efforts.

Morphogenesis’ ability to negotiate, secure and maintain third-party coverage and reimbursement for its product candidates may be affected by political, economic and regulatory developments in the United States, the European Union and other jurisdictions. Governments continue to impose cost containment measures, and third-party payors are increasingly challenging prices charged for medicines and examining their cost effectiveness, in addition to their safety and efficacy. These and other similar developments could significantly limit the degree of market acceptance of any product candidate of ours that receives marketing approval in the future.

Even if Morphogenesis’ products achieve market acceptance, Morphogenesis may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than its products, are more cost effective or render Morphogenesis’ products obsolete.

Morphogenesis is and will be subject to stringent privacy laws, cybersecurity laws, regulations, policies and contractual obligations related to privacy and security, and changes in such laws, regulations, policies or how they are interpreted or changes in related contractual obligations could adversely affect Morphogenesis’ business.

Morphogenesis is subject to data privacy and protection laws and regulations that apply to the collection, transmission, processing, storage and use of personally-identifying information including comprehensive regulatory systems in the U.S. and EU, which, among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect Morphogenesis’ business. Failure to comply with any of these laws and regulations by Morphogenesis or third parties to whom Morphogenesis contracts certain types of work (like clinical trials) could result in enforcement action against Morphogenesis or such third parties, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to Morphogenesis’ reputation and loss of goodwill, any of which could have a material adverse effect on its business, financial condition, results of operations or prospects.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. In particular, regulations promulgated pursuant to the HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy standards and its contractual obligations can be complex and may be subject to changing interpretation.

If Morphogenesis is unable to properly protect the privacy and security of protected health information or other personal, sensitive, or confidential information in its possession, Morphogenesis could be found to have breached its contracts. Further, if Morphogenesis fails to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, Morphogenesis could face significant administrative, civil and criminal penalties. Enforcement activity can also result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal and outside resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. In addition to the risks associated with enforcement activities and potential contractual liabilities, Morphogenesis’ ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to its policies, procedures and systems.

In the EU, Morphogenesis may be subject to the General Data Protection Regulation (“GDPR”) which went into effect in May 2018 and which imposes obligations on companies that operate in Morphogenesis’ industry with respect to the processing of personal data and the cross-border transfer of such data. The GDPR imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. If Morphogenesis’ or Morphogenesis’ partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, Morphogenesis may be subject to litigation, regulatory investigations, enforcement notices requiring Morphogenesis to change the way Morphogenesis uses personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

The GDPR may also impose additional compliance obligations relating to the transfer of data between Morphogenesis and its subsidiaries or other business partners. For example, the European Court of Justice recently invalidated the EU-U.S. Privacy Shield as a basis for transfers of personal data from the EU to the U.S. and raised questions about the continued validity of one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission’s Standard Contractual Clauses. Some customers or other service providers may respond to these evolving laws and regulations by asking Morphogenesis to make certain privacy or data-related contractual commitments that Morphogenesis is unable or unwilling to make. This could lead to the loss of current or prospective customers or other business relationships.

While Morphogenesis continues to address the implications of the recent changes to EU data privacy regulations, data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect and continued legal challenges, and Morphogenesis’ efforts to comply with the evolving data protection rules may be unsuccessful. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with Morphogenesis’ practices. Morphogenesis must devote significant resources to understanding and complying with this changing landscape. Failure to comply with laws regarding data protection would expose Morphogenesis to risk of enforcement actions taken by data protection authorities in the EU and elsewhere and carries with it the potential for significant penalties if Morphogenesis is found to be non-compliant. Similarly, failure to comply with federal and state laws in the United States regarding privacy and security of personal information could expose Morphogenesis to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that Morphogenesis changes its practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect Morphogenesis’ business.

Even if Morphogenesis is not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm its business, financial condition, results of operations or prospects.

Coverage and reimbursement may be limited or unavailable in certain market segments for Morphogenesis’ product candidates, which could make it difficult for Morphogenesis to sell its product candidates profitably.

Successful sales of Morphogenesis’ product candidates, if approved, depend on the availability of adequate coverage and reimbursement from third-party payors. In addition, because Morphogenesis’ product candidates represent new approaches to treat cancer and other immune-related diseases, Morphogenesis cannot accurately estimate the potential revenue from its product candidates.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors are critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:

a covered benefit under its health plan;

•        safe, effective and medically necessary;

•        appropriate for the specific patient;

•        cost-effective; and

•        neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require Morphogenesis to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of Morphogenesis’ products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if Morphogenesis obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for Morphogenesis to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of Morphogenesis’ products. Patients are unlikely to use Morphogenesis’ product candidates unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of Morphogenesis’ product candidates. Because Morphogenesis’ product candidates have a higher cost of goods than conventional therapies, and may require long-term follow up evaluations, the risk that coverage and reimbursement rates may be inadequate for Morphogenesis to achieve profitability may be greater.

Morphogenesis intends to seek approval to market its product candidates in both the United States and in selected foreign jurisdictions. If Morphogenesis obtains approval in one or more foreign jurisdictions for its product candidates, Morphogenesis will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the EU, the pricing of biologics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of Morphogenesis’ product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for Morphogenesis’ product candidates and may be affected by existing and future health care reform measures.

Morphogenesis’ employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

Morphogenesis is exposed to the risk of fraud, misconduct or other illegal activity by its employees, independent contractors, consultants, commercial partners and vendors. Misconduct by these parties could include intentional, reckless and negligent conduct that fails to: comply with applicable laws and regulations of the FDA and other similar foreign regulatory bodies; provide true, complete and accurate information to the FDA and other similar foreign regulatory bodies; comply with manufacturing standards Morphogenesis has established; comply with healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or report financial information or data accurately or to disclose unauthorized activities to us. If Morphogenesis obtains FDA approval of any of its product candidates and begin commercializing those products in the United States, Morphogenesis’ potential exposure under such laws will increase significantly, and its costs associated with compliance with such laws are also likely to increase. These laws may impact, among other things, Morphogenesis’ current activities with principal investigators and research patients, as well as proposed and future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials, which could result in significant regulatory sanctions and cause serious harm to Morphogenesis’ reputation. It is not always possible to identify and deter misconduct by employees and other parties, and the precautions Morphogenesis takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Morphogenesis from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Morphogenesis, and Morphogenesis is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant fines or other sanctions.

Morphogenesis’ relationships with prescribers, purchasers, third-party payors and patients will be subject to applicable anti-kickback, fraud and abuse and other health care laws and regulations, which could expose Morphogenesis to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Although Morphogenesis does not currently have any products on the market, upon commercialization of its drug candidates, if approved, Morphogenesis will be subject to additional health care statutory and regulatory requirements and oversight by federal and state governments in the United States as well as foreign governments in the jurisdictions in which Morphogenesis conducts its business. Physicians, other health care providers and third-party payors will play a primary role in the recommendation, prescription and use of any product candidates for which Morphogenesis obtains marketing approval. Morphogenesis’ future arrangements with such third parties may expose Morphogenesis to broadly applicable fraud and abuse and other health care laws and regulations that may constrain Morphogenesis’ business or financial arrangements and relationships through which Morphogenesis markets, sells and distributes any products for which Morphogenesis may obtain marketing approval. Restrictions under applicable domestic and foreign health care laws and regulations include, but are not limited to, the following:

•        the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal health care program such as Medicare and Medicaid; a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        U.S. federal false claims, false statements and civil monetary penalties laws, including the US False Claims Act, which impose criminal and civil penalties against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government; actions may be brought by the government or a whistleblower and may include an assertion that a claim for payment by federal health care programs for items and services which results from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

•        HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any health care benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for health care benefits, items or services; similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•        analogous state and foreign laws and regulations relating to health care fraud and abuse, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by non-governmental third-party payors, including private insurers;

•        the FCPA and other anti-corruption laws and regulations pertaining to Morphogenesis’ financial relationships and interactions with foreign government officials;

•        the U.S. federal physician payment transparency requirements, sometimes referred to as the “Sunshine Act,” which requires manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the Centers for Medicare & Medicaid Services (“CMS”), information related to physician payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals as well as the ownership and investment interests of physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding its relationships with physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and certified nurse midwives during the previous year;

•        analogous state and foreign laws that require pharmaceutical companies to track, report and disclose to the government and/or the public information related to payments, gifts, and other transfers of value or remuneration to physicians and other health care providers, marketing activities or expenditures, or product pricing or transparency information, or that require pharmaceutical companies to implement compliance programs that meet certain standards or to restrict or limit interactions between pharmaceutical manufacturers and members of the health care industry;

•        the U.S. federal laws that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under federal health care programs;

•        HIPAA, which imposes obligations on certain covered entity health care providers, health plans, and health care clearinghouses and their business associates that perform certain services involving the use or disclosure of individually identifiable health information as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information; and

•        state and foreign laws that govern the privacy and security of health information in certain circumstances, including state security breach notification laws, state health information privacy laws and federal and state consumer protection laws, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of Morphogenesis’ business activities could be subject to challenge under one or more of such laws. In addition, recent health care reform legislation has strengthened these laws. For example, the Affordable Care Act (the “ACA”), among other things, amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes. As a result of such amendment, a person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to have committed a violation. Moreover, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that Morphogenesis’ business arrangements will comply with applicable healthcare laws may involve substantial costs. It is possible that governmental and enforcement authorities will conclude that Morphogenesis’ business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If any such actions are instituted against Morphogenesis, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Morphogenesis’ operations, any of which could adversely affect its ability to operate its business and its results of operations. In addition, the approval and commercialization of any of Morphogenesis’ product candidates outside the United States will also likely subject Morphogenesis to foreign equivalents of the healthcare laws mentioned above, among other foreign laws. If any of the physicians or other health care providers or entities with whom Morphogenesis expects to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from federal health care programs.

Risks Related to Intellectual Property

Morphogenesis could be unsuccessful in obtaining or maintaining adequate patent protection for one or more of its products or product candidates.

Morphogenesis anticipates that it will file additional patent applications both in the United States and in other countries, as appropriate. However, Morphogenesis cannot predict:

•        if and when any patents will issue;

•        the degree and range of protection any issued patents will afford Morphogenesis against competitors, including whether third parties will find ways to invalidate or otherwise circumvent its patents;

•        whether others will apply for or obtain patents claiming aspects similar to those covered by Morphogenesis’ patents and patent applications; or

•        whether Morphogenesis will need to initiate litigation or administrative proceedings to defend its patent rights, which may be costly whether Morphogenesis wins or loses.

For biological and pharmaceutical products, claims directed to compositions of matter are generally considered to be the strongest form of intellectual property protection. Such claims are not directed to any particular use of the product, and therefore encompass all uses. Morphogenesis cannot be certain, however, that the claims in its pending patent applications covering the composition of matter of its product candidates will be considered patentable by the United States Patent and Trademark Office (“USPTO”) or foreign patent offices, or that Morphogenesis’ issued claims will be considered valid and enforceable by U.S. or foreign courts.

Claims directed to methods of use protect the use of a product for the specified method. This type of claim does not prevent a competitor from making and marketing a product that is identical to the product for a specific use that falls outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for Morphogenesis’ targeted indications, physicians may prescribe these products “off-label” for those uses that are covered by Morphogenesis’ method claims. Although off-label prescriptions may infringe or contribute to the infringement of method claims, the practice is common and such infringement is difficult to prevent or prosecute. Many of Morphogenesis’ issued claims cover methods for making its cell therapy products.

Claims directed to methods of making a product protect the process by which a product is made. This type of claim does not prevent a competitor from marketing a product that is identical to Morphogenesis’ product, if the competitor’s product is made by a process outside the scope of the patented method.

The strength of patents in the biotechnology and pharmaceutical field can be uncertain, and evaluating the scope of such patents involves complex legal and scientific analyses. The patent applications that Morphogenesis owns or in-license may fail to result in issued patents with claims that cover its product candidates, methods of making its product candidates, or uses thereof in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability, or scope thereof, which may result in such patents being narrowed, invalidated, or held unenforceable. Furthermore, even if they are unchallenged, Morphogenesis’ patents and patent applications may not adequately protect its intellectual property or prevent others from designing their products to avoid being covered by its claims. If the breadth or strength of protection provided by the patents and patent applications Morphogenesis holds with respect to its product candidates is threatened, this could dissuade companies from collaborating with Morphogenesis to develop, and could threaten Morphogenesis’ ability to commercialize, Morphogenesis’ product candidates. Further, if Morphogenesis encounters delays in its clinical trials, the period of time during which Morphogenesis could market its product candidates under patent protection would be reduced. Because patent applications in the United States and most other countries are confidential for a period of time after filing, Morphogenesis cannot be certain that it was the first to file any patent application related to its product candidates.

Confidentiality agreements with employees and third parties may not prevent unauthorized disclosure of trade secrets and other proprietary information.

In addition to the protection afforded by patents, Morphogenesis seeks to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that Morphogenesis elects not to patent, processes for which patents are difficult to enforce, and any other elements of its product discovery and development processes that involve proprietary know-how, information, or technology that is not covered by patents. Trade secrets, however, may be difficult to protect. Morphogenesis seeks to protect its proprietary processes, in part, by entering into confidentiality agreements with its employees, consultants, outside scientific advisors, contractors, and collaborators. Although Morphogenesis uses reasonable efforts to protect its trade secrets, its employees, consultants, outside scientific advisors, contractors, and collaborators might intentionally or inadvertently disclose its trade secret information to competitors. In addition, competitors may otherwise gain access to Morphogenesis’ trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, Morphogenesis may encounter significant problems in protecting and defending its intellectual property both in the United States and abroad. If Morphogenesis is unable to prevent unauthorized material disclosure of its intellectual property to third parties, or misappropriation of Morphogenesis’ intellectual property by third parties, Morphogenesis will not be able to establish or maintain a competitive advantage in its market, which could materially adversely affect its business, operating results, and financial condition.

Third-party claims of intellectual property infringement against Morphogenesis or its collaborators may prevent or delay its product discovery and development efforts.

Morphogenesis’ commercial success depends in part on it avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, due to changes in U.S. law referred to as patent reform, procedures including inter parties review and post-grant review have been implemented. As stated above, this reform adds uncertainty to the possibility of challenge to Morphogenesis’ patents in the future.

Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the fields in which Morphogenesis is developing its product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that Morphogenesis’ product candidates may give rise to claims of infringement of the patent rights of others.

Morphogenesis may not be able to protect its intellectual property rights throughout the world.

Filing, prosecuting, maintaining, and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and Morphogenesis’ intellectual property rights in some countries outside the United States can have a different scope and strength than do those in the United States. To date, in addition to the United States, Morphogenesis has filed patent applications in Australia, Brazil, Canada, China, Europe (via European Patent Office), Hong Kong, India, Israel, Japan, Russian Federation, South Korea, Mexico, and Singapore. In addition, the laws of some foreign countries, such as China, Brazil, Russia, and India, do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Morphogenesis may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using Morphogenesis’ inventions in and into the United States or other jurisdictions. Competitors may use Morphogenesis’ technologies in jurisdictions where Morphogenesis has not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where Morphogenesis has patent protection, but enforcement against importation of infringing products is challenging or legal remedies are insufficient. These products may compete with Morphogenesis’ products and its patents or other intellectual property rights may not be effective or adequate to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, such as China, Brazil, Russia, and India, do not favor the enforcement of patents, trade secrets and other intellectual property, particularly those relating to biopharmaceutical products, which could make it difficult in those jurisdictions for Morphogenesis to stop the infringement or misappropriation of its patents or other intellectual property rights, or the marketing of competing products in violation of Morphogenesis’ proprietary rights. Proceedings to enforce Morphogenesis’ patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business. Furthermore, such proceedings could put Morphogenesis’ patents at risk of being invalidated, held unenforceable, or interpreted narrowly, could put its patent applications at risk of not issuing, and could provoke third parties to assert claims of infringement or misappropriation against Morphogenesis. Morphogenesis may not prevail in any lawsuits that it initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Morphogenesis’ efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Morphogenesis develops or licenses.

Morphogenesis may be involved in lawsuits to protect or enforce its patents or the patents of its licensors, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe Morphogenesis’ patents or the patents of its licensors. To cease such infringement or unauthorized use, Morphogenesis may be required to file patent infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding or a declaratory judgment action against Morphogenesis, a court may decide that one or more of Morphogenesis’ patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that Morphogenesis’ patents do not cover the technology in question. An adverse result in any litigation or defense proceeding could put one or more of Morphogenesis’ patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put its patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from Morphogenesis’ business.

Interference or derivation proceedings provoked by third parties or brought by the USPTO may be necessary to determine the priority of inventions with respect to, or the correct inventorship of, Morphogenesis’ patents or patent applications or those of its licensors. An unfavorable outcome could result in a loss of Morphogenesis’ current patent rights and could require Morphogenesis to cease using the related technology or to attempt to license rights to it from the prevailing party. Morphogenesis’ business could be harmed if the prevailing party does not offer Morphogenesis a license on commercially reasonable terms. Litigation, interference, or derivation proceedings may result in a decision adverse to Morphogenesis’ interests and, even if it is successful, may result in substantial costs and distract its management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Morphogenesis’ confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Morphogenesis’ Common Stock.

Issued patents covering Morphogenesis’ product candidates could be found invalid or unenforceable if challenged in court or before the USPTO or comparable foreign authority.

If Morphogenesis or one of its licensing partners initiate legal proceedings against a third party to enforce a patent covering one of Morphogenesis’ product candidates, the defendant could counterclaim that the patent covering Morphogenesis’ product candidate is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, inter partes review, post-grant review, and equivalent proceedings in foreign jurisdictions, such as opposition or derivation proceedings. Such proceedings could result in revocation or amendment to Morphogenesis’ patents in such a way that they no longer cover and protect its product candidates. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity of Morphogenesis’ patents, for example, Morphogenesis cannot be certain that there is no invalidating prior art of which it, its patent counsel, and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, Morphogenesis would lose at least part, and perhaps all, of the patent protection on its product candidates. Such a loss of patent protection could have a material adverse impact on Morphogenesis’ business.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing Morphogenesis’ ability to protect its products.

As is the case with other biopharmaceutical companies, Morphogenesis’ success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves, both technological and legal complexity, and is therefore costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to Morphogenesis’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken Morphogenesis’ ability to obtain new patents or to enforce its existing patents and patents that Morphogenesis might obtain in the future. For example, in, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to naturally-occurring substances are not patentable. Although Morphogenesis does not believe that any of the patents owned or licensed by Morphogenesis will be found invalid based on this decision, Morphogenesis cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of its patents.

Morphogenesis may be subject to claims that its employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties.

Morphogenesis has received confidential and proprietary information from third parties. In addition, Morphogenesis employs individuals who were previously employed at other biotechnology or pharmaceutical companies. Morphogenesis may be subject to claims that it or its employees, consultants, or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or Morphogenesis’ employees’ former employers. Litigation may be necessary to defend against these claims. Even if Morphogenesis is successful in defending against these claims, litigation could result in substantial cost and be a distraction to Morphogenesis’ management and employees.

Morphogenesis may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of its product candidates.

Even if Morphogenesis is successful in achieving regulatory approval to commercialize a product candidate faster than its competitors, Morphogenesis may face competition from biosimilars. The Patient Protection and Affordable Care Act, which was signed into law in March 2010, included a subtitle called the Biologics Price Competition and Innovation Act of 2009 (the “BPCIA”). The BPCIA established a regulatory scheme authorizing the FDA to approve biosimilars and interchangeable biosimilars. While certain biosimilar products have been approved by the FDA for use in the United States, none of these have been cell therapy products and none have been interchangeable biosimilars. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars. Additional guidance is expected to be finalized by the FDA in the near term.

Under the BPCIA, a manufacturer may submit an application for licensure of a biologic product that is “biosimilar to” or “interchangeable with” a previously approved biological product or “reference product.” In order for the FDA to approve a biosimilar product, it must find that the product is “highly similar” to the reference product notwithstanding minor differences in clinically inactive components and that there are no clinically meaningful differences between the reference product and proposed biosimilar product in terms of safety, purity, and potency. For the FDA to approve a biosimilar product as interchangeable with a reference product, the agency must find that the biosimilar product can be expected to produce the same clinical results as the reference product, and, for products administered multiple times, that the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of approval of the reference product. The FDA may not approve a biosimilar product until 12 years from the date on which the reference product was approved. Even if a product is considered to be a reference product eligible for exclusivity, another company could market a competing version of that product if the FDA approves a full BLA for such product containing the sponsor’s own non-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

If competitors are able to obtain marketing approval for biosimilars referencing Morphogenesis’ products, Morphogenesis’ products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.

Morphogenesis may be subject to claims challenging the inventorship of its patents and other intellectual property.

Although Morphogenesis is not currently experiencing any claims challenging the inventorship of its patents or ownership of its intellectual property, it may in the future be subject to claims that former employees, collaborators, or other third parties have an interest in its patents or other intellectual property as an inventor or co-inventor. For example, Morphogenesis may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing its product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If Morphogenesis fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on Morphogenesis’ business. Even if Morphogenesis is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to the Commercialization of Morphogenesis’ Product Candidates

Morphogenesis’ product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale.

Morphogenesis’ product candidates have never been manufactured on a commercial scale, and there are risks associated with scaling up manufacturing to commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, lot consistency and timely availability of raw materials. There is no assurance that Morphogenesis’ manufacturers will be successful in establishing a larger-scale commercial manufacturing process for its product candidates that achieves its objectives for manufacturing capacity and cost of goods. Even if Morphogenesis could otherwise obtain regulatory approval for any product candidate, there is no assurance that its manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If Morphogenesis’ manufacturers are unable to produce sufficient quantities of the approved product for commercialization, its commercialization efforts would be impaired, which would have an adverse effect on its business, financial condition, results of operations and growth prospects.

Biologics carry unique risks and uncertainties, which could have a negative impact on future results of operations.

The successful discovery, development, manufacturing, and sale of biologics is a lengthy, expensive, and uncertain process. There are unique risks and uncertainties with biologics. For example, access to and supply of necessary biological materials, such as cell lines, may be limited and governmental regulations restrict access to and regulate the transport and use of such materials. In addition, the development, manufacturing and sale of biologics is subject to regulations that are often more complex and extensive than the regulations applicable to other pharmaceutical products. Manufacturing biologics, especially in large quantities, is often complex and may require the use of innovative technologies. Such manufacturing also requires facilities specifically designed and validated for this purpose and sophisticated quality assurance and quality control procedures. Biologics are also frequently costly to manufacture because production inputs are derived from living animal or plant material, and some biologics cannot be made synthetically. Failure to successfully discover, develop, manufacture, and sell Morphogenesis’ biological product candidates would adversely impact Morphogenesis’ business and future results of operations.

Even if Morphogenesis is able to commercialize any of its product candidates, such products may become subject to unfavorable pricing regulations, third-party reimbursement practices or health care reform initiatives, which would harm Morphogenesis’ business.

The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug and biological products vary widely from country to country. Current and future legislation may change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product marketing approval is granted and, in some markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, Morphogenesis may obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay its commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues Morphogenesis is able to generate from the sale of the product in that country. Adverse pricing limitations may hinder Morphogenesis’ ability to recoup its investment in one or more product candidates, even if its product candidates obtain marketing approval.

Morphogenesis’ ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and reimbursement for these product candidates and related treatments will be available from government authorities, private health insurers and other organizations. In the United States, reimbursement varies from payor to payor. Reimbursement agencies in Europe may be more conservative than federal health care programs or private health plans in the United States. For example, a number of cancer drugs are generally covered and paid for in the United States, but have not been approved for reimbursement in certain European countries. A primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of payments for particular products. For example, payors may limit coverage to specific drug or biological products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs or biologics for a particular indication. Payors may require use of alternative therapies or a demonstration that a product is medically necessary for a particular patient before use of a product will be covered. Additionally, payors may seek to control utilization by imposing prior authorization requirements.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for products. Morphogenesis cannot be sure that coverage will be available for any product candidate that it commercializes and, if coverage is available, what the level of reimbursement will be. Reimbursement may impact the demand for, or the price of, any product candidate for which Morphogenesis obtains marketing approval. Patients are unlikely to use Morphogenesis’ products, if they are approved for marketing, unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of such products. If reimbursement is not available or is available only to limited levels, Morphogenesis may not be able to successfully commercialize any product candidate for which Morphogenesis obtains marketing approval.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs and biologics, and coverage may be more limited than the purposes for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for reimbursement does not imply that any drug will be paid for in all cases or at a rate that covers Morphogenesis’ costs, including research, development, manufacture, sale and distribution. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover Morphogenesis’ costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by federal health care programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. In the European Union, reference pricing systems and other measures may lead to cost containment and reduced prices. Morphogenesis’ inability to promptly obtain coverage and profitable payment rates from both government-funded and private payors for any approved products that Morphogenesis develops could have a material adverse effect on its operating results, its ability to raise capital needed to commercialize products and its overall financial condition.

Further, there have been, and may continue to be, legislative and regulatory proposals at the U.S. federal and state levels and in foreign jurisdictions directed at broadening the availability and containing or lowering the cost of healthcare including plans announced by the Trump Administration to reform the U.S. pharmaceutical pricing system significantly through rulemaking and executive orders. In addition, existing legislation aimed at patient affordability in the United States such as the ACA may be repealed or replaced. The continuing efforts of the government, insurance companies, managed care organizations and other third-party payors to contain or reduce costs of healthcare may adversely affect Morphogenesis’ ability to set prices for its products that would allow it to achieve or sustain profitability. In addition, governments may impose price controls on any of Morphogenesis’ products that obtain marketing approval, which may adversely affect Morphogenesis’ future profitability.

In some foreign countries, particularly the member states of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can be a long and expensive process after the receipt of marketing approval for a product candidate. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. In some countries, Morphogenesis may be required to conduct additional clinical trials that compare the cost-effectiveness of its product candidates to other available therapies in order to obtain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on prices or reimbursement levels within the country of publication and other countries. If reimbursement of Morphogenesis’ products is unavailable or limited in scope or amount in a particular country, or if pricing is set at unsatisfactory levels, Morphogenesis may be unable to achieve or sustain profitability for sales of any of its product candidates that are approved for marketing in that country and its business could be adversely affected.

Morphogenesis has no experience selling, marketing or distributing products and currently have no internal marketing and sales force. If Morphogenesis is unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell its product candidates, it may not be able to effectively market and sell its product candidates, if approved, or generate product revenues.

Morphogenesis currently has no sales, marketing or distribution capabilities and have no experience as a company in the sale or marketing of pharmaceutical products. There can be no assurance that Morphogenesis will be able to market and sell its products in the United States or overseas. In order to commercialize any product candidates, Morphogenesis must build on a territory-by-territory basis marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and

Morphogenesis may not be successful in doing so. Therefore, with respect to the commercialization of all or certain of Morphogenesis’ product candidates, Morphogenesis may choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment its own sales force and distribution systems or in lieu of its own sales force and distribution systems. If so, Morphogenesis’ success will depend, in part, on its ability to enter into and maintain collaborative relationships for such capabilities, such collaborators’ strategic interest in the products under development and such collaborators’ ability to successfully market and sell any such products.

If Morphogenesis is unable to enter into such arrangements when needed on acceptable terms or at all, Morphogenesis may not be able to successfully commercialize any of its product candidates that receive regulatory approval, or any such commercialization may experience delays or limitations. Further, to the extent that Morphogenesis depends on third parties for marketing and distribution, any revenues Morphogenesis receives will depend upon the efforts of such third parties, and there can be no assurance that such efforts will be successful.

To the extent that Morphogenesis decides not to, or is unable to, enter into collaborative arrangements with respect to the sales and marketing of its products, Morphogenesis may in the future need to establish an internal sales and marketing team with technical expertise and supporting distribution capabilities to commercialize its product candidates, which could be expensive, time-consuming and requiring significant attention of its executive officers to manage. Further, Morphogenesis may not have sufficient resources to allocate to the sales and marketing of its products.

Any failure or delay in the development of sales, marketing and distribution capabilities, through collaboration with one or more third parties or through internal efforts, would adversely impact the commercialization of any of Morphogenesis’ products that Morphogenesis obtains approval to market. As a result, Morphogenesis’ future product revenue will suffer and Morphogenesis may incur significant additional losses.

General Risk Factors

Morphogenesis’ estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which Morphogenesis competes achieve the forecasted growth, its business may not grow at similar rates, or at all.

Morphogenesis’ market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Its estimates and forecasts relating to size and expected growth of its target market may prove to be inaccurate. Even if the markets in which Morphogenesis ultimately competes meet its size estimates and growth forecasts, its business may not grow at similar rates, or at all. Morphogenesis’ growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.

Morphogenesis’ revenue will depend, in part, upon the size of the markets in the territories for which Morphogenesis gains regulatory approval, the accepted price for its products, the ability to obtain coverage and reimbursement and whether Morphogenesis owns the commercial rights for that territory. If the number of its addressable patients is not as significant as Morphogenesis estimates, the indication approved by regulatory authorities is narrower than Morphogenesis expects or the treatment population is narrowed by competition, physician choice, or treatment guidelines, Morphogenesis may not generate significant revenue from sales of such products, even if approved.

Morphogenesis’ business could be adversely affected by economic downturns, inflation, increases in interest rates, natural disasters, public health crises, such as the COVID-19 pandemic, political crises, geopolitical events, such as conflict between Russia and Ukraine, or other macroeconomic conditions, which could have a material and adverse effect on its results of operations and financial condition.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including, among other things, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, supply chain shortages, increases in inflation rates, higher interest rates, and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown, and extreme volatility in the capital markets. The Federal Reserve has raised interest rates multiple times in response to concerns about inflation and it may raise them again.

Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect consumer spending. Similarly, the ongoing military conflict between Russia and Ukraine and rising tensions with China have created extreme volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain. Any such volatility and disruptions may adversely affect its business or the third parties on whom Morphogenesis relies. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more costly, more dilutive, or more difficult to obtain in a timely manner or on favorable terms, if at all. Increased inflation rates can adversely affect Morphogenesis by increasing its costs, including labor and employee benefit costs.

Morphogenesis may in the future experience disruptions as a result of such macroeconomic conditions, including delays or difficulties in initiating or expanding clinical trials and manufacturing sufficient quantities of materials. Any one or a combination of these events could have a material and adverse effect on its results of operations and financial condition.

Risks Related to the Combined Company

Unless the context otherwise requires, references to “we,” “us” or “our” in this subsection generally refer to the combined company.

If any of the events described in “Risks Related to CohBar” or “Risks Related to Morphogenesis” occur, those events could cause potential benefits of the Merger not to be realized.

Following completion of the Merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to CohBar” and “Risks Related to Morphogenesis.” To the extent any of the events in the risks described in those sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the combined company’s common stock to decline.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•        results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•        failure to meet or exceed financial and development projections the combined company may provide to the public;

•        failure to meet or exceed the financial and development projections of the investment community;

•        if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•        announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•        actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;

•        disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•        additions or departures of key personnel;

•        significant lawsuits, including patent or stockholder litigation;

•        if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•        changes in the market valuations of similar companies;

•        general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;

•        sales of securities by the combined company or its securityholders in the future;

•        if the combined company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;

•        trading volume of the combined company’s common stock;

•        announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•        adverse publicity relating to biological product candidates, including with respect to other products in such markets;

•        the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•        period-to-period fluctuations in the combined company’s financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition, and cash flows.

The combined company may incur losses for the foreseeable future and may never achieve profitability.

The combined company may never become profitable, even if the combined company is able to complete clinical development for one or more product candidates and eventually commercialize such product candidates. The combined company will need to successfully complete significant research, development, testing and regulatory compliance activities that, together with projected general and administrative expenses, is expected to result in substantial increased operating losses for at least the next several years. Even if the combined company does achieve profitability, it may not be able to sustain or increase profitability on a quarterly or annual basis.

Following the Merger, the combined company may be unable to integrate successfully the businesses of CohBar and Morphogenesis and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•        the inability to successfully combine the businesses of CohBar and Morphogenesis in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•        creation of uniform standards, controls, procedures, policies, and information systems; and

•        potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger

In addition, CohBar and Morphogenesis have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures, and policies, any of which could adversely affect the combined company’s ability to maintain its business relationships or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company fails to attract and retain management and other key personnel, it may be unable to continue to successfully develop or commercialize its product candidates or otherwise implement its business plan.

The combined company’s ability to compete in the highly competitive pharmaceuticals industry depends on its ability to attract and retain highly qualified managerial, scientific, medical, legal, sales and marketing, and other personnel. The combined company will be highly dependent on its management and scientific personnel. The loss of the services of any of these individuals could impede, delay, or prevent the successful development of the combined company’s product pipeline, completion of its planned clinical trials, commercialization of its product candidates or in-licensing or acquisition of new assets and could negatively impact its ability to implement successfully its business plan. If the combined company loses the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and its business could be harmed as a result. The combined company might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses.

The combined company will need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.

The combined company will require substantial additional funds to conduct the costly and time-consuming clinical efficacy trials necessary to pursue regulatory approval of each potential product candidate and to continue the development of IFx-Hu2.0 and IFx-Hu3.0, Morphogenesis’ other product candidates and future product candidates. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. Raising additional capital may be costly or difficult to obtain and could, for example, through the sale of common stock or securities convertible or exchangeable into common stock, significantly dilute stockholders’ ownership interests in the combined company or inhibit the combined company’s ability to achieve its business objectives. If the combined company raises additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely the rights of its common stockholders. In addition, any debt financing may subject the combined company to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if the combined company were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to the combined company or its stockholders.

If the assets subject to the CVR Agreement are not disposed of in a timely manner, the combined company may have to incur time and resources to wind down or dispose of such assets.

In connection with the Merger, CohBar intends to declare a dividend to each person who as of immediately prior to the Effective Time was a stockholder of record of CohBar or had the right to receive CohBar Common Stock of the right to receive one non-transferable CVR for each then outstanding share of CohBar Common Stock, each representing the non-transferable contractual right to receive certain contingent payments from CohBar upon the occurrence of certain events within agreed time periods. See the section titled “Agreements Related to the Merger — Contingent Value Rights Agreement” beginning on page 170 of this proxy statement/prospectus. Pursuant to the terms of the CVR Agreement, if the combined company is unable to sell the assets subject to the CVR Agreement within three years following the closing of the Merger, the combined company will be responsible for any wind-down costs associated with the termination of such assets within the parameters contained in the CVR Agreement. Further, pursuant to the terms of the CVR Agreement, the holders of CohBar Common Stock prior to the closing of the Merger, rather than the holders of the combined company’s common stock, are the primary recipients of any net proceeds of the disposition of the assets subject to the CVR Agreement. Absent such CVR Agreement, the combined company may have allocated such funds, time and resources to its core programs and the foregoing could be a distraction to the combined company’s management and employees. As a result, the combined company’s operations and financial condition may be adversely affected.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting, and other expenses as a public company that Morphogenesis did not incur as a private company, including costs associated with public company reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The combined company’s management team will consist of the executive officers of Morphogenesis prior to the Merger, some of whom have not previously managed and operated a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all these requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Upon completion of the Merger, failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.

Upon completion of the Merger, CohBar, under the new name “TuHURA Biosciences, Inc.” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, CohBar agreed to use its commercially reasonable efforts to cause the shares of CohBar Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time of the Merger. Based on information currently available to CohBar, CohBar anticipates that its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement at the closing of the Merger unless it effects a reverse stock split. The board of directors of CohBar intends to effect a reverse stock split of the shares of CohBar Common Stock at a ratio of between 1-for-1.5 to 1-for-10. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the combined company is unable to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.

Upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, the combined company will be subject to additional laws and regulations affecting public companies that will increase the combined company’s costs and the demands on management and could harm the combined company’s operating results and cash flows.

The combined company will be subject to the reporting requirements of the Exchange Act, which requires, among other things, that the combined company file with the SEC, annual, quarterly, and current reports with respect to the combined company’s business and financial condition as well as other disclosure and corporate governance requirements. CohBar and Morphogenesis expect the combined company will qualify as a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Exchange Act, in at least the near term, which will allow the combined company to take advantage of certain exemptions from disclosure requirements, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation in this proxy statement/prospectus and in the combined company’s periodic reports and proxy statements. Once the combined company is no longer a smaller reporting company or otherwise no longer qualifies for these exemptions, the combined company will be required to comply with these additional legal and regulatory requirements applicable to public companies and will incur significant legal, accounting and other expenses to do so. If the combined company is not able to comply with the requirements in a timely manner or at all, the combined company’s financial condition or the market price of the combined company’s common stock may be harmed. For example, if the combined company or its independent auditor identifies deficiencies in the combined company’s internal control over financial reporting that are deemed to be material weaknesses the combined company could face additional costs to remedy those deficiencies, the market price of the combined company’s stock could decline or the combined company could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

The unaudited pro forma condensed combined financial information for CohBar and Morphogenesis included in this proxy statement/prospectus are preliminary, and the combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma financial information for CohBar and Morphogenesis included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the period presented. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial information included in this proxy statement/prospectus. The Exchange Ratio reflected in this proxy statement/prospectus is preliminary. The final Exchange Ratio could differ materially from the preliminary Exchange Ratio used to prepare the pro forma adjustments. For more information see the section titled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 288 of this proxy statement/prospectus.

The combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company more difficult and may prevent attempts by its stockholders to replace or remove its management.

If the Merger is completed, the CohBar Bylaws and the CohBar Charter, as amended by the amendments thereto attached to this proxy statement/prospectus in the form of Annex I, assuming Proposal No. 2 is approved by CohBar’s stockholders at the CohBar special meeting, will become the combined company’s bylaws and certificate of incorporation. Provisions that will be included in the combined company’s certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions will include the following:

•        the authorized number of the combined company’s directors may be changed only by resolution of its board of directors and only its board of directors is authorized to fill vacant directorships, including newly created seats;

•        stockholders may not take action by written consent, but may only take action at an annual of special meeting of stockholders;

•        advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on at stockholder meetings;

•        stockholders are not entitled to the right to cumulate votes in the election of directors;

•        limitations on who may call a special meeting of stockholders; and

•        the board of directors is authorized to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the combined company’s board of directors.

Moreover, because the combined company will be incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which prohibits stockholders owning in excess of 15% of the outstanding combined company voting stock from merging or combining with the combined company. Although CohBar and Morphogenesis believe these provisions collectively will provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with the combined company’s board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove then current management by making it more difficult for stockholders to replace members of the board of directors, which is responsible for appointing the members of management.

The bylaws of the combined company will provide that, unless the combined company consents in writing to the selection of an alternative forum, certain designated courts will be the sole and exclusive forum for certain legal actions between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers, employees or agents.

The bylaws of the combined company will provide that, unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of its current or former directors, officers, or other employees to the combined company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, its charter or its bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, which for purposes of this risk factor refers to herein as the “Delaware Forum Provision.” The combined company reserves the right to assert that the Delaware Forum Provision applies to any derivative action or proceeding to procure a judgment in the combined company’s favor, that arise under the Exchange Act. It is, however, uncertain whether a court would enforce the Delaware Forum Provision with respect to a derivative action or proceeding brought by a stockholder to enforce the combined company’s rights under the Exchange Act. The combined company will not assert that the Delaware Forum Provision applies to any direct action brought by a stockholder to enforce rights under the Exchange Act or Securities Act. The bylaws of the combined company will further provide that, unless it consents in writing to an alternative forum, federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, which for purposes of this risk factor refers to herein as the “Federal Forum Provision.” It is, however, uncertain whether a court would enforce the Federal Forum Provision with respect to a proceeding brought by a stockholder to enforce its rights under the Securities Act. In addition, the bylaws of the combined company will provide that any person or entity purchasing or otherwise acquiring any interest in shares of its capital stock is deemed to have notice of and consented to the foregoing Delaware Forum Provision and Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived its compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders of the combined company in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. Additionally, the forum selection clauses in the bylaws of the combined company may limit its stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with the combined company or its directors, officers or employees, which may discourage such lawsuits against the combined company and its directors, officers and employees even though an action, if successful, might benefit its stockholders.

Choice of forum. Our restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The combined company reserves the right to assert that the provision applies to any derivative action or proceeding brought to procure a judgment in the combined company’s favor that arise under the Exchange Act. It is, however, uncertain whether a court would enforce the provision with respect to a derivative action or proceeding brought by a stockholder to enforce the combined company’s rights under the Exchange Act.

CohBar and Morphogenesis do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Morphogenesis capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.

If existing securityholders of CohBar and Morphogenesis sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of August 15, 2023, after giving effect to the estimated Exchange Ratio, the Stock Dividend, the Reverse Stock Split (at an assumed ratio of 1-for-3), and the issuance of shares of CohBar Common Stock to be issued in the Initial Financing and shares expected to be issued upon completion of the Merger, the combined company is expected to have outstanding a total of approximately 24,389,0202 shares of common stock immediately following the completion of the Merger. Of such outstanding shares of common stock, approximately 10,825,924 shares will be freely tradeable upon completion of the Merger and approximately 11,063,096 shares will become available for sale in the public market beginning 180 days after the closing of the Merger as a result of the expiration of lock-up agreements between CohBar and certain securityholders of Morphogenesis (and without giving effect to any restrictions on resale under securities laws). The 2,500,000 shares of common stock of the combined company purchased in the Initial Financing may be resold in the public market upon the registration for resale of such shares following the Merger in accordance with the registration rights agreement with the Investor. In addition, shares of common stock that are subject to outstanding options or warrants of Morphogenesis will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

After completion of the Merger, the combined company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to the combined company’s stockholders for approval.

Upon the completion of the Merger, and giving effect to the Stock Dividend and the issuance of the shares of CohBar Common Stock pursuant to the Initial Financing, it is anticipated that the combined company’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 39.6% of the combined company’s outstanding shares of common stock. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. For example, these stockholders, if they choose to act together, would control or significantly influence the election of directors and approval of any Merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect to not provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Initial Financing and Second Financing and may invest or spend the proceeds in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company and the proceeds from the Initial Financing and Second Financing. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.

The combined company may be subject to adverse legislative or regulatory tax changes that could negatively impact its financial condition.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the combined company or its stockholders. The combined company will assess the impact of various tax reform proposals and modifications to existing tax treaties in all jurisdictions where the combined company has operations to determine the potential effect on its business and any assumptions the combined company will make about its future taxable income. It cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on its business if they were to be enacted. For example, the United States recently enacted the Inflation Reduction Act of 2022, which implements, among other changes, a 1% excise tax on certain stock buybacks. In addition, beginning in 2022, the Tax Cuts and Jobs Act, P.L. 115-97 eliminates the currently available option to deduct research and development expenditures and requires taxpayers to amortize them generally over five years. The U.S. Congress is considering legislation that would restore the current deductibility of research and development expenditures, however, there is no assurance that the provision will be repealed or otherwise modified. Such changes, among others, may adversely affect its effective tax rate, results of operation and general business condition.

The combined company’s ability to use net operating loss carryforwards and other tax attributes may be limited, including as a result of the Merger.

Under current law, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to federal law. In addition, under Sections 382 and 383 of the Code, U.S. federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. The combined company’s ability to utilize its net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including in connection with the Merger or other transactions. Similar rules may apply under state tax laws. If the combined company earns taxable income, such limitations could result in increased future income tax liability to the combined company, and the combined company’s future cash flows could be adversely affected. CohBar had net operating loss carryforwards as of December 31, 2022 of approximately $74.8 million, which are subject to limitations.

Unfavorable global economic conditions could adversely affect the combined company’s business, financial condition, results of operations or cash flows.

The combined company’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to the combined company’s business, including, weakened demand for the combined company’s product candidates and the combined company’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain the combined company’s suppliers, possibly resulting in supply disruption, or cause the combined company’s customers to delay making payments for its services. Any of the foregoing could harm the combined company’s business and the combined company cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact its business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates statements that constitute forward-looking statements within the meaning of the federal securities laws in relation to CohBar, Morphogenesis, the Merger and the other proposed transactions contemplated thereby. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “seeks,” “target,” “endeavor,” “potential,” “continue” or the negative of these terms or other comparable terminology, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting CohBar, Morphogenesis or the proposed transaction will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond CohBar’s or Morphogenesis’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. In addition to other factors and matters contained in or incorporated by reference in this document, CohBar and Morphogenesis believe the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction;

•        the timing, receipt and terms and conditions of any required governmental or regulatory approvals of the Merger that could cause the parties to abandon the Merger;

•        CohBar’s and Morphogenesis’ ability to meet expectations regarding the timing and completion of the Merger;

•        the risk that the Initial Financing and Second Financing are not completed in a timely manner or at all;

•        uncertainties as to the timing of the consummation of the transaction and the ability of each of CohBar and Morphogenesis to consummate the transaction, including the Initial Financing and Second Financing;

•        risks related to CohBar’s continued listing on the Nasdaq Capital Stock Market until closing of the Merger;

•        expectations regarding the strategies, prospects, plans, expectations and objectives of management of CohBar or Morphogenesis for future operations of the combined company following the closing of the Merger;

•        the ability of the combined company to recognize the benefits that may be derived from the Merger, including the commercial or market opportunity of, the product candidates of CohBar, Morphogenesis and the combined company;

•        risks related to CohBar’s and Morphogenesis’ ability to correctly estimate their respective operating expenses and expenses associated with the transaction, uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources;

•        the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•        the fact that under the terms of the Merger Agreement, CohBar is restrained from soliciting other acquisition proposals during the pendency of the Merger, except in certain circumstances;

•        the effect of the announcement or pendency of the Merger on CohBar’s or Morphogenesis’ business relationships, operating results and business generally, including disruption of CohBar’s and

Morphogenesis’ management’s attention from ongoing business operations due to the Merger and potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction;

•        the risk that the Merger Agreement may be terminated in circumstances that require CohBar to pay a Termination Fee;

•        the outcome of any legal proceedings that may be instituted against CohBar, Morphogenesis or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby;

•        the ability of CohBar or Morphogenesis to protect their respective intellectual property rights;

•        competitive responses to the Merger;

•        legislative, regulatory, political and economic developments beyond the parties’ control;

•        the initiation, timing and success of clinical trials for CohBar’s and Morphogenesis’ product candidates;

•        CohBar’s and Morphogenesis’ reliance on third parties to conduct clinical trials for its product candidates and for its clinical product supplies;

•        the failure to achieve the market acceptance by any CohBar or Morphogenesis product candidates that receive marketing approval;

•        success in retaining, or changes required in, CohBar’s and Morphogenesis’ officers, key employees or directors;

•        CohBar’s public securities’ potential liquidity and trading;

•        regulatory actions with respect to CohBar’s and Morphogenesis’ product candidates or their respective competitors’ products and product candidates;

•        CohBar’s and Morphogenesis’ ability to manufacture its product candidates in conformity with the FDA’s requirements and to scale up manufacturing of its product candidates to commercial scale, if approved;

•        CohBar’s and Morphogenesis’ reliance on third-party contract development and manufacturer organizations to manufacture and supply CohBar’s and Morphogenesis’ product candidates;

•        CohBar’s and Morphogenesis’ ability to successfully commercialize its product candidates, if approved, and the rate and degree of market acceptance of its product candidates;

•        developments and projections relating to CohBar’s and Morphogenesis’ competitors or its industry; and

•        risks related to health, pandemics, epidemics and outbreaks, including COVID-19, which could significantly disrupt CohBar’s and Morphogenesis’ preclinical studies and clinical trials.

Should one or more of these risks or uncertainties materialize, or should any of CohBar’s or Morphogenesis’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may be additional risks that CohBar considers immaterial or which are unknown. You are urged to carefully review the disclosures CohBar and Morphogenesis make concerning these risks and other factors that may affect CohBar’s and Morphogenesis’ business and operating results under the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by CohBar and incorporated by reference herein. Please see the section titled “Where You Can Find More Information” beginning on page 320 of this proxy statement/prospectus. There can be no assurance that the Merger will be completed, or if it is completed, that it will be completed within the anticipated time period or that the expected benefits of the Merger will be realized.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of CohBar, Morphogenesis or the combined company could differ materially from the forward-looking statements. Any public statements or disclosures by CohBar and Morphogenesis following this proxy statement/prospectus that modify or impact any of the forward-looking statements contained in this proxy statement/prospectus will be deemed to modify or supersede such statements in this proxy statement/prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. CohBar and Morphogenesis do not intend, and undertake no obligation, to update any forward-looking information to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless required by law to do so.

THE SPECIAL MEETING IN LIEU OF ANNUAL MEETING OF COHBAR STOCKHOLDERS

Date, Time and Place

The CohBar Special Meeting will be held on October 4, 2023, commencing at 8:00 a.m. Eastern Time, unless postponed or adjourned to a later date. The CohBar Special Meeting will be held entirely online. CohBar is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the CohBar Board for use at the CohBar Special Meeting and any adjournments or postponements of the CohBar Special Meeting. This proxy statement/prospectus is first being mailed to CohBar stockholders on or about September 12, 2023.

Purposes of the CohBar Special Meeting

The purposes of the CohBar Special Meeting are:

1.      To approve (i) the issuance of shares of CohBar Common Stock, which will represent more than 20% of the shares of CohBar Common Stock outstanding immediately prior to the Merger, to stockholders of Morphogenesis, pursuant to the terms of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, and (ii) the change of control of CohBar resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.      To approve an amendment to the CohBar Charter at the option of the CohBar Board to effect the Authorized Share Increase;

3.      To adopt and approve an amendment to the CohBar Charter to effect the Reverse Stock Split, by a ratio of not less than 1-for-1.5 and not more than 1-for-10, such ratio and the implementation and timing of the Reverse Stock Split to be determined in the discretion of the CohBar Board;

4.      To approve, on an advisory (non-binding) basis, certain compensation payments that will or may be made by CohBar to its named executive officers in connection with the Merger;

5.      To elect a board of directors named in the accompanying proxy statement/prospectus, up to the number of directorships subject to election (being seven or two), to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;

6.      To ratify the appointment of Marcum LLP as CohBar’s independent registered public accounting firm for the year ending December 31, 2023;

7.      To approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, in the form attached as Annex H to the accompanying proxy statement/prospectus;

8.      To approve an adjournment of the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of Proposals 1, 2, 3, 4 and 7; and

9.      To transact such other business as may properly come before the stockholders at the CohBar Special Meeting or any adjournment or postponement thereof.

The approval of each of Proposal Nos. 1, 2 and 3 is a condition to completion of the Merger. The issuance of CohBar Common Stock in connection with the Merger and the change of control of CohBar resulting from the Merger, or Proposal No. 1, will not take place unless Proposal No. 1 is approved by CohBar stockholders and the Merger is consummated. The amendment to the CohBar Charter to effect the Authorized Share Increase, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite CohBar stockholders. The amendment to the CohBar Charter to effect a Reverse Stock Split of CohBar’s issued and outstanding common stock, or Proposal No. 3, will not take place unless Proposal No. 3 is approved by the requisite CohBar stockholders.

Recommendation of CohBar’s Board of Directors

•        The CohBar Board has determined and believes that the issuance of shares of CohBar Common Stock pursuant to the Merger Agreement is fair to, in the best interests of, and advisable to, CohBar and its stockholders and has approved such issuance. The CohBar Board recommends that CohBar stockholders vote “FOR” the Nasdaq Stock Issuance Proposal.

•        The CohBar Board has determined and believes that it is fair to, in the best interests of, and advisable to, CohBar and its stockholders to approve the amendment to the CohBar Charter to increase the number of its authorized shares, as described in this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the Authorized Share Increase Proposal.

•        The CohBar Board has determined and believes that it is fair to, in the best interests of, and advisable to, CohBar and its stockholders to approve the amendment to the CohBar Charter to effect the Reverse Stock Split, as described in this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the Reverse Stock Split Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to approve, on an advisory (non-binding) basis, certain compensation payments that will or may be made by CohBar to its named executive officers in connection with the Merger, as described in this proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the Golden Parachute’s Compensation Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to elect each of the director nominees named in the Director Election Proposal, to serve on the CohBar Board. The CohBar Board recommends that CohBar stockholders vote “FOR” each of the director nominees named in the Director Election Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to ratify the appointment of Marcum LLP as CohBar’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The CohBar Board recommends that CohBar stockholders vote “FOR” the Auditor Ratification Proposal.

•        The CohBar Board has determined and believes that it is advisable to, and in the best interests of, CohBar and its stockholders to approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, in the form attached as Annex H to the accompanying proxy statement/prospectus. The CohBar Board recommends that CohBar stockholders vote “FOR” the 2023 Equity Incentive Plan Proposal.

•        The CohBar Board has determined and believes that adjourning the CohBar Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Nasdaq Stock Issuance Proposal and/or the Authorized Share Increase Proposal is fair to, in the best interests of, and advisable to, CohBar and its stockholders and has approved and adopted the proposal. The CohBar Board recommends that CohBar stockholders vote “FOR” the Adjournment Proposal, if necessary.

Record Date and Voting Power

Only holders of record of CohBar Common Stock at the close of business on the record date of August 31, 2023, are entitled to notice of, and to vote at, the CohBar Special Meeting. At the close of business on the record date, there were approximately 25 registered holders of record of CohBar Common Stock and there were 2,906,926 shares of CohBar Common Stock issued and outstanding. Each share of CohBar Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the CohBar Board for use at the CohBar Special Meeting.

If, as of the record date referred to above, your shares were registered directly in your name with the transfer agent for CohBar Common Stock, American Stock Transfer & Trust Company, LLC, then you are a stockholder of record. Whether or not you plan to attend the CohBar Special Meeting online, CohBar urges you to fill out and return the proxy card or vote by proxy over the telephone or on the internet as instructed below to ensure your vote is counted.

The procedures for voting are as follows:

If you are a stockholder of record, you may vote at the CohBar Special Meeting. Alternatively, you may vote by proxy by using the accompanying proxy card, over the internet or by telephone. Whether or not you plan to attend the CohBar Special Meeting, CohBar encourages you to vote by proxy to ensure your vote is counted. Even if you have submitted a proxy before the CohBar Special Meeting, you may still attend the CohBar Special Meeting and vote. In such case, your previously submitted proxy will be disregarded.

•        To vote at the CohBar Special Meeting, attend the CohBar Special Meeting online and follow the instructions posted at www.virtualshareholdermeeting.com/CWBR2023.

•        To vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the CohBar Special Meeting, CohBar will vote your shares in accordance with the proxy card.

•        To vote by proxy over the internet, follow the instructions provided on the Notice of Internet Availability.

•        To vote by telephone, you may vote by proxy by calling the toll free number found on the Notice of Internet Availability.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization rather than from CohBar. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote at the CohBar Special Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.

CohBar provides internet proxy voting to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

If you hold shares beneficially in street name and do not provide your broker or other agent with voting instructions, your shares may constitute “broker non-votes.” A “broker non-vote” occurs when shares held by a broker that are represented at the meeting are not voted with respect to a particular proposal because the broker has not received voting instructions from its client(s) with respect to such shares on how to vote and does not have or did not exercise discretionary authority to vote on the matter. Broker non-votes, if any, will be treated as shares that are present at the CohBar Special Meeting for purposes of determining whether a quorum exists but will not have any effect for the purpose of voting on Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8. If a CohBar stockholder does not return voting instructions to their broker on how to vote their shares of CohBar Common Stock, such broker may be prevented from voting, or may otherwise choose not to vote, such shares held by such broker, resulting in broker non-votes with respect to such shares. To make sure that your vote is counted, you should instruct your broker to vote your shares of CohBar Common Stock, following the procedures provided by your broker.

All properly executed proxies that are not revoked will be voted at the CohBar Special Meeting and at any adjournments or postponements of the CohBar Special Meeting in accordance with the instructions contained in the proxy. If a holder of CohBar Common Stock properly executes and returns a proxy and no direction or instruction is made, the shares represented by that proxy will be voted “FOR” all of the proposals in accordance with the recommendations of the CohBar Board.

If you are a stockholder of record of CohBar and you have not executed a support agreement, you may change your vote at any time before your proxy is voted at the CohBar Special Meeting in any one of the following ways:

•        You may submit another properly completed proxy with a later date by mail or via the internet.

•        You can provide your proxy instructions via telephone at a later date.

•        You may send a written notice that you are revoking your proxy over the internet, following the instructions provided on the Notice of Internet Availability.

•        You may attend the CohBar Special Meeting online and vote by following the instructions at www.virtualshareholdermeeting.com/CWBR2023. Simply attending the CohBar Special Meeting will not, by itself, revoke your proxy.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

Required Vote

The presence at the CohBar Special Meeting of the holders of not less than one-third of the total voting power of the shares of CohBar Common Stock outstanding and entitled to vote at the CohBar Special Meeting is necessary to constitute a quorum at the meeting. Abstentions and broker non-votes will be counted towards the presence of a quorum. The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of Proposal Nos. 1, 2, 3, 4, 6, 7 and 8. With respect to Proposal No. 5, directors are elected by a plurality of the votes cast by the stockholders entitled to vote on the election at the CohBar Special Meeting, and the nominees for director receiving the highest number of affirmative votes, up to the number of directorships subject to election, will be elected. The issuance of CohBar Common Stock in connection with the Merger and the change of control of CohBar resulting from the Merger, or Proposal No. 1, will not take place unless Proposal Nos. 1, 2 and 3 are approved by CohBar stockholders and the Reverse Stock Split is effected and the Merger is consummated. The amendment to the CohBar Charter to effect the Authorized Share Increase, or Proposal No. 2, will not take place unless Proposal No. 2 is approved by the requisite CohBar stockholders. The amendment to the CohBar Charter to effect a Reverse Stock Split of CohBar’s issued and outstanding common stock, or Proposal No. 3, will not take place unless Proposal No. 3 is approved by the requisite CohBar stockholders. CohBar may still elect to proceed with the Reverse Stock Split if Proposal No. 3 is approved by CohBar stockholders even if Proposal Nos. 1 and 2 are not approved, or even if approved, the Merger is not consummated.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes, if any, will also be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the CohBar Special Meeting. Votes withheld, abstentions and broker non-votes will not be counted as “votes cast” and will therefore have no effect on Proposal Nos. 1, 2, 3, 4, 5, 6, 7 and 8.

As of May 22, 2023, certain officers and directors of CohBar who owned approximately 0.8% of the outstanding shares of CohBar Common Stock entered into support agreements with CohBar and Morphogenesis, pursuant to which each of them has agreed to vote all shares of CohBar Common Stock owned by him or her in favor of the issuance of shares of CohBar Common Stock that represent (or are convertible into or exercisable for) more than 20% of the voting shares of CohBar Common Stock outstanding immediately prior to the Merger to the stockholders of Morphogenesis in connection with the Merger and the change of control of CohBar resulting from the Merger, in each case pursuant to Nasdaq listing rules 5635(a) and 5635(b), and against any competing “Acquisition Proposal.”

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of CohBar may solicit proxies from CohBar stockholders by personal interview, telephone, email, fax or otherwise. CohBar and Morphogenesis will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of CohBar Common Stock for the forwarding of solicitation materials to the beneficial owners of CohBar Common Stock. CohBar will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. CohBar has retained Morrow to assist it in soliciting proxies using the means referred to above. CohBar will pay the fees of Morrow, which CohBar expects to be approximately $40,000, plus reimbursement of out-of-pocket expenses.

Other Matters

As of the date of this proxy statement/prospectus, the CohBar Board does not know of any business to be presented at the CohBar Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the CohBar Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGER

This section and the section titled “The Merger Agreement” beginning on page 148 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While CohBar and Morphogenesis believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 320 of this proxy statement/prospectus.

Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed merger and does not purport to catalogue every conversation among representatives of CohBar, Morphogenesis and other parties. In addition to formal meetings of the CohBar Board, CohBar management had informal discussions with the CohBar Board throughout the process and CohBar management held weekly calls with advisors, and ultimately with Morphogenesis and its advisors. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among CohBar’s and Morphogenesis’s management and members of CohBar’s and Morphogenesis’s board of directors, along with CohBar’s and Morphogenesis’s financial advisor and their respective legal counsel.

In an effort to enhance stockholder value, the CohBar Board and management regularly review and discuss CohBar’s near and long-term operating and strategic priorities. Among other things, these reviews and discussions focus on the opportunities and risks associated with CohBar’s development programs, financial condition and its strategic relationships and potential long-term strategic options.

On March 29, 2022, CohBar announced that it had observed injection site reactions (“ISRs”) in preclinical studies of its CB5138-3 product candidate that it was developing for the treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. At that time, CohBar announced a delay of approximately one year in its planned IND filing for this program, to the second half of 2023, to enable CohBar to develop alternative formulations of CB5138-3 to mitigate the ISRs.

On July 11, 2022, the CohBar Board held an in person meeting to discuss strategic options for CohBar in the event that the alternative formulations under development for CB5138-3 were not successful. The strategic options discussed at the July 2022 board meeting included mergers, taking-private transactions, partnering, fundraising and in-licensing of a later stage asset. Based on such discussions, in August and September 2022, CohBar management (including Dr. Joseph J. Sarret, the President and Chief Executive Officer of CohBar and Mr. Jeffrey F. Biunno, the Chief Financial Officer of CohBar) met with potential strategic advisors, including Ladenburg, to advise on potential strategic options.

On September 9, 2022, the CohBar Board held a virtual meeting at which CohBar management proposed certain criteria to determine whether or not to continue the development of CB5138-3 based on data expected during the fourth quarter of 2022 (the “CB5138-3 Criteria”).

On October 5, 2022, the CohBar Board held a virtual meeting to discuss strategic alternatives in the event that the CB5138-3 Criteria were not achieved. At that time, the CohBar Board authorized CohBar management to formally engage Ladenburg as an advisor to explore such strategic alternatives in more detail. Such potential strategic alternatives included a potential merger, business combination, investment into CohBar, asset sale or other strategic transaction. At this time, the CohBar Board had not set a timetable for the conclusion of this review of potential strategic alternatives, nor had it made any definitive decisions related to any further actions or potential strategic options.

Beginning in October 2022 and continuing until May 22, 2023, CohBar management, at the direction of the CohBar Board, engaged in discussions with various third parties with respect to a potential strategic transaction in the form of a reverse merger. During this process, CohBar management and the CohBar Board also considered alternatives to a strategic transaction in the form of the reverse merger but decided none of those alternatives would deliver greater value to its stockholders as such alternatives were determined to be unfeasible or would have resulted in substantial dilution to CohBar’s stockholders. For example, CohBar did not succeed in finding a partner for the development of CB4211, CB5138 or any of the other peptides and was unable to identify a suitable asset for CohBar to enter into an in-licensing arrangement. In addition, a group of investors offered to fund CohBar at $10.0 million, but the CohBar Board determined that such funding amount would be insufficient to fund the development of CohBar’s product candidates through value inflection points. The same group later offered to fund CohBar at $20.0 million on the condition that CohBar would market such funding as a fully-marketed offering and file a registration statement on Form S-1 with the SEC. The CohBar Board determined that such a transaction would have little chance of success given the general condition of the capital equity markets and CohBar’s business prospects.

On October 6, 2022, CohBar entered into an engagement letter with Ladenburg. Once engaged, Ladenburg began its outreach on a “no names” basis to potential target companies and other sources. At the direction of CohBar, Ladenburg prioritized its outreach to companies that were life sciences companies with later stage assets, had sufficient capitalization and milestones within the next 18 to 24 months and were public-company ready. A total of more than 290 companies were contacted as part of this initial outreach process. A subset of those companies expressed interests and CohBar signed a non-disclosure agreement (which contained customary standstill provisions) with 41 companies, including one with Company A on October 20, 2022 and one with Morphogenesis on October 13, 2022. Beginning on October 14, 2022, at the direction of the CohBar Board, Ladenburg sent a process letter to those 39 companies seeking preliminary, non-binding indications of interest for a potential strategic transaction. The process letter instructed that all such indications of interest should be submitted by November 2, 2022.

In total, 17 companies, including Company A and Morphogenesis, submitted non-binding indications of interest to CohBar. The non-binding indication of interest submitted by Morphogenesis on November 2, 2022 contemplated a simultaneous sign-and-close reverse merger with CohBar and included a valuation for CohBar of $35 million (assuming that CohBar’s net cash at closing would equal $10 million) and a valuation for Morphogenesis of $180 million, with an implied ownership interest in the combined company of approximately 15% for existing CohBar stockholders. In addition, the non-binding term sheet provided for a concurrent financing in CohBar resulting in gross proceeds to CohBar of not less than $15 million.

On November 8, 2022, the CohBar Board held a virtual meeting at which members of management and certain advisors, including Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) were present. CohBar management presented to the CohBar Board information regarding the Ladenburg outreach and bidding process. With the assistance of Ladenburg and CohBar management, the CohBar Board reviewed each of the top five candidates that submitted the non-binding indications of interest, including Company A, as determined by CohBar management based on the proposed valuations of each company, as well as assessments of each company’s (i) science and technology, (ii) public-company readiness, (iii) management, board and investor syndicate, (iv) ability to conduct a concurrent financing and (v) near term inflection points. Of the top five candidates that submitted non-binding indications of interest, four of the candidates proposed a traditional reverse merger structure (a transaction structure where parties would first sign definitive transaction documents relating to the reverse merger and consummate the reverse merger at a later date) and one of the candidates proposed a simultaneous sign-and-close reverse merger structure. Representatives of Gibson Dunn reviewed the structure and key features of the potential business combination transaction involving a simultaneous sign-and-close reverse merger structure. During this discussion, Albion J. Fitzgerald, a member of the CohBar Board, expressed concerns with the simultaneous sign-and-close structure because he believed it was unconventional and the structure foreclosed the possibility of raising funds and continuing development of CohBar’s legacy assets.

From November 10, 2022 to November 14, 2022, the five merger candidates discussed at the November 8 board meeting presented to Ladenburg, CohBar management and the CohBar Board.

On November 15, 2022, the CohBar Board held a virtual meeting at which CohBar management, representatives of Ladenburg and representatives of Gibson Dunn were present to discuss and consider the status of a potential strategic transaction. Representatives of Ladenburg and CohBar management reported to the CohBar Board regarding CohBar’s meetings and initial due diligence review of the top five candidates and thereafter presented a summary of key findings from these meetings, including risks and opportunities of each of the potential merger candidates. The CohBar Board directed CohBar management to prepare and distribute term sheets to the top three merger candidates as determined by the CohBar Board and to continue exploring a potential strategic transaction.

CohBar management did not identify Morphogenesis as one of the top candidates during both the November 8 and November 15 CohBar Board meetings because at that time CohBar management believed that other candidates were better aligned with the criteria identified at the November 8 meeting including (i) stage of development of the most advanced product or product candidate, (ii) management, board and investor syndicate, (iii) ability to conduct a concurrent financing and (iv) near term inflection points.

On November 17, 2022, at the direction of CohBar management, representatives of Ladenburg sent initial term sheets to the top three merger candidates, including Company A.

On November 30, 2022, CohBar formally engaged Gibson Dunn to serve as legal counsel in connection with a potential strategic transaction.

On December 1, 2022, the CohBar Board held a virtual meeting at which CohBar management and certain advisors, including Gibson Dunn were present to discuss, among other things, the status of a potential transaction, as well as CohBar’s pre-clinical candidate CB5138-3. At such meeting, representatives of CohBar management provided an update on the status of a potential transaction, including the results of CohBar’s meetings with the top three merger candidates, as well as the merits and drawbacks of a potential transaction with each of such merger candidates. In addition, representatives of CohBar management discussed key findings from pre-clinical activities related to the CB5138-3 formulation work, including that the CB5138-3 Criteria had not been met. Based on these results, CohBar management reassessed the feasibility of developing an analog of CB5138-3 that would be suitable for further development, including the feasibility, projected timelines and anticipated costs necessary to generate clinical data from such an analog, as well as the feasibility of raising sufficient capital to support such activities. In light of that review, as well as the challenges in the capital equity markets at that time, the CohBar Board and CohBar management further reviewed CohBar’s development activities and pipeline programs in an effort to reduce its capital expenditures and extend its projected cash runway. Following discussion among the CohBar Board and CohBar management, the CohBar Board recommended that CohBar management publicly announce a suspension of IND-enabling work with respect to the CB5138-3 program. On December 7, 2022, CohBar filed a Current Report on Form 8-K announcing such decision and its intention to explore development and/or partnership opportunities within CohBar’s peptide library and technology platform, while simultaneously exploring other strategic alternatives.

Between November 30, 2022 to December 7, 2022, CohBar received the initial comments to the term sheet from the top three merger candidates.

On December 6, 2022, the CohBar Board held a virtual meeting at which representatives of CohBar management, representatives of Ladenburg and representatives of Gibson Dunn were present to discuss, among other things, the status of a potential transaction. CohBar management reviewed the three proposals for a potential reverse merger transaction with the top three merger candidates (including Company A), including the key considerations with respect to each of such candidates and anticipated next steps for each. In addition, representatives of CohBar management reviewed revisions to the term sheet from two of the top three merger candidates that had been received at that time and discussed the ability of each candidate to conduct a concurrent financing necessary to consummate a potential reverse merger transaction.

From December 6, 2022 to December 13, 2022, CohBar management and Ladenburg met virtually with the management team of each of the top three merger candidates, including Company A, to discuss outstanding issues related to the draft term sheet and the general timeline to consummate a reverse merger. Following those meetings, CohBar management decided to proceed with negotiating the term sheet with Company A because one of the other merger candidates expressed its inability to secure the necessary commitments for a concurrent financing and the other merger candidate was not ready to move forward on a timeline to consummate a reverse merger that would be suitable for CohBar. As a result, on December 14, 2022, at the direction of CohBar, Ladenburg sent Company A a revised draft of the term sheet.

On December 19, 2022, the CohBar Board held a virtual meeting at which CohBar management and representatives of Gibson Dunn were present to discuss, among other things, the status of a potential transaction. Representatives of CohBar management presented the recommendation of management to enter into a non-binding term sheet for a reverse merger transaction with Company A and reviewed the key terms of such term sheet and Company A’s proposal including valuation, capital needs, planned concurrent financing, closing certainty and exclusivity. Company A provided CohBar access to a virtual data room on November 11, 2022, and representatives of CohBar management also discussed at the board meeting its preliminary due diligence findings on Company A. Following such discussion, the CohBar Board approved the entry into a non-binding term sheet with Company A.

From December 20, 2022 to December 23, 2022, CohBar management and the management team of Company A negotiated and finalized the terms of the non-binding term sheet. As authorized by the CohBar Board, on December 23, 2022, CohBar and Company A entered into a non-binding term sheet providing for a traditional reverse merger transaction. The non-binding term sheet valued CohBar at $17.8 million and Company A at

$165 million, plus the proceeds of a concurrent financing to Company A of at least $40 million. In addition, the non-binding term sheet provided for adjustment of CohBar’s valuation up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing was in excess of $8.3 million or below $7.2 million.

On December 28, 2022, representatives of CohBar, Ladenburg, Gibson Dunn, Company A and Company A’s outside counsel met virtually to discuss execution of a potential transaction, including the responsibility and timeline for preparation of draft documentation.

On January 4, 2023, Gibson Dunn provided an initial draft of a merger agreement to Company A’s outside counsel. The initial draft included the following terms, (i) a traditional reverse merger structure, (ii) a mechanism for contingent payments to CohBar’s stockholders via a contingent value rights agreement, (iii) a collar for net cash of CohBar at closing, (iv) typical reciprocal representations and warranties and interim operating covenants with respect to CohBar and Company A, and (v) termination fees for CohBar and Company A upon termination for certain specific conditions, as well as reciprocal expense reimbursement for termination for specific conditions.

On January 5, 2023 and January 7, 2023, Dr. Sarret met telephonically with the chief executive officer of Company A to discuss the status of Company A’s planned concurrent financing. On January 9, 2023, CohBar and Company A terminated discussions regarding a potential transaction and released each other from the exclusivity provisions of the term sheet due to Company A’s inability to secure the necessary commitments for its planned concurrent financing.

CohBar, with the assistance of Ladenburg, resumed its exploration of a potential transaction with other counterparties after such mutual release, including discussing a potential transaction with three merger candidates. The three merger candidates were Morphogenesis and Company B (each of which were one of the 17 companies that submitted non-binding indications of interests to CohBar in November 2022) and Company C (one other company that was new to the process and identified by Ladenburg). On February 3, 2023, CohBar management and Ladenburg met with Morphogenesis management and H.C. Wainwright, the financial advisor to Morphogenesis. CohBar management and Ladenburg met with management team of Company B and Company C on January 25, 2022 and January 31, 2023, respectively.

On February 7, 2023, the CohBar Board held a virtual meeting at which CohBar management, representatives of Ladenburg and representatives of Gibson Dunn were present to discuss, among other things, the status of a potential transaction, including an update with respect to Morphogenesis’ status and certain improvements with respect to the criteria identified at the November 8 meeting. CohBar management provided an update and presented the recommendation to the CohBar Board to authorize CohBar management to engage in further negotiations with Morphogenesis, Company B, and Company C regarding a potential transaction. During the meetings with Morphogenesis, CohBar management conducted a wide range of diligence including scientific diligence on the Morphogenesis clinical pipeline, diligence on the management and board of directors, as well as diligence on the Morphogenesis cash requirements over the next 12-24 months.

Following the meeting with the CohBar Board, at the direction of CohBar management, on February 8, 2023, representatives of Ladenburg provided draft non-binding term sheets relating to a potential reverse merger to the three merger candidates. The draft non-binding term sheet sent to Morphogenesis contemplated a traditional reverse merger with CohBar and included a valuation for CohBar of $31.4 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $6.9 million or below $5.9 million) and a valuation for Morphogenesis of $180 million, with an implied ownership interest in the combined company of approximately 14.9% for existing CohBar stockholders. In addition, the non-binding term sheet provided for a concurrent financing in CohBar resulting in gross proceeds to CohBar of not less than $15 million.

During the negotiation of the non-binding term sheet, Morphogenesis expressed an openness to a simultaneous sign-and-close reverse merger structure and asked CohBar management to provide a revised non-binding term sheet with such structure. On February 10, 2023, at the direction of CohBar management, representatives of Ladenburg provided such revised non-binding term sheet to Morphogenesis with a simultaneous sign-and-close structure. The draft non-binding term sheet included a valuation for CohBar of $36.2 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $11.3 million or below $11.1 million) and a valuation for Morphogenesis of $180 million, with an implied ownership interest in the combined company of approximately 16.7% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the non-binding term sheet.

On February 13, 2023, Morphogenesis provided CohBar with certain requested diligence items and, on February 14, 2023, CohBar management, Morphogenesis management and representatives of Ladenburg and H.C. Wainwright met virtually to discuss certain diligence items. Also on February 14, 2023, CohBar management and Morphogenesis management and their respective legal counsel held a separate virtual meeting where such legal counsel discussed the differences between a traditional reverse merger structure and a simultaneous sign-and-close reverse merger structure and the features associated with each of the structures. The material differences include that a simultaneous sign-and-close reverse merger structure involves the issuance of a non-controlling stake of common stock (not to exceed 16.7% of the shares outstanding at closing), with the remainder of the merger consideration being issued in the form of non-voting stock. As a result, a stockholder vote is not required to consummate the merger and the merger and concurrent financing are able to close on an accelerated basis. In contrast, a traditional reverse merger involves issuing a controlling interest in voting common stock at closing, which necessitates a stockholder vote prior to closing. During the February 14 meeting, both CohBar management and Morphogenesis management agreed to continue to discuss whether to structure the reverse merger as simultaneous sign-and-close merger structure in order to accelerate the closing of the merger and the anticipated concurrent financing, thereby increasing CohBar’s value due to the higher anticipated cash balance at closing.

Also on February 14, 2023, CohBar management, Company B management and representatives of Ladenburg and Gibson met to discuss potential deal structures.

On February 15, 2023, Dr. Sarret met telephonically with Dr. James Bianco, the chief executive officer of Morphogenesis, to discuss the proposed terms and structure of the transaction, as well as the anticipated staffing needs of the combined company.

On February 17, 2023, Morphogenesis provided a revised non-binding term sheet to Ladenburg. The revised draft non-binding term sheet retained the simultaneous sign-and-close structure unchanged and included a valuation for CohBar of $35 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $11.3 million or below $11.1 million), with an implied ownership interest in the combined company of approximately 16.28% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the non-binding term sheet.

Also on February 17, 2023, the CohBar Board held a virtual meeting at which CohBar management and representatives of Gibson Dunn were present to discuss, among other things, the status of a potential transaction. CohBar management informed the CohBar Board that the proposed structure of a potential transaction with Morphogenesis was being revised from a traditional reverse merger structure to a simultaneous sign-and-close structure. Mr. Fitzgerald again raised concerns about the simultaneous sign-and-close reverse merger structure because he believed it was unconventional and the structure foreclosed the possibility of raising funds and continuing development of CohBar’s legacy assets. During this meeting, CohBar management also discussed certain logistical challenges related to a potential transaction with Company B because Company B was a foreign entity that was publicly listed on a foreign stock exchange.

On February 21, 2023, Morphogenesis management met telephonically with the Investor’s principal, Vijay Patel, and the Investor’s representatives to discuss a potential reverse merger (but without CohBar being named at that point) and to discuss a potential additional investment in Morphogenesis or the combined company in connection with the proposed reverse merger. Mr. Patel, through another entity named K&V Investment One, LLC, had in June and August 2022 previously made an investment in an aggregate of 25,863,637 shares of Series A Preferred Stock and common stock purchase warrants of Morphogenesis for an aggregate of $15.0 million. During the February 21, 2023 meeting, Morphogenesis management discussed with Investor that the completion of a reverse merger would require an additional investment of $15.0 million concurrently or in advance of the merger transaction. Following the meeting, Morphogenesis gave Investor and its representatives access to relevant clinical, regulatory, and manufacturing data related to Morphogenesis’ drug candidates.

On February 22, 2023, CohBar management met with Dr. Bianco to discuss the clinical data and development plans and timelines for Morphogenesis’ IFx-Hu2.0 product candidate.

On February 22, 2023, at the direction of CohBar management, representatives of Ladenburg provided a revised non-binding term sheet to Morphogenesis. The draft non-binding term sheet continued to contemplate the simultaneous sign-and-close structure and included a valuation for CohBar of $35 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $11.3 million or below $11.1 million)

and a valuation for Morphogenesis of $180 million, with an implied ownership interest in the combined company of approximately 16.28% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the non-binding term sheet.

On February 23, 2023, representatives of Morphogenesis provided a revised non-binding term sheet to Ladenburg. The draft non-binding term sheet continued to contemplate the simultaneous sign-and-close structure and included a valuation for CohBar of $30 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $11.3 million or below $11.1 million) and a valuation for Morphogenesis of $150 million, with an implied ownership interest in the combined company of approximately 16.7% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the non-binding term sheet.

On February 24, 2023, the CohBar Board held a virtual meeting at which CohBar management, representatives of Ladenburg and representatives of Gibson Dunn were present to discuss, among other things, the status of a potential transaction. Representatives of Ladenburg provided a preliminary valuation analysis of Morphogenesis for discussion and reviewed reverse merger stock performance trends and the valuation methodology utilized by Ladenburg in valuing Morphogenesis and CohBar. Representatives of Ladenburg also reviewed public company comparable valuations and discussed market comparisons and the estimates and assumptions underlying the Ladenburg analysis. Thereafter, representatives of CohBar management reviewed the most recent valuation proposals for Morphogenesis, Company B and Company C.

During this board meeting, CohBar management also discussed the revised draft term sheet submitted by Company B on February 22, 2023, which valued CohBar at $15 million and Company B at $53.5 million, without contemplating a concurrent financing. The CohBar Board had concerns that the Company B proposal included additional complexity and transactional costs, and had a higher risk of successfully closing since Company B was a foreign entity that was publicly listed on a foreign stock exchange. CohBar management continued to discuss a potential transaction with Company C, which included a valuation for CohBar of $26.2 million and a valuation for Company C of $100 million (which included a $5 million bridge financing). The CohBar Board believed that the combined company would have a limited cash runway and had concerns about the public company readiness of Company C. After reviewing the relative merits of the three proposals of Morphogenesis, Company B and Company C, the CohBar Board authorized CohBar management to execute a non-binding term sheet with Morphogenesis.

Also on February 24, 2023, Dr. Sarret met virtually with Dr. Bianco to discuss the valuations of CohBar and Morphogenesis and the anticipated staffing needs of the combined company. On February 28, 2023, Morphogenesis proposed a valuation for CohBar of $25 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $11.3 million or below $11.1 million) and a valuation for Morphogenesis of $125 million, with an implied ownership interest in the combined company of approximately 16.7% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the non-binding term sheet. This proposal included a stock dividend for pre-merger CohBar stockholders.

On March 2, 2023, CohBar and Morphogenesis executed a final version of the non-binding term sheet, which provided for a simultaneous sign-and-close reverse merger between CohBar and Morphogenesis and valued CohBar at $25 million (adjusted up or down on a dollar-for-dollar basis in the event CohBar’s net cash at closing is in excess of $11.3 million or below $11.1 million) and Morphogenesis at $125 million, with an implied ownership interest in the combined company of approximately 16.7% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the non-binding term sheet. The final non-binding term sheet also provided for a concurrent financing in CohBar resulting in gross proceeds to CohBar of not less than $15 million.

On March 7, 2023, Morphogenesis management met in person with Mr. Patel and a Morphogenesis director to further discuss a $15.0 million concurrent financing for a reverse merger transaction in the form of a “PIPE investment”, and Mr. Patel agreed in principle that the Investor was willing to move forward with such an investment pending the completion of due diligence and pending learning more about the potential transaction. During this meeting, CohBar had not yet been identified as the reverse merger candidate. On the following date (March 8, 2023), Morphogenesis management met with Investor’s investment and diligence team at their office in New Port Richey, Florida to discuss how a PIPE transaction works and the general timeline to a closing on a reverse merger and the concurrent investment.

On March 8, 2023, Morphogenesis provided CohBar access to a virtual data room.

On March 8, 2023, Dr. Sarret and Dr. Bianco met telephonically and discussed certain issues related to the fact that Morphogenesis was incorporated in Florida.

On March 12, 2023, Gibson Dunn provided an initial draft of the merger agreement to Foley & Lardner LLP (“Foley”), Morphogenesis’ outside legal counsel. The initial draft included the following terms, (i) a simultaneous sign-and-close reverse merger structure, (ii) a collar for net cash of CohBar at closing with a net cash target of $11.2 million, (iii) a dividend of CohBar Common Stock to the CohBar stockholders as of immediately prior to closing of the merger and (iv) typical reciprocal representations and warranties and covenants with respect to CohBar, the Merger Sub and Morphogenesis.

On March 15, 2023, CohBar management, representatives of Ladenburg, representatives of Gibson Dunn, Morphogenesis management, representatives of H.C. Wainwright and representatives of Foley met virtually to discuss a potential transaction between Morphogenesis and CohBar. Gibson Dunn and Foley discussed a reincorporation of Morphogenesis, then a Florida corporation, in Delaware to facilitate a potential transaction, given the prominence, predictability and flexibility of Delaware corporate law and Delaware’s well-established principles of corporate governance.

On March 22, 2023, Foley provided to Gibson Dunn an initial draft of the stock purchase agreement for the concurrent financing contemplated by the final non-binding term sheet. The initial draft included the following terms, (i) a concurrent investment of $15 million in CohBar concurrently with the closing of the merger, (ii) the option for the Investor to make an additional investment of up to $5 million in CohBar, with such option exercisable within 90 days after the closing of the initial investment and (iii) typical representations and warranties and covenants on the part of CohBar and the Investor.

On March 23, 2023, Morphogenesis management met with Investor and a Morphogenesis director to discuss the concurrent financing and the principal terms thereof, and Investor at that time orally comitted to an investment of $15 million at $4.00 per share of the combined company together with a right to purchase an additional $7.5 million in shares at the same price during the 6-months following closing. Following that meeting in March, under an executed confidentiality agreement, the identity of CohBar was disclosed to Investor, at which time Morphogenesis management and Investor and Investor’s management engaged in various communications regarding CohBar, the capital structure of CohBar and Morphogenesis (both before and after the reverse merger), and the respective valuations of CohBar and Morphogenesis in the transaction.

On March 30, 2023, Foley provided a revised draft of the merger agreement to Gibson Dunn. This revised draft included the following terms, (i) agreement with respect to the simultaneous sign-and-close reverse merger structure, (ii) revised definitions for the calculation of CohBar’s net cash and the responsibility for certain transaction expenses and (iii) typical reciprocal representations and warranties and covenants with respect to CohBar, the Merger Sub and Morphogenesis.

On March 28, 2023, Dr. Sarret spoke with Dr. Bianco via phone and discussed whether CohBar’s severance payment obligations should be included in the net cash calculation under the merger agreement. Dr. Sarret and Dr. Bianco agreed to include such obligations in the net cash calculation. And as such, the net cash target for CohBar would be reduced from $11.2 million to $10 million and the valuation of CohBar would remain the same in the draft merger agreement.

On April 7, 2023, Gibson Dunn provided revised drafts of the merger agreement and stock purchase agreement to Foley. The revised draft of the merger agreement included the following terms, (i) a net cash target for CohBar of $10 million (reduced from $11.2 million) and (ii) allocation of expenses incurred in connection with the engagement of an exchange agent and all filing and other fees paid to the SEC in connection with the merger to be shared equally by Morphogenesis and CohBar.

Between April 7, 2023 through May 4, 2023, representatives of Gibson Dunn and Foley negotiated the remaining terms of the merger agreement, including finalizing the calculation of the exchange ratio and the calculation of Morphogenesis’ outstanding share count for purposes thereof, the treatment of the outstanding Morphogenesis warrants, including any related adjustments to the exchange ratio following the closing and prior to the issuance of CohBar capital stock to the Morphogenesis stockholders to account for exercise or expiration thereof, the allocation of expenses incurred in connection with the engagement of an exchange agent and all filing and other fees paid to the SEC in connection with the merger, the terms of the forms of support agreement and lock-up agreement, the stock purchase agreement for the concurrent financing, the registration rights agreement providing for registration of the CohBar Common Stock issued or issuable in the transaction, and the contingent value rights agreement providing for contingent payments to CohBar’s stockholders in the event of a sale of CohBar’s legacy assets following the closing and the other transaction documents. During that same period, Morphogenesis management and Investor continued to discuss the concurrent financing and the terms thereof, including the purchase price per share of CohBar Common Stock. During the course of communications during the weeks of April 9 and 16, 2023, Investor expressed that it was not willing to purchase CohBar shares at $4.00 per share and would only pay $2.00 per share because CohBar Common Stock was trading at below $2.00 at that time.

On April 13, 2023, Gibson Dunn sent an initial draft of the contingent value rights agreement to Foley, which draft provided that pre-merger common stockholders would receive, within three years of the closing of the Merger, (i) 100% of cash payment actually paid to the combined company pursuant to any legacy asset disposition agreement(s) entered into 6 months following the closing of the Merger and (ii) 80% of cash payment actually paid to the combined company pursuant to any other legacy asset disposition agreement(s). On April 20, 2023, Foley sent a revised draft to Gibson Dunn. This revised draft included, among others, the following changes, (i) set the record date for the CVR holders to be the 10th calendar days after the date of the merger agreement (or the immediately subsequent business day if such 10th day is not a business day), (ii) revised that any pre-merger common stockholders would receive, within three years of the closing of the Merger, 80% of cash payment actually paid to the combined company pursuant to any legacy asset disposition agreement(s), (iii) identified CohBar’s CB4211 candidate and CB5138 Analog therapeutics as the “Legacy Assets” and (iv) added fees that might be incurred in connection with a certain advisory agreement to the “Permitted Deductions” definition. On May 7, 2023, Gibson Dunn sent a further revised draft to Foley to reflect the change of a simultaneous sign-and-close transaction to a traditional reverse merger one. In addition, Gibson Dunn added back that 100% of cash payment actually paid to the combined company pursuant to any legacy asset disposition agreement(s) entered into 6 months following the closing of the Merger, which Foley subsequently accepted. Between May 7, 2023 through May 18, 2023, representatives of Gibson Dunn and Foley exchanged a few drafts with immaterial changes and finalized the terms of the CVR Agreement, a form of which is included as Annex F to this proxy statement/prospectus.

On April 12, 2023, the CohBar Board held a virtual meeting at which CohBar management, representatives of Gibson Dunn and representatives of Ladenburg were present. During the meeting, representatives of CohBar management led a discussion regarding potential amendments to Mr. Biunno’s employment agreement to provide for 12 months (rather than six months) of severance payments given Mr. Biunno’s length of service at CohBar, the substitution of severance payments that would be due to Dr. Sarret and Mr. Biunno upon a change of control and subsequent termination for a retention bonus (subject to repayment to CohBar under certain circumstances) and the provision of COBRA to Dr. Sarret and Mr. Biunno for a period of 12 months and six months, respectively, if either of them resigns from CohBar within a certain time period given the important role each of them plays in securing a potential strategic transaction for CohBar. Following such discussion, the representatives of CohBar management in attendance exited the meeting and the CohBar Board determined to formally approve such matters at a future meeting or through a unanimous written consent.

On April 21, 2023, the CohBar Board held a virtual meeting at which CohBar management, representatives of Gibson Dunn and representatives of Ladenburg were present to discuss, among other things, the status of a potential transaction. Representatives of CohBar management reviewed the current terms of the transaction, including the status of Morphogenesis’s reincorporation in Delaware and the pricing and terms of the concurrent financing. In addition, the CohBar Board reviewed the various potential alternative courses of action available to maximize stockholder value, including seeking to raise capital to fund legacy programs, reverse merger transactions and a potential liquidation of CohBar. Representatives of Gibson Dunn reviewed with the CohBar Board their fiduciary duties in the context of each of these alternatives. Following discussion, the CohBar Board determined that while further discussion regarding alternative strategic options was warranted, CohBar management should continue to pursue a potential transaction with Morphogenesis.

On April 26, 2023, the CohBar Board held a virtual meeting at which CohBar management and representatives of Gibson Dunn were present to discuss various potential courses of action available to maximize stockholder value, including seeking to raise capital to fund legacy programs, reverse merger transactions and a potential liquidation of CohBar. Following discussion, the CohBar Board determined that CohBar management should continue to pursue a potential transaction with Morphogenesis.

Also on April 26, 2023, Dr. Bianco informed CohBar management that Morphogenesis had received stockholder approval of the reincorporation of Morphogenesis from Florida to Delaware, which the Morphogenesis board of directors had already unanimously approved on March 27, 2023. On April 27, 2023, representatives of Foley informed representatives of Gibson Dunn that the reincorporation of Morphogenesis became effective.

On May 3, 2023, Dr. Sarret and Mr. Fitzgerald met telephonically. During this meeting, Mr. Fitzgerald told Dr. Sarret that he would not vote in favor of a potential transaction with Morphogenesis and would not resign from the CohBar Board at closing of such a potential transaction. During this conversation, Mr. Fitzgerald expressed to Dr. Sarret his concerns regarding the contemplated transaction, including that the original transaction structure contemplated a simultaneous sign-and-close reverse merger structure because he believed it was unconventional and the structure foreclosed the possibility of raising funds and continuing development of CohBar’s legacy assets, notwithstanding that the CohBar and Morphogenesis teams both initially sought to complete a simultaneous sign-and-close transaction due to a range of factors including expedited closing, decreased transaction expenses and increased net cash to be delivered at closing. Prior to May 3, 2023, Mr. Fitzgerald had expressed objections to the proposed transaction structure of a simultaneous sign-and-close reverse merger transaction with Morphogenesis in meetings of the CohBar Board, but management was not yet aware of his conclusion that he would not support a transaction with such structure. Following this meeting, Dr. Sarret updated the CohBar Board regarding Dr. Sarret’s meeting with Mr. Fitzgerald.

On May 4, 2023, Dr. Sarret spoke via telephone with Dr. Bianco regarding Dr. Sarret’s meeting with Mr. Fitzgerald. Dr. Bianco communicated that Morphogenesis would be unwilling to proceed with the potential transaction as structured and Dr. Sarret and Dr. Bianco discussed revising the structure of the potential transaction from a simultaneous sign-and-close reverse merger transaction to a traditional reverse merger transaction, with the intent being to address Mr. Fitzgerald’s concerns about the deal structure by submitting a proposal to CohBar stockholders to approve a potential transaction with Morphogenesis by stockholder vote. Under the traditional reverse merger structure, it was anticipated that CohBar would deliver approximately $5 million less in net cash due to the later timing of the closing and higher transaction costs, Dr. Sarret and Dr. Bianco agreed to discuss the impact, if any, on the relative valuations of CohBar or Morphogenesis after further consideration.

Also on May 4, 2023, Dr. Sarret updated the CohBar Board regarding Dr. Sarret’s meeting with Dr. Bianco regarding a potential restructuring of the transaction from a simultaneous sign-and-close structure to a traditional reverse merger structure.

On May 5, 2023, representatives of CohBar, Morphogenesis, Ladenburg, H.C. Wainwright, Gibson Dunn and Foley met virtually to discuss a revised traditional reverse merger transaction. During this meeting, CohBar and Morphogenesis agreed to explore the revised transaction structure and agreed that Gibson Dunn and Foley would revise the documentation to reflect the new traditional reverse merger structure.

On May 8, 2023, the CohBar Board held a virtual meeting at which CohBar management and representatives of Gibson Dunn were present to discuss, among other things, the status of a potential transaction. Representatives of CohBar management provided an update to the CohBar Board regarding the transition to a traditional reverse merger transaction. The CohBar Board authorized management to continue exploring a transaction with Morphogenesis with the revised transaction structure. The modified transaction structure satisfied Mr. Fitzgerald’s concern regarding allowing CohBar stockholders the ability to approve the transaction before its consummation, but Mr. Fitzgerald continued to express concerns about exploring a strategic transaction because he believed that CohBar should continue as a stand-alone company and develop its legacy mitochondria assets; however, the CohBar Board did not believe a plan or proposal to pursue such a course would be feasible, including a plan to raise sufficient capital to allow CohBar to reach a value inflection point.

On May 10, 2023, Morphogenesis proposed two potential approaches to account for the fact that CohBar would deliver approximately $5 million less net cash under the traditional reverse merger structure. Under the first approach, CohBar’s valuation would be decreased by $5 million, to $20 million, with no change in the Morphogenesis valuation. Under the second approach, Morphogenesis’ valuation would be increased from $125 million to $130.6 million with no change to the CohBar valuation. The reduction in net cash (approximately $5 million) accounts for multiple expenses CohBar would need to account for in a traditional reverse merger that are excluded in the sign-and-close structure including incremental burn associated with the post-announcement but pre-closing corporate expenses and incremental cash spent on items such as D&O policy and increased legal fees. The structural change resulted in an increase in the Morphogenesis valuation as opposed to a decrease in the CohBar valuation due to a desire to preserve the $25 million of value for the CohBar stockholders as previously negotiated. By increasing the Morphogenesis valuation by $5.6 million (rather than lowering the CohBar valuation by $5 million), CohBar shareholders receive a sizeable premium to cash while maintaining a similar ownership split to the previously negotiated values, as opposed to substantially lowering the CohBar ownership of the pro-forma company. Also on May 10, 2023, Dr. Sarret spoke via telephone with Mr. Fitzgerald. Mr. Fitzgerald communicated to Dr. Sarret that he was unwilling to vote in favor of the proposed transaction with Morphogenesis.

On May 11, 2023, Foley shared a revised draft of the stock purchase agreement for the concurrent financing with Gibson Dunn. The revised draft had a traditional reverse merger structure and included the following terms, (i) a concurrent investment of $15 million in CohBar concurrently with the closing of the merger, (ii) the option for the Investor to make an additional investment of up to $15 million in CohBar, with such option exercisable within six months after the closing of the initial investment and (iii) typical representations and warranties and covenants on the part of CohBar, the Merger Sub and the Investor.

On May 12, 2023, Dr. Sarret and Dr. Bianco spoke via telephone and Dr. Sarret informed Dr. Bianco that Mr. Fitzgerald planned to vote against the proposed transaction with Morphogenesis. During that call, Dr. Sarret and Dr. Bianco agreed on the second approach proposed by Morphogenesis on May 10, 2023 — a valuation of $25 million for CohBar with no net cash target or adjustment and a valuation of $130.6 million for Morphogenesis with an implied ownership interest in the combined company of approximately 15% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the merger agreement. Dr. Sarret updated the CohBar Board on these changes on the same date.

Also on May 12, 2023, Gibson Dunn shared a revised draft of the merger agreement with Foley. The revised draft included the following terms, (i) a traditional reverse merger structure, (ii) a valuation of $25 million for CohBar with no net cash target or adjustment and a valuation of $130.6 million for Morphogenesis, with an implied ownership interest in the combined company of approximately 15% for existing CohBar stockholders after giving effect to all of the transactions contemplated by the merger agreement, (iii) typical reciprocal representations and warranties and interim operating covenants with respect to CohBar, the Merger Sub and Morphogenesis and (iv) termination fees for CohBar and Morphogenesis upon termination for certain specific conditions, as well as reciprocal expense reimbursement for termination for specific conditions.

Between May 12, 2023 through May 22, 2023, representatives of Gibson Dunn and Foley negotiated the remaining terms of the merger agreement, including the representations and warranties and operating covenants of each party, the treatment of the outstanding Morphogenesis warrants, the requirement that no less than sixty percent of the holders of Morphogenesis’ fully-diluted common stock (on an as-converted to Morphogenesis Common Stock basis) as of immediately prior to the effectiveness of the merger execute lock-up agreements, the requirement that CohBar have a minimum amount of cash at the closing of the transaction, and the amount of the termination fees and expense reimbursement payable to each party in the event of termination. During that period, representatives of Gibson Dunn and Foley also negotiated the terms of the forms of support agreements and lock-up agreement, the stock purchase agreement for the concurrent financing, the form of registration rights agreement providing for registration of the CohBar Common Stock issued in the concurrent financing and issuable to certain former holders of warrants to acquire Morphogenesis Common Stock, and the contingent value rights agreement providing for contingent payments to CohBar’s stockholders in the event of a sale of CohBar’s legacy assets following the closing and the other transaction documents.

On May 15, 2023, following various communications between Morphogenesis and Investor and Investor’s representatives regarding the negotiation of the terms of the concurrent financing, the parties agreed in principle that the concurrent financing would be for $15.0 million at a purchase price of $2.00 per CohBar common share, with an option by Investor to purchase up to an additional $15.0 million of CohBar common shares at the same price during the six months following the closing of the reverse merger. The form of the Stock Purchase Agreement was thereupon revised by Foley and circulated to the parties. Investor also agreed to escrow the initial $15.0 investment amount pending the completion of the reverse merger.

In addition, between May 19, 2023 to May 20, 2023, representatives of Gibson Dunn and Foley negotiated the terms of the amendment to Mr. Biunno’s employment agreement and certain letter agreements with each of Dr. Sarret and Mr. Biunno that were discussed at the April 12, 2023 board meeting.

On May 22, 2023, the CohBar Board held a virtual meeting, at which representatives of CohBar management, Gibson Dunn and Ladenburg were present. The participants discussed the status of the transaction. During the meeting, representatives of Gibson Dunn reviewed the key terms of the revised transaction documents, including certain updates that resulted from the change from a simultaneous sign-and-close transaction to a traditional reverse merger transaction. Gibson Dunn also presented to the CohBar Board its key legal due diligence findings on Morphogenesis based on its review of Morphogenesis’s incorporation documents, lien and litigation search results, material contracts, intellectual property matters and other legal matters and documents posted to a virtual data room. CohBar management had previously presented to the CohBar Board its findings on the Morphogenesis technology and Morphogenesis’ clinical and regulatory development plans for its IFx-2.0 program after review of the correspondence between FDA and Morphogenesis, discussions with Morphogenesis management and review of clinical and regulatory materials posted to a virtual data room.

During the May 22 meeting, representatives of Ladenburg then reviewed and discussed with the CohBar Board Ladenburg’s financial analyses with respect to CohBar, Morphogenesis and the proposed merger. Thereafter, at the request of the CohBar Board, Ladenburg orally rendered its opinion to the CohBar Board (which was subsequently confirmed in writing by delivery of Ladenburg’s written opinion dated May 22, 2023 addressed to the CohBar Board), as to, as of such date, the fairness, from a financial point of view, to the CohBar stockholders of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement. After further discussion, based on the factors cited in “— CohBar’s Reasons for the Merger; Recommendation of the CohBar Board,” the CohBar Board considered the due diligence findings on Morphogenesis and with the exception of Mr. Fitzgerald, who voted against the Merger and the related transactions, (i) determined that the Merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of CohBar and its stockholders; (ii) determined that the concurrent financing and related issuance of shares to the Investor is advisable and in the best interests of CohBar and its stockholders, (iii) approved the merger agreement, the stock purchase agreement and the other transaction documents and the transactions contemplated thereby, including the issuance of shares of CohBar Common Stock pursuant to the merger agreement and pursuant to the concurrent financing and (iv) recommended that CohBar’s stockholders vote in favor of the Proposals.

Also on May 22, 2023, the CohBar Board approved (i) the amendment to Mr. Biunno’s employment agreement, which increases the aggregate gross amount of severance payable to Mr. Biunno upon a termination without cause from 50% to 100% of his base salary, and (ii) the letter agreements, which provide for, subject to certain adjustments or conditions, payment of a retention bonus in the amount of $803,250 to Dr. Sarret and $393,300 to Mr. Biunno in exchange for, among other things, waiver by Dr. Sarret and Mr. Biunno of their entitlement to certain severance benefits. Neither Dr. Sarret nor Mr. Biunno will join the management team or the board of directors of the combined company. Please see the section titled “Management Following the Merger” beginning on page 280 of this proxy statement/prospectus for a more detailed discussion.

Subsequently, on May 22, 2023, CohBar and Morphogenesis entered into the Merger Agreement and CohBar entered into the Stock Purchase Agreement for the Initial Financing and Second Financing.

On May 23, 2023, before opening of the Nasdaq for trading that day, CohBar and Morphogenesis issued a joint press release announcing the proposed Merger between the two companies. CohBar also filed a Current Report on Form 8-K with the SEC announcing, among other things, the proposed Merger and the execution of the Merger Agreement and the Stock Purchase Agreement.

CohBar’s Reasons for the Merger; Recommendation of the CohBar Board

The CohBar Board, in consultation with financial and legal advisors and management, evaluated the terms of the Merger Agreement and the related transactions contemplated thereby and (i) determined that the Merger and the related transactions contemplated by the Merger Agreement are fair to, advisable and in the best interests of CohBar and its stockholders; (ii) approved and declared advisable the Merger Agreement and the related transactions contemplated by the Merger Agreement, including the issuance of shares of CohBar Common Stock in connection with the Merger; and (iii) recommends that CohBar’s stockholders vote in favor of the Proposals.

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the CohBar Board held numerous meetings, consulted with CohBar’s senior management, CohBar’s legal counsel and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the CohBar Board considered a number of factors and scenarios that it viewed as supporting its decision to approve the Merger Agreement, including:

•        the financial condition and prospects of CohBar and the risks associated with continuing to operate CohBar on a stand-alone basis, including in light of:

•        CohBar’s decision, announced in December 2022, to suspended IND-enabling work on its pre-clinical candidate CB5138-3, a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases that CohBar had been developing, which was driven in large part by the completed non-clinical studies seeking to identify a formulation suitable for clinical development;

•        CohBar’s belief that the formulation of CB4211 used in the Phase 1b stage of its trial is not suitable for further development, and efforts to develop an improved formulation have not been successful;

•        investor interest and value perception for possible further development of its programs, the product candidates’ tolerability profiles, difficulty in formulating, stage of development, the lack of clarity on the mechanism of action for CB5138-3, and probability of success in relation to the requisite time and costs; and

•        difficulties encountered in CohBar’s related business development efforts to license, sell or otherwise partner its assets that could result in meaningful new capital or shared future development costs;

•        the CohBar Board and CohBar’s financial advisor undertook a comprehensive and thorough process of reviewing and analyzing potential strategic alternatives and merger partner candidates and the CohBar Board’s view that no alternatives to the Merger (including remaining a standalone company, a liquidation or dissolution of CohBar to distribute any available cash, and alternative strategic transactions) were reasonably likely to create greater value to CohBar’s stockholders;

•        the CohBar Board’s conclusion that the Merger would provide the existing CohBar stockholders with (i) a significant opportunity to participate in the potential growth of the combined company following the Merger with a risk diversified development pipeline with a late-stage clinical program, including Morphogenesis’ plan for its lead product candidate, IFx-Hu2.0, to be developed under the FDA’s accelerated approval pathway for the treatment of an aggressive form of skin cancer and expected initiation of a Phase 2/3 registration study early next year, (ii) the potential to receive shares of CohBar Common Stock pursuant to the Stock Dividend and potentially certain cash payments following the closing of the Merger pursuant to the CVR Agreement, and (iii) the potential to extend the cash runway of the combined company from the proceeds of the Initial Financing and Second Financing;

•        the CohBar Board’s belief that the $25 million equity value ascribed to CohBar (which is comprised of CohBar’s $5 million of net cash and an appropriate premium valuation of $20 million based on the valuations of certain comparable precedent reverse merger transactions since 2018) would provide the existing CohBar stockholders significant value for CohBar’s public listing, and afford the CohBar stockholders a significant opportunity to participate in the potential growth of the combined company following the Merger at the negotiated Exchange Ratio, and the CohBar Board’s determination that the premium valuation of $20.0 million received by CohBar as a public vehicle (net of cash) in the Merger compared favorably to the valuations for the public vehicle (net of cash) for the Selected Precedent Reverse Merger Transactions, as more fully described below under the caption “The Merger — Opinion of Ladenburg to the CohBar Board,” beginning on page 125 in this proxy statement/prospectus;

•        the CohBar Board’s belief, after a thorough review of strategic alternatives, such as attempting to further advance the development of its internal programs, raising additional capital through the issuance of equity or debt securities, entering into a licensing, sale or other strategic agreement related to certain assets sufficient to fund operations, combining with other potential strategic transaction candidates, and discussions with CohBar’s senior management, financial advisors and legal counsel, that the Merger is more favorable to CohBar stockholders than the potential value that might have resulted from other strategic alternatives available to CohBar;

•        the CohBar Board’s belief, after thorough discussions with CohBar’s management, financial advisors and legal counsel, that a potential liquidation and dissolution was not reasonably likely to create greater value for CohBar stockholders than the Merger based on, among other things, the need to hold back a potentially meaningful amount of CohBar’s current cash balance to cover current and potential unknown future liabilities;

•        the CohBar Board’s belief that, as a result of arm’s length negotiations with Morphogenesis, CohBar and its representatives negotiated the most favorable exchange ratio for CohBar’s stockholders to which Morphogenesis was willing to agree, and that the terms of the Merger Agreement include the most favorable terms to CohBar in the aggregate that were achievable and consistent with other similar transactions;

•        the CohBar Board’s view that Morphogenesis’ product candidates have the potential to create meaningful value for the stockholders of the combined company and an opportunity for CohBar’s stockholders to participate in the growth of the combined company, based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by CohBar management and advisors (which included numerous diligence calls and a comprehensive review of Morphogenesis’ due diligence materials) regarding:

•        the regulatory pathway for, and market opportunity of, Morphogenesis’ product candidates, including in light of the stage of development of Morphogenesis’ product candidates;

•        the quality and scope of the preclinical and clinical results available for Morphogenesis;

•        the expectation that Morphogenesis would start enrolling patients in early 2024 for a single Phase 2/3 registration trial for IFx-Hu2.0 utilizing the FDA’s accelerated approval pathway, with the potential for a Biologics License Application (BLA) filing in the second half of 2026;

•        Morphogenesis’ plans to expand the utility of its cancer vaccine technology to blood-related cancers, which are not amenable to intratumoral administration, such as by developing IFx-Hu3.0, its mRNA cancer vaccine for intravenous or autologous whole cell administration;

•        Morphogenesis having additional product candidates in the preclinical stages, providing possible additional pathways to regulatory approval; and

•        the likelihood of experiencing value inflection milestones relating to Morphogenesis’ product candidates prior to the time in which the combined company would need to raise additional financing;

•        the CohBar Board’s consideration on May 22, 2023 of the expected cash balances of the combined company as of the closing of the Merger resulting from the approximately $20.8 million of net cash expected to be held by CohBar upon completion of the Merger, including the $15 million of expected gross proceeds from the Initial Financing and together with the cash Morphogenesis currently holds;

•        the CohBar Board’s view, following a review with CohBar’s management and advisors of Morphogenesis’ current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at the closing of the Merger to fund development of Morphogenesis’ product candidates through upcoming value inflection points, including the initiation of Morphogenesis’ anticipated Phase 2/3 registration trial for IFx-Hu2.0;

•        the expected operations, management structure, operating plans and cash burn rate of the combined company, and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•        the ability of Morphogenesis to take advantage of the potential benefits resulting from becoming a public reporting company listed on Nasdaq, should it be required to raise additional capital in the future through the sale of equity or debt securities;

•        the prospects of and risks associated with the other strategic candidates that had made proposals for a strategic transaction with CohBar based on the business, scientific, regulatory, intellectual property, financial, accounting and legal due diligence conducted by CohBar’s management and advisors;

•        the CohBar Board’s view that the combined company will be led by (i) an experienced senior management team from Morphogenesis, many members of which have extensive experience in drug development, research and development, business and regulatory expertise and (ii) a board of directors of the combined company with representation from each of the current boards of directors of CohBar and Morphogenesis;

•        the current financial market conditions and historical market prices, volatility and trading information with respect to CohBar Common Stock, as well as the unfavorable state of the capital raising environment for biotechnology companies in general which made it challenging for CohBar to raise sufficient additional capital;

•        the CohBar Board’s view that the combined company post-Merger would have projected net cash sufficient to achieve several anticipated data read-outs and possible value-driving events; and

•        the financial analysis reviewed by Ladenburg with the CohBar Board as well as the oral opinion of Ladenburg rendered to the CohBar Board on May 22, 2023 (which was subsequently confirmed in writing by delivery of Ladenburg’s written opinion dated May 22, 2023 addressed to the CohBar Board), as to, as of May 22, 2023, the fairness, from a financial point of view, to the CohBar stockholders of the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement, after giving effect to the transactions contemplated by the Merger Agreement, as more fully described below under the caption “The Merger — Opinion of Ladenburg to the CohBar Board,” beginning on page 125 in this proxy statement/prospectus.

The CohBar Board also reviewed the terms of the Merger Agreement and related transaction documents, as well as the safeguards and protective provisions included therein intended to mitigate risks, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were reasonable under the circumstances:

•        the calculation of the Exchange Ratio and the estimated number of shares of CohBar Common Stock to be issued in the Merger;

•        a dividend to the holders of CohBar Common Stock as of the Record Date equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding as of the Record Date;

•        the number and nature of the conditions to Morphogenesis’ and CohBar’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, including that Morphogenesis’ obligation to complete the Merger would be conditioned on CohBar having at least $4 million cash as of the Effective Time, as more fully described below under the caption “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 161 in this proxy statement/prospectus;

•        the respective rights of, and limitations on, CohBar and Morphogenesis under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Merger, as more fully described below under the caption “The Merger Agreement — Non-Solicitation,” beginning on page 157 in this proxy statement/prospectus;

•        the potential termination fee of $1 million, in the case of the fee payable by CohBar, or $3 million, in the case of the fee payable by Morphogenesis, and related reimbursement of certain transaction expenses of up to $1.5 million, which could become payable by either CohBar or Morphogenesis to the other party if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement — Termination and Termination Fees,” beginning on page 165 in this proxy statement/prospectus;

•        the lock-up agreements, pursuant to which certain stockholders of Morphogenesis representing approximately 36% of the fully-diluted Morphogenesis Common Stock have, subject to certain exceptions, agreed not to transfer their shares of CohBar Common Stock during the period of 180 days following the completion of the Merger, as more fully described below under the caption “Agreements Related to the Merger — Lock-Up Agreements,” beginning on page 169 in this proxy statement/prospectus;

•        the support agreements, pursuant to which certain stockholders of Morphogenesis and certain directors and officers of CohBar, respectively, have agreed, solely in their capacities as stockholders, to vote all of their shares of CohBar Common Stock or Morphogenesis Common Stock in favor of the proposals submitted to them in connection with the Merger and against any alternative acquisition proposals, as more fully described below under the caption “Agreements Related to the Merger — Support Agreements,” beginning on page 169 in this proxy statement/prospectus;

•        the Stock Purchase Agreement, pursuant to which (i) CohBar will issue, subject to adjustments contained therein, a certain number of shares of CohBar Common Stock for an aggregate purchase price of $15 million immediately prior to the Effective Time and (ii) CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing of the Financing and subject to the satisfaction or waiver of the conditions set forth therein, a certain number of shares of CohBar Common Stock for an aggregate purchase price of up to $15 million, as more fully described below under the caption “Agreements Related to the Merger — Stock Purchase Agreement,” beginning on page 168 in this proxy statement/prospectus;

•        the CVR Agreement, pursuant to which CohBar stockholders and certain warrant holders of record as of a date agreed to by CohBar and Morphogenesis prior to the Effective Time will receive a CVR for each outstanding share of CohBar Common Stock held by such CohBar stockholders representing the contractual right to receive contingent cash payments upon the receipt of CohBar of certain net proceeds payable by the combined company during a certain period following closing, as more fully described below under the caption “Agreements Related to the Merger — CVR Agreement,” beginning on page 170 in this proxy statement/prospectus;

•        the expectation that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and will constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g), with the result that Morphogenesis stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes upon the exchange of Morphogenesis Common Stock for CohBar Common Stock pursuant to the Merger Agreement, as more fully described below under the caption “The Merger — Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Morphogenesis Common Stock,” beginning on page 140 in this proxy statement/prospectus; and

•        the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the CohBar Board also considered a variety of risks and other countervailing factors related to entering into the Merger, including:

•        the potential effect of the $1 million termination fee payable by CohBar and CohBar’s expense reimbursement obligations upon the occurrence of certain events in deterring other potential acquirors from proposing an alternative acquisition proposal that may be more advantageous to CohBar stockholders;

•        the prohibition on CohBar to solicit alternative acquisition proposals during the pendency of the Merger;

•        the substantial expenses to be incurred by CohBar in connection with the Merger;

•        the likelihood of disruptive stockholder litigation following announcement of the Merger;

•        the possible volatility of the trading price of the CohBar Common Stock resulting from the announcement, pendency or completion of the Merger;

•        the scientific, technical, regulatory and other risks and uncertainties associated with development and commercialization of Morphogenesis’ product candidates;

•        various risks impacting the financial condition, results of operations and prospects for CohBar, including:

•        the risks and challenges associated with pursuing any strategic alternative to the Merger available to CohBar, including the discussions that CohBar’s management and the CohBar Board previously conducted with other potential transaction partners, and the time to negotiate and complete an alternative strategic transaction and anticipated cash burn;

•        the risks and delays associated with, and uncertain value and costs to CohBar stockholders of, liquidating CohBar, including the uncertainties of continuing cash burn while contingent liabilities are resolved, uncertainty of timing of release of cash until contingent liabilities are resolved, and the risks and costs associated with being a shell company prior to cash distribution;

•        the risks and challenges of attempting to continue to operate CohBar on a stand-alone basis, including, without limitation, (i) the considerable time and resources that would have been required to develop suitable formulation of its product candidates and/or novel analogs of its product candidate that would be more easily formulated, (ii) the inability to sufficiently finance CohBar’s continuing operations through the sale of securities in the capital markets due to, among other things, the lack of near term data catalysts and the general downturn in the U.S. capital markets for biotechnology companies and (iii) CohBar’s other product candidate profiles, stage of development, and probability of success in relation to the requisite time and costs required, and (iv) that status of management’s related business development efforts to license, sell or otherwise partner the assets;

•        the challenges of retaining or rebuilding staff with limited cash runway; and

•        the challenges of maintaining CohBar’s Nasdaq listing without completing the Merger and the transactions contemplated in the Merger Agreement, including the reverse stock split;

•        the risk to CohBar’s business, operations and financial results in the event that the Merger is not consummated, including the diminution of CohBar’s cash and the significant challenges associated with the need to raise additional capital through the public or private sale of equity securities; and

•        the various other risks associated with the combined company and the Merger, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

Concerns of the Dissenting Director

As discussed further in the section titled “Background of the Merger”, the CohBar Board also considered the views of director Albion J. Fitzgerald, who was the sole CohBar director who voted against the adoption and approval of the Merger Agreement. On May 3, 2023, Mr. Fitzgerald told Dr. Sarret, the President and Chief Executive Officer of CohBar, that he would not vote in favor of a potential transaction with Morphogenesis and would not resign from the CohBar Board at closing of such a potential transaction. During this conversation, Mr. Fitzgerald expressed to Dr. Sarret his concerns regarding the contemplated transaction, including his belief that the structure was unconventional and that it foreclosed the possibility of raising funds and continuing development of CohBar’s legacy assets. Prior to May 3, 2023, Mr. Fitzgerald had expressed objections to the proposed transaction structure of a simultaneous sign-and-close reverse merger transaction with Morphogenesis in meetings of the CohBar Board, but management was not yet aware of his conclusion that he would not support a transaction with such structure.

After discussions between Morphogenesis and CohBar, the parties agreed to revise the proposed transaction structure from a simultaneous sign-and-close reverse merger transaction to a traditional reverse merger transaction thereby allowing CohBar stockholders a chance to approve the potential transaction before the consummation of the Merger. The modified transaction structure satisfied Mr. Fitzgerald’s concern regarding allowing CohBar stockholders the ability to approve the transaction before its consummation, but Mr. Fitzgerald continued to express concerns about exploring a strategic transaction because he believed that CohBar should continue as a stand-alone company and develop its legacy mitochondria assets; however, the CohBar Board did not believe a plan or proposal to pursue such a course would be feasible, including a plan to raise sufficient capital to allow CohBar to reach a value inflection point. Ultimately, Mr. Fitzgerald decided to vote against the approval of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement for the foregoing reasons.

The other six members of the CohBar Board considered Mr. Fitzgerald’s concerns over the course of several meetings of the CohBar Board. In particular, the CohBar Board reviewed: (1) in consultation with its legal advisors, the process undertaken by the CohBar Board in considering the various strategic alternatives available to CohBar, including the proposed Merger, continuing as a stand-alone company and other potential business combination, merger or acquisition transactions, and (2) in consultation with its financial advisors, the strategic, financial and other considerations described above. After weighing these various factors, the other six directors determined to vote in favor of the board approvals and recommendations described above because they believed that, taking all relevant factors into account, the Merger Agreement and the Merger were in the best interests of CohBar and its stockholders.

Recommendation of the CohBar Board

For the reasons discussed, a majority of the CohBar Board has determined that the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement are in the best interests of CohBar and its stockholders, and the CohBar Board has adopted and approved the Merger Agreement and the consummation of the Merger and the transactions contemplated by the Merger Agreement, and recommends that stockholders vote “FOR” approval of the Proposals.

The foregoing information and factors considered by the CohBar Board are not intended to be exhaustive but are believed to include all of the material factors considered by the CohBar Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the CohBar Board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the CohBar Board may have given different weight to different factors. The CohBar Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the CohBar management team and CohBar’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Morphogenesis’ Reasons for the Merger

In the course of reaching its decision to approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement, the Morphogenesis Board held numerous meetings; consulted with Morphogenesis’ senior management, legal counsel and financial advisors; and reviewed and considered a wide variety of factors. Ultimately, the Morphogenesis Board concluded that a merger with CohBar, together with the Initial Financing and Second Financing, was the best option to generate capital resources to support the advancement of Morphogenesis’ product pipeline and to fund the organization.

The Morphogenesis Board also considered the following additional factors (which are not necessarily presented in any order of relative importance):

•        the expectation that the Merger would be a more time- and cost-effective means than other available options, including an initial public offering or additional rounds of private financing, in order to finance the continued development and regulatory approval process with respect Morphogenesis’ products candidates and technology platforms;

•        the view that the range of options available to the combined company to access private and public equity markets will likely be greater as a public company than Morphogenesis continuing as a privately held company;

•        the potential benefits from increased public market awareness of Morphogenesis and its pipeline;

•        the historical and current information concerning Morphogenesis’ business, including its financial performance and condition, operations, management and preclinical and clinical data;

•        the competitive nature of the industry in which Morphogenesis operates;

•        the fiduciary duties of the Morphogenesis Board to Morphogenesis stockholders;

•        the Morphogenesis Board’s expectation that the Merger, together with the Initial Financing and the potential for the completion of the Second Financing (which would be at the option of the Investor in the Initial Financing), would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;

•        the Morphogenesis Board’s belief that the Second Financing, although at the option of the Investor in the Initial Financing, might represent a higher probability and more cost-effective means to access additional capital during the six-month period immediately following the completion of the Merger in light of the relatively short time period during which the Investor would have to exercise the right to complete the Second Financing and in light of the Investor’s then-existing interest in the combined company after giving effect to the Initial Financing;

•        the projected financial position, operations, management structure, operating plans, cash burn rate and financial projections of the combined company, and the expected cash resources of the combined company (including the ability to support the combined company’s current and planned clinical trials and operations);

•        the business, history, operations, financial resources, assets, technology and credibility of CohBar;

•        the likelihood that the Merger would be consummated on a reasonably timely basis, including the likelihood that the Merger would receive all necessary approvals;

•        the availability of appraisal rights under the DGCL to holders of Morphogenesis capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Morphogenesis capital stock as determined by the Delaware Court of Chancery;

•        the terms and conditions of the Merger Agreement, including the following:

•        the determination that the expected relative percentage ownership of CohBar stockholders and Morphogenesis stockholders in the combined organization was appropriate, based on the Morphogenesis Board’s judgment and assessment of the approximate valuations Morphogenesis and CohBar (including the value of the net cash CohBar is expected to provide to the combined organization);

•        the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Merger the Morphogenesis stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•        the limited number and nature of the conditions of the obligation of CohBar to consummate the Merger;

•        the rights of Morphogenesis under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Morphogenesis receive a superior proposal;

•        the minimum amount of unrestricted cash of CohBar expected to be on hand immediately following the Effective Time of the Merger

•        the conclusion of the Morphogenesis Board that the potential termination fees and/or expenses reimbursements payable by Morphogenesis or CohBar to the other party, and the circumstances when such fees or expenses may be payable, were reasonable; and

•        the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•        the shares of CohBar Common Stock issued to Morphogenesis stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Morphogenesis stockholders who are not affiliates of Morphogenesis and who are not parties to lock-up agreements;

•        the ability to obtain a Nasdaq listing and the change of the combined organization’s name to TuHURA Biosciences, Inc. upon the closing of the Merger; and

•        the likelihood that the Merger will be consummated on a timely basis.

The Morphogenesis Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•        the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Morphogenesis and the ability of Morphogenesis to obtain financing in the future in the event the Merger is not completed;

•        the possibility that the Initial Financing and Second Financing might not be completed or completed in accordance with the terms of the Stock Purchase Agreement and the impact of the Investor’s right under the Stock Purchase Agreement to purchase additional shares of CohBar Common Stock under a Second Financing Closing;

•        the possibility that the anticipated benefits of the Merger may not be realized or that they may be lower than expected;

•        the risk that future sales of CohBar Common Stock by existing CohBar stockholders may cause the price of CohBar Common Stock or the combined company’s common stock to fall, thus reducing the potential value of CohBar Common Stock received by Morphogenesis stockholders following the Merger;

•        the Exchange Ratio used to establish the number of aggregate shares of CohBar Common Stock to be issued to Morphogenesis equity holders in the Merger is fixed, and thus the relative percentage ownership of Morphogenesis equity holders and CohBar equity holders in the combined organization immediately following the completion of the Merger is similarly fixed;

•        the termination fee payable by Morphogenesis to CohBar upon the occurrence of certain events and/or Morphogenesis’ expense reimbursement obligations under certain specified circumstances pursuant to the Merger Agreement, and the potential effect of such termination fee and/or expense reimbursement obligations in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Morphogenesis stockholders;

•        the potential reduction of CohBar’s net cash prior to the closing of the Merger;

•        the possibility that CohBar could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•        the risk that the Merger might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of CohBar to obtain the required stockholder vote, and the potential adverse effect on the reputation of Morphogenesis and the ability of Morphogenesis to obtain financing in the future in the event the Merger is not completed;

•        the time, effort and substantial costs involved in connection with entering into the Merger Agreement and consummating the Merger and the related disruptions to the operation of Morphogenesis’ business and development activities, including the risk of diverting management’s attention from other strategic priorities to the Merger, and the risk that the operations of Morphogenesis would be disrupted by employee concerns or departures or by changes to or termination of Morphogenesis’ relationships with its vendors, contractors, and other third parties;

•        the restrictions on the conduct of Morphogenesis’ business during the pendency of the Merger, which may delay or prevent Morphogenesis from undertaking potential business opportunities that may arise or may negatively affect Morphogenesis’ ability to attract, retain and motivate key personnel;

•        the additional expenses and obligations to which Morphogenesis’ business will be subject following the Merger that Morphogenesis has not previously been subject to, and the operational changes to Morphogenesis’ business, in each case that may result from being a public company;

•        the fact that the representations and warranties of CohBar in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing; and

•        various other risks associated with the combined organization and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive but is believed to include a summary of all of the material factors considered by the Morphogenesis Board in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, CohBar’s senior management, the Morphogenesis Board concluded that the benefits, advantages, and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Morphogenesis Board unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Opinion of CohBar’s Financial Advisor

As stated above, pursuant to an engagement letter dated October 6, 2022 (the “Ladenburg Engagement Letter”), CohBar retained Ladenburg to act as its financial advisor in connection with the Merger and to render the Opinion to the CohBar Board as to the fairness of the Exchange Ratio, from a financial point of view, to the holders of CohBar Common Stock. On May 22, 2023, at the request of the CohBar Board, Ladenburg rendered its oral opinion to the CohBar Board, subsequently confirmed in writing (the “Opinion”), that as of the date of such Opinion and based upon the various assumptions and limitations set forth therein, and such other factors that Ladenburg deemed relevant, the Exchange Ratio (assumed, at the time, to be 0.3114) was fair, from a financial point of view, to the holders of CohBar Common Stock.

The full text of the Opinion is attached as Annex G to this proxy statement/prospectus and is incorporated herein by reference. CohBar encourages its stockholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Ladenburg. The summary of the Opinion set forth herein is qualified by reference to the full text of the Opinion. Ladenburg provided its Opinion for the benefit and use by the CohBar Board in its consideration of the financial terms of the Merger. The Opinion is not a recommendation to the CohBar Board of whether or not to approve the Merger or to any holder of CohBar Common Stock or any other person as to how to vote with respect to the proposed Merger or to take any other action in connection with the Merger or otherwise.

In connection with the Opinion, Ladenburg took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•        Reviewed a draft of the Merger Agreement, dated May 19, 2023, which would be delivered in connection with the consummation of the Merger. The Merger Agreement was the most recent draft made available to Ladenburg prior to the delivery of the Opinion;

•        Reviewed and analyzed certain publicly available financial and other information for each of CohBar and Morphogenesis, respectively, including equity research on comparable companies and on CohBar, and certain other relevant financial and operating data furnished to Ladenburg by the management of each of CohBar and Morphogenesis, respectively;

•        Reviewed and analyzed certain relevant historical financial and operating data concerning Morphogenesis furnished to Ladenburg by the management of Morphogenesis;

•        Discussed with certain members of the management of CohBar the historical and current business operations, financial condition and prospects of CohBar and Morphogenesis;

•        Reviewed and analyzed certain operating results of Morphogenesis as compared to operating results and the reported price and trading histories of certain publicly traded companies that Ladenburg deemed relevant;

•        Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that Ladenburg deemed relevant;

•        Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that Ladenburg deemed relevant;

•        Reviewed certain pro forma financial effects of the Merger;

•        Reviewed and analyzed certain internal financial analyses including the cash burn model over the next year, projections as to cost and expenses and whether concurrent capital raised would sufficiently cover select programs, reports, preliminary internal market opportunity assumptions and other information concerning Morphogenesis prepared by Morphogenesis, which were further revised by CohBar and utilized per the instruction of the CohBar management team. Such internal financial analyses were not utilized in connection with the three principal financial analyses that Ladenburg conducted which focused on a range of valuations of Morphogenesis. Such internal financial analyses were instead considered by the CohBar Board and management team in determining the viability of the combined company to successfully operate in the public markets; and

•        Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Ladenburg deemed relevant for the purposes of the Opinion.

In conducting its review and arriving at its Opinion, Ladenburg, with the consent of the CohBar Board, assumed and relied upon, without independent verification or investigation, the accuracy and completeness of all financial and other information provided to or discussed with Ladenburg by CohBar and Morphogenesis, respectively (or their respective employees, representatives or affiliates), or which was publicly available or was otherwise made available to it by CohBar or Morphogenesis, respectively. Ladenburg did not undertake any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. Ladenburg relied upon, without independent verification, the assessment of CohBar management and Morphogenesis management as to the viability of, and risks associated with, the current and future products and services of Morphogenesis (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Ladenburg did not conduct, nor did it assume any obligation to conduct, any physical inspection of the properties or facilities of CohBar or Morphogenesis. Ladenburg, with the CohBar Board’s consent, relied upon the assumption that all information provided to it by CohBar and Morphogenesis was accurate and complete in all material respects. To the extent that such information included estimates and forecasts of future financial performance prepared by or reviewed with the management of CohBar or Morphogenesis, as applicable, Ladenburg assumed such estimates and forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgements of such management.

In its Opinion, Ladenburg expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its Opinion of which it becomes aware after the date of its Opinion. For purposes of its Opinion, Ladenburg assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of CohBar or Morphogenesis since the date of the last financial statements made available to it. Ladenburg did not obtain any independent evaluations, valuations or appraisals of the assets or liabilities of CohBar or Morphogenesis, nor was Ladenburg furnished with such materials. In addition, Ladenburg did not evaluate the solvency or fair value of CohBar or Morphogenesis under any state or federal laws relating to bankruptcy, insolvency or similar matters. Ladenburg’s Opinion does not address any legal, tax or accounting matters related to the Merger, as to which it assumed that CohBar and the CohBar Board had received such advice from legal, regulatory, tax and accounting advisors as each had determined appropriate. The Opinion addresses only the fairness of the Exchange Ratio, from a financial point of view, to the holders of CohBar Common Stock. Ladenburg expressed no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. The Opinion was necessarily based upon financial, economic and market conditions and other circumstances as they existed and could be evaluated by Ladenburg on the date of its Opinion. Ladenburg cautioned that it should be understood that although subsequent developments may affect its Opinion, Ladenburg does not have any obligation to update, revise or reaffirm its Opinion and Ladenburg expressly disclaimed any responsibility to do so.

Ladenburg did not consider any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board. For purposes of rendering its Opinion, Ladenburg assumed in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the standards of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger would be satisfied without waiver or amendment of any term or condition thereof. Ladenburg also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated thereby would be obtained and that in the course of obtaining any of those consents no restrictions would be imposed or waivers made that would have an adverse effect on CohBar, Morphogenesis or the contemplated benefits of the Merger. Ladenburg assumed that the Merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. Ladenburg noted that the CohBar Board had informed it, and it had assumed, that the Merger was intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

Ladenburg’s Opinion was intended for the benefit and use of the CohBar Board in its consideration of the financial terms of the Merger and, except as set forth in the Ladenburg Engagement Letter, could not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without Ladenburg’s prior written consent, unless pursuant to applicable law or regulations or required by other regulatory authority by the order or ruling of a court or administrative body, except that Ladenburg agreed that the Opinion could be included in its entirety in any filing related to the Merger to be filed with the SEC and the proxy statement/prospectus to be mailed to the holders of CohBar Common Stock.

Ladenburg’s Opinion does not constitute a recommendation to the CohBar Board of whether or not to approve the Merger or to any holder of CohBar Common Stock or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. The Opinion does not address

CohBar’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to CohBar. Ladenburg expressed no opinion as to the prices or ranges of prices at which shares or the securities of any person, including CohBar and Morphogenesis, will trade at any time, including following the announcement or consummation of the Merger. Ladenburg was not requested to opine as to, and the Opinion does not in any manner address, the fairness in amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of CohBar Common Stock in connection with the Merger pursuant to the Merger Agreement. The Opinion was reviewed and approved by Ladenburg’s fairness opinion committee.

Principal Financial Analyses

The following is a summary of the principal financial analyses performed by Ladenburg to arrive at its Opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Ladenburg performed certain procedures, including each of the financial analyses described below and reviewed with the CohBar Board the assumptions on which such analyses were based and other factors, including the historical and projected financial results of CohBar and Morphogenesis.

Transaction Overview as of the Date of the Opinion

Based upon the Exchange Ratio of 0.3114 at the time of the signing of the Merger Agreement, Ladenburg estimated that at the closing of the Merger: (a) Morphogenesis equity holders as of immediately prior to the Merger would own approximately 83.9% of the fully-diluted shares of CohBar Common Stock at the closing of the Merger, and (b) the existing CohBar equity holders as of immediately prior to the Merger (excluding for this purpose certain out-of-the-money CohBar options) would own approximately 16.1% of the fully-diluted shares of CohBar Common Stock at the closing of the Merger. Shares issued in connection with the Initial Financing and Second Financing are not included in the calculation of the Exchange Ratio.

Implied Morphogenesis Valuation

The Morphogenesis valuation of $130.6 million represents an implied price per share of Morphogenesis Common Stock of $0.62 (calculated by dividing $130.6 million by 209,684,773 shares of Morphogenesis Common Stock on a fully diluted basis). The number of fully-diluted Morphogenesis Common Stock includes 68,013,861 shares of Morphogenesis Common Stock outstanding as well as 61,054,669 shares of Morphogenesis Common Stock underlying Morphogenesis outstanding options and warrants and 80,616,243 shares of Morphogenesis Common Stock underlying outstanding Morphogenesis preferred shares.

CohBar Equity Value

CohBar’s equity value was based upon an agreed valuation of $25.0 million, which is comprised of CohBar’s $5.0 million of net cash and an appropriate premium valuation of $20.0 million based on the valuations of certain comparable precedent reverse merger transactions since 2018.

Exchange Ratio

The Exchange Ratio was calculated by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, which is the product of the following items:

(i)     0.6228 as the numerator, calculated by dividing the equity value of Morphogenesis ($130,600,000) by 209,684,773 shares of Morphogenesis Common Stock on a fully-diluted basis; and

(ii)    2.0000 as the denominator, calculated by dividing the equity value of CohBar ($25,000,000) by 12,500,000 shares of CohBar Common Stock.

Analysis of the Selected Precedent Reverse Merger Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 66 most recent reverse-merger transactions of companies in the biopharmaceutical industry (referred to as the “Selected Precedent Reverse Merger Transactions”). Following the selection of the Selected Precedent Reverse Merger Transactions based on the foregoing criteria, in its evaluation, Ladenburg did not exercise any judgment or exclusionary practices to add or remove relevant companies that fit within such parameters. Although the companies referred to below were used for comparison purposes, none of those companies were directly comparable to CohBar. Ladenburg reviewed the total premium to cash delivered to each target, along with other quantitative metrics. These Selected Precedent Reverse Merger Transactions, including the date each was closed, were as follows below:

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle ($million)
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq:ANGN)	$7
5/31/2023	Cibus Global	Calyxt, Inc. (Nasdaq: CLXT)	$5
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq: VLON)	$29
3/20/2023	CalciMedica	Graybug Vision (Nasdaq:GRAY)	$15
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq:SESN)	$15
2/23/2023	Enliven Therapeutics	Imara (Nasdaq:IMRA)	$10
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE:RMED)	$4
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq:GMTX)	$10
12/27/2022	F351 (GNI Group)	Catalyst Biosciences (Nasdaq:CBIO)	$9
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq:YMTX)	$26
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq:SBTX)	$5
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq:IDRA)	$7
9/15/2022	Lisata therapeutics (Cend)	Caladrius Biosciences (Nasdaq:CLBS)	$25
8/30/2022	Vivani Medical (Nano Precision)	Second Sight Medical (Nasdaq:EYES)	NA
7/5/2022	Syros Pharmaceuticals (Nasdaq:SYRS)	Tyme Technologies (Nasdaq:TYME)	$8
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS:APRE)	$15
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq:APOP)	$13
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq:ARPO)	$15
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq:INDP)	$10
7/27/2021	Cytocom, Inc. (Statera)	Cleveland BioLabs, Inc. (Nasdaq:CBLI)	NA
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq:MLND)	$19
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq:OBLN)	$15
4/27/2021	Leading BioSciences, Inc.	Seneca Biopharma, Inc. (Nasdaq:SNCA)	$30
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq:AKER)	$5
3/31/2021	StemoniX Inc.	Cancer Genetics, Inc. (Nasdaq:CGIX)	$15
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq:ANCN)	$15
2/24/2021	Viracta Therapeutics, Inc.	Sunesis Pharmaceuticals (Nasdaq:SNSS)	$16
1/28/2021	Quellis Biosciences, Inc.	Catabasis Pharmaceuticals (Nasdaq:CATB)	$25
12/22/2020	Yumanity Therapeutics Inc.	Proteostasis Therapeutics (Nasdaq:PTI)	$34
12/1/2020	Petros Pharmaceuticals, Inc.	Neurotrope, Inc. (NasdaqCM:NTRP)	$4
11/23/2020	F-star Therapeutics, Limited	Spring Bank Pharmaceuticals, Inc.	$23
11/5/2020	Ocuphire Pharma, Inc.	Rexahn Pharmaceuticals (Nasdaq:REXN)	$16
10/27/2020	Viridian Therapeutics, Inc.	Miragen Therapeutics, Inc. (NasdaqCM:MGEN)	$15
9/15/2020	Adicet Bio, Inc.	resTORbio, Inc. (NasdaqGS:TORC)	$8

Closed Date	Surviving Company	Public Company	Value Delivered for Public Vehicle ($million)
9/14/2020	Anelixis Therapeutics, LLC	Novus Therapeutics, Inc. (NasdaqCM:NVUS)	$5
7/6/2020	Kiq Bio LLC	Unum Therapeutics, Inc. (Nasdaq: UMRX)	$17
6/15/2020	Forte Biosciences, Inc.	Tocagen Inc. (NasdaqGS:TOCA)	$8
5/28/2020	Larimar Therapeutics, Inc.	Zafgen, Inc. (NasdaqGS:ZFGN)	$5
5/26/2020	Histogen, Inc.	Conatus Pharmaceuticals (Nasdaq:CNAT)	$23
5/22/2020	Qualigen, Inc.	Ritter Pharmaceuticals (Nasdaq:RTTR)	NA
5/18/2020	Timber Pharmaceuticals	BioPharmX Corporation (AMEX:BPMX)	$16
4/1/2020	Curetis NV (Euronext: CURE)	OpGen, Inc. (NasdaqCM:OPGN)	$7
1/9/2020	Protara Therapeutics, Inc.	Proteon Therapeutics, Inc. (Nasdaq: PRTO)	$5
12/30/2019	NeuroBo Pharmaceuticals, Inc.	Gemphire Therapeutics Inc. (Nasdaq: GEMP)	$8
11/7/2019	Venus Concept Ltd.	Restoration Robotics, Inc. (Nasdaq: HAIR)	$20
9/27/2019	Ocugen, Inc.	Histogenics Corporation (Nasdaq: HSGX)	NA
8/31/2019	Brickell Biotech, Inc.	Vical Incorporated (Nasdaq: VICL)	$4
7/31/2019	ESSA Pharma (Nasdaq:EPIX)	Realm Therapeutics plc (Nasdaq: RLM)	$1
7/22/2019	Salarius Pharmaceuticals, LLC	Flex Pharma, Inc. (Nasdaq: FLKS)	$4
7/15/2019	NeuBase Therapeutics	Ohr Pharmaceutical (Nasdaq: OHRP)	$7
6/10/2019	Oncternal Therapeutics, Inc.	GTx, Inc. (Nasdaq: GTXI)	$9
6/9/2019	Edesa Biotech Inc.	Stellar Biotechnologies, Inc. (Nasdaq: SBOT)	$2
5/9/2019	Armata Pharmaceuticals (f.k.a C3J)	Ampliphi Biosciences (NYSE: APHB)	$10
5/6/2019	Adynxx, Inc.	Alliqua BioMedical, Inc. (Nasdaq: ALQA)	$3
4/23/2019	Mereo BioPharma (AIM:MPH)	Oncomed Pharmaceuticals (Nasdaq: OMED)	$20
4/12/2019	Immunic AG	Vital Therapies, Inc. (Nasdaq:VTL)	$10
3/26/2019	Enlivex Therapeutics Ltd.	Bioblast Pharma Ltd. (Nasdaq: ORPN)	$5
3/18/2019	PDS Biotechnology Corporation	Edge Therapeutics, Inc. (Nasdaq: EDGE)	$5
3/13/2019	X4 Pharmaceuticals, Inc.	Arsanis, Inc. (Nasdaq: ASNS)	$29
1/24/2019	Seelos Therapeutics, Inc.	Apricus Biosciences, Inc. (Nasdaq:APRI)	$8
12/7/2018	Millendo Therapeutics, Inc.	OvaScience, Inc. (Nasdaq: OVAS)	$5
10/12/2018	Aravive Biologics, Inc.	Versartis, Inc. (Nasdaq: VSAR)	$0
2/13/2018	Vaxart, Inc.	Aviragen Therapeutics, Inc. (Nasdaq: AVIR)	$44
1/30/2018	Innovate Biopharmaceuticals, Inc.	Monster Digital, Inc. (Nasdaq: MSDI)	$6
1/17/2018	Evofem Biosciences, Inc.	Neothetics, Inc. (Nasdaq: NEOT)	$29
1/4/2018	Rocket Pharmaceuticals, Ltd	Inotek Pharmaceuticals Corp (Nasdaq: ITEK)	$5

The Selected Precedent Reverse Merger Transactions had a mean and median value delivered for the public vehicle (net of cash) of $13 million and $10 million, respectively. These values were calculated by subtracting the cash of the acquired company from the total value attributed to the surviving company in the merger. As noted above, the CohBar Board determined that the premium valuation of $20.0 million received by CohBar in the Merger compared favorably to the Selected Precedent Reverse Merger Transactions.

Analysis of Selected Publicly Traded Companies

Based on its experience and professional judgment and using financial screening sources and databases to find companies that share similar business characteristics to Morphogenesis within the biopharmaceutical industry, Ladenburg selected financial data of 34 publicly traded companies (referred to as the “Selected Publicly Traded Companies”). Each of the Selected Publicly Traded Companies had a lead candidate in Phase II through Phase III of clinical development and focused on oncology/solid tumors and did not recently experience a lead asset clinical failure or have a pipeline of similar stage products in which only one asset met the criteria described. Following the selection of the Selected Publicly Traded Companies based on the foregoing criteria, in its evaluation, Ladenburg did not exercise any judgement or exclusionary practices to add or remove relevant companies that fit within such parameters. Although the companies referred to below were used for comparison purposes, none of those companies were directly comparable to Morphogenesis. The total enterprise values are based on closing stock prices on May 19, 2023. The Selected Publicly Traded Companies were:

Company Name	Enterprise Value ($M)
ImmunityBio, Inc.	$1,874.4
Mirati Therapeutics Inc.	1,305.7
Zentalis Pharmaceuticals, Inc.	1,203.3
Xencor, Inc.	1,107.8
Iovance Biotherapeutics Inc.	1,418.6
Inhibrx, Inc.	1,005.5
Recursion Pharmaceuticals, Inc.	1,266.9
IDEAYA Biosciences, Inc.	770.8
Point Biopharma Global Inc.	549.7
Genelux Corp.	652.4
Cogent Biosciences Inc.	632.1
PDS Biotechnology Corporation	253.6
Acrivon Therapeutics, Inc.	142.9
Immutep Ltd.	126.0
MacroGenics, Inc.	81.7
Cel-Sci Corp.	110.3
Fusion Pharmaceuticals Inc.	165.8
Oncolytics Biotech Inc.	82.3
Erasca, Inc.	76.9
Gritstone bio, Inc.	74.6
Arvinas, Inc.	47.2
Aravive Inc.	69.3
BriaCell Therapeutics Corp.	61.3
NGM Biopharmaceuticals, Inc.	22.6
Portage Biotech Inc.	47.5
Kazia Therapeutics Ltd.	21.7
MAIA Biotechnology, Inc.	20.7
Vaccinex Inc.	23.6
Candel Therapeutics Inc.	7.2
Tracon Pharmaceuticals Inc.	8.6
Plus Therapeutics, Inc.	2.6
NuCana plc	5.7
Surface Oncology, Inc.	1.1
BioAtla, Inc.	(38.9)

The Selected Publicly Traded Companies had implied total enterprise values between negative $38.9 million and $1.9 billion. Ladenburg derived a median implied total enterprise value of $82.0 million for the Selected Publicly Traded Companies. Ladenburg then utilized the 25th and 75th percentile of implied total enterprise values to exclude potential outliers and provide a more representable sample of companies in its analysis. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Morphogenesis (by adding $8.6 million of Morphogenesis cash), which was $31.5 million to $655.9 million. This compares to the implied Morphogenesis valuation of $130.6 million.

Analysis of Selected Initial Public Offering Transactions

Ladenburg reviewed certain publicly available information for the IPOs of 17 biopharmaceutical companies which have completed an IPO since January 2015 and whose lead product at the time of IPO was in Phase II or through Phase III of clinical development and focused on oncology/solid tumors (referred to as the “Selected Precedent IPO Companies”). In its evaluation, Ladenburg did not exercise any judgement or exclusionary practices to add or remove relevant companies that fit within such parameters. Although the companies referred to below were used for comparison purposes, none of these companies are directly comparable to Morphogenesis. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies below. The total enterprise value at IPO is defined as the pre-money equity value plus indebtedness, liquidation value of preferred stock and non-controlling interest, minus cash and cash equivalents at the time of its IPO.

Selected Precedent IPO Companies

Filing Date	Issuer	Enterprise Value ($M)
1/25/2023	Genelux Corp.	$152.8
11/14/2022	Acrivon Therapeutics, Inc.	166.3
7/26/2021	Candel Therapeutics Inc.	126.6
7/15/2021	Erasca, Inc.	1,367.2
6/24/2021	Elevation Oncology	195.2
6/17/2021	Ambrx Biopharma	462.3
2/4/2021	Evaxion Biotech	151.7
2/3/2021	Sensei Biotherapeutics	383.4
12/15/2020	BioAtla, Inc.	305.7
6/10/2020	Lantern Pharma Inc.	43.2
12/18/2019	Monopar Therapeutics	70.0
3/29/2018	Genprex	35.7
9/27/2017	NuCana plc	277.5
5/3/2017	UroGen Pharma	76.1
4/13/2017	Tocagen	71.7
3/9/2017	BeyondSpring	413.3
1/29/2015	Tracon Pharmaceuticals Inc.	51.2

The Selected Precedent IPO Companies had total enterprise values between $35.7 million and $1.4 billion. Ladenburg derived a median total enterprise value of $152.8 million for the Selected Precedent IPO Companies. Ladenburg then utilized the 25th and 75th percentile of implied total enterprise values to exclude potential outliers and provide a more representable sample of companies in its analysis. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Morphogenesis (by adding $8.6 million of Morphogenesis cash), which was $80.3 million to $314.3 million. This compares to the implied Morphogenesis valuation of $130.6 million.

Analysis of Selected Precedent M&A Transactions

Ladenburg reviewed the financial terms, to the extent the information was publicly available, of the 11 most recent merger transactions of companies in the biopharmaceutical industry, which had a lead candidate in Phase II through Phase III of clinical development and focused on the oncology/solid tumor space (referred to as the “Selected Precedent M&A Transactions”). In its evaluation, Ladenburg did not exercise any judgement or exclusionary practices to add or remove relevant companies that fit within such parameters. Although the Selected Precedent M&A Transactions were used for comparison purposes, none of the target companies were directly comparable to Morphogenesis. Accordingly, an analysis of the results of such a comparison was not purely mathematical, but instead involved complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the merger value of such companies and Morphogenesis to which they were being compared. Ladenburg reviewed the total enterprise values of the target companies (including downstream milestone payments). These transactions, including the date each was closed, were as follows below.

Selected Precedent M&A Transactions

Closed Date	Target	Acquirer	Stage of Dev.	Implied Enterprise Value ($mm)
3/8/2023	F-Star Therapeutics	InvoX Pharma	Phase II	$102.1
1/19/2023	Advaxis	Ayala Pharmaceuticals	Phase II/III	11.3
4/16/2021	Five Prime Therapeutics	Amgen	Phase III	1,651.9
1/7/2021	Oncoceutics	Chimerix	Registrational	78.0
12/18/2020	VelosBio	Merck & Co.	Phase II	2,696.0
12/11/2020	Genkyotex	Calliditas Therapeutics	Phase II	32.3
7/30/2019	Peloton Therapeutics	Merck & Co.	Phase II	1,050.0
6/21/2018	ARMO BioSciences	Eli Lilly and Company	Phase III	1,462.6
6/20/2018	Viralytics	Merck Sharp & Dohme	Phase II	376.3
5/9/2018	Cascadian Therapeutics	Seattle Genetics	Phase II	529.8
9/21/2016	Viventia	Eleven Bio	Phase III	26.9

The target companies from the Selected Precedent M&A Transactions had total enterprise values between $11.3 million and $2.7 billion. Ladenburg derived a median total enterprise value of $376.3 million for the target companies from the Selected Precedent M&A Transactions. Ladenburg then utilized the 25th and 75th percentile of implied total enterprise values to exclude potential outliers and provide a more representable sample of companies in its analysis. Using the 25th percentile and the 75th percentile of the implied total enterprise values, Ladenburg then calculated a range of implied total equity values for Morphogenesis (by adding $8.6 million of Morphogenesis cash), which was $55.2 million to $1.3 billion. This compares to the implied Morphogenesis valuation of $130.6 million.

The summary set forth above does not purport to be a complete description of all the analyses performed by Ladenburg. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description. Ladenburg did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Ladenburg believed, and advised the CohBar Board, that its analyses must be considered as a whole. Selecting portions of its analyses and the factors considered by it without considering all analyses and factors could create an incomplete view of the process underlying its Opinion. In performing its analyses, Ladenburg made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of CohBar and Morphogenesis. These analyses performed by Ladenburg are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of CohBar, Morphogenesis, Ladenburg or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Ladenburg and its Opinion were among several factors taken into consideration by the CohBar Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Ladenburg was selected by the CohBar Board to render an opinion to the CohBar Board because Ladenburg is a nationally recognized investment banking firm and because, as part of its investment banking business, Ladenburg is regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Ladenburg or certain of its affiliates, as well as investment funds in which it or its affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, CohBar, Morphogenesis or any other party that may be involved in the Merger and/or their respective affiliates. Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Ladenburg’s research analyst may hold views, make statements or investment recommendations and/or public research reports with respect to CohBar and the proposed Merger that may differ from the views of its investment banking personnel.

In the ordinary course of business, certain of Ladenburg’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, CohBar, Morphogenesis, or any other party that may be involved in the transactions contemplated by the Merger Agreement and their respective affiliates or security holders or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement.

Ladenburg is acting as CohBar’s financial advisor in connection with the Merger and received an upfront fee of $150,000, which is not contingent of the consummation of the Merger or creditable against any other fees to be received by Ladenburg. Ladenburg will receive an additional fee of $1,100,000 for its services pursuant to the terms of the Ladenburg Engagement Letter, which is contingent upon the consummation of the Merger. Ladenburg has received a separate fee of $250,000 for rendering the Opinion, which was not contingent on the consummation of the Merger. In addition, CohBar has agreed to reimburse Ladenburg for its expenses and indemnify it for certain liabilities that may arise out of its engagement. In the two years preceding the date of the Opinion, Ladenburg had not had a relationship with CohBar and had not received any fees from CohBar, except as described above. In the two years preceding the date of the Opinion, Ladenburg had not had a relationship with Morphogenesis or any of its affiliates and had not received any fees from Morphogenesis or any of its affiliates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to CohBar and Morphogenesis and/or their respective affiliates and expect to receive fees for the rendering of these services.

Interests of CohBar’s Directors and Executive Officers in the Merger

In considering the recommendation of the CohBar Board with respect to issuing shares of CohBar Common Stock in the Merger and the other matters to be acted upon by the CohBar stockholders at the CohBar Special Meeting, the CohBar stockholders should be aware that CohBar’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of CohBar’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The CohBar Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the CohBar stockholders approve the proposals to be presented to the CohBar stockholders for consideration at the CohBar Special Meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of August 15, 2023, CohBar’s current non-employee directors and executive officers beneficially owned, in the aggregate, approximately 86,635 of the shares of CohBar Common Stock, which for purposes of this subsection excludes any shares of CohBar Common Stock issuable upon exercise or settlement of CohBar options. The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of Proposal Nos. 1, 2, 3, 4, 6, 7 and 8. With respect to Proposal No. 5, directors are elected by a plurality of the votes cast by the stockholders entitled to vote on the election at the CohBar Special Meeting, and the nominees for director receiving the highest number of affirmative votes, up to the number of directorships subject to election, will be elected. As of August 15, 2023, the officers and directors of CohBar that are party to a support agreement with CohBar and Morphogenesis owned approximately 0.8% of shares of CohBar Common Stock. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 169 of this proxy statement/prospectus.

Golden Parachute Compensation

Name of Named Executive Officer	Cash ($)(1)	Total ($)
Joseph J. Sarret	$803,250	$803,250
Jeffrey F. Biunno	$393,300	$393,300

____________

(1)      The amounts disclosed are all single trigger payments and represent the entire value of the retention bonuses for each of Joseph J. Sarret and Jeffrey F. Biunno pursuant to the letter agreements CohBar entered into with each of them on May 22, 2023. The retention bonuses are in exchange for, among other things, waiver by Dr. Sarret and Mr. Biunno of their entitlement to certain severance benefits. The retention bonus payable to Dr. Sarret consisted of $114,750 that was paid to Dr. Sarret upon execution of the Merger Agreement in consideration of his prior earned annual bonus and $688,500 that will be payable to Dr. Sarret upon the earliest to occur of (a) termination of the Merger Agreement, (b) the closing of the Merger and (c) the End Date, as such term is defined in the Merger Agreement. $116,300 will be paid to Mr. Biunno by the end of the second quarter of 2023 and $277,000 will be paid to Mr. Biunno by the end of the third quarter of 2023. Up to $345,000 of the bonus payable to Mr. Biunno will be required to be repaid to CohBar on a prorated basis in the event Mr. Biunno resigns from his employment with CohBar prior to the earliest to occur of (a) termination of the Merger Agreement, (b) the closing of the Merger and (c) and the End Date.

Treatment of CohBar Options and Warrants

Each option to purchase shares of CohBar Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, and each warrant to acquire shares of CohBar Common Stock that is issued and outstanding will survive the closing and remain outstanding in accordance with its terms.

Equity Interests of CohBar Executive Officers and Directors

The table below sets forth information regarding the CohBar stock options held as of August 15, 2023, before giving effect to any vesting acceleration provided for in the Merger Agreement, by each of the individuals who are or were at any point after March 31, 2023, CohBar’s executive officers and CohBar’s current non-employee directors. The number of shares of CohBar Common Stock underlying such options and the applicable exercise prices of such options will be adjusted appropriately to reflect the proposed Reverse Stock Split.

Name	Number of Vested CohBar Options Held	Weighted Average Exercise Price of Vested CohBar Options	Number of Unvested CohBar Options Held	Weighted Average Exercise Price of Unvested CohBar Options
Executive Officers
Joseph J. Sarret, M.D., J.D.	70,417	$40.50	37,917	$40.50
Jeffrey F. Biunno	29,803	$43.97	3,178	$26.57
Non-Employee Directors
David Greenwood	16,042	$54.12	7,292	$41.40
Albion J. Fitzgerald	22,084	$80.86	2,917	$41.40
Carol Nast	3,195	$33.00	3,473	$33.00
Misha Petkevich	10,000	$42.34	3,334	$41.59
Stephanie Tozzo, Ph.D.	1,806	$5.91	4,862	$5.91
Joanne Yun, Ph.D.	3,195	$35.40	3,473	$35.40

Director Positions Following the Merger

The CohBar Board currently consists of seven members and each director serves for a term until such time as his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Following the Merger, two of the current CohBar directors will serve as directors of the combined company and the combined company’s directors will consist of six members, with four designated by Morphogenesis, including James Manuso, Alan List, George Ng and James Bianco, and two directors appointed by CohBar, including Misha Petkevich and Joanne Yun.

There are no family relationships among any of the current CohBar directors and executive officers, and there are no family relationships among any of the proposed combined company directors and officers.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the CohBar directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 160 below.

Director Compensation

Beginning October 1, 2022, all non-employee directors received annual cash retainers of $40,000, except for Mr. Greenwood, the Chairman of the Board, who received an annual cash retainer of $70,000. In addition, each member of the Audit, Compensation and Governance and Nominating Committees received an annual cash retainer in the amount of $7,500, $5,000 and $4,000, respectively. Prior to October 1, 2022, all non-employee directors received annual cash retainers of $60,000, except for Mr. Greenwood, the Chairman of the Board, who received an annual cash retainer of $180,000. In addition, each member of the Audit, Compensation and Governance and Nominating Committees received an annual cash retainer in the amount of $5,000, $3,000 and $1,500, respectively.

In connection with her appointment to the CohBar Board, Ms. Tozzo received an award of options to purchase 6,667 shares of CohBar Common Stock, subject to vesting over a four-year period. This is consistent with CohBar’s current general practice to provide newly appointed directors with a stock option award to purchase up to 6,667 shares of common stock, which vests monthly over a four-year period.

All directors are entitled to reimbursement of ordinary expenses incurred in connection with attendance at meetings of the CohBar Board.

Executive Employment and Retention Arrangements

On May 22, 2023, the CohBar Board approved certain letter agreements with each of Joseph J. Sarret, M.D. (the “Sarret Letter Agreement”) and Jeffrey F. Biunno (the “Biunno Letter Agreement” and together with the Sarret Letter Agreement, the “Letter Agreements”). The Letter Agreements provide for payment of a retention bonus in the amount of $803,250 to Dr. Sarret and $393,300 to Mr. Biunno in exchange for, among other things, waiver by Dr. Sarret and Mr. Biunno of their entitlement to certain severance benefits. $114,750 was paid to Dr. Sarret upon execution of the Merger Agreement and $688,500 is payable to Dr. Sarret upon the earliest to occur of (a) termination of the Merger Agreement, (b) the closing of the Merger and (c) the End Date (as defined in the Merger Agreement); provided that Dr. Sarret has not terminated his employment with CohBar prior to such time. $116,300 was paid to Mr. Biunno during the second quarter of 2023 and $277,000 will be paid to Mr. Biunno by the end of the third quarter of 2023. Up to $345,000 of the bonus payable to Mr. Biunno will be required to be repaid to CohBar on a prorated basis in the event Mr. Biunno resigns from his employment with CohBar prior to the earliest to occur of (a) termination of the Merger Agreement, (b) the closing of the Merger and (c) the End Date.

In addition, on May 22, 2023, the CohBar Board also approved that certain Third Amendment to Executive Employment Agreement (the “Biunno Employment Agreement”), dated November 27, 2013, between CohBar and Jeffrey F. Biunno, as amended (the “Biunno Employment Agreement Amendment”). The Biunno Employment Agreement Amendment increases the aggregate gross amount of severance payable to Mr. Biunno upon a Termination Without Cause (as defined in the Biunno Employment Agreement) from 50% to 100% of his base salary. All other provisions in the Biunno Employment Agreement and its amendments are unchanged and remain in full force and effect.

Limitations of Liability and Indemnification

In addition to the indemnification obligations required by the CohBar Charter and bylaws, CohBar has entered into indemnification agreements with each of its directors and officers. These agreements provide for the indemnification of CohBar’s directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of CohBar. CohBar believes that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Morphogenesis’ Directors and Executive Officers in the Merger

In considering the recommendation of the Morphogenesis Board with respect to approving the Merger, stockholders should be aware that Morphogenesis’ directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Morphogenesis stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Morphogenesis Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Morphogenesis stockholders approve the Merger as contemplated by this proxy statement/prospectus.

Ownership Interests

As of August 15, 2023, Morphogenesis’ current directors and executive officers beneficially owned, in the aggregate approximately 46.3% of the shares of Morphogenesis capital stock, which for purposes of this subsection excludes any Morphogenesis shares issuable upon exercise or settlement of Morphogenesis stock options held by such individual. Each of Morphogenesis’ officers, directors and affiliated stockholders have also entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section titled “Agreements Related to the Merger — Support Agreements” beginning on page 169 of this proxy statement/prospectus.

Certain Morphogenesis stockholders affiliated with Morphogenesis’ directors also currently hold shares of Morphogenesis capital stock. The table below sets forth the beneficial ownership of Morphogenesis Common Stock held by affiliates of Morphogenesis’ directors as of August 15, 2023.

Stockholder	Number of Shares of Common Stock held
KP Biotech, LLC[1]	14,650,000
CA Patel F&F Investments, LLC[2]	14,650,000
Morphogenesis Bridge Note LLC[3]	7,770,973

____________

(1)      Consists of: (i) 12,150,000 shares of Morphogenesis Common Stock issuable upon the conversion of Morphogenesis Series A Preferred Stock held by KP Biotech Group, LLC, a Florida limited liability company (“KP Biotech”) and (ii) 2,500,000 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by KP Biotech and that are expected to be exercised pursuant to the Warrant Exercise Offer. Dr. Patel is the manager of KP Biotech and may therefore be deemed to have voting and dispositive power over the shares held by it. Dr. Patel disclaims beneficial ownership of the shares held by KP Biotech,

(2)      Consists of: (i) 12,150,000 shares of Morphogenesis Common Stock issuable upon the conversion of Morphogenesis Series A Preferred Stock held by CA Patel F&F Investments, LLC, a Florida limited liability company (“CA Patel”) and (ii) 2,500,000 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by CA Patel. Dr. Patel is the manager of CA Patel and may therefore be deemed to have voting and dispositive power over the shares held by it. Dr. Patel disclaims beneficial ownership of the shares held by CA Patel.

(3)      Consists of: (i) 6,584,507 shares of Morphogenesis Common Stock issuable upon the conversion of Series A-1 Preferred Stock held by Morphogenesis Bridge Note LLC, a Florida limited liability company (“Morpho Bridge Note”), and (ii) 1,186,466 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by Morpho Bridge Note and that are expected to be exercised pursuant to the Warrant Exercise Offer. Dr. Patel is the manager of Morpho Bridge Note and may therefore be deemed to have voting and dispositive power over the shares held by it.

Treatment of Morphogenesis Options

Under the terms of the Merger Agreement, each option to purchase shares of Morphogenesis Common Stock that is outstanding and unexercised immediately prior to the Effective Time under Morphogenesis’ Amended and Restated Equity Incentive Plan, as amended (“Morphogenesis Equity Plan”) and that, following assumption by CohBar at the Effective Time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into an option to purchase shares of CohBar Common Stock. CohBar will assume Morphogenesis’ Equity Plan and each such outstanding option to purchase shares of Morphogenesis Common Stock in accordance with the terms (as in effect as of the date of the Merger Agreement) of Morphogenesis’ Equity Plan and the terms of the stock option agreement by which such option to purchase shares of Morphogenesis Common Stock is evidenced. The table below sets forth information regarding the Morphogenesis stock options held as of August 15, 2023 by each of Morphogenesis’ current executive officers and directors. The number of shares of common stock underlying such options will be adjusted appropriately to reflect the Exchange Ratio.

Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Number of Shares of Common Stock held
James Bianco, M.D.	2,000,000	$0.66	400,000	17,586,622
Dan Dearborn, CPA	572,550	$0.40	1,388,000	—
Kiran C. Patel, M.D.	1,655,757	$0.65	—	38,674,327
George Ng	275,757	$0.47	—	275,757
Michael Lawman, Ph.D.	1,219,066	$0.42	240,000	12,762,018
Patricia Lawman, M.D.	1,309,487	$0.42	293,000	12,852,439
Alan List, M.D.	75,757	$0.66	—	75,757
James Manuso	75,757	$0.66	—	75,757

Treatment of Morphogenesis Warrants

Under the terms of the Merger Agreement, each warrant to purchase shares of Morphogenesis Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be converted into a warrant to purchase shares of CohBar Common Stock. The Merger Agreement also provides that consummation of the Merger is subject to certain closing conditions, including, among other things, the number of shares of Morphogenesis Common Stock issuable upon the exercise of Morphogenesis warrants as of immediately prior to the Effective Time being not more than 30,000,000 shares. An aggregate of approximately 45,186,000 shares of Morphogenesis Common Stock were issuable upon the exercise of Morphogenesis warrants outstanding as of the date of the Merger Agreement. Accordingly, as of the date of the Merger Agreement, holders of Morphogenesis warrants to purchase approximately 15,200,000 shares of Morphogenesis Common Stock needed to exercise their warrants in order to satisfy the warrant closing condition in the Merger Agreement. As of the date of this proxy statement/prospectus, holders of Morphogenesis warrants to purchase 21,907,000 shares of Morphogenesis Common Stock have agreed to exercise their warrants immediately prior to the Effective Time.

From and after the Effective Time: (i) each outstanding Morphogenesis warrant assumed by CohBar may be exercised solely for shares of CohBar Common Stock; (ii) the number of shares of CohBar Common Stock subject to each outstanding Morphogenesis warrant assumed by CohBar will be determined by multiplying (A) the number of shares of Morphogenesis Common Stock that were subject to such Morphogenesis warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio; and (iii) the per share exercise price for the Morphogenesis Common Stock issuable upon exercise of each Morphogenesis warrant assumed by CohBar will be determined by dividing (A) the per share exercise price of Morphogenesis Common Stock subject to such Morphogenesis Warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent. Each Morphogenesis warrant assumed by CohBar will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Morphogenesis warrant will otherwise remain unchanged. However, the CohBar Board or a committee thereof will succeed to the authority and responsibility of the Morphogenesis Board or any committee thereof with respect to each Morphogenesis warrant assumed by CohBar in accordance with the terms of the Merger Agreement.

Management Following the Merger

As described in the section captioned “Management Following the Merger” beginning on page 280 of this proxy statement/prospectus certain of Morphogenesis’ directors and executive officers are expected to become the directors and executive officers of the combined company upon the closing of the Merger.

Indemnification and Insurance

For a discussion of the indemnification and insurance provisions related to the Morphogenesis directors and officers under the Merger Agreement, please see the section titled “The Merger Agreement — Indemnification and Insurance for Directors and Officers” beginning on page 160 of this proxy statement/prospectus.

Form of the Merger

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the completion of the Merger, Merger Sub, a wholly owned subsidiary of CohBar formed by CohBar in connection with the Merger, will merge with and into Morphogenesis, with Morphogenesis surviving as a wholly owned subsidiary of CohBar.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Morphogenesis Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of CohBar Common Stock equal to the Exchange Ratio described in more detail below.

No fractional shares of CohBar Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of CohBar Common Stock resulting from the conversion of shares of Morphogenesis Common Stock shall be issued as follows: (i) one share of CohBar Common Stock if the aggregate amount of fractional shares of CohBar Common Stock of any individual holder of Morphogenesis capital stock if upon conversion is equal to or exceeds 0.50 or (ii) no shares of CohBar Common Stock if the aggregate amount of fractional shares of CohBar Common Stock of any individual holder of Morphogenesis capital stock if upon conversion is equal to or is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate existing CohBar and Morphogenesis securityholders a percentage of the combined company. Based on CohBar’s and Morphogenesis’ capitalization as of May 22, 2023, the date the Merger Agreement was executed, the Exchange Ratio is estimated to be equal to approximately 0.3114x shares of CohBar Common Stock. For more information on the calculation of the Exchange Ratio, please see the section titled “The Merger Agreement — Calculation of Exchange Ratio” beginning on page 150 in this proxy statement/prospectus.

Exchange and Payment

Promptly after the Effective Time, CohBar will cause an exchange agent to issue and send to each holder of shares of Morphogenesis Common Stock, other than with respect to certain excluded shares or dissenting shares, that number of whole shares of CohBar Common Stock to which such holder of shares of Morphogenesis Common Stock is entitled to receive pursuant to the terms of the Merger Agreement in exchange for shares of Morphogenesis Common Stock in book-entry form unless a physical certificate is requested, and any dividends or other distributions payable under the Merger Agreement (other than the CVR distribution, any Catch-Up Dividend and the Stock Dividend).

Effective Time of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Morphogenesis stockholders and the approval by the CohBar stockholders of the issuance of CohBar Common Stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of Merger with the Secretary of State of the State of Delaware or at such later time as is agreed by CohBar and Morphogenesis and specified in the certificate of Merger. Neither CohBar nor Morphogenesis can predict the exact timing of the consummation of the Merger.

Regulatory Approvals

In the United States, CohBar must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of CohBar Common Stock to Morphogenesis’ stockholders in connection with the transactions contemplated by the Merger Agreement and the filing of this proxy statement/prospectus with the SEC. CohBar does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Morphogenesis Common Stock

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Morphogenesis Common Stock who exchange shares of Morphogenesis Common Stock for shares of CohBar Common Stock pursuant to the Merger. This section applies only to persons that hold their Morphogenesis Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is a summary only and does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:

•        brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;

•        real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;

•        controlled foreign corporations, passive foreign investment companies, pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);

•        persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;

•        persons that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own five percent or more of Morphogenesis voting shares or five percent or more of the total value of all classes of shares of Morphogenesis;

•        taxpayers that are subject to the mark-to-market accounting rules;

•        persons who hold shares of Morphogenesis Common Stock that constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to Morphogenesis Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons that hold securities in Morphogenesis as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction;

•        persons holding Morphogenesis Common Stock who exercise dissenters’ rights;

•        persons who acquired their shares of Morphogenesis Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•        expatriates or former citizens or long-term residents of the United States.

This discussion is based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes, the alternative minimum tax or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the IRS regarding the Merger. There can be no assurance that the IRS will not take positions inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If any entity or arrangement classified as a partnership for U.S. federal income tax purposes holds Morphogenesis Common Stock, the tax treatment of such partnership and any person treated as a partner of such partnership will generally depend on the status and activities of the partner and the activities of the partnership. Partnerships holding any Morphogenesis Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Merger to them.

As used herein, a “U.S. Holder” is a beneficial owner of Morphogenesis Common Stock that is for U.S. federal income tax purposes:

•        an individual citizen or resident of the United States;

•        corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States or any state thereof or the District of Columbia or otherwise treated as a U.S. tax resident for U.S. federal income tax purposes;

•        an estate whose income is subject to U.S. federal income tax regardless of its source; or

•        a trust if (1) a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Effects of the Merger

In reliance on the representation letters of Morphogenesis and CohBar that will be delivered to each of Foley and Gibson Dunn, and subject to the assumptions, covenants, qualifications and limitations described herein and in the opinions included as Exhibit 8.1 and Exhibit 8.2 hereto, Foley, as counsel to Morphogenesis, and Gibson Dunn, as counsel to CohBar, are each of the opinion that the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code . It is not, however, a condition to Morphogenesis’ obligation or CohBar’s obligation to complete the transactions that the Merger so qualify. None of the parties to the Merger Agreement have sought or intend to seek any ruling from the IRS regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code. Additionally, the opinion described above is based on the law in effect on the date of the opinion and assumes that there will be no change in applicable law between such date and the time of the Merger. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the merger could differ from those described herein. An opinion of counsel is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS will not assert that the transaction fails to qualify as a reorganization or that a court would not sustain such a challenge. If the IRS were to challenge the “reorganization” status of the Merger successfully, the tax consequences would differ from those set forth in this proxy statement/prospectus. If the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code , then U.S. Holders would be required to recognize gain or loss on their exchange of Morphogenesis Common Stock for CohBar Common Stock.

Accordingly, the material U.S. federal income tax consequences of the Merger will generally be as follows.

U.S. Holders of Morphogenesis Common Stock who exchange all of their shares of Morphogenesis Common Stock for CohBar Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes. Each U.S. Holder’s aggregate tax basis in the shares of CohBar Common Stock received in the Merger will equal such U.S. Holder’s aggregate adjusted tax basis in the shares of Morphogenesis Common Stock surrendered in the

Merger. The holding period of the shares of CohBar Common Stock received by a U.S. Holder in the Merger will include such U.S. Holder’s holding period for the shares of Morphogenesis Common Stock surrendered in the Merger. If a U.S. Holder holds different blocks of Morphogenesis Common Stock (generally, Morphogenesis Common Stock acquired on different dates or at different prices), such U.S. Holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the shares of CohBar Common Stock received in the Merger.

Reporting Requirements

Each U.S. Holder who receives shares of CohBar Common Stock in the Merger is required to retain permanent records pertaining to the merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of the Morphogenesis Common Stock exchanged and the amount of CohBar Common Stock and cash received in exchange therefor. U.S. Holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Morphogenesis are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. Holder’s tax basis in such holder’s Morphogenesis Common Stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Morphogenesis and CohBar. U.S. Holders are urged to consult with their tax advisors to comply with these rules.

This discussion of U.S. federal income tax considerations of the Merger is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation and on factors that are not within CohBar’s knowledge or control. You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your specific situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Material U.S. Federal Income Tax Consequences of the CVRs to Holders of CohBar Common Stock

Receipt of CVRs by CohBar U.S. Holders

There is substantial uncertainty as to the tax treatment of CVRs upon receipt because the amount, if any, of contingent payments that may be received, as well as the timing of any such receipt, depends entirely on an uncertain condition, situation, or set of circumstances that future events will ultimately resolve. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs should be treated as a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of the receipt of the CVRs or receipt of payments (if any) pursuant to the CVRs.

CohBar intends to report the issuance of the CVRs as a distribution of property with respect to its stock consistent with “closed transaction” treatment. CohBar’s views and actions (and the fair market value figure ascribed to the CVRs) are not dispositive with respect to the tax treatment or fair market value of the CVRs and are not binding on the IRS as to a U.S. Holder’s tax treatment of the receipt of CVRs or the fair market value of the CVRs. The IRS and Treasury Department have expressly stated in Treasury Regulations that only in “rare and extraordinary cases” is the value of property so uncertain that “open transaction” treatment is available. Here, CohBar has determined that the value of the CVRs on the Closing Date can be reasonably ascertained and, as a result, CohBar intends to report the issuance of the CVRs as a distribution of property with respect to its stock consistent with “closed transaction” treatment.

The following sections discuss the U.S. federal income tax consequences of the CVRs if treated as a closed transaction or, alternatively, as an open transaction. CohBar U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and payments on the CVRs.

Closed Transaction Treatment.    If treated as a closed transaction, each CohBar U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such CohBar U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the CohBar U.S. Holder’s pro rata share of CohBar’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the CohBar U.S. Holder’s basis in its CohBar common stock, and finally as capital gain from the sale or exchange of CohBar common stock with respect to any remaining value. CohBar U.S. Holders will receive a Form 1099-DIV notifying them of the portion of the CVR value that is treated as a dividend for U.S. federal income tax purposes. Although CohBar will estimate the value of the CVRs for purposes of reporting on Form 1099-DIV to CohBar U.S. Holders, the value of the CVRs is uncertain and the IRS or a court could determine that the value of the CVRs at the time of issuance was higher. In such case, the CohBar U.S. Holders could be treated as having additional income or gain upon receipt of the CVRs as described above. A CohBar U.S. Holder’s initial tax basis in such holder’s CVR should equal the fair market value of such CVR on the date of their issuance. The holding period of such CVR should begin on the day after the date of issuance.

The treatment of future payments received by a CohBar U.S. Holder on a CVR is uncertain. It is possible that payments received with respect to a CVR up to the amount of the CohBar U.S. Holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a CohBar U.S. Holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR. CohBar intends to treat any payment made in respect of a CVR in a manner consistent with the foregoing, but CohBar’s position is not dispositive with respect to the tax treatment of such payments and is not binding on the IRS. Assuming that this method of reporting is correct, the gain will be long-term capital gain if the CohBar U.S. Holder has held the CVR for more than one year at the time of such payment. Payments with respect to a CVR could alternatively be treated as payments with respect to a sale of a capital asset or ordinary income. CohBar U.S. Holders are urged to consult their tax advisors regarding the characterization of payments received with respect to the CVRs.

Open Transaction Treatment.    If the issuance of the CVRs is treated as an open transaction, (because, for example, the value of the CVRs on the closing date cannot be “reasonably ascertained”), a CohBar U.S. Holder should not immediately take the CVRs into account in determining whether such holder must recognize income, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the CohBar U.S. Holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received, based on whether the CVRs are treated as a distribution of property or of equity, in accordance with the CohBar U.S. Holder’s regular method of accounting. As discussed above, CohBar does not intend to report the issuance of the CVRs as an open transaction and the IRS may disagree with any CohBar U.S. Holder reporting the CVR issuance as an open transaction.

Receipt of CVRs by CohBar Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of CohBar common stock that is neither a U.S. Holder nor a partnership (or other pass-through entity) for U.S. federal income tax purposes.

As described above, there is substantial uncertainty as to the tax treatment of CVRs and payments made thereunder. CohBar intends to report the issuance of the CVRs to CohBar Non-U.S. Holders as a distribution of property with respect to its stock consistent with closed transaction treatment. CohBar’s views and actions (and the fair market value figure ascribed to the CVRs) are not dispositive with respect to the tax treatment or fair market value of the CVRs and are not binding on the IRS as to a Non-U.S. Holder’s tax treatment of the receipt of CVRs or the fair market value of the CVRs.

The following sections discuss the U.S. federal income tax consequences of the CVRs if treated as a closed transaction or, alternatively, as an open transaction. CohBar Non-U.S. Holders are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and payments on the CVRs.

Closed Transaction Treatment.    If closed transaction treatment applies, each CohBar Non-U.S. Holder will be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such CohBar Non-U.S. Holder on the date of the issuance. This distribution generally should be treated first as a taxable dividend to the extent of the CohBar Non-U.S. Holder’s pro rata share of CohBar’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the CohBar Non-U.S. Holder’s basis in its CohBar common stock, and finally as capital gain from the sale or exchange of CohBar common stock with respect to any remaining value.

Generally, if any portion of the distribution of CVRs made to Non-U.S. Holders is treated as a dividend for U.S. federal income tax purposes (as described above), such dividend will be subject to withholding at a rate of 30% (or at a lower rate under an applicable income tax treaty). Under the terms of the CVR Agreement, CohBar and the rights agent are permitted to deduct all applicable withholding taxes from the distribution of a CVR to a Non-U.S. Holder and from any payments under the CVR to a Non-U.S. Holder. Non-U.S. Holders should be aware that the U.S. federal income tax treatment of payments on the CVR is unclear, as described in more detail above, but CohBar intends to take the position that such payments will be treated as U.S. source income subject to U.S. withholding tax at a 30% rate, or at a lesser treaty rate. Under the CVR Agreement, CohBar and the rights agent are authorized to withhold this tax from payments to Non-U.S. Holders. To the extent that any payments made to a Non-U.S. Holder on a CVR are treated as interest (subject to certain exemptions for amounts treated as “portfolio interest” under the Code) or dividends, such amounts will be subject to U.S. federal withholding tax at a 30% rate, or at a lesser treaty rate.

Subject to the discussions below regarding backup withholding, if the issuance of the CVRs is effectively connected with a CohBar Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the CohBar Non-U.S. Holder maintains a permanent establishment in the United States to which the distribution of the CVRs is attributable), the CohBar Non-U.S. Holder will be exempt from U.S. federal withholding tax and the distribution of the CVRs generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such CohBar Non-U.S. Holder were a U.S. Holder. To claim the exemption, the CohBar Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution is effectively connected with the CohBar Non-U.S. Holder’s conduct of a trade or business within the United States. A CohBar Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Open Transaction Treatment.    If the issuance of the CVRs is treated as an open transaction, (because, for example, the value of the CVRs on the closing date cannot be “reasonably ascertained”), a CohBar Non-U.S. Holder should not immediately take the CVRs into account in determining whether such holder must recognize income, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the CohBar Non-U.S. Holder’s U.S. federal income tax consequences would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received, based on whether the CVRs are treated as a distribution of property or of equity, in accordance with the CohBar U.S. Holder’s regular method of accounting. Any CVR payment treated as a distribution of property that constitutes a dividend would be subject to tax (including withholding tax) in the manner described above. As discussed above, CohBar does not intend to report the issuance of the CVRs as an open transaction and the IRS may disagree with any CohBar Non-U.S. Holder reporting the CVR issuance as an open transaction.

This description does not discuss all of the tax considerations that may be applicable to a Non-U.S. Holder of CVRs. Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances.

Nasdaq Stock Market Listing

Shares of CohBar Common Stock are currently listed on Nasdaq under the symbol “CWBR.” CohBar has agreed to use commercially reasonable efforts to maintain the existing listing of the CohBar Common Stock on Nasdaq and cause the shares of CohBar Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the closing of the Merger.

In addition, under the Merger Agreement, each of CohBar’s and Morphogenesis’ obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of CohBar Common Stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq as of the closing of the Merger.

If the Nasdaq listing application is accepted, CohBar anticipates that the common stock of the combined company will be listed on Nasdaq following the closing of the Merger under the trading symbol “HURA.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must meet the minimum bid price requirement of $4.00 per share pursuant to Nasdaq Listing Rule 5505(a)(1)(A).

Anticipated Accounting Treatment

The Merger is expected to be treated by CohBar as a reverse recapitalization in accordance with U.S. GAAP. For accounting purposes, Morphogenesis is considered to be acquiring the assets and liabilities of CohBar in this transaction based on the terms of the Merger Agreement and other factors, including: (i) Morphogenesis’ equity holders will own a substantial majority of the voting rights in the combined company;

(ii) Morphogenesis will designate a majority (four of six) of the initial members of the board of directors of the combined company; and (iii) Morphogenesis’ executive management team will become the management of the combined company. The combined company will be named “TuHURA Biosciences, Inc.,” and will be headquartered in Tampa, Florida. Accordingly, the Merger is expected to be treated as the equivalent of Morphogenesis issuing stock to acquire the net assets of CohBar. As a result of the Merger, the net assets of CohBar and Morphogenesis will be stated at carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Morphogenesis. See the “Unaudited Pro Forma Condensed Financial Information” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights

Under the DGCL, CohBar stockholders are not entitled to appraisal rights in connection with the Merger. Morphogenesis stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Morphogenesis stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex J in this proxy statement/prospectus. Stockholders intending to exercise appraisal rights should carefully review Annex J. Failure to follow precisely any of the statutory procedures set forth in Annex J may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Morphogenesis stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within ten days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

If the Merger is completed, within ten days after the effective date of the Merger, Morphogenesis will notify its stockholders that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger. Holders of shares of Morphogenesis capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Morphogenesis within 20 days after the date of mailing of that notice, and that stockholder must not have delivered a written consent approving the Merger. A demand for appraisal must reasonably inform Morphogenesis of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Morphogenesis capital stock held by such stockholder. Failure to deliver a written consent approving the Merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to c/o Morphogenesis Inc., 10500 University Drive, Suite 110, Tampa, FL 33612, and should be executed by, or on behalf of, the record holder of shares of Morphogenesis capital stock.

ALL DEMANDS MUST BE RECEIVED BY MORPHOGENESIS WITHIN 20 DAYS AFTER THE DATE MORPHOGENESIS MAILS A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED, THE EFFECTIVE DATE OF THE MERGER AND THAT APPRAISAL RIGHTS ARE AVAILABLE TO ANY STOCKHOLDER WHO HAS NOT APPROVED THE MERGER.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the Merger consideration for your shares of Morphogenesis capital stock as provided for in the Merger Agreement, but you will have no appraisal rights with respect to your shares of Morphogenesis capital stock.

To be effective, a demand for appraisal by a holder of shares of Morphogenesis capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Morphogenesis. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the Effective Time.

If you hold your shares of Morphogenesis capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the Effective Time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the Merger by delivering a written withdrawal to Morphogenesis. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the Merger consideration for your shares of Morphogenesis capital stock.

Within 120 days after the effective date of the Merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the Merger Agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be mailed to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the Merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Morphogenesis, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the Merger, but may include a fair rate of interest, if any, upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the Merger Agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the Effective Time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the Effective Time; however, if no petition for appraisal is filed within 120 days after the Effective Time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the Merger within 60 days after the Effective Time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the Merger consideration for shares of his or her Morphogenesis capital stock pursuant to the Merger Agreement. Any withdrawal of a demand for appraisal made more than 60 days after the Effective Time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the Merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about CohBar, Morphogenesis or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that CohBar and Merger Sub, on the one hand, and Morphogenesis, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While CohBar and Morphogenesis do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about CohBar or Morphogenesis, because they were made as of specific dates and are modified by the disclosure schedules.

Structure

Subject to the terms and conditions of the Merger Agreement, and in accordance with Delaware law, at the Effective Time, Merger Sub, a wholly owned subsidiary of CohBar formed by CohBar in connection with the Merger, will merge with and into Morphogenesis, with Morphogenesis surviving as a wholly owned subsidiary of CohBar.

Completion and Effectiveness of the Merger

The Merger Agreement requires the parties to consummate the Merger as promptly as practicable (and in any event within two business days) after all of the conditions to the consummation of the Merger contained in the Merger Agreement are satisfied or waived, including the adoption of the Merger Agreement by the Morphogenesis stockholders and the approval by the CohBar stockholders of the issuance of CohBar Common Stock and the other transactions proposed under the Merger Agreement, other than those conditions that by their nature are to be satisfied at the closing of the Merger. The Merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is agreed by CohBar and Morphogenesis and designated in the certificate of merger. Neither CohBar nor Morphogenesis can predict the exact timing of the consummation of the Merger.

Merger Consideration

At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Morphogenesis Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be automatically converted solely into the right to receive a number of shares of CohBar Common Stock equal to the Exchange Ratio described in more detail below.

No fractional shares of CohBar Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Any fractional shares of CohBar Common Stock resulting from the conversion of shares of Morphogenesis Common Stock shall be issued as follows: (i) one share of CohBar Common Stock if the aggregate amount of fractional shares of CohBar Common Stock of any individual holder of Morphogenesis capital stock if upon conversion is equal to or exceeds 0.50 or (ii) no shares of CohBar Common Stock if the aggregate amount of fractional shares of CohBar Common Stock of any individual holder of Morphogenesis capital stock if upon conversion is equal to or is less than 0.50, with no cash being paid for any fractional share eliminated by such rounding. Any fractional shares of CohBar Common Stock a holder of Morphogenesis Common Stock upon the conversion of shares of Morphogenesis Common Stock would otherwise be entitled to receive shall be aggregated together first and prior to eliminating fractional shares.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate existing CohBar and Morphogenesis securityholders a percentage of the combined company. Based on CohBar’s and Morphogenesis’ capitalization as of May 22, 2023, the date the Merger Agreement was executed, the Exchange Ratio is estimated to be equal to approximately 0.3114 shares of CohBar Common Stock. This estimate is subject to adjustment prior to closing of the Merger for the number of Morphogenesis outstanding shares as discussed below (and as a result, CohBar securityholders could own more, and Morphogenesis securityholders (including, for this purpose, the Investor in the Initial Financing and Second Financing) could own less, or vice versa, of the combined company).

After giving effect to the Stock Dividend and taking into account the Initial Financing, pre-Merger Morphogenesis equityholders would own approximately 77% of the combined company, pre-Merger CohBar equityholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger). For more information on the Initial Financing, please see the section titled “Agreements Related to the Merger — Stock Purchase Agreement” beginning on page 168 in this proxy statement/prospectus.

The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing the number of Morphogenesis merger shares (defined below) by the Morphogenesis outstanding shares (defined below), in which:

•        “Aggregate valuation” means the sum of (i) the Morphogenesis valuation plus (ii) the CohBar valuation.

•        “Morphogenesis allocation percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the Morphogenesis valuation by (ii) the Aggregate valuation.

•        “Morphogenesis merger shares” means the product determined by multiplying (i) the post-closing CohBar shares by (ii) the Morphogenesis allocation percentage.

•        “Morphogenesis outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement, the total number of shares of Morphogenesis Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted-to Morphogenesis Common Stock basis and assuming, without limitation or duplication, (i) the exercise of all Morphogenesis options and warrants outstanding as of immediately prior to the Effective Time, (ii) the exercise in full of all Morphogenesis warrants outstanding as of immediately prior to the Effective Time and (iii) the issuance of shares of CohBar Common Stock in respect of all other options, warrants or rights to receive such shares of Morphogenesis that will be outstanding immediately after the Effective Time (including any shares of Morphogenesis Common Stock issued or issuable in respect of the holdback share consideration pursuant to the Asset Purchase Agreement, dated as of January 26, 2023, between TuHURA Biopharma Inc. and Morphogenesis, assuming all 2,424,242 shares of Morphogenesis Common Stock are payable under the TuHURA APA).

•        “Morphogenesis valuation” means (i) $130.6 million.

•        “CohBar allocation percentage” means the quotient (expressed as a percentage and rounded to four decimal places) determined by dividing (i) the CohBar valuation by (ii) the aggregate valuation.

•        “CohBar outstanding shares” means, subject to certain adjustments pursuant to the terms of the Merger Agreement (including, without limitation, the effects of the reverse stock split) and after giving effect to the Stock Dividend, the total number of shares of CohBar Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted-to CohBar Common Stock basis, and assuming the exercise (using the treasury stock method determined by excluding out-of-the-money options and warrants) of options and warrants, and other derivative rights of CohBar. For purposes of determining the CohBar outstanding shares, any options and warrants of CohBar with an exercise price equal to, or greater than, $2.00 per share (subject to certain adjustment pursuant to the terms of the Merger Agreement) will not be included in the total number of shares of CohBar Common Stock outstanding.

•        “CohBar valuation” means $25 million.

•        “Post-closing CohBar shares” mean the quotient determined by dividing (i) the CohBar outstanding shares by (ii) the CohBar allocation percentage.

The estimated Exchange Ratio for purposes of the unaudited pro forma condensed combined financial information was derived on a fully-diluted basis as of May 22, 2023 using a stipulated value of Morphogenesis of $130.6 million and of CohBar of $25.0 million. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Calculation of Exchange Ratio

No later than five business days before the anticipated closing date, CohBar will deliver to Morphogenesis an Exchange Ratio statement setting forth CohBar’s determination of the Exchange Ratio and Morphogenesis will cooperate with CohBar and provide information to CohBar to the extent necessary to allow CohBar to calculate the Exchange Ratio. No later than three business days after delivery of the Exchange Ratio statement (the last day of such period referred to as the response date), Morphogenesis will have the right to dispute any part of the exchange ratio statement by delivering a written notice to that effect to CohBar (referred to herein as a dispute notice). Any dispute notice will identify, in reasonable detail and, to the extent known, the nature and amounts of any proposed revisions to the exchange ratio statement and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

If, on or prior to the response date, Morphogenesis notifies CohBar in writing that it has no objections to the exchange ratio statement or, if on the response date, Morphogenesis fails to deliver a dispute notice, then the Exchange Ratio as set forth in the exchange ratio statement will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Exchange Ratio for purposes of the Merger Agreement.

If Morphogenesis delivers a dispute notice on or prior to the response date, then representatives of CohBar and Morphogenesis will promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio. If the representatives are unable to negotiate an agreed-upon determination of the Exchange Ratio within three business days after delivery of the dispute notice (or such other period as the parties may mutually agree upon), then any remaining disagreements as to the calculation of the Exchange Ratio shall be referred to an independent auditor of recognized national standing jointly selected by CohBar and Morphogenesis. If the parties are unable to select an independent auditor within five days, then either CohBar or Morphogenesis may request that the American Arbitration Association make such selection. The determination of the amount of the Exchange Ratio made by the accounting firm will be final and binding and will (absent manifest error) be deemed to have been finally determined for purposes of the Merger Agreement and to represent the Exchange Ratio for purposes of the Merger Agreement.

Treatment of Morphogenesis Options

Under the terms of the Merger Agreement, each option to purchase shares of Morphogenesis Common Stock, whether vested or unvested, that is outstanding immediately prior to the Effective Time will be assumed and converted into an option to purchase shares of CohBar Common Stock on the same terms and conditions (including any forfeiture and post-termination exercise provisions, but not taking into account any accelerated vesting provided for in the Morphogenesis Equity Plan or in the related award document by reason of the transactions contemplated hereby) as were applicable to such option as of immediately prior to the Effective Time.

Accordingly, at the Effective Time, subject to certain limitations as set forth in the Merger Agreement: (i) the number of shares of CohBar Common Stock subject to each outstanding Morphogenesis stock option assumed by CohBar shall be equal to (A) the number of shares of Morphogenesis Common Stock subject to such Morphogenesis stock option assumed by CohBar, as in effect immediately prior to the Effective Time multiplied by (B) the

Exchange Ratio, and (ii) the per share exercise price of each Morphogenesis stock option assumed by CohBar shall be equal to (A) the exercise price per share of Morphogenesis Common Stock otherwise purchasable pursuant to such option divided by (ii) the Exchange Ratio.

Each Morphogenesis stock option assumed by CohBar will otherwise continue in full force and effect and the term, exercisability, vesting schedule, acceleration rights and other terms and conditions of such Morphogenesis stock option will otherwise remain unchanged.

Treatment of Morphogenesis Warrants

Under the terms of the Merger Agreement, each warrant to purchase shares of Morphogenesis Common Stock issued and outstanding immediately prior to the Effective Time, whether or not vested, will be converted into and become exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock.

Accordingly, at the Effective Time, (i) the number of shares of CohBar Common Stock subject to each outstanding Morphogenesis warrant assumed by CohBar will be determined by multiplying (A) the number of shares of Morphogenesis Common Stock issuable upon exercise of the Morphogenesis warrant that were subject to such Morphogenesis warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and (ii) the per share exercise price for the CohBar Common Stock issuable upon exercise of each Morphogenesis warrant assumed by CohBar will be determined by dividing (A) the per share exercise price of CohBar Common Stock subject to such Morphogenesis warrant as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio. Each Morphogenesis warrant assumed by CohBar will otherwise continue in full force and effect and the term, any restriction on the exercise and other provisions of such Morphogenesis warrant will otherwise remain unchanged.

Treatment of CohBar Common Stock and CohBar Options and Warrants

Each share of CohBar Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding. In addition, each option to purchase shares of CohBar Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, and each warrant to acquire shares of CohBar Common Stock that is issued and outstanding will survive the closing and remain outstanding in accordance with its terms.

Immediately after the Merger, after giving effect to the Stock Dividend and taking into account the Initial Financing, CohBar securityholders as of immediately prior to the Merger are expected to own approximately 15% of the outstanding shares of the combined company (excluding the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger). For more information on the impact of the Initial Financing, please see the section titled “Agreements Related to the Merger — Stock Purchase Agreement” beginning on page 168 in this proxy statement/prospectus.

Exchange and Payment

Promptly after the Effective Time, CohBar will cause an exchange agent to issue and send to each holder of shares of Morphogenesis Common Stock, other than with respect to certain excluded shares or dissenting shares, that number of whole shares of CohBar Common Stock to which such holder of shares of Morphogenesis Common Stock is entitled to receive pursuant to the terms of the Merger Agreement in exchange for shares of Morphogenesis Common Stock in book-entry form unless a physical certificate is requested, and any dividends or other distributions payable under the Merger Agreement (other than the CVR distribution, any Catch-Up Dividend and the Stock Dividend).

Directors and Officers of CohBar Following the Merger

Pursuant to the Merger Agreement, each of the directors and officers of CohBar who will not continue as directors or officers of CohBar following the consummation of the Merger will resign effective as of the closing of the Merger. Effective as of the Effective Time, the CohBar Board will consist of a total of six directors, two of whom will be designated by CohBar and four of whom will be designated by Morphogenesis. CohBar will designate Misha Petkevich and Joanne Yun to serve as members of the CohBar Board and Morphogenesis has designated James Manuso, Alan List, George Ng and James Bianco to serve as members of the CohBar Board.

In addition, upon the closing of the Merger, Dr. James D. Bianco will serve as Chief Executive Officer and President and Dan Dearborn will serve as Chief Financial Officer.

Amendment of the CohBar Charter

CohBar agreed to amend the CohBar Charter to (i) increase the number of authorized shares of CohBar Common Stock, (ii) effect the proposed reverse stock split, and (iii) change CohBar’s name to “TuHURA Biosciences, Inc.”

Potential Asset Sale

CohBar is entitled, but under no obligation, to sell, license, transfer, dispose, divest or monetize its pre-Merger assets that are comprised of tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation CohBar’s CB4211 candidate and CB5138 Analogs, which CohBar owned or had rights to, as of immediately prior to May 22, 2023, the date of the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of CohBar and Morphogenesis for a transaction of this type relating to, among other things:

•        corporate organization, good standing and corporate power;

•        capital stock;

•        subsidiaries;

•        authority to enter into the Merger Agreement and the related agreements;

•        except as otherwise specifically disclosed in the Merger Agreement, the fact that the execution of the Merger Agreement, the consummation of the Merger and other related transactions would not result in a violation or breach of, or default under the organizational documents, certain laws, governmental authorizations or certain contracts of the parties; result in any liens on the parties’ assets or require the consent of any third party;

•        financial statements and, with respect to CohBar, documents filed with the SEC;

•        liabilities;

•        material changes or events;

•        litigation;

•        compliance with laws;

•        health care regulatory matters;

•        benefit plans;

•        labor and employment matters;

•        environmental matters;

•        taxes;

•        material contracts;

•        insurance;

•        properties;

•        intellectual property;

•        with respect to Morphogenesis, its efforts with respect to ensuring the inapplicability of Section 203 of the DGCL and with respect to CohBar, the fact that there is no takeover laws or any similar anti-takeover provision in its charter documents;

•        only with respect to Morphogenesis, the fact that there is no stockholder rights plan or similar device;

•        related party transactions;

•        certain payments;

•        brokers;

•        only with respect to Morphogenesis, certain representations relating to the Stock Purchase Agreement;

•        only with respect to Morphogenesis, its accredited investor status;

•        only with respect to CohBar, opinion of its financial advisor; and

•        only with respect to Merger Sub, formation and status of Merger Sub.

The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of CohBar and Morphogenesis to complete the Merger.

Covenants; Conduct of Business Pending the Merger

CohBar has agreed that, except as permitted by the Merger Agreement, as required by law, or unless Morphogenesis has provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, CohBar and its subsidiaries will use commercially reasonable efforts to conduct their business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. CohBar has also agreed that, subject to certain limited exceptions, without the consent of Morphogenesis (which consent will not be unreasonably withheld, delayed or conditioned), it will not, and will not cause or permit any of its subsidiaries to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement:

•        other than the Stock Dividend and the distribution under the CVR (the “CVR Distribution”), declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for repurchase or redemption of shares of CohBar Common Stock from terminated employees, directors or consultants of CohBar);

•        other than the Stock Dividend and the CVR Distribution, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of any capital stock or other security (except for shares of CohBar Common Stock issued upon the valid exercise of outstanding CohBar options or CohBar warrants); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security;

•        except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other similar organizational documents of CohBar or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•        form any subsidiary or acquire any equity interest or other interest in any other entity or enter into any joint venture with any other entity;

•        lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment;

•        adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreement, plan or arrangement to be amended other than as required by law or in order to make amendments for purposes of Section 409A of the Code; pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or independent contractors; increase the severance or change of control benefits offered to any current or new employees, directors or consultants; or hire any officer, employee or consultant;

•        enter into any material transaction outside the ordinary course of business;

•        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties;

•        other than in the ordinary course of business: make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

•        waive, settle or compromise any pending or threatened legal proceeding against CohBar or any of its subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of CohBar or its subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by CohBar or any of its subsidiaries;

•        delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

•        forgive any loans to any person, including its employees, officers, directors or affiliate;

•        terminate or modify in any material respect, or fail to exercise renewal rights to, any material insurance policy (other than obtaining any “tail” insurance coverage in connection with the closing of the Merger);

•        (A) materially change pricing or royalties or other payments set or charged by CohBar or any of subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed intellectual property to CohBar or any of subsidiaries;

•        enter into, amend or terminate any of CohBar’s material contracts; or

•        agree, resolve or commit to do any of the foregoing.

Morphogenesis has agreed that, except as permitted by the Merger Agreement, as required by law, or unless CohBar shall have provided written consent, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement, Morphogenesis will use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practices and in compliance with all applicable laws, regulations and certain contracts. Morphogenesis has also agreed that, subject to certain limited exceptions, without the consent of CohBar (which consent will not be unreasonably withheld, delayed or conditioned), it will not, and will not cause or permit its subsidiary to, during the period commencing on the date of the Merger Agreement and continuing until the earlier to occur of the Effective Time and the termination of the Merger Agreement:

•        declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (except for repurchase or redemption of shares of Morphogenesis Common Stock from terminated employees, directors or consultants of Morphogenesis);

•        except as required to give effect to anything in contemplation of the closing, amend the certificate of incorporation, bylaws or other organizational documents of Morphogenesis or its subsidiaries, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except as related to the transactions contemplated in the Merger Agreement;

•        sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to any capital stock or other security of Morphogenesis or its subsidiaries (except for shares of outstanding Morphogenesis Common Stock issued upon the valid exercise or settlement of Morphogenesis options or warrants in accordance with their terms as in effect as of the date of the Merger Agreement); any option, warrant or right to acquire any capital stock or any other security; or any instrument convertible into or exchangeable for any capital stock or other security of Morphogenesis or its subsidiaries;

•        form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

•        lend money to any person or entity; incur or guarantee any indebtedness for borrowed money; guarantee any debt securities of others; or make any capital expenditure or commitment in excess of $100,000;

•        other than in the ordinary course of business: adopt, establish or enter into certain agreements, plans or arrangements relating to employment or benefits matters; cause or permit any such agreements, plans or arrangements to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code; pay any material bonus or make any material profit-sharing or similar payment to (except with respect to obligations in place on May 22, 2023, the date of the Merger Agreement, pursuant to any such agreements, plans or arrangements disclosed to CohBar), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees; increase the severance or change of control benefits offered to any of its current or new directors, employees or consultants; or hire any individual who may reasonably be deemed to be an “executive officer” as defined under the Exchange Act;

•        enter into any material transaction outside the ordinary course of business;

•        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any lien with respect to such assets or properties, except in the ordinary course of business;

•        sell, assign, transfer, license, sublicense or otherwise dispose of any material intellectual property rights owned by Morphogenesis, other than pursuant to non-exclusive licenses in the ordinary course of business;

•        other than in the ordinary course of business: make, change or revoke any material tax election; file any amended income or other material tax return; adopt or change any material accounting method in respect of taxes; enter into any material tax closing agreement or settle any material tax claim or assessment; consent to any extension or waiver of the limitation period applicable to or relating to any material tax claim or assessment; or surrender any material claim for refund;

•        waive, settle or compromise any pending or threatened legal proceeding against Morphogenesis, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Morphogenesis or any equitable relief on, or the admission of wrongdoing by Morphogenesis;

•        delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the ordinary course of business;

•        forgive any loans to any person, including its employees, officers, directors or affiliate;

•        terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy (other than obtaining any “tail” insurance coverage in connection with the closing of the Merger);

•        enter into, amend or terminate any of Morphogenesis’ material contracts;

•        materially change pricing or royalties or other payments set or charged by Morphogenesis or its subsidiaries to its customers or licensees or agree to materially change pricing or royalties or other payments set or charged by persons or entities who have licensed intellectual property to Morphogenesis or its subsidiaries; or

•        agree, resolve or commit to do any of the foregoing.

Contingent Value Rights

Prior to the Effective Time, the CohBar Board will declare a distribution to the holders of CohBar Common Stock and the holders of certain warrants to acquire CohBar Common Stock that are entitled to such CVR distribution, in each case, of record as of the Record Date of the right to receive certain net proceeds, if any, received in connection with a CohBar asset sale, subject to and in accordance with the terms and conditions of, the CVR Agreement, discussed in greater detail under the section titled “Agreements Related to the Merger — Contingent Value Rights Agreement” beginning on page 170 in this proxy statement/prospectus. The payment date will be three business days after the Effective Time; provided that (A) the payment of such dividend may be conditioned upon the occurrence of the Effective Time and (B) CohBar will issue and make additional distributions of CVRs to the holders, as of immediately prior to the Effective Time, of certain warrants to acquire CohBar Common Stock from time to time to the extent such warrant holders become entitled to such distributions in accordance with the terms of such warrants.

Catch-Up Dividend

In the event that, within 18 months following the Effective Time, any officer or director of CohBar becomes aware of any shares of Morphogenesis capital stock (or any warrant, option, right, convertible or exchangeable security, or other similar contract providing for the potential issuance of Morphogenesis capital stock) that were outstanding as of the closing of the Merger and not included in the number of Morphogenesis outstanding shares used to calculate the Exchange Ratio at the closing of the Merger, CohBar will, as promptly as reasonably practicable and subject to any applicable laws, recalculate the Exchange Ratio with the correct number of Morphogenesis outstanding shares (including any such unaccounted shares) and declare, and take all steps necessary to effect, a distribution of CohBar Common Stock to the holders of CVRs to the extent necessary to correct for the unaccounted shares.

Stock Dividend

The CohBar Board will make a dividend to the holders of CohBar Common Stock as of the Record Date equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding as of the record date (the “Stock Dividend”). The Record Date for the Stock Dividend will be the close of the business day immediately prior to the closing date of the Merger. The payment date for the Stock Dividend is anticipated to be immediately prior to the Effective Time (or such other date as necessary on or before the Reverse Stock Split).

The purpose of the Stock Dividend is to increase the amount of the total number of shares of CohBar Common Stock held by pre-Merger CohBar equityholders to give effect to the Exchange Ratio so that, immediately after the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger CohBar equityholders would own approximately 15% of the combined company.

Non-Solicitation

Each of CohBar and Morphogenesis have agreed that, except as described below, CohBar and Morphogenesis and any of their respective subsidiaries will not, nor will either party or any of its subsidiaries authorize any of the directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors or representatives retained by it or any of its subsidiaries to, directly or indirectly:

•        solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to led to an Acquisition Proposal or Acquisition Inquiry;

•        furnish any non-public information with respect to it to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

•        engage in discussions or negotiations with any person with respect to any Acquisition Proposal or Acquisition Inquiry;

•        approve, endorse or recommend an Acquisition Proposal (subject to certain exceptions);

•        execute or enter into any letter of intent or any contract contemplating or otherwise relating to an Acquisition Proposal;

•        take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; or

•        publicly propose to do any of the foregoing.

An “Acquisition Inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Morphogenesis, on the one hand, or CohBar on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

An “Acquisition Proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Morphogenesis or any of its affiliates, on the one hand, or by or on behalf of CohBar or any of its affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than a CohBar asset sale or the Initial Financing and Second Financing.

An “Acquisition Transaction” means any transaction or series of related transactions (other than a CohBar asset sale or the Initial Financing and Second Financing) involving:

•        any merger, consolidation, amalgamation, share exchange, business combination, issuance or acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or similar transaction: (i) in which CohBar, Morphogenesis or Merger Sub is a constituent entity, (ii) in which any individual, entity, governmental entity, or “group,” as defined under applicable securities laws, directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of CohBar, Morphogenesis or Merger Sub or any of their respective subsidiaries or (iii) in which CohBar, Morphogenesis or Merger Sub or any of their respective subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its subsidiaries; or

•        any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of CohBar, Morphogenesis or Merger Sub and their respective subsidiaries, as applicable, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the CohBar stockholders or Morphogenesis stockholders required to consummate the Merger, each party may furnish non-public information regarding such party and its subsidiaries to, and may enter into discussions or negotiations with, any third party in response to a bona fide written Acquisition Proposal, which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes or is reasonably likely to result in a Superior Offer (and is not withdrawn), if:

•        neither such party nor any representative of such party has breached the non-solicitation provisions of the Merger Agreement described above in any material respect;

•        such party’s board of directors concludes in good faith, based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of such board of directors under applicable law;

•        at least two business days prior to furnishing any non-public information or entering into discussions with a third party, such party gives the other party written notice of the identity of the third party and of that party’s intention to furnish non-public information to, or enter into discussions with, such third party;

•        such party receives from the third party an executed confidentiality agreement containing provisions at least as favorable to such party as those contained in the confidentiality agreement between CohBar and Morphogenesis; and

•        at least two business days prior to furnishing any non-public information to a third party, such party furnishes the same non-public information to the other party to the extent not previously furnished.

A “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that (a) was not obtained or made as a direct or indirect result of a breach, or in violation, of the Merger Agreement, (b) is on terms and conditions that the board of directors of the party receiving the offer determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Merger Agreement to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to that party’s stockholders than the terms of the transactions contemplated by the Merger Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

The Merger Agreement also provides that each party will promptly (and in no event later than one business day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party of the status and terms of, and keep the other party reasonably informed with respect to, any Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

Board Recommendation Change

Under the Merger Agreement, subject to certain exceptions described below, CohBar agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the CohBar Board in a manner adverse to Morphogenesis (each, a “CohBar board recommendation change”).

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the CohBar special meeting by the necessary vote of CohBar stockholders, if CohBar has received a bona fide written Superior Offer, the CohBar Board may make a CohBar board recommendation change if, but only if, following the receipt of and on account of such Superior Offer:

•        the CohBar Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a CohBar board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•        CohBar has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiated with Morphogenesis in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•        if after Morphogenesis has delivered to CohBar a written offer to alter the terms or conditions of the Merger Agreement during the required four business day notice period, the CohBar Board has determined in good faith, based on the advice of its outside legal counsel, that the failure to make a CohBar board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) Morphogenesis receives written notice from CohBar confirming that the CohBar Board has determined to change its recommendation during the required notice period, which notice must include a description in reasonable detail of the reasons for such CohBar board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, Morphogenesis will be entitled to deliver to CohBar one or more counterproposals to such Acquisition Proposal and CohBar will, and will cause its representatives to, negotiate with Morphogenesis in good faith (to the extent Morphogenesis desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration that CohBar’s stockholders would receive as a result of such potential Superior Offer), CohBar will be required to provide Morphogenesis with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the CohBar Board must not make a CohBar board recommendation change prior to the end of such notice period as so extended (it being understood that there may be multiple extensions).

Under the Merger Agreement, subject to certain exceptions described below, Morphogenesis agreed that its board of directors may not withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of the Morphogenesis Board in a manner adverse to CohBar (referred to in this proxy statement/prospectus as a Morphogenesis board recommendation change).

However, notwithstanding the foregoing, at any time prior to the approval and adoption of the Merger Agreement by the necessary vote of Morphogenesis stockholders, if Morphogenesis has received a bona fide written Superior Offer, the Morphogenesis Board may make a Morphogenesis board recommendation change if, but only if, but only if, following the receipt of and on account of such Superior Offer:

•        the Morphogenesis Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Morphogenesis board recommendation change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•        Morphogenesis has, and has caused its financial advisors and outside legal counsel to, during the required four business day notice period, negotiate with CohBar in good faith to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer; and

•        if after CohBar has delivered to Morphogenesis a written offer to alter the terms or conditions of the Merger Agreement during the required notice period, the Morphogenesis Board has determined in good faith, based on the advice of its outside legal counsel, that the failure to make a Morphogenesis board recommendation change would result in a breach of its fiduciary duties under applicable law (after taking into account such alterations of the terms and conditions of the Merger Agreement); provided that (x) CohBar receives written notice from Morphogenesis confirming that the Morphogenesis Board has determined to change its recommendation at least four business days in advance of the Morphogenesis board recommendation change, which notice must include a description in reasonable detail of the reasons for such Morphogenesis board recommendation change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any required notice period, CohBar will be entitled to deliver to Morphogenesis one or more counterproposals to such Acquisition Proposal and Morphogenesis will, and will cause its representatives to, negotiate with CohBar in good faith (to the extent CohBar desires to negotiate) to make such adjustments in the terms and conditions of Merger Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Morphogenesis stockholders would receive as a result of such potential Superior Offer), Morphogenesis will be required to provide CohBar with notice of such material amendment and the required notice period will be extended, if applicable, to ensure that at least three business days remain in the required notice period following such notification during which the parties must comply again with the requirements in this provision and the Morphogenesis Board will not make a Morphogenesis board recommendation change prior to the end of such required notice period as so extended (it being understood that there may be multiple extensions).

Required Stockholder Approvals

CohBar is obligated under the Merger Agreement to take all action necessary under applicable law to call, give notice of and hold a meeting of the holders of CohBar Common Stock for the purpose of considering and voting to (A) to approve the Merger Agreement and the transactions contemplated thereby (including the Merger) and, if deemed necessary by CohBar, Morphogenesis and Merger Sub, (B) to amend the CohBar Charter to increase the number of authorized shares of CohBar Common Stock and/or effect the reverse stock split, (C) to elect the directors of CohBar as contemplated by the terms of the Merger Agreement, and (D) to adopt a new equity compensation plan, which will provide for new awards for a number of shares of CohBar Common Stock as mutually agreed upon by CohBar and Morphogenesis, and subject to approval by the CohBar Board (collectively, the “Merger proposals”). The CohBar special meeting will be held as promptly as practicable after the registration statement on Form S-4 is declared effective under the Securities Act, and in any event no later than 45 days after the effective date of the registration statement on Form S-4.

Promptly after the registration statement on Form S-4 has been declared effective, and no later than two business days thereafter, Morphogenesis is required to obtain the approval by written consent from (i) the holders of at least a majority of the outstanding shares of Morphogenesis Common Stock, (ii) the holders of at least a majority of the outstanding shares of Morphogenesis preferred stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of Morphogenesis preferred stock, voting as each individual series, in each case, to (x) adopt and approve the Merger Agreement and the transactions contemplated thereby (including the Merger), (y) acknowledge that the approval given thereby is irrevocable and that such stockholders are aware of their rights to demand appraisal for their shares pursuant to Section 262 of the DGCL, and that such stockholder has received and read a copy of Section 262 of the DGCL and (z) acknowledge that by their approval of the Merger, they are not entitled to appraisal rights with respect to their shares in connection with the Merger and thereby waive any rights to receive payment of the fair value of their capital stock under the DGCL. Reasonably promptly following receipt of such consents, Morphogenesis will prepare, and cause to be mailed to its stockholders who did not execute such consents, a notice in accordance with the DGCL.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, CohBar and CohBar being the surviving corporation in the Merger agreed to indemnify and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of CohBar or Morphogenesis or its subsidiary, respectively, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified officer or director is or was a director or officer of CohBar or of Morphogenesis (and/or its subsidiary), whether asserted or claimed prior to, at or after the Effective Time. From and after the Effective Time, CohBar and CohBar being the surviving corporation in the Merger will also fulfill CohBar’s and Morphogenesis’ indemnity obligations, respectively, to each person who is, has been, or who becomes prior to the Effective Time, a director or officer of CohBar or Morphogenesis.

The Merger Agreement also provides that the provisions of the CohBar Charter and the CohBar Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of CohBar that are presently set forth in the CohBar Charter and the CohBar Bylaws will not be amended modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of CohBar, unless such modification is required by applicable law. The certificate of incorporation and bylaws of the surviving corporation will contain, and CohBar will cause the certificate of incorporation and bylaws of the surviving corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the CohBar Charter and the CohBar Bylaws.

From and after the Effective Time, CohBar will maintain director and officers’ liability insurance policies, with an effective date as of the closing date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to CohBar. In addition, CohBar will secure and purchase a six year “tail policy” on CohBar’s existing directors’ and officers’ liability insurance policy with an effective date as of the date of the closing of the Merger.

Additional Agreements

Each of CohBar and Morphogenesis has agreed to use its reasonable best efforts to cause to be taken all actions necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement. In connection therewith, each party has agreed to:

•        make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by the Merger Agreement;

•        use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable law or contract, or otherwise) in connection with the Merger and the other transactions contemplated by the Merger Agreement or for such contract to remain in full force and effect;

•        use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by the Merger Agreement; and

•        use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, CohBar and Morphogenesis have further agreed that:

•        CohBar will use its commercially reasonable efforts to cause the shares of CohBar Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the Effective Time.

•        CohBar will keep Morphogenesis reasonably informed regarding any stockholder litigation against CohBar or any of its directors relating to the Merger Agreement or the transactions contemplated thereby. CohBar will (i) give Morphogenesis the opportunity to participate in, but not control, the defense, settlement or prosecution of any such litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), (ii) consult with Morphogenesis with respect to the defense, settlement and prosecution of any such litigation and (iii) consider in good faith Morphogenesis’ advice with respect to such litigation. CohBar will obtain the prior written consent of Morphogenesis (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.

Conditions to the Completion of the Merger

The following contains a description of all material conditions to the completion of the Merger.

Each party’s obligation to complete the Merger is subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the parties, at or prior to the closing, of various conditions, which include the following:

•        the registration statement on Form S-4, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC in accordance with the Securities Act and must not be subject to any stop order or proceeding, or any proceeding threatened by the SEC, seeking a stop order that has not been withdrawn; and any material state securities laws applicable to the issuance of the shares of CohBar Common Stock in connection with the Merger or any of the other transactions contemplated by the

Merger Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of CohBar Common Stock by any applicable state securities commissioner or court of competent jurisdiction;

•        (i) the holders of at least a majority of the outstanding shares of Morphogenesis Common Stock, (ii) the holders of at least a majority of the outstanding shares of Morphogenesis preferred stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of Morphogenesis preferred stock, voting as each individual series, must have adopted and approved the Merger Agreement and the transactions contemplated thereby by written consent (the “Morphogenesis stockholder approval”);

•        the holders of the shares of CohBar Common Stock must have approved the Merger Agreement and the transactions contemplated thereby, and, if Morphogenesis, CohBar and Merger Sub deem necessary, an amendment to the CohBar Charter to increase the number of authorized shares of CohBar Common Stock and/or effect the proposed reverse stock split according to the DGCL and the CohBar Charter (the “CohBar stockholder approval”);

•        there must not have been issued, and remain in effect, any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement by any court of competent jurisdiction or other governmental authority of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement illegal; and

•        the approval of the listing of the additional shares of CohBar Common Stock on Nasdaq will have been obtained and the shares of CohBar Common Stock to be issued in the transactions contemplated by the Merger Agreement pursuant to the Merger Agreement will have been approved for listing (subject to official notice of issuance) on Nasdaq.

In addition, each party’s obligation to complete the Merger is further subject to the satisfaction or waiver by that party of the following additional conditions:

•        the other party to the Merger Agreement must have performed or complied with in all material respects all of such party’s agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and

•        the other party must have delivered certain certificates and other documents required under the Merger Agreement for the closing.

In addition, the obligation of CohBar and Merger Sub to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•        the representations and warranties regarding certain matters related to organization, standing and power, authority, and financial advisors of Morphogenesis in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•        the representations and warranties regarding certain capitalization matters of Morphogenesis in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate or for such inaccuracies that are taken into account in the calculation of Morphogenesis outstanding shares and the Exchange Ratio;

•        the remaining representations and warranties Morphogenesis in the Merger Agreement must be accurate and complete on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect on Morphogenesis (without giving effect to any references therein to materiality qualifications);

•        Morphogenesis shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•        CohBar shall have received certain customary documentation and certifications from Morphogenesis;

•        there shall have been no Material Adverse Effect;

•        Morphogenesis shall have obtained and delivered the Morphogenesis stockholder written consent;

•        the Stock Purchase Agreement shall be in full force and effect and the Initial Financing shall result in gross proceeds to CohBar of not less than $15 million, which gross proceeds shall have been received by CohBar, or will be received by CohBar substantially simultaneously with the closing of the Merger;

•        the number of shares of Morphogenesis Common Stock issuable upon the exercise of the Morphogenesis warrants in accordance with the terms thereof as of immediately prior to the Effective Time shall not exceed 30,000,000 shares of Morphogenesis Common Stock; and

•        Morphogenesis’ stockholders representing no less than 60% of the Morphogenesis’ fully-diluted Morphogenesis Common Stock (on an as-converted-to Morphogenesis Common Stock basis) as of immediately prior to the Effective Time have executed and delivered to CohBar Lock-Up Agreements.

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, results of operations of Morphogenesis and its subsidiaries, taken as a whole or (B) materially impairs the ability of Morphogenesis to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Morphogenesis operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (3) changes in law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of the Merger Agreement, or (5) any specific action taken (or omitted to be taken) by Morphogenesis at or with the express written consent of CohBar; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Morphogenesis or any of its subsidiaries as compared to other participants in the industries in which Morphogenesis operates.

In addition, the obligation of Morphogenesis to complete the Merger is further subject to the satisfaction or waiver of the following conditions:

•        the representations and warranties regarding certain matters related to organization, standing and power, authority, and financial advisors of CohBar in the Merger Agreement must be true and correct in all material respects on the date of the Merger Agreement and true and correct on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date;

•        the representations and warranties regarding capitalization matters of CohBar in the Merger Agreement must be true and correct in all respects on the date of the Merger Agreement and true and correct on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except for such inaccuracies which are de minimis, individually or in the aggregate, or such variances arising solely due to the transactions contemplated under the Stock Purchase Agreement or for such inaccuracies that are taken into account in the calculation of the CohBar outstanding shares and the Exchange Ratio;

•        the remaining representations and warranties of CohBar in the Merger Agreement must be true and correct on the date of the Merger Agreement and on the closing date of the Merger with the same force and effect as if made on the date on which the Merger is to be completed or, if such representations and warranties address matters as of a particular date, then as of that particular date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a CohBar Material Adverse Effect (without giving effect to any references therein to materiality qualifications);

•        CohBar and Merger Sub shall have performed or complied in all material respects all agreement and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

•        Morphogenesis shall have received certain customary documentation and certifications from CohBar;

•        there shall have been no CohBar Material Adverse Effect;

•        CohBar shall have at least $4 million cash and cash equivalents after taking into account any of its transaction expenses as of the Effective Time; and

•        CohBar shall have redeemed all outstanding preferred stock of CohBar so that as of immediately prior to the Effective Time, the only shares of the capital stock of CohBar outstanding are CohBar Common Stock.

“CohBar Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of CohBar and its subsidiaries, taken as a whole, or (B) materially impairs the ability of CohBar or Merger Sub to consummate the Merger or any of the other transactions contemplated by the Merger Agreement; provided, however, that in the case of clause (A) only, CohBar Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which CohBar and its subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or law or other action by any governmental entity in response thereto, (3) changes in law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of the Merger Agreement, or (5) any specific action taken (or omitted to be taken) by CohBar at or with the express written consent of Morphogenesis; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to CohBar and its subsidiaries, taken as a whole, as compared to other participants in the industries in which CohBar and its subsidiaries operate.

Each of CohBar and Merger Sub may waive any or all of the conditions to the closing of the Merger that are for its benefit to the extent permitted by applicable laws. CohBar and Merger Sub do not believe that applicable laws would permit them to waive (i) the condition for obtaining approval from CohBar’s stockholders of the Nasdaq Stock Issuance Proposal or (ii) the condition for obtaining approval of the Merger from CohBar, the sole shareholder of Merger Sub.

Termination and Termination Fees

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the required stockholder approvals to complete the Merger have been obtained, as set forth below:

(a)     by mutual written consent of CohBar and Morphogenesis;

(b)    by either CohBar or Morphogenesis, if the Merger has not been consummated by October 31, 2023 (subject to possible extension as provided in the Merger Agreement); provided, however, that this right to terminate the Merger Agreement will not be available to any party whose action or failure to act has been a principal cause of the failure of the Merger to occur on or before October 31, 2023 and such action or failure to act constitutes a breach of the Merger Agreement; and provided, further, that such date will be extended by 60 days by either party in the event that the SEC has not declared effective the registration statement on Form S-4, of which this proxy statement/prospectus is a part, by the date which is 60 days following October 31, 2023;

(c)     by either CohBar or Morphogenesis, if a court of competent jurisdiction or governmental entity has issued a final and non-appealable order, or taken any other action that permanently restrains, enjoins or otherwise prohibits the Merger or any of the transactions contemplated by the Merger Agreement;

(d)    by CohBar, if the Morphogenesis stockholder approval has not been obtained within two business days of the registration statement on Form S-4, of which this proxy statement/prospectus is a part, becoming effective; provided that this right to terminate the Merger Agreement will not be available to CohBar once Morphogenesis obtains such stockholder approval;

(e)     by either CohBar or Morphogenesis, if the CohBar Special Meeting has been held and completed and CohBar stockholders have taken a final vote on the Merger proposals set forth herein to be considered at the CohBar Special Meeting, and such proposals have not been approved by the CohBar stockholders; provided that CohBar may not terminate the Merger Agreement pursuant to this provision if the failure to obtain the approval of CohBar stockholders was caused by the action or failure to act of CohBar and such action or failure to act constitutes a material breach by CohBar of the Merger Agreement;

(f)     by Morphogenesis, at any time prior to obtaining the approval by CohBar stockholders of the Merger proposals set forth herein to be considered at the CohBar special meeting, if any of the following circumstances shall occur:

•        CohBar fails to include in this proxy statement/prospectus the CohBar Board’s recommendation that CohBar stockholders vote to approve the Merger proposals set forth herein to be considered at the CohBar Special Meeting;

•        the CohBar Board, or any committee thereof, makes a CohBar board recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•        CohBar enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal, other than a confidentiality agreement permitted pursuant to the Merger Agreement;

(g)    by CohBar, at any time prior to obtaining the Morphogenesis stockholder approval, if any of the following circumstances shall occur:

•        the Morphogenesis Board makes a Morphogenesis board recommendation change or approves, endorses or recommends any Acquisition Proposal; or

•        Morphogenesis enters into any letter of intent or similar document or any contract relating to any Acquisition Proposal;

(h)    by Morphogenesis, if CohBar or Merger Sub has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of CohBar has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that Morphogenesis is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from Morphogenesis to CohBar or Merger Sub and Morphogenesis’ intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by CohBar or Merger Sub is cured prior to such termination becoming effective);

(i)     by CohBar, if Morphogenesis has breached any of its representations, warranties, covenants or agreements contained in the Merger Agreement or if any representation or warranty of Morphogenesis has become inaccurate, in either case such that the conditions to the closing would not be satisfied as of time of such breach or inaccuracy; provided that CohBar is not then in material breach of any representation, warranty covenant or agreement under the Merger Agreement; provided, further, if such breach or inaccuracy is curable, then the Merger Agreement will not terminate pursuant to this paragraph as a result of a particular breach or inaccuracy until the earlier of the expiration of a 30-day period after delivery of written notice of such breach or inaccuracy from CohBar to Morphogenesis and CohBar’s intention to terminate pursuant to this paragraph (it being understood that the Merger Agreement will not terminate pursuant to this paragraph as a result of such particular breach or inaccuracy if such breach by Morphogenesis is cured prior to such termination becoming effective); or

(j)     by CohBar (at any time prior to obtaining the CohBar stockholder approval), upon the CohBar Board authorizing CohBar to enter into a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer, subject to certain conditions.

The party desiring to terminate the Merger Agreement will give the other party written notice of such termination, specifying the provisions hereof pursuant to which such termination is made and the basis for termination described in reasonable detail.

Termination Fees Payable by CohBar

CohBar must pay Morphogenesis a termination fee of $1 million if (i) the Merger Agreement is terminated by CohBar or Morphogenesis pursuant to clause (e) above or by Morphogenesis pursuant to clause (f) above, (ii) at any time after the date of the Merger Agreement and prior to the CohBar special meeting, an Acquisition Proposal with respect to CohBar will have been publicly announced, disclosed or otherwise communicated to the CohBar Board (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (e) above, within 12 months after the date of such termination, CohBar enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

CohBar must reimburse Morphogenesis for expenses incurred by Morphogenesis in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.5 million if Morphogenesis terminates the Merger Agreement pursuant to clause (h) above.

Termination Fees Payable by Morphogenesis

Morphogenesis must pay CohBar a termination fee of $3 million if (i) the Merger Agreement is terminated by CohBar pursuant to clause (d) or (g) above, (ii) at any time after the date of the Merger Agreement and before obtaining the Morphogenesis stockholder approval, an Acquisition Proposal with respect to Morphogenesis will have been publicly announced, disclosed or otherwise communicated to the Morphogenesis Board (and will not have been withdrawn), and (iii) in the event the Merger Agreement is terminated pursuant to clause (d) above, within 12 months after the date of such termination, Morphogenesis enters into a definitive agreement with respect to a subsequent transaction or consummates a subsequent transaction.

Morphogenesis must reimburse CohBar for expenses incurred by CohBar in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum of $1.5 million if CohBar terminates the Merger Agreement pursuant to clause (i) above.

Amendment and Waiver

The Merger Agreement may not be amended, modified or supplemented except by an instrument in writing signed on behalf of each of Morphogenesis, Merger Sub and CohBar. Such amendment requires the approval of the respective boards of directors of Morphogenesis, Merger Sub and CohBar at any time, except that after the Morphogenesis stockholder approval or the CohBar stockholder approval or adoption has been obtained, no amendment which by law requires further approval by the Morphogenesis stockholders or CohBar stockholders, as the case may be, may be made without such further approval or adoption.

Any provision of the Merger Agreement may be waived by any party solely on that party’s behalf, without the consent of any other party, except that after the Morphogenesis stockholder approval or the CohBar stockholder approval has been obtained, no waiver which by law requires further approval or adoption by the Morphogenesis stockholders or CohBar stockholders, as the case may be, may be made without such further approval or adoption. The waiver must be expressly set forth in a written instrument duly executed and delivered on behalf of such party, which will only be valid in the specific instance in which it is given. No failure or delay on the part of any party with respect to the exercise of any power, right, privilege or remedy under the Merger Agreement will operate as a waiver of such power, right, privilege or remedy. Furthermore, no single or partial exercise of any such power, right, privilege or remedy will preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except as described above in the section titled “— Termination and Termination Fees” beginning on page 165 of this proxy statement/prospectus, and except that Morphogenesis and CohBar will share equally in any fees and expenses incurred in connection with the engagement of the exchange agent and all filing and other fees paid to the SEC in connection with the Merger and the transactions contemplated hereby; provided that the parties agree that in no event shall Morphogenesis be responsible for its portion of such shared expenses in an amount in excess of $50,000.

AGREEMENTS RELATED TO THE MERGER

Stock Purchase Agreement

Concurrent with the execution and delivery of the Merger Agreement, the Investor and CohBar entered into the Stock Purchase Agreement, pursuant to which, the Investor has agreed to purchase from CohBar 7,500,000 shares of CohBar Common Stock at a per share price of $2.00 for an aggregate purchase price of $15.0 million immediately prior to the closing of the Merger, subject to adjustments contained in the Stock Purchase Agreement. In addition, pursuant to the Second Financing at the Second Closing, CohBar has agreed to sell, at the election of the Investor which must be made within six months following the closing of the Merger, an aggregate of 7,500,000 additional shares of CohBar Common Stock for an aggregate purchase price of $15.0 million at the same price per share as sold in the Initial Closing, also subject to adjustments contained in the Stock Purchase Agreement. Following the Initial Closing, the Investor is expected to be a beneficial owner of approximately 9% of the combined company.

The Stock Purchase Agreement contains customary representations and warranties of CohBar and the Investor. The Investor’s obligation to purchase shares of CohBar Common Stock from CohBar and CohBar’s obligation to sell shares of CohBar Common Stock to the Investor in the Initial Closing pursuant to the Stock Purchase Agreement are subject to the satisfaction or waiver of certain conditions by the Investor, including that all conditions to the Merger contained in the Merger Agreement have been satisfied or waived.

The Investor’s obligation to purchase CohBar Common Stock, and CohBar’s obligation to sell shares of CohBar Common Stock to the Investor in the Second Closing pursuant to the Stock Purchase Agreement are subject to substantially the same conditions as in the Initial Closing (except for the condition that the conditions to the Merger contained in the Merger Agreement either be satisfied or waived) and are subject to the satisfaction or waiver by both CohBar and the Investor, respectively.

Registration Rights Agreement

Concurrent with the Initial Closing and pursuant to the Stock Purchase Agreement, CohBar will enter into a Registration Rights Agreement with the Investor and certain former holders of Morphogenesis warrants (collectively, the “Warrant Holders”), pursuant to which CohBar will agree to register for resale the shares of CohBar Common Stock issued in the Initial Closing and issuable upon the exercise of certain warrants to purchase shares of Morphogenesis Common Stock that were converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock (the “Registrable Securities”), which is required to be filed within 45 business days after the Initial Closing (the “Filing Deadline”).

CohBar has agreed to use commercially reasonable efforts to cause any such resale registration statement to be declared effective by the SEC no later than the 30th calendar day following the Filing Deadline (or the 60th calendar day if the SEC reviews such registration statement). CohBar has additionally agreed to use commercially reasonable efforts to keep such registration statement effective until the earlier of (i) such time as all of the Registrable Securities have been sold by the holders of such Registrable Securities, (ii) the date that all of the Registrable Securities covered by such registration statement may be sold pursuant to Rule 144 of the Securities Act without volume or manner-of-sale restrictions and without the requirement for CohBar to be in compliance with the current public information requirement under Rule 144, or (iii) the date that is one year from the closing of the Initial Closing or the date that is one year from the Second Closing, if the Investor elects to participate in the Second Finance Closing. CohBar has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities pursuant to the terms of the Registration Rights Agreement (excluding any underwriting discounts and selling commissions and all legal fees and expenses of legal counsel for the Investor or Warrant Holders).

CohBar has granted the Investor and Warrant Holders customary indemnification rights in connection with any registration statement pursuant to the terms of the Registration Rights Agreement. The Investor and the Warrant Holders have also granted CohBar customary indemnification rights in connection with any registration statement pursuant to the terms of the Registration Rights Agreement.

Support Agreements

Morphogenesis Support Agreements

In order to induce CohBar to enter into the Merger Agreement, certain Morphogenesis stockholders are parties to the Morphogenesis Support Agreements with CohBar and Morphogenesis pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a Morphogenesis stockholder, has agreed to vote all of such stockholder’s shares of Morphogenesis capital stock, then-owned and thereafter acquired, in favor of the adoption of the Merger Agreement and the approval of the Merger and related transactions contemplated by the Merger Agreement and against any competing proposals.

These Morphogenesis stockholders have also agreed to (i) waive any dissenters’ or appraisal rights under applicable law in connection with the Merger, and (ii) not transfer, subject to certain permitted exceptions, any of such holder’s shares until expiration of the Morphogenesis Support Agreement.

CohBar Support Agreements

In addition, in order to induce Morphogenesis to enter into the Merger Agreement, certain CohBar stockholders are parties to the CohBar Support Agreements with CohBar and Morphogenesis pursuant to which, among other things, each such stockholder, solely in his, her or its capacity as a CohBar stockholder, has agreed to vote all of such stockholder’s shares of CohBar capital stock in favor of (i) the issuance of shares of CohBar Common Stock that represent (or are convertible into or exercisable for) more than 20% of the voting shares of CohBar Common Stock outstanding immediately prior to the Merger to the stockholders of Morphogenesis in connection with the Merger and the change of control of CohBar resulting from the Merger, in each case pursuant to Nasdaq listing rules 5635(a) and 5635(b), (ii) if deemed necessary by the parties, to amend CohBar’s certificate of incorporation to (x) increase the number of authorized shares of CohBar Common Stock and/or (y) effect a reverse stock split of all outstanding shares of CohBar capital stock, (iii) to elect the directors of CohBar as contemplated in the Merger Agreement, and (iv) adopt a new equity compensation plan. Pursuant to the CohBar Support Agreements, these CohBar stockholders also agreed to vote against any competing proposal with respect to CohBar.

These CohBar stockholders have also agreed to not transfer, subject to certain permitted exceptions, any of such holder’s shares until expiration of the CohBar Support Agreements

The foregoing descriptions of the Morphogenesis Support Agreements and CohBar Support Agreements do not purport to be complete and are qualified in their entirety by the full text of the forms of support agreements, which are attached hereto as Annex C and Annex D, respectively.

Lock-Up Agreements

Certain of Morphogenesis’ executive officers, directors and stockholders have entered into lock-up agreements, pursuant to which such parties have agreed not to, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of CohBar Common Stock or any securities convertible into or exercisable or exchangeable for CohBar Common Stock, currently or thereafter owned, including, as applicable, shares purchased by existing Morphogenesis stockholders until 180 days after the Effective Time of the Merger.

The Morphogenesis stockholders who have executed lock-up agreements as of May 22, 2023, owned in the aggregate, approximately 36% of the shares of Morphogenesis’ outstanding capital stock. In addition, under the Merger Agreement, CohBar and Morphogenesis will use reasonable best efforts to have each of the persons that will serve as directors and executive officers of CohBar after the closing of the Merger execute and deliver a Lock-Up Agreement prior to the closing of the Merger. It is a condition to the closing of the Merger that stockholders of Morphogenesis representing no less than 60% of Morphogenesis’ Common Stock, on a fully-diluted basis, immediately prior to the Merger have executed and delivered lock-up agreements to CohBar.

The foregoing description of the lock-up agreements does not purport to be complete and is qualified in its entirety by the full text of the form of lock-up agreement, which is attached hereto as Annex E.

Contingent Value Rights Agreement

At or prior to the Effective Time, CohBar will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”), pursuant to which CohBar’s pre-Merger common stockholders and certain warrant holders of record as of the close of business on the business day immediately prior to the date of the closing of the Merger or such other date pursuant to the terms of the Merger Agreement (the “Record Date”) will receive one contingent value right (each, a “CVR”) for each outstanding share of CohBar Common Stock held by such stockholder (or, in the case of the warrants, each share of CohBar Common Stock for which such warrant is exercisable).

Pursuant to the CVR Agreement, each CVR will entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of CohBar’s legacy assets pursuant to any disposition agreement entered into within three years of the closing of the Merger. CohBar’s legacy assets include the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation CohBar’s CB4211 candidate and CB5138 Analogs.

The contingent payments under the CVR Agreement, if they become payable, will become payable to the Rights Agent for subsequent distribution to the holders of the CVRs. In the event that no such proceeds are received, holders of the CVRs will not receive any payment pursuant to the CVR Agreement. There can be no assurance that any holders of CVRs will receive any payments with respect thereto.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting rights and will not represent any equity or ownership interest in CohBar or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs.

The payment date for the CVRs will be three business days after the Effective Time, provided, that CohBar will make additional CVR distributions to certain CohBar warrant holders from time to time to the extent such warrant holders become entitled to the CVR in accordance with the terms of such warrants.

The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a copy of which is filed as Annex F to this proxy statement/prospectus.

COHBAR DIRECTORS, OFFICERS AND CORPORATE GOVERNANCE

Information about our Executive Officers and Directors

As of the date of this proxy statement/prospectus, CohBar’s directors and executive officers are as follows:

Name	Age	Position
Joseph J. Sarret	55	President, Chief Executive Officer and Director
Jeffrey F. Biunno	57	Chief Financial Officer, Treasurer and Secretary
David Greenwood(1)(2)	71	Chairman of the Board of Directors
Albion J. Fitzgerald(1)(2)(3)	75	Director
Carol Nast(3)	77	Director
Misha Petkevich(1)(2)	74	Director
Stephanie Tozzo	61	Director
Joanne Yun(2)(3)	52	Director

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Governance and Nominating Committee

CohBar’s business and affairs are managed under the direction of its Board of Directors (“Board”), which currently consists of seven members. CohBar’s entire Board of Directors stands for election at each annual meeting of stockholders. Each director holds office for a one-year term or until the election and qualification of their respective successor or until the earlier of their death, resignation or removal. CohBar’s Board elects all of CohBar’s executive officers, who hold office until their respective successors are elected and qualified.

The following is a biographical summary of the experience of CohBar’s executive officers and directors:

Executive Officers

Dr. Joseph J. Sarret joined CohBar as Chief Executive Officer and a member of the Board in May 2021. From April 2015 to June 2019, Dr. Sarret served as Chief Business Officer of Corium International, Inc., a commercial-stage biopharmaceutical company. Prior to that, Dr. Sarret served as Senior Vice President, Strategic Accounts at Solazyme, Inc., a renewable oils company, from March 2014 to December 2014. From June 2013 to December 2013, Dr. Sarret served as Chief Executive Officer and a member of the board of directors of Sevident, Inc., a biotechnology company. From August 2005 to August 2012, Dr. Sarret served in various roles at Codexis, Inc., a biotechnology company, including as Senior Vice President, Chief Business Officer, and President, Pharmaceutical Services and Enzyme Products. Prior to Codexis, Dr. Sarret practiced corporate and transactional law with Latham & Watkins, LLP, and served as Attending Physician and Acting Medical Director for the HIV Clinic at the University of California, San Francisco Medical Center. Dr. Sarret received his bachelor’s degree from Stanford University, his M.D. from the University of California, San Francisco School of Medicine, and a J.D. from Stanford Law School. We believe that Dr. Sarret’s industry experience provides him with the qualifications and skills to serve on our Board.

Jeffrey F. Biunno joined CohBar in October 2013 as Chief Financial Officer and was appointed secretary and treasurer in September 2014. Prior to joining CohBar, Mr. Biunno served as chief financial officer, secretary and treasurer of ManageIQ, Inc., a provider of global cloud IT systems management solutions, from March 2012 until its acquisition by Red Hat, Inc. in December 2012. From February 2009 until March 2012, Mr. Biunno served as vice president and worldwide controller of Dialogic Inc., a provider of mobile telecommunications network software and hardware enterprise solutions then listed on Nasdaq. Mr. Biunno founded Scalable Financial Solutions, LLC, a financial consulting firm, and operated it from March 2008 to January 2009. From February 2005 to March 2008, Mr. Biunno worked at Geller & Company, a financial services consulting firm. From 1997 to 2004, Mr. Biunno served as vice president and corporate controller of Novadigm, Inc., an international provider of IT systems management solutions to Fortune 500 companies and government agencies. Mr. Biunno received a B.S. in accounting and an M.B.A. in finance from Montclair State University. Mr. Biunno is a certified public accountant.

Non-employee Directors

David Greenwood joined CohBar’s Board in April 2019 and was appointed as chairman in April 2021. Mr. Greenwood served on the board of directors of Corium International, Inc. (“Corium”), a commercial biopharmaceutical company, from December 2010 to November 2018. He also served as chairman of Corium’s board of directors from December 2014 to November 2018, and as the executive chairman of its board of directors from June 2012 to December 2016. He is the former president, chief executive officer, chief financial officer and director of Geron Corporation, a biotechnology company in the fields of regenerative medicine and cancer, where he worked from 1995 until December 2011. He was previously chairman of the board of directors of Geron’s wholly-owned subsidiary, Geron Bio-Med Limited, chairman of the board of directors of Geron’s majority-owned subsidiary, TA Therapeutics, Ltd., and on the board of directors of ViaGen, Inc., Clone International and Parnell Pharmaceuticals Holdings Ltd. He also served on the Board of Regents for Pacific Lutheran University. From 1979 to 1995, Mr. Greenwood held various positions with J.P. Morgan Chase & Co., an international banking firm. Mr. Greenwood received his bachelor’s degree from Pacific Lutheran University and his M.B.A. from Harvard Business School. We believe that Mr. Greenwood’s financial and business expertise in the biopharmaceutical industry provides him with the qualifications and skills to serve on our Board.

Albion J. Fitzgerald has served as a member of the CohBar Board since May 2014 and served as chairman from July 2014 to April 2021. Mr. Fitzgerald previously served as chief executive officer and chairman of the board of directors of ManageIQ, Inc., a provider of global cloud IT systems management solutions. Mr. Fitzgerald was appointed as a director of ManageIQ in 2007 and served as strategic consultant to CohBar from 2007 until April 2012 and as chief executive officer and chairman of the board of directors from April 2012 until its acquisition by Red Hat, Inc. in December 2012. In 1992 Mr. Fitzgerald co-founded Novadigm, Inc., an international provider of IT systems management solutions to Fortune 500 companies and government agencies with customers in 26 countries, where he invented a cybernetic genome translated from biological models for the autonomic management of global-scale IT networks. He served as its chairman and chief technology officer from 1992 and chief executive officer from 1995 until its acquisition by Hewlett Packard in 2004. Prior to Novadigm, Mr. Fitzgerald founded and served as chief executive officer of Telemetrix, Inc., a provider of enterprise IT systems and network management solutions to Fortune 500 companies. From 1980 to 1989, Mr. Fitzgerald was a strategic technology consultant to New York University responsible for architecting, building and managing the university’s computer center and campus-wide multi-media network. Mr. Fitzgerald began his technology career at IBM in 1966. We believe that Mr. Fitzgerald’s extensive experience in founding, funding and building emerging technology companies, the depth of his technology and business expertise, and his relevant experience as a director and officer of a publicly-traded enterprise software company provide him with the qualifications and skills to serve on our Board.

Carol Nast joined CohBar’s Board in August 2021. Ms. Nast founded Enterprise Catalyst Group, Inc., a consulting company that services the medical industry, in January 2004 and has since served as its President from 2004 to June 2019 and from June 2021 to December 2022. Ms. Nast previously served as Chief Operating Officer of Mind Medicine, Inc., a company advancing psychedelic inspired medicines, from June 2019 to May 2021 and, prior to that, was Chief Operating Officer at NuGen Technologies, Inc., a genomics company, from 2001 to 2003. She also served as Vice President, Device Manufacturing at Nektar Therapeutics (previously, Inhale Therapeutics, Inc.) from 1999 to 2002, as Director of Operations of Syva (a division of Syntex Pharmaceuticals) from 1989 to 1996, and as Director of Operations of BioRad Laboratories, Inc. from 1985 to 1989. Ms. Nast received her bachelor’s degree in biochemistry and medical technology from Texas Christian University. We believe that Ms. Nast’s commercial and operational expertise provide her with the qualifications and skills to serve on our Board.

Misha Petkevich joined CohBar’s Board in October 2019. Mr. Petkevich has more than 30 years of financial and investment experience in biotechnology and investment banking. Since 2015, Mr. Petkevich has been the Chief Investment Officer of V2M Capital, an investment firm funding life science companies. He currently serves as chairman of HingeBio, Inc., a biotechnology company developing bispecific and multispecific antibodies. In 2005, he co-founded BladeRock Capital, LLC, an investment firm specializing in life science companies. Prior to founding BladeRock Capital, Mr. Petkevich founded The Petkevich Group, a biotechnology advisory firm, where he was Chairman and Chief Executive Officer from 1998 to 2005. Between 1989 and 1997, Mr. Petkevich served as Managing Director, as well as Head of Healthcare and Investment Banking at Robertson Stephens & Co. Mr. Petkevich began his career at Hambrecht & Quist, an investment bank, where he served as a Principal, Head of Healthcare Banking and as a biotechnology analyst covering Genentech, Chiron and others. Mr. Petkevich received his bachelor’s degree from Harvard University and his DPhil from the University of Oxford. We believe that Mr. Petkevich’s industry, investment and financial advisory experience provides him with the qualifications and skills to serve on our Board.

Dr. Stephanie (Effie) Tozzo, Ph.D. joined CohBar’s Board in July 2022. Dr. Tozzo is currently Chief Scientific Officer at Avilar Therapeutics, a biotechnology company creating a broad and diverse pipeline of extracellular protein degraders as first-in-class medicines for the treatment of serious diseases, a position she has held since November 2021. As a leader in drug discovery, translational sciences and medicine, Dr. Tozzo has over 26 years of experience in leadership roles in biotech/startups and large pharma organizations. She has initiated and progressed discovery programs to the clinic by building and effectively leading teams in preclinical biology, chemistry, pharmacology, DMPK, safety and biomarker studies in various disease indications. Over the past 8 years, Dr. Tozzo served at Cellarity (a Flagship Pioneering company) as Senior Vice President, Drug Development and Head of R&D, from April 2020 to November 2021 and as Senior Vice President, Translational Sciences at Mitobridge (a biotechnology company acquired by Astellas), from June 2014 to April 2020, building teams and strong program pipelines, scientifically leading financing campaigns and pharma partnerships and supporting clinical teams through Phase 1 and clinical proof of concept studies. Earlier in her career, Dr. Tozzo held leading positions at Merck, Roche, BMS, Millennium, Chiron and ErgoScience. She received her Ph.D. in Molecular and Cellular Endocrinology from the University XI in Paris, France, completed her post-doctoral training in the Endocrine Division at Beth Israel/Harvard Medical School in Boston and has authored over 40 peer-reviewed publications and patents. We believe that Dr. Tozzo’s industry experience provide her with the qualifications and skills to serve on our Board.

Dr. Joanne Yun, Ph.D. joined CohBar’s Board in September 2021. Dr. Yun currently serves as a partner at Egon Zehnder International, a leadership advisory firm, and is currently a member of the firm’s Health Practice, where she leads their Research & Development segment. Prior to joining Egon Zehnder in June 2007, Dr. Yun served as a director in the Global Oncology Business Unit for Bayer HealthCare Pharmaceuticals from April 2001 to April 2007, with responsibility for oncology program management and new product planning. Dr. Yun started her career in February 1998 with Bayer AG and continued there until March 2001 in various research management roles. Dr. Yun earned a bachelor’s degree in chemistry and French from Amherst College and a Ph.D. in chemistry from the Massachusetts Institute of Technology. She was a National Institutes of Health Postdoctoral Fellow at The Scripps Research Institute and is a member of the American Society of Clinical Oncology, the American Society of Hematology, and the American Chemical Society. We believe that Dr. Yun’s industry experience and large network provide her with the qualifications and skills to serve on our Board.

Family Relationships

No family relationships exist among any of the directors or executive officers. No arrangement or understanding exists between any director or executive officer and any other person pursuant to which any such director or executive officer was selected as a director or executive officer of CohBar, respectively.

Code of Ethics and Business Conduct

The Board of Directors encourages and promotes a culture of ethical business conduct through communication and supervision as part of their overall stewardship responsibility. The CohBar Board adopted a code of ethics and business conduct applicable to all of CohBar’s employees, including CohBar’s executive officers and directors, and those employees responsible for financial reporting. CohBar’s code of ethics and business conduct establishes procedures that allow CohBar directors, officers and employees to confidentially submit their concerns regarding questionable ethical, moral, accounting or auditing matters, without fear of retaliation. The code of business conduct and ethics is available on CohBar’s website at www.cohbar.com. CohBar expects that. to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on its website and in mandatory filings.

Audit Committee and Audit Committee Financial Expert

CohBar has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. CohBar’s Audit Committee currently consists of Misha Petkevich, Albion J. Fitzgerald and David Greenwood. Mr. Petkevich currently serves as the chairperson of the Audit Committee.

CohBar’s Board evaluated the independence and qualification of its current directors to serve on the Audit Committee based on applicable rules of the SEC and the Nasdaq Capital Market, and determined that Messrs. Petkevich, Fitzgerald and Greenwood are each independent as defined by the standards applicable to audit committee members. CohBar’s Board has also determined that each of the committee members meets the requirements of financial literacy under SEC rules and the requirements of the Nasdaq Capital Market, and that Mr. Petkevich meets the requirements for designation as an “audit committee financial expert,” as defined under SEC rules.

Board Diversity Matrix

In appointing and nominating directors, the CohBar Board considers criteria such as independence, integrity, diversity (including with respect to race, ethnicity, gender and sexuality), geography, financial skills and other expertise, breadth of experience, knowledge about the company’s business and industry, willingness and ability to devote adequate time and effort to the CohBar Board, ability to contribute to the CohBar Board’s overall effectiveness, and the needs of the CohBar Board and its committees. While CohBar has not adopted a specific policy regarding board diversity, CohBar values diversity on a company-wide basis. The table below provides certain highlights of the composition of the CohBar Board as of the date of this proxy statement/prospectus, as reported by each member of the CohBar Board, as of June 25, 2023. Each of the categories listed in the table below has the meaning set forth in Nasdaq Rule 5605(f).

Board Diversity Matrix
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	—	—
Asian	1	—	—	—
White	2	4	—	—
LGBTQ+	1	1	—	—

The CohBar Board met 15 times in 2022. Each of its directors attended at least 75% of the aggregate amount of the meetings of the CohBar Board and any committee on which he or she served in 2022. In addition, the CohBar Board maintained oversight of the company’s business and operations through frequent review, consideration and discussion of matters affecting the company outside of formal CohBar Board meetings and acted by unanimous written consent to approve corporate actions on several occasions during 2022. Currently, CohBar does not have a policy requiring the CohBar Board members’ attendance at the annual meetings of its stockholders. However, all but one of its directors attended the 2022 annual meeting of stockholders. The non-attending director did not stand for re-election at the 2022 annual meeting of stockholders.

Committees of the CohBar Board

The CohBar Board currently has three standing committees: an Audit Committee, a Compensation Committee, and a Governance and Nominating Committee. Each committee is governed by a written charter that may be amended by the CohBar Board at any time. The full text of each committee charter is available on the company’s website located at www.cohbar.com or in print to any interested party who requests it. Requests should be sent to the Corporate Secretary at the address provided on page 9 of this proxy statement/prospectus.

The Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Misha Petkevich, Albion J. Fitzgerald and David Greenwood. Mr. Petkevich currently serves as the chairperson of the Audit Committee.

The CohBar Board evaluated the independence and qualification of the current directors to serve on its Audit Committee based on applicable rules of the SEC and the Nasdaq Capital Market, and determined that Messrs. Petkevich, Fitzgerald and Greenwood are each independent as defined by the standards applicable to audit committee members. The CohBar Board has also determined that each of the committee members meets the requirements of financial literacy under SEC rules and the requirements of the Nasdaq Capital Market, and that Mr. Petkevich meets the requirements for designation as an “audit committee financial expert,” as defined under SEC rules.

Each member of the Audit Committee has experience and/or an educational background that is relevant to the performance of his duties as an Audit Committee member. Mr. Petkevich has experience relevant to his role on the audit committee based on his service on the board of directors of a number of biotechnology companies and his career as an investment banker and securities analyst. Mr. Fitzgerald has gained experience relevant to performance of his Audit Committee duties in high level executive roles, including service as director and chief executive officer of both private and publicly-traded enterprise software companies. Mr. Greenwood has experience relevant to his role on the audit committee based on his service on the board of directors of a number of biotechnology companies and his career as an investment banker.

In fulfilling the duties outlined in its charter, the Audit Committee, among other things, is responsible for:

•        selecting and hiring CohBar’s independent registered public accountants, and approving the audit and non-audit services to be performed by such firm;

•        evaluating the qualifications, performance and independence of CohBar’s independent registered public accountants;

•        monitoring the integrity of CohBar’s financial statements and its compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•        reviewing the adequacy and effectiveness of CohBar’s internal control policies and procedures;

•        discussing the scope and results of the audit and interim reviews as well as operating results with management and the independent registered public accountants;

•        preparing the audit committee report that the SEC requires in CohBar’s annual proxy statement; and

•        reviewing the fees paid by CohBar to its independent registered public accountants in respect of audit and non-audit services on an annual basis.

The Audit Committee met four times during 2022, and all of the then-serving members of the Audit Committee attended each of those meetings. A copy of the full text of the Audit Committee Charter can be found on the company’s website at www.cohbar.com.

The Compensation Committee

The Compensation Committee currently comprises four independent directors, David Greenwood, Albion Fitzgerald, Misha Petkevich and Joanne Yun. Mr. Greenwood currently serves as the chairperson of the Compensation Committee. In fulfilling the duties outlined in its charter, the Compensation Committee, among other things, is responsible for:

•        reviewing and approving compensation of CohBar’s executive officers, including annual base salary, annual incentive bonuses, specific compensation goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

•        reviewing and recommending compensation goals, bonus and stock compensation criteria for CohBar’s employees;

•        preparing the compensation committee report as may be required by the SEC to be included in CohBar’s annual proxy statement;

•        administering, reviewing and making recommendations with respect to CohBar’s equity compensation plans; and

•        evaluating and providing input for non-employee director compensation arrangements for approval by the CohBar Board.

The Compensation Committee may form and delegate authority to subcommittees when it determines that the same is necessary or appropriate. The Compensation Committee may engage compensation consultants but did not do so in 2022. In 2022, CohBar’s CEO made a recommendation to the Compensation Committee for bonus payments for the CEO and CFO equal to 40% and 57.5%, respectively, of their target bonus amounts, and the Compensation Committee considered this recommendation and ultimately determined bonus payments for the CEO and CFO equal to 50% and 60%, respectively, of their target bonus amounts. In addition, CohBar’s CEO participated in discussions with the Compensation Committee and the CohBar Board in relation to director compensation and assisted in the CohBar Board’s determination to decrease the amount of non-employee director compensation beginning October 1, 2022.

The Compensation Committee met four times during 2022, and all of the then-serving members attended each of those meetings. A copy of the full text of the Compensation Committee Charter can be found on the company’s website at www.cohbar.com.

The Governance and Nominating Committee

The Governance and Nominating Committee currently comprises three independent directors, Carol Nast, Dr. Joanne Yun and Albion Fitzgerald. Ms. Nast currently serves as the chairperson of the Governance and Nominating Committee. In fulfilling the duties outlined in its charter, the Governance and Nominating Committee, among other things, is responsible for:

•        assisting the CohBar Board in identifying, interviewing and recruiting prospective director nominees;

•        recommending director nominees;

•        establishing and reviewing on an annual basis a process for identifying and evaluating nominees for the CohBar Board;

•        annually evaluating and reporting to the CohBar Board on the performance and effectiveness of the CohBar Board;

•        recommending members for each CohBar Board committee of the CohBar Board; and

•        annually presenting a list of individuals recommended for nomination for election to the CohBar Board at the annual meeting of CohBar’s stockholders.

The Governance and Nominating Committee will consider recommendations for directorships submitted by stockholders. Stockholders who wish the Governance and Nominating Committee to consider their directorship recommendations should submit their recommendations in writing to CohBar, Inc., 1455 Adams Drive, Suite 2050, Menlo Park, CA 94025, Attn: Chairman of Governance and Nominating Committee. Recommendations by stockholders that are made in accordance with these procedures and the CohBar Bylaws will receive the same consideration given to nominations made by the Governance and Nominating Committee.

Nominees may be suggested by directors, members of management, stockholders or, in some cases, by a third-party firm. In identifying and considering candidates for nomination to the CohBar Board, the Governance and Nominating Committee considers a candidate’s quality of experience, the needs of CohBar and the range of talent and experience represented on the CohBar Board. In evaluating particular candidates, the committee will review the nominee’s personal and professional integrity, judgment, experience and ability to serve the long-term interest of the stockholders. The committee will also take into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities. The committee considers matters of diversity, including gender, race and national origin, education, professional experience and differences in viewpoints and skills. While the Governance and Nominating Committee does not have a formal policy with respect to diversity, both the CohBar Board and the committee believe that it is essential that Board members represent a diverse range of experience, expertise and viewpoints, and the CohBar Board assesses its effectiveness in this regard as part of its annual self-assessment process.

The Governance and Nominating Committee met seven times during 2022 and all of the then-serving members attended each of those meetings.

A full copy of the Governance and Nominating Committee Charter can be found on the company’s website at www.cohbar.com.

Board Role in Risk Oversight

While risk management is primarily the responsibility of CohBar’s management team, the CohBar Board is responsible for overall supervision of risk management efforts as they relate to the key business risks the company faces. Management identifies, assesses and manages the risks most critical to the company’s operations and routinely advises the CohBar Board regarding those matters. Areas of material risk may include operational, financial, legal and regulatory, human capital, information technology and cybersecurity, natural disasters and pandemics and strategic and reputational risks. The Audit Committee has the responsibility to consider and discuss CohBar’s major financial risk exposures and the steps its management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of CohBar’s internal audit function. The Governance and Nominating Committee monitors the effectiveness of CohBar’s corporate governance policies, including whether they are successful in preventing illegal or improper liability-creating conduct. The Compensation Committee assesses and monitors whether any of CohBar’s compensation policies and programs has the potential to encourage excessive risk-taking. The CohBar Board’s role in risk oversight is consistent with CohBar’s leadership structure, with senior management having responsibility for assessing and managing risk exposure, and the CohBar Board and its committees providing oversight as necessary in connection with those efforts.

Board Leadership Structure

The CohBar Board has flexibility to determine whether the offices of the Chairperson of the CohBar Board and CEO should be separate. The CohBar Board, in consultation with the Governance and Nominating Committee, believes that it should have the flexibility to make this determination as circumstances require, and in a manner that it believes is best to provide appropriate leadership for CohBar. The Governance and Nominating Committee will periodically consider the CohBar Board’s leadership structure and make recommendations to change the structure as it deems appropriate. Currently, Mr. Greenwood serves as Chairman of the CohBar Board. The CohBar Board believes that this leadership structure, with Mr. Greenwood serving as the Chairman and Dr. Sarret serving as CEO, is appropriate at this time because it enables the CohBar Board, as a whole, to engage in oversight of management, promote communication and collaboration between management and the CohBar Board, and oversee governance matters, while allowing the CEO to focus on his primary responsibility, the operational leadership and strategic direction of the company.

Anti-Pledging and Anti-Hedging Policies

The directors, executive officers, and certain consultants to CohBar may not pledge CohBar stock as collateral. CohBar also prohibits all directors and executive officers from purchasing any instrument designed to offset a decrease in the value of CohBar stock owned by the person, regardless of how the person acquired his or her CohBar stock.

CohBar will provide, without charge, on the written request of any beneficial owner of shares of CohBar Common Stock entitled to vote at the CohBar Special Meeting, a copy of CohBar’s Annual Report on Form 10-K as filed with the SEC for the fiscal year ended December 31, 2022. Written requests should be mailed to CohBar, Inc., 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025, Attn: Company Secretary.

COHBAR EXECUTIVE COMPENSATION

CohBar’s named executive officers (“NEOs”) for 2022, which consist of CohBar’s principal executive officer, principal financial officer and former scientific officer, are:

•        Dr. Joseph J. Sarret, our President and Chief Executive Officer;

•        Jeffrey F. Biunno, our Chief Financial Officer, Treasurer and Secretary; and

•        Kenneth Cundy, our former Chief Scientific Officer.

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned by, awarded to or paid to CohBar’s named executive officers in the years ended December 31, 2022 and 2021:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards(3) ($)		All Other Compensation ($)	Total ($)
Dr. Joseph J. Sarret(1)(2)	2022	459,000	114,750	—		9,150	582,900
Chief Executive Officer	2021	294,231	150,000	2,768,350	(5)	1,558	3,214,138
Jeffrey F. Biunno(2)	2022	345,000	72,450	—		9,150	426,600
Chief Financial Officer	2021	291,500	87,450	435,750		8,700	823,400
Kenneth C. Cundy(4)	2022	103,205	—	—		198,611	301,816
Former Chief Scientific Officer	2021	350,000	105,000	208,200		8,700	695,502

____________

(1)      Dr. Sarret was appointed as CohBar’s Chief Executive Officer effective May 3, 2021.

(2)      All Other Compensation in 2022 and 2021 includes 401(k) contributions paid by us.

(3)      Option Awards granted in 2021 reflect the aggregate grant date fair value of the applicable stock option, calculated in accordance with Accounting Standards Codification Topic 718 as described in Note 3, Share-Based Payments, to the Annual Report on Form 10-K of CohBar for the year ended December 31, 2022, filed with the SEC on March 9, 2023.

(4)      Dr. Cundy resigned as CohBar’s Chief Scientific Officer effective March 31, 2022. All Other Compensation in 2022 includes (i) 175,000 of severance paid over a six-month period from Dr. Cundy’s resignation; (ii) $17,365 of COBRA premiums paid; and (iii) $6,246 of 401(k) contributions paid by CohBar.

(5)      For the performance-based stock option awards, CohBar computed the grant date fair value of the performance-based stock option awards based on the achievement of the performance-based stock option awards’ performance conditions at 100% of target. The aggregate grant date fair value for the performance-based stock option awards granted to Dr. Sarret is $124,150.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding stock options held by our NEOs as of December 31, 2022.

			Option Awards
Name	Grant Date(1)		Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date
			Exercisable (#)	Unexercisable (#)	Unearned (#)
Joseph J. Sarret	05/03/2021	(2)	55,973	52,362	—	40.50	05/02/2031
Jeffrey F. Biunno	04/09/2014		10,480	—	—	7.80	04/09/2024
	01/29/2017		834	—	—	72.00	01/29/2027
	03/25/2018		4,167	—	—	159.00	03/25/2028
	04/26/2021	(3)	9,723	3,612	—	41.40	04/26/2031
	12/29/2021	(4)	625	1,875	—	10.20	12/29/2031
Kenneth C. Cundy	11/20/2014		25,000	—	—	21.90	3/31/2023
	01/29/2017		16,667	—	—	72.00	3/31/2023
	04/26/2021		3,612	—	—	41.40	3/31/2023

____________

(1)      All of the options identified are subject to the provisions of the 2011 Equity Incentive Plan and the applicable option award agreement, and have a maximum term of ten years. Options to purchase 118,334 shares were granted to Dr. Sarret outside of the 2011 Equity Incentive Plan upon his hire and are inducement option awards.

(2)      The unexercisable options vest in monthly installments on the third of each month through May 3, 2025.

(3)      Options vest in 48 equal monthly installments beginning January 1, 2020.

(4)      Options vest in 48 equal monthly installments beginning December 29, 2021.

Employment Agreements

Joseph J. Sarret.    CohBar entered into an Executive Employment Agreement with Dr. Sarret, effective May 3, 2021, which sets forth conditions of Dr. Sarret’s employment as CohBar’s Chief Executive Officer. Dr. Sarret also executed CohBar’s standard form of Proprietary Information and Inventions Assignment Agreement. Dr. Sarret’s Executive Employment Agreement entitles him to an initial base salary of $450,000 annually, and he is eligible to receive an annual bonus of fifty percent of his annual salary, payable at the discretion of the Board of Directors upon achievement of performance targets established by the Board of Directors from time to time. In addition, and as an inducement for Dr. Sarret to become CohBar’s Chief Executive Officer, Dr. Sarret was granted a stock option to purchase 86,667 shares of CohBar Common Stock, which will become vested and exercisable in installments with respect to twenty-five percent of the shares on the one-year anniversary of the vesting commencement date and in thirty-six equal monthly installments thereafter, subject to Dr. Sarret’s continued service to CohBar on each applicable vesting date. Likewise, Dr. Sarret was granted a stock option to purchase 43,334 shares of CohBar Common Stock, which was subject to vesting over two years based on the achievement of certain performance criteria determined by the Board (the “Performance Option”). In December 2021, the Compensation Committee of the Board determined that Dr. Sarret had met the performance criteria as to 50% of the Performance Option, which portion vested immediately. In December 2022, Dr. Sarret provided CohBar with notice that he had forfeited his right to the remaining 50% of the Performance Option. In January 2022, Dr. Sarret’s base salary was increased to $459,000. The details of Dr. Sarret’s compensation for the years ended December 31, 2022 and 2021 are included above in the Summary Compensation Table.

The Executive Employment Agreement entitles Dr. Sarret to certain severance payments and other benefits if his employment is terminated by CohBar without “cause,” or upon his resignation for “good reason,” each as defined in the Executive Employment Agreement. Upon any such termination of Dr. Sarret’s employment, he would be entitled to receive a severance payment equal to one-hundred percent of his base salary, a prorated amount of his target bonus for the then-current fiscal year, and reimbursement for COBRA coverage elected by Dr. Sarret for himself and the members of his immediate family through the earlier of (i) one year following the termination and (ii) the date Dr. Sarret and the members of his immediate family become eligible for coverage under another employer’s plans. If Dr. Sarret’s termination without “cause” or resignation for “good reason” occurs within twelve months following a change in control of CohBar, then he would be entitled to receive a severance payment equal to one-hundred percent of his then current base salary plus one-hundred percent of his target bonus for the then-current fiscal year, reimbursement for any COBRA coverage elected by Dr. Sarret for himself and his covered dependents through the earlier of (i) twelve months following such termination and (ii) the date Dr. Sarret and his covered dependents become eligible for coverage under another employer’s plans, and one-hundred percent vesting acceleration of then-unvested and outstanding equity awards, provided that the vesting acceleration of any then-unvested and outstanding performance-based equity awards shall be deemed achieved at “target” unless provided otherwise in the applicable award agreement.

On May 22, 2023, Dr. Sarret entered into a letter agreement with CohBar, which provides for payment of a retention bonus in the amount of $803,250 to Dr. Sarret in exchange for, among other things, waiver by Dr. Sarret of his entitlement to certain severance benefits. $114,750 was paid to Dr. Sarret upon execution of the Merger Agreement and $688,500 is payable to Dr. Sarret upon the earliest to occur of (a) termination of the Merger Agreement, (b) the closing of the Merger and (c) the End Date (as defined in the Merger Agreement); provided that Dr. Sarret has not terminated his employment with CohBar prior to such time.

Jeffrey F. Biunno.    CohBar entered into an Executive Employment Agreement with Mr. Biunno, dated November 27, 2013, which, as amended on July 11, 2016 and again on May 22, 2023, sets forth certain conditions of Mr. Biunno’s at-will employment with CohBar. Mr. Biunno also executed CohBar’s standard form of Proprietary Information and Inventions Assignment Agreement. The Executive Employment Agreement includes his initial base salary, discretionary annual incentive bonus opportunity, certain initial equity incentive awards and standard employee benefit plan participation. The details of Mr. Biunno’s compensation for the years ended December 31, 2022 and 2021 are included above in the Summary Compensation Table. In January 2022, Mr. Biunno’s base salary was increased to $345,000 per annum and Mr. Biunno’s target bonus was increased to thirty-five percent of his base salary.

The Executive Employment Agreement entitles Mr. Biunno to certain severance payments and other benefits if his employment is terminated by CohBar without “cause,” or upon his resignation for “good reason,” each as defined in the Executive Employment Agreement. Upon any such termination of Mr. Biunno’s employment, he would be entitled to a severance payment in an aggregate gross amount equal to 100% of his then current base salary, and reimbursement for any COBRA coverage elected by Mr. Biunno for himself and the members of his immediate family for a period of six months following such termination. Additionally, any options that would have vested during the twelve-month period immediately following his termination date would vest and become exercisable immediately.

On May 22, 2023, Mr. Biunno entered into a letter agreement with CohBar, which provides for payment of a retention bonus in the amount of $393,300 to Mr. Biunno in exchange for, among other things, waiver by Mr. Biunno of his entitlement to certain severance benefits. $116,300 will be paid to Mr. Biunno by the end of the second quarter of 2023 and $277,000 will be paid to Mr. Biunno by the end of the third quarter of 2023. Up to $345,000 of the bonus payable to Mr. Biunno will be required to be repaid to CohBar on a prorated basis in the event Mr. Biunno resigns from his employment with CohBar prior to the earliest to occur of (a) termination of the Merger Agreement, (b) the closing of the Merger and (c) the End Date.

Kenneth C. Cundy.    CohBar entered into an Executive Employment Agreement with Dr. Cundy, dated November 17, 2014, which set forth certain conditions of Dr. Cundy’s at-will employment with CohBar as CohBar’s Chief Scientific Officer. Dr. Cundy also executed CohBar’s standard form of Proprietary Information and Inventions Assignment Agreement. The Executive Employment Agreement included his initial base salary, discretionary annual incentive bonus opportunity, certain initial equity incentive awards and standard employee benefit plan participation. The details of Dr. Cundy’s compensation for the years ended December 31, 2022 and 2021 are included above in the Summary Compensation Table.

The Executive Employment Agreement entitled Dr. Cundy to certain severance payments and other benefits if his employment was terminated by CohBar without “cause,” or upon his resignation for “good reason,” each as defined in the Executive Employment Agreement. Dr. Cundy’s employment ended on March 31, 2022. Prior to his final day of employment and in consideration of his transitional services, Dr. Cundy continued to receive his regular base salary. Upon the termination of Dr. Cundy’s employment, in exchange for a release and waiver of claims and in lieu of the severance payments and benefits set forth in his Executive Employment Agreement, he received (i) severance payments paid in consecutive installments totaling $175,000, which is equal to six months of his base salary, (ii) payment for six months of COBRA premiums, paid in consecutive installments by CohBar, for Dr. Cundy and his eligible dependents, (iii) acceleration of Dr. Cundy’s stock option, granted on April 26, 2021 as if Dr. Cundy had remained in service for an additional twelve months and (iv) an extension of the exercise period of Dr. Cundy’s outstanding options to a period of twelve months following his final date of employment.

Perquisites and Other Benefits

Historically, CohBar has not provided significant perquisites or other personal benefits to its executive officers. CohBar’s executive officers are eligible to participate in CohBar’s medical, dental, vision, 401(k), life, and disability plans and programs on substantially the same terms as eligible non-executive employees, subject to legal limits on the amounts that may be contributed or paid to executive officers under these plans. CohBar does not have a pension plan that provides for payments to any of our executives at, following, or in connection with retirement and does not plan to establish one in the near future. In 2022, the CohBar made safe harbor contributions to its executive officers’ 401(k) accounts. CohBar may provide perquisites or other personal benefits in limited circumstances, such as where CohBar believes it is appropriate to assist an individual executive officer in the performance of his or her duties, to make CohBar’s executive officers more efficient and effective, and for recruitment, motivation or retention purposes. CohBar does not expect that these perquisites or other personal benefits will be a significant aspect of its executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

COHBAR DIRECTOR COMPENSATION

Director Compensation Policy

Beginning October 1, 2022, all non-employee directors received annual cash retainers of $40,000, except for Mr. Greenwood, the Chairman of the Board, who received an annual cash retainer of $70,000. In addition, each member of the Audit, Compensation and Governance and Nominating Committees received an annual cash retainer in the amount of $7,500, $5,000 and $4,000, respectively. Prior to October 1, 2022, all non-employee directors received annual cash retainers of $60,000, except for Mr. Greenwood, the Chairman of the Board, who received an annual cash retainer of $180,000. In addition, each member of the Audit, Compensation and Governance and Nominating Committees received an annual cash retainer in the amount of $5,000, $3,000 and $1,500, respectively.

In connection with her appointment to the Board, Ms. Tozzo received an award of options to purchase 6,667 shares of the CohBar Common Stock, subject to vesting over a four-year period. This is consistent with CohBar’s current general practice to provide newly appointed directors with a stock option award to purchase up to 6,667 shares of common stock, which vests monthly over a four-year period.

All directors are entitled to reimbursement of ordinary expenses incurred in connection with attendance at meetings CohBar’s Board.

2022 Director Compensation

The following table sets forth information for the year ended December 31, 2022 regarding the compensation awarded to, earned by or paid to CohBar’s non-employee directors. Dr. Sarret, CohBar’s current CEO and director, is not included in the table below, as he was an employee and received no compensation for his service as a director. The compensation received by Dr. Sarret as an employee is shown in the “Executive Compensation — Summary Compensation Table” above.

Name	Total Fees Paid in Cash ($)	Grant Date Fair Value of Stock Option	Total Fees from Awards or Paid in Cash ($)
David Greenwood	171,875	—	171,875
Albion J. Fitzgerald	66,250	—	66,250
Phyllis Gardner(1)	32,000	—	32,000
Carol Nast	65,750	—	65,750
Misha Petkevich	73,500	—	73,500
Stephanie Tozzo	27,137	30,400	57,537
Joanne Yun	58,125	—	58,125

____________

(1)      Dr. Gardner served on the Board until the end of her term in June 2022.

Outstanding Equity Awards

The following table sets forth certain information regarding outstanding stock options held by CohBar directors (excluding CohBar’s NEOs) as of December 31, 2022.

Name	Outstanding(1)	Vested(1)
David Greenwood	23,334	13,056
Albion Fitzgerald	25,000	21,112
Carol Nast	6,667	2,292
Misha Petkevich	13,334	8,056
Stephanie Tozzo	6,667	695
Joanne Yun	6,667	2,153
Phyllis Gardner	—	—

____________

(1)      All of the options identified are subject to the provisions of the 2011 Equity Incentive Plan and the applicable option award agreement and have a maximum term of ten years.

COHBAR EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about CohBar’s equity compensation plan as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(c)
Equity compensation plans approved by stockholders	221,207		$46.35	161,178	(1)
Equity compensation plans not approved by stockholders	125,758	(2)	$33.56	—
Total	346,965		$41.71	167,178

____________

(1)      Consists of securities for two equity compensation plans approved by CohBar’s stockholders, (i) an incentive stock plan, the Amended and Restated 2011 Equity Incentive Plan, as amended (the “2011 Plan”), under which CohBar has granted stock options to employees, non-employee directors and consultants; and (ii) an Employee Stock Purchase Plan, which allows employees of CohBar to purchase shares through payroll deductions during set offering periods.

(2)      Consists of inducement stock options granted to CohBar’s Chief Executive Officer pursuant to an employment agreement, warrants issued to CohBar’s former Chief Operating Officer pursuant to an employment agreement, warrants issued to four consultants pursuant to consulting agreements, and warrants issued to the Alzheimer’s Drug Discovery Foundation.

MORPHOGENESIS EXECUTIVE COMPENSATION

Following completion of the Merger, certain executive officers of Morphogenesis will become executive officers of the combined company. This section sets forth historical compensation for the following executive officers of Morphogenesis as of December 31, 2022, which are referred to herein as the “Morphogenesis named executive officers” or “Morphogenesis NEOs,” each of whom is expected to become an executive officer of the combined company.

•        James Bianco, M.D., President and Chief Executive Officer; and

•        Dan Dearborn, Chief Financial Officer.

Summary Compensation Table

The following table summarizes the compensation earned by, awarded to or paid to the Morphogenesis named executive officers in the years ended December 31, 2022 and 2021:

Name and Principal Position	Fiscal Year	Salary ($)(2)	Bonus ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Dr. James Bianco(1)	2022	$400,000	400,000	$0	83	$800,083
President and Chief Executive Officer	2021	$200,000	200,000	$507,000	35,054	$942,054
Dan Dearborn	2022	$220,000	88,000	$453,000	108	$761,108
Chief Financial Officer	2021	$225,900	88,000	$0	84	$308,084

____________

(1)      Dr. Bianco was appointed as Morphogenesis’ Chief Executive Officer effective July 1, 2021.

(2)      Amounts in this column for Dr. Bianco in fiscal 2021 represent salary earned by him following the commencement of his employment. Amounts in this column for Mr. Dearborn in fiscal 2021 include $5,900 in interest, which was paid on $173,451 of salary he deferred at the request of Morphogenesis, which was paid in full in fiscal 2021.

(3)      Amounts in this column represent (i) discretionary annual incentive bonuses earned for performance in fiscal 2021, which were paid in 2022 and (ii) discretionary annual incentive bonuses earned for performance in fiscal 2022, which were paid in 2023. For more information regarding the annual bonuses, see “— Narrative Disclosure to Summary Compensation Table — Annual Bonuses” below.

(4)      Amounts in this column represent the aggregate grant date fair value of stock options awarded during 2022 and 2021, computed in accordance with FASB Accounting Standards Codification Topic 718. For more information regarding the assumptions used in this calculation, see Note 11 to Morphogenesis’ financial statements included in this proxy statement/prospectus.

(5)      Amounts in this column represent (i) life insurance premiums paid by Morphogenesis on behalf of Dr. Bianco and Mr. Dearborn and (ii) a relocation reimbursement approved by the Morphogenesis Board in the amount of $35,000 for Dr. Bianco’s relocation near Morphogenesis’ headquarters in fiscal 2021. For more information regarding other compensation awarded or paid to the Morphogenesis named executive officers, see “— Narrative Disclosure to Summary Compensation Table — Other Compensation” below.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

Dr. James Bianco.    On May 22, 2023, Morphogenesis entered into a first amended and restated employment agreement with Dr. Bianco under which Dr. Bianco serves as Morphogenesis’ President and Chief Executive Officer for an initial term of two years, unless earlier terminated. Dr. Bianco’s employment agreement provides that he will serve as the President and Chief Executive Officer of the combined company following the Merger. Upon the expiration of the initial two-year term, the term of Dr. Bianco’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Dr. Bianco’s annual base salary is $463,734, to be reviewed periodically by the Morphogenesis Board or any compensation committee thereof. Dr. Bianco is also eligible for consideration to receive an annual incentive bonus of up to 125% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by Morphogenesis Board or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the Morphogenesis Board or any compensation committee thereof. Dr. Bianco must remain employed on the date any bonus is to be paid to receive such bonus. Dr. Bianco’s employment agreement also provides that Morphogenesis will pay for a $2,000,000 term life insurance policy for the benefit of Dr. Bianco’s designated beneficiaries. Dr. Bianco’s employment agreement provides that if Dr. Bianco’s employment is terminated for any reason, Dr. Bianco shall receive any base salary that had accrued but not been paid, payment of accrued and unused vacation time, and any reimbursement due to him pursuant to his employment agreement (“Accrued Obligations”). Additionally, if Dr. Bianco is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by Morphogenesis within 30 days of the termination, (A) Morphogenesis is obligated to pay to Dr. Bianco (i) his Accrued Obligations, (ii) two years of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for two years or until other health insurance is obtained by Dr. Bianco and (B) any unvested portion of any outstanding options or unvested shares of Morphogenesis Common Stock granted to Dr. Bianco will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Dr. Bianco’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Dr. Bianco’s employment agreement), Dr. Bianco’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary. Dr. Bianco’s employment agreement also provides that at each annual meeting of Morphogenesis’ stockholders prior to the closing of the Merger, Morphogenesis will nominate Dr. Bianco to serve as a member of the Morphogenesis Board, provided, that Dr. Bianco’s service as such will be subject to any required stockholder approval.

Dan Dearborn.    On May 22, 2023, Morphogenesis entered into a first amended and restated employment agreement with Mr. Dearborn under which Mr. Dearborn serves as Morphogenesis’ Chief Financial Officer for an initial term of two years, unless earlier terminated. Mr. Dearborn’s employment agreement also provides that he will serve as the Chief Financial Officer of the combined company following the Merger. Upon the expiration of the initial two-year term, the term of Mr. Dearborn’s employment agreement will automatically extend, upon the same terms and conditions, for additional periods of one year, unless, either party gives 90 days’ prior notice of its intention not to extend the term. Mr. Dearborn’s annual base salary is $339,101, to be reviewed periodically by the Morphogenesis Board or any compensation committee thereof. Mr. Dearborn is also eligible for consideration to receive an annual incentive bonus up to 100% of his base salary and a discretionary bonus. The amount of any incentive bonus is to be established annually based on objectives determined by the Morphogenesis Board or any compensation committee thereof, and the timing and amount of any discretionary bonus is to be determined at the sole discretion of the Morphogenesis Board or any compensation committee thereof. Mr. Dearborn must remain employed on the date any bonus is to be paid to receive such bonus. Mr. Dearborn’s employment agreement provides that if Mr. Dearborn’s employment is terminated for any reason, Mr. Dearborn shall receive his Accrued Obligations. Additionally, if Mr. Dearborn is terminated without cause, including by notice of non-extension of his employment agreement, or he resigns for good reason, as such terms are defined in his employment agreement, and he executes a release of claims in the form prescribed by Morphogenesis within 30 days of the termination, (A) Morphogenesis is obligated to pay to Mr. Dearborn (i) his Accrued Obligations, (ii) one year of his base salary plus an amount equal to the average of his two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for one year or until other health insurance is obtained by Mr. Dearborn and (B) any unvested portion of any outstanding options or unvested shares of Morphogenesis Common Stock granted to Mr. Dearborn will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of his separation. If Mr. Dearborn’s termination occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in Mr. Dearborn’s employment agreement), Mr. Dearborn’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary.

Base Salaries

The base salaries for Dr. Bianco and Mr. Dearborn for fiscal 2022 were established in connection with their appointment. Dr. Bianco’s salary was pro-rated in fiscal 2021 based on his employment commencement date. The table below sets forth the base salary as of December 31, 2022, for each Morphogenesis NEO.

Name	Base Salary (as of 12/31/2022)
Dr. James Bianco	$400,000
Dan Dearborn	$220,000

Annual Bonuses

Each Morphogenesis NEO is eligible to receive an annual incentive bonus based on objectives determined by the Morphogenesis Board or any compensation committee thereof.

A target annual bonus, as a percentage of base salary, is established for each Morphogenesis NEO, as set forth in the table below. Following review of individual performance during fiscal 2022, the Morphogenesis Board (or the compensation committee, as applicable) determined that it was appropriate to award the following annual bonuses for fiscal 2022.

Name	Target Bonus (% of Salary)	2022 Annual Bonus
Dr. James Bianco	100%	$400,000
Dan Dearborn	40%	$88,000

Equity Awards

Morphogenesis has historically provided long-term incentive compensation to the Morphogenesis named executive officers through grants of stock options to purchase shares of Morphogenesis Common Stock under the Morphogenesis Amended and Restated Equity Incentive Plan (the “Morphogenesis Equity Plan”).

Retirement Plans

Morphogenesis maintains a 401(k) plan for employees, although it does not currently make matching contributions to such plan. Except for the 401(k) plan, Morphogenesis has not had and currently does not have a pension or other retirement plan or a nonqualified deferred compensation plan.

Other Compensation

All Morphogenesis named executive officers are eligible to participate in Morphogenesis’ employee benefit plans, including its medical, dental, vision, life and disability insurance plans, in each case on the same basis as all other employees of Morphogenesis, provided that the company pays all premiums for the medical, dental, and vision plans for Morphogenesis executive officers. For the Morphogenesis’ NEO’s, the company pays for and on behalf of each Morphogenesis NEO life insurance premiums. Morphogenesis generally does not provide perquisites or personal benefits to its named executive officers, except in limited circumstances. For fiscal year ending 2021, the Morphogenesis Board approved a $35,000 relocation expense reimbursement for Dr. Bianco to relocate closer to Morphogenesis’ headquarters in Tampa, FL.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information regarding outstanding stock options held by Morphogenesis named executive officers as of December 31, 2022.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Dr. James Bianco	1,750,000	250,000	(1)	$0.66	7/1/2031
President and Chief Executive Officer
Dan Dearborn	190,000	—		$0.40	1/17/2026
Chief Financial Officer	382,550	—		$0.40	12/20/2026
		1,300,000	(2)	$0.66	11/15/2032

____________

(1)      This option vests, in arrears, in 24 equal monthly installments over two years from the grant date of July 1, 2021, subject to his continuous service on each vesting date.

(2)      This option vests, in arrears, in three equal annual installments over three years from the grant date of November 15, 2022, subject to his continuous service on each vesting date.

Additional Narrative Disclosure

Potential Payments Upon Termination or Change in Control

Under the employment agreements with the Morphogenesis NEOs, in the event the Morphogenesis NEO is terminated by Morphogenesis other than for “Cause” or by the Morphogenesis NEO for “Good Reason,” the Morphogenesis NEO will be eligible for the following severance benefits if he executes a release of claims in the form prescribed by Morphogenesis within 30 days of the termination: (A) payment of (i) employee’s Accrued Obligations, (ii) two years of base salary in the case of Dr. Bianco or one year of base salary in the case of Mr. Dearborn, plus an amount equal to the average of such employee’s two prior years’ bonuses, paid in one lump sum within 30 days of the separation, and (iii) reimbursement for monthly premiums to continue health insurance for two years in the case of Dr. Bianco or one year in the case of Mr. Dearborn or until other health insurance is obtained by such employee and (B) any unvested portion of any outstanding options or unvested shares of Morphogenesis Common Stock granted to such employee will immediately vest and become exercisable and will remain exercisable for a period of seven years following the date of such employee’s separation. If the termination of the Morphogenesis NEO occurs upon the same circumstances, except that it occurs immediately prior to, upon, or within two years following a Change of Control (as defined in the Morphogenesis NEO’s employment agreements), the Morphogenesis NEO’s bonus payment will instead be an amount equal to the greater of the average of the two prior years’ bonuses or 50% of his base salary. The Merger is not deemed a Change of Control for purposes of the Morphogenesis NEO employment agreements.

For purposes of the employment agreements and the outstanding stock options: “Cause” is defined as (i) gross negligence or willful misconduct in the performance of employee’s duties to Morphogenesis after written notice to employee and the failure to cure same within ten business days after receipt of written notice; (ii) refusal or failure to act in accordance with any lawful specific direction or order of the Morphogenesis Board after written notice to employee of such refusal or failure and failure to cure the same within ten days after receipt of written notice; (iii) commission of any act of fraud with respect to Morphogenesis; (iv) employee’s material breach of any written agreement or material policy of Morphogenesis after written notice to employee of such breach and failure to cure, if curable, the same within ten business days after receipt of written notice; and (v) employee’s conviction of, or plea of nolo contendre to, a crime which adversely affects Morphogenesis’ business or reputation, in each case as determined by the Morphogenesis Board; (vi) employee’s willful unauthorized disclosure of Confidential Information (as defined in Morphogenesis’ confidential disclosure policy); (vii) continued or excessive absences or tardiness, after an official warning has been issued and failure to cure (not including authorized leaves of absence, FMLA leave, or absences that are a result of an accommodation under ADA).

Summary Description of the Morphogenesis Equity Plan

The Morphogenesis Equity Plan was approved by the Morphogenesis Board and its stockholders in January 2019. The Morphogenesis Equity Plan, which amended and restated the Morphogenesis 2016 Stock Option Plan, provides for the issuance of up to 20,000,000 shares of Morphogenesis Common Stock, which includes the amount of outstanding awards made pursuant to the Morphogenesis 2016 Stock Option Plan. The Morphogenesis Equity Plan allows for awards of incentive stock options to Morphogenesis’ employees, nonqualified stock options to Morphogenesis’ directors, restricted stock, restricted stock units, and other stock-based awards. The following is a summary of certain terms and conditions of the Morphogenesis Equity Plan.

Administration.    The Morphogenesis Equity Plan is administered by the Morphogenesis Board or the compensation committee thereof, or any other committee or subcommittee thereof or one or more of Morphogenesis’ officers to whom authority has been delegated (collectively, the “Administrator”). The Administrator has the authority to interpret the Morphogenesis Equity Plan and award agreements entered into with respect to the Morphogenesis Equity Plan; to adopt, amend, and repeal rules and regulations relating to the Morphogenesis Equity Plan; to correct any defect, supply any omission or reconcile any inconsistency in, the Morphogenesis Equity Plan or any award agreement covering an award; and to take any other actions needed to administer the Morphogenesis Equity Plan.

Eligibility.    The Administrator may designate any of the following as a participant under the Morphogenesis Equity Plan: any officer or employee of Morphogenesis or of affiliates of Morphogenesis; and consultants and advisors of Morphogenesis or of affiliates of Morphogenesis, and Morphogenesis’ directors, including non-employee directors.

Types of Awards.    The Morphogenesis Equity Plan permits the Administrator to grant stock options, restricted stock, restricted stock units, or any other type of award permitted under the Morphogenesis Equity Plan. The Administrator may grant any type of award to any participant it selects, but only Morphogenesis employees may receive grants of incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Awards may be granted alone or in addition to, in tandem with, or (subject to the repricing provision described below) in substitution for any other award (or any other award granted under another plan of Morphogenesis or any affiliate of Morphogenesis, including the plan of an acquired entity).

Shares Reserved Under the Morphogenesis Equity Plan.    The Morphogenesis Equity Plan provides that 20,000,000 shares of Morphogenesis Common Stock are reserved for issuance under the Morphogenesis Equity Plan, which includes the amount of any outstanding awards made pursuant to the Morphogenesis 2016 Stock Option Plan that was amended and restated by the Morphogenesis Equity Plan. The number of shares reserved for issuance under the Morphogenesis Equity Plan will be reduced on the date of the grant of any award by the maximum number of shares, if any, that may be issuable under the award. If (a) an award expires, is terminated, surrendered or canceled without issuance of shares, (b) is forfeited in whole or in part (including as the result of shares of Morphogenesis Common Stock subject to such award being repurchased by Morphogenesis at the original issuance price pursuant to a contractual repurchase right), or (c) results in any Morphogenesis Common Stock not being issued, then those unused shares are added back to the reserve and may again be used for new awards under the Morphogenesis Equity Plan. Further, shares of Morphogenesis Common Stock tendered to Morphogenesis by a participant of the plan to exercise an award shall be added to the number of shares available for grant under the Morphogenesis Equity Plan. However, in the case of incentive stock options, the two immediately preceding sentences shall be subject to any limitations under the Code.

Options.    The Administrator may grant stock options and determine all terms and conditions of each stock option, which include the number of stock options granted, whether a stock option is to be an incentive stock option or non-qualified stock option, and the grant date for the stock option. However, the exercise price per share of Morphogenesis Common Stock may never be less than the fair market value of a share such common stock on the date of grant and the expiration date may not be later than 10 years after the date of grant. Stock options will be exercisable and vest at such times and be subject to such restrictions and conditions as are determined by the Administrator.

Other Stock-Based Awards.    The Administrator may grant to any participant shares of Morphogenesis Common Stock and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Morphogenesis Common Stock or other property. Such other stock-based awards may also be available as a form of payment in the settlement of other awards granted under the Morphogenesis Equity Plan or as payment in lieu of compensation to which a participant under the plan is entitled. Other stock-based awards may be paid in shares of Morphogenesis Common Stock or cash, as the Morphogenesis Board shall determine.

Transferability.    Awards are not transferable, other than by will or the laws of descent and distribution, or by gift or domestic relations orders to family members (as defined in Rule 701 under the Securities Act).

Adjustments.    In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Morphogenesis Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under the Morphogenesis Equity Plan, (ii) the number and class of securities and exercise price per share of each outstanding option, (iii) the number of shares subject to and the repurchase price per share subject to each outstanding restricted stock award and (iv) the share and per-share-related provisions and the purchase price, if any, of each outstanding other stock-based award, shall be equitably adjusted by Morphogenesis (or substituted awards may be made, if applicable) in the manner determined by the Morphogenesis Board. Additionally, in the event Morphogenesis effects a split of the Morphogenesis Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an option holder who exercises an option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Morphogenesis Common Stock acquired upon such option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

If (a) Morphogenesis is involved in a merger or consolidation in which all shares of Morphogenesis Common Stock are changed or exchanged or is cancelled; (b) any transfer or disposition of all shares of Morphogenesis Common Stock for cash; or (c) any liquidation or dissolution of Morphogenesis, then the Administrator will, in a manner it deems equitable, make the adjustments as outlined in the Morphogenesis Equity Plan.

Term of Plan.    Unless earlier terminated by the Morphogenesis Board, the Morphogenesis Equity Plan will terminate on, and no further awards may be granted, after the 10th anniversary of its effective date.

Termination and Amendment of Plan.    The Morphogenesis Board may amend, suspend or terminate the Morphogenesis Equity Plan at any time, subject to the following limitations: stockholders must approve any amendment to the Morphogenesis Equity Plan if Morphogenesis determines that such approval is required by the Code.

Amendment, Modification, Cancellation and Disgorgement of Awards.    Subject to the requirements of the Morphogenesis Equity Plan, the Morphogenesis Board may amend, modify or terminate any outstanding award, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonqualified stock option. The participant’s consent to such action is required unless (i) the Morphogenesis Board determines that the action, considering any related action, does not materially and adversely affect the participant’s rights under the Morphogenesis Equity Plan or (ii) the change is permitted pursuant to the adjustment provisions of the Morphogenesis Equity Plan.

Repricing and Backdating.    The Morphogenesis Board may, without stockholder approval, amend any outstanding award granted under the Morphogenesis Equity Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding award. The Morphogenesis Board may also, without stockholder approval, cancel any outstanding award (whether granted under the Morphogenesis Equity Plan) and grant in substitution therefor new awards under the Morphogenesis Equity Plan covering the same or a different number of shares of Morphogenesis Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled award.

MORPHOGENESIS DIRECTOR COMPENSATION

During its fiscal year ended December 31, 2022, Morphogenesis did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors, nor did any non-employee director receive any compensation for serving on Morphogenesis’s board of directors. Dr. Bianco, Morphogenesis’ President and Chief Executive Officer, did not receive any additional compensation for his service as a member of the Morphogenesis Board. Please see “Morphogenesis Executive Compensation — Summary Compensation Table” above for the compensation earned by or paid to Dr. Bianco in fiscal 2022.

MATTERS BEING SUBMITTED TO A VOTE OF COHBAR STOCKHOLDERS

PROPOSAL NO. 1 — THE NASDAQ STOCK ISSUANCE PROPOSAL

General

At the CohBar Special Meeting, CohBar stockholders will be asked to approve (i) the issuance of shares of CohBar Common Stock to the stockholders of Morphogenesis pursuant to the Merger Agreement, which shares of CohBar Common Stock will represent more than 20% of the shares of CohBar Common Stock outstanding immediately prior to the Merger and (ii) the change of control of CohBar resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Immediately after the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger Morphogenesis equityholders would own approximately 77% of the combined company, pre-Merger CohBar equityholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger).

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of CohBar Common Stock in the Merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reason for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of CohBar Common Stock in the Merger exceeds the 20% threshold under the Nasdaq Listing Rules and is expected to represent approximately 86% of CohBar Common Stock immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), CohBar must obtain the approval of CohBar stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of CohBar, a Nasdaq-listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), CohBar must obtain the approval of CohBar stockholders of the change of control of CohBar resulting from the Merger.

Required Vote

The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of the Nasdaq Stock Issuance Proposal. Abstentions and broker non-votes, if any, will have no effect on the Nasdaq Stock Issuance Proposal.

The Merger is conditioned upon the approval of the Nasdaq Stock Issuance Proposal. Notwithstanding the approval of the Nasdaq Stock Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Nasdaq Stock Issuance Proposal will not be effected.

Certain stockholders of Morphogenesis (solely in their respective capacities as Morphogenesis stockholders) and certain officers and directors of CohBar have agreed to vote any shares of Morphogenesis Common Stock or CohBar Common Stock owned by them in favor of the Nasdaq Stock Issuance Proposal. See “Agreements Related to the Merger — Support Agreements” for more information.

THE COHBAR BOARD RECOMMENDS A VOTE “FOR”
THE NASDAQ STOCK ISSUANCE PROPOSAL.

PROPOSAL NO. 2 — THE AUTHORIZED SHARE Increase PROPOSAL

General

At the CohBar Special Meeting, CohBar stockholders will be asked to approve a proposal to adopt an amendment to the CohBar Charter to increase the number of authorized shares of CohBar Common Stock from 12,000,000 shares to 200,000,000 shares and to increase the number of authorized shares of CohBar Preferred Stock from 5,000,000 to 20,000,000 shares.

The CohBar Charter currently authorizes 12,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share, of which 2,906,926 shares of common stock and no shares of preferred stock were outstanding as of August 31, 2023, the record date for the CohBar Special Meeting.

CohBar Common Stock is all of a single class, with equal voting, distribution, liquidation and other rights. The additional CohBar Common Stock to be authorized by adoption of the amendment would have rights identical to CohBar’s currently outstanding common stock.

The current CohBar Charter authorizes the CohBar Board to issue the 5,000,000 currently authorized shares of preferred stock as “blank check” preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The additional CohBar Preferred Stock to be authorized by adoption of the amendment would also be “blank check” preferred stock, the terms of which may be established by the combined company’s board without stockholder approval in the same manner as the currently authorized preferred stock.

The form of certificate of amendment to the CohBar Charter to increase the number of authorized shares of CohBar Common Stock and Preferred Stock, which the CohBar Board approved and declared advisable on August 31, 2023, is attached as Annex I to this proxy statement/prospectus. If CohBar’s stockholders approve this proposal, subject to the discretion of the CohBar Board, CohBar intends to file a certificate of amendment to the CohBar Charter with the Secretary of State of the State of Delaware prior to the Effective Time. In the event that the CohBar Board determines to effect the Authorized Share Increase that is the subject of this Proposal No. 2 and the Reverse Stock Split that is the subject of Proposal No. 3, assuming that each proposal is approved by the CohBar stockholders, the size of the Authorized Share Increase to be included in a certificate of amendment would not be affected by the size of the Reverse Stock Split.

Background and Reasons for the Authorized Share Increase

As described in greater detail in Proposal No. 1, CohBar will be required to issue shares of CohBar Common Stock to Morphogenesis stockholders pursuant to the terms of the Merger Agreement. In addition, if Proposal No. 7 is approved, CohBar will reserve additional shares of CohBar Common Stock for future issuance under the 2023 Equity Incentive Plan.

The CohBar Board believes that as a result of the foregoing, the number of authorized shares of CohBar Common Stock that would be authorized and unissued and not reserved for issuance will not be an adequate number of shares to assure that there will be sufficient shares available for (i) the issuance of shares of CohBar Common Stock to Morphogenesis stockholders pursuant to the terms of the Merger Agreement, (ii) the issuance of shares CohBar Common Stock in connection with the Stock Dividend and pursuant to the terms of the Merger Agreement,(iii) future issuance under the 2023 Equity Incentive Plan and (iv) the issuance of shares CohBar Common Stock underlying CohBar’s stock options and warrants. In addition, there will not be sufficient shares available for issuance in connection with possible future acquisitions, equity and equity-based financings, possible future awards under employee benefit plans and other corporate purposes. Therefore, the CohBar Board has determined that it is in the best interests of CohBar and its stockholders to amend the CohBar Charter as described herein.

Except for (i) the issuance of shares of CohBar Common Stock to Morphogenesis stockholders pursuant to the terms of the Merger Agreement, which is the subject of Proposal No. 1 and which is described elsewhere in this proxy statement/prospectus, (ii) the issuance of shares CohBar Common Stock pursuant to the Stock Dividend pursuant to the terms of the Merger Agreement, which is described elsewhere in this proxy statement/prospectus, (iii) the issuance of shares pursuant to the Initial Financing and, if applicable, the Second Financing, (iv) future issuance under the 2023 Equity Incentive Plan, which is the subject of Proposal No. 7 and which is described elsewhere in this proxy statement/prospectus, and (v) the issuance of shares CohBar Common Stock underlying CohBar’s stock options and warrants, CohBar does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Possible Effects of the Amendment

If the amendment to the CohBar Charter is approved, the additional authorized shares would be available for issuance at the discretion of the CohBar Board and without further stockholder approval, except as may be required by law or the rules of The Nasdaq Stock Market on which CohBar Common Stock is listed. The additional shares of authorized common stock would have the same rights and privileges as the shares of CohBar Common Stock currently issued and outstanding. Holders of CohBar Common Stock have no preemptive rights. The additional shares of preferred stock would, just like the currently authorized shares of CohBar Preferred Stock, be “blank check” preferred stock, the terms of which may be established by the combined company’s board without stockholder approval in the same manner as the currently authorized preferred stock.

The issuance of additional shares of CohBar Common Stock and CohBar Preferred Stock may, among other things, have a dilutive effect on earnings per share and on stockholders’ equity and voting rights. Furthermore, future sales of substantial amounts of CohBar Common Stock, or the perception that these sales might occur, could adversely affect the prevailing market price of CohBar Common Stock or limit CohBar’s ability to raise additional capital. Stockholders should recognize that, as a result of this proposal, they will own a smaller percentage of shares relative to the total authorized shares of CohBar than they presently own.

Required Vote

The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of the Authorized Share Increase Proposal. Abstentions and broker non-votes, if any, will have no effect on the Authorized Share Increase Proposal.

The Merger is conditioned upon the approval of the Authorized Share Increase Proposal. Notwithstanding the approval of the Authorized Share Increase Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Authorized Share Increase Proposal will not be effected.

Certain stockholders of Morphogenesis (solely in their respective capacities as Morphogenesis stockholders) and certain officers and directors of CohBar have agreed to vote any shares of Morphogenesis Common Stock or CohBar Common Stock owned by them in favor of the Authorized Share Increase Proposal. See “Agreements Related to the Merger — Support Agreements” for more information.

THE COHBAR BOARD RECOMMENDS A VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL.

PROPOSAL NO. 3 — THE REVERSE STOCK SPLIT PROPOSAL

General

At the CohBar Special Meeting, CohBar stockholders will be asked to approve a proposal to adopt an amendment to the CohBar Charter to effect a reverse stock split, which is referred to herein as the Reverse Stock Split, of CohBar’s issued common stock by a ratio of not less than 1-for-1.5 and not more than 1-for-10, such ratio and the implementation and timing of the Reverse Stock Split to be determined in the discretion of the CohBar Board as described below.

The form of certificate of amendment to the CohBar Charter to effect the Reverse Stock Split, which the CohBar Board approved and declared advisable on August 31, 2023, is attached as Annex I to this proxy statement/prospectus.

The final ratio and the effectiveness of the Reverse Stock Split will be determined in the discretion of the CohBar Board in consultation and cooperation with Morphogenesis prior to the effective time of the Reverse Stock Split and will be publicly announced by CohBar prior to such effective time of the Reverse Stock Split, or if the Nasdaq Stock Issuance Proposal is not approved, the CohBar Board may elect to proceed with the Reverse Stock Split and the final ratio and the effectiveness of the Reverse Stock Split will be determined in the discretion of the CohBar Board.

The CohBar Board may effect only one Reverse Stock Split in connection with this Proposal No. 3. CohBar believes that enabling the CohBar Board to set the final ratio of the Reverse Stock Split within the stated range will provide it with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for CohBar’s stockholders. In determining a ratio of the Reverse Stock Split, if any, following the receipt of stockholder approval, the CohBar Board may consider, among other things, factors such as:

•        the historical trading prices and trading volume of CohBar Common Stock;

•        the number of shares of CohBar Common Stock outstanding;

•        the then-prevailing trading price and trading volume of CohBar Common Stock and the anticipated or actual impact of the Reverse Stock Split on the trading price and trading volume for CohBar Common Stock;

•        the anticipated impact of a particular ratio on CohBar’s ability to reduce administrative and transactional costs; and

•        prevailing general market and economic conditions.

CohBar reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed ratios for the Reverse Stock Split, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of CohBar and the CohBar Stockholders. The CohBar Board must determine to effect the Reverse Stock Split.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

The CohBar Board approved the proposal approving the Reverse Stock Split for the following reasons:

•        the CohBar Board believes effecting the Reverse Stock Split may be an effective means of ensuring that the combined company can satisfy the initial listing requirements for its common stock on The Nasdaq Stock Market, thereby avoiding a delisting;

•        the CohBar Board believes that even if the Merger is not consummated, effecting the Reverse Stock Split may be an effective means to ensure that CohBar can satisfy the continued listing requirements for the Nasdaq Capital Market; and

•        the CohBar Board believes a higher stock price may help generate investor interest in CohBar and help CohBar attract and retain employees.

Nasdaq Listing Requirements

As of the date of this proxy statement/prospectus, CohBar Common Stock is listed on The Nasdaq Capital Market under the symbol “CWBR.” CohBar has filed an initial listing application pursuant to the terms of the Merger Agreement for the combined company to list the securities of the combined company on Nasdaq.

According to Nasdaq rules, a Nasdaq-listed issuer must apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require the combined company to have, among other things, a $4.00 per share minimum bid price upon the closing of the Merger. The combined company may not be able to meet the $4.00 per share minimum bid price requirement of the Nasdaq Capital Market unless CohBar effects the Reverse Stock Split to increase the per share market price of its common stock.

In addition, the standards of the Nasdaq Capital Market require CohBar to maintain, among other things, a $1.00 per share minimum bid price in order to stay in compliance with specified continued listing requirements that are currently in effect and that would remain in effect if the Merger is not consummated. If the Merger is not consummated, CohBar’s stock price may decline significantly. The CohBar Board expects that the Reverse Stock Split will have the effect of increasing the market price of CohBar Common Stock so that CohBar will be better able to maintain compliance with the relevant Nasdaq listing requirements.

Potential Increased Investor Interest and Ability to Attract and Retain Employees

In addition, the CohBar Board believes that a higher stock price may help generate investor interest in CohBar and help CohBar attract and retain employees. If the Reverse Stock Split successfully increases the per share price of CohBar Common Stock, the CohBar Board also believes this increase could result in the potential for increased trading volume in CohBar Common Stock and the potential for future financings by CohBar.

While reducing the number of outstanding shares of CohBar Common Stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of CohBar Common Stock, other factors, such as factors relating to the Merger and the Merger Agreement described elsewhere in this proxy statement/prospectus, CohBar’s financial results, market conditions and the market perception of CohBar’s business may adversely affect the market price of CohBar Common Stock. As a result, there can be no assurance that the Reverse Stock Split, if effected, will result in the intended benefits described above, that the market price of CohBar Common Stock will increase following the Reverse Stock Split or that the market price of CohBar Common Stock will not decrease in the future. Additionally, CohBar cannot assure you that the market price per share of its common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of CohBar Common Stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of CohBar Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Procedure for Implementing the Reverse Stock Split

If CohBar stockholders approve the amendments to the CohBar Charter effecting the Reverse Stock Split, and if the CohBar Board still believes that the Reverse Stock Split is in the best interests of CohBar and the best interests of its stockholders, CohBar will file a certificate of amendment to the CohBar Charter with the Secretary of State of the State of Delaware at such time as the CohBar Board has determined to be the appropriate effective time of the Reverse Stock Split at a ratio as determined in the discretion of the CohBar Board in consultation and cooperation with Morphogenesis prior to the effective time of the Reverse Stock Split and which will be publicly announced by CohBar prior to such effective time of the Reverse Stock Split or, if the Nasdaq Stock Issuance Proposal is not approved by CohBar stockholders, determined solely in the discretion of the CohBar Board.

The CohBar Board reserves the right, notwithstanding stockholder approval of this Proposal No. 3 and without further action by the stockholders, to elect not to proceed with the Reverse Stock Split if, at any time prior to filing a certificate of amendment to the CohBar Charter with the Secretary of State of the State of Delaware to effect the Reverse Stock Split, or, in the event that the amendment is not effective until a later time, such later time, the CohBar Board, in its sole discretion, determines that it is no longer in CohBar’s best interests and the best interests of its stockholders to proceed with the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by the CohBar Board, a minimum of every 1.5 and a maximum of every 10 shares of issued common stock will be reclassified into one new share of common stock. Based on 2,906,926 shares of CohBar Common Stock issued and outstanding as of August 15, 2023 and after giving effect to the Stock Dividend, immediately following the Reverse Stock Split and prior to the closing of the Merger, CohBar would have approximately 1,250,000 shares of common stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-10 and approximately 8,333,333 shares of common stock issued and outstanding if the ratio for the Reverse Stock Split is 1-for-1.5. Any other ratio selected within such range would result in a number of shares of common stock issued and outstanding of between approximately 1,250,000 and 8,333,333 shares.

The actual number of shares issued and outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the ratio for the Reverse Stock Split that is ultimately determined by the CohBar Board.

The Reverse Stock Split will affect all holders of CohBar Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in CohBar, except that, as described below under “— Fractional Shares,” record holders of common stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional share. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the effective time of the Reverse Stock Split, CohBar Common Stock will have a new Committee on Uniform Securities Identification Procedures (“CUSIP”) number, which is a number used to identify its equity securities. Stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below. After the effectiveness of the Reverse Stock Split, CohBar will continue to be subject to the periodic reporting and other requirements of the Exchange Act.

Authorized Shares of Common Stock

The amendment to implement the Reverse Stock Split will not affect the number of shares of common stock that the CohBar Board is authorized to issue under the CohBar Charter. If the Authorized Share Increase is approved and effected, the number of authorized shares of CohBar Common Stock and CohBar Common Stock will, concurrently with the completion of the Reverse Stock Split, be increased in accordance with the Authorized Share Increase. If the Authorized Share Increase is not effected but the CohBar Board nevertheless determines to proceed with the Reverse Stock Split, then the number of authorizes shares in the CohBar Charter will remain unchanged. Except for (i) the issuance of shares of CohBar Common Stock to Morphogenesis stockholders pursuant to the terms of the Merger Agreement, which is the subject of Proposal No. 1 and which is described elsewhere in this proxy statement/prospectus, (ii) the issuance of shares CohBar Common Stock in connection with the Stock Dividend and pursuant to the terms of the Merger Agreement, which is described elsewhere in this proxy statement/prospectus, (iii) the issuance of shares pursuant to the Initial Financing and, if applicable, the Second Financing, (iv) future issuance under the 2023 Equity Incentive Plan, which is the subject of Proposal No. 7 and which is described elsewhere in this proxy statement/prospectus, and (v) the issuance of shares CohBar Common Stock underlying CohBar’s stock options and warrants, CohBar does not currently have any plans, proposals or arrangement to issue any of its authorized but unissued shares of common stock.

Beneficial Holders of Common Stock (i.e., stockholders who hold in “street name”)

For purposes of implementing the Reverse Stock Split, CohBar intends to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse

Stock Split for their beneficial holders holding CohBar Common Stock in “street name.” However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split. Stockholders who hold shares of CohBar Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Stock (i.e., stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of CohBar’s registered holders of common stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of CohBar Common Stock. They are, however, provided with a periodic statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action to receive whole shares of post-split common stock, because the exchange will be automatic.

Exchange of Stock Certificates

If the Reverse Stock Split is effected, stockholders holding certificated shares (i.e., shares represented by one or more physical stock certificates) will be requested to exchange their old stock certificate(s) (each an “Old Certificate”) for shares held in book-entry form through the Depository Trust Company’s Direct Registration System representing the appropriate number of whole shares of CohBar Common Stock resulting from the Reverse Stock Split. Stockholders of record upon the effective time of the Reverse Stock Split will be furnished the necessary materials and instructions for the surrender and exchange of their Old Certificate(s) at the appropriate time by CohBar’s transfer agent, TSX Trust Company (Canada) and/or American Stock Transfer & Trust Company, LLC. Stockholders will not have to pay any transfer fee or other fee in connection with such exchange. As soon as practicable after the effective time of the Reverse Stock Split, CohBar’s transfer agent will send a transmittal letter to each stockholder advising such holder of the procedure for surrendering Old Certificate(s) in exchange for new shares held in book-entry form.

YOU SHOULD NOT SEND YOUR OLD CERTIFICATES NOW. YOU SHOULD SEND THEM ONLY AFTER YOU RECEIVE THE LETTER OF TRANSMITTAL FROM THE TRANSFER AGENT.

As soon as practicable after the surrender to the transfer agent of any Old Certificate(s), together with a properly completed and duly executed transmittal letter and any other documents the transfer agent may specify, the transfer agent will have its records adjusted to reflect that the number of whole shares of post-split common stock into which the shares represented by such Old Certificate(s) have been reclassified in connection with the Reverse Stock Split are held in book-entry form in the name of such person.

Until surrendered as contemplated herein, a stockholder’s Old Certificate(s) shall be deemed at and after the effective time of the Reverse Stock Split to represent the number of whole shares of CohBar Common Stock resulting from the Reverse Stock Split as well as the right to receive cash in lieu of any fractional shares.

Any stockholder whose Old Certificate(s) have been lost, destroyed or stolen will be entitled to new shares in book-entry form only after complying with the requirements that CohBar and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any Old Certificate(s), except that if any book-entry shares are to be issued in a name other than that in which the Old Certificate(s) are registered, it will be a condition of such issuance that (1) the person requesting such issuance must pay to CohBar any applicable transfer taxes or establish to CohBar’s satisfaction that such taxes have been paid or are not payable, (2) the transfer complies with all applicable federal and state securities laws and (3) the surrendered Old Certificate(s) are properly endorsed and otherwise in proper form for transfer. In lieu of holding their shares in book-entry form, any stockholder who holds Old Certificate(s) and wants to continue holding certificated shares may receive new certificates by contacting CohBar’s transfer agent and complying with the customary requirements that apply to the issuance of certificated shares.

Fractional Shares

Fractional shares will not be issued in connection with the Reverse Stock Split. Stockholders who would otherwise hold fractional shares of CohBar Common Stock as a result of the Reverse Stock Split will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) in lieu thereof in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average closing trading price of the CohBar Common Stock on The Nasdaq Capital Market during regular trading hours for the five trading days immediately preceding the effective time of the Reverse Stock Split.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where CohBar is domiciled and where the funds will be deposited, sums due for fractional interests resulting from the Reverse Stock Split that are not timely claimed after the effective time in accordance with applicable law may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans and Options

Pursuant to the various instruments governing CohBar’s then outstanding stock option awards, in connection with any Reverse Stock Split, the CohBar Board will reduce the number of shares of common stock issuable upon the exercise of the stock options in proportion to the ratio of the Reverse Stock Split and proportionately increase the exercise price of outstanding stock. In connection with such proportionate adjustments, the number of shares of common stock issuable upon exercise, vesting or conversion of outstanding stock options will be rounded down to the nearest whole share and the exercise prices will be rounded up to the nearest cent and no cash payment will be made in respect of such rounding.

Accounting Matters

The amendment to the CohBar Charter will not affect the par value of CohBar Common Stock per share, which will remain $0.001 par value per share. As a result, as of the effective time of the Reverse Stock Split, the par value attributable to CohBar Common Stock will decrease with the corresponding increase in the additional paid-in capital account on CohBar’s balance sheet. Reported per share net income or loss will be higher because there will be fewer shares of CohBar Common Stock outstanding.

No Appraisal Rights

Under the DGCL, CohBar’s stockholders are not entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split and CohBar will not independently provide its stockholders with any such rights.

Interest of Certain Persons in Matters to Be Acted Upon

No officer or director of CohBar has any substantial interest, direct or indirect, by security holdings or otherwise, in the Reverse Stock Split that is not shared by all of CohBar’s other stockholders.

Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to CohBar U.S. Holders (which, for purposes of this discussion, has the same meaning as in “Agreements Related to the Merger Agreement — CVR Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”), but does not purport to be a complete analysis of all potential tax consequences that may be relevant to CohBar U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a CohBar U.S. holder. CohBar has not sought and does not intend to seek any opinions of counsel or rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Reverse Stock Split.

This discussion is limited to CohBar U.S. holders that hold CohBar Common Stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a CohBar U.S. holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to CohBar U.S. holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        CohBar U.S. holders whose functional currency is not the U.S. dollar;

•        persons holding CohBar Common Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies and other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        brokers, dealers or traders in securities;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons subject to special tax accounting rules as a result of any item of gross income with respect to CohBar Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•        persons deemed to sell CohBar Common Stock under the constructive sale provisions of the Code;

•        persons who hold or received CohBar Common Stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds CohBar Common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding CohBar Common Stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

IT IS RECOMMENDED THAT COHBAR STOCKHOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

CohBar intends the Reverse Stock Split to qualify as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code. Assuming such treatment, a CohBar U.S. holder should not recognize gain or loss upon the Reverse Stock Split. In addition, a CohBar U.S. holder’s aggregate tax basis in the shares of CohBar Common Stock received pursuant to the Reverse Stock Split should equal the aggregate tax basis of the shares of CohBar Common Stock surrendered, excluding any portion of such basis that is allocated to any fractional share of CohBar Common Stock and such CohBar U.S. holder’s holding period in the shares of CohBar Common Stock received should include the holding period in the shares of CohBar Common Stock surrendered. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of CohBar Common Stock surrendered to the shares of CohBar Common Stock received pursuant to the Reverse Stock Split. Holders of shares of CohBar Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares of CohBar Common Stock.

This discussion assumes that the distribution of CVRs to CohBar U.S. holders will be treated for U.S. federal income tax purposes as a transaction that is separate and distinct from the Reverse Stock Split. However, it is possible that the IRS or a court could determine that the Reverse Stock Split and the receipt of CVRs constitute a single “recapitalization” for U.S. federal income tax purposes. For a discussion of such treatment with respect to the CVRs, see the section titled “Agreements Related to the Merger Agreement — CVR Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” beginning on page 198 of this proxy statement/prospectus. If the Reverse Stock Split and receipt of CVRs are treated as a single “recapitalization” for U.S. federal income tax purposes, then a CohBar U.S. holder may be required to recognize gain (but not loss) equal to the lesser of (i) the fair market value of the CVRs received (assuming the receipt of CVRs is treated as a distribution of property as described in “Agreements Related to the Contributions — CVR Agreement — Material U.S. Federal Income Tax Consequences of the Receipt of CVRs”) and (ii) the excess (if any) of (A) the sum of (1) the fair market value of the CVRs received and (2) the fair market value of the shares of CohBar Common Stock received in the Reverse Stock Split (including any cash in lieu of a fractional share) over (B) the CohBar U.S. holder’s adjusted tax basis in the CohBar Common Stock surrendered in the Reverse Stock Split.

Required Vote

The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of the Reverse Stock Split Proposal. Abstentions and broker non-votes, if any, will have no effect on the Reverse Stock Split Proposal.

The Merger is conditioned upon the approval of the Reverse Stock Split Proposal. Notwithstanding the approval of the Reverse Stock Split Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Reverse Stock Split Proposal will not be effected.

Certain stockholders of Morphogenesis (solely in their respective capacities as Morphogenesis stockholders) and certain officers and directors of CohBar have agreed to vote any shares of Morphogenesis Common Stock or CohBar Common Stock owned by them in favor of the Reverse Stock Split Proposal. See “Agreements Related to the Merger — Support Agreements” for more information.

THE COHBAR BOARD RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 4 — THE GOLDEN PARACHUTE’S COMPENSATION PROPOSAL

General

As required by Item 402(t) of Regulation S-K and Section 14A of the Exchange Act, CohBar is providing its stockholders with the opportunity to cast a non-binding, advisory vote to approve certain compensation payments that will or may be made to CohBar’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnote to that table contained in the section captioned “The Merger — Interests of CohBar’s Executive Officers and Directors in the Merger — Golden Parachute Compensation.”

CohBar believes that those certain compensation payments that will or may be made to CohBar’s named executive officers in connection with the Merger are reasonable and further the goals of CohBar’s executive compensation program by ensuring the retention of talented executive officers and aligning their interests with the long-term interests of CohBar’s stockholders.

CohBar asks that its stockholders vote “FOR” the following resolution:

“RESOLVED, that certain compensation payments that will or may be made to CohBar’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the “Golden Parachute Compensation” table and the footnote to that table contained in the section captioned “The Merger — Interests of CohBar’s Executive Officers and Directors in the Merger — Golden Parachute Compensation,” is hereby APPROVED on a non-binding, advisory basis.”

This vote is advisory and, therefore, it will not be binding on CohBar, nor will it overrule any prior decision or require the CohBar Board (or any committee thereof) to take any action. Accordingly, regardless of the outcome of the advisory vote, CohBar’s named executive officers may be or become entitled to certain compensation payments in connection with the Merger, as disclosed in this registration statement. However, the CohBar Board values the opinions of CohBar’s stockholders, and to the extent that there is any significant vote against the Golden Parachute’s Compensation Proposal, the CohBar Board will consider CohBar’s stockholders’ concerns and will evaluate whether any actions are necessary to address those concerns. The CohBar Board will consider the vote of a majority of the votes cast “FOR” the foregoing resolution as non-binding, advisory approval of certain compensation arrangements that will or may be made to CohBar’s named executive officers in connection with the Merger.

Required Vote

The approval of the Golden Parachute’s Compensation Proposal requires the affirmative vote of a majority of the voting power of the shares of CohBar Common Stock present at the CohBar Special Meeting, attending the CohBar Special Meeting virtually or represented by proxy, and entitled to vote thereon.

THE CohBar board recommends A vote “FOR” the Golden Parachute’s COMPENSATION Proposal.

PROPOSAL NO. 5 — THE DIRECTOR ELECTION PROPOSAL

General

In accordance with the CohBar Bylaws, the CohBar Board has currently fixed the authorized number of directors constituting the CohBar Board at seven. If any of Proposal No. 1, Proposal No. 2 or Proposal No. 3 are not approved by stockholders, and therefore the Merger cannot be consummated, at the CohBar Special Meeting, CohBar stockholders will elect a board consisting of seven directors to serve until CohBar’s 2024 annual meeting or until their respective successors are elected and qualified. The CohBar Board has nominated each of David Greenwood, Albion J. Fitzgerald, Carol Nast, Misha Petkevich, Joseph J. Sarret, Stephanie Tozzo and Joanne Yun to serve on the CohBar Board if any of Proposal No. 1, Proposal No. 2 or Proposal No. 3 are not approved by stockholders. As of the date of the CohBar Special Meeting, all of the nominees will be members of the CohBar Board.

If Proposal No. 1, Proposal No. 2 and Proposal No. 3 are approved by stockholders at the CohBar Special Meeting, CohBar stockholders will elect a Board comprised solely of two directors, Misha Petkevich and Joanne Yun, to serve until CohBar’s 2024 annual meeting or until their successors are elected and qualified. The CohBar Board has nominated each of Misha Petkevich and Joanne Yun to serve on the Board if Proposal No. 1, Proposal No. 2 and Proposal No. 3 are approved by stockholders. The CohBar Board has taken action to reduce the size of the Board from seven to two directorships, effective in the event Proposal No. 1, Proposal No. 2 and Proposal No. 3 are approved by stockholders. The stockholder vote on Proposal No. 1, Proposal No. 2 and Proposal No. 3 will be taken before a vote is taken on the election of directors.

The Merger Agreement requires that the CohBar Board be reconstituted upon completion of the Merger. Following the Merger, the size of the combined company’s board of directors is expected to be increased from two to six members, with four directors designated by Morphogenesis, including James Manuso, Alan List, George Ng and James Bianco, to serve on the combined company’s board of directors and Misha Petkevich and Joanne Yun remaining on the Board as the persons designated by CohBar.

If Proposal No. 1, Proposal No. 2 and Proposal No. 3 are adopted by stockholders, but the Merger is not consummated, Misha Petkevich and Joanne Yun intend to increase the size of the Board to seven members and reappoint as directors each of David Greenwood, Albion J. Fitzgerald, Carol Nast, Joseph J. Sarret, Stephanie Tozzo and Joanne Yun.

CohBar’s director nominees have indicated that they are willing and able to serve as directors. However, if any nominee is unable or unwilling to serve as a director at the time of the CohBar Special Meeting, the CohBar Board may provide for a lesser number of directors or designate a substitute. If the CohBar Board designates a substitute, the proxy holders will have the discretionary authority to vote for the substitute.

Required Vote

A nominee will be elected as a director at the CohBar Special Meeting if the nominee receives a plurality of the votes cast “FOR” his or her election by the stockholders entitled to vote on the election. “Plurality” means that the individuals who receive the highest number of votes cast “FOR” are elected as directors, up to the number of seats subject to election. You may vote either “FOR” all the nominees, “FOR” any one of the nominees, “WITHHOLD” your vote from all the nominees or “WITHHOLD” your vote from any one of the nominees. Withheld votes and broker non-votes, if any, will have no effect on the Director Election Proposal.

The Merger is not conditioned upon the election of any of the director nominees named in the Director Election Proposal.

THE COHBAR BOARD RECOMMENDS A VOTE “FOR” EACH OF THE DIRECTOR NOMINEES NAMED IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 6 — THE AUDITOR RATIFICATION PROPOSAL

General

CohBar’s Audit Committee has appointed Marcum LLP as its registered independent public accounting firm for the year ended December 31, 2023, provided Cherry Bekaert LLP is expected to be appointed for the fiscal year if the Merger is completed. In this proposal, CohBar is asking stockholders to vote to ratify this appointment. A representative of Marcum LLP is expected to be present at the CohBar Special Meeting. The representative will be given the opportunity to make a statement on behalf of Marcum LLP if the representative so desires, and the representative is expected to be available to respond to appropriate stockholder questions.

Although CohBar is not required to seek stockholder approval of this appointment, the CohBar Board has determined it to be sound corporate governance to do so. If the appointment is not ratified by stockholders, CohBar’s Audit Committee will investigate the possible basis for the negative vote and will reconsider the appointment in light of the results of its investigation. Even if the appointment is ratified, CohBar’s Audit Committee, in its discretion, may direct the appointment of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of CohBar and its stockholders.

CohBar has employed Marcum LLP as its registered independent public accounting firm since 2014.

CohBar understands the need for Marcum LLP to maintain objectivity and independence in its audit of CohBar’s financial statements. To minimize relationships that could appear to impair the objectivity of Marcum LLP, CohBar’s Audit Committee has restricted the non-audit services that Marcum LLP may provide. It is the policy of CohBar’s Audit Committee to pre-approve all audit and permissible non-audit services provided by CohBar’s independent auditors.

Under these policies, with Audit Committee pre-approval, CohBar may use Marcum LLP for the following categories of non-audit services: merger and acquisition due diligence and audit services; tax services; internal control reviews; employee benefit plan audits; and reviews and procedures that CohBar engages Marcum LLP to undertake to provide assurances on matters not required by laws or regulations.

The aggregate fees and expenses billed, or expected to be billed, for professional services rendered by Marcum LLP for the years ended December 31, 2022 and 2021 were as follows:

Type	2022	2021
Audit Fees(1)	$116,493	$109,515
Audit-Related Fees(2)	13,382	49,146
Tax Fees(3)	26,756	18,025
All Other Fees	—	—
Total Fees	$156,631	$176,686

____________

(1)      Audit Fees consist of fees billed and expected to be billed for services rendered for the audits of our financial statements for the fiscal years ended December 31, 2022 and 2021 and reviews of interim financial statements.

(2)      Audit-Related Fees include fees billed for services related to registration statements and filings with the SEC in 2022 and 2021.

(3)      Tax Fees consist of fees billed for professional services related to preparation of our U.S. federal and state income tax returns, tax advice and use tax compliance services.

Tax services in 2022 and 2021 were pre-approved by CohBar’s Audit Committee of the CohBar Board. All future permitted audit, audit-related, tax and other services that the independent auditors may perform are expected to be pre-approved in accordance with pre-approval policies and procedures adopted by CohBar’s Audit Committee pursuant to that committee’s charter, as amended or modified from time to time.

CohBar’s Audit Committee believes that the foregoing expenditures are compatible with maintaining the independence of its independent registered public accounting firm.

Report of the Audit Committee

CohBar’s Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2022 with the CohBar’s management and with Marcum LLP, CohBar’s independent registered public accounting firm. CohBar’s Audit Committee has discussed with Marcum LLP the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC. CohBar’s Audit Committee has also received the written disclosures and the letter from Marcum LLP required by applicable requirements of the PCAOB regarding its communications with CohBar’s Audit Committee concerning independence, and CohBar’s Audit Committee has discussed with Marcum LLP its independence. Based on the foregoing, CohBar’s Audit Committee recommended to the CohBar Board that the audited consolidated financial statements be included in CohBar’s Annual Report on Form 10-K for the year ended December 31, 2022 for filing with the SEC.

This report is provided by the following directors, who serve on CohBar’s Audit Committee:

Misha Petkevich (Chair)

David Greenwood

Albion J. Fitzgerald

Required Vote

The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of the Auditor Ratification Proposal. Abstentions and broker non-votes, if any, will have no effect on the Auditor Ratification Proposal.

The merger is not conditioned upon the approval of the Auditor Ratification Proposal.

THE COHBAR BOARD RECOMMENDS A VOTE “FOR” THE AUDITOR RATIFICATION PROPOSAL, PROVIDED CHERRY BEKAERT LLP IS EXPECTED TO BE APPOINTED FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023 IF THE MERGER IS COMPLETED.

PROPOSAL NO. 7 — THE 2023 EQUITY INCENTIVE PLAN PROPOSAL

Overview

CohBar stockholders are also being asked to consider and vote upon a proposal to approve the TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, which we refer to herein as the “2023 Plan.” The CohBar Board approved the 2023 Plan on August 31, 2023, subject to stockholder approval at the CohBar Special Meeting and upon consummation of the Merger. The purpose of the 2023 Plan is to attract and retain outstanding individuals to serve as officers, directors, employees, and consultants for the combined company and to increase stockholder value by aligning the interests of our officers, directors, employees, and consultants with those of our shareholders though stock ownership.

If stockholders approve this proposal, then the 2023 Plan will become effective upon the consummation of the Merger, and no additional awards will be issued under CohBar’s Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”). If the 2023 Plan is not approved by the CohBar stockholders, or if the Merger is not consummated, then the 2023 Plan will not become effective and no awards will be granted thereunder, and the 2011 Plan will remain in effect in accordance with its terms. However, there are insufficient shares under the 2011 Plan to make awards to recruit and retain employees, officers and directors of the combined company.

Summary of the Terms of the 2023 Plan

A summary of the material features of the 2023 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Plan and is qualified by reference to the 2023 Plan, a copy of which is attached to this proxy statement/prospectus as Annex H and incorporated herein by reference in its entirety. CohBar stockholders should refer to the 2023 Plan for more complete and detailed information about the terms and conditions of the 2023 Plan.

Administration.    The combined company board of directors or the compensation committee of the board of directors, or any successor committee with similar authority that the combined company board may appoint, (the “Committee”) will administer the 2023 Plan (the “Administrator”). The 2023 Plan authorizes the Administrator to interpret the provisions of the 2023 Plan and award agreements; prescribe, amend and rescind rules and regulations relating to the 2023 Plan; correct any defect, supply any omission, or reconcile any inconsistency in the 2023 Plan, any award or any agreement covering an award; and make all other determinations necessary or advisable for the administration of the 2023 Plan, in each case in its sole discretion.

To the extent applicable law permits, the combined company board of directors may delegate to another committee of the board, or the compensation committee may delegate to a subcommittee, or either the combined company board or committee thereof may delegate to one or more officers of the combined company, any or all of their respective authority and responsibility as Administrator. However, no such delegation is permitted with respect to stock-based awards made to any participant who is subject to the reporting requirements of Section 16(a) of the Exchange Act or the liability provisions of Section 16(b) of the Exchange Act at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the combined company board consisting entirely of non-employee directors.

Eligibility.    The Administrator may designate any of the following as a participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of the combined company or its affiliates; any individual who we or one of our affiliates has engaged to become an officer or employee; any consultant or advisor who provides services to the combined company or its affiliates; or any director, including a non-employee director. If this proposal is approved by stockholders, then all employees of the combined company, estimated to be approximately 15, and all 6 directors of the combined company will be eligible to receive awards following the Merger.

Types of Awards.    The 2023 Plan permits the grant of stock options (including incentive stock options), stock appreciation rights, performance shares, performance units, restricted stock, restricted stock units, cash incentives and other types of awards authorized under the 2023 Plan. These award types are described in further detail below. The combined company is also authorized to issue replacement awards to individuals who held awards with respect to Morphogenesis Common Stock prior to the Merger.

Stock Subject to the 2023 Plan.    The 2023 Plan will provide that 10,000,000 shares of combined company common stock will be reserved for issuance under the 2023 Plan, all of which may be issued as incentive stock options. The aggregate number of Shares reserved for issuance under the 2023 Plan will be increased annually on the first day of each fiscal year of the Company after the consummation of the Merger, commencing on the first day of the combined company’s fiscal year 2024 and with a final increase on the first day of the 2033 fiscal year, by a number of shares of common stock equal to the lesser of: (i) 5.0% of the outstanding shares of all classes of the combined company’s common stock as of the last day of the immediately preceding fiscal year or (ii) such other number of shares (which may be zero) as the board of directors of the combined company may determine. The number of shares reserved under the 2023 Plan will be depleted on the date of the grant of an award by the maximum number of shares, if any, with respect to which such award is granted. An award that may be settled solely in cash shall not cause any depletion of the 2023 Plan’s share reserve at the time such award is granted. In general, if an award granted under the 2023 Plan lapses, expires, terminates or is cancelled without the issuance of shares under the award, if it is determined during or at the conclusion of the term of an award that all or some portion of the shares under the award will not be issuable on the basis that the conditions for such issuance will not be satisfied, if shares are forfeited under an award or if shares are issued under any award and the combined company reacquires them pursuant to rights reserved upon the issuance of the shares, then such shares will again be available for issuance under the 2023 Plan, except that shares reacquired pursuant to reserved rights may not be issued pursuant to incentive stock options. Shares not issued or delivered as a result of the net settlement of an outstanding option or stock appreciation right, shares tendered or withheld in payment of the exercise price of an option, shares tendered or withheld to satisfy tax withholding obligations and shares purchased by us using proceeds from option exercises may not be re-credited to the reserve.

In addition, such number of shares that are subject to the awards granted as replacements to the Morphogenesis awards are also reserved for issuance under the 2023 Plan. Shares issued pursuant to the replacement awards will neither deplete nor replenish the general plan reserve described in the foregoing paragraph.

As of August 31, 2023, the record date, the closing price of CohBar Common Stock was $2.70 per share.

Director Award Limit.    The maximum number of shares that may be subject to awards granted during a single fiscal year to any individual non-employee director, subject to appropriate adjustments in accordance with the 2023 Plan, may not exceed the number of shares that has a grant date fair value of, when added to any cash compensation received by such non-employee director, $1,000,000, except that such limit will be $2,000,000 for the first fiscal year that the non-employee director serves on the board.

Options.    The Administrator will generally determine all terms and conditions of each option. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the exercise price may not be less than the fair market value of the shares subject to the option as determined on the date of grant (110% of the fair market value in the case of an incentive stock option granted to a 10% stockholder) and the option must terminate no later than ten years after the date of grant (five years in the case of an incentive stock option granted to a 10% stockholder). If a participant disposes of shares issued pursuant to the exercise of an incentive stock option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), that participant must notify the combined company of such disposition within 10 days. To the extent previously approved by the Administrator (in an award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of options may be made by payment in cash or previously owned shares, through a broker-dealer assisted sell-to-cover transaction, by withholding shares otherwise deliverable upon exercise, or a combination of the foregoing. Except to the extent otherwise set forth in an award agreement, a participant will have no rights as a holder of combined company common stock as a result of the grant of an option until the option is exercised, the exercise price and applicable withholding taxes are paid and the shares subject to the option are issued thereunder.

Stock Appreciation Rights.    The Administrator will generally determine all terms and conditions of each stock appreciation right. A stock appreciation right is the right of a participant to receive cash in an amount, and/or common stock with a fair market value, equal to the appreciation of the fair market value of a share of combined company common stock during a specified period of time. However, the grant date may not be any day prior to the date that the Administrator approves the grant, the grant price may not be less than the fair market value of the shares subject to the stock appreciation right as determined on the date of grant and the stock appreciation right must terminate no later than ten years after the date of grant.

Performance and Stock Awards.    The Administrator will generally determine all terms and conditions of each award of shares, restricted stock, restricted stock units, performance shares or performance units. Restricted stock means shares of combined company common stock that are subject to a risk of forfeiture, restrictions on transfer or both a risk of forfeiture and restrictions on transfer. Restricted stock unit means the right to receive a payment equal to the fair market value of one share of combined company common stock. Performance shares means the right to receive shares of combined company common stock, including restricted stock, to the extent performance goals are achieved (or other requirements are met). Performance unit means the right to receive a cash payment or shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the fair market value of one or more shares of combined company common stock, to the extent performance goals are achieved (or other requirements are met). The Administrator will determine the length of the vesting and/or performance period.

Any participant who holds restricted stock has the right to vote their shares, unless the Administrator provides otherwise. Any participant who holds other types of awards does not have any rights as a stockholder of the combined company, unless the Administrator provides otherwise.

Cash Incentive Awards.    The Administrator has the authority to grant cash incentive awards. A cash incentive award is the right to receive a cash payment to the extent performance goals are achieved. The Administrator will determine all of the terms and conditions of each cash incentive award, including the performance goals, the performance period, the potential amount payable and the timing of payment.

Other Stock-Based Awards.    The Administrator may grant a participant shares of unrestricted stock as a replacement for other compensation to which the participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of compensation right or as a bonus.

Dividends and Dividend Equivalents.    The 2023 Plan prohibits the payment of dividends or dividend equivalent units on unvested awards for all equity award types. A dividend equivalent unit is the right to receive a payment, in cash or shares of common stock, equal to the cash dividends or other distributions that the combined company pays with respect to a share of its common stock. Dividends may only be paid with respect to restricted stock or unrestricted shares. Dividend equivalent units may be granted only in tandem with restricted stock units, performance shares or performance units.

If cash dividends are paid while shares of restricted stock are unvested, then such dividends will either, at the discretion of the Administrator, be:

•        automatically reinvested as additional shares of restricted stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of restricted stock; or

•        paid in cash at the same time and to the same extent that the restricted stock vests.

Similarly, dividend equivalent units will either, at the discretion of the Administrator, be:

•        accumulated and paid in cash or shares at the same time and to the same extent that the underlying award vests or is earned; or

•        reinvested in additional units that are subject to the same terms and conditions, including vesting and risk of forfeiture, as the underlying awards.

In no event will a participant receive dividends or payment with respect to a dividend equivalent unit unless, until and to the same extent as the restricted stock or underlying award, as applicable, vests and is paid.

Minimum Vesting and Discretion to Accelerate Vesting.    All awards granted under the 2023 Plan must have a minimum vesting period of one year from the date of grant, although that minimum vesting period will not apply to awards with respect to up to 5% of the total number of shares reserved under the 2023 Plan. For purposes of awards granted to non-employee directors, “one year” may mean the period of time from one annual stockholders’ meeting to the next annual stockholders’ meeting as long as the period of time is not less than 50 weeks. The Administrator may accelerate the vesting of an award or deem an award to be earned, in whole or in part, in the event of a participant’s death, disability, retirement, or termination without cause, as provided in the 2023 Plan’s provisions concerning a change of control or upon any other event as determined by the Administrator in its discretion.

Performance Goals.    The Administrator has the discretion to establish any performance goals for awards issued under the 2023 Plan. Performance goals may, without limitation, relate to one or more of the following with respect to us or any one or more of our subsidiaries, affiliates or other business units: net earnings or net income; operating earnings, operating income; pretax earnings; earnings per share; share price, including growth measures and total stockholder return; earnings before interest and taxes and related margin; earnings before interest, taxes, depreciation and/or amortization and related margin; sales or revenue growth, whether in general, by type of product, application or service, or by type of customer; gross or operating profit or margins; return measures, including return on assets, capital, investment, equity, sales or revenue; economic value add with or without a capital charge; cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; productivity ratios; expense targets; market share; financial ratios as provided in credit agreements of the combined company and its subsidiaries and interest expense; working capital targets; completion of acquisitions of businesses or companies; completion of divestitures and asset sales; operating metrics; and any combination of any of the foregoing business criteria and associated margins. Performance goals may also relate to a participant’s individual performance.

The Administrator may adjust performance goals, or modify the manner of measuring or evaluating a performance goal, for any reason the Administrator determines is appropriate, including but not limited to: (1) by excluding the effects of charges for reorganizing and restructuring; discontinued operations; asset write-downs; gains or losses on the disposition of a business; mergers, acquisitions or dispositions; and extraordinary, unusual and/or non-recurring items of gain or loss; (2) excluding the costs of litigation, claims, judgments or settlements; (3) excluding the effects of changes laws or regulations affecting reported results, or changes in tax or accounting principles, regulations or law; or (4) excluding any accruals of amounts related to payments under the 2023 Plan or any other compensation arrangement maintained by the combined company or an affiliate of the combined company.

Effect of Termination of Employment or Service on Awards.    If a participant’s employment or service is terminated for cause, then all awards and grants of every type, whether or not then vested, will terminate no later than the participant’s last day of employment. If a participant’s employment or service terminates for any reason other than cause, then the participant’s awards will be treated in accordance with the terms of the participant’s employment, retention, change of control, severance or similar agreement with the combined company or any affiliate that discusses the effect of the participant’s termination of employment or service on the participant’s awards, or to the extent no such agreement discusses the effect of the applicable termination, then in accordance with the terms of the applicable award agreement. The 2023 Plan also provides for different treatment of awards upon certain types of termination associated with a change of control, as described further in the Change of Control section of this proposal.

Transferability of Awards.    Awards under the 2023 Plan may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a participant to: (1) designate in writing a beneficiary to exercise the award or receive payment under the award after the participant’s death; (2) transfer an award to the former spouse of the participant as required by a domestic relations order incident to a divorce; or (3) transfer an award (provided the participant may not receive consideration for such transfer), provided that in each case, the assignee cannot further transfer the award. Any permitted transfer shall be subject to compliance with applicable securities laws.

Adjustments.    Under the terms of the 2023 Plan, if any of the following occurs:

•        The combined company is involved in a merger or other transaction in which its common stock is changed or exchanged;

•        The combined company subdivides or combines its common stock or declares a dividend payable in its common stock, other securities or other property;

•        The combined company effects a cash dividend, the amount of which, on a per share basis, exceeds 10% of the fair market value of a share of combined company common stock at the time the dividend is declared, or the combined company effects any other dividend or other distribution on its common stock in the form of cash, or a repurchase of shares of its common stock, that the combined company board of directors determines is special or extraordinary in nature or that is in connection with a transaction that the combined company characterizes publicly as a recapitalization or reorganization involving its common stock; or

•        Any other event occurs, which, in the judgment of the combined company board of directors or committee thereof, necessitates an adjustment to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2023 Plan;

then the Administrator will, in a manner it deems equitable to prevent an increase or decrease in the benefits or potential benefits intended to be made available under the 2023 Plan and subject to certain provisions of the Code, adjust the number and type of shares of combined company common stock subject to the 2023 Plan and which may, after the event, be made the subject of awards; the number and type of shares of combined company common stock subject to outstanding awards; the grant, purchase or exercise price with respect to any award; and performance goals of an award. The Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding award in exchange for the cancellation of all or a portion of the award (without the consent of the holder of an award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective).

No such adjustments may be authorized in the case of incentive stock options to the extent that such authority would cause the 2023 Plan to violate Code Section 422(b).

In connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under the 2023 Plan.

Change of Control.    Unless an award agreement provides otherwise, in the event of a change of control, the successor or purchaser may assume outstanding awards or replace them with new awards having substantially equivalent terms and conditions, subject to the following requirements:

•        Each award must be appropriately adjusted to apply to the number and class of securities which would have been issuable to the participant upon the consummation of such change of control had the award been exercised, vested or earned immediately prior to such change of control.

•        If the securities to which the awards relate after the change of control are not listed and traded on a national securities exchange, then the participant shall be provided the option, upon exercise or settlement of an award, to elect to receive cash in lieu of the securities that would have otherwise been issued.

•        Upon the participant’s termination of employment within two years following the change of control (1) by the successor or surviving corporation without cause, (2) by reason of death or disability, or (3) by the participant for “good reason,” then all of the participant’s awards that are in effect as of the date of such termination shall vest in full or be deemed earned in full (assuming target performance goals provided under such award were met, if applicable) effective on the date of such termination. In the event of any other termination of employment within two years after a change of control that is not described herein, the terms of the award agreement shall apply.

If the awards are not so assumed or replaced, then, unless otherwise provided in an applicable award agreement:

•        each stock option or stock appreciation right that is then held by a participant who is employed by or in the service of the combined company or one of its affiliates will either: (1) become immediately exercisable and remain so for 15 days prior to the consummation of the change of control (conditioned and effective upon such change of control consummation); or (2) be cancelled (whether or not then vested) on the date of the change of control in exchange for a payment in cash or securities upon or promptly after the consummation of the change of control, with no consideration provided for stock options or stock appreciation rights with value less than the price per share paid or deemed paid, as the Administrator determines;

•        all restricted stock and restricted stock units (that are not performance awards) that are not then vested shall vest in full as of immediately prior to the change of control and may, in the Administrator’s discretion, be cancelled in exchange for a payment in cash or securities upon or promptly after the consummation of the change of control;

•        all performance shares, performance units, and cash incentive awards for which the performance period has expired shall be paid based on actual performance and all such awards for which the performance period has not expired shall be cancelled in exchange for a payment in cash or securities having a value equal to the amount that would have been due under such award(s), valued assuming that the target performance goals had been met;

•        all dividend equivalent units that are not vested will vest (to the same extent as the award granted in tandem with the dividend equivalent unit, if applicable) and be paid; and

•        all other awards that are not vested will vest and be paid in cash or securities.

A “change of control” under the 2023 Plan generally means the occurrence of any one of the following events (subject to certain exceptions specified in the 2023 Plan):

•        an unrelated entity acquires 50% or more of the combined voting of power of the outstanding securities of the combined company or 20% or more of the combined voting power in a transaction that is not approved within 60 days by a majority of the continuing directors then in office;

•        when the continuing directors cease to constitute a majority of the combined company board. For this purpose, “continuing director” means any individual who was a director on the effective date of the 2023 Plan or who subsequently becomes a director and whose election, or nomination for election, was approved by a vote of at least a majority of the continuing directors then in office;

•        the combined company sells or liquidates all or substantially all of the business of the company to an unrelated party; or

•        any merger, consolidation or share exchange of the combined company other than (1) a transaction which would result in the voting securities of the combined company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the combined company or such surviving entity or (2) a merger, consolidation or share exchange effected solely to implement a recapitalization of the combined company (or similar transaction) in which no person (other than certain excluded persons) is or becomes the beneficial owner of securities representing twenty percent (20%) or more of either the outstanding shares or the combined voting power of the combined company’s outstanding voting securities.

Repricing Prohibited.    Neither the Administrator nor any other person may, without stockholder approval: (1) amend the terms of outstanding stock options or stock appreciation rights to reduce the exercise price of such outstanding stock options or stock appreciation rights; (2) cancel outstanding stock options or stock appreciation rights in exchange for stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights; or (3) cancel outstanding stock options or stock appreciation rights with an exercise price above the current share price in exchange for cash or other securities.

Backdating Prohibited.    The Administrator may not grant a stock option or stock appreciation right with a grant date that is effective prior to the date the Administrator takes action to approve such award.

Foreign Participation.    To assure the viability of awards granted to participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements, or alternative versions of, the 2023 Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement, or alternative versions that the Administrator approves for purposes of using the 2023 Plan in a foreign country will not affect the terms of the 2023 Plan for any other country.

Term of Plan.    Unless the Board terminates the 2023 Plan on an earlier date, the 2023 Plan will terminate, and no further awards can be granted thereunder, after the 10th anniversary of the latest date on which the 2023 Plan, or any amendment thereto or restatement thereof, has been approved by CohBar’s stockholders or the combined company’s stockholders, as applicable.

Termination and Amendment of the 2023 Plan.    The Administrator may amend or terminate the 2023 Plan at any time, except that (1) the combined company board must approve any amendment that it is required to approve by reason of applicable law or prior action of the board, (2) stockholders must approve any amendments if such approval is required by any applicable law or the listing requirements of any principal securities exchange on which the combined company’s shares are then traded, and (3) stockholders must approve any amendments that would diminish the backdating or repricing restrictions contained in the 2023 Plan.

Amendment, Modification, Cancellation and Disgorgement of Awards.    Subject to exceptions specified in the 2023 Plan, the Administrator may amend or cancel an award granted under the 2023 Plan at any time, or waive any restrictions or conditions applicable to any award or the exercise of the award. In addition, the Administrator will have full power and authority to terminate or cause a participant to forfeit an award, and require the participant to disgorge any gains attributable to an award, if the participant engages in any action constituting, as determined by the Administrator in its discretion, cause for termination or a breach of a material policy, any award agreement or any other agreement concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations. All awards, and any shares issued or cash paid pursuant to an award, are also subject to any applicable recoupment or clawback policy adopted by the combined company or any recoupment or similar requirement contained in applicable law, regulation or the listing requirements of the exchange or system on which the combined company’s stock is principally traded.

Certain Federal Income Tax Consequences

The following summarizes certain federal income tax consequences relating to the 2023 Plan. The summary is based upon the laws and regulations in effect as of the date of this proxy statement/prospectus and does not purport to be a complete statement of the law in this area. Furthermore, the discussion below does not address the tax consequences of the receipt or exercise of awards under foreign, state or local tax laws, and such tax laws may not correspond to the federal income tax treatment described herein. The exact federal income tax treatment of transactions under the 2023 Plan will vary depending upon the specific facts and circumstances involved and participants are advised to consult their personal tax advisors with regard to all consequences arising from the grant or exercise of awards and the disposition of any acquired shares.

Stock Options.    The grant of a stock option under the 2023 Plan will create no income tax consequences to the combined company or to the recipient. A participant who is granted a non-qualified stock option will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of combined company common stock at such time over the exercise price. The combined company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Upon the participant’s subsequent disposition of the shares of combined company common stock received with respect to such stock option, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of combined company common stock on the exercise date).

In general, a participant will recognize no income or gain as a result of the exercise of an incentive stock option, except that the alternative minimum tax may apply. Except as described below, the participant will recognize a long-term capital gain or loss on the disposition of combined company common stock acquired pursuant to the exercise of an incentive stock option and the combined company will not be allowed a deduction. If the participant fails to hold the shares of combined company common stock acquired pursuant to the exercise of an incentive stock option for at least two years from the grant date of the incentive stock option and one year from the exercise date, then the participant will recognize ordinary compensation income at the time of the disposition equal to the lesser of the gain realized on the disposition and the excess of the fair market value of the shares of combined company common stock on the exercise date over the exercise price. We will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as a capital gain.

Stock Appreciation Rights.    The grant of a stock appreciation right under the 2023 Plan will create no income tax consequences to the combined company or to the recipient. A participant who is granted a stock appreciation right will generally recognize ordinary compensation income at the time of exercise in an amount equal to the excess of the fair market value of combined company common stock at such time over the grant price. The combined company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income. If the stock appreciation right is settled in shares of combined company common stock, upon the participant’s subsequent disposition of such shares, the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of our common stock on the exercise date).

Restricted Stock.    Generally, a participant will not recognize income and the combined company will not be entitled to a deduction at the time an award of restricted stock is made under the 2023 Plan, unless the participant makes the election described below. A participant who has not made such an election will recognize ordinary income at the time the restrictions on the stock lapse in an amount equal to the fair market value of the restricted stock at such time. The combined company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. Any otherwise taxable disposition of the restricted stock after the time the restrictions lapse will result in a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized from the sale differs from the tax basis (i.e., the fair market value of the combined company common stock on the date the restrictions lapse). Dividends paid in cash and received by a participant prior to the time the restrictions lapse will constitute ordinary income to the participant in the year paid and the combined company will generally be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within 30 days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award (less the amount, if any, the participant paid for such restricted stock). If the participant makes such an election, then the combined company will generally be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the participant makes the election, then any cash dividends the participant receives with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by us. Any otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in a capital gain or loss. If the participant who has made an election subsequently forfeits the restricted stock, then the participant will not be entitled to claim a credit for the tax previously paid. In addition, the combined company would then be required to include as ordinary income the amount of any deduction it originally claimed with respect to such shares.

Restricted Stock Units.    A participant will not recognize income and the combined company will not be entitled to a deduction at the time an award of a restricted stock unit is made under the 2023 Plan. Upon the participant’s receipt of shares (or cash) at the end of the restriction period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the combined company will be entitled to a corresponding deduction in the same amount and at the same time. If the restricted stock units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Shares.    The grant of performance shares will create no income tax consequences for the combined company or the participant. Upon the participant’s receipt of shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the fair market value of the shares received, except that if the participant receives shares of restricted stock in payment of performance stock units, recognition of income may be deferred in accordance with the rules applicable to restricted stock as described above. In addition, the participant will recognize ordinary compensation income equal to the dividend equivalents paid on performance stock units prior to or at the end of the performance period. The combined company will generally be entitled to a deduction in the same amount and at the same time as the participant recognizes income. Upon the participant’s subsequent disposition of the shares, the participant will recognize a capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Performance Units.    The grant of a performance unit will create no income tax consequences to the combined company or the participant. Upon the participant’s receipt of cash and/or shares at the end of the applicable performance period, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of the shares received, and the combined company will be entitled to a corresponding deduction in the same amount and at the same time. If performance units are settled in whole or in part in shares, upon the participant’s subsequent disposition of the shares the participant will recognize a capital gain or loss (long-term or short-term, depending on the holding period) to the extent the amount realized upon disposition differs from the shares’ tax basis (i.e., the fair market value of the shares on the date the participant received the shares).

Cash Incentive Awards.    A participant who is paid a cash incentive award will recognize ordinary income equal to the amount of cash paid, and the combined company will generally be entitled to a corresponding income tax deduction.

Dividend Equivalent Units.    A participant who is paid a dividend equivalent with respect to an award will recognize ordinary income equal to the value of cash or common stock paid, and the combined company will be entitled to a corresponding deduction in the same amount and at the same time.

Section 162(m) Limit on Deductibility of Compensation.    Section 162(m) of the Code limits the deduction the combined company can take for compensation, including compensation arising from awards under the 2023 Plan, paid to covered employees to $1,000,000 per person per year. The covered employees for any fiscal year generally include any employee: (1) who served as the combined company chief executive officer or chief financial officer at any point during the fiscal year; (2) whose compensation was otherwise required to be included in the combined company’s proxy statement by reason of being among the combined company’s three highest compensated officers for the fiscal year; or (3) who was a covered employee for any preceding fiscal year beginning after December 31, 2016. The American Rescue Plan Act of 2021 is expected to, for taxable years beginning after December 31, 2026, include as covered employees an additional five employees who are among the most highly compensated.

Code Sections 409A and 280G.    Awards under the 2023 Plan may constitute, or provide for, or the Administrator may permit a deferral of compensation under Section 409A of the Code. If the requirements of Code Section 409A are not complied with, then holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax and, potentially, interest and penalties. The 2023 Plan is intended to permit compliance with Code Section 409A and the Department of Treasury regulations and other interpretive guidance that may be issued pursuant to Code Section 409A. To the extent that the combined company determines that any award granted under the 2023 Plan is subject to Code Section 409A, the award agreement evidencing such award is expected generally to incorporate the terms and conditions required by Code Section 409A. The 2023 Plan and any applicable awards may be modified to exempt the awards from Code Section 409A or comply with the requirements of Code Section 409A.

Code Sections 280G and 4999 may limit the combined company’s income tax deduction and impose an excise tax on golden parachute payments to participants in the event there is a change of control of the combined company. The 2023 Plan does not provide for a “gross-up” for any excise taxes imposed on golden parachute payments under Code Section 4999. Rather, except to the extent the participant has in effect an employment or similar agreement with the combined company or any of its affiliates or is subject to a policy that provides for a more favorable result to the participant, if any payments or benefits paid by the combined company pursuant to the 2023 Plan would cause some or all of such payments or benefits in conjunction with any other payments or benefits in connection with a change of control to be subject to the tax imposed by Code Section 4999, then these payments will either be cut back to a level below the amount triggering the tax or be delivered in full, whichever will provide the greater after-tax benefit to the participant. Accordingly, some or all of the amount which would otherwise be deductible may not be deductible with respect to benefits under the 2023 Plan that are contingent on or otherwise provided in connection with a change of control of the combined company.

New Plan Benefits

The awards, if any, that will be made to the combined company named executive officers, its executive officers and its non-employee directors under the 2023 Plan are not currently known and will be subject to the discretion of the combined company’s board of directors or compensation committee thereof. Therefore, we cannot currently determine the benefits or number of shares subject to awards that may be granted in the future.

THE COHBAR BOARD RECOMMENDS THAT THE COHBAR STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE 2023 EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

General

If CohBar fails to receive a sufficient number of votes to approve Proposal Nos. 1, 2, 3, 4 or 7, CohBar may propose to adjourn the CohBar Special Meeting, for a period of not more than 60 days, for the purpose of soliciting additional proxies to approve Proposal Nos. 1, 2, 3, 4 and 7. CohBar currently does not intend to propose adjournment at the CohBar Special Meeting if there are sufficient votes to approve Proposal Nos. 1, 2, 3, 4 and 7.

If a quorum is not present at the CohBar Special Meeting, under the CohBar Bylaws, the chair of the CohBar Special Meeting will have the power to adjourn the Special Meeting until a quorum is present or represented.

Required Vote

The affirmative vote of the holders of a majority of all of the shares of CohBar Common Stock present or represented by proxy at the CohBar Special Meeting and voting on such matter is required for approval of the Adjournment Proposal is required to approve the Adjournment Proposal. Abstentions and broker non-votes, if any, will have no effect on the Adjournment Proposal.

The Merger is not conditioned upon the approval of the Adjournment Proposal.

THE COHBAR BOARD RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL, IF NECESSARY.

COHBAR’S BUSINESS

Unless the context otherwise requires, references to “CohBar,” “we,” “us,” “our,” or “Company” in this section titled “CohBar’s Business” generally refer to CohBar in the present.

Overview

CohBar is a clinical stage biotechnology company that has historically focused on leveraging the power of the mitochondria and the peptides encoded in its genome to develop potential breakthrough therapeutics targeting chronic and age-related diseases. CohBar’s primary historical activities have included utilizing its mitochondria focused technology platform to identify and develop novel peptide analogs, the research and development of its pipeline, securing intellectual property protection for its discoveries and assets, managing collaborations and clinical trials with CROs and raising capital to fund the Company’s operations.

In December 2022, we suspended IND-enabling work on pre-clinical candidate CB5138-3, which we had been developing as a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. The decision to suspend IND-enabling work was based on completed non-clinical formulation studies seeking to identify a formulation suitable for clinical development. In addition, we do not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that we will be able to develop such a formulation.

Recent Developments

On May 22, 2023, CohBar entered into the Merger Agreement with Merger Sub and Morphogenesis, pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Morphogenesis, with Morphogenesis continuing as a wholly owned subsidiary of CohBar, and CohBar being the surviving corporation of the Merger. For additional information, see the sections titled “The Merger” and “The Merger Agreement” beginning on pages 107 and 148 of this proxy statement/prospectus, respectively.

Concurrent with the execution and delivery of the Merger Agreement, CohBar entered into the Stock Purchase Agreement with the Investor, pursuant to which, the Investor has agreed to purchase from CohBar 7,500,000 shares of CohBar Common Stock at a per share price of $2.00 for an aggregate purchase price of $15.0 million immediately prior to the closing of the Merger, subject to adjustments contained in the Stock Purchase Agreement. In addition, CohBar has agreed to sell, at the election of the Investor, which must be made within six months following the closing of the Merger, an aggregate of 7,500,000 additional shares of CohBar Common Stock for an aggregate purchase price of $15.0 million at the same price per share as sold in the Initial Closing, also subject to adjustments contained in the Stock Purchase Agreement. See the section titled “Agreements Related to the Merger — Stock Purchase Agreement” beginning on page 168 of this proxy statement/prospectus for additional information.

If the Merger is completed, the combined company will focus on developing Morphogenesis’ product candidates, which are described on page 220 under the section titled “Morphogenesis’ Business,” and it is anticipated that the combined company will not continue to develop CohBar’s product candidates. If the Merger is not completed, CohBar will reconsider its strategic alternatives.

CohBar’s Historical Pipeline Product Candidates

Our research efforts have historically been focused on utilizing our technology platform to identify, assess and optimize novel analogs of native peptides found in the mitochondrial genome and advancing those candidates with the greatest therapeutic and commercial potential.

CB4211

We previously focused on developing our most advanced clinical candidate, CB4211, a potential therapeutic for the treatment of nonalcoholic steatohepatitis (“NASH”) and obesity. CB4211 demonstrated positive effects on reducing biomarkers of liver injury and improving metabolic homeostasis in a Phase 1a/1b clinical study in obese subjects with nonalcoholic fatty liver disease (“NAFLD”). CB4211 is a novel and improved analog of MOTS-c, a naturally occurring MDP. MOTS-c was discovered in 2012 by CohBar founder Dr. Pinchas Cohen and his academic collaborators and has been shown to play a significant role in the regulation of metabolism in animal models. Compared to other assets under development for the treatment of NASH, CB4211 has a unique mechanism of action, which we believe could offer a differentiated approach to treating NASH and obesity, as well as the potential to exhibit an enhanced safety profile due to its natural origin. Furthermore, we believe the positive clinical data from our CB4211 trial was an important validation of our overall approach to drug discovery, serving as a proof point that novel analogs of peptides encoded in the mitochondrial genome can impact systemic biological pathways in humans.

In August 2021, we released positive topline data from our Phase 1a/1b clinical study of CB4211. The Phase 1a stage of the study was designed to assess the safety, tolerability, and pharmacokinetics of CB4211 following single and multiple-ascending doses in healthy subjects. Subjects in the Phase 1a study experienced mild, but persistent injection site reactions, which were generally seen as painless bumps at the injection site that can be felt under the skin. We modified the formulation for CB4211 partway through the Phase 1a study and did not observe any persistent injection site bumps with the modified formulation. The subsequent Phase 1b stage was designed to assess the safety, tolerability, and activity of CB4211 in obese subjects with NAFLD. The study met its primary endpoint as CB4211 was well-tolerated and appeared safe with no serious adverse events. The evaluation of the exploratory endpoints in the Phase 1b portion of the trial showed significant reductions from baseline in key biomarkers of liver damage, ALT and AST, and in glucose levels in the CB4211 group compared to placebo after four weeks of treatment, with a trend towards lower body weight.

We do not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that we will be able to develop such a formulation.

CB5138 Analogs

Our CB5138 Analogs are potential therapeutics that have demonstrated significant anti-fibrotic properties in a variety of preclinical models. Results suggested that these effects may be mediated through impacts on the Wnt/Frizzled pathway, which is known to play an important role in fibrosis. In 2021, we nominated CB5138-3 as our second clinical candidate based on its efficacy in mouse models of idiopathic pulmonary fibrosis; however, in December 2022, we announced suspension of further IND-enabling activities for this peptide due to challenges in identifying a suitable formulation for clinical development. Any future development of other CB5138 Analogs may face similar formulation challenges.

Employees and Human Capital Resources

As of August 15, 2023, we had two full-time employees. Additionally, from time to time we have engaged subject-matter experts on a consulting basis in specific areas of our research and development efforts. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Our human capital resources objectives include, as applicable, retaining and incentivizing our existing employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Intellectual Property

Patents

Our future commercial success may depend in part on our ability to obtain and maintain proprietary protection for our novel biological discoveries and therapeutic methods, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. We seek to protect our proprietary position by, among other methods, licensing and/or filing patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business.

Our intellectual property and patent strategy is focused on our natural mitochondrial derived peptides (“MDPs”) and our novel analogs of these natural peptides. Our strategy is generally to seek patent protection in the United States and, where applicable, in those international jurisdictions we identify as holding significant potential market opportunity for any drug we may develop and in which patent protection is available. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. With respect to new biologically active MDPs that we have identified within the mitochondrial genome, we have typically filed provisional patent applications and sought composition-of-matter and method-of-treatment patents for our MDPs, and/or their novel analogs, and prospective novel drug candidates as well as methods of use based on research and preclinical evaluation of therapeutic potential.

As of December 31, 2022, we are the owners of 6 issued patents and approximately 30 pending patent applications, with claims predominantly directed to composition of matter and methods of use of novel MDPs and their novel analogs. Our patent applications include filings in the United States, Europe and a number of other foreign countries, with projected expiration dates ranging from 2037 to 2041. Additionally, as of December 31, 2022, we were the exclusive worldwide licensee from the Regents of the University of California (the “Regents”) of 15 issued patents that will expire between 2028 and 2034. However, following the termination of one of our licenses with the Regents on April 6, 2023, the Company is the exclusive licensee of 11 issued patents worldwide.

Terms for individual patents extend for varying periods of time generally depending on the date of filing of the patent application and the legal term of patents in the countries in which they are obtained. Generally, patents issued from applications filed in the United States are effective for twenty years from the earliest non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period; however, the restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed fourteen years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also twenty years from the earliest international filing date. In certain instances, extension of patent term due to regulatory approval activities is available in foreign countries.

National and international patent laws concerning peptide therapeutics remain highly unsettled. Policies regarding the patent eligibility or breadth of claims allowed in such patents are currently in flux in the United States and other countries. Changes in either the patent laws or in interpretations of patent laws in the United States and other countries can diminish our ability to protect our inventions and enforce our intellectual property rights. Accordingly, we cannot predict the breadth or enforceability of claims that may be granted in our patents or in third-party patents. The biopharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. Our ability to maintain and solidify our proprietary position for our drugs and technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of the patent applications that we may file or license from third parties will result in the issuance of any patents. The issued patents that we own, license, or may license or own in the future, may be challenged, invalidated or circumvented, and the rights granted under any issued patents may not provide us with sufficient protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may be able to independently develop and commercialize similar drugs or duplicate our technology, business model or strategy without infringing our patents. Because of the extensive time required for clinical development and regulatory review of a drug we may develop, it is possible that, before any of our drugs can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of any such patent.

Trade Secrets

In addition to patents, we have relied upon unpatented trade secrets and know-how to maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Trademarks

COHBAR® has been registered by the United States Patent & Trademark Office.

Environmental and Other Regulatory Matters

Government Regulation

The preclinical studies and clinical testing, manufacture, labeling, storage, record keeping, advertising, promotion, export, marketing and sales, among other things, of our therapeutic candidates and future products, are subject to extensive regulation by governmental authorities in the United States and other countries. In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and other laws. Biologics are subject to regulation by the FDA under the FDCA, the Public Health Service Act, and related regulations, and other federal, state and local statutes and regulations. Biological products include, among other things, viruses, therapeutic serums, vaccines and most protein products. Product development and approval within these regulatory frameworks takes a number of years and involves the expenditure of substantial resources.

Regulatory approval will be required in all major markets in which we, or our licensees, seek to test any future products. At a minimum, such approval requires evaluation of data relating to quality, safety and efficacy of a product for its proposed use. The specific types of data required and the regulations relating to these data differ depending on the territory, the drug involved, the proposed indication and the stage of development.

In general, new chemical entities are tested in animal models to determine whether the product is reasonably safe for initial human testing. Additional preclinical testing continues during the clinical development stage. Clinical trials for new products are typically conducted in three sequential phases that may overlap. Phase 1 trials typically involve the initial introduction of the pharmaceutical into healthy human volunteers and focus on testing for safety, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. In the case of serious or life-threatening diseases, such as cancer, initial Phase 1 trials are often conducted in patients directly, with preliminary exploration of potential efficacy. Phase 2 trials involve clinical trials to evaluate the effectiveness of the drug for a particular disease indication or indications in patients with the disease or condition under study and to determine appropriate dosages and dose regimens and the common short-term side effects and risks associated with the drug. Phase 2 trials are typically closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase 3 trials are generally expanded, well-controlled clinical trials. They are performed after preliminary evidence suggesting effectiveness, as well as the appropriate dose and dose ranges of the drug, have been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for product labeling.

In the United States, specific research and preclinical data, chemical data and a proposed clinical study protocol, as described above, must be submitted to the FDA as part of an Investigational New Drug application, or IND, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase 1 trials may commence only after the IND application becomes effective. Following completion of Phase 1 trials, further submissions to regulatory authorities are necessary in relation to Phase 2 and 3 trials to update the existing IND. Authorities may require additional data before allowing the trials to commence and could demand discontinuation of studies at any time if there are significant safety issues. In addition to regulatory review, a clinical trial involving human subjects has to be approved by an independent body. The exact composition and responsibilities of this body differ from country to country. In the United States, for example, each clinical trial is conducted under the auspices of an Institutional Review Board for any institution at which the clinical trial is conducted. This board considers among other factors, the design of the clinical trial, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the approval process. Failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product.

In order to gain marketing approval, we must submit a new drug application, or NDA, for review by the FDA. The NDA must include a substantial amount of data and other information concerning safety and effectiveness of the drug compound from laboratory, animal and clinical testing, as well as data and information on manufacturing, product stability, and proposed product labeling.

There can be no assurance that if clinical trials are completed that we or any future collaborative partners will submit an NDA or similar applications outside of the United States for required authorizations to manufacture or market potential products, or that any such applications will be reviewed or approved in a timely manner. Approval of an NDA, if granted at all, can take several months to several years, and the approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. Regulatory authorities may conduct inspections of relevant facilities and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further, inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor adverse effects, or other additional studies as deemed appropriate. After approval for the initial disease indication, further clinical studies are usually necessary to gain approval for additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect product marketability.

Legal Proceedings

CohBar may from time to time be a party to litigation and subject to claims incident to the ordinary course of business. In the future, CohBar may become a party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect CohBar’s future results of operations, cash flows or financial position. CohBar is not currently a party to any material legal proceedings. For more information, see “Risk Factors — Risks Related to the Merger — Litigation has arisen, and more could arise, in connection with the Merger, against CohBar, the CohBar Board, Morphogenesis or the Morphogenesis Board, which could be costly, prevent consummation of the Merger, divert management’s attention and otherwise materially harm CohBar’s, Morphogenesis’s or the combined company’s business.”

Available Information

CohBar’s Internet address is www.cohbar.com. CohBar’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, proxy and information statements and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act are available through the “Investors” portion of its website free of charge as soon as reasonably practicable after CohBar electronically files such material with, or furnishes it to, the SEC. Information on its website is not part of this proxy statement/prospectus or any of its other securities filings unless specifically incorporated herein by reference. In addition, its filings with the SEC may be accessed through the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. All statements made in any of its securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and CohBar does not assume or undertake any obligation to update any of those statements or documents unless it is required to do so by law.

MORPHOGENESIS’ BUSINESS

Overview

Morphogenesis is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates and also developing inhibitors of myeloid derived suppressor cells (“MDSCs”), to modulate their immunosuppressive effects on the tumor microenvironment. The company’s technologies are designed to overcome primary and acquired resistance to checkpoint inhibitors or cellular therapies like CAR T in the treatment of cancer.

Morphogenesis has developed Immune FxTM (“IFx”), as a personalized cancer vaccine technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. Morphogenesis’ personalized cancer vaccine product candidates are delivered either via intratumoral injection (in the case of the company’s pDNA vaccine product candidate) or tumor targeted via intravenous or autologous whole-cell administration (in the case of the company’s mRNA vaccine product candidate).

In addition to its cancer vaccine product candidates, Morphogenesis is using its Delta receptor technology to develop small molecule or bifunctional antibody drug conjugates (“ADCs”) designed to inhibit the immune suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors. The company’s Delta receptor technology was acquired in January 2023 when Morphogenesis acquired the intellectual property assets of TuHURA Biopharma, Inc.

IFx Personalized Cancer Vaccines

Morphogenesis is in discussions with the FDA, including the deputy director of the FDA’s Oncology Center of Excellence, in finalizing its Phase 2/3 registration trial design for the company’s IFx-Hu2.0 personalized cancer vaccine product candidate (“IFx-2.0”), which is Morphogenesis’ lead cancer vaccine candidate. Under Morphogenesis’ current development plan and subject to the FDA’s agreement on clinical trial design, Morphogenesis expects to initiate a single registration-directed trial utilizing the FDA’s accelerated approval pathway for IFx-2.0 in the first half of 2024, with top line results expected to be available in mid-to-late 2026 according to the development plan. Morphogenesis has agreed in principle with the FDA to conduct a single, randomized, placebo-controlled trial in first line therapy of patients with advanced Merkel cell carcinoma. This trial will compare overall response rates achieved with Keytruda® (pembrolizumab), the current first-line standard of care, compared to Keytruda® and adjunctive therapy with IFx-2.0. The company anticipates conducting this trial under a Special Protocol Assessment (“SPA”) Agreement with the FDA. If successful, this trial would form the basis of a BLA that Morphogenesis currently expects to submit to the FDA in the first quarter of 2027. Notwithstanding Morphogenesis’ discussions with the FDA to date, there is no guarantee that Morphogenesis will ultimately receive an SPA Agreement with the FDA for a registration-directed trial for IFx-Hu2.0 under the accelerated approval pathway, and even if an SPA for such a trial is granted, such agreement does not increase the likelihood of marketing approval for the product and may not lead to a faster or less costly development, review, or approval process.

Morphogenesis’ IFx-2.0 personalized cancer vaccine product candidate is simpler to administer and involves only the injection into a patient’s tumor of a relatively small amount of pDNA that is designed to encode for an immunogenic bacterial protein that gets expressed on the surface of the patient’s tumor so that the surface of the tumor looks like a bacterium. By making the surface of a tumor look like a bacterium, IFx-2.0 is designed to use the tumor itself as the source of foreign neoantigens to prime and initiate a patient’s innate immune response against the tumor irrespective of whether the tumor escaped immune recognition prior to IFx-2.0 administration. In doing so, IFx-2.0 is designed to harness the power of the patient’s innate immune response, which has evolved over time to be conserved to detect foreign pathogens like bacterial proteins. Morphogenesis believes that many other cancer vaccine technologies are more complex compared to IFx™, as many other cancer vaccine technologies require obtaining tumor tissue from each patient and rely on sequencing the expressed tumor genome looking for point mutations, trans-location fusions, or C-T antigens. Once sequenced, computer algorithms are utilized to predict which tumor neoantigens are relevant to the patient’s tumor to elicit an immune response. Once determined, mRNA sequences are constructed encoding for each computationally predicted neoantigen, and once converted to a “master” mRNA it is administered back to each patient.

Morphogenesis is also developing its IFx-Hu3.0 cancer vaccine product candidate (“IFx-3.0”), an mRNA cancer vaccine candidate for intravenous or autologous whole cell administration for blood-related cancers, to expand the utility of its IFx™ technology to tumor types not accessible by intra-tumoral injection. The company is designing its mRNA vaccine to be carried by a lipid nanoparticle (“LNP”) coupled to an antibody fragment known as a single-chain variable fragment (“scFv”), which is intended to recognize and target CD22, a receptor overexpressed on B cell cancers like lymphoma. Morphogenesis believes that its novel LNP-scFv construct may be the first intravenously administered, tumor-targeted mRNA vaccine product candidate in preclinical development. The company believes that systemically targeting a tumor with its mRNA vaccine should induce a more widespread immune response given the larger tumor burden associated with blood-related malignancies than with localized injection into small cutaneous or other accessible lesions.

TME Modulators: Delta Receptor Technology

As a result of its acquisition of the intellectual property assets of TuHURA Biopharma, Inc. in January 2023, Morphogenesis is developing a Delta receptor technology that focuses on its potential ability to control MDSCs’ immunosuppressing effects on the tumor microenvironment (“TME”). The TME is the tissue surrounding a tumor, including the normal cells, blood vessels, and molecules that surround and feed a tumor cell and shield it from immune attack and eradication. MDSCs are a heterogeneous group of immature myeloid cells that are characterized by the ability to suppress both innate and adaptive immune responses. MDSCs are generally believed to be responsible for T cell exhaustion and acquired resistance to checkpoint inhibitors and cellular therapies like T cell therapies.

Morphogenesis is developing small molecule Delta receptor inhibitors, including bifunctional ADCs, which the company believes represents a paradigm shift from conventional, marketed ADCs. ADCs are a class of drugs in which a monoclonal antibody is chemically linked to a cancer-fighting drug. The company’s bifunctional ADCs in development are designed to target and inhibit the Delta receptor, reprograming MDSCs’ function and removing their potent immune suppressing effects on the tumor microenvironment while simultaneously localizing an immune effector like a checkpoint inhibitor where the tumor resides to overcome acquired resistance to immunotherapies and reduce potential toxicity to normal tissues by checkpoint released cytotoxic T cells.

Morphogenesis Pipeline

Morphogenesis is leveraging its technology platforms to advance several diversified product candidates, including the following:

IFx-Hu2.0 (IFx-2.0) Personalized Cancer Vaccine.    IFx-2.0 is Morphogenesis’ lead cancer vaccine product candidate. The company is in discussions with the FDA’s Office of Tissues and Advanced Therapies and Oncology Center of Excellence on the design of a single clinical trial and its utility as a basis for product registration under a potential accelerated approval pathway for IFx-2.0. Morphogenesis has reached an agreement in principle with the FDA on key elements for the protocol design for a single registration-directed trial comparing overall response rates achieved with Keytruda® (pembrolizumab), the current standard of care, when compared to Keytruda® and adjunctive IFx-2.0 therapy in the first line treatment of patients with advanced Merkel cell carcinoma.

Morphogenesis currently anticipates that this trial will be conducted under an SPA that would be entered into with the FDA. According to the company’s current development plan and subject to availability of cGMP drug product, Morphogenesis currently anticipates initiating this trial in the first half of 2024 with top-line data potentially in mid-to-late 2026. Morphogenesis has completed enrollment in a two-stage Phase 1b dose and schedule finding study for IFx-2.0 in advanced MCC and advanced cSCC and previously completed a phase 1 trial among 7 patients with advanced refractory malignant melanoma. See “— Morphogenesis Development Program and Development Strategy.”

IFx-2.0 Phase 2 Basket Trial.    Morphogenesis is planning a Phase 2 trial referred to as a “basket” trial, which is a type of clinical trial that tests a new product candidate in patients who have different types of cancer. This trial would enroll patients with any cancer type (so-called “histology agnostic”) who exhibit a high incidence of primary resistance to checkpoint inhibitors, such as triple negative breast cancer, cervical cancer, and microsatellite instability (MSI) colorectal cancer, and who have no other approved or effective therapies. Since the biology of primary resistance to checkpoint inhibitors is similar across tumor types, the company believes that IFx-2.0’s mechanism of action should be applicable in overcoming primary resistance to checkpoint inhibitors irrespective of tumor type. Morphogenesis anticipates initiating this study in the second half of 2024. If successful, this trial could expand the utility of IFx-2.0 beyond advanced MCC.

IFx-3.0.    IFx-3.0 is Morphogenesis’ mRNA cancer vaccine product candidate for intravenous or autologous whole cell administration. The company believes that advancing an mRNA personalized cancer vaccine candidate for systemic or autologous whole cell administration may allow Morphogenesis to expand the utility of its cancer vaccine technology to blood-related cancers, which are not amenable to intratumoral administration. The company is designing a proprietary scFV antibody fragment, which is coupled to a lipid nanoparticle carrying Morphogenesis’ codon-optimized mRNA vaccine. The company believes that there are a number of potential benefits of using an antibody fragment over intact antibodies, notably biodistribution potentially allowing more of the payload to reach its target. For IFx-3.0, the target is the CD22 receptor, which is over expressed on a number of B cell cancers like aggressive lymphomas. Morphogenesis plans on identifying a lead candidate for IFx-3.0 late in 2023 and beginning IND-enabling studies in early 2024.

Nal-TIGIT antibody drug conjugate:    Morphogenesis is also developing novel bifunctional ADCs to modulate the tumor microenvironment by reprograming MDSCs’ immune suppressing capabilities through inhibition of Delta receptors on MDSCs. The company has constructed several ADCs using small molecule, Delta receptor specific inhibitors coupled to anti-PD-1 antibody, and are examining other checkpoint inhibitors like an anti-TIGIT antibody. TIGIT is a checkpoint receptor associated with inhibition NK and T cell cytotoxicty and is associated with disease progression and immune escape observed in myelodysplatic syndromes (“MDS”). Since both TIGIT and MDSCs play a central role in myelodysplasic syndromes, Morphogenesis believes that reprograming MDSC function while inhibiting TIGIT may provide a novel approach in the treatment of MDS. TBS-2025 is the company’s proprietary bifunctional ADC in early stage development targeting the Delta receptor on MDSCs localizing the anti-TIGIT antibody checkpoint inhibitor in the tumor microenvironment.

Morphogenesis’ History and Team

Morphogenesis was founded in 1995 by Drs. Patricia and Michael Lawman. The company’s IFx technology was developed in the laboratory of Dr. Michael Lawman at the Walt Disney Memorial Cancer Institute, where Dr. Michael Lawman was formerly a Director of the institute, and Dr. Patricia Lawman was formerly Division Director of Cancer Molecular Biology at the institute. Dr. Michael Lawman is a Fellow of the Royal Society of Biology, former Associate Professor at University of South Florida, and former Scientific Research Director of Pediatric Hematology/Oncology at St. Joseph’s Children’s Hospital. Dr. Patricia Lawman also serves as an Adjunct Professor at University of South Florida. Drs. Patricia and Michael Lawman are each inventors on numerous U.S. and foreign patents.

With respect to Morphogenesis’ TME modulatory technology, its Delta receptor peptide antibody and antibody drug conjugate technology was developed in the laboratory of Dr. Mark McLaughlin at the Moffitt Cancer Center and at the West Virginia University Research Corporation. Dr. McLaughlin was previously a Senior Member of the Drug Discovery Department at the Moffitt Cancer Center and is currently Professor of Medicinal Chemistry and Member WVU Cancer Institute, where his research focuses on protein-protein interaction inhibitor design and molecular targeted immunotherapy. The discovery that the Delta receptor is highly expressed on MDSCs was jointly discovered by scientists at Moffitt Cancer Center and TuHURA Biopharma, Inc., a company whose intellectual property assets Morphogenesis acquired in January 2023.

Morphogenesis’ CEO, Dr. James Bianco, is a 30-year veteran of the biopharmaceutical industry. Dr. Bianco is the principal founder of CTI Biopharma, where he served as its CEO from 1992 to October 2016. Dr. Bianco’s experience spans all aspects of drug development from phase 1-IV clinical trials, regulatory approval, and pricing reimbursement to sales and marketing. He has extensive experience in financing, negotiating and execution of pharmaceutical development and commercial license agreements. During his tenure at CTI Biopharma, Dr. Bianco was responsible for strategic portfolio development and identifying, acquiring, licensing, purchasing, or acquiring through international merger and acquisition, five drug candidates, four of which have since been approved by the FDA and with three receiving accelerated or conditional regulatory approval in the U.S. and/or E.U. In 2013, Dr. Bianco led CTI Biopharma in the identification and negotiation of the asset purchase for VONJO® (pacritinib), a novel JAK2 selective tyrosine kinase inhibitor. He also led CTI Biopharma in the negotiation of the development and commercial license agreement with Baxalta. As CEO of CTI Biopharma, Dr. Bianco was also responsible for the PERSIST-2 Phase 3 trial design and conduct, the results of which served as the basis for the 2022 FDA accelerated approval of pacritinib.

Morphogenesis’ Strategy

Morphogenesis’ goal is to become a leading immuno-oncology company by developing personalized cancer vaccine candidates designed to harness the power of the innate immune system to overcome primary resistance to immunotherapies, broadening the impact of therapies such as checkpoint inhibitors. With the acquisition of the intellectual property assets of TuHURA Biopharma, Inc. in January 2023, Morphogenesis is also expanding the scope of its development activities to include novel tumor microenvironment modulators focused on the discovery of a Delta receptor on MDSCs by developing novel small molecule or bifunctional antibody drug conjugates to inhibit MDSC functionality to, among other things, overcome acquired resistance to immunotherapies.

The company’s strategy leverages its technologies and novel product candidates as adjunctive therapy to overcome primary and acquired resistance to checkpoint inhibitors, molecularly modified immune therapies and cellular therapies. The key elements of this strategy include:

•        Shortening the time and cost to product registration.    Morphogenesis is working to shorten the time and cost to product registration by focusing on patient populations that qualify for accelerated approval, such as patients with advanced MCC. The Company has reached an agreement in principle with the FDA for a registration-directed trial of IFx-2.0, the company’s lead personalized cancer vaccine candidate, as adjunctive therapy with Keytruda® vs Keytruda® alone in first line treatment of patients with advanced MCC. The company’s preliminary Phase 1b clinical trial results demonstrated the potential for IFx-2.0 to produce durable, objective anti-tumor responses in 80% patients with MCC who exhibited primary resistance to anti-PD(L)-1, a checkpoint inhibitor.

•        Expanding the application of the IFx-2.0 personalized cancer vaccine.    Morphogenesis plans to pursue the potential expansion of IFx-2.0 to other cancers beyond MCC by conducting a basket trial. Morphogenesis believes that the tumor biology leading to primary resistance to checkpoint inhibitors is, for the most part, common irrespective of the type of tumor (i.e., histology agnostic). Morphogenesis plans on examining IFx-2.0 in patients with any type of advanced cancer where their tumor exhibits primary resistance to and who fail checkpoint inhibitor therapy. If successful, this basket trial is intended to expand the use of IFx-2.0 to many types of cancer for which there are no effective or approved therapies for patients who fail to respond to checkpoint inhibitors.

•        Leverage the IFx technology platform to develop next generation candidates to expand into hematologic cancer indications.    Morphogenesis is also developing IFx-3.0, its mRNA based personalized cancer vaccine candidate, for systemic (intravenous) administration targeting the CD22 receptor on malignant B cells as a potential treatment for blood related cancers like aggressive lymphoma, with the intention of expanding the application of IFx technology to blood related cancers not amenable to intratumoral administration. Morphogenesis believes this would be the first systemically targeted mRNA cancer vaccine product candidate in development.

•        Establish a leadership position in developing tumor microenvironment modulators.    Through its January 2023 acquisition of the intellectual property assets of TuHURA Biopharma, Inc., Morphogenesis believes that may be the first company to identify a novel Delta receptor that controls the regulation of multiple immune suppressive functions of MDSCs, the primary contributor to tumor microenvironment immunosuppression. Morphogenesis believes that inhibiting MDSC functionality may represent a novel way to overcome acquired resistance to immunotherapies. The company believes that its bifunctional ADCs represent a paradigm shift in this important class of therapeutics and has the potential to position the company to take the lead on advancing these novel bifunctional ADCs to clinical trials.

•        Establish Development and Commercial License Collaborations.    Leveraging its CEO’s track record of successfully establishing development and commercial partnerships, Morphogenesis intends to seek and establish partnerships with large pharmaceutical or biotech companies as a source of non-dilutive capital and funding to advance the global development of its product candidates. Personalized cancer vaccines and tumor microenvironment modulators are areas of intense interest in the biopharmaceutical community, and Morphogenesis believes that IFx’s mechanism of action to restore the cancer-immunity cycle (as described below) and harness the power of innate immunity is distinctly different from mechanisms explored by other companies developing cancer vaccines or other approaches to activating an innate immune response. Similarly, the company believes that its Delta receptor technology to overcome tumor microenvironment immunosuppression and acquired resistance will also potentially stimulate interest among potential pharmaceutical partner collaboration.

Cancer Vaccines

The Cancer-Immunity Cycle

For an anti-cancer immune response to lead to effective killing of cancer cells a series of stepwise events must be initiated and allowed to proceed and expand iteratively. These steps, which are illustrated in the graphic below, are referred to as the “cancer-immunity cycle”. The human immune system is comprised of the innate immune system and adaptive immune system. The innate immune response, through evolution, has developed to protect us from our surrounding environment. It is the defense system with which we are born and serves as the body’s first defense mechanism against pathogens like bacteria or viruses and alerts the immune system to those threats. It works together with its complementary arm, the adaptive immune system, to address threats in the body, including cancer.

In the first step of the cycle, foreign proteins called neoantigens, are created by cancer-related genes and are released and captured by Dendritic Cells (“DCs”) for processing. In order for this step to lead to a tumor killing T cell response, it must be accompanied by signals that specify immunity, or otherwise tolerance to the tumor antigens will be induced. Such immunogenic signals might include proinflammatory cytokines and factors released by dying tumor cells. During the next step, DCs present the captured neoantigens on MHCI and MHCII molecules to T cells, resulting in the priming and activation of tumor cell killing or cytotoxic, T cell responses against these cancer-specific neoantigens, which are viewed as foreign. Finally, the activated cytotoxic T cells traffic to and infiltrate the tumor bed, specifically recognizing and binding to cancer cells through the interaction between its T cell receptor (“TCR”) and its cognate antigen bound to MHCI and kill their target cancer cell. Killing of the cancer cell releases additional tumor-associated neoantigens repeating the first step of the cancer-immunity cycle, to increase the breadth and depth of the response in subsequent revolutions of the cycle.

In cancer patients, the cancer-immunity cycle does not perform optimally. In order for an innate response to be activated against a tumor, the tumor must appear foreign to the immune system. Tumor neoantigens may not be detected due to low neoantigen load or mutational burden, DCs and T cells may treat antigens as self rather than foreign thereby creating T regulatory cell responses rather than cytotoxic responses, T cells may not properly home to tumors, may be inhibited from infiltrating the tumor, or, importantly, factors in the tumor microenvironment might suppress those effector T cells that are produced. The goal of cancer immunotherapy is to initiate and reinitiate a self-sustaining cycle of cancer immunity, enabling it to amplify and propagate.

Trafficking of
T cells to tumors
(CTLs)
4
Priming and activation
(APCs & T cells)
3
blood
vessel
5
Infiltration of T cells
into tumors
(CTLs, endothelial cells)
lymph node
tumor
Cancer antigen
presentation
(dendritic cells/ APCs)
2
6
Recognition of
cancer cells by T cells
(CTLs, cancer cells)
1
Release of
cancer cell antigens
(cancer cell death)
7
Killing of cancer cells
(Immune and cancer cells)

Source: Oncology Meets Immunology: The Cancer-Immunity Cycle, Immunity, Volume 39, July 2013

IFx Technology

The goal of cancer vaccines is to initiate an immune response to tumor neoantigens, which are the abnormal proteins that tumor-associated genetic mutations cause the cells to produce. There are a number of approaches that attempt to make a tumor look foreign to the immune system. The optimal cancer vaccine would make a patient’s entire tumor appear foreign and activate an innate immune response through the release of tumor neoantigens which are presented to cytotoxic T cells, leading to their priming, activation, and proliferation of an immune attack against the tumor. Morphogenesis’ IFx Technology is designed to accomplish this goal.

Morphogenesis’ IFx platform technology utilizes a proprietary plasmid DNA (“pDNA”) or messenger RNA (“mRNA”) which, when introduced into a tumor cell, results in the expression of a highly immunogenic bacterial protein (Emm55) from a rare variant of Streptococcus pyogenes on the surface of the tumor cell. By mimicking a bacterium, Morphogenesis’ technology makes a tumor cell look like bacteria. This is graphically demonstrated below. By making a tumor look like a bacterium, the molecular pattern of the bacterial protein is intended to be recognized by specific receptors on immune cells called pattern recognition receptors, also referred to as toll-like receptors or TLRs. These receptors are pre-programmed over evolution to recognize specific patterns or motifs on pathogens like bacteria and activate and harness the power of the body’s innate immune response.

Source: Morphogenesis

In cancer patients, the cancer-immunity cycle does not perform optimally. In order for an innate response to be activated against a tumor, the tumor must appear foreign to the immune system. The company’s IFx technology aims to overcome this key step in restoring a more optimally functioning cancer-immunity cycle. In the setting of injecting Morphogenesis’ emm55 pDNA into a patient’s tumor cell, IFx is designed to harness the body’s natural innate immune response making the patients entire tumor appear foreign. This causes antigen presenting cells, or APCs, like DCs to phagocytize (which is the process of “eating” and “digesting”) the tumor cell, thinking they are bacteria. DCs present the captured neoantigens on MHCI and MHCII molecules to T cells, resulting in the priming and activation of tumor cell killing or cytotoxic, T cell responses against these cancer-specific neoantigens, which are viewed as foreign. This is referred to as “primary epitope spreading.” Epitopes are the region/part of tumor antigens that are recognized by the immune system, specifically by antibodies, B cells and T cells. In doing so the first step of the cancer-immunity cycle is activated and restored. This process is demonstrated in the illustration below:

Source: Morphogenesis

Other Types of Cancer Vaccines

To date, most cancer vaccines, such as those described below, have utilized a number of approaches to initiate and restore the cancer immunity cycle. However, these approaches have seen limited success. The following is a description of these approaches:

Oncolytic Virus Vaccines.    Oncolytic virus vaccines are designed to preferentially induce viral replication-dependent oncolysis (viral induced killing) in tumors in an effort to stimulate antitumor immune responses. Intratumoral injection is thought to trigger both local and systemic immunological responses leading to cell lysis, the release of tumor-associated antigens, and subsequent activation of innate and adaptive immune systems to induce tumor antigen-specific effector T-cell antitumor immunity. However, the use of a gene to produce a virus to kill the tumor differs from the activation of an innate response as a result of “seeing” the virus as being abnormal and activating a response against the virus and thus the tumor cell. As a result, clinical trials leading to the approval of oncolytic viral treatments have been restricted to intratumoral injection-induced tumor killing and shrinkage thus limiting their application to tumors with limited stages of cancer with accessible lesions. Clinical trials of oncolytic viral vaccines have not demonstrated a benefit on patient overall survival.

Tumor-associated antigen vaccines.    Another approach is to utilize Tumor-Associated Antigens (“TAAs”), some of which may also be similar to self-antigens, although preferentially overexpressed on tumor cells. However, these TAAs may also be displayed by normal healthy cells or cancer testis antigens that are only expressed by tumor cells and adult reproductive tissues. T and B cells with high affinity toward these TAAs also target self-antigens leading to the removal of these T and B cells from the immune repertoire by central and peripheral tolerance. Thus, a potent vaccine must break tolerance for them to work. To date, this approach has had limited success.

Tumor-specific antigen vaccines.    Tumor-Specific Antigens (“TSAs”) differ from tumor-associated antigens since they are not shared with similar self-antigens. They are typically de novo epitopes expressed by cancer-causing viruses (or oncoviruses) or private neoantigens encoded by somatic mutations. TSAs are truly tumor specific with no central tolerance. Deciding which TSAs to select and how to configure such multivalent vaccines is itself a daunting challenge. It may be insufficient to rely entirely on sequencing the expressed tumor genome looking for point mutations, translocation fusions, or CT antigens. Not only might this vary from patient to patient or even from cell to cell within a single patient’s tumor, expression at the messenger RNA or protein level does not assure that predicted antigenic peptides will be generated and expressed as peptide-MHCI complexes, especially in the face of the allelic complexity in the MHC. Several groups are actively approaching this problem by using a combination of informatics and mass spectroscopy of peptides eluted from MHCI molecules. Early clinical trials used as neo-adjuvant therapy in combination with checkpoint inhibitors has yielded encouraging results, although how best to deliver them to patients remains a critical unknown.

Potential Advantages of IFx Personalized Cancer Vaccine Technology

Morphogenesis’ approach is designed to harness activation of the innate immune response recognizing that the tumor itself represents a type of endogenous vaccine, accessing the naturally occurring source of TSAs. Morphogenesis believes that its IFx technology avoids problems associated with trying to predict which tumor-specific antigens are important and avoids the challenges associated with selection, analysis, production and delivery that accompanies TSAs used in other vaccine approaches. The company believes that its IFx personalized cancer vaccine technology offers the following advantages over other vaccine technologies:

•        Simpler and faster to administer to the patient.    The IFx-2.0 personalized cancer vaccine product candidate involves an injection with a small needle and 200 microliters of volume (equivalent of 6 one thousandths of an ounce) into a patient’s tumor during a clinic visit. In contrast, current TSA vaccine product candidates in development are more time consuming and involve more steps in their administration, and have other regulatory and commercial complexities. Many require biopsying a patient’s tumor, transporting it to a lab, conducting genomic tests and relying on computational methodologies to predict, select and construct mRNAs for each tumor antigen believed to be important to elicit an immune response against the patient’s tumor. Once constructed the vaccine must then be injected into the patient’s arm. Administered mRNA are subject to degradation and translational repression (“miRNA”), raising questions on the amount of TSA actually translated and produced.

•        Accesses naturally occurring source of a patient’s tumor associated antigens.    Morphogenesis’ cancer vaccine product candidate’s mechanism of action is designed to lead to a broader, more comprehensive personalized anti-tumor response than vaccines requiring tumor sampling. Injecting the Morphogenesis emm55 pDNA into a patient’s tumor cell makes that tumor cell look like a bacterium, which is then seen by immune cells as being foreign, priming the activation of your body’s first line of defense that we are all born with called the innate immune response. A type of immune cell called Antigen Presenting Cells (“APCs”), like DCs, package all of the patient’s tumor’s neoantigens that are unique to each patient’s individual tumor for processing not just ones thought or computationally predicted to be important.

•        Systemic Tumor Targeted Administration — Morphogenesis believes that IFx-3.0, its tumor targeted mRNA vaccine product candidate, is the first vaccine candidate to utilize an antibody fragment (“scFv”) to “carry” the mRNA vaccine product candidate to the CD22 receptor present on B cell cancers like lymphoma or other tumor associated receptor targets on a other blood related cancers like leukemia. Malignant lymphoma and leukemia cells circulate throughout the bloodstream, accumulate and fill and overcrowd the bone marrow, spleen and lymph nodes. Targeting blood-related cancers with Morphogenesis’ mRNA vaccine product candidate has the potential to activate an innate response in all of these compartments, targeting a significantly greater number of tumor cells than can be achieved with intratumoral or intramuscular injection, leading to a more intense, robust innate response against the tumor.

Tumor Microenvironment Modulators: Inhibiting and Reprogramming MDSCs

MDSCs are among the most common cells present in the tumor microenvironment, which is the tissue surrounding the tumor, where they are a major regulator of suppression of the immune system. MDSCs are normally produced during pregnancy where they migrate to and populate the placenta, creating an immunologic sanctuary for the fetus. Since half of the genetic make-up of the fetus comes from the father, this is necessary to prevent the mother’s immune system from attacking the fetus. They are also produced in settings of chronic inflammation or autoimmune disease as a mechanism to decrease inflammation or autoimmunity.

In cancer, MDSCs are hijacked by tumors to create an immunosuppressive environment in the tissues in which the tumor lives. MDSCs are the primary driver of the immunosuppressive tumor microenvironment. Multiple effector molecules and signaling pathways are used by MDSCs to regulate immune suppression. One main mechanism involves depletion of necessary amino acids like arginine through prodution of arginase (“Arg-1”), or “destruction” of inflammatory cytokines via production of inducible nitric oxide (“iNOS”), in addition to anti-inflammatory prostaglandins (“COX2”), immune suppressing cytokines like transforming growth factor beta (“TGF-β”) or Interleukin 10 (“IL-10”) and recruitment and induction of immune inhibitory cells such as regulatory T cells (T regs) and M2 polarized tumor associated macrophages (“TAMs”). Accumulating evidence demonstrates that the enrichment and activation of MDSCs correlates with tumor progression, metastasis and recurrence. In addition, MDSCs circulating in the blood of patients with cancer is highly correlated to poor clinical outcome.

Morphogenesis believes that inhibiting and reprograming MDSC function represents a promising novel approach to overcome MDSC-induced TME immunosuppression and the resulting acquired resistance to immune therapies. Various companies are focusing on several strategies, including blocking MDSC recruitment to the microenvironment or inhibiting their production in the bone marrow. Another potential strategy is inhibiting MDSC-mediated immunosuppression by developing inhibitors to a number of individual MDSC-related immune suppressing compounds such as IDO, iNOS or COX2 inhibitors.

Morphogenesis Delta receptor inhibitors: bifunctional antibody drug conjugates (ADCs)

Morphogenesis believes that it is the first company to describe the high expression of a novel Delta receptor on MDSCs. Inhibition of the Delta receptor is designed to block MDSC production of multiple immunosuppressing factors, repolarizing immune suppressing Tumor-Associated Macrophages or TAMs from M2 to M1 immune activating phenotype and prevents MDSC proliferation and migration from the bone marrow.

Morphogenesis is developing small molecule Delta receptor inhibitors and bifunctional ADCs, which it believes have the potential to be a major advance in overcoming acquired resistance to checkpoint inhibitors and cellular therapies like CAR T. The company believes that its MDSC-targeting ADCs have a number of potential benefits over current approaches to overcoming acquired resistance to immunotherapies, including the following:

•        Inhibiting MDSC production of multiple immune suppressing factors.    The Delta receptor on MDSCs is like a “master switch” controlling the regulation of multiple immune factors such as IDO, iNOS, and Arg-1. Inhibiting the receptor is intended to result in “shutting off” production of multiple immune suppressing factors as compared to the industry focus of developing inhibitors targeting a single factor.

•        Blocking MDSC recruitment to the microenvironment.    To exhibit their immunosuppressive phenotype, MDSCs have to be recruited to the tumor site. This process is mediated mainly by chemokines secreted in the tumor microenvironment and chemokine receptors expressed on MDSCs. There are a number of strategies to prevent the recruitment of MDSCs to the microenvironment through the development of inhibitors of chemokines such as CCL2/CCR2 blockade. However brain, heart, kidney, liver, lung, ovary, pancreas, spinal cord, spleen, and thymus also express CCR2, introducing the potential for off-target side effects with this approach. Inhibiting the Delta receptor may achieve this objective without the potential for these off-target side effects.

•        Inhibiting MDSC production in the bone marrow.    To date, the majority of approaches to inhibiting MDSC production have relied on a variety of chemotherapeutic or differentiating agents (“ATRA”). Delta receptor inhibition may result in decreased proliferation and production of MDSCs without requiring toxic agents like chemotherapy.

•        Converting tumorigenic to immunogenic phenotype while localizing checkpoint inhibitor(s) in the microenvironment.    Unlike other ADCs, Morphogenesis’ ADCs are designed to be bifunctional — having two functions: removing MDSC-related immune suppression, making tumor susceptible to attack, while localizing checkpoint inhibitors where the tumor resides. These two functions are intended to work together with the goal of overcoming acquired resistance, preventing T cell exhaustion and allowing checkpoint inhibitors and cellular therapies to be safer and more effective at eradicating the tumor.

Morphogenesis Development Program and Development Strategy

Using the company’s proprietary personalized cancer vaccine and Delta receptor inhibitor tumor microenvironment modulator technology platforms, Morphogenesis is researching and developing multiple product candidates targeting rare cancers where there exists unmet medical need for effective therapies.

The company is progressing IFx-2.0, its lead personalized cancer vaccine candidate, to a Phase 2/3 single registration trial as adjunct to Keytruda® in first line therapy of MCC, a rare form of aggressive skin cancer. Morphogenesis currently expects to initiate this trial in the first quarter of 2024 with top line data anticipated to be received in mid-2026. To expand the application of IFx-2.0, the company is planning to conduct a “basket trial” for patients with any type of tumor that exhibits primary resistance to checkpoint inhibitor therapy and who have no subsequent effective treatments. The company is also conducting earlier stage cancer vaccine development and tumor microenvironment modulator discovery programs focused on B cell malignancies, Myelodysplastic Syndromes (“MDS”) among other blood related cancers.

Morphogenesis’ product pipeline is represented in the diagram below:

In addition to IFx-2.0, Morphogenesis is also developing IFx-3.0, a tumor targeted mRNA cancer vaccine candidate for intravenous administration targeting B cell cancers like lymphoma. As illustrated below, Morphogenesis believes that using an scFv antibody fragment designed to target the CD22 receptor on malignant B cells coupled to a lipid nanoparticle containing the company’s mRNA vaccine candidate represents a new class of personalized cancer vaccines for intravenous administration to treat blood related cancers that have failed cellular therapies, like CAR T. Morphogenesis plans on identifying a lead candidate for IFx-3.0 late in 2023 and beginning IND-enabling studies in early 2024

Single chain variable fragment-targeted lipid nanoparticle

GenVoy-ILM™
Ionizable Cationic lipid
Cholesterol
Helper lipid
Stabilizer
Human codon-optimized
emm55 mRNA
V_H
V_L
DSPE-PEG2000
Maleimide
100-200 nm

Source: Precision NanoSystems and Morphogenesis

The company’s earlier stage discovery program focuses on further characterization of the Delta receptor on MDSCs and identifying additional small molecule receptor inhibitors and to select a lead bifunctional ADC candidate for animal model testing. The company believes that its ADCs potentially represent a paradigm shift in that they are bifunctional, where the targeting moiety is a small molecule which, in addition to targeting the Delta receptor also inhibits its signal transduction, blocking the MDSC production of MDSC multiple immune suppressing factors. In addition, unlike marketed ADCs, Morphogenesis’ payload is an immune effector like a checkpoint inhibitor. The company’s first target indication would be Myelodysplastic Syndrome, or MDS, where both MDSCs and TIGIT, a checkpoint, are implicated in this preleukemic condition.

Although the combined company will have broad discretion over the use of the cash of the combined company and the proceeds from the Initial Financing, Morphogenesis’ current development plan contemplates that the cash available to the combined company upon closing, including the net proceeds from the Initial Financing, will be used generally as follows:

•        approximately $6 million to $7 million for costs associated with the company’s planned Phase 2/3 trial for IFx-2.0;

•        approximately $2 million to $3 million for costs associated with the company’s planned basket trial for IFx-2.0;

•        approximately $6 million to $7 million for chemistry, manufacturing, and controls (CMC) activities relating to the foregoing planned trials;

•        approximately $2 million to $3 million for research and development activities, including with respect to IFx-3.0 and Morphogenesis’ Delta receptor technology; and

•        the remainder for general corporate purposes, including general and administrative expenses.

Management of the combined company will have broad discretion over the use of the cash of the combined company and cannot specify with certainty the particular uses of such cash, and management of the combined company will have the discretion to use the combined company’s cash in ways that are different than set forth above. See “Risk Factors — Risks Related to the Combined Company — The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and the proceeds from the Initial Financing and Second Financing and may invest or spend the proceeds in ways that may not increase the value of your investment.”

Clinical Data

IFx-2.0 Clinical Trials

For purposes of the below descriptions of our clinical trials, the response rates for IFx-2.0 are evaluated and defined under the Response Evaluation Criteria in Solid Tumors guidelines, or RECIST guidelines, which are the currently accepted standards that define when tumors in cancer patients improve. Under the RECIST guidelines, a “durable response”, or DR, is deemed to be a complete or partial response beginning within 12 months of treatment lasting 6 months or more. A “complete response”, or CR, is deemed to be disappearance of all target lesions. A “partial response”, or PR, is at least a 30% decrease in the size of the target lesions. “Progressive disease”, or PD, is at least a 20% increase in the sum of the longest diameter of the target lesions. “Stable disease”, or SD, means that the patient has neither sufficient shrinkage in the lesions to qualify for PR nor sufficient increase to qualify for PD, taking as reference the smallest sum diameters while on study. The term “overall response rate” is defined as the proportion of patients who have a partial or complete response to therapy. Furthermore, the term “pCR” refers to a pathological complete response, which is the absence of signs of cancer in tissue samples removed during surgery or biopsy after treatment.

The evidence of clinical response rates described below or elsewhere in this prospectus, as well as the other clinical activity and results described below or elsewhere in this prospectus, does not mean that IFx-2.0 or any other product candidate has demonstrated, or that such clinical response data will predict, sufficient clinical efficacy and prove the required level of safety in order to receive FDA approval or any other required regulatory approval in its subsequent clinical trials.

Phase 2/3 registration trial anticipated to be conducted under Accelerated Approval Pathway

Morphogenesis is in discussions with the FDA, including the deputy director of FDA’s Oncology Center of Excellence, in finalizing its Phase 2/3 registration trial design. The company expects to initiate this single registration directed trial for IFx-2.0 under the FDA’s accelerated approval pathway in the first half of 2024. Enrollment is projected to take approximately 18 – 24 months, with top line results currently expected in mid-to-late 2026. The study design that Morphogenesis has agreed to in principle with the FDA will be a randomized, placebo-controlled trial in front line therapy of patients with advanced MCC. This trial will compare overall response rates achieved with Keytruda® (pembrolizumab), the current front-line standard of care, compared to Keytruda® and adjunctive therapy with IFx-2.0. The company anticipates conducting this trial under an SPA with the FDA. If successful, this trial would form the basis of a BLA which the company would expect to submit to the FDA in the first quarter of 2027. The study population, dose, schedule, and study design is based on the response rates observed in the company’s Phase 1b trial in patients with advanced MCC who exhibited primary resistance to anti PD(L)-1 checkpoint inhibitors such as Keytruda®. The planned trial has been designated as a Phase 2/3 trial by FDA as opposed to a Phase 2 trial, as the study design incorporates a randomized placebo controlled design and as a single trial is expected to be adequate for consideration of product approval. The clinical study design for the Phase 2/3 registration trial is presented below. Based on correspondence with the FDA, patients with advanced MCC represent a patient population with an unmet medical need. Our study, based on discussions with the FDA, was designed to determine if IFx-2.0 can increase the overall response rate when used as adjunctive therapy to Keytruda in first line treatment of patients with advanced MCC when compared to Keytruda alone. The FDA considers ORR as a surrogate endpoint likely to predict clinical benefit in this setting and has agreed to that endpoint in consideration for accelerated approval for the company’s planned phase 2/3 clinical trial. Despite the discussions held to date with the FDA, Morphogenesis has not yet reached final agreement with the FDA as to all the details regarding the planned study.

Note: “FPI” means first patient in, “LPI” means last patient in, and “TLR” means top-line results. Progression Free Survival, or PFS, is defined as the time from randomization until first evidence of disease progression or death, and Overall Survival, or OS, is defined as the time between randomization to death.

Phase 1b Trial in Metastatic Merkel Cell Carcinoma and Cutaneous Squamous Cell Carcinoma

Morphogenesis has completed enrollment in a multicenter Phase 1b dose and schedule finding trial for the company’s IFx-Hu2.0 personalized cancer vaccine candidate in patients with advanced MCC or cutaneous Squamous cell carcinoma. This study follows a two-stage design with a primary goal to assess the safety and feasibility of repeated dosing schemas of IFx-2.0. In the first stage (exposure escalation), a 3+3 trial design was utilized to assess safety of repeated weekly intratumoral vaccinations using a fixed dose of IFx-2.0 (Cohort 1 = single dose; Cohort 2 = 2 doses, 1 week apart; Cohort 3 = 3 doses, weekly for 3 weeks). If successful, the second, expansionl stage would be conducted to increase the total study sample size to 20. As of August 15, 2023 a total of 22 patients have been enrolled.

The primary objective of the trial is to determine the safety, tolerability, and optimal dose and schedule of IFx-2.0 when administered intratumoral in up to three lesions injected across three different administration schedules. Safety is evaluated for up to 28 days following IFx-2.0 administration. Secondary objectives include tumor shrinkage (injected and non-injected lesions) and correlative immune response analysis (transcriptomic, proteomic, humoral and cellular), pre- and post-IFx-2.0 administration to guide the choice of dose and schedule for the company’s Phase 2/3 registration directed trial.

Five patients with advanced MCC and four with cSCC were enrolled in the dose escalation stage of the trial. Prior to enrollment, all patients with MCC received checkpoint inhibitor with pembrolizumab (4) or avelumab (1), and all had progressive disease with median 3 months treatment (2.0 – 4.5 months). All 4 patients with cSCC previously received cemiplimab with median 6 months treatment (3.0 – 11.5 months). Patient demographics are shown below.

DEMOGRAPHICS

Sex	Age	Race	Histology	Prior Lines of Therapy
Male (6)	Average 67.4 years	White (7)	Merkel cell (5)	1 or 2 (7)
Female (3)	Range (57 – 74)	Hispanic/Latino/Asian (2)	Squamous cell (4)	> 3 (2)

IFx-2.0 was well tolerated at all doses and schedules with no treatment related serious adverse events reported. Two patients experienced Grade 1 injection site reaction and/or Grade 1 tumor related bleeding at the injection site, and in both cases this local adverse event was self-limiting. One patient developed new Grade 1 AST elevation in the follow up period post-injection that was considered possibly treatment related given the timing and lack of alternate etiology identified. No patients experienced a Grade 2 or higher adverse event during the study window that was felt to be treatment related.

Following completion of protocol therapy, all 5 patients with Merkel cell and 2 of 4 patients with Squamous cell were treated with anti-PD(L)-1 checkpoint inhibitor monotherapy as the immediate post-protocol treatment: pembrolizumab (3) or avelumab (2) in Merkel cell and cemiplimab (2) in Squamous cell. Four of 5 patients with Merkel cell and 1 of 2 patients with Squamous cell, or 5 of 7 total (71%), experienced an objective response to checkpoint inhibitor rechallenge with duration of response ongoing in 4 patients (7+, 8+, 9+, 20+ months) and one response lasting 23 months. All patients with Merkel cell with post-protocol response to anti-PD(L)-1 checkpoint inhibitor therapy had previously experienced progression to this same drug class prior to treatment on protocol. Post-protocol checkpoint inhibitor rechallenge treatment responses among patients with advanced MCC and cutaneous Squamous cell carcinoma are shown in the tables below.

MERKEL CELL CARCINOMA

Patient ID	Cohort (1-3)	Pre-trial CPI	Pre-trial CPI Best Response	Pre-trial CPI Tx Duration (months)	Additional Treatments between CPI and IFx trial	Post-Protocol Treatment after IFx-2.0	Treatment Response	Duration Of Response (DOR)
MCC-02	1	Pembrolizumab	PD	3.0	None	Avelumab	CR	23 months
MCC-03	2	Pembrolizumab	PD	4.5	Surgery + XRT	Avelumab	PR	20+ months
MCC-04	2	Pembrolizumab	PD	4.0	None	Pembrolizumab	Radiographic PR, surgical CR (with pCR)	9+ months
MCC-05	3	Avelumab	PD	2.5	None	Pembrolizumab	PR	8+ months
MCC-07	3	Pembrolizumab	PD	2.0	MDM2 inhibitor trial (PD), carboplatin + etoposide (PD), sandostatin (PD)	Pembrolizumab	PD	NA

CUTANEOUS SQUAMOUS CELL CARCINOMA

Patient ID	Cohort (1-3)	Pre-trial CPI	Pre-trial CPI Best Response	Pre-trial CPI Tx Duration (months)	Additional Treatments between CPI and IFx trial	Post-protocol Treatment after IFx-2.0	Treatment Response	DOR
MCC-01	1	Cemiplimab	SD	11.5	XRT	Cetuximab	PD	N/A
USC-01	1	Cemiplimab	PD	4	Cetuximab, XRT	Carboplatin + cetuximab	PD	N/A
USC-02	2	Cemiplimab	PD	2.5	XRT, carbo/cetuximab, carboplatin + capecitabine + cetuximab	Cemiplimab	PD	N/A
MCC-06	3	Cemiplimab	PR	8.0	None	Cemiplimab	PR	7+ months

Importantly, IFx-2.0 is not an intratumoral therapy like oncolytic viral therapies whose anti-tumor activity is limited to accessible, injected lesions in limited stages of cancer. In contrast, IFx-2.0’s mechanism of action is to prime and activate an innate immune response in injected lesions. Morphogenesis chose to examine IFx-2.0 in cutaneous malignancies because human skin has a high density of DCs which are very efficient in presenting foreign antigens to immune cells. Local injection of IFx-2.0 into cutaneous lesion(s) has resulted in immune cell infiltration, and in the context of MHCI and MHCII, tumor neoepitope presentation to naïve B and T cells followed by activation of tumor specific B and T cells. The immune response has not been localized to just injected lesions but rather systemic as demonstrated by production of tumor specific IgM and IgG antibodies in the plasma of patients post IFx-2.0 administration and prior to checkpoint inhibitor therapy rechallenge. Patients MCC-03 and MCC-05 below demonstrated the abscopal effect of adjunctive IFx-2.0 therapy, providing an activated immune response upon which rechallenge with checkpoint inhibitors can work despite their prior use failing to achieve an anti-tumor response. Each of these patients, in addition to patients MCC-02 and MCC-04, exhibited primary resistance to checkpoint inhibitor therapy, which the company believes is an indication of the ability of IFx-2.0 to overcome primary resistance in MCC upon rechallenge with checkpoint inhibitor therapy. Similar results were observed in patient with Squamous cell carcinoma upon rechallenge checkpoint inhibitor therapy.

Case study (MCC-005):    Patient was treated for multifocal in-transit recurrence of MCC in left leg with avelumab x 6 doses (12 weeks) with continued rapid clinical progression as well as development of liver metastatic disease on this therapy. Subsequently the patient was enrolled on IFx-2.0 protocol and received 3 weekly injections of IFx-2.0 without complication but continued clinical progression (additional in-transit sites). Disease status at time of last injection shown on Left. Following completion of protocol therapy, subject was rechallenged with pembrolizumab, a checkpoint inhibitor, and experienced an obvious clinical response initially apparent approximately 3-4 weeks into therapy. Clinical response at 3 months (middle photo below) and 6 months (right photo below) are shown in the photos below. Concordant (near-complete) radiographic response of liver metastases has also been observed and response has been maintained to date (7+ months).

Case study (MCC-002):    Subject was treated with adjuvant pembrolizumab for stage II MCC on the STAMP trial but developed (nodal) progression after receiving 6 doses. Subject underwent salvage surgery/XRT but developed widespread metastatic disease ~3 months later (nodal, dermal, and intramuscular sites of disease). Subject was then enrolled on IFx-2.0 protocol and received 2 weekly injections to 3 nodal/dermal metastatic sites but experienced continued rapid progression (both injected and non-injected sites) including bulky diffuse adenopathy and numerous widespread subcutaneous/dermal nodules. Representative imaging from the time of completion of protocol therapy is shown on left in photo below including several subcutaneous sites (as noted by the arrows) and bulky retroperitoneal (“RP”) conglomerate lymph node (“LN”) metastases. Post-protocol, subject was started on checkpoint inhibitor rechallenge with avelumab and experienced deep partial response that has been maintained to date (20+ months). Representative images from post-checkpoint rechallenge restaging shown below on right (complete remission of subcutaneous nodules, partial response in retroperitoneal sites).

Phase 1 Trial in Advanced, (Stage IIIC-IV) Cutaneous Melanoma

Morphogenesis also conducted a Phase 1 trial at the Moffitt Cancer Center in 7 patients with advanced (Stage IIIc/IV) cutaneous melanoma, 6 of whom were eligible for evaluation post-IFx-2.0 therapy. The primary objective of the trial was to determine the safety and tolerability of IFx-2.0 when administered intratumorally with up to three lesions injected at a single time point. Safety was evaluated for 28 days following IFx-2.0 administration. Secondary objectives included tumor shrinkage (objective response rates), transcriptomic, proteomic, humoral, and cellular immune response pre and post IFx-2.0 administration. IFx-2.0 was well tolerated. Mild pain and swelling among injected lesions was most common reported side effect < Grade 2 in severity. Four of the 6 patients exhibited primary resistance to, and failed checkpoint inhibitor trials prior to IFx-2.0. Following IFx-2.0 administration 3 of 4 patients subsequently responded to rechallenge with checkpoint inhibitor(s). One patient achieved stable disease (“SD”) and 2 experienced a partial response (“PR”). As of the last follow up responses are ongoing at 1337, 608, 313 days. Two patients (SD and PR) underwent surgical resections following checkpoint inhibitor therapy. Immunologic profiling data (pre- and post- IFx-2.0) demonstrated a robust systemic immune response with (i) activation of tumor specific B cells with tumor specific IgM/IgG antibody production recognizing hundreds of previously unrecognized melanoma tumor neoepitopes and (ii) gene signature, consistent with innate response in injected lesions, a gene signature consistent with adaptive response in un-injected lesions as well as increased expression (up to 11 fold) of genes known to be predictive of response to checkpoint inhibitors following IFx-2.0 therapy but prior to checkpoint inhibitor rechallenge. A summary of objective anti-tumor responses achieved in patients with MCC, sSCC, and Melanoma who exhibited primary resistance to checkpoint inhibitors who were rechallenged with checkpoint inhibitor following IFx-2.0 administration is shown below.

Clinical Development Plan

IFx-2.0 trial as adjunctive therapy with Keytruda® for first line treatment of advanced Merkel cell carcinoma.    The company plans to initiate a single randomized, placebo controlled registration directed Phase 2/3 trial under accelerated approval in first line treatment for patients with advanced MCC. The objective of the study is to demonstrate that use of IFx-2.0 as adjunctive therapy to Keytruda® can significantly increase the overall response rate compared to Keytruda® alone. Assuming positive data, the company plans on submitting a BLA to the FDA in late 2026.

IFx-2.0 Basket Trial.    The company is planning a trial of IFx-2.0 as adjunctive therapy with anti-PD(L)-1 checkpoint inhibitor compared to anti-PD(L)-1 therapy in patients with advanced cancers who exhibit primary resistance to anti-PD(L)-1 therapy who have no subsequent approved or effective therapies. The company expects to conduct this study under the FDA’s accelerated approval pathway. If successful, the company believes this trial could expand the use of IFx-2.0 significantly as only 20% of all cancers respond to checkpoint inhibitors like anti PD(L)-1 therapy.

IFx-3.0 Next Generation mRNA vaccine.    The company is developing a second personalized cancer vaccine candidate that incorporates its codon optimized mRNA into a lipid nanoparticle coupled to an antibody fragment called scFv targeting the CD22 receptor. CD22 is overexpressed on a variety of B cell cancers including aggressive lymphomas like DLBCL. Unlike IFx-2.0, which utilizes a proprietary pDNA for intratumoral administration, the company is designing IFx-3.0 for intravenous (or autologous whole cell) administration. This is intended to allow extension of the company’s cancer vaccine candidates to tumors not accessible by injection, like blood-related cancers, and could result in eliciting a more potent immune response without the need for checkpoint inhibitors. The company plans to initiate IND-enabling studies in 2024 with IND submission to start human clinical trials in 2025.

TBS-2025 Nal anti-TIGIT bifunctional ADC.    TBS-2025 is the company’s proprietary bifunctional ADC in development, which is being designed to target and block the Delta receptor on MDSCs localizing the anti-TIGIT checkpoint inhibitor in the tumor microenvironment. The company expects to investigate TBS-2025 in the treatment of MDS. MDS is a group of heterogeneous diseases with abnormal quality and quantity of blood cells. It originates from hematopoietic stem cell and is characterized by peripheral blood cytopenia, bone marrow dysfunctional hematopoiesis, and an increased risk of progression to acute myeloid leukemia (“AML”). The checkpoint, TIGIT, is highly expressed on NK and T cells where it is linked to disease progression and the immune escape of MDS. The high expression levels of TIGIT are associated with decreased Natural Killer (“NK”) and T cell function, and significantly lower secretions of immune activation factors. It is known that MDSCs play a central role in immune-surveillance suppression and disease progression in high risk MDS. Recent data demonstrates that MDSCs inhibit NK cells in MDS through the TIGIT pathway providing a scientific rationale for targeting MDSC function with the company’s Delta receptor inhibitor while blocking TIGIT’s effects on NK cell function. The company plans on initiating IND-enabling studies in late 2024 targeting a phase 1 trial in late 2025.

Future Opportunities

Morphogenesis plans to leverage its cancer vaccine and ADC technologies to pursue additional targets of interest. These include current indications in the company’s pipeline as well as other targets that might be validated in the future.

In addition to their role in MDS, MDSCs also play a role in AML. MDSCs are expanded in AML and contribute to tumor-related immunosuppression. Increased numbers of MDSCs in the peripheral blood of patients with AML correlates with poor outcome. OX40, a cell surface glycoprotein and member of the tumor necrosis factor (TNF) receptor family, is expressed by CD4 T cells and provides a costimulatory signal for T cell activation. Substantial surface expression of OX40 has been detected on malignant cells of AML patients and in the tumor microenvironment. A number of OX40 agonists are in clinical development. Morphogenesis believes targeting MDSCs with the company’s bifunctional ADC can provide multiple points of attack for treating AML.

Market Opportunity

Checkpoint inhibitors dominate oncology sales and represent the most successful oncology drug commercial launches in oncology drug development. Since their commercial launch in 2014, sales of checkpoint inhibitors have grown at an impressive compounded annual growth rate with $29.9 billion in sales in 2020 reaching $37 billion in 2022, according to Precedence Research. By 2030 the market is expected to grow to over $148 billion in world wide sales, according to Precedence Research. The company believes that its two technology platforms have the potential to address both primary and acquired resistance, the two major limitations to checkpoint inhibitor and cellular therapies and as such represents a large market opportunity. While upward of 15% to 60% of patients will respond to first time treatment with checkpoint inhibitors, 40% to 85% will not. It is this population of patients with primary resistance to checkpoint inhibitors that the company believes represents the initial market opportunity for IFx-2.0. The biologic basis for primary resistance to checkpoint inhibitors is similar across various tumor types, predominately the lack of tumor infiltration with activated tumor specific T cells. The company believes that an agent that can overcome primary resistance to checkpoint inhibitors in one tumor type should overcome resistance in others, if not all, tumor types that exhibit primary resistance to them. The company’s initial strategy is to demonstrate the ability of IFx-2.0 to overcome primary resistance in the 50% of patients with advanced MCC receiving front line therapy with Keytruda® (pembrolizumab), the current standard of care, allowing more patients to achieve an anti-tumor response than with Keytruda® alone.

PRECEDENCE RESEARCH
IMMUNE CHECKPOINT INHIBITORS MARKET SIZE, 2021 TO 2030 (USD BILLION)
150
135
120
105
90
75
60
45
30
15
0
$ 31.4
$ 37.31
$ 44.32
$ 52.66
$ 62.56
$ 74.33
$ 88.31
$ 104.92
$ 124.65
$ 148.1
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
Source: www.precedenceresearch.com

It is estimated by the American Cancer Society that there are approximately 2,000 patients in the U.S. diagnosed with MCC each year, and the standard of care for patients with the advanced for of the disease is front line therapy with a checkpoint inhibitor like Keytruda® (pembrolizumab). While the market size for an indication in MCC is relatively limited, given that the biologic basis for primary resistance to checkpoint inhibitors is common across many tumor types, Morphogenesis believes the success of this clinical trial would increase the probability that IFx-2.0 would also be successful in a variety of tumor types. The company plans on testing IFx-2.0 in what is termed a “basket trial” which would enroll patients with tumor types that exhibit a high percentage of primary resistance to checkpoint inhibitors where no effective alternative therapy exists. If successful, the results from that clinical trial could allow IFx-2.0 to be used in a variety of tumor types that exhibit primary resistance to checkpoint inhibitors. Such an indication would be expected to expand the market application of IFx-2.0 significantly.

Among patients who initially respond to treatment with checkpoint inhibitors, almost all patients will ultimately develop acquired resistance where checkpoint inhibitors no longer work and the tumor recurs and/or progresses. While the cause of acquired resistance is multifactorial, a major contributor is MDSC-induced immunosuppression of the tumor microenvironment leading to T cell exhaustion and failure of checkpoint inhibitors or cellular therapies. The company’s initial strategy is to investigate its Delta receptor MDSC-targeted bifunctional ADCs in tumor types that initially responded to and subsequently progressed on or following checkpoint inhibitor therapy. If successful in overcoming acquired resistance to checkpoint inhibitors while potentially limiting their toxicity to non-tumor tissue, such an application would be expected to also represent a significant market opportunity.

Our Manufacturing Strategy

Morphogenesis is working with a number of contract development and manufacturing contract organizations (CDMOs) to produce product candidate components, clinical trial material as well as cGMP drug substance and drug product and necessary validated analytical tests required for registration trials and commercial material. The company may enter into development collaborations with large pharmaceutical or biotech companies where the company would look to its development partner to assume responsibility for product manufacturing and supply.

Intellectual Property

Intellectual property is of vital importance in Morphogenesis’ field and in biotechnology generally. Morphogenesis seeks to protect and enhance proprietary technology, inventions, and improvements that are commercially important to the development of Morphogenesis’ business by seeking, maintaining, and defending patent rights, whether developed internally or licensed from third parties. Morphogenesis also seeks to rely on regulatory protection afforded through inclusion in expedited development and review, data exclusivity, market exclusivity and patent term extensions where available. Morphogenesis has sought patent protection in the United States and internationally related to its IFx-Hu2.0 platform technology as well as its IFx-Hu3.0 technology, and Morphogenesis licenses from third parties the patents and patent applications relating to its TME modulators technology.

Morphogenesis expects to file additional patent applications in support of current and new clinical candidates, as well as new platform and core technologies. Morphogenesis’ commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of Morphogenesis’ current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending any such patents against third-party challenges and operating without infringing on the proprietary rights of others. Morphogenesis’ ability to stop third parties from making, using, selling, offering to sell or importing Morphogenesis’ product candidates will depend on the extent to which Morphogenesis has rights under valid and enforceable patents or trade secrets that cover these activities.

The terms of individual patents depend upon the statutory term of the patents in the countries in which they are issued. In most countries in which Morphogenesis files, including the United States, the patent term is 20 years from the earliest filing of a non-provisional patent application. In the United States, a patent term may be lengthened by patent term adjustment (“PTA”), which compensates a patentee for administrative delays by the USPTO in examining and granting a patent. Conversely, a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for extension, which permits patent term restoration to account for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and other foreign jurisdictions. In the future, if and when Morphogenesis products receive FDA approval, Morphogenesis expects to apply for patent term extensions on patents covering those products. Morphogenesis plans to seek patent term extensions to any issued patents Morphogenesis may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with Morphogenesis’ assessment that such extensions should be granted, and if granted, the length of such extensions.

In some instances, Morphogenesis has submitted and expects to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date. While Morphogenesis intends to timely file non-provisional patent applications relating to Morphogenesis’ provisional patent applications, Morphogenesis cannot predict whether any such patent applications will result in the issuance of patents that provide Morphogenesis with any competitive advantage.

Morphogenesis expects to file U.S. non-provisional applications and Patent Cooperation Treaty, or PCT, applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. A designated authority performs an initial search and issues a non-binding opinion as to the patentability of the subject matter. The opinion may be used to evaluate the chances of success of national phase applications in various jurisdictions, thereby informing the development of a global filing strategy.

Although a PCT application does not itself issue as a patent, it allows the applicant to conveniently file applications in any of the member states through national-phase applications. At the end of a period of 30-31 months from the earliest priority date of the patent application (varies by jurisdiction), individual applications can be filed in any of the PCT member states/regions. Use of the PCT system is more cost-effective than direct foreign filings and permits applicants greater flexibility with respect to budgeting and the selection of foreign jurisdictions.

For all patent applications, Morphogenesis determines claiming strategy on a case-by-case basis. Advice of counsel and Morphogenesis’ business model and needs are always considered. Morphogenesis seeks to file patents containing claims for protection of all useful applications of Morphogenesis’ proprietary technologies and any products, as well as all new applications and/or uses Morphogenesis discovers for existing technologies and products, assuming these are strategically valuable. Morphogenesis continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for Morphogenesis processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet Morphogenesis’ intellectual property and business needs.

Morphogenesis recognizes that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, Morphogenesis may not obtain or maintain adequate patent protection for any of Morphogenesis’ future product candidates or for Morphogenesis’ technology platform. Morphogenesis cannot predict whether the patent applications it is currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that Morphogenesis holds may be challenged, circumvented or invalidated by third parties.

The patent positions of biotechnology companies are generally uncertain and involve complex legal, scientific and factual questions. Morphogenesis’ commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require Morphogenesis to alter its development or commercial strategies, or Morphogenesis’ products or processes, obtain licenses or cease certain activities. Morphogenesis’ breach of any license agreements or its failure to obtain a license to proprietary rights required to develop or commercialize Morphogenesis’ future products may have a material adverse impact on the company.

If third parties prepare and file patent applications in the United States that also claim technology to which Morphogenesis has rights, Morphogenesis may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see “Risk Factors — Risks Related to Intellectual Property.”

When available to expand market exclusivity, Morphogenesis’ strategy is to obtain, or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.

Company-owned Intellectual Property

As of August 15, 2023, Morphogenesis had 33 issued patents over 13 jurisdictions, and 9 pending applications (2 U.S. utility patent applications and 7 foreign patent applications). Most of such patents and patent applications relate to our IFx technology platform. The following is a summary of Morphogenesis’ issued patents and pending patent applications as of August 15, 2023 by patent family.

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/Status	Earliest Expected Expiration Date	Type of Patent Protection
DNA Vector and Transformed Tumor Cell Vaccines	Whole cell and DNA cancer vaccines	PCT/US2015/018688 (WO 2015/134577) US 9,555,088 US 9,839,680 US 10,391,158 US 10,751,400	03/04/2015 07/07/2016 01/30/2017 12/11/2017 08/26/2019	Nationalized in CH, DE, DK, EP, FR, GB, HK, IE, NL, NO, SE, US Issued 01/31/2017 Issued 12/12/2017 Issued 08/27/2019 Issued 08/25/2020	3/4/2035 3/4/2035 3/4/2035 3/4/2035 3/4/2035	Use Composition Composition Use
Cancer Vaccine Comprising mRNA Encoding a M-Like-Protein	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2016/033235 (WO 2016/187407) US 9,636,388 US 10,682,401 US 18/060,605	05/19/2016 07/28/2016 05/01/2017 12/01/2022	Nationalized in AU, CA, CH, CN, DE, DK, EP, FR, GB, HK, IE, JP, NL, NO, SE, US Issued 05/02/2017 Issued 06/16/2020 pending	5/19/2036 5/19/2036 5/19/2036 5/19/2036	Use Composition Composition/ use
Modified mRNA for Multicell Transformation	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2021/031204 (WO 2021/226413)	5/7/2021	Nationalized in CN, JP, CA, IN, AU, EP, KR To be filed in HK	5/7/2041
Exosome Delivery of Cancer Therapeutics	Production and use of exosome preparations to systemically deliver pDNA and/or mRNA to tumors	US 18/055,724 (US 2023-0183690)	11/15/2022	Published/pending		Composition/ use

Licensed Intellectual Property Rights Relating to Delta Receptor Technology

Morphogenesis licenses the intellectual property rights relating to its TME modulator technology platform under exclusive license agreements with H. Lee Moffitt Cancer Center and Research Institute (“Moffitt Cancer Center”) and the West Virginia University Research Corporation (“WVURC”). In particular, Morphogenesis is a party to a March 2019 Exclusive License Agreement with Moffitt Cancer Center under which, as amended, Morphogenesis licenses patent rights co-owned by Moffitt and University of South Florida relating to ADCs for immunotherapy and Delta receptor targeted agents for molecular imaging and immunotherapy of lung cancer. Morphogenesis is a party to a second Exclusive License Agreement entered into in April 2021 under which, as amended, Morphogenesis licenses Moffitt’s interest in certain patent rights relating to the applicability of Morphogenesis’ Delta receptor technology to the tumor microenvironment (these patent rights are co-owned by Moffitt and Morphogenesis). Morphogenesis is a party to a September 2022 Restated and Amended Exclusive License Agreement with WVURC pursuant to which Morphogenesis licenses from WVURC certain patent rights (including WVURC’s rights under one patent that is jointly owned by WVURC and Morphogenesis) relating to Delta receptor targeted agents for molecular imaging and cancer immunotherapy. These license agreements were originally entered into with Moffitt and WVURC by TuHURA Biopharma, Inc. (“TuHURA Biopharma”), which assigned its interest under the agreements to Morphogenesis as a part of the acquisition of certain TuHURA Biopharma assets in January 2023. The following are summaries of the material terms of these license agreements:

2019 License Agreement with Moffitt Cancer Center

In March 2019, TuHURA Biopharma, as predecessor in interest to Morphogenesis, entered into an Exclusive License Agreement with Moffitt Cancer Center, which agreement was amended in September 2019, April 2021 and August 2022 (as amended, the “2019 Moffitt Agreement”), for the worldwide, exclusive license of patents for the development, commercialization and marketing of products derived from Moffitt’s rights to patents entitled “Conjugates for Immunotherapy” and “A Delta-Opioid Receptor Targeted Agent For Molecular Imaging And Immunotherapy Of Lung Cancer” (the “2019 Moffitt Licensed Patents”). The exclusive nature of the granted licenses are subject to customary reservations by Moffitt for non-commercial research, development, and academic purposes. The licenses granted by Moffitt are sublicensable by Morphogenesis to affiliates and third parties, subject to certain requirements, including providing Moffitt with a copy of each executed sublicense agreement and ensuring that the sublicensee complies with the terms of the 2019 Moffitt Agreement.

Pursuant to the terms of the 2019 Moffitt Agreement, in partial consideration of Moffitt’s grant of the rights and licenses, TuHURA Biopharma paid to Moffitt one-time, non-refundable license issue fees of $100,000 and $30,000. Additionally, TuHURA Biopharma issued shares of its common stock to Moffitt as additional consideration, which were exchanged for 818,319 shares of Morphogenesis common stock as a part of the TuHURA Biopharma asset acquisition. Morphogenesis is obligated to pay Moffitt an annual license maintenance fee not in excess of $50,000 per year until annual minimum royalty payments commence following commercial sales of licensed products.

Also under the 2019 Moffit Agreement, Morphogenesis is required to make the following additional payments:

•        Various milestone royalty payments based on specified development, approval, commercialization, and sales milestones, which payments range from $150,000 to $400,000 for milestones relating to the commencement of clinical trials up to $3.0 million to $5.0 million based on sales thresholds in excess of $1.0 billion in sales; and

•        Running royalties based on net sales of licensed products with a royalty percentage in the middle-single digit and with escalating minimum annual royalties that do not exceed $0.5 million per year; and

•        Payment of all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the 2019 Moffitt Agreement will be until the later of (i) the date on which the last of the licensed patents expire, or (ii) twenty (20) years after the date of the 2019 Moffitt Agreement. Morphogenesis may unilaterally terminate the 2019 Moffitt Agreement at any time on six (6) months’ notice to Moffitt, provided that all payments due by Morphogenesis at that time have been made through the effective date of termination. Additionally, Morphogenesis may terminate the agreement with written notice to Moffitt in the event Moffitt commits a material breach and such breach is not cured within sixty (60) days following Moffitt’s receipt of such notice. Moffitt has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event Morphogenesis: (x) fails to make payments due under the agreement within thirty (30) days following notice from Moffitt; (y) commits a material breach that is not cured, or capable of being cured, within sixty (60) days after receipt of notice from Moffitt; (z) or challenges the validity of any of the 2019 Moffitt Licensed Patents before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate. At the request of Moffitt, Morphogenesis is obligated to provide all materials, clinical results, regulatory submissions, registrations and any other related filings for the 2019 Moffitt LicensedPatents, and all data used to support the same, to Moffitt.

2021 License Agreement with Moffitt Cancer Center

In April 2021, TuHURA Biopharma, as predecessor in interest to Morphogenesis, entered into an Exclusive License Agreement with Moffitt, which agreement was amended in August 2022 (collectively, the “2021 Moffitt Agreement”), for the worldwide, exclusive, license to Moffitt’s rights under a jointly-owned patent entitled “Delta Opioid Receptor Antagonist Reprogram Immunosuppressive Microenvironment to Boost Immunotherapy” (the “2021 Moffitt Licensed Patent”) for the development, commercialization and marketing of products from covered claims of the 2021 Moffitt Licensed Patent. The exclusive nature of the licenses granted are subject to customary reservations by Moffitt for non-commercial research, development, and academic purposes. The licenses granted by Moffitt are sublicensable by Morphogenesis to affiliates and third parties, subject to certain requirements, including providing Moffitt with a copy of each executed sublicense agreement, and ensuring that the sublicensee comply with the terms of the 2021 Moffitt Agreement.

Pursuant to the terms of the 2021 Moffitt Agreement, in partial consideration of Moffitt’s grant of the rights and licenses, TuHURA paid to Moffitt a one-time, non-refundable license issue fee of $12,500. Additionally, TuHURA Biopharma issued shares of its common stock to Moffitt as additional consideration, which were exchanged for 1,092,591 shares of Morphogenesis common stock as a part of the TuHURA Biopharma asset acquisition. Morphogenesis is obligated to pay Moffitt an annual license maintenance fee not in excess of $25,000 per year until annual minimum royalty payments commence following commercial sales of licensed products.

Morphogenesis is also required to make the following additional payments:

•        Various milestone royalty payments based on specified development, approval, commercialization, and sales milestones, which payments range from $37,500 to $100,000 for milestones relating to the commencement of clinical trials up to $750,000 to $1.25 million based on sales thresholds in excess of $1.0 billion in sales; and

•        Running royalties based on net sales of licensed products with a royalty percentage in the middle-single digit and with escalating minimum annual royalties that do not exceed $0.1 million per year; and

•        Payment of all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the 2021 Moffitt Agreement will be until the later of (i) the date on which the last of the patents expire, or (ii) twenty (20) years after the date of the 2021 Moffitt Agreement. Morphogenesis may unilaterally terminate the 2021 Moffitt Agreement at any time on six (6) months’ notice to Moffitt, provided that all payments due by Morphogenesis at that time have been made through the effective date of termination. Additionally, Morphogenesis may terminate the agreement with written notice to Moffitt in the event Moffitt commits a material breach and such breach is not cured within sixty (60) days following Moffitt’s receipt of such notice. Moffitt has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event Morphogenesis: (x) fails to make payments due under the agreement within thirty (30) days following notice from Moffitt; (y) commits a material breach that is not cured, or capable of being cured, within sixty (60) days after receipt of notice from Moffitt; (z) or challenges the validity of any of the 2021 Moffitt Licensed Patent before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate. At the request of Moffitt, Morphogenesis is obligated to provide all materials, clinical results, regulatory submissions, registrations and any other related filings for the 2021 Moffitt Licensed Patent, and all data used to support the same, to Moffitt.

License Agreement with West Virginia University Research Corporation

In January 2023 but with an effective date of September 2022, TuHURA Biopharma, as predecessor in interest of Morphogenesis, entered into a Restated and Amended Exclusive License Agreement with WVURC (the “WVU Agreement”), which terminated and replaced the prior agreement between WVURC and TuHURA Biopharma. The WVU Agreement provides for the exclusive commercialization rights relating to Delta receptor targeted agents for WVURC patent rights relating to molecular imaging and cancer immunotherapies (the “WVU Patents”). Under the WVU Agreement, among other rights, WVURC granted Morphogenesis a worldwide, exclusive right, with limited sublicense rights, to develop and commercialize the WVU Patents in accordance with the milestone schedule therein.

As partial consideration for the rights granted under the WVU Agreement, TuHURA Biopharma previously paid a non-refundable, upfront fee of $50,000. Under the terms of the WVU Agreement, Morphogenesis is required to pay WVURC a tiered running royalty in the low-to-mid single digit percentages based on levels of net sales of licensed products, including the net sales of sublicensees, with customary anti-stacking provisions. Morphogenesis is also required to pay annual fees of $30,000 or less and is required to fund all patent prosecution and maintenance costs and fees for the licensed patents.

The term of the WVU Agreement will expire on the later of: (i) the expiration of the date of the last to expire of the WVU Patents or (ii) twenty (20) years from the first commercial sale of a licensed product derived from the WVU Patents, unless earlier terminated pursuant to its terms. Morphogenesis may unilaterally terminate the WVU Agreement upon written notice to WVURC at any time on six (6) months’ notice to WVURC, provided that all payments due by Morphogenesis at that time have been made through the effective date of termination. Additionally, Morphogenesis may terminate the agreement with written notice to WVURC in the event WVURC commits a material breach and such breach is not cured within sixty (60) days following WVURC’s receipt of such notice. WVURC has the right to terminate, or convert all exclusive licenses to nonexclusive licenses in the event Morphogenesis fails to make payments due under the agreement within thirty (30) days following notice from WVURC; commits a material breach that is not cured, or capable of being cured, within ninety (90) days after receipt of notice from WVURC; or challenges the validity of any of the WVU Patents before a court or other administrative agency in any jurisdiction. Upon any termination prior to the expiration of the WVU Agreement for any reason, all licenses and rights granted pursuant to the agreement will automatically terminate.

The following is a summary of the patent rights licensed from Moffitt Cancer Center and WVURC:

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/ Status	Earliest Expected Expiration Date	Type of Patent Protection
DNA Vector and Transformed Tumor Cell Vaccines	Whole cell and DNA cancer vaccines	PCT/US2015/018688 (WO 2015/134577) US 9,555,088 US 9,839,680 US 10,391,158 US 10,751,400	03/04/2015 07/07/2016 01/30/2017 12/11/2017 08/26/2019	Nationalized in CH, DE, DK, EP, FR, GB, HK, IE, NL, NO, SE, US Issued 01/31/2017 Issued 12/12/2017 Issued 08/27/2019 Issued 08/25/2020	3/4/2035 3/4/2035 3/4/2035 3/4/2035 3/4/2035	Use Composition Composition Use
Cancer Vaccine Comprising mRNA Encoding a M-Like-Protein	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2016/033235 (WO 2016/187407) US 9,636,388 US 10,682,401 US 18/060,605	05/19/2016 07/28/2016 05/01/2017 12/01/2022	Nationalized in AU, CA, CH, CN, DE, DK, EP, FR, GB, HK, IE, JP, NL, NO, SE, US Issued 05/02/2017 Issued 06/16/2020 pending	5/19/2036 5/19/2036 5/19/2036 5/19/2036	Use Composition Composition/ use
Modified mRNA for Multicell Transformation	Next generation cancer vaccine using mRNA encoding a bacterial antigen to prime anti-cancer immune responses	PCT/US2021/031204 (WO 2021/226413)	5/7/2021	Nationalized in CN, JP, CA, IN, AU, EP, KR To be filed in HK	5/7/2041

Patent Family	Description	Application/ Publication/ Patent Number	Filing Date	Issue Date/ Status	Earliest Expected Expiration Date	Type of Patent Protection
Exosome Delivery of Cancer Therapeutics	Production and use of exosome preparations to systemically deliver pDNA and/or mRNA to tumors	US 18/055,724 (US 2023-0183690)	11/15/2022	Published/pending		Composition/ use

Employees and Human Capital Resources

As of August 15, 2023, Morphogenesis had 16 full-time employees and no part-time employees. Of these employees, 13 were engaged in research and development activities. Substantially all of Morphogenesis’ employees are based in Tampa, Florida. None of Morphogenesis’ employees are represented by labor unions or covered by collective bargaining agreements. Morphogenesis considers its relationship with its employees to be good.

Morphogenesis’ human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating Morphogenesis’ existing and new employees, advisors and consultants. The principal purposes of Morphogenesis’ equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of Morphogenesis by motivating such individuals to perform to the best of their abilities and achieve its objectives.

Government Regulation and Product Approval

Therapeutic products are subject to rigorous regulation by the FDA and other governmental agency regulations in the United States and in foreign countries. Noncompliance with applicable requirements can result in import detentions, fines, civil penalties, injunctions, suspensions or losses of regulatory approvals or licenses, recall or seizure of products, operating restrictions, denial of export applications, governmental prohibitions on entering into supply contracts, and criminal prosecution. Failure to obtain regulatory approvals or the restriction, suspension or revocation of regulatory approvals or licenses, as well as any other failure to comply with regulatory requirements, would have a material adverse effect on Morphogenesis’ business, financial condition and results of operations. In connection with therapeutic approval, Morphogenesis will have to comply with the many requirements associated with preclinical and clinical trials, the FDA application process, the terms of any pre-certification protocols and agreements, FDA manufacturing requirements for prototypes, and testing. Upon approval of a Biologics License Application, or BLA and similar approvals in other jurisdictions, there will be additional regulation relating to the packaging, distribution, marking, marketing and claims of Morphogenesis’ potential products. These later regulations are not only found in federal regulation but many states and, of course, foreign countries.

The U.S. FDA Process

The FDA regulates the clinical testing and design of therapeutics to ensure that medical products distributed in the United States are safe and effective for their intended uses. The application process for a new therapeutic is highly regulated.

As a biopharmaceutical company that operates in the United States, Morphogenesis is subject to extensive regulation by relevant authorities. Morphogenesis’ potential products will be regulated as biologics. With this classification, commercial production of Morphogenesis’ potential products will need to occur in registered and licensed facilities in compliance with current good manufacturing practices (cGMP) established by the FDA for biologics. The FDA categorizes human cell- or tissue-based products as either minimally manipulated or more than minimally manipulated, and has determined that more than minimally manipulated products require clinical trials to demonstrate product safety and efficacy and the submission of a BLA for marketing authorization.

Government authorities in the United States (at the federal, state and local levels) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of biopharmaceutical products such as those Morphogenesis is developing. Morphogenesis’ candidates must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in a foreign country. Generally, Morphogenesis’ activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects. The process for obtaining regulatory marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Product Development Process

In the United States, the FDA regulates pharmaceutical and biological products under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and their respective implementing regulations. Products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on Morphogenesis. The FDA has limited experience with commercial development of T cell therapies for cancer, including direct-injectable technologies such as AIM INJ. The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•        completion of nonclinical laboratory tests and animal studies according to Good Laboratory Practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•        submission to the FDA of an investigational new drug, or IND, application, which must become effective before human clinical trials may begin;

•        approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each clinical trial may be initiated;

•        performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as Good Clinical Practice, or GCP, and any additional requirements for the protection of human research patients and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•        submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of nonclinical testing and clinical trials;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current Good Tissue Practices, or cGTPs, for the use of human cellular and tissue products;

•        potential FDA audit of the trial and clinical trial sites that generated the data in support of the BLA; and

•        FDA review and approval, or licensure, of the BLA.

Preclinical studies

Before testing any biological product candidate, including Morphogenesis’ drug candidates, in humans, the drug candidate enters the preclinical testing stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements, including GLP. The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical testing may continue even after the IND is submitted. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin.

Human clinical trials in support of a BLA

Clinical trials involve the administration of the biological product candidate to human research subjects under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during a clinical trial due to safety concerns or non-compliance. If the FDA imposes a clinical hold, the trial may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, Morphogenesis cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin or that, once begun, issues will not arise that suspend or terminate such trials.

Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research patients provide informed consent. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent form that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Clinical trials also must be reviewed by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at that institution. The IBC assesses the safety of the research and identifies any potential risk to public health or the environment.

Information about certain clinical trials, including details of the protocol and eventually study results, also must be submitted within specific timeframes to the National Institutes of Health for public dissemination on the ClinicalTrials.gov data registry. Information related to the investigational product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        phase 1. The product candidate is initially introduced into human subjects to test for safety, dosage tolerance, absorption, metabolism, distribution and excretion. The initial human testing is often conducted in patients, rather than in healthy volunteers, in the case of products for severe or life-threatening diseases.

•        phase 2. The biological product is evaluated in a limited patient population to identify possible safety risks (adverse effects), optimize dosing and preliminarily evaluate the efficacy of the product for specific targeted diseases.

•        phase 3. Clinical trials are undertaken in an expanded patient population to further evaluate dosage, clinical efficacy, and safety, often at geographically dispersed trial sites. These clinical trials are intended to establish the overall risk to benefit ratio of the product and provide, if appropriate, an adequate basis for product labeling. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval clinical trials, sometimes referred to as phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up. In certain instances, the FDA may mandate the performance of phase 4 clinical trials as a condition of approval of a BLA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events, or SAEs, occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the clinical protocol, GCP, or other IRB requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor known as the data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints.

During the development of a new drug or biological product, sponsors have the opportunity to meet with the FDA at certain points, including prior to submission of an IND, at the end of phase 2, and before submission of a BLA. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end of phase 2 meeting to discuss their phase 2 clinical results with the agency and to present their plans for the pivotal phase 3 studies that they believe will support approval of the new drug or biological product.

Human immunotherapy products are a new category of therapeutics. Because this is a relatively new and expanding area of novel therapeutic interventions, there can be no assurance as to the length of the trial period, the number of patients the FDA will require to be enrolled in the trials in order to establish the safety, efficacy, purity and potency of immunotherapy products, or that the data generated in these trials will be acceptable to the FDA to support marketing approval.

Concurrently with clinical trials, companies usually complete additional studies and must also develop additional information about the physical characteristics of the biological product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHSA emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, along with information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. A BLA in particular must contain proof of the biological product candidate’s safety, purity, potency and efficacy for its proposed indication or indications. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.

Under the Prescription Drug User Fee Act, as amended, or PDUFA, each BLA must be accompanied by a significant user fee, and the sponsor of an approved BLA is also subject to an annual program fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

According to the goals and policies for original BLAs agreed to by the FDA under PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application and respond to the applicant, and six months from the filing date for an application with priority review. For all BLAs, the ten and six-month time periods run from the filing date; for all other original applications, the ten and six-month time periods run from the submission date. Despite these review goals, it is not uncommon for FDA review of a BLA to extend beyond the goal date.

Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and/or effective for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. Most such applications are meant to be reviewed within ten months from the date it is accepted for filing, and most applications for “priority review” products are meant to be reviewed within six months from the date the application is accepted for filing. The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making final decisions on approval. The FDA likely will re-analyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, if it determines that a REMS is necessary to ensure that the benefits of the drug outweigh its risks and to assure the safe use of the drug or biological product. The REMS could include medication guides, physician communication plans, assessment plans and/or elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools. The FDA determines the requirement for a REMS, as well as the specific REMS provisions, on a case-by-case basis. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS. The FDA will not approve a BLA without a REMS, if required.

Before approving a BLA, the FDA will typically conduct a pre-approval inspection of the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. For immunotherapy products, the FDA also will not approve the product if the manufacturer is not in compliance with the cGTPs, to the extent applicable. These are FDA regulations and guidance documents that govern the methods used in, and the facilities and controls used for, the manufacture of human cells, tissues, and cellular and tissue based products (HCT/Ps), which are human cells or tissue intended for implantation, transplant, infusion, or transfer into a human recipient. The primary intent of the cGTP requirements is to ensure that cellular tissue-based products are manufactured in a manner designed to prevent the introduction, transmission and spread of communicable disease. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND trial requirements and GCP requirements. To assure cGMP, cGTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. A sponsor who is planning to submit a marketing application for a product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration is required to submit an initial Pediatric Study Plan, or iPSP, within sixty days of an end-of-phase 2 meeting or, if there is no such meeting, as early as practicable before the initiation of the phase 3 or phase 2/3 clinical trial. The iPSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including trial objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The FDA and the sponsor must reach an agreement on the iPSP. A sponsor can submit amendments to an agreed upon iPSP at any time if changes to the pediatric plan need to be considered based on data collected from preclinical studies, early phase clinical trials or other clinical development programs. Unless otherwise required by regulation, the PREA does not apply to any product for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval or may require additional clinical or other data and information. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than Morphogenesis interprets the same data. On the basis of the FDA’s evaluation of the BLA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue either an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. The CRL may require additional clinical or other data, additional pivotal phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may choose to either resubmit the BLA addressing all of the deficiencies identified in the letter, or withdraw the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in response to an issued CRL in either two or six months depending on the type of information included. Even with the submission of this additional information, however, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If a product receives regulatory approval from the FDA, the approval is limited to the conditions of use (e.g., patient population, indication) described in the application. Further, depending on the specific risk(s) to be addressed, the FDA may require that contraindications, warnings or precautions be included in the product labeling, require that post-approval trials, including phase 4 clinical trials, be conducted to further assess a product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing trials or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited development or review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs include fast track designation, Breakthrough Therapy Designation and priority review designation and regenerative medicine advanced therapy designation.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need by providing a therapy where none exists or a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides opportunities for more frequent interactions with the FDA review team to expedite development and review of the product. The FDA may also review sections of the BLA for a fast track product on a rolling basis before the complete application is submitted, if the sponsor and the FDA agree on a schedule for the submission of the application sections and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA. In addition, fast track designation may be withdrawn by the sponsor or rescinded by the FDA if the designation is no longer supported by data emerging from the clinical trial process.

In addition, with the enactment of FDASIA in 2012, Congress created a new regulatory program for product candidates designated by FDA as “breakthrough therapies” upon a request made by the IND sponsors. A breakthrough therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs or biologics designated as breakthrough therapies are also eligible for accelerated approval of their respective marketing applications. The FDA must take certain actions with respect to breakthrough therapies, such as holding timely meetings with and providing advice to the product sponsor, which are intended to expedite the development and review of an application for approval of a breakthrough therapy.

Finally, the FDA may designate a product for priority review if it is a drug or biologic that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines at the time that the marketing application is submitted, on a case-by-case basis, whether the proposed drug represents a significant improvement in treatment, prevention or diagnosis of disease when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months for an original BLA from the date of filing.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. Furthermore, fast track designation, breakthrough therapy designation and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

As part of the 21st Century Cures Act, congress created an accelerated approval pathway for regenerative medicine advanced therapies, or RMATs, which includes therapeutic tissue engineered products, human cell and tissue products, cell therapies and combination products using any such therapies. The program is intended to facilitate expedited development and review of RMATs intended to address serious diseases or conditions.

A sponsor may request a RMAT designation from the FDA concurrently with or any time after the IND submission. The FDA has 60 calendar days to determine if the drug product meets the required criteria. Preliminary clinical evidence that the product has the potential to address a serious unmet need or condition is expected, is not required to indicate that the drug product may offer significant improvement over current therapies. The RMAT designation provides the same benefits of the fast track and breakthrough designation programs and programs may be eligible for priority review. Products with the RMAT designation may also be eligible for accelerated approval if pre-agreed criteria are met.

Accelerated Approval Pathway

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval from the FDA and may be approved on the basis of adequate and well- controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a drug or biologic when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform post-marketing clinical trials to verify and describe the predicted effect on IMM or other clinical endpoint, and the product may be subject to expedited withdrawal procedures. Drugs and biologics granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval when the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate long-term clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. For example, accelerated approval has been used extensively in the development and approval of drugs for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large clinical trials to demonstrate a clinical or survival benefit.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm the predicted clinical benefit of the product during post-marketing studies, would allow the FDA to withdraw approval of the drug. All promotional materials for product candidates being considered and approved under the accelerated approval program are subject to prior review by the FDA.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biologic product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug or biologic for this type of disease or condition will be recovered from sales in the United States for that drug or biologic. Orphan drug designation must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use will be disclosed publicly by the FDA; the posting will also indicate whether the drug or biologic is no longer designated as an orphan drug. More than one product candidate may receive an orphan drug designation for the same indication. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to seven years of orphan product exclusivity. During the seven-year exclusivity period, the FDA may not approve any other applications to market a product containing the same active moiety for the same disease, except in very limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product is clinically superior if it is safer, more effective or makes a major contribution to patient care. Thus, orphan drug exclusivity could block the approval of one of Morphogenesis’ potential products for seven years if a competitor obtains approval of the same product as defined by the FDA and Morphogenesis is not able to show the clinical superiority of Morphogenesis’ product candidate or if its product candidate’s indication is determined to be contained within the competitor’s product orphan indication. In addition, the FDA will not recognize orphan drug exclusivity if a sponsor fails to demonstrate upon approval that the product is clinically superior to a previously approved product containing the same active moiety for the same orphan condition, regardless of whether or not the approved product was designated an orphan drug or had orphan drug exclusivity.

Patent Term Restoration

Depending upon the timing, duration and specifics of FDA approval of Morphogenesis’ biological products, some of Morphogenesis’ US patents may be eligible for limited patent term extension. These patent term extensions permit a patent restoration term of up to five years as compensation for any patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND, and the submission date of a BLA, plus the time between the submission date of a BLA and the approval of that application. Only one patent applicable to an approved biological product is eligible for the extension, and the extension must be applied for prior to expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration.

Pediatric Exclusivity

Pediatric exclusivity is a type of non-patent marketing exclusivity available in the United States and, if granted, it provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity or listed patents. This six-month exclusivity may be granted if a sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application. The issuance of a Written Request does not require the sponsor to undertake the described studies.

Reference Product Exclusivity for Biological Products

In March 2010, the Patient Protection and Affordable Care Act was enacted in the United States and included the Biologics Price Competition and Innovation Act of 2009, or the BPCIA. The BPCIA amended the PHSA to create an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. To date, the FDA has approved a number of biosimilars, and numerous biosimilars have been approved in Europe. The FDA has also issued several guidance documents outlining its approach to reviewing and approving biosimilars and interchangeable biosimilars.

A biosimilar product is defined as one that is highly similar to a reference product notwithstanding minor differences in clinically inactive components and for which there are no clinically meaningful differences between the biological product and the reference product in terms of the safety, purity and potency of the product. An interchangeable product is a biosimilar product that can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch. Upon licensure by the FDA, an interchangeable biosimilar may be substituted for the reference product without the intervention of the health care provider who prescribed the reference product.

The biosimilar applicant must demonstrate that the product is biosimilar based on data from (i) analytical studies showing that the biosimilar product is highly similar to the reference product; (ii) animal studies (including toxicity); and (iii) one or more clinical studies to demonstrate safety, purity and potency in one or more appropriate conditions of use for which the reference product is approved. In addition, the applicant must show that the biosimilar and reference products have the same mechanism of action for the conditions of use on the label, route of administration, dosage and strength, and the production facility must meet standards designed to assure product safety, purity and potency.

A reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and the first approved interchangeable biologic product to a reference product will be granted an exclusivity period of up to one year after it is first commercially marketed. If pediatric studies are performed and accepted by the FDA as responsive to a Written Request, the 12-year exclusivity period will be extended for an additional six months. In addition, the FDA will not accept an application for a biosimilar or interchangeable product based on the reference biological product until four years after the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a supplement for the reference product for a subsequent application filed by the same sponsor or manufacturer of the reference product (or licensor, predecessor in interest or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength or for a modification to the structure of the biological product that does not result in a change in safety, purity or potency. Therefore, one must determine whether a new product includes a modification to the structure of a previously licensed product that results in a change in safety, purity or potency to assess whether the licensure of the new product is a first licensure that triggers its own period of exclusivity. Whether a subsequent application, if approved, warrants exclusivity as the “first licensure” of a biological product is determined on a case-by-case basis with data submitted by the sponsor.

The BPCIA is complex and is still being interpreted and implemented by the FDA. In addition, recent government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact, implementation and meaning of the BPCIA is subject to continued uncertainty.

Post-Approval Requirements

Any potential products for which Morphogenesis receives FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting products for uses or in patient populations that are not described in the product’s approved uses (known as off-label use), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available products for off-label uses, if the physicians deem to be appropriate in their professional medical judgment, it is FDA’s position that manufacturers may not market or promote such off-label uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. If there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new BLA or a supplement, which may require the applicant to develop additional data or conduct additional preclinical studies and clinical trials. The FDA may also place other conditions on approvals including the requirement for a REMS to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing.

In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval to ensure the quality and long-term stability of the product. Morphogenesis expects to rely on third parties for the production of clinical and commercial quantities of Morphogenesis’ potential products in accordance with cGMP regulations. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. The manufacturing facilities for Morphogenesis’ product candidates must meet cGMP requirements and satisfy the FDA or comparable foreign regulatory authorities before any product is approved and Morphogenesis’ commercial products can be manufactured. Morphogenesis relies, and expects to continue to rely, on third parties for the production of clinical and commercial quantities of Morphogenesis’ products in accordance with cGMP regulations. These manufacturers must comply with cGMP regulations that require, among other things, quality control and quality assurance, the maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Future inspections by the FDA and other regulatory agencies may identify compliance issues at the facilities of Morphogenesis’ CMOs that may disrupt production or distribution or require substantial resources to correct. In addition, the discovery of conditions that violate these rules, including failure to conform to cGMP regulations, could result in enforcement actions, and the discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including, among other things, voluntary recall and regulatory sanctions as described below.

Once an approval or clearance of a drug is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•        fines, warning letters or other enforcement-related letters or clinical holds on post-approval clinical trials;

•        refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product approvals;

•        product seizure or detention, or refusal to permit the import or export of products;

•        injunctions or the imposition of civil or criminal penalties; and

•        consent decrees, corporate integrity agreements, debarment, or exclusion from federal health care programs; or mandated modification of promotional materials and labeling and the issuance of corrective information.

In addition, the Drug Supply Chain Security Act, or DSCSA, was enacted with the aim of building an electronic system to identify and trace certain prescription drugs distributed in the United States, including most biological products. The DSCSA mandates phased-in and resource- intensive obligations for pharmaceutical manufacturers, wholesale distributors, and dispensers over a 10-year period that is expected to culminate in November 2023. From time to time, new legislation and regulations may be implemented that could significantly change the statutory provisions governing the approval, manufacturing and marketing of products regulated by the FDA. It is impossible to predict whether further legislative or regulatory changes will be enacted, or FDA regulations, guidance or interpretations changed or what the impact of such changes, if any, may be.

Regulation Outside of the United States

In addition to regulations within the United States, Morphogenesis will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of Morphogenesis’ products outside of the United States. Whether or not Morphogenesis obtains FDA approval for a product candidate, it must obtain approval by the comparable regulatory authorities of foreign countries or economic areas, such as the 28-member European Union, before it may commence clinical trials or market products in those countries or areas. It is not yet clear how the United Kingdom’s withdrawal from the European Union will affect the approval of medicinal products in the UK. The approval process and requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly between countries and jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

European Union drug development, review and approval

In the European Union, Morphogenesis’ product candidates also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the United States, the various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the European Union. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an IMPD (the Common Technical Document) with supporting information prescribed by Directive.

2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents. All suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the competent national authority and the Ethics Committee of the Member State where they occurred.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (Clinical Trials Regulation) was adopted and it is anticipated to come into application in January 2022. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. Conduct of all clinical trials performed in the European Union will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which ongoing clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

To obtain a marketing authorization of a drug in the European Union, Morphogenesis may submit marketing authorization applications, or MAA, either under the so-called centralized or national authorization procedures.

Centralized Procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all 27 European Union member states, or EU member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced-therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use, or the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.

National authorization procedures

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

•        Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

•        Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Under the above-described procedures, before granting the marketing authorization, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Conditional Approval

In specific circumstances, E.U. legislation (Article 14(7) Regulation (EC) No 726/2004 and Regulation (EC) No 507/2006 on Conditional Marketing Authorizations for Medicinal Products for Human Use) enables applicants to obtain a conditional marketing authorization prior to obtaining the comprehensive clinical data required for an application for a full marketing authorization. Such conditional approvals may be granted for product candidates (including medicines designated as orphan medicinal products) if (i) the risk-benefit balance of the product candidate is positive, (ii) it is likely that the applicant will be in a position to provide the required comprehensive clinical trial data, (iii) the product fulfills unmet medical needs and (iv) the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required. A conditional marketing authorization may contain specific obligations to be fulfilled by the marketing authorization holder, including obligations with respect to the completion of ongoing or new studies, and with respect to the collection of pharmacovigilance data. Conditional marketing authorizations are valid for one year, and may be renewed annually, if the risk-benefit balance remains positive, and after an assessment of the need for additional or modified conditions or specific obligations. The timelines for the centralized procedure described above also apply with respect to the review by the CHMP of applications for a conditional marketing authorization.

Pediatric Studies

Prior to obtaining a marketing authorization in the European Union, applicants have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. The respective requirements for all marketing authorization procedures are set forth in Regulation (EC) No 1901/2006, which is referred to as the Pediatric Regulation. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The Pediatric Committee of the EMA, or PDCO, may grant deferrals for some medicines, allowing a company to delay development of the medicine in children until there is enough information to demonstrate its effectiveness and safety in adults. The PDCO may also grant waivers when development of a medicine in children is not needed or is not appropriate, such as for diseases that only affect the elderly population.

Before a marketing authorization application can be filed, or an existing marketing authorization can be amended, the EMA determines that companies actually comply with the agreed studies and measures listed in each relevant PIP.

European Union Regulatory Exclusivity

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic or biosimilar applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar marketing authorization in the European Union during a period of eight years from the date on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

European Union Orphan Designation and Exclusivity

The criteria for designating an orphan medicinal product in the European Union, are similar in principle to those in the United States. Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (i) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than five in 10,000 persons in the European Union when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the European Union to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the European Union, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to ten years of market exclusivity for the approved therapeutic indication. The application for orphan designation must be submitted before the application for marketing authorization. The applicant will receive a fee reduction for the marketing authorization application if the orphan designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity in the European Union may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, marketing authorization may be granted to a similar product for the same indication at any time if:

•        the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

•        the applicant consents to a second orphan medicinal product application; or

•        the applicant cannot supply enough orphan medicinal product.

PRIME Designation

The EMA grants access to the Priority Medicines, or PRIME, program to investigational medicines for which it determines there to be preliminary data available showing the potential to address an unmet medical need and bring a major therapeutic advantage to patients. As part of the program, EMA provides early and enhanced dialogue and support to optimize the development of eligible medicines and speed up their evaluation, aiming to bring promising treatments to patients sooner.

Periods of Authorization and Renewals

A marketing authorization is valid for five years in principle and the marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the authorizing member state. To this end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal. Any authorization which is not followed by the actual placing of the drug on the EU market (in case of centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid (the so-called sunset clause).

Rest of the World Regulation

For other countries outside of the European Union and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If Morphogenesis fails to comply with applicable foreign regulatory requirements, it may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Coverage, Pricing and Reimbursement

Sales of pharmaceutical products approved by the FDA will depend in significant part on the availability of third-party coverage and reimbursement for the products. Third-party payors include government healthcare programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Further, there is no uniform policy for coverage and reimbursement in the United States. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. Morphogenesis may need to conduct expensive pharmacoeconomic studies to demonstrate the medical necessity and cost-effectiveness of its products, in addition to the costs required to obtain FDA or other comparable regulatory approvals.

Moreover, a payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Third-party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development. Morphogenesis’ product candidates may not be considered cost-effective. It is time consuming and expensive to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow Morphogenesis to sell its products on a competitive and profitable basis.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of Morphogenesis’ product candidate to currently available therapies (so called health technology assessment, or HTA) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Other member states allow companies to fix their own prices for drug products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Morphogenesis’ products. Historically, products launched in the European Union do not follow price structures of the United States and generally tend to by significantly lower.

The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution (arbitrage between low-priced and high-priced member states) can further reduce prices. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Other U.S. Health Care Laws and Regulations

Although Morphogenesis currently does not have any products on the market, its current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors expose Morphogenesis to broadly applicable healthcare regulation and enforcement by the U.S. federal government and the states and foreign governments in which Morphogenesis conducts its business, such as fraud and abuse, transparency and health information privacy rules and regulations. These laws include, without limitation:

•        the federal anti-kickback statute, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or paying remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for the furnishing of any item or service, or for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing, or ordering any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid;

•        the federal false claims act prohibits individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and provides for civil whistleblower or qui tam actions that allow a private individual to file a lawsuit on behalf of the United State and entitles the whistleblower to a percentage of any recoveries;

•        the federal civil monetary penalties law, prohibits a person from presenting or causing to be presented a claim that the provider knows or should know is improper, presenting a claim that the person knows or should know is for an item or service for which payment may not be made, and violating the anti-kickback statute;

•        the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any health care benefit program or making false statements relating to health care matters;

•        HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information, for covered entities, including certain healthcare providers, health plans, and healthcare clearinghouses, and their business associates and covered subcontractors that provide services to, or on behalf of, the covered entity that involve individually identifiable health information;

•        the federal transparency requirements under the Physician Payments Sunshine Act require certain manufacturers of FDA-approved drugs, devices, biologics and medical supplies covered by Medicare or Medicaid to report, on an annual basis, to the Department of Health and Human Services information related to payments and other transfers of value to physicians (currently defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. Beginning in 2022, applicable manufacturers will also be required to report information related to payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives;

•        the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations pertaining to Morphogenesis’ financial relationships and interactions with foreign government officials, which prohibit U.S. companies and their employees, officers, and representatives from paying, offering to pay, promising, or authorizing the payment of anything of value to any foreign government official (including, potentially, healthcare professionals in countries in which Morphogenesis operates or may sell it products), government staff member, political party, or political candidate to obtain or retain business or to otherwise seek favorable treatment; and

•        analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving health care items or services reimbursed by nongovernmental third-party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines, or the relevant compliance guidance promulgated by the federal government, in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures to the extent that those laws impose requirements that are more stringent than the Physician Payments Sunshine Act. In addition, state and local laws may require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Violations of any of such laws or any other governmental regulations that apply to Morphogenesis, may subject it to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, disgorgement, additional reporting requirements and oversight if Morphogenesis becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of Morphogenesis’ operations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect Morphogenesis’ ability to operate its business.

Health Care Reform in the United States and Potential Changes to Health Care Laws

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of Morphogenesis’ product candidates. If Morphogenesis is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Morphogenesis is not able to maintain regulatory compliance, it may lose any marketing approval that Morphogenesis otherwise may have obtained and may not achieve or sustain profitability, which would adversely affect its business, prospects, financial condition and results of operations.

As previously mentioned, a primary trend in the U.S. health care industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other health care funding and applying new payment methodologies. For example, in March 2010, the ACA was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; and established a Center for Medicare Innovation at the U.S. Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA that affect health care expenditures. There has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, presidential executive orders and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for pharmaceutical and biologic products. Notably, on December 20, 2019, President Trump signed the Further Consolidated Appropriations Act for 2020 into law (P.L. 116-94) that includes a piece of bipartisan legislation called the Creating and Restoring Equal Access to Equivalent Samples Act of 2019 or the “CREATES Act.” The CREATES Act aims to address the concern articulated by both the FDA and others in the industry that some brand manufacturers have improperly restricted the distribution of their products, including by invoking the existence of a REMS for certain products, to deny generic and biosimilar product developers access to samples of brand products. Because generic and biosimilar product developers need samples to conduct certain comparative testing required by the FDA, some have attributed the inability to timely obtain samples as a cause of delay in the entry of generic and biosimilar products. To remedy this concern, the CREATES Act establishes a private cause of action that permits a generic or biosimilar product developer to sue the brand manufacturer to compel it to furnish the necessary samples on “commercially reasonable, market-based terms.” Whether and how generic and biosimilar product developments will use this new pathway, as well as the likely outcome of any legal challenges to provisions of the CREATES Act, remain highly uncertain and its potential effects on Morphogenesis’ future commercial products are unknown. The FDA also released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada.

Morphogenesis cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic. Morphogenesis expects that additional state and federal health care reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for health care products and services.

Facilities

Morphogenesis’ principal office is located in Tampa, Florida. Morphogenesis currently leases approximately 12,199 square feet of office and laboratory space under a lease that is due to expire in February 2024. Morphogenesis believes that such office and laboratory space will be sufficient for Morphogenesis’ planned operations for the foreseeable future.

Legal Proceedings

From time to time, Morphogenesis may be involved in various disputes and litigation matters that arise in the ordinary course of business. As of the date of this proxy statement/prospectus, Morphogenesis is not party to any material legal matters or claims.

Corporate Information

Morphogenesis’ principal executive offices are located at 10500 University Center Drive, Suite 110, Tampa, Florida 33612. Morphogenesis’ telephone number is (813) 875-6600. Morphogenesis’ principal website address is www.morphogenesis-inc.com. The information contained on, or that can be accessed through, Morphogenesis’ website is deemed not to be incorporated in this proxy statement/prospectus or to be part of this proxy statement/prospectus. You should not consider information contained on its website to be part of this proxy statement/prospectus.

COHBAR MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of CohBar’s financial condition and results of operations should be read in conjunction with CohBar’s consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to CohBar’s plans and strategy for CohBar’s business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, CohBar’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Unless the context otherwise requires, references to “CohBar,” “we,” “us,” “our,” or “Company” in this section titled “CohBar Management’s Discussion and Analysis of Financial Condition and Results of Operations” generally refer to CohBar.

Overview

We are a clinical stage biotechnology company that has historically focused on leveraging the power of the mitochondria and the peptides encoded in its genome to develop potential breakthrough therapeutics targeting chronic and age-related diseases. Our primary historical activities have included utilizing our mitochondria focused technology platform to identify and develop novel peptide analogs, the research and development of our pipeline, securing intellectual property protection for our discoveries and assets, managing collaborations and clinical trials with CROs and raising capital to fund our operations.

In December 2022, we suspended our IND-enabling work on pre-clinical candidate CB5138-3, which we had been developing as a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. The decision to suspend IND-enabling work was based on completed non-clinical formulation studies seeking to identify a formulation suitable for clinical development. In addition, we do not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that we will be able to develop such a formulation.

Historically, we have financed our operations primarily with proceeds from sales of our equity securities, including our initial public offering, private placements of our securities, a debt offering, public sales of our securities and the exercise of outstanding warrants and stock options. Since our inception through June 30, 2023, our operations have been funded with an aggregate of approximately $97.3 million from the sale and issuance of equity instruments and debt, including the proceeds from the exercise of warrants and stock options.

Since inception, we have incurred significant operating losses. Our net losses were $6.5 million and $6.0 million for the six months ended June 30, 2023 and 2022, respectively. Our net losses were $12.2 million and $15.5 million for the years ended December 31, 2022 and 2021, respectively. We incurred $0.7 million and $1.0 million in non-cash expenses during the six months ended June 30, 2023 and 2022, respectively. We incurred $1.8 million and $2.7 million in non-cash expenses during the years ended December 31, 2022 and 2021, respectively. Our net losses excluding non-cash expenses were $5.8 million and $5.0 million for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, we had an accumulated deficit of $103 million. Dependent upon the completion of the Merger, significant expenses and operating losses over the next several years may continue to occur. Our net losses may fluctuate significantly from quarter to quarter and from year to year.

Recent Developments

On May 22, 2023, CohBar entered into the Merger Agreement with Merger Sub and Morphogenesis, pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Morphogenesis, with Morphogenesis continuing as a wholly owned subsidiary of CohBar, and CohBar being the surviving corporation of the Merger. For additional information, see the sections titled “The Merger” and “The Merger Agreement” beginning on pages 107 and 148 of this proxy statement/prospectus, respectively.

Concurrent with the execution and delivery of the Merger Agreement, CohBar entered into the Stock Purchase Agreement with the Investor, pursuant to which, the Investor has agreed to purchase from CohBar 7,500,000 shares of CohBar Common Stock at a per share price of $2.00 for an aggregate purchase price of $15.0 million immediately prior to the closing of the Merger, subject to adjustments contained in the Stock Purchase Agreement. In addition, CohBar has agreed to sell, at the election of the Investor which must be made within six months following the closing of the Merger, an aggregate of 7,500,000 additional shares of CohBar Common Stock for an aggregate purchase price of $15.0 million at the same price per share as sold in the Initial Closing, also subject to adjustments contained in the Stock Purchase Agreement. See the section titled “Agreements Related to the Merger — Stock Purchase Agreement” beginning on page 168 of this proxy statement/prospectus for additional information.

Immediately after the Merger, on a pro forma basis, including the Stock Dividend and after taking into account the Initial Financing, pre-Merger Morphogenesis equityholders would own approximately 77% of the combined company, pre-Merger CohBar equityholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company.

Financial Operations Review

Revenue

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our drug discovery efforts, and the development of our product candidates, which include:

•        employee-related expenses including salaries, benefits and stock-based compensation expense;

•        expenses incurred under agreements with third parties, including contract research organizations (“CROs”) that conduct research and development and preclinical activities on our behalf and the cost of consultants;

•        the cost of laboratory equipment, supplies and manufacturing test materials; and

•        depreciation and other personnel-related costs associated with research and product development.

We record all research and development expenses as incurred.

Our Research Programs

Our research and development programs have historically included activities in support of the clinical development of our product candidates that were based on mitochondria peptides, as well as the operation of our platform technology related to the discovery and development of novel therapeutics derived from the mitochondrial genome. Depending on factors of capability, cost, efficiency and intellectual property rights, we have historically conducted our research programs at our laboratory facility, or externally, pursuant to contractual arrangements with CROs or under collaborative arrangements with academic institutions.

The success of any research programs and the timing of those programs is highly uncertain. As such, and in light of the pending Merger, at this time, we cannot reasonably estimate or know the nature, timing or estimated costs of the efforts that will be necessary to complete research and development of a commercial drug. We are also unable to predict when, if ever, we will receive material net cash inflows from our operations. This is due to the numerous risks and uncertainties associated with developing medicines, including the uncertainty of:

•        developing appropriate manufacturing processes and formulations;

•        establishing an appropriate safety profile with toxicology studies;

•        obtaining appropriate regulatory approval for conducting clinical trials;

•        successfully designing, enrolling and completing clinical trials;

•        receiving marketing approvals from applicable regulatory authorities;

•        establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•        obtaining and enforcing patent and trade secret protection for our product candidates;

•        launching commercial sales of the products, if and when approved, whether alone or in collaboration with others; and

•        maintaining an acceptable safety profile of the products following approval.

A change in the outcome of any of these variables would significantly change the costs and timing associated with the development of any particular product candidate.

Research and development activities historically were central to our business model and have primarily focused on potential drug candidates in early stages of investigational research. Candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We continue to expect to have significantly lower research and development expenses during the pendency of the Merger primarily due to the suspension of those activities. However, we do not believe that it is possible at this time to accurately project our research and development costs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in executive, finance and administrative functions. Other significant costs include legal fees relating to patent and corporate matters and fees for accounting and consulting services and directors’ and officers’ insurance. We anticipate that our general and administrative expenses will continue to fluctuate significantly in the coming quarters depending on the timing and magnitude of costs associated with the Merger, or if the Merger is unsuccessful, other strategic alternatives that we may pursue.

Results of Operations

Comparison of Three Months Ended June 30, 2023 and 2022

The following table sets forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	For The Three Months Ended June 30,		Change
	2023	2022	$	%
Operating expenses:
Research and development	$178,862	$1,186,900	$(1,008,038)	(85)%
General and administrative	4,254,487	1,556,785	2,697,702	173%
Total operating expenses	$4,433,349	$2,743,685	$1,689,664	62%

Research and development expenses were $0.2 million in the three months ended June 30, 2023 compared to $1.2 million in the prior year period, a decrease of $1.0 million, or 85%. The lower research and development expenses was primarily due to a decrease of $0.6 million associated with our research programs related to the suspension of our activities, a $0.2 million decrease in compensation costs due to lower headcount in the current year period and a $0.1 million decrease in rent expense as we reduced the amount of office space leased.

General and administrative expenses were $4.3 million in the three months ended June 30, 2023 compared to $1.6 million in the prior year period, an increase of $2.7 million, or 173%. The increase in general and administrative expenses was due to a $1.7 million increase in professional fees primarily due to costs related to the Merger and a

$1.2 million compensation charge incurred in the current year period related to the retention of our key executives. These increases were partially offset by lower compensation costs and directors fees of $0.2 million primarily due to the decrease in stock-based compensation of $0.1 million.

Comparison of Six Months Ended June 30, 2023 and 2022

	For The Six Months Ended June 30,		Change
	2023	2022	$	%
Operating expenses:
Research and development	$1,199,601	$2,693,208	$(1,493,607)	(55)%
General and administrative	5,533,760	3,301,703	2,232,057	68%
Total operating expenses	$6,733,361	$5,994,911	$738,450	12%

Research and development expenses were $1.2 million in the six months ended June 30, 2023 compared to $2.7 million in the prior year period, a decrease of $1.5 million, or 55%. The lower research and development expenses was primarily due to a decrease of $0.8 million associated with our research programs related to the suspension of our activities, a $0.4 million decrease in consulting expenses due to less usage of those services, a $0.2 million decrease in compensation costs primarily due to lower headcount in the current year period and a $0.1 million decrease in rent expense as we reduced the amount of office space leased.

General and administrative expenses were $5.5 million in the six months ended June 30, 2023 compared to $3.3 million in the prior year period, an increase of $2.2 million, or 68%. The increase in general and administrative expenses was due to a $1.4 million increase in professional fees primarily due to merger related costs and a $1.2 million compensation charge incurred in the current year period related to retention of our key executives. These increases were partially offset by a $0.2 million decrease in compensation costs primarily due to lower stock-based compensation expenses and a $0.1 million decrease in annual meeting fees due to the difference in timing of the dates of the current year’s meeting as compared to the prior year’s meeting.

Comparison of Fiscal Years Ended December 31, 2022 and 2021

The following tables set forth our results of operations for the periods presented. The year-to-year comparison of financial results is not necessarily indicative of financial results to be achieved in future periods, particularly in light of our decisions to suspend IND-enabling work on pre-clinical candidate CB5138-3 and to explore strategic alternatives.

	For The Years Ended December 31,		Change
	2022	2021	$	%
Operating expenses:
Research and development	$5,935,718	$7,705,090	$(1,769,372)	(23)%
General and administrative	6,452,579	7,703,065	(1,250,486)	(16)%
Total operating expenses	$12,388,297	$15,408,155	$(3,019,858)	(20)%

Research and development expenses were $5.9 million in the year ended December 31, 2022 compared to $7.7 million in the prior year, a $1.8 million or 23% decrease. The decrease in research and development expenses in the year ended December 31, 2022, was primarily due to a decrease of $1.0 million in clinical trial related costs due to the conclusion of the trial and the timing of those expenses and a decrease of approximately $0.8 million associated with our research programs focused on continuing the development of our peptides.

General and administrative expenses were $6.5 million in the year ended December 31, 2022 compared to $7.7 million in the prior year, a $1.3 million or 16% decrease. The decrease in general and administrative expenses was due to lower compensation costs of approximately $1.1 million primarily related to lower stock-based compensation costs of $0.7 million due to the amount recognized in the prior year related to the departure of our former CEO and $0.4 million in one-time charges incurred in the previous year related to the departure of our former CEO.

Liquidity and Capital Resources

As of June 30, 2023, we had cash, cash equivalents and investments totaling $12.3 million. We maintain our cash in a checking and savings account on deposit with a banking institution in the United States.

As of June 30, 2023, we had working capital and stockholders’ equity of $9.5 million and $9.5 million, respectively. During the six months ended June 30, 2023, we incurred a net loss of $6.5 million. Based on management’s current plans (see Recent Developments above) on working towards the Merger and the suspension of our R&D activities, we believe that our funds available will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least one year from the issuance of these financial statements. However, if the Merger is not approved or does not occur, we may not be successful in identifying and implementing any strategic alternatives to the Merger, including a debt or equity raise, business combination, investment into CohBar, asset sale or other strategic transaction.

Our cash equivalent balance as of December 31, 2022 and 2021 included $3.9 million and $0.7 million, respectively, of U.S. Treasury Bills that had maturity dates of less than three months at the date of purchase. As of December 31, 2022, we had working capital and stockholders’ equity of $15.2 million and $15.3 million, respectively, and we incurred a net loss of $12.2 million for the year ended December 31, 2022.

In November 2021, we completed an underwritten public offering of our securities (the “2021 Public Offering”) pursuant to which we sold 20.8 million shares of CohBar Common Stock, based on outstanding shares of CohBar Common Stock prior to the reverse stock split, and warrants to purchase 0.7 million shares of CohBar Common Stock, based on outstanding shares of CohBar Common Stock following the reverse stock split, for proceeds of $13.8 million, net of commissions and professional fees of approximately $1.2 million. The warrants issued in the 2021 Public Offering were immediately exercisable and have a term of five years and a per share exercise price of $21.60.

On May 27, 2020, we entered into an At-the-Market Offering Sales Agreement (the “ATM”) with Virtu Americas, LLC, as sales agent. In connection with the ATM, we filed a prospectus Supplement on March 29, 2022, pursuant to which we may currently sell shares of CohBar Common Stock with an aggregate offering price of up to $5.0 million. During the year ended December 31, 2022, we sold 23.4 thousand shares of CohBar Common Stock under the ATM program for proceeds of $0.2 million, net of commissions. During the year ended December 31, 2021, we sold 55.2 thousand shares of our common stock under the ATM program for proceeds of $2.9 million, net of commissions and incurred professional fees of approximately $21,000. In connection with the ATM, we filed a prospectus supplement with the SEC on March 29, 2022, pursuant to which we may currently sell shares of common stock with an aggregate offering price of up to $5.0 million. Our ATM program expires in September 2023.

If unanticipated difficulties or circumstances arise, and depending on the ultimate outcome of the Merger or the Initial Financing, we may require additional capital sooner to support our operations. If we are unable to complete the Merger or the Initial Financing or raise additional capital whenever necessary, we may be forced to further decelerate or curtail our operations until such time as additional capital becomes available, which could have a material adverse effect on the Company and its financial statements. There can be no assurance that management’s plans will be successful. There is no assurance that we will complete the Merger or Initial Financing or that additional financing will be available when needed or that we will be able to obtain such financing on reasonable terms.

Cash Flows from Operating Activities

Net cash used in operating activities for the six months ended June 30, 2023 and 2022 was $3.5 million and $5.9 million, respectively. The cash used in operations for the six months ended June 30, 2023 was primarily due to our reported net loss of $6.5 million partially offset by an increase of $1.4 million in accounts payable and accrued expenses primarily due to costs related to the Merger, $0.7 million in stock based compensation, a $0.6 million increase in accrued compensation primarily due to retention bonuses accrued at June 30, 2023 and a $0.3 million increase in prepaid expenses and other current assets primarily due to the amortization of those items. The cash used in operations for the six months ended June 30, 2022 was primarily due to our reported net loss of $6.0 million.

Net cash used in operating activities for the years ended December 31, 2022 and 2021 was $10.4 million and $14.4 million, respectively. Cash used in operating activities for the year ended December 31, 2022 primarily reflected our net loss of $12.2 million, which was partially offset by $1.7 million in stock based-compensation expenses. Cash used in operating activities for the year ended December 31, 2021 primarily reflected our net loss of $15.5 million and a $0.9 million decrease in accrued liabilities due to the timing of those expenses partially offset by $2.5 million of stock based-compensation.

Cash Flows from Investing Activities

Net cash provided by investing activities was $3.7 million in the six months ended June 30, 2023 and was primarily due to the redemptions of investments during the period. Net cash provided by investing activities was $4.0 million in the six months ended June 30, 2022 and was primarily due to the redemptions of investments during the period.

Net cash provided by investing activities for the year ended December 31, 2022 was $11.5 million and net cash used in investing activities for the year ended December 31, 2021 was $3.1 million. The net cash provided by investing activities for the year ended December 31, 2022 primarily reflected the timing of the purchases and maturities of our investments. The cash used in investing activities for the year ended December 31, 2021 primarily reflected the timing of the purchases and maturities of our investments.

Cash Flows from Financing Activities

No net cash was used in or provided by financing activities in the six months ended June 30, 2023. Net cash used in financing activities in the six months ended June 30, 2022 was $0.2 million due to the repayment of promissory notes partially offset by the proceeds received from sales under our ATM program.

Net cash used in financing activities for the year ended December 31, 2022 was $0.1 million, and primarily reflected the repayment of a promissory note having a principal balance of $0.4 million, which was partially offset by proceeds from the Company’s ATM and ESPP programs, which totaled $0.2 million. Net cash provided by financing activities for the year ended December 31, 2021 was $19.7 million, and primarily reflected net proceeds of $13.8 million from our underwritten public offering, $2.9 million from our ATM program, $2.1 million from the exercise of warrants and $1.2 million from the exercise of employee stock options.

Contractual Obligations

We are a party to a lease agreement for laboratory space leased on a month-to-month basis that is part of a shared facility in Menlo Park, California. During the six months ended June 30, 2023, we consolidated our leased space in Menlo Park, California and were refunded security deposits previously paid. In September 2022, we renewed our lease for office space in Fairfield, New Jersey for an additional year at the same annual cost of $13,080 per annum.

Rent expense was $27 thousand and $0.1 million for each of the three-month periods ended June 30, 2023 and 2022, respectively. Rent expense was $0.1 million and $0.2 million for each of the six-month periods ended June 30, 2023 and 2022, respectively. Rent expense amounted to $0.4 million in each of the years ended December 31, 2022 and 2021.

Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. GAAP requires us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the financial statements, the disclosure of contingencies as of the dates of the financial statements, and the reported amounts of revenue and expenses during the periods presented. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See the section titled “Risk Factors” above for certain matters that may affect our future financial condition or results of operations. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if the changes in the estimate that are reasonably likely to occur could materially impact the financial statements. Our management has discussed the development, selection and disclosure of these estimates with the audit committee of our board of directors.

The following critical accounting estimates reflect significant judgments and estimates used in the preparation of our financial statements:

•        fair value of financial instruments;

•        going concern analysis;

•        share-based payments; and

•        valuation of deferred tax assets.

Fair Value of Financial Instruments

We measure the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We utilize three levels of inputs that may be used to measure fair value:

•        Level 1 — quoted prices in active markets for identical assets or liabilities.

•        Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable.

•        Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

The carrying amounts of cash, accounts payable, accrued liabilities and debt approximate fair value due to the short-term nature of these instruments.

Share-based Payments

We account for share-based payments using the fair value method. For employees and directors, the fair value of the award is measured on the grant date. For non-employees, fair value is generally measured based on the fair value of the services provided or the fair value of the common stock on the measurement date, whichever is more readily determinable. We have historically granted stock options at exercise prices no less than the fair market value as determined by the board of directors, with input from management.

See Note 3 “Summary of Significant Account Policies — Share-Based Payments” to our Financial Statements for the years ended December 31, 2022 and 2021 for the specific assumptions used with respect to stock-based compensation for the periods presented.

Valuation of Deferred Tax Assets

We recognize deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

The benefit of tax positions taken or expected to be taken in income tax returns are recognized in the financial statements if such positions are more likely than not of being sustained. We have evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of December 31, 2022 and 2021. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

MORPHOGENESIS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Morphogenesis’ financial condition and results of operations should be read together with Morphogenesis’ consolidated financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. This discussion and other parts of this proxy statement/prospectus contain forward-looking statements that involve risks and uncertainties, such as statements regarding Morphogenesis’ plans, objectives, expectations, intentions and projections. Morphogenesis’ actual results could differ materially from those described in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of this proxy statement/prospectus.

Overview

Morphogenesis is a clinical-stage biotechnology company developing novel personalized immunotherapies for patients with advanced rare cancers. Morphogenesis’ ImmuneFx technology platform (“IFx”), is designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria, activating an innate immune response, which is the body’s first line of defense against foreign pathogens. The innate immune response generally leads to an adaptive immune response, recruiting an array of immune cells and substances to attack and eradicate the tumor cells. Currently Morphogenesis has one product candidate, IFx-Hu2.0, in human trials for patients with types of malignant skin cancers like advanced melanoma, Merkel cell carcinoma, or squamous cell carcinoma.

Morphogenesis was incorporated under the laws of the State of Florida on May 11, 1995 and reincorporated in Delaware in 2023. To date, Morphogenesis has devoted substantially all of its resources to organizing and staffing Morphogenesis, business planning, raising capital, identifying and developing product candidates, enhancing its intellectual property portfolio, undertaking research, conducting preclinical studies and clinical trials, and securing manufacturing for its development programs. Morphogenesis does not have any products approved for sale and has not generated any revenue from product sales. Morphogenesis has funded its operations primarily through the private placement of common and preferred stock and convertible notes.

Morphogenesis has incurred significant operating losses since its inception, which are mainly attributed to research and development costs and employee payroll expense included in general and administrative expenses. Morphogenesis’ net loss was $9.4 million for the year ended December 31, 2022 and $22.1 million for the six months ended June 30, 2023 (which includes the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of Morphogenesis Common Stock). As of June 30, 2023, Morphogenesis had an accumulated deficit of $81.3 million. Morphogenesis’ operating losses may fluctuate significantly from quarter-to-quarter and year-to-year as a result of several factors, including the timing of its preclinical studies and clinical trials and the expenditures related to other research and development activities. Morphogenesis expects to continue to incur operating losses. Morphogenesis anticipates these losses will increase substantially as it advances its product candidates through preclinical and clinical development, develops additional product candidates and seeks regulatory approvals for its product candidates. Morphogenesis does not expect to generate any revenues from product sales unless and until it successfully completes development and obtains regulatory approval for one or more product candidates. In addition, if Morphogenesis obtains marketing approval for any product candidate, Morphogenesis expects to incur pre-commercialization expenses and significant commercialization expenses related to marketing, sales, manufacturing and distribution. Morphogenesis may also incur expenses in connection with the in-licensing of additional product candidates. Furthermore, upon completion of the Merger, Morphogenesis expects to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations, compliance and other expenses that Morphogenesis did not incur as a private company.

As a result, Morphogenesis will need substantial additional funding to support its continuing operations and pursue its growth strategy. Until such time as Morphogenesis can generate significant revenue from sales of its product candidates, if ever, Morphogenesis expects to finance its cash needs through public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. However, Morphogenesis may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Morphogenesis’ failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on its financial condition and could force it to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates that it would otherwise prefer to develop and market itself.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, Morphogenesis is unable to accurately predict the timing or amount of increased expenses or when or if it will be able to achieve or maintain profitability. Even if Morphogenesis is able to generate product sales, it may not become profitable. If Morphogenesis fails to become profitable or is unable to sustain profitability on a continuing basis, Morphogenesis may be unable to continue its operations at planned levels and be forced to reduce or terminate its operations.

As of June 30, 2023, Morphogenesis had cash and cash equivalents of $6.2 million. See “— Liquidity and Capital Resources” below.

Recent Developments

Proposed Merger

On May 22, 2023, Morphogenesis entered into the Merger Agreement with CohBar and Merger Sub. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Morphogenesis, with Morphogenesis continuing as a wholly owned subsidiary of CohBar, and CohBar being the surviving corporation of the Merger. The Merger is intended to qualify for U.S. federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Code. The Merger Agreement and the Merger were approved by the members of the board of directors of both Morphogenesis and CohBar.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then-outstanding share of Morphogenesis Common Stock (other than shares held in treasury and Dissenting Shares (as defined in the Merger Agreement)), including shares of Morphogenesis Common Stock issued upon conversion of Morphogenesis preferred stock, will be converted into the right to receive a number of shares of CohBar Common Stock (after giving effect to the reverse stock split) equal to the Exchange Ratio per the Merger Agreement and (b) each then-outstanding Morphogenesis’ stock option and warrant that has not previously been exercised immediately prior to the Effective Time will be assumed by CohBar.

The Merger is expected to close in the third quarter of 2023 and is subject to approval by the stockholders of CohBar and Morphogenesis as well as other customary closing conditions, including the effectiveness of the registration statement of which this proxy/prospectus forms a part and Nasdaq’s approval of the listing of the shares of CohBar Common Stock to be issued in connection with the Merger. If CohBar is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Morphogenesis will not be obligated to complete the Merger. The Merger Agreement contains certain termination rights of each of Morphogenesis and CohBar. Under certain circumstances, Morphogenesis may be required to pay CohBar a termination fee of $3 million or reimburse CohBar’s expenses up to a maximum of $1.5 million. CohBar may be required to pay Morphogenesis a termination fee of $1 million or reimburse Morphogenesis’ expenses up to a maximum of $1.5 million. If the Merger is completed, the business of Morphogenesis will continue as the business of the combined company.

Components of Morphogenesis’ Results of Operations

Revenue

Morphogenesis did not generate any revenue and does not expect to generate any revenue from the sale of products in the near future.

Research and Development Expenses

To date, Morphogenesis’ research and development expenses have related primarily to development of IFx-Hu2.0, preclinical studies, clinical studies, and other activities related to Morphogenesis’ portfolio. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

Research and development expenses include:

•        salaries, payroll taxes, employee benefits

•        external research and development expenses incurred under agreements with contract research organizations (“CROs”), and consultants to conduct Morphogenesis’ clinical studies;

•        laboratory supplies;

•        costs related to manufacturing product candidates, including fees paid to third-party manufacturers and raw material suppliers;

•        stock-based compensation charges for those individuals involved in research and development efforts; and

•        facilities, depreciation, and other allocated expenses, which include direct and allocated expenses for rent.

Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Morphogenesis outsources a substantial portion of its clinical trial activities, utilizing external entities such as CROs, independent clinical investigators and other third-party service providers to assist it with the execution of its clinical trials.

Morphogenesis plans to substantially increase its research and development expenses for the foreseeable future as it continues the development of its product candidates and seeks to discover and develop new product candidates. Due to the inherently unpredictable nature of preclinical and clinical development, Morphogenesis cannot determine with certainty the timing of the initiation, duration or costs of future clinical trials and preclinical studies of product candidates. Clinical and preclinical development timelines, the probability of success and the amount of development costs can differ materially from expectations. Morphogenesis anticipates that it will make determinations as to which product candidates and development programs to pursue and how much funding to direct to each product candidate or program on an ongoing basis in response to the results of ongoing and future preclinical studies and clinical trials, regulatory developments and Morphogenesis’ ongoing assessments as to each product candidate’s commercial potential. In addition, Morphogenesis cannot forecast which product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect Morphogenesis’ development plans and capital requirements.

Morphogenesis’ future clinical development costs may vary significantly based on factors such as:

•        per-patient trial costs;

•        the number of trials required for regulatory approval;

•        the number of sites included in the trials;

•        the countries in which the trials are conducted;

•        the length of time required to enroll eligible patients;

•        the number of patients that participate in the trials;

•        the number of doses that patients receive;

•        the drop-out or discontinuation rates of patients;

•        potential additional safety monitoring requested by regulatory agencies;

•        the phase of development of the product candidate; and

•        the efficacy and safety profile of the product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and employee-related costs, including stock-based compensation, for personnel in Morphogenesis’ executive, finance, and other administrative functions. Other significant costs include facility related costs, legal fees relating to intellectual property and corporate matters, professional fees for accounting and consulting services and insurance costs. Morphogenesis anticipates that its general and administrative expenses will increase in the future to support Morphogenesis’ continued research and development activities, and, if any product candidates receive marketing approval, commercialization activities. Morphogenesis also anticipates increased expenses related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Grant Income

In April 2021, Morphogenesis received approval from the Department of Health and Human Services for a $400,000 grant. The grant was to conduct research for a low-cost topical immunotherapy formulation suitable for treating cervical cancer in low and middle income countries and low resource settings in the U.S. Morphogenesis received a final grant payment in May 2023 totaling approximately $42,000.

Interest Income

Interest income is earned from deposits in checking accounts at two regional banks.

Results of Operations

Comparisons for the Six Months Ended June 30, 2023, and June 30, 2022 (Unaudited)

The following table summarizes Morphogenesis’ results of operations for each period presented:

	Period Ended June 30,		Change
	2023	2022
	(in thousands)
Operating expenses:
Research and development	$20,233	$2,638	$17,595
General and administrative	2,294	1,031	1,263
Total operating expenses	22,527	3,669	18,858
Loss from operations	(22,527)	(3,669)	(18,858)
Other income (expense)
Employee Retention Tax Credit	334	0	334
Forgiveness of Payroll Protection Program Loan	—	294	(294)
Grant Income	42	149	(107)
Interest income	57	0	57
Total other income (expense)	433	443	(10)

Net loss	$(22,094)	$(3,226)	$(18,868)

Research and Development Expenses.    Research and development expenses were $2.6 million and $20.2 million for the periods ended June 30, 2022, and 2023, respectively. On January 26, 2023, Morphogenesis acquired certain assets of TuHURA Biopharma, Inc. (“TuHURA”), for $1.2 million in cash and 22.7 million common shares. The common shares issued to TuHURA have an estimated fair market value of $15.0 million. Morphogenesis performed the “screen test” and determined that substantially all of the fair value of the gross assets acquired in the TuHURA acquisition is concentrated in a single identifiable asset or group of similar identifiable assets. As such, the TuHURA acquisition has been accounted for as an asset acquisition. As the underlying asset is in-process research and development, Morphogenesis immediately expensed the entire $16.2 million purchase price during the period ended June 30, 2023, in accordance with FASB ASC Topic 730.

Employee Retention Tax Credit.    The IRS provides a refundable tax credit for businesses that had employees and were affected during the COVID-19 pandemic. In October 2022, Morphogenesis applied for a credit under this program through ADP Totalsource, which manages the Morphogenesis payroll and benefits. In May 2023, Morphogenesis received a letter from ADP Totalsource that the credit will be $0.3 million and that the IRS is expected to process this refund in approximately six months.

Forgiveness of Payroll Protection Program Loan.    In February 2021, Morphogenesis received loan proceeds in the amount of $0.3 million under the Paycheck Protection Program (“PPP”). The loan and accrued interest were forgivable as long as the borrower uses the loan proceeds for eligible purposes. In April 2022, Morphogenesis received notice that the loan was forgiven.

General and Administrative Expenses.    General and administrative expenses were $1.0 million and $2.3 million for the periods ended June 30, 2022, and 2023, respectively. The increase of $1.3 million was primarily due to additional legal expense related to the TuHURA transaction and the merger with Cohbar.

Grant Income.    Grant income was $149,000 and approximately $42,000 for the periods ended June 30, 2022, and 2023, respectively. In April 2021, Morphogenesis received approval from the Department of Health and Human Services for a $0.4 million grant to study cervical cancer. Morphogenesis received $149,000 in reimbursements against this grant in the first half of 2022. Morphogenesis received a final grant payment in May 2023 totaling approximately $42,000.

Interest Income.    For the period ended June 30, 2023, interest income was earned on deposits at two regional banks.

Comparisons for the Year Ended December 31, 2022, and December 31, 2021

	Year Ended December 31,		Change
	2022	2021
	(in thousands)
Operating expenses:
Research and development	$7,929	$4,879	$(3,050)
General and administrative	2,005	2,376	371
Total operating expenses	9,934	7,255	(2,679)
Loss from operations	(9,934)	(7,255)	2,679
Other income (expense)
Forgiveness of Payroll Protection Program loan	294	405	111
Gain on reduction of accounts payable	—	320	320
Grant Income	215	143	(72)
Interest expense	—	(629)	(629)
Interest income	57	—	(57)
Total other income (expense)	566	239	(327)

Net loss	$(9,368)	$(7,016)	$2,352

Research and Development Expenses.    Research and development expenses were $7.9 million and $4.9 million for the years ended December 31, 2022, and 2021, respectively. The increase of $3.0 million was primarily caused by the purchase of plasmid DNA in preparation for the Phase 1 Merkel cancer trial along with additional research and development consulting charges related to this trial.

General and Administrative Expenses.    General and administrative expenses were $2.0 million and $2.4 million for the years ended December 31, 2022, and 2021, respectively. The decrease of $0.4 million was primarily due to fewer stock grants resulting in lower stock compensation expense during the year ending December 31, 2022.

Forgiveness of Payroll Protection Program Loan.    Morphogenesis received two loan proceeds under the Paycheck Protection Program (“PPP”). The first was $0.4 million and was forgiven in June 2021. The second was $0.3 million and was forgiven in April 2022.

Gain on Reduction in Accounts Payable.    In June 2021, Morphogenesis entered mediation and settled a dispute with a vendor regarding services performed in 2019 and 2020. The settlement resulted in the issuance of a note payable for $350,000 with no further obligations required by Morphogenesis. The note payable was less than the accrued vendor invoices, with the difference recorded as a gain on reduction in accounts payable in Other Income.

Grant Income.    Grant income was $0.2 million and $0.1 for the years ended December 31, 2022 and December 31, 2021, respectively. In April 2021, Morphogenesis received approval from the Department of Health and Human Services for a $0.4 million grant to study cervical cancer and received reimbursements for related expenses associated with the grant in these years.

Interest Expense.    During 2019 and 2020, Morphogenesis issued convertible notes totaling $4,995,000. The convertible notes included interest at 10% per annum. On February 24, 2021, a majority of convertible note holders elected to voluntarily convert their convertible notes under the terms of a non-qualified financing in the convertible note. This forced a conversion of all convertible notes and accrued interest into 8.0 million preferred shares. The convertible note included a debt discount, which was amortized as Interest Expense, which accounts for $0.5 million of the interest expense during the year ended December 31, 2021.

Interest Income.    For the year ended December 31, 2022, interest income was earned on deposits at two regional banks.

Liquidity and Capital Resources

Morphogenesis has incurred net losses and negative cash flows from operations since Morphogenesis’ inception and anticipates it will continue to incur net losses for the foreseeable future. Morphogenesis incurred net losses of $7.0 million, $9.4 million and $22.1 million for the years ended December 31, 2021, and 2022 and the six months ended June, 2023, respectively, and used $6.6 million, $7.5 million and $6.8 million of cash from Morphogenesis’ operating activities for the years ended December 31, 2021, and 2022 and the six months ended June 30, 2023, respectively. As of June 30, 2023, Morphogenesis had an accumulated deficit of $81.3 million. The $22.1 million loss for the six months ended June 30, 2023, included the expensing of the entire $16.2 million purchase price for the assets of TuHURA Biopharma, Inc., of which $15 million was paid in the form of Morphogenesis Common Stock.

As of June 30, 2023, Morphogenesis had cash and cash equivalents of $6.2 million.

Sources of Liquidity

To date, Morphogenesis has financed its operations principally through private placements of Morphogenesis’ common and preferred stock and issuance of convertible notes.

Series A Preferred Stock Financing

In August 2017 through April 2018, Morphogenesis issued an aggregate of 33,186,952 shares of its Series A Preferred Stock at a purchase price of $0.52 per share for aggregate net proceeds of $15.6 million. There were 15,976,413 common stock warrants associated with these preferred shares.

Convertible Note Financing

From May 2019 through December 2020, Morphogenesis issued $4,995,000 aggregate principal amount of convertible notes, which bear interest at the rate of 10% per annum.

On February 24, 2021, a majority of note holders elected to voluntarily convert their notes under the terms of a non-qualified financing in the Note. This forced a conversion of all Notes into preferred shares. The conversion price was set by the same terms offered in the non-qualified financing. As a result, the $4,995,000 Note principal plus $277,000 accrued interest was converted into 7,988,169 Series A-1 preferred shares at $0.66 a share. There were 3,765,851 common stock warrants associated with this conversion.

Series A-1 Preferred Stock Financing

From October 2020 to October 2021, Morphogenesis issued an aggregate of 14,288,076 shares of its Series A-1 Preferred Stock at a purchase price of $0.66 per share for aggregate consideration of $9,430,000. There were 6,468,026 common stock warrants associated with these preferred shares.

Series B Preferred Stock Financing

From June through August 2022, Morphogenesis issued Series B preferred shares and received $16.6 million for 25,153,030 Series B shares at a purchase price of $0.66 along with 18,864,773 warrants that are exercisable at a fixed price of $0.66.

Cash Flows

The following table sets forth a summary of the net cash flow activity for the periods ended June 30, 2023 and 2022, respectively:

	Period Ended June 30,
	2023	2022
	(in thousands)
Net cash provided by (used in):
Operating activities	$(6,784)	$(2,904)
Investing activities	(1,222)	(6)
Financing activities	(25)	1,301
Net increase (decrease) in cash	$(8,031)	$(1,609)

Operating Activities

Net cash used in operating activities was $2.9 million and $6.8 million for the six months ended June 30, 2022 and 2023, respectively. The $3.9 million increase in cash used during the six months ended June 30, 2023 was due to the payment of a large $1.5 million invoice to Morphogenesis’ contract manufacturing company along with $1.6 million of additional product manufacturing and clinical costs associated with the upcoming Merkel cancer trial. In addition, legal and other associated expenses related to the pending reverse merger transaction with CohBar accounted for $0.8 million of the increase.

Investing Activities

Net cash used in operating activities was approximately $6,000 and $1.2 million for the six months ended June 30, 2022 and 2023, respectively. On January 26, 2023 Morphogenesis acquired certain assets of TuHURA Biopharma, Inc. for $1.2 million in cash and 22.7 million common shares. The cash component of the transaction is considered an investing activity. The entire transaction was valued at $16.2 million.

Financing Activities

Net cash provided by financing activities was $1.3 million for the six months ended June 30, 2022, which consisted of $1.6 million from a Series B equity offering offset by $0.3 million of scheduled payments on a vendor note payable. For the six months ended June 30, 2023, $25,000 was used to repurchase 55,000 preferred shares.

Funding Requirements

Immediately prior to the Merger, CohBar expects to receive gross proceeds of approximately $15.0 million from the Initial Financing. Upon the closing of the Merger, Morphogenesis expects to incur additional costs associated with operating as a public company. In addition, Morphogenesis anticipates that it will need substantial additional funding in connection with its continuing operations. Morphogenesis believes that its existing cash and cash equivalents, together with the estimated net proceeds from the Initial Financing and Second Financing, will be sufficient to meet its anticipated cash requirements through the second quarter of 2025. Even if the Merger and Initial Financing are consummated, there is no assurance that the Second Financing will occur.

However, Morphogenesis’ forecast of the period through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Management based projections of operating capital requirements on Morphogenesis’ current operating plan, which includes several assumptions that may prove to be incorrect, and Morphogenesis may deplete its available capital resources sooner than management expects. Morphogenesis’ future capital requirements will depend on many factors, including:

•        the initiation, progress, timing, costs and results of drug discovery, preclinical studies and clinical trials of IFx-Hu2.0, IFx-Hu3.0 and any other future product candidates;

•        the costs associated with hiring additional personnel and consultants as Morphogenesis’ preclinical and clinical activities increase;

•        the outcome, timing and costs of seeking regulatory approvals;

•        the cost of manufacturing IFx-Hu2.0 and IFx-Hu3.0 and future product candidates for clinical trials in preparation for marketing approval and in preparation for commercialization;

•        the emergence of competing therapies and other adverse market developments;

•        the ability to establish and maintain strategic licensing or other arrangements and the financial terms of such agreements; and

•        the costs of operating as a public company.

Until such time, if ever, as Morphogenesis can generate substantial product revenues to support its capital requirements, Morphogenesis expects to finance its cash needs through a combination of public or private equity offerings, debt financings, collaborations and licensing arrangements or other capital sources. To the extent that Morphogenesis raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Morphogenesis’ stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of Morphogenesis’ Common Stock. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If Morphogenesis raises funds through collaborations, or other similar arrangements with third parties, Morphogenesis may need to relinquish valuable rights to its product candidates, future revenue streams or research programs or may have to grant licenses on terms that may not be favorable to it and/or may reduce the value of Morphogenesis’ Common Stock. If Morphogenesis is unable to raise additional funds through equity or debt financings as and when needed, Morphogenesis may be required to delay, limit, reduce or terminate its product development or future commercialization efforts or grant rights to develop and market its product candidates even if Morphogenesis would otherwise prefer to develop and market such product candidates themselves.

Contractual Obligations and Commitments

The following table summarizes Morphogenesis’ contractual obligations at June 30, 2023:

	Payments due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease obligations	$81,023	$81,023	$—	$—	$—
Employment and consulting contracts	1,873,000	1,070,000	803,000	—	—
	$1,954,023	$1,151,023	$803,000	$—	$—

Morphogenesis enters into contracts in the normal course of business with CROs, clinical supply manufacturers and vendors for clinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Critical Accounting Policies and Significant Judgments and Estimates

Morphogenesis’ management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires Morphogenesis to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in Morphogenesis’ financial statements. On an ongoing basis, Morphogenesis evaluates its estimates and judgments, including those related to accrued expenses and stock-based compensation. Morphogenesis bases its estimates on historical experience, known trends and events, and various other factors that Morphogenesis believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Morphogenesis’ actual results may differ from these estimates under different assumptions or conditions. While Morphogenesis’ significant accounting policies are described in more detail in Note 2 of its financial statements appearing elsewhere in this proxy statement/prospectus, Morphogenesis believes the following accounting policies and estimates to be most critical to the preparation of its financial statements.

Accrued Research and Development Expenses

As part of the process of preparing Morphogenesis’ financial statements, Morphogenesis is required to estimate its accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with Morphogenesis’ personnel to identify services that have been performed on Morphogenesis’ behalf and estimating the level of service performed and the associated cost incurred for the service when Morphogenesis has not yet been invoiced or otherwise notified of the actual cost. Morphogenesis makes estimates of its accrued expenses as of each balance sheet date based on facts and circumstances known to it at that time. Morphogenesis periodically confirms the accuracy of its estimates with the service providers and adjusts, if necessary. The significant estimates in Morphogenesis’ accrued research and development expenses include the costs incurred for services performed by its vendors in connection with research and development activities for which Morphogenesis has not yet been invoiced.

Morphogenesis bases its expenses related to research and development activities on its estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on Morphogenesis’ behalf. The financial terms of these agreements are subject to negotiation, vary from contract-to-contract and may result in uneven payment flows. There may be instances in which payments made to Morphogenesis’ vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, Morphogenesis estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from Morphogenesis’ estimate, Morphogenesis adjusts the accrual or prepaid expense accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although Morphogenesis does not expect its estimates to be materially different from amounts actually incurred, if Morphogenesis’ estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in Morphogenesis reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between Morphogenesis’ estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation Expense

Stock-based compensation expense represents the cost of the grant date fair value of equity awards recognized over the requisite service period of the awards (usually the vesting period) on a straight-line basis. Morphogenesis estimates the fair value of equity awards using the Black-Scholes option pricing model and recognize forfeitures as they occur. Estimating the fair value of equity awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of variables, including the risk-free interest rate, the expected stock price volatility, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 2 of Morphogenesis’ financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions Morphogenesis used in applying the Black-Scholes option pricing model to determine the estimated fair value of Morphogenesis’ stock options granted.

Common stock valuations

Morphogenesis is required to estimate the fair value of the common stock underlying its equity awards when performing fair value calculations. The fair value of the common stock underlying its equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in Morphogenesis’ equity raises. All options to purchase shares of Morphogenesis’ Common Stock are intended to be granted with an exercise price per share no less than the fair value per share of Morphogenesis’ Common Stock underlying those options on the date of grant, based on the information known to Morphogenesis on the date of grant. In the absence of a public trading market for Morphogenesis’ Common Stock, on each grant date Morphogenesis develops an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. Morphogenesis’ determinations of the fair value of its common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of Morphogenesis’ preferred stock relative to those of its common stock.

In determining the fair value of Morphogenesis’ Common Stock underlying stock option grants for the year ended December 31, 2022, and the six months ended June 30, 2023, Morphogenesis used the market approach by reference to the closest round of equity financing, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to Morphogenesis.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact Morphogenesis’ financial position and results of operations is disclosed in Note 2 to Morphogenesis’ financial statements appearing elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

During the periods presented, Morphogenesis did not have, nor does it currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

Morphogenesis is exposed to market risks in the ordinary course of its business. These risks primarily include interest rate risks and inflation risks. Periodically, Morphogenesis maintains deposits in accredited financial institutions in excess of federally insured limits. Morphogenesis deposits its cash in financial institutions that it believes has high credit quality and have not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

Morphogenesis’ cash consists of cash in readily-available checking accounts. Morphogenesis may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects Morphogenesis by increasing its cost of labor and research and development contract costs. Morphogenesis does not believe inflation has had a material effect on its results of operations during the periods presented.

MANAGEMENT FOLLOWING THE MERGER

Executive Officers and Directors of the combined company Following the Merger

Pursuant to the Merger Agreement, immediately after the Effective Time of the Merger, the combined company’s board of directors will be fixed at six members, four of whom will be directors designated by Morphogenesis and is expected to include James Bianco, M.D., Morphogenesis’ current director and chief executive officer, as well as George Ng, Alan List, M.D., and James Manuso, as chairman of the board of directors of the combined company, each of whom are current directors of Morphogenesis. The two remaining directors will be designated by CohBar. It is anticipated that the CohBar designees will be Misha Petkevich and Joanne Yun. See the section titled “The Merger Agreement — Directors and Executive Officers of the combined company Following the Merger” beginning on page 151 of this joint proxy and consent solicitation statement/prospectus.

Following the Merger, the management team of the combined company is expected to be led by James Bianco, M.D., who is currently the Chief Executive Officer of Morphogenesis, and Dan Dearborn, who is currently the Chief Financial Officer of Morphogenesis. Dr. Bianco and Mr. Dearborn were appointed to their respective positions in July 2021 and August 2018, respectively. Dr. Bianco and Mr. Dearborn entered into amended and restated employment agreements with Morphogenesis on May 22, 2023, which are further described under the section titled “Morphogenesis Executive Compensation.”

The following table lists the names and positions of the individuals, together with their respective ages as of August 15, 2023, who are expected to serve as executive officers and directors of the combined company upon the completion of the Merger:

Name	Age	Position(s)
Executive Officers
James Bianco, M.D.	67	Chief Executive Officer and Director
Dan Dearborn, CPA	56	Chief Financial Officer

Directors
James Manuso, Ph.D., MBA(1)	74	Director; Chairman of the Board
James Bianco, M.D.(1)	67	Director
Alan List, M.D.(1)	68	Director
George Ng(1)	49	Director
Misha Petkevich(2)	74	Director
Joanne Yun, Ph.D.(2)	52	Director

____________

(1)      Morphogenesis designee

(2)      CohBar designee

Each executive officer will serve at the discretion of the combined company’s board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the proposed combined company’s directors or executive officers. All of CohBar’s current directors, other than Misha Petkevich and Joanne Yun, are expected to resign from their positions as directors of CohBar, effective as of the Effective Time.

Executive Officers

James Bianco, M.D. has served as Morphogenesis’ Chief Executive Officer and as a director since July 1, 2021. Dr. Bianco was also the founder, Chief Executive Officer and Chairman of TuHURA Biopharma, Inc., a biotechnology company, from its inception in November 2018 through its dissolution in January 2023, following the transfer of its assets to Morphogenesis. Dr. Bianco is a 30-year veteran of the biopharmaceutical industry. In 1991, Dr. Bianco founded CTI Biopharma, Inc. and from 1992 to 2016 was the Chief Executive Officer of CTI Biopharma. During his tenure at CTI Biopharma, Dr. Bianco was responsible for strategic portfolio development and identifying, acquiring, licensing, purchasing, or acquiring through international merger and acquisition, five drug candidates, four of which have since been approved by the FDA and with three receiving accelerated or conditional regulatory approval in the U.S. and/or E.U.

Dr. Bianco earned his M.D. from the Mount Sinai Icahn School of Medicine and completed his residency and chief residency at the Mount Sinai Medical Center in New York City. He completed his fellowship in Hematology/Oncology at the University of Washington/Fred Hutchinson Cancer Research Center (FHCRC) where he was appointed Assistant Professor of Medicine, Assistant Member FHCRC and Director of the Bone Marrow Transplant Unit at a “Hutch” affiliate (SVAMC).

Morphogenesis believes Dr. Bianco’s experience in building and leading biotechnology businesses as well as his extensive clinical development experience provide him with the qualifications and skills to serve as a director of the combined company.

Dan Dearborn joined Morphogenesis in 2018 as its Chief Financial Officer. Mr. Dearborn is a CPA with over 25 years of finance experience exclusively with health care and biotechnology companies. Prior to Morphogenesis, from 2015 to 2017, Mr. Dearborn was Chief Financial Officer at MYMD Pharmaceuticals, an emerging biotechnology firm. Mr. Dearborn is an alumnus of Loyola University in Maryland and joined Ernst & Young early in his career. He was with Pharmerica, a long-term care pharmaceutical company, for fifteen years and advanced quickly to a Director role. He then moved to BioDelivery Sciences International as Controller. During his time at BioDelivery Sciences, the company signed two very large commercial partnership agreements and was listed on Nasdaq. Mr. Dearborn later joined Welldyne, Inc. as its Chief Financial Officer. Welldyne is a pharmacy benefit manager that also had several related health care businesses and employed associates in Florida and Colorado. During his time with Welldyne, the company was sold to Carlyle, one of the largest private equity firms.

Non-Employee Directors

James S. Manuso, Ph.D., MBA, has served as a director of Morphogenesis since November 2022. Dr. Manuso has also served as chairman and chief executive officer of Talfinium Investments, Inc., an investment entity and financial consultancy, since 2014. Since 2018, Dr. Manuso has served as managing member of Laurelside LLC, a family office, which he founded. Dr. Manuso has served on the board of Ocuphire, a public company (NASDAQ:OCUP) developing Nyxol in advanced clinical trials for the treatment of multiple visual disorders, since November 2020. From 2015 until 2018, Dr. Manuso served as President, CEO and Vice Chairman of RespireRx Pharmaceuticals Inc. (OTC QB:RSPI), a Phase 3-ready, clinical-stage respiratory and neurological pharmaceutical company. From July 2011 until October 2013, Dr. Manuso served as chairman and chief executive officer of Astex Pharmaceuticals, Inc. (Nasdaq:ASTX) and led the sale of Astex Pharmaceuticals, Inc. to Otsuka Pharmaceuticals. In 2013, he was a senior mergers and acquisitions advisor to Otsuka Pharmaceuticals’ executive management. Dr. Manuso has served as board chairman and chairman of the audit, governance and nominating, pricing and compensation committees of multiple companies’ boards, including Biotechnology Industry Organization, Novelos Therapeutics, Inc., Merrion Pharmaceuticals Ltd. (MERR:IEX; Dublin, Ireland), Inflazyme Pharmaceuticals, Inc. (IZP-TSE; Vancouver, Canada), Symbiontics, Inc., which he co-founded (sold to BioMarin Pharmaceutical Inc. as ZyStor, Inc.), Montigen Pharmaceuticals, Inc., Quark Pharmaceuticals, Inc., Galenica Pharmaceuticals, Inc., Supratek Pharma, Inc., EuroGen, Ltd. (London, UK), where he was chairman, and the Greater San Francisco Bay Area Leukemia & Lymphoma Society, where he also served as vice president.

Dr. Manuso holds a B.A. with honors in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychology and Genetics from the New School University, and an Executive M.B.A. from Columbia Business School. Dr. Manuso is the author of numerous chapters, articles and books on topics including health care cost containment and biotechnology company management. Morphogenesis believes that Dr. Manuso’s extensive experience in the biopharmaceutical industry in finance, business development and management, and his experience as a member of the boards of directors of multiple pharmaceutical companies, both domestic and foreign, provide him with the qualifications and skills to serve as a director of the combined company.

George Ng has served as a director of Morphogenesis since February 2020. Mr. Ng has also served as a director of Calidi Biotherapeutics, Inc. since October 2019 and as its President and Chief Operating Officer since February 1, 2022. In addition, Mr. Ng is currently a partner at PENG Life Science Ventures since September 2013, a director, co-founder, and chief business officer at IACTA Pharmaceuticals, Inc. since January 2020. Mr. Ng’s experience further includes serving in various executive-level positions for multiple publicly-traded and private global biotechnology and pharmaceutical firms. Mr. Ng previously served as a director of Inflammatory Response Research, Inc. from May 2019 to April 2020, as a director of Invent Medical Corp from July 2019 to January 2020, as a director of ImmuneOncia Therapeutics Inc. from June 2016 to 2019, and as a director of Virttu Biologics

Limited from April 2017 to April 2019. Mr. Ng was also the Executive Vice President and Chief Administrative Officer of Sorrento Therapeutics, Inc. (Nasdaq: SRNE) from March 2015 to April 2019, the Co-Founder and President, Business of Scilex Pharmaceuticals Inc. from September 2012 to April 2019, and the Senior Vice President and General Counsel of BioDelivery Sciences International Inc. (Nasdaq: BDSI) from December 2012 to March 2015. Mr. Ng holds a JD degree from the University of Notre Dame School of Law, as well as a B.AS double degree in Biochemistry and Economics from the University of California, Davis. Morphogenesis believes Mr. Ng’s experience with the launch and commercialization efforts of multiple pharmaceutical drug products, experience in clinical research procedures, and his executive experience in the biotechnology industry, provide him with the qualifications and skills to serve as a director of the combined company.

Alan List, M.D. has served as a director of Morphogenesis since November 2022. Dr. List has also served as Chief Medical Officer of Precision BioSciences, Inc., a clinical stage gene editing company, since April 2021 and, prior to that, had been a strategic clinical advisor to Precision BioSciences and its board since April 2020, providing advice regarding its clinical stage and pre-clinical allogeneic CAR T programs. Prior to joining Precision BioSciences, Dr. List served in various roles at the Moffitt Cancer Center, including as President and Chief Executive Officer from 2012 to December 2019, Executive VP, Physician in Chief from 2008 to 2012 and Chief of the Malignant Hematology Division from 2003 to 2008. Prior to joining the Moffitt Cancer Center, Dr. List held academic and clinical appointments at the University of Arizona. Dr. List is internationally recognized for his many contributions in the development of effective treatment strategies for myelodysplastic syndrome (“MDS”) and acute myeloid leukemia. His pioneering work led to the development of Revlimid (lenalidomide) a transformational treatment for patients with MDS and multiple myeloma.

Dr. List is the author of numerous peer-reviewed articles and books. He previously served as the President for the Society of Hematologic Oncology as well as a member of the MDS Foundation Board of Directors. Dr. List is also an active member of the American Society of Clinical Oncology, the American Society of Hematology and the American Association for Cancer Research. He is a Charter Fellow in the National Academy of Inventors, an inductee in the Florida Inventors Hall of Fame. Dr. List received B.S. and M.S. degrees from Bucknell University and earned his M.D. from the University of Pennsylvania. He is board certified in internal medicine, hematology, and medical oncology. Morphogenesis believes Dr. List’s extensive clinical development experience together with his experience with biotechnology businesses provide him with the qualifications and skills to serve as a director of the combined company.

Misha Petkevich joined CohBar’s Board in October 2019. Mr. Petkevich has more than 30 years of financial and investment experience in biotechnology and investment banking. Since 2015, Mr. Petkevich has been the Chief Investment Officer of V2M Capital, an investment firm funding life science companies. He currently serves as chairman of HingeBio, Inc., a biotechnology company developing bispecific and multispecific antibodies. In 2005, he co-founded BladeRock Capital, LLC, an investment firm specializing in life science companies. Prior to founding BladeRock Capital, Mr. Petkevich founded The Petkevich Group, a biotechnology advisory firm, where he was Chairman and Chief Executive Officer from 1998 to 2005. Between 1989 and 1997, Mr. Petkevich served as Managing Director, as well as Head of Healthcare and Investment Banking at Robertson Stephens & Co. Mr. Petkevich began his career at Hambrecht & Quist, an investment bank, where he served as a Principal, Head of Healthcare Banking and as a biotechnology analyst covering Genentech, Chiron and others. Mr. Petkevich received his bachelor’s degree from Harvard University and his DPhil from the University of Oxford. We believe that Mr. Petkevich’s industry, investment and financial advisory experience provides him with the qualifications and skills to serve as a director of the combined company.

Dr. Joanne Yun, Ph.D. joined CohBar’s Board in September 2021. Dr. Yun currently serves as a partner at Egon Zehnder International, a leadership advisory firm, and is currently a member of the firm’s Health Practice, where she leads their Research & Development segment. Prior to joining Egon Zehnder in June 2007, Dr. Yun served as a director in the Global Oncology Business Unit for Bayer HealthCare Pharmaceuticals from April 2001 to April 2007, with responsibility for oncology program management and new product planning. Dr. Yun started her career in February 1998 with Bayer AG and continued there until March 2001 in various research management roles. Dr. Yun earned a bachelor’s degree in chemistry and French from Amherst College and a Ph.D. in chemistry from the Massachusetts Institute of Technology. She was a National Institutes of Health Postdoctoral Fellow at The Scripps Research Institute and is a member of the American Society of Clinical Oncology, the American Society of Hematology, and the American Chemical Society. We believe that Dr. Yun’s industry experience and large network provide her with the qualifications and skills to serve as a director of the combined company.

Board Composition

The combined company’s board of directors will consist of six members upon the closing of the Merger. The CohBar Charter provides that directors are to be elected at each annual meeting of stockholders to hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, or removal. It is anticipated that this provision of the CohBar Charter will remain in place for the combined company following the Merger.

Director Independence

Based on information provided by each director concerning his background, employment and affiliations, upon the consummation of the Merger, we anticipate that each of the directors on the combined company board of directors, other than Dr. James Bianco, will qualify as independent directors, as defined under Nasdaq listing rules (the “Nasdaq listing rules”), and the combined company board of directors will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, the combined company will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of certain committees of the combined company board, as discussed below.

Committees of the Board of Directors

The CohBar Board has established an audit committee, a compensation committee, and a governance and nominating committee, each of which operate pursuant to a charter adopted by the CohBar Board. Following the completion of the Merger, the board will continue to have the committees. The board of directors may also establish other committees from time to time to assist the combined company and its board of directors.

Audit Committee

The primary purpose of CohBar’s audit committee is to discharge the responsibilities of the CohBar Board with respect to its accounting, financial, and other reporting and internal control practices and to oversee its independent registered accounting firm. Specific responsibilities of CohBar’s audit committee include:

•        selecting and hiring CohBar’s independent registered public accountants, and approving the audit and non-audit services to be performed by such firm;

•        evaluating the qualifications, performance, and independence of CohBar’s independent registered public accountants;

•        monitoring the integrity of CohBar’s financial statements and its compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•        reviewing the adequacy and effectiveness of CohBar’s internal control policies and procedures;

•        discussing the scope and results of the audit and interim reviews as well as operating results with management and the independent registered public accountants;

•        preparing the audit committee report that the SEC requires in CohBar’s annual proxy statement; and

•        reviewing the fees paid by CohBar to its independent registered public accountants in respect of audit and non-audit services on an annual basis.

The audit committee of the combined company is expected to retain these duties and responsibilities following the completion of the Merger.

Following the consummation of the Merger, the members of the audit committee are expected to be Misha Petkevich, Jim Manuso and George Ng. Misha Petkevich is expected to be the chair of the audit committee and Mr. Petkevich is a financial expert under the rules of the SEC. To qualify as independent to serve on the combined company’s audit committee, listing standards of Nasdaq and the applicable SEC rules require that a director not accept any consulting, advisory or other compensatory fee from the combined company, other than for service as a director, or be an affiliated person of the combined company. CohBar and Morphogenesis believe that, following the completion of the Merger, the composition of the audit committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee

The primary purpose of CohBar’s compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors, and other senior management, as appropriate.

Specific responsibilities of CohBar’s compensation committee include:

•        reviewing and approving compensation of CohBar’s executive officers, including annual base salary, annual incentive bonuses, specific compensation goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

•        reviewing and recommending compensation goals, bonus and stock compensation criteria for CohBar’s employees;

•        preparing the compensation committee report as may be required by the SEC to be included in CohBar’s annual proxy statement;

•        administering, reviewing, and making recommendations with respect to CohBar’s equity compensation plans;

•        overseeing and administering CohBar’s incentive compensation and equity-based plans; and

•        evaluating and providing input for non-employee director compensation arrangements for approval by the CohBar Board.

The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Following the consummation of the Merger, the members of the compensation committee are expected to be Joanne Yun, James Manuso and Alan List. Alan List is expected to be the chair of the compensation committee. Each member of the combined company’s compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. CohBar and Morphogenesis believe that, following the completion of the Merger, the composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.

Governance and Nominating Committee

Specific responsibilities of CohBar’s governance and nominating committee include:

•        assisting the CohBar Board in identifying, interviewing, and recruiting prospective director nominees;

•        recommending director nominees;

•        establishing and reviewing on an annual basis a process for identifying and evaluating nominees for the CohBar Board;

•        annually evaluating and reporting to the CohBar Board on the performance and effectiveness of the board of directors;

•        recommending members for each board committee of the CohBar Board; and

•        annually presenting a list of individuals recommended for nomination for election to the CohBar Board at the annual meeting of our stockholders.

The governance and nominating committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.

Following the consummation of the Merger, the members of the governance and nominating committee are expected to be Misha Petkevich, Joanne Yun and George Ng. George Ng is expected be the chair of the governance and nominating committee. CohBar and Morphogenesis believe that, after the completion of the Merger, the composition of the governance and nominating committee will meet the requirements for independence under, and the functioning of such governance and nominating committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.

Compensation Committee Interlocks and Insider Participation

Each member of the compensation committee following the closing of the Merger will be a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the proposed combined company’s executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.

Director Compensation

Prior to the Merger, Morphogenesis did not have a formal policy to provide any cash or equity compensation to its non-employee directors for their service on its board of directors or committees of its board of directors. Morphogenesis’ non-employee director compensation is described under “Morphogenesis’ Director Compensation” in this proxy statement/prospectus. The determinations with respect to director compensation after the closing of the Merger have not yet been made, provided it is expected that the board of directors of the combined company will, promptly following the completion of the Merger, adopt a non-employee director compensation policy designed to enable the combined company to attract and retain, on a long-term basis, highly qualified non-employee directors and align its directors’ interests with those of its stockholders. It is anticipated that each director who is not an employee will be paid cash compensation in an amount to be determined. In addition, each non-employee elected or appointed to the board of directors of the combined company is expected be granted an initial stock option award and an annual stock option award, the amount and terms of which have not yet been determined.

The combined company will also reimburse its non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending the board of director and committee meetings.

It is anticipated that employee directors will not receive additional compensation for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Morphogenesis’ and CohBar’s directors and executive officers, including those discussed in the sections titled “Management Following the Merger,” “Morphogenesis Executive Compensation” and “CohBar Executive Compensation,” the following is a description of each transaction involving CohBar since January 1, 2021, each transaction involving Morphogenesis since January 1, 2021 and each currently proposed transaction in which:

•        either Morphogenesis or CohBar has been or is to be a participant;

•        the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Morphogenesis’ or CohBar’s total assets at year-end for the last two completed fiscal years, as applicable; and

•        any of Morphogenesis’ or CohBar’s directors, executive officers or holders of more than 5% of Morphogenesis’ or CohBar’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

CohBar Transactions

In January 2022, CohBar repaid principal and interest in the amount of $0.5 million to Albion Fitzgerald, one of CohBar’s directors, as satisfaction of CohBar’s obligations under a promissory note.

CohBar’s Third Amended and Restated Certificate of Incorporation, as amended, contains provisions limiting the liability of directors, and the CohBar Bylaws provide that CohBar will indemnify each of its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted under Delaware law. In addition, CohBar has entered into an indemnification agreement with each of CohBar’s directors and executive officers.

Director Independence

CohBar Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) and CohBar uses Nasdaq’s listing standards to determine director independence. Under Nasdaq’s listing standards and the Governance Guidelines, the CohBar Board must consist of a majority of independent directors, and the Audit, Governance, and Compensation Committees must consist solely of independent directors. The CohBar Board has determined that David Greenwood, Albion Fitzgerald, Stephanie Tozzo, Misha Petkevich, Joanne Yun and Carol Nast each qualify as “independent” in accordance with the listing requirements of Nasdaq. In addition, the CohBar Board determined that Phyllis Gardner, who served as director until June 2022 was independent during the time she served as director. The Nasdaq independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of CohBar’s employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with CohBar. In addition, as required by Nasdaq rules, the CohBar Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of the CohBar Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the CohBar Board reviewed and discussed information provided by the directors and CohBar with regard to each director’s business and personal activities and relationships as they may relate to CohBar and its management.

Morphogenesis Transactions

Consulting Agreements

On July 1, 2021, in connection with Dr. Bianco becoming CEO, Dr. Michael Lawman and Dr. Patricia Lawman ceased to be employees and officers of our company and an entity (the “Consultant”) that they own became a consultant and entered into a consulting agreement with Morphogenesis for a period beginning July 1, 2021 through December 31, 2024, unless earlier terminated. Dr. Patricia Lawman and Dr. Michael Lawman served as directors of Morphogenesis during its fiscal years ended December 31, 2021 and 2022. Through this consulting agreement, Morphogenesis pays to the Consultant an annual fee of $533,000 and Dr. Michael Lawman and Dr. Patricia Lawman provide services as consultants to Morphogenesis. If Dr. Patricia Lawman ceases to be employed by Consultant and is no longer available to perform services to Morphogenesis, then the annual fee will be reduced by $293,000.

If Dr. Michael Lawman ceases to be employed by Consultant and is no longer available to perform services to Morphogenesis, then the annual fee will be reduced by $240,000. Consultant is also reimbursed for all reasonable and necessary business expenses that Consultant incurs while performing the services. If Drs. Michael and Patricia Lawman timely elect continued coverage under the Consolidated Omnibus Budget Reconciliation Act (COBRA), then for so long as such person is receiving COBRA benefits, Morphogenesis will reimburse such person for the full monthly COBRA cost. Morphogenesis reimbursed a total of $14,720 and $5,238 for COBRA costs in 2022 and 2021, respectively. Additionally, Consultant will be granted stock options in the same amount and on the same terms as executive officers of Morphogenesis are granted stock options during the term of the agreement. In 2023, for performance in the fiscal year ended December 31, 2022. In April 2023, Dr. Michael Lawman was granted options to purchase 240,000 shares of Morphogenesis Common Stock and Dr. Patricia Lawman was granted options to purchase 293,000 shares of Morphogenesis Common Stock.

Notes Receivable

On April 11, 2019, Drs. Michael and Patricia Lawman each executed and delivered to Morphogenesis a note in the amount $98,460 to evidence loans made to satisfy income tax payments. These notes carried an interest rate of 2.55% per annum simple interest and were to be due and payable at the earlier of April 11, 2023 or 180 days after the date of completion of an initial public offering. These notes were forgiven by Morphogenesis in September 2021.

On June 13, 2022, Dr. James Bianco, the President, Chief Executive Officer and a director of Morphogenesis executed and delivered to Morphogenesis a note in the principal amount $100,000 to evidence loans made to him by the company. These notes carried an interest rate of 3.0% per annum simple interest and were to be due and payable at the earlier of March 31, 2023 or the date of a Qualified Termination (as defined in the note), provided that if a Milestone Event (as defined in the note) occurs before the maturity date, then the principal and interest under the note will be waived and forgiven. In May 2023, Morphogenesis entered into a payoff letter with Dr. Bianco, pursuant to which all outstanding principal and interest under the note was offset and deducted from Dr. Bianco’s cash bonus earned for fiscal year 2022 and the notes were deemed forgiven.

Acquisition of Certain Assets of TuHURA Biopharma, Inc.

On January 26, 2023, Morphogenesis acquired certain assets of TuHURA Biopharma, Inc., for $1.2 million in cash and 22.7 million shares of Morphogenesis Common Stock pursuant to that certain Asset Purchase Agreement by and between TuHURA BioPharma, Inc. and Morphogenesis, dated January 26, 2023. Dr. Bianco, President, Chief Executive Officer, and a director of Morphogenesis, was also the Chief Executive Officer and majority shareholder of TuHURA Biopharma, Inc. at the time of the acquisition of certain of its assets by Morphogenesis.

Indemnification Agreements

CohBar has entered into agreements, and in the future plans to enter into, agreements to indemnify its directors and executive officers. These agreements, among other things, require CohBar to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in CohBar’s right, on account of any services undertaken by such person on behalf of CohBar or that person’s status as a member of the CohBar Board to the maximum extent allowed under Delaware law.

Policies and Procedures for Related Person Transactions

The CohBar Board has adopted a written policy stating that its executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of CohBar Common Stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with CohBar without the prior consent of the independent members of the CohBar Board. Under this policy, any request for CohBar to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of CohBar Common Stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and pursuant to which such person would have a direct or indirect interest must first be presented to the independent members of the CohBar Board for review, consideration and approval. In approving or rejecting any such proposal, the independent members of the CohBar Board are to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of CohBar and Morphogenesis adjusted to give effect to the Merger and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. The historical financial information of CohBar was derived from the unaudited financial statements of CohBar as of and for the six months ended June 30, 2023 and the audited financial statements of CohBar as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus.

The historical financial information of Morphogenesis was derived from the unaudited financial statements of Morphogenesis as of and for the six months ended June 30, 2023 and the audited financial statements as of and for the year ended December 31, 2022, included elsewhere in this proxy statement/prospectus. Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of CohBar. This information should be read together with the financial statements of CohBar and Morphogenesis and related notes thereto, the sections titled “CohBar Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Morphogenesis Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other information included elsewhere in this proxy statement/prospectus, including the Merger Agreement and the descriptions of certain terms thereof set forth in the section titled “the Nasdaq Stock Issuance Proposal” or “Proposal No. 1.”

Morphogenesis has been determined to be the acquiring company in the Merger for financial reporting purposes based upon several factors, including: (i) former Morphogenesis securityholders are expected to own approximately 77% of the CohBar Common Stock outstanding immediately following the Effective Time (subject to adjustment in accordance with the Merger Agreement), (ii) Morphogenesis is entitled to designate the majority of initial members of the board of directors of the combined company, and (iii) Morphogenesis’ current senior management will hold both (two of two) positions in the senior management of the combined company. As a result of Morphogenesis being treated as the acquiring company for financial reporting purposes, if the Merger is consummated, among other things, the historical financial statements of Morphogenesis will become the historical consolidated financial statements of the combined company. The Merger is expected to be accounted for as a reverse recapitalization of CohBar by Morphogenesis under GAAP for purposes of the unaudited pro forma condensed combined financial information, similar to the issuance of equity for the net assets of CohBar, which as of the Effective Time are assumed to be primarily cash, cash equivalents and marketable securities. In December, 2022, CohBar suspended its IND-enabling work on pre-clinical candidate CB5318-3, which it had been developing as a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. The decision to suspend IND-enabling work was based on completed non-clinical formulation studies seeking to identify a formulation suitable for clinical development. In addition, CohBar does not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that CohBar will be able to develop such a formulation.

Morphogenesis has determined that any in-process research and development assets of CohBar potentially remaining as of the Merger would be de minimis when compared to the cash and cash equivalents obtained through the Merger and Morphogenesis does not intend to start up development efforts for any of CohBar’s legacy mitochondrial assets following the Merger. Based on this, Morphogenesis’ management has concluded that it is not probable that there will be any gross proceeds related to (a) the disposition of any CohBar legacy assets pursuant to the CVR Agreement that may result in payments being made under the CVRs or (b) any Catch-up Dividend.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the historical balance sheets of Morphogenesis and CohBar on a pro forma basis as if the Merger and related transactions had been consummated on June 30, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 give pro forma effect to the Merger and related transactions as if they had occurred on January 1, 2022, the beginning of the earliest period presented.

Morphogenesis and CohBar have not had any historical operating relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. These unaudited pro forma condensed combined financial statements are for informational purposes only. They do not purport to indicate the results that would have been obtained had the Merger and related transactions actually been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Merger Agreement

On May 22, 2023, CohBar Merger Sub and Morphogenesis entered into the Merger Agreement, pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Morphogenesis at the Effective Time, with Morphogenesis continuing as a wholly owned subsidiary of CohBar, and CohBar being the surviving corporation of the Merger. At the closing of the Merger, the corporate name of CohBar will be changed to “TuHURA Biosciences, Inc.”

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each then-outstanding share of common stock, par value $0.001 per share, of Morphogenesis (the “Morphogenesis Common Stock”) (other than shares held in treasury and Dissenting Shares as defined in the Merger Agreement) will be converted into and become exchangeable for a number of shares of common stock, par value $0.001 per share, of CohBar (the “CohBar Common Stock”) calculated in accordance with the Merger Agreement using the Exchange Ratio (which is assumed to be 0.3114), (b) each then-outstanding option to purchase Morphogenesis Common Stock will be assumed and converted by CohBar into an option to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and (c) each then-outstanding warrant to purchase shares of Morphogenesis Common Stock (the “Morphogenesis Warrants”) will be converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar Common Stock, subject to certain adjustments as set forth in the Merger Agreement.

Immediately after the Merger, on a pro forma basis, including the Stock Dividend (as defined below) and, after taking into account the Initial Financing (as defined below), pre-Merger Morphogenesis stockholders would own approximately 77% of the combined company, pre-Merger CohBar stockholders would own approximately 15% of the combined company, and the Investor (as defined below) would own approximately 9% of the combined company (excluding in each such case the effect of out-of-the-money options and warrants of CohBar that will remain outstanding after the Merger). The Exchange Ratio will be equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, as those terms are defined and further described in the Merger Agreement, which has the effect and purpose of determining the number of shares to be issued to pre-Merger Morphogenesis stockholders (or issuable to pre-Merger Morphogenesis option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of CohBar and Morphogenesis as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio, (i) shares of CohBar Common Stock underlying CohBar stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than $2.00 (subject to adjustment pursuant to the Merger Agreement) will be deemed to be outstanding and (ii) all shares of Morphogenesis Common Stock underlying outstanding Morphogenesis preferred stock, stock options, and warrants will be deemed to be outstanding.

Based on the relative valuations there is no material difference between the fair value and cash value of the options and warrants and as such, they are presented at cash value on the unaudited pro forma condensed combined financial statements.

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, CohBar entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with K & V Investment Two, LLC, a Florida limited liability company (the “Investor”). Pursuant to the Stock Purchase Agreement, CohBar will issue, subject to adjustments contained in the Stock Purchase Agreement, 7,500,000 shares of CohBar Common Stock for an aggregate purchase price of $15,000,000 (the “Initial Financing”) immediately prior to the Effective Time (the “Initial Closing”). The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement. In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing and subject to the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement, an aggregate of 7,500,000 additional shares of CohBar Common Stock, subject to adjustments contained in the Stock Purchase Agreement, for an aggregate purchase price of up to $15,000,000 at the same price per share as sold in connection with the Initial Closing.

Stock Dividend

As contemplated by the Merger Agreement, CohBar will make a dividend to the holders of CohBar Common Stock as of the Record Date equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding (“Parent Outstanding Shares”) as of the Record Date (the “Stock Dividend”). The payment date for the Stock Dividend is anticipated to be immediately prior to the Effective Time (or such other date as necessary on or before the Reverse Stock Split). The Parent Outstanding Shares represents the total number of shares of Parent Common Stock, after giving effect to the Stock Dividend, outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted-to-Parent Common Stock basis, and assuming the exercise (using the treasury stock method determined by excluding out-of-the-money options and warrants) of options and warrants. Options and warrants of CohBar with an exercise price equal to, or greater than, $2.00 per share shall not be included in the total number of shares of Parent Common Stock outstanding for purposes of determining Parent Outstanding Shares.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2023
(in thousands, except share and per share amounts)

	CohBar (Historical)	Morphogenesis (Historical)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$6,192	$6,222	$15,000	A	$18,878
			(8,536)	B
Investments	6,119	—	—		6,119
Vendor receivable	42	—	—		42
Prepaid expenses and other current assets	120	539	—		659
Total current assets	12,473	6,761	6,464		25,698
Property and equipment, net	2	200	—		202
Operating right-of-use assets	—	81	—		81
Intangible assets, net	18	—	—		18
Other assets	13	—	—		13
Total assets	$12,506	$7,042	$6,464		$26,012

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$1,376	$1,506	$(2,241)	B	$641
Accrued liabilities	498	—	—		498
Operating lease liabilities, current	—	81	—		81
Accrued payroll and other compensation	1,128	—	—		1,128
Total current liabilities	3,002	1,587	(2,241)		2,348
Total liabilities	3,002	1,587	(2,241)		2,348

Stockholders’ equity (deficit)
Preferred stock	—	8	(8)	C	—
Common stock	3	7	8	A	85
			8	C
			(3)	D
			10	E
			52	F
Additional paid-in capital	112,909	86,692	14,992	A	134,993
			(2,802)	B
			(103,405)	D
			26,659	E
			(52)	F
Accumulated deficit	(103,408)	(81,252)	(3,493)	B	(111,414)
			103,408	D
			(26,669)	E
Total stockholders’ equity	9,504	5,455	8,705		23,664
Total liabilities and stockholders’ equity	$12,506	$7,042	$6,464		$26,012

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2023
(in thousands, except share and per share amounts)

	CohBar Historical	Morphogenesis Historical	Pro Forma Adjustments	Pro Forma Combined
Net Sales	$—	$—	$—	$—
Cost of goods sold	—	—	—	—

Operating expenses:
Research and development	1,200	20,233	—	21,433
General and administrative	5,534	2,294	—	7,828
Loss from operations	(6,734)	(22,527)	—	(29,261)

Other income:
Employee retention tax credit	—	334	—	334
Grant income	—	42	—	42
Interest income	235	57	—	292
Total other income	235	433	—	668
Loss before income taxes	(6,499)	(22,094)	—	(28,593)
Income tax benefit	—	—	—	—
Net loss	$(6,499)	$(22,094)	$—	$(28,593)

Net loss per share:
Net loss per share – basic and diluted	$(2.24)			$(0.34)
Weighted average shares outstanding – basic and diluted	2,906,926			85,300,000	H

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
(in thousands, except share and per share amounts)

	CohBar Historical	Morphogenesis Historical	Pro Forma Adjustments		Pro Forma Combined
Net sales	$—	$—	$—		$—
Cost of goods sold	—	—	—		—

Operating expenses:
Research and development	5,936	7,929	—		13,865
General and administrative	6,453	2,005	3,493	G	11,951
			—
Loss from operations	(12,389)	(9,934)	(3,493)		(25,816)

Other income (expense):
Forgiveness of Paycheck Protection Program loan	—	294	—		294
Interest income	222	57	—		279
Grant income	—	215	—		215
Amortization of debt discount and offering costs	(9)	—	—		(9)
Total other income (expense)	213	566	—		779
Loss before income taxes	(12,176)	(9,368)	(3,493)		(25,037)
Income tax expense	—	—	—		—
Net loss	$(12,176)	$(9,368)	$(3,493)		$(25,037)

Net loss per share – basic and diluted	$(4.20)				$(0.29)
Weighted average shares outstanding – basic and diluted	2,900,202				85,300,000	H

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1.  Description of Transactions

Merger Transaction

On May 22, 2023, CohBar entered into the Merger Agreement with Merger Sub, and Morphogenesis. Pursuant to the terms of the Merger Agreement, a combination of CohBar and Morphogenesis will be effected through the merger of Merger Sub with and into Morphogenesis, with Morphogenesis continuing as a wholly owned subsidiary of CohBar.

At the Effective Time, all shares of Morphogenesis Common Stock outstanding immediately prior to the Effective Time, after giving effect to the conversion of Morphogenesis Preferred Stock and excluding certain excluded and dissenting shares, will be converted into and become exchangeable for approximately 65.3 million shares of CohBar Common Stock in the aggregate, based on an estimated Exchange Ratio of approximately 0.3114 calculated as follows:

(a) Morphogenesis’ estimated ownership post-merger	65,300,000
(b) Morphogenesis’ pre-merger outstanding shares on a fully-diluted basis	209,684,773
Estimated Exchange Ratio: Equal to (a) divided by (b)	0.3114

The Exchange Ratio was calculated by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, which has the effect and purpose of determining the number of shares to be issued to pre-Merger Morphogenesis stockholders (or issuable to pre-Merger Morphogenesis option and warrant holders in respect of such options and warrants) based on the relative valuations and fully-diluted shares of each of CohBar and Morphogenesis as of immediately prior to the closing of the Merger. For purposes of calculating the Exchange Ratio, (i) shares of CohBar Common Stock underlying CohBar stock options and warrants outstanding as of immediately prior to the closing of the Merger with an exercise price per share of less than $2.00 will be deemed to be outstanding and (ii) all shares of Morphogenesis Common Stock underlying outstanding Morphogenesis preferred stock, stock options, and warrants will be deemed to be outstanding.

Based on the relative valuations, there is no material difference between the fair value and cash value of the options and warrants and, as such, they are presented at cash value on the unaudited pro forma condensed combined financial statements.

After taking into account the Initial Financing and the Stock Dividend, immediately after the Merger, on a pro forma basis, pre-Merger Morphogenesis stockholders would own approximately 77% of the combined company, pre-Merger CohBar stockholders would own approximately 15% of the combined company, and the Investor would own approximately 9% of the combined company. The following summarizes the estimated number of shares of common stock of the combined company outstanding immediately following the consummation of the Merger:

	Shares	Approx. %
Morphogenesis existing shareholders	65,300,000	77%
CohBar existing public stockholders	12,500,000	15%
Investor	7,500,000	9%
Pro forma Common Stock	85,300,000	100%

Financing Transaction

Concurrently with the execution and delivery of the Merger Agreement, CohBar entered into the Stock Purchase Agreement with K & V Investment Two, LLC, a Florida limited liability company, or the Investor. Pursuant to the Stock Purchase Agreement, CohBar will issue, subject to adjustments contained in the Stock Purchase Agreement, 7,500,000 shares of CohBar Common Stock for an aggregate purchase price of $15,000,000, or the Initial Financing, immediately prior to the Effective Time, or the Initial Closing. The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement. In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing and subject to the satisfaction or waiver of the conditions set forth in the Stock

Purchase Agreement, an aggregate of 7,500,000 additional shares of CohBar Common Stock, subject to adjustments contained in the Stock Purchase Agreement, for an aggregate purchase price of up to $15,000,000 at the same price per share as sold in connection with the Initial Closing.

Stock Dividend

As contemplated by the Merger Agreement, CohBar will make a dividend to the holders of CohBar Common Stock as of the Record Date equal to approximately 3.3 shares of CohBar Common Stock per each share of CohBar Common Stock issued and outstanding as of the Record Date, or the Stock Dividend. The payment date for the Stock Dividend is anticipated to be immediately prior to the Effective Time (or such other date as necessary on or before the Reverse Stock Split).

Contingent Value Rights Agreement

At or prior to the Effective Time, CohBar will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent (“Rights Agent”), pursuant to which CohBar’s pre-Merger common stockholders and certain warrant holders of record as of the close of business on the business day immediately prior to the date of the closing of the Merger or such other date pursuant to the terms of the Merger Agreement (the “Record Date”) will receive one contingent value right (each, a “CVR”) for each outstanding share of CohBar Common Stock held by such stockholder (or, in the case of the warrants, each share of CohBar Common Stock for which such warrant is exercisable). The payment date for the CVRs will be three business days after the Effective Time, provided, that CohBar will make additional CVR distributions to certain CohBar warrant holders from time to time to the extent such warrant holders become entitled to the CVR in accordance with the terms of such warrants. Each CVR will entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of CohBar’s legacy assets pursuant to any disposition agreement entered into within three years of the closing of the Merger.

Morphogenesis has determined that any in-process research and development assets of CohBar potentially remaining as of the Merger would be de minimis when compared to the cash and cash equivalents obtained through the Merger and Morphogenesis does not intend to start up development efforts for any of CohBar’s legacy mitochondrial assets following the Merger. Based on this, Morphogenesis’ management has concluded that it is not probable that there will be any gross proceeds related to (a) the disposition of any CohBar legacy assets pursuant to the CVR Agreement that may result in payments being made under the CVRs or (b) any Catch-up Dividend.

Note 2.  Basis of Presentation

The Merger is expected to be accounted for as a reverse recapitalization, where the assets and liabilities of CohBar will be recorded at their carrying values, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, CohBar will be treated as the “accounting acquiree” and Morphogenesis as the “accounting acquirer” for financial reporting purposes. The determination of Morphogenesis as the accounting acquirer is primarily based on the evaluation of the following facts and circumstances:

•        The pre-combination equity holders of Morphogenesis will hold the majority of voting rights after the Merger,

•        Morphogenesis will hold a majority of the board seats after the Merger,

•        Executive management of Morphogenesis will comprise the executive management after the Merger, and

•        Operations of Morphogenesis will comprise the ongoing operations after the Merger.

Accordingly, for accounting purposes, the Merger will be treated as the equivalent of Morphogenesis issuing shares for the net assets of CohBar, followed by a recapitalization. The net assets of Morphogenesis will be stated at historical cost. Operations prior to the Merger will be those of Morphogenesis.

The unaudited pro forma condensed combined balance sheet as of June 30, 2023 gives effect to the Merger and related transactions as if they occurred on June 30, 2023. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022 give effect to the Merger and related transactions as if they occurred on January 1, 2022. These periods are presented on the basis that Morphogenesis is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Merger and the related transaction are based on certain currently available information and certain assumptions and methodologies that Morphogenesis management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible that the difference may be material. Morphogenesis management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger and the related transactions based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Merger. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of CohBar and Morphogenesis.

Immediately prior to the Effective Time, Morphogenesis Preferred Stock will convert into Morphogenesis Common Stock that will subsequently be converted into and become exchangeable for shares of CohBar Common Stock at the Effective Time and in accordance with the Exchange Ratio.

To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the Merger. There can be no assurances that these additional analyses will not result in material changes to the estimates.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given that Morphogenesis incurred significant losses during the historical periods presented.

Note 3.  Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the separate historical audited financial statements of Morphogenesis and CohBar for the years ended December 31, 2022 and December 31, 2021 which are included elsewhere in this proxy statement/prospectus.

K & V Investment

Concurrently with the execution and delivery of the Merger Agreement, CohBar entered into a Stock Purchase Agreement with the Investor, whereby the Investor agreed to purchase 7,500,000 shares of CohBar Common Stock for $15,000,000 in cash in the Initial Closing. In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing and subject to the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement, an aggregate of 7,500,000 additional shares of CohBar Common Stock, subject to adjustments contained in the Stock Purchase Agreement, for an aggregate purchase price of up to $15,000,000 at the same price per share as sold in connection with the Initial Closing.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:

Adjustments related to the Initial Financing

A.     Represents cash proceeds of $15.0 million pursuant to the Investor and related Stock Purchase Agreement to which the Investor will purchase 7,500,000 shares of CohBar Common Stock at a purchase price of $2.00 per share.

Transaction Accounting Adjustments

B.      Reflects (i) payment of total estimated unpaid transaction costs (including $2,241,133 recorded in accounts payable as of June 30, 2023) and (ii) payment of retention bonus costs upon consummation of the Merger.

	Morphogenesis	CohBar	Total
Payment of transaction costs	$(2,802,408)	$(4,537,096)	$(7,339,504)
Payment of retention bonus costs	—	(1,196,550)	(1,196,550)
Pro forma adjustment	$(2,802,408)	$(5,733,646)	$(8,536,054)

Approximately $2,802,408 related to transaction costs incurred in consummating the Merger relate to the equity issuance and are reflected as a reduction against proceeds in additional paid-in capital. The remaining amount consists of $3,437,683 ($4,537,096 net $1,099,413 related to historical transaction costs recorded in accounts payable) in transaction expenses and $1,196,550 in payable retention bonus’ at the closing of the Merger that is reflected within accumulated deficit.

C.     Immediately prior to closing of the Merger, the Morphogenesis’s Preferred Stock will convert into Morphogenesis Common Stock that will subsequently be converted into and become exchangeable for shares of CohBar Common Stock, in accordance with the Exchange Ratio, upon closing of the Merger.

D.     To record the elimination of CohBar’s historical equity carrying value.

E.      To record the Stock Dividend. Using the calculated additional shares that will be issued with the Stock Dividend of 9,593,074 shares of CohBar Common Stock, and using the stock price of CohBar as of June 30, 2023 of $2.78, approximately $26,668,746 will be charged as a reduction to accumulated deficit. The remaining amount consists of an increase to CohBar Common Stock par value of $9,593 and increase to additional paid-in capital of $26,659,153.

F.      To record the elimination of the historical Morphogenesis outstanding shares of preferred stock and common stock of 209,684,773 shares, par value of $0.0001, and the conversion of these shares at the Exchange Ratio into 65,300,000 shares of CohBar Common Stock, par value of $0.001.

See below table for summary of common stock equity related adjustments:

	Common Stock			Additional paid-in capital		Accumulated deficit		Total
	Shares	Amount
Issuance of common stock for all outstanding shares of Morphogenesis Common Stock in accordance with the Exchange Ratio immediately prior to the Effective Time	65,300,000	65	F	(65)	F	—		—
Elimination of historical Morphogenesis par value of shares consolidated in accordance with the Exchange Ratio	—	(13)	F	13	F	—		—
Conversion of historical par value of Morphogenesis preferred stock to common stock	—	8	C	—	C	—		8
Issuance of shares of common stock of the continuing company to Cohbar shareholders	2,906,926	—		—		—		—
Stock Dividend of CohBar Common Stock	9,593,074	10	E	26,659	E	(26,669)	E	—
Issuance of common stock in connection with stock purchase agreement	7,500,000	8	A	14,992	A			15,000
Elimination of CohBar’s historical carrying values		(3)	D	(103,405)	D	103,408	D	—
Payment of transaction costs and severance expense	—	—		(2,802)	B	(3,493)	B	(6,295)
Pro Forma	85,300,000	$75		$(64,608)		$73,246		$8,713

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 and the year ended December 31, 2022 are as follows:

G.     Reflects (i) payment of total estimated unpaid transaction costs in the amount of $2,295,963 and (ii) payment of retention bonus costs upon consummation of the Merger in the amount of $1,196,550 as noted in adjustment B, for a total amount of $3,492,513, assumed expensed on January 1, 2022.

H.     The unaudited pro forma combined basic and diluted loss per share have been adjusted to reflect the pro forma net loss for the six months ended June 30, 2023 and the year ended December 31, 2022. In addition, the number of shares used in calculating the unaudited pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the combined company that would be outstanding as of the closing of the Merger. Diluted loss per common share is the same as basic loss per common share for all periods presented because of effects of potentially dilutive items were anti-dilutive given the pro forma combined loss. At the date of the closing of the Merger, there will be 15,039,371 warrants and options outstanding that are excluded from the above computation as these would have been anti-dilutive.

DESCRIPTION OF COHBAR CAPITAL STOCK

The following description of CohBar capital stock and provisions of the CohBar Charter and bylaws are summaries and are qualified by reference to such charter and bylaws and applicable provisions of Delaware corporate law. Copies of these documents are filed as exhibits to the registration statement of which this proxy statement/prospectus forms part.

Unless the context otherwise requires, references to “CohBar,” “we,” “us,” “our,” or “Company” in this section titled “Description of CohBar Capital Stock” generally refer to CohBar in the present.

Authorized Capital Stock

CohBar’s authorized capital stock consists of 12,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Dividend Rights

Subject to any preferences that may be applicable to any then outstanding shares of preferred stock, holders of CohBar Common Stock are entitled to receive dividends of cash, property or shares of CohBar capital stock that CohBar pays or distributes out of funds legally available if the CohBar Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that the board of directors may determine.

Voting Rights

Holders of CohBar Common Stock are entitled to one vote for each share of common stock held by such holder on all matters on which stockholders generally are entitled to vote, provided that holders of common stock are not entitled to vote on amendments to CohBar’s Certificate of Incorporation related solely to the terms of one or more outstanding series of preferred stock if the holders of such series are entitled to vote thereon, unless required by law. The holders of CohBar Common Stock do not have cumulative voting rights in the election of directors. Accordingly, subject to the preferences that may be applicable to any then outstanding shares of preferred stock, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of CohBar’s dissolution or liquidation, whether voluntary or involuntary, holders of CohBar Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of CohBar debts and other liabilities and subject to any preferential or other rights of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of CohBar Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to CohBar Common Stock. The rights, preferences and privileges of the holders of CohBar Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of CohBar preferred stock that CohBar may designate in the future.

Authorized but Unissued Shares

The authorized but unissued shares of CohBar Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq Capital Market, or any other exchange or quotation service on which our stock may be traded. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of CohBar by means of a proxy contest, tender offer, merger or otherwise.

Delaware Anti-Takeover Law, Provisions of our Certificate of Incorporation and Bylaws

Certain provisions of the General Corporation Law of Delaware (the “DGCL”) and of the CohBar Charter and the CohBar Bylaws could have the effect of delaying, deferring or discouraging another party from acquiring control of CohBar. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of CohBar Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of CohBar to first negotiate with its board of directors. These provisions might also have the effect of preventing changes in CohBar’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, CohBar holds that the advantages gained by protecting its ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of CohBar Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Anti-Takeover Law

CohBar is subject to the provisions of Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•        on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•        subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling, or controlled by, the entity or person. The term “owner” is broadly defined to include any person that, individually, with or through that person’s affiliates or associates, among other things, beneficially owns the stock, or has the right to acquire the stock, whether or not the right is immediately exercisable, under any agreement or understanding or upon the exercise of warrants or options or otherwise or has the right to vote the stock under any agreement or understanding, or has an agreement or understanding with the beneficial owner of the stock for the purpose of acquiring, holding, voting or disposing of the stock.

The restrictions in Section 203 do not apply to corporations that have elected, in the manner provided in Section 203, not to be subject to Section 203 of the Delaware General Corporation Law or, with certain exceptions, which do not have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders. Our Certificate of Incorporation and Bylaws do not opt out of Section 203.

Section 203 could delay or prohibit mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

COMPARISON OF RIGHTS OF HOLDERS OF COHBAR CAPITAL STOCK
AND MORPHOGENESIS CAPITAL STOCK

If the Merger is completed, Morphogenesis stockholders will receive shares of CohBar Common Stock, pursuant to the terms of the Merger Agreement. Immediately prior to the closing of the Merger, assuming that Proposals No. 2 and 3 are approved by CohBar stockholders, the CohBar Charter will be amended to increase the number of authorized shares of CohBar Common Stock and effect the reverse stock split, as set forth in the form of certificate of amendment attached as Annex I, to this proxy statement/prospectus. In addition, after the completion of the merger, the CohBar Charter will be amended to change its corporate name to “TuHURA Biosciences, Inc.”

CohBar and Morphogenesis are both incorporated under the laws of the State of Delaware. The rights of CohBar stockholders and Morphogenesis stockholders are generally governed by the DGCL. Upon completion of the Merger, Morphogenesis stockholders will become CohBar stockholders, and their rights will be governed by the DGCL, the Cohabr Bylaws and the CohBar Charter. Effective as of immediately prior to the Effective Time, the certificate of incorporation of Morphogenesis will be amended and restated such that each share of (i) Series A Preferred Stock of Morphogenesis will convert to 1.215 shares of Morphogenesis Common Stock; (ii) Series A-1 Preferred Stock of Morphogenesis will convert to 1.125 shares of Morphogenesis Common Stock; and (iii) Series B Preferred Stock of Morphogenesis will convert to 1.138 shares of Morphogenesis Common Stock.

The material differences between the current rights of Morphogenesis stockholders under the Morphogenesis amended and restated certificate of incorporation and amended and restated bylaws and their rights as CohBar stockholders, after the Merger, under the CohBar Charter and the CohBar Bylaws, both as will be in effect immediately following the completion of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of CohBar or Morphogenesis before the Merger and being a stockholder of the combined company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” beginning on page 320 of this proxy statement/prospectus.

CohBar	Morphogenesis

Organizational Documents

The rights of CohBar stockholders are governed by the CohBar Charter, the CohBar Bylaws and the DGCL.	The rights of Morphogenesis stockholders are governed by Morphogenesis’ certificate of incorporation (the “Morphogenesis Charter”), Morphogenesis’ bylaws (the “Morphogenesis Bylaws”) and the DGCL.

Authorized Capital Stock

CohBar is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that CohBar is authorized to issue is 17,000,000, of which 12,000,000 shares are common stock, par value $0.001 per share, and 5,000,000 shares are preferred stock, par value $0.001 per share. The CohBar Charter and CohBar Bylaws are silent with regard to increasing the number of authorized CohBar preferred stock and CohBar Common Stock. The number of authorized shares of CohBar preferred stock and CohBar Common Stock may from time to time be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of CohBar present or represented at the meeting and voting on such matter.

Morphogenesis is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares that Morphogenesis is authorized to issue is 450,000,000, of which 300,000,000 shares are common stock, par value $0.0001 per share, and 150,000,000 shares are preferred stock, par value $0.0001 per share. The number of authorized shares of Morphogenesis Common Stock may be increased or decreased (but not below the number of shares then outstanding) by (in addition to any vote of the holders of one or more series of Morphogenesis preferred stock that may be required under the Morphogenesis Charter) the affirmative vote of the holders of shares of Morphogenesis capital stock representing a majority of the votes represented by all outstanding shares of Morphogenesis capital stock entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

CohBar	Morphogenesis

Common Stock

CohBar’s authorized common stock consists of 12,000,000 shares of common stock, par value $0.001 per share.	Morphogenesis’ authorized common stock consists of 300,000,000 shares of common stock, par value $0.0001 per share.

Each holder of a share of CohBar Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders, provided that, except as otherwise required by law, the holders of CohBar Common Stock are not entitled to vote on any amendment to the CohBar Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the CohBar Charter or DGCL.

Each holder of a share of Morphogenesis Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders; provided that, except as otherwise required by law, holders of Morphogenesis Common Stock are not entitled to vote on any amendment to the Morphogenesis Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled to vote thereon pursuant to the Morphogenesis Charter or the DGCL.

Preferred Stock

CohBar’s authorized preferred stock consists of 5,000,000 shares of undesignated preferred stock. No shares of CohBar preferred stock are currently outstanding.

As of August 15, 2023, Morphogenesis’ 150,000,000 authorized shares of preferred stock consists of 33,186,941 shares designated as Series A Preferred Stock, all of which are issued and outstanding; 25,000,000 shares designated as Series A-1 Preferred Stock, 22,221,257 of which are issued and outstanding; and 30,303,031 shares designated as Series B Preferred Stock, 25,153,031 of which are issued and outstanding. Each holder of a share of Morphogenesis preferred stock is entitled to the number of votes, as a single class and on an as-converted basis, equal to the number of whole shares of Morphogenesis Common Stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Morphogenesis Common Stock and Morphogenesis preferred stock shall vote together as a single class, in accordance with the Morphogenesis Charter.

Number and Qualification of Directors

Subject to the rights of holders of any class or series of preferred stock to elect persons to the board of directors, the number of CohBar directors is established from time to time by resolution of the CohBar Board. The CohBar Board currently consists of seven members. No decrease in the authorized number of directors constituting the CohBar Board will shorten the term of any incumbent director. Directors of CohBar need not be stockholders of CohBar.

The number of directors of Morphogenesis is established from time to time by the stockholders or the board of directors. The Morphogenesis Board currently consists of seven members. Directors need not be stockholders of the corporation.

CohBar	Morphogenesis

Structure of Board of Directors; Term of Directors; Election of Directors

Other than any directors elected by the separate vote of the holders of any series of CohBar preferred stock, CohBar directors shall be elected at the annual meeting of the stockholders, provided that, the term of each director shall continue until a successor is elected and qualified, or until such director’s earlier death, resignation or removal. Election of directors need not be by written ballot.

Other than any directors elected subject to the rights of holders of any series of preferred stock to elect directors, the Morphogenesis directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

The holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, exclusively and voting together as a single class based on the number of outstanding shares of each such class or series, shall be entitled to elect one (1) director of Morphogenesis Delaware, until the first date on which there are issued and outstanding less than twenty percent (20%) of the total number of shares of Series A Preferred Stock and Series A-1 Preferred Stock originally issued by Morphogenesis Delaware (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock and Series A-1 Preferred Stock). If the holders of Series A Preferred Stock fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, then any directorship not so filled shall remain vacant until such time as the holders of the preferred stock or common stock, as the case may be, elect a person to fill such directorship.

The holders of record of the shares of Morphogenesis Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series B Preferred Stock), voting together as a single class on an as-converted basis, shall be entitled to elect the remaining members to the Morphogenesis Board.

Removal of Directors

Subject to the rights of the holders of CohBar preferred stock to elect directors, or except as otherwise provided by the DGCL, members of the board of directors may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of the total voting power of the issued and outstanding shares of CohBar’s capital stock, voting together as a single class.

Except as otherwise provided by the DGCL, any director or the entire board of directors, may be removed, with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors.

The Morphogenesis Charter provides the one director elected by the Series A Preferred Stock and Series A-1 Preferred Stock may be removed without cause by, and only by, the affirmative vote of the holders of the Series A Preferred Stock and Series A-1 Preferred Stock exclusively and voting together as a single class.

CohBar	Morphogenesis

Vacancies on the Board of Directors

Subject to the rights of holders of any class or series of Preferred Stock to elect persons to the board of directors, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A person elected to fill a vacancy on the board of directors shall be elected for the unexpired term of such person’s predecessor in office, and a person appointed to fill a position resulting from an increase in the size of the board of directors shall hold office until next annual meeting of stockholders and until the election and qualification of such person’s successor and be subject to such person’s earlier death, resignation or removal.

Any director may resign at any time upon written notice to the attention of the secretary of Morphogenesis. Subject to the rights of holders of the Series A Preferred Stock and Series A-1 Preferred Stock to elect directors, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holder of such class or series or by any remaining director or directors elected by the holders of such class or series.

If the holders of shares of the Series A Preferred Stock and Series A-1 Preferred Stock fail to elect a director to fill the directorship for which they are entitled to elect a director, voting together as a single class, then the directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock and Series A-1 Preferred Stock voting together and as a single class based on the number of outstanding shares of each such class or series (and not on an as-converted to common stock basis), elect a person to fill such directorship by vote or written consent in lieu of a meeting; and such directorship may not be filled by stockholders of Morphogenesis other than by the holders of the Series A Preferred Stock and Series A-1 Preferred Stock, voting together and as a single class (and not on an as-converted to common stock basis).

Stockholder Action by Written Consent

No action may be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with the CohBar Bylaws, and no action may be taken by the stockholders by written consent in lieu of a meeting.

Morphogenesis stockholders may take action without a meeting, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and voted.

Quorum

The holders of not less than one-third (1/3) of the total voting power of shares of the capital stock of CohBar issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the board of directors in its sole discretion or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the CohBar Charter, the holders of not less than one-third (1/3) of the total voting power of the shares of such class or classes or series of the capital stock of CohBar issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the board of directors in its sole discretion or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of a sufficient number of votes to leave less than a quorum remaining at the meeting.

The holders of a majority of the shares of stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of stockholders, then either (a) the chairperson of the meeting or (b) holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

After a quorum has been established at a stockholder’s meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stockholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

CohBar	Morphogenesis

Special Meetings of Stockholders

Special meetings of stockholders may be called at any time only by the board of directors, chairperson of the board, or the chief executive officer or, in the absence of the chief executive officer, the president of CohBar, and shall be called by CohBar’s secretary upon the written request, validly given in the manner provided by the CohBar Bylaws, of one or more stockholders holding shares of record of CohBar’s capital stock representing in the aggregate at least twenty-five percent (25%) of the then outstanding shares of CohBar’s capital stock entitled to vote on the matter(s) proposed to be voted on at such meeting. The board of directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

A special meeting of stockholders may be called at any time by the board of directors, the chairperson of the board of directors, the chief executive officer, the president or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

Notice of Stockholder Meetings

Except as otherwise provided by law, written notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notices of all meetings shall state the place, date and time of the meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. Without limiting the manner in which notice may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of CohBar. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.

All notices of meetings of stockholders shall be in writing and shall be sent or otherwise given in accordance with the Morphogenesis Bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called. Without limiting how notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the DGCL.

CohBar	Morphogenesis

Advance Notice Requirements for Stockholder Proposals

For nominations or other business to be properly brought before an annual meeting of stockholders, the stockholder must have given timely notice thereof in writing to the secretary of CohBar and any such proposed business (other than the nomination of persons for election the board of directors) must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to, or mailed and received by, the secretary of CohBar at the principal executive offices of CohBar not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to such anniversary date or delayed more than seventy (70) days following such anniversary date, such notice must be received by CohBar no earlier than one hundred twenty (120) days prior to such annual meeting and no later than the later of seventy (70) days prior to the date of the meeting or the tenth (10th) day following the day on which public announcement of the date of the meeting was first made by CohBar.

A stockholder’s notice to the secretary of CohBar shall set forth (A) as to each person whom the stockholder proposes to nominate for election or reelection to the board of directors, all information relating to such person that that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, including such person’s written consent to be named in the proxy statement as a nominee and to serving on the board of directors if elected and (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting in accordance with the CohBar Bylaws.

Neither the Morphogenesis Charter nor the Morphogenesis Bylaws contain advance notice requirements for stockholder proposals.

Amendment of Certificate of Incorporation

The affirmative vote of the majority of the outstanding shares of capital stock entitled to vote, voting as a single class, is required to amend certain provisions of the CohBar Charter.

Notwithstanding any other provisions of the CohBar Charter or the CohBar Bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend the CohBar Charter pursuant to Section 242 of the DGCL.

Except as required by law, holders of Morphogenesis Common Stock, as such, shall not be entitled to vote on any amendment to the Morphogenesis Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Morphogenesis Charter or the DGCL.

Notwithstanding the foregoing, a majority of all three classes of Morphogenesis preferred stock are required to amend the Morphogenesis Charter.

CohBar	Morphogenesis

Amendment of Bylaws

The CohBar Bylaws may be altered, amended or repealed or new bylaws may be adopted by the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present or by the stockholders, of at least a majority of the total voting power of the issued and outstanding shares of CohBar’s capital stock, voting together as a single class.

The Morphogenesis Bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that Morphogenesis may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The Morphogenesis Charter expressly authorizes Morphogenesis Board to make, repeal, alter, amend and rescind any or all of the bylaws, in furtherance and not in limitation of the powers conferred by the DGCL.

Notwithstanding the foregoing, a majority of all three classes of Morphogenesis preferred stock are required to amend the Morphogenesis Bylaws.

Limitation on Director Liability

Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of CohBar shall be personally liable to CohBar or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of the respective provisions in the CohBar Charter shall apply to or have any effect on the liability or alleged liability of any director of CohBar for or with respect to any acts or omissions of such director occurring prior to such amendment. If the DGCL is amended to permit further elimination or limitation of personal liability of directors, the liability of a director of CohBar shall be eliminated or limited to the fullest extent permitted by the DGCL.

To the fullest extent permitted by law, a director or officer of Morphogenesis shall not be personally liable to Morphogenesis or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of the respective provisions of the Morphogenesis Charter to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of Morphogenesis shall be eliminated or limited to the fullest extent permitted by such law as so amended.

Any repeal or modification the respective provisions in the Morphogenesis Charter by the stockholders of Morphogenesis shall not adversely affect any right or protection of a director or officer of Morphogenesis existing at the time of, or increase the liability of any director or officer of Morphogenesis with respect to any acts or omissions of such director or office occurring prior to, such repeal or modification.

CohBar	Morphogenesis

Indemnification

CohBar shall, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended or supplemented, indemnify past and present directors, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, and shall inure to the benefit of the heirs, executors, and administrators of such person.

Morphogenesis shall, to the fullest extent permitted or required by the DGCL, including any amendments thereto (but in the case of any such amendment, only to the extent such amendment permits or requires Morphogenesis to provide broader indemnification rights than to such amendment), indemnify all of Morphogenesis’ officers and directors, all of the officers and directors of all of Morphogenesis’ domestic subsidiaries, and all persons rendering services to Morphogenesis’ foreign subsidiaries in capacities as officers and directors or in equivalent, identical, or similar capacities, against any and all liabilities and advance any and all reasonable expenses incurred thereby in any proceeding to which any such director or officer is a party or in which such director or officer is deposed or called to testify as a witness because he or she is or was a director or officer of Morphogenesis or any of Morphogenesis’ domestic or foreign subsidiaries. The rights to indemnification granted hereunder shall not be deemed exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a director or officer may be entitled under any written agreement, board of director’s resolution, vote of stockholders, the DGCL, or otherwise.

Conversion Rights

The CohBar Charter and the CohBar Bylaws are silent with regard to preferred stock conversion rights.

The Morphogenesis Charter provides that holders of Morphogenesis preferred stock have the right to convert such shares into shares of Morphogenesis Common Stock at any time at a conversion rate in accordance with the terms of the Morphogenesis Charter.

In addition, upon (i) the closing of the sale of shares of Morphogenesis Common Stock in a to the public at a price of at least $1.56 per share (subject to appropriate adjustment for any stock dividend, stock split, combination or other similar recapitalization with respect to the common stock) in a public offering pursuant to an effective registration statement under the Securities act of 1933, as amended, resulting in at least $18 million of proceeds, net of the underwriting discount and commissions; or (ii) the date and time, or the occurrence of an event, specified by date or written consent of at least a majority of the outstanding Morphogenesis preferred stock then outstanding, voting as a single class and not on an as-converted to common stock basis, all outstanding shares of preferred stock will be converted into shares of Morphogenesis Common Stock in accordance with the terms of the Morphogenesis Charter.

CohBar	Morphogenesis

Preemptive Rights

CohBar stockholders do not have preemptive rights. Thus, if additional shares of CohBar Common Stock are issued, the current holders of CohBar Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of CohBar Common Stock to the extent that they do not participate in the additional issuance.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of Morphogenesis or the other events as described in the Morphogenesis Charter, the holders of shares of Series A Preferred Stock, the Series A-1 Preferred Stock and the Series B Preferred Stock then outstanding shall be entitled to be paid out of the assets of Morphogenesis available for distribution to its stockholders before any payment shall be made to the holders of Morphogenesis Common Stock by reason of their ownership thereof, in an amount in accordance with the Morphogenesis Charter.

Without first obtaining the consent of the holders of at least a majority of the combined number of then outstanding shares of Series A Preferred Stock, Series A-1 Preferred Stock and Series B Preferred Stock, voting separately as a single class, Morphogenesis shall not purchase or redeem or pay or declare any dividend or make any distribution on, shares of capital stock of Morphogenesis, other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series B Preferred Stock as expressly authorized by the Morphogenesis Charter, (ii) dividends or other distributions on shares of Morphogenesis Common Stock payable solely in shares of Morphogenesis Common Stock, and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for Morphogenesis at the lower of the original purchase price or the then-current fair market value.

Distributions to Stockholders

Dividends upon CohBar capital stock, subject to the provisions of the CohBar Charter and applicable law, if any, may be declared by the CohBar Board pursuant to law at any regular or special meeting. Dividends may be declared and paid on CohBar Common Stock from fund lawfully available therefor and subject to other rights of any then-outstanding shares of such common stock, subject to the provisions of the CohBar Charter and applicable law.

Declaration of dividends upon Morphogenesis capital stock are subject to applicable law, including the DGCL. The holders of Morphogenesis’ preferred stock are entitled to receive dividends, if any, at a set rate out of any assets legally available therefore prior and in preference to any dividend on Morphogenesis Common Stock.

The Morphogenesis preferred stock accrues dividends whether or not declared, are cumulative, and are payable only if declared by the board of directors. The Series A Preferred Stock and Series A-1 Preferred Stock accrue dividends at a rate of $0.0208 and $0.0264, per annum respectively. Accrued, but unpaid Series A Preferred Stock and Series A-1 Preferred Stock dividends totaled approximately $4,292,000 as of December 31, 2022. The Series B Preferred Stock accrues dividends at a rate of $0.066 for the first two years. After the second anniversary, Series B Preferred Stock accrues dividends at a rate of $0.0264 per annum. Accrued but unpaid Series B Preferred Stock dividends totaled approximately $1,079,000 as of December 31, 2022.

CohBar	Morphogenesis

Exclusive Forum

The CohBar Charter provides that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of CohBar; (ii) any action asserting a claim of breach of fiduciary duty owed by a director, officer or other employee of CohBar to CohBar or to CohBar’s stockholders; (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the CohBar Charter or The CohBar Bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of CohBar shall be deemed to have notice of and have consented to the appropriate provisions of the CohBar Charter.

The Morphogenesis Charter and the Morphogenesis Bylaws are silent with regard to naming an exclusive forum for actions by, on behalf of, or brought against Morphogenesis.

Registration Rights

Neither the CohBar Charter nor the CohBar Bylaws contain stockholder registration or demand rights.	Neither the Morphogenesis Charter nor the Morphogenesis Bylaws contain stockholder registration or demand rights.

Stock Transfer Restrictions Applicable to Stockholders

Shares of CohBar are transferable in the manner prescribed by the DGCL.	Shares of Morphogenesis are transferable in the manner prescribed by the DGCL

Stockholder Rights Plan

CohBar does not have a stockholder rights plan.	Morphogenesis does not have a stockholder rights plan.

PRINCIPAL STOCKHOLDERS OF COHBAR

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed Reverse Stock Split described in Proposal No. 3 of this proxy statement/prospectus.

The following table sets forth certain information with respect to holdings of CohBar Common Stock by (i) stockholders who beneficially owned more than 5% of the outstanding shares of CohBar Common Stock, and (ii) each of our directors (which includes all nominees), each of our named executive officers and all directors and executive officers as a group. The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power.

Applicable percentage ownership is based on shares of CohBar Common Stock outstanding as of August 15, 2023. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options, or other rights held by such person that are currently exercisable or will become exercisable within 60 days of August 15, 2023, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.

We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Albion Fitzgerald(2)	87,165	2.98%
David Greenwood(3)	19,238	*
Jeffrey F. Biunno(4)	27,073	*
Joseph Sarret(5)	79,063	2.65%
Kenneth C. Cundy(6)	—	*
Joanne Yun(7)	3,472	*
Misha Petkevich(8)	29,268	1.00%
Stephanie Tozzo(9)	1,945	*
Carol Nast(10)	3,334	*
Directors and executive officers as a group (9 people)	250,557	8.16%

5% or Greater Shareholders
Pinchas Cohen	182,074	6.26%
Nir Barzilai	170,061	5.85%

____________

(1)      The address of each individual listed is c/o CohBar, Inc., 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025.

(2)      Shares beneficially owned includes (i) 205 shares of common stock subject to currently exercisable warrants, (ii) 22,363 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023, (iii) 16,667 shares held by Mr. Fitzgerald’s spouse, and (iv) 16,667 shares held in a trust account over which Mr. Fitzgerald’s spouse has sole voting and dispositive authority.

(3)      Shares beneficially owned includes (i) 16,737 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023 and (ii) 1,167 shares of common stock subject to currently exercisable warrants.

(4)      Shares beneficially owned includes (i) 24,630 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023, (ii) 363 shares of common stock subject to currently exercisable warrants, and (iii) 167 shares of common stock held in an account of Mr. Biunno’s daughter. Mr. Biunno’s daughter has shared voting and investment power over the shares of common stock held in her account.

(5)      Shares beneficially owned includes 74,028 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023.

(6)      Dr. Cundy is our former Chief Scientific Officer and does not beneficially own any shares of common stock.

(7)      Shares beneficially owned includes 3,472 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023.

(8)      Shares beneficially owned includes (i) 10,556 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023, (ii) 5,123 shares of common stock subject to currently exercisable warrants and (iii) 13,587 shares held by V2M Life Sciences L.P. (“V2M”), of which Mr. Petkevich is a General Partner. Mr. Petkevich has sole voting and dispositive power over the shares held by V2M, and disclaims beneficial ownership over such securities except to the extent of his pecuniary interest therein.

(9)      Shares beneficially owned includes 1,945 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023.

(10)    Shares beneficially owned includes 3,334 shares of common stock subject to stock options exercisable within 60 days of August 15, 2023.

*        less than 1.0%

PRINCIPAL STOCKHOLDERS OF MORPHOGENESIS

The following table sets forth certain information known to Morphogenesis regarding beneficial ownership of Morphogenesis capital stock on a converted basis as of August 15, 2023 (the “Beneficial Ownership Date”), for:

•        each person or group of affiliated persons, who is known by Morphogenesis to be the beneficial owner of more than 5% of Morphogenesis capital stock;

•        each of Morphogenesis’ directors;

•        each of Morphogenesis’ named executive officers; and

•        all of Morphogenesis’ directors and executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to Morphogenesis’ securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of the Beneficial Ownership Date. Shares of Morphogenesis Common Stock that an individual has the right to acquire within 60 days of the Beneficial Ownership Date are deemed to be outstanding and beneficially owned by the individual for the purpose of computing the percentage ownership of that individual, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. To Morphogenesis’ knowledge and subject to applicable community property rules, and except as otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

Effective as of immediately prior to the Effective Time, the certificate of incorporation of Morphogenesis will be amended and restated such that each share of (i) Series A Preferred Stock of Morphogenesis will convert to 1.215 shares of Morphogenesis Common Stock; (ii) Series A-1 Preferred Stock of Morphogenesis will convert to 1.125 shares of Morphogenesis Common Stock; and (iii) Series B Preferred Stock of Morphogenesis will convert to 1.138 shares of Morphogenesis Common Stock (the “Morphogenesis Charter Amendment”).

The Merger Agreement provides that, as a condition to CohBar’s obligation to complete the Merger, Morphogenesis will, immediately prior to the Effective Time, have outstanding warrants to purchase no more than 30,000,000 shares of Morphogenesis Common Stock (the “Outstanding Warrant Condition”). Upon the execution of the Merger Agreement, Morphogenesis had warrants outstanding to purchase an aggregate of 45,186,000 shares of Morphogenesis Common Stock. In order to comply with the Outstanding Warrant Condition, Morphogenesis has offered the holders of its outstanding common stock warrants the right to exercise such warrants on a cashless basis for shares of Morphogenesis Common Stock at a ratio of 0.43 shares of common stock for each outstanding warrant (rounded up to the next whole share in the case of fractional shares), which exercise will occur immediately prior to the Effective Time (the “Warrant Exercise Offer”). In order to comply with the Outstanding Warrant Condition, the Warrant Exercise Offer will need to be accepted by the holders of warrants to purchase at least 15,199,306 shares, which would result in the issuance immediately prior to the Effective Time of an aggregate of approximately 6,535,702 shares of Morphogenesis Common Stock (the “Morphogenesis Minimum Warrant Exercise Requirement”). Morphogenesis has agreed that warrants held by 8 holders representing the right to purchase an aggregate of 23,107,200 shares of Morphogenesis Common Stock will not participate in the Warrant Exercise Offer, and accordingly, the Warrant Exercise Offer will need to be accepted by the holders of at least 68% of the remaining 22,092,106 outstanding warrants in order to meet the Morphogenesis Minimum Warrant Exercise Requirement.

The percentage of beneficial ownership shown prior to the Merger in the table below is based on 171,520,647 shares of Morphogenesis Common Stock deemed to be outstanding as of the Beneficial Ownership Date, (i) assuming the conversion of all outstanding shares of Morphogenesis preferred stock into shares of Morphogenesis Common Stock pursuant to the Morphogenesis Charter Amendment, and (ii) assuming that all warrant holders who are subject to the Warrant Exercise Offer will exercise their warrants in accordance with the Warrant Exercise Offer.

Unless otherwise indicated in the footnotes below, the address of each beneficial owner listed in the table below is 10500 University Center Drive, Suite 110, Tampa, Florida 33612.

Named Executive Officers and Directors	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
James Bianco, M.D.[1]	17,586,622	10.14%
Dan Dearborn[2]	572,550	0.33%
Kiran C. Patel, M.D.[3]	38,674,327	22.33%
George Ng4	275,757	0.16%
Michael Lawman, Ph.D.[5]	12,762,018	7.39%
Patricia Lawman, M.D.[6]	12,852,439	7.44%
Alan List, M.D.[7]	75,757	0.04%
James Manuso, Ph.D., MBA[8]	75,757	0.04%
Directors and Executive Officers as a Group	82,875,227	46.38%

____________

1        Consists of: (i) 15,586,622 shares of Morphogenesis Common Stock held directly by Dr. Bianco, and (ii) 2,000,000 options to purchase Morphogenesis Common Stock held directly by Dr. Bianco exercisable within 60 days after the Beneficial Ownership Date.

2        Consists of 572,550 options to purchase Morphogenesis Common Stock held directly by Mr. Dearborn exercisable within 60 days after the Beneficial Ownership Date.

3        Consists of: (i) 2,570,193 shares of Morphogenesis Common Stock issuable upon the conversion of Series A Preferred Stock held directly by Dr. Patel, (ii) 227,404 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held directly by Dr. Patel and that are expected to be exercised pursuant to the Warrant Exercise Offer, (iii) 1,655,757 options to purchase Morphogenesis Common Stock held directly by Dr. Patel exercisable within 60 days’ after the Beneficial Ownership Date (iv) 12,150,000 shares of Morphogenesis Common Stock issuable upon the conversion of Morphogenesis Series A Preferred Stock held by KP Biotech Group, LLC, a Florida limited liability company (“KP Biotech”), (v) 1,075,000 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by KP Biotech and that are expected to be exercised pursuant to the Warrant Exercise Offer, (vi) 12,150,000 shares of Morphogenesis Common Stock issuable upon the conversion of Morphogenesis Series A Preferred Stock held by CA Patel F&F Investments, LLC, a Florida limited liability company (“CA Patel”), (vii) 1,075,000 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by CA Patel and that are expected to be exercised pursuant to the Warrant Exercise Offer, (viii) 6,584,507 shares of Morphogenesis Common Stock issuable upon the conversion of Series A-1 Preferred Stock held by Morphogenesis Bridge Note LLC, a Florida limited liability company (“Morpho Bridge Note”), (ix) 1,186,466 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by Morpho Bridge Note and that are expected to be exercised pursuant to the Warrant Exercise Offer. Dr. Patel is the manager of each of KP Biotech, CA Patel, and Morpho Bridge Note and may therefore be deemed to have voting ad dispositive power over the shares held by such entities. Dr. Patel disclaims beneficial ownership of the shares held by KP Biotech, CA Patel, and Morpho Bridge Note except to the extent of his pecuniary interest therein.

4        Consists of 75,757 options to purchase Morphogenesis Common Stock held directly by Mr. Ng exercisable within 60 days after the Beneficial Ownership Date.

5        Consists of: (i) 11,542,952 shares of Morphogenesis Common Stock held directly by Dr. Lawman and (ii) 1,219,066 options to purchase Morphogenesis Common Stock held directly by Dr. Lawman.

6        Consists of: (i) 11,542,952 shares of Morphogenesis Common Stock held directly by Dr. Lawman and (ii) 1,309,487 options to purchase Morphogenesis Common Stock held directly by Dr. Lawman.

7        Consists of 75,757 options to purchase Morphogenesis Common Stock held directly by Dr. List exercisable within 60 days after the Beneficial Ownership Date.

8        Consists of 75,757 options to purchase Morphogenesis Common Stock held directly by Dr. Manuso exercisable within 60 days after the Beneficial Ownership Date.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
KP Biotech Group, LLC[9]	13,225,000	7.71%
CA Patel F&F Investments, LLC[10]	13,225,000	7.71%
Vijay Patel[11]	42,909,092	22.76%

_________

9      Consists of: (i) 12,150,000 shares of Morphogenesis Common Stock issuable upon the conversion of Morphogenesis Series A Preferred Stock held by KP Biotech and (ii) 1,075,000 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by KP Biotech and that are expected to be exercised pursuant to the Warrant Exercise Offer.

10      Consists of: (i) 12,150,000 shares of Morphogenesis Common Stock issuable upon the conversion of Morphogenesis Series A Preferred Stock held by CA Patel and (ii) 1,075,000 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by CA Patel and that are expected to be exercised pursuant to the Warrant Exercise Offer.

11      Consists of: (i) 25,863,637 shares of Morphogenesis Common Stock issuable upon the conversion of Series A Preferred Stock held by K&V Investment One, LLC (“K&V Investment One”), and (ii) 17,045,455 shares of Morphogenesis Common Stock issuable pursuant to currently exercisable warrants that are held by K&V Investment One. Mr. Patel is the manager of K&V Investment One and may therefore be deemed to have voting and dispositive power over the shares held by such entities. Mr. Patel disclaims beneficial ownership of the shares held by K&V Investment One except to the extent of his pecuniary interest therein.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in Proposal No. 2 of this proxy statement/prospectus.

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the Merger and after giving effect to the Initial Financing, assuming the consummation of the Merger occurred on August 15, 2023 for: each stockholder expected by CohBar and Morphogenesis to become the beneficial owner of more than 5% of the combined company’s outstanding common stock, each person expected to be a named executive officer of the combined company, each person expected to be a director of the combined company, and all of the combined company’s expected directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of the Beneficial Ownership Date upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, CohBar and Morphogenesis believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

The table lists applicable percentage ownership based on 73,167,059 shares of combined company common stock expected to be outstanding upon consummation of the Merger, (i) prior to giving effect to the anticipated CohBar reverse stock split, (ii) after giving effect to the Initial Financing, and (iii) assuming that all Morphogenesis warrant holders who are subject to the Warrant Exercise Offer will exercise their warrants in accordance with the Warrant Exercise Offer. The number of shares beneficially owned includes shares of common stock that each person has the right to acquire within 60 days, including upon the exercise of stock options. These stock options shall be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined company’s common stock expected to be owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of outstanding shares of the combined organization’s common stock expected to be owned by any other person.

Immediately after the Merger and the Initial Financing, CohBar securityholders as of immediately prior to the Merger are expected to own approximately 15% of the outstanding shares of capital stock of the combined company on a fully diluted basis, former Morphogenesis securityholders, excluding shares of common stock purchased in the Initial Financing, are expected to own approximately 77% of the outstanding shares of capital stock of the combined company on a fully diluted basis, and shares of common stock issued in the Initial Financing are expected to represent approximately 9% of the outstanding shares of capital stock of the combined company on a fully diluted basis, subject to certain assumptions. The table below assumes that, based on CohBar’s and Morphogenesis’ capitalization as of August 15, 2023, the date the Merger Agreement was executed, the Exchange Ratio is estimated to be equal to approximately 0.3114 shares of CohBar Common Stock per share of Morphogenesis Common Stock, prior to giving effect to the anticipated CohBar reverse stock split. The estimated Exchange Ratio was derived on a fully-diluted basis as of May 22, 2023, using a stipulated value of Morphogenesis of approximately $130.6 million and of CohBar of approximately $25.0 million.

Named Executive Officers and Directors	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
James Bianco, M.D.[1]	5,476,474	7.42%
Dan Dearborn[2]	178,292	*
George Ng3	85,871	*
Alan List, M.D.[4]	23,591	*
James Manuso[5]	23,591	*
Misha Petkevich	29,268	*
Joanne Yun, Ph.D.	3,472	*
Directors and Executive Officers as a Group	5,820,559	7.85%

____________

*        less than 1.0%

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Outstanding Beneficially Owned
Vijay Patel[6]	20,861,891	26.58%
Kiran C. Patel, M.D.[7]	12,043,186	16.34%

__________

1      Consists of: (i) 4,853,674 shares of combined company common stock held directly by Dr. Bianco, and (ii) 622,800 options to purchase combined company common stock held directly by Dr. Bianco exercisable within 60 days’ after the Beneficial Ownership Date.

2      Consists of 178,292 options to purchase combined company common stock held directly by Mr. Dearborn exercisable within 60 days after the Beneficial Ownership Date.

3      Consists of 85,871 options to purchase combined company common stock held directly by Mr. Ng exercisable within 60 days after the Beneficial Ownership Date.

4      Consists of 23,591 options to purchase combined company common stock held directly by Dr. List exercisable within 60 days after the Beneficial Ownership Date.

5      Consists of 23,591 options to purchase combined company common stock held directly by Dr. Manuso exercisable within 60 days after the Beneficial Ownership Date.

6      Consists of (i) 13,361,891 shares of combined company common stock held by K&V Investment One, and (ii) 7,500,000 shares of combined company common stock to be purchased by the Investor in the Initial Financing. Mr. Patel is the manager of K&V Investment One and the Investor and may therefore be deemed to have voting and dispositive power over the shares held by such entities. Mr. Patel disclaims beneficial ownership of the shares held by K&V Investment One and the Investor except to the extent of his pecuniary interest therein.

7      Consists of (i) 871,172 shares of combined company common stock held directly by Dr. Patel, (ii) 515,603 options to purchase combined company common stock held directly by Dr. Patel exercisable within 60 days after the Beneficial Ownership Date (iii) 4,118,265 shares of combined company common stock held by KP Biotech, (iv) 4,118,265 shares of combined company common stock held by CA Patel, and (v) 2,419,881 shares of combined company common stock held by Morpho Bridge Note. Dr. Patel is the manager of each of KP Biotech, CA Patel, and Morpho Bridge Note and may therefore be deemed to have voting ad dispositive power over the shares held by such entities. Dr. Patel disclaims beneficial ownership of the shares held by KP Biotech, CA Patel, and Morpho Bridge Note except to the extent of his pecuniary interest therein.

LEGAL MATTERS

Gibson Dunn & Crutcher LLP will pass upon the validity of CohBar Common Stock offered by this proxy statement/prospectus and certain other tax matters related to this proxy statement/prospectus. Foley & Lardner LLP will pass upon certain U.S. federal income tax consequences related to this proxy statement/prospectus.

EXPERTS

The financial statements of CohBar, Inc. as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, included in this proxy statement/prospectus, have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Morphogenesis, Inc. as of December 31, 2022 and 2021, and for each of the years in the two-year period ended December 31, 2022, included in this proxy statement/prospectus, have been audited by Cherry Bekaert LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

CohBar is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains CohBar’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

CohBar also makes available free of charge on or through its website at www.cohbar.com, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after CohBar electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and CohBar are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

CohBar has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of CohBar Common Stock to be issued to Morphogenesis stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about CohBar and CohBar Common Stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

CohBar has supplied all information contained in this proxy statement/prospectus relating to CohBar and Morphogenesis has supplied all information contained in this proxy statement/prospectus relating to Morphogenesis.

If you would like to request documents from CohBar or Morphogenesis, please send a request in writing or by telephone to either CohBar or Morphogenesis at the following addresses:

CohBar, Inc. 1455 Adams Drive, Suite 1308 Menlo Park, CA 94025 Telephone: (650) 446-7888 Email: investors@cohbar.com	Morphogenesis, Inc. 10500 University Drive Suite 100 Tampa, FL 33612 Tel: (813) 875-6600 Email: admin@morphogenesis-inc.com

If you are a CohBar stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact CohBar’s proxy solicitor, Morrow Sodali LLC, at the following address and telephone number:

Call Toll Free: 1- (800) 662-5200
Email: cwbr.info@investor.morrowsodali.com

STOCKHOLDER PROPOSALS

A stockholder who would like to have a proposal considered for inclusion in CohBar’s 2024 proxy statement must submit the proposal in accordance with the procedures outlined in Rule 14a-8 of the Exchange Act so that it is received by CohBar no later than May 15, 2024. However, if the date of the 2024 annual meeting of stockholders is changed by more than 30 days from the date of the previous year’s meeting, then the deadline is a reasonable time before CohBar begins to print and send its proxy statement for the 2024 Annual Meeting of Stockholders. SEC rules set standards for eligibility and specify the types of stockholder proposals that may be excluded from a proxy statement. Stockholder proposals should be addressed to 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025, Attention: Corporate Secretary and investors@cohbar.com.

If a stockholder wishes to propose a nomination of persons for election to the CohBar Board or present a proposal at an annual meeting but does not wish to have the proposal considered for inclusion in CohBar’s proxy statement and proxy card, the CohBar Bylaws establish an advance notice procedure for such nominations and proposals. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the CohBar Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely notice in proper form to CohBar’s corporate secretary of the stockholder’s intention to bring such business before the meeting.

The required notice must be in writing and received by CohBar’s corporate secretary at its principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received no earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. For stockholder proposals to be brought before the 2024 annual meeting of stockholders, the required notice must be received by CohBar’s corporate secretary at its principal executive offices no earlier than June 6, 2023 and no later than July 6, 2024. Stockholder proposals and the required notice should be addressed to 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025, Attention: Corporate Secretary and investors@cohbar.com.

In addition, to comply with the SEC’s new universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than CohBar’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 days prior to the one year anniversary of CohBar’s annual meeting. The proxy to be solicited on behalf of the CohBar Board for its 2024 annual meeting of stockholders may confer discretionary authority to vote on any such proposal considered to have been received on a non-timely basis that nonetheless properly comes before CohBar’s 2024 annual meeting of stockholders. Stockholders are also advised to review the CohBar Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

Communication with the Directors of CohBar

Any interested party with concerns about CohBar may report such concerns to its board of directors or the chair of its board of directors and nominating and corporate governance committee, by submitting a written communication to the attention of such director at the following address:

c/o CohBar, Inc.

Attn: Director

1455 Adams Drive,

Suite 1308
Menlo Park, CA 94025

You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier, or other interested party.

A copy of any such written communication may also be forwarded to CohBar’s legal counsel and a copy of such communication may be retained for a reasonable period of time. The director may discuss the matter with CohBar’s legal counsel, with independent advisors, with non-management directors, or with CohBar’s management, or may take other action or no action as the director determines in good faith, using reasonable judgment, and applying his or her own discretion.

Communications may be forwarded to other directors if they relate to important substantive matters and include suggestions or comments that may be important for other directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances, and matters as to which CohBar tends to receive repetitive or duplicative communications.

CohBar’s audit committee oversees the procedures for the receipt, retention, and treatment of complaints received by CohBar regarding accounting, internal accounting controls, or audit matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting, internal accounting controls or auditing matters, or potential violations of the federal securities laws, including any rules and regulations thereunder, or the U.S. Foreign Corrupt Practices Act.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other special meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other special meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies.

In connection with the CohBar Special Meeting, a number of brokers with account holders who are CohBar stockholders will be “householding” CohBar’s proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once the stockholder has received notice from his or her broker that the broker will be “householding” communications to the stockholder’s address, “householding” will continue until the stockholder are notified otherwise or until the stockholder revokes his or her consent. If, at any time, the stockholder no longer wishes to participate in “householding” and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify the broker or CohBar. Direct the written request to CohBar, Inc., Attn: Corporate Secretary, 1455 Adams Drive, Suite 1308, Menlo Park, CA 94025. Stockholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request “householding” of their communications should contact their brokers.

INDEX TO FINANCIAL STATEMENTS

COHBAR, INC.

MORPHOGENESIS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CohBar, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CohBar, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, Statements of Changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2014.

New York, NY

March 9, 2023

CohBar, Inc.

Balance Sheets

	As of
	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$5,930,731	$4,992,145
Investments	9,806,591	21,253,866
Vendor receivable	27,500	173,499
Prepaid expenses and other current assets	453,681	527,380
Total current assets	16,218,503	26,946,890
Property and equipment, net	65,509	260,612
Intangible assets, net	18,083	19,309
Other assets	63,572	69,620
Total assets	$16,365,667	$27,296,431

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$180,104	$371,993
Accrued liabilities	327,868	196,020
Accrued payroll and other compensation	525,666	754,314
Note payable, net of debt discount and offering costs of $0 and $8,723 as of December 31, 2022 and December 31, 2021, respectively	—	366,277
Total liabilities	1,033,638	1,688,604

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, Authorized 5,000,000 shares;
No shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	—	—
Common stock, $0.001 par value, Authorized 12,000,000 shares;
Issued and outstanding 2,906,926 shares as of December 31, 2022 and 2,877,985 as of December 31, 2021	2,907	2,878
Additional paid-in capital	112,238,392	110,339,011
Accumulated deficit	(96,909,270)	(84,734,062)
Total stockholders’ equity	15,332,029	25,607,827
Total liabilities and stockholders’ equity	$16,365,667	$27,296,431

The accompanying notes are an integral part of these financial statements.

CohBar, Inc.

Statements of Operations

	For The Years Ended December 31,
	2022	2021
Revenues	$—	$—

Operating expenses:
Research and development	5,935,718	7,705,090
General and administrative	6,452,579	7,703,065
Total operating expenses	12,388,297	15,408,155
Operating loss	(12,388,297)	(15,408,155)

Other income (expense):
Interest income	223,291	5,578
Interest expense	(1,479)	(40,108)
Amortization of debt discount and offering costs	(8,723)	(33,091)
Total other income (expense)	213,089	(67,621)
Net loss	$(12,175,208)	$(15,475,776)
Basic and diluted net loss per share	$(4.20)	$(6.97)
Weighted average common shares outstanding – basic and diluted	2,900,202	2,220,981

The accompanying notes are an integral part of these financial statements.

CohBar, Inc.

Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2022 and 2021

	Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Equity

	Number	Amount
Balance, December 31, 2020	2,037,250	$2,038	$87,743,403	$(69,258,286)	$18,487,155
Stock-based compensation	—	—	2,543,712	—	2,543,712
Issuance of common stock for ESPP plan	589	1	16,813	—	16,814
Exercise of employee stock options	42,072	42	1,240,448	—	1,240,490
Exercise of warrants	48,367	48	2,089,428	—	2,089,476
Sale of common stock in ATM, net	55,263	55	2,884,731	—	2,884,786
Sale of common stock in CMPO, net	694,444	694	13,820,476	—	13,821,170
Net loss	—	—	—	(15,475,776)	(15,475,776)
Balance, December 31, 2021	2,877,985	2,878	110,339,011	$(84,734,062)	$25,607,827
Stock-based compensation	—	—	1,663,911	—	1,663,911
Sale of common stock in ATM, net	23,353	23	210,519	—	210,542
Issuance of common stock for ESPP plan	5,604	6	25,019	—	25,025
Payout for fractional shares retired as a result of reverse stock split 1:30	(16)	—	(68)	—	(68)
Net loss	—	—	—	(12,175,208)	(12,175,208)
Balance, December 31, 2022	2,906,926	$2,907	$112,238,392	$(96,909,270)	$15,332,029

The accompanying notes are an integral part of these financial statements.

CohBar, Inc.

Statements of Cash Flows

	For The Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(12,175,208)	$(15,475,776)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	99,247	140,914
Gain on disposal of assets	(6,449)	—
Stock-based compensation	1,663,911	2,543,712
Amortization of debt discount	8,350	31,687
Amortization of debt issuance costs	373	1,405
Discount on investments	32,275	(1,600)
Changes in operating assets and liabilities:
Vendor receivable	145,999	(173,499)
Prepaid expenses and other current assets	73,699	(113,688)
Accounts payable	(191,889)	(355,606)
Accrued liabilities	131,848	(945,721)
Accrued payroll and other compensation	(228,648)	(99,021)
Net cash used in operating activities	(10,446,492)	(14,447,193)

Cash flows from investing activities:
Purchases of property and equipment	—	(6,397)
Net proceeds from the sale of property and equipment	103,531	—
Payment for security deposit	6,048	(2,217)
Patent costs	—	(2,359)
Purchases of investments	(56,650,000)	(43,601,000)
Proceeds from redemptions of investments	68,065,000	40,469,000
Net cash provided by (used in) investing activities	11,524,579	(3,142,973)

Cash flows from financing activities:
Proceeds from ESPP plan	25,025	16,814
Proceeds from public offering	—	15,000,000
Costs of public offering	—	(1,178,830)
Proceeds from the At-the-Market Offering	216,393	2,980,595
Costs of the At-the-Market Offering	(5,851)	(95,809)
Proceeds from exercise of warrants	—	2,089,476
Repayment of promissory notes	(375,000)	(365,000)
Proceeds from exercise of employee stock options	—	1,240,490
Reverse stock split fractional share payment	(68)	—
Net cash (used in) provided by financing activities	(139,501)	19,687,736

Net increase in cash and cash equivalents	938,586	2,097,570
Cash and cash equivalents at beginning of period	4,992,145	2,894,575
Cash and cash equivalents at end of period	$5,930,731	$4,992,145

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1,332	$1,332
Cash paid for interest	$114,411	$89,908

The accompanying notes are an integral part of these financial statements.

CohBar, Inc.

Notes to Financial Statements

Note 1 — Business Organization and Nature of Operations

CohBar, Inc. (“CohBar,” “its” or the “Company”) is a clinical stage biotechnology company leveraging the power of the mitochondria and the peptides encoded in its genome to develop potential breakthrough therapeutics targeting chronic and age-related diseases.

The Company’s primary historical activities have included utilizing its technology platform to identify and develop novel peptide analogs, the research and development of its pipeline, securing intellectual property protection for its discoveries and assets, managing collaborations and clinical trials with contract research organizations (“CROs”) and raising capital to fund the Company’s operations. To date, the Company has not generated any revenues from operations and does not expect to generate any revenues in the near future. The Company has financed its operations primarily with proceeds from sales of its equity securities, private placements, the exercise of outstanding warrants and stock options and the issuance of debt instruments.

The Company has suspended IND-enabling work on pre-clinical candidate CB5138-3, which the Company had been developing as a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. The decision to suspend IND-enabling work follows recently completed non-clinical formulation studies seeking to identify a formulation suitable for clinical development. In connection with the decision to suspend IND-enabling work for this candidate, the Company intends to explore development and/or partnership opportunities within the Company’s peptide library and technology platform, while simultaneously exploring other strategic alternatives. In addition, the Company does not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that the Company will be able to develop such a formulation.

The Company has retained Ladenburg Thalmann & Co. Inc. as a financial advisor to assist the Company in exploring strategic alternatives. Potential strategic alternatives that may be explored or evaluated as part of this process include a merger, business combination, investment into the Company, asset sale or other strategic transaction. The board of directors of the Company has not set a timetable for the conclusion of this review, nor has it made any definitive decisions related to taking any further actions or potential strategic options at this time or at all. There can be no assurance that this process will result in any such transaction and the Company does not intend to disclose additional details unless and until it has entered into a specific transaction.

In response to the COVID-19 pandemic, the Company took steps to mitigate the potential impacts on its business, including modifying its business practices by restricting nonessential travel, implementing a partial work from home policy for its employees and instituting new safety protocols for its lab to enable essential on-site work to continue. The extent to which the pandemic or future pandemics may impact the Company’s business or future preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The Company expects to continue to take actions that are in the best interests of its employees and business partners.

Note 2 — Liquidity and Management’s Plans

As of December 31, 2022, the Company had a cash, cash equivalents and investments balance of $15.7 million and working capital and stockholders’ equity of $15.2 million and $15.3 million, respectively. During the year ended December 31, 2022, the Company incurred a net loss of $12.2 million. As reflected in the financial statements, the Company had an accumulated deficit as of December 31, 2022 and 2021, as well as recurring losses and negative cash flows from operating activities from inception. These factors raised substantial doubt about the Company’s ability to continue as a going concern for at least one year from the issuance of these financial statements. However, based on managements’ plans, which include a planned decrease in research and development expenses due to the suspension of the IND enabling work for pre-clinical candidate CB5138-3 and a focus on evaluating potential strategic alternatives, the Company believes that it has sufficient capital to meet its operating expenses and obligations for the next twelve months from the date of this filing. However, if unanticipated difficulties or circumstances arise and, depending on the outcome of the Company’s evaluation of strategic alternatives, the Company may require additional capital sooner to support its operations. If the Company is unable to raise

CohBar, Inc.

Notes to Financial Statements

Note 2 — Liquidity and Management’s Plans (cont.)

additional capital whenever necessary, it may be forced to further decelerate or curtail its operations until such time as additional capital becomes available, which could have a material adverse effect on the Company and it financial statements. There can be no assurance that such a plan would be successful. There is no assurance that additional financing will be available when needed or that the Company will be able to obtain such financing on reasonable terms.

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

All amounts are presented in U.S. Dollars.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at dates of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates. The Company’s significant estimates and assumptions include the fair value of financial instruments, stock-based compensation and the valuation allowance relating to the Company’s deferred tax assets.

Reverse Stock Split

During the year ended December 31, 2022, the Company effected a reverse stock split of its common stock at a ratio of 1-for-30. No fractional shares were issued in connection with the reverse stock split. Stockholders of record who would have otherwise been entitled to receive a fractional share received a cash payment in lieu thereof. All information presented in the accompanying financial statements, unless otherwise indicated herein, reflects the 1-for-30 reverse stock split of the Company’s outstanding shares of common stock, and unless otherwise indicated, all such amounts and corresponding conversion price or exercise price data set forth herein have been adjusted to give effect to such reverse stock split.

Concentrations of Credit Risk

The Company maintains deposits in a financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”). At various times, the Company has deposits in this financial institution in excess of the amount insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Investments

Investments as of December 31, 2022 and 2021 consist of U.S. Treasury Bills, which are classified as held-to-maturity, and Certificates of Deposit totaling $9.8 million and $21.3 million as of December 31, 2022 and 2021, respectively. The Company determines the appropriate balance sheet classification of its investments at the time of purchase and evaluates the classification at each balance sheet date. All of the Company’s U.S. Treasury Bills mature within the subsequent twelve months from the date of purchase. Unrealized gains and losses were de minimus. As of December 31, 2022, the carrying value of the Company’s U.S. Treasury Bills approximates their fair value due to their short-term maturities.

CohBar, Inc.

Notes to Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2022 and 2021, the Company invested $3.9 million and $0.7 million, respectively, in Treasury Bills that are considered cash equivalents due to their maturity date being less than three months from the date of purchase.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation of computer and lab equipment is computed by use of the straight-line method based on the estimated useful lives of the assets, which range from three to five years. Expenditures for maintenance and repairs that do not improve or extend the expected lives of the assets are expensed to operations, while expenditures for major upgrades to existing items are capitalized. Upon retirement or other disposition of these assets, the costs and accumulated depreciation are removed from the accounts and resulting gains or losses are reflected in the results of operations.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes three levels of inputs that may be used to measure fair value:
Level 1	—	quoted prices in active markets for identical assets or liabilities.
Level 2	—	quoted prices for similar assets and liabilities in active markets or inputs that are observable.
Level 3	—	inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

The carrying amounts of cash, investments and accounts payable approximate fair value due to the short-term nature of these instruments. The amount of debt included in the accompanying balance sheets approximates its fair value because the interest rate of the notes approximates the current market interest rate.

Common Stock Purchase Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) provides the Company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) providing that such contracts are indexed to the Company’s own stock. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control), or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company assesses classification of its common stock purchase warrants and other free-standing derivatives at each reporting date to determine whether a change in classification between assets, liabilities and equity is required. The Company’s free-standing derivatives consist of warrants to purchase common stock that were issued in connection with its notes payable and public and private offerings. The Company evaluated these warrants to assess their proper classification using the applicable criteria enumerated under U.S. GAAP and determined that the common stock purchase warrants meet the criteria for equity classification in the accompanying balance sheets as of December 31, 2022 and 2021.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of items that have been included or excluded in the financial statements or tax returns. Deferred tax assets and liabilities are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts (“temporary differences”) at enacted tax rates in effect for the years in which the temporary differences are expected to reverse.

CohBar, Inc.

Notes to Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

The benefit of tax positions taken or expected to be taken in income tax returns are recognized in the financial statements if such positions are more likely than not of being sustained. Management has evaluated and concluded that there were no material uncertain tax positions requiring recognition in the Company’s financial statements as of December 31, 2022 and 2021. The Company does not expect any significant changes in the unrecognized tax benefits within twelve months of the reporting date.

The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense. No interest or penalties have been recognized during the years ended December 31, 2022 and 2021.

Research and Development Expenses

The Company expenses all research and development expenses as incurred. These costs include payroll, employee benefits, supplies, contracted for lab services, depreciation and other personnel-related costs associated with product development.

Share-Based Payments

The Company accounts for share-based payments using the fair value method. For employees and directors, the fair value of the award is measured, as discussed below, on the grant date. For non-employees, fair value is generally valued based on the fair value of the services provided or the fair value of the equity instruments on the measurement date, whichever is more readily determinable. The Company has granted stock options at exercise prices equal to the closing price of the Company’s common stock as reported by Nasdaq, with input from management on the date of grant. Upon exercise of an option or warrant, the Company issues new shares of common stock out of its authorized shares.

The weighted-average fair value of options and warrants has been estimated on the grant date or measurement date using the Black-Scholes pricing model. The fair value of each instrument is estimated on the grant date or measurement date utilizing certain assumptions for a risk-free interest rate, volatility and expected remaining lives of the awards. The risk-free interest rate used is the United States Treasury rate for the day of the grant having a term equal to the life of the equity instrument. Volatility was derived from the Company’s historical share prices. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment.

The Black-Scholes assumptions are as follows:
	For the Years Ended December 31,
	2022	2021
Expected life	6 years	6 years
Risk free interest rate	1.47 – 3.055%	0.90 – 1.38%
Expected volatility	91 – 92%	91 – 92%
Expected dividend yield	0%	0%

As of December 31, 2022, total unrecognized stock compensation expense was $4.2 million, which will be recognized as those options vest over a period of approximately four years. The amount of future stock option compensation expense could be affected by any future option grants or by any option holders leaving the Company before their grants are fully vested.

CohBar, Inc.

Notes to Financial Statements

Note 3 — Summary of Significant Accounting Policies (cont.)

Net Loss Per Share of Common Stock

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net earnings per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive and consist of the following:
	As of December 31,
	2022	2021
Options	317,857	366,412
Warrants	1,178,169	1,187,803
Totals	1,496,026	1,554,215

Note 4 — Property and Equipment

Property and equipment consist of the following:

	As of December 31,
	2022	2021
Lab equipment	$412,741	$860,433
Computer and equipment	72,064	72,062
Total property and equipment	$484,805	$932,495
Less: accumulated depreciation	(419,296)	(671,883)
Total property and equipment, net	$65,509	$260,612

During the year December 31, 2022, the Company recognized a gain of approximately $6.0 thousand after selling unused equipment with a net book value of approximately $0.1 million for proceeds of $0.1 million net of selling expenses.

Depreciation expense related to property and equipment for the years ended December 31, 2022 and 2021 was $0.1 million and $0.1 million, respectively.

Note 5 — Intangible Assets

Intangible assets consist of the following:

	As of December 31,
	2022	2021
Intangible assets: patents	$23,963	$23,963
Less: amortization	(5,880)	(4,654)
Total intangible assets, net	$18,083	$19,309

Amortization expense for each of the years ended December 31, 2022 and 2021 was $1,226 and $1,125, respectively.

The Company will recognize intangible amortization expense of $1,226 in each of the next five years. Thereafter, amortization expense will total approximately $12.0 thousand.

CohBar, Inc.

Notes to Financial Statements

Note 6 — Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,
	2022	2021
Lab services & supplies	$160,482	$6,080
Professional fees	167,386	73,090
Interest	—	112,932
Other	—	3,918
Total accrued liabilities	$327,868	$196,020

Note 7 — Notes Payable — Related Party

During the year ended December 31, 2022, the Company repaid a promissory note, held by a director of the Company, totaling $0.4 million in principal and $0.1 million in interest.

During the year ended December 31, 2021, the Company paid $0.5 million in principal and interest for two promissory notes that matured.

Note 8 — Commitments and Contingencies

Litigations, Claims and Assessments

The Company may from time to time be a party to litigation and subject to claims incident to the ordinary course of business. In the future, the Company may become a party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect the Company’s future results of operations, cash flows or financial position. The Company is not currently a party to any material legal proceedings.

Licensing Agreements

The Company is a party to an Exclusive License Agreement (the “2011 Exclusive Agreement”) with the Regents of the University of California (“the Regents” or “Licensors”) which remains in effect for the life of the last-to-expire patent or last to be abandoned patent application, whichever is later. The Company agreed to pay the Licensors specified development milestone payments aggregating up to $765,000 for the first product sold under the license. Milestone payments for additional products developed and sold under the license are reduced by 50%. The Company is also required to pay annual maintenance fees to the Licensors. Aggregate maintenance fees for the first five years following execution of the agreement were $80,000. Thereafter, the Company is required to pay maintenance fees of $50,000 annually until the first sale of a licensed product. In addition, for the duration of the 2011 Exclusive Agreement, the Company is required to pay the Licensors royalties equal to 2% of its worldwide net sales of drugs, therapies or other products developed from claims covered by the licensed patents, subject to a minimum royalty payment of $75,000 annually, beginning after the first commercial sale of a licensed product. The Company is required to pay royalties ranging from 8% of worldwide sublicense sales of covered products (if the sublicense is entered after commencement of Phase II clinical trials) to 12% of worldwide sublicense sales (if the sublicense is entered prior to commencement of Phase I clinical trials). The agreement also requires the Company to meet certain diligence and development milestones, including filing of an Investigational New Drug (“IND”) Application for a product covered by the agreement on or before the seventh anniversary of the agreement date. In October 2021, the Regents accepted the Company’s payment for an additional year of license maintenance. Through December 31, 2022, no royalties have been incurred under the agreement. All maintenance fees due and payable have been paid. The Company has terminated the 2011 Exclusive Agreement, effective as of April 6, 2023.

The Company is also a party to an Exclusive License Agreement (the “2013 Exclusive Agreement”) with the Regents whereby the Regents granted to the Company an exclusive license for the use of certain other patents. The 2013 Exclusive Agreement remains in effect for the life of the last-to-expire patent or last to be abandoned patent

CohBar, Inc.

Notes to Financial Statements

Note 8 — Commitments and Contingencies (cont.)

application, whichever is later. The Company paid the Regents an initial license issue fee of $10,000 for these other patents. The Company is also required to pay annual maintenance fees to the Licensors. Aggregate maintenance fees for the first three years following execution of the agreement were $7,500. Thereafter, the Company is required to pay maintenance fees of $5,000 annually until the first sale of a licensed product.

The Company agreed to pay the Regents specified development milestone payments aggregating up to $765,000 for the first product sold under the 2013 Exclusive Agreement. Milestone payments for additional products developed and sold under the 2013 Exclusive Agreement are reduced by 50%. In addition, for the duration of the 2013 Exclusive Agreement, the Company is required to pay the Regents royalties equal to 2% of the Company’s worldwide net sales of drugs, therapies or other products developed from claims covered by the licensed patent, subject to a minimum royalty payment of $75,000 annually, beginning after the first commercial sale of a licensed product. The Company is required to pay the Regents royalties ranging from 8% of worldwide sublicense sales of covered products (if the sublicense is entered after commencement of Phase II clinical trials) to 12% of worldwide sublicense sales (if the sublicense is entered prior to commencement of Phase I clinical trials). The agreement also requires the Company to meet certain diligence and development milestones, including filing of an IND Application for a product covered by the agreement on or before the seventh anniversary of the agreement date. Through December 31, 2022, no royalties have been incurred under the agreement. All maintenance fees due and payable have been paid.

Operating Leases

The Company is a party to a lease agreement for laboratory space leased on a month-to-month basis that is part of a shared facility in Menlo Park, California. In September 2022, the Company renewed its lease for office space in Fairfield, New Jersey for an additional year at the same annual cost of $13,080 per annum.

Rent expense amounted to $0.4 million in each of the years ended December 31, 2022 and 2021.

Note 9 — Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets are as follows:

	As of December 31,
	2022	2021
Current:
Accrued expenses	$133,591	$144,077
Stock compensation	354,274	1,800,762
Net operating loss carryforward	20,980,803	19,481,137
Research and development credit carry forward	1,340,317	252,536
Capitalized research and development	1,419,818	—
Total deferred tax assets	24,228,803	21,678,512
Valuation allowance	(24,228,803)	(21,678,512)
Deferred tax asset, net of valuation allowance	$—	$—

CohBar, Inc.

Notes to Financial Statements

Note 9 — Income Taxes (cont.)

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate is as follows:

	For the Years Ended December 31,
	2022	2021
U.S. statutory federal rate	21.0%	21.0%
State income taxes, net of federal tax	7.1%	7.0%
Permanent differences	0.1%	(2.5)%
Prior year true-ups	(10.9)%	(2.7)%
R&D tax credit	3.7%	0.1%
Change in valuation allowance	(21.0)%	(22.9)%
Income tax provision (benefit)	—%	—%

The income tax provision consists of the following:

	For the Years Ended December 31,
	2022	2021
Federal
Current	$—	$—
Deferred	(1,909,246)	(2,723,112)
State and local
Current	—	—
Deferred	(641,044)	(905,577)
Change in valuation allowance	2,550,290	3,628,689
Income tax provision (benefit)	$—	$—

The Company assesses the likelihood that deferred tax assets will be realized. To the extent that realization is not more-likely-than-not, a valuation allowance is established. Based upon the Company’s losses since inception, management believes that it is more-likely-than-not that future benefits of deferred tax assets will not be realized. Therefore, the Company established a full valuation allowance as of December 31, 2022 and 2021. As of December 31, 2022 and 2021, the change in valuation allowance was $2.6 million and $3.6 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, principally California, Florida, and New Jersey. The Company is subject to examination by the various taxing authorities. The Company’s federal and state income tax returns for tax years beginning in 2019 remain subject to examination.

At December 31, 2022 and 2021, the Company had approximately $74.8 million and $70.0 million, respectively, of federal and state net operating loss (“NOLs”) carryovers that may be available to offset future taxable income. The Company’s 2017 and prior federal and state net operating loss carry forwards, if not utilized, will begin to expire from 2029 to 2037. Beginning with 2018, and for subsequent years, the Company’s NOLs will have indefinite lives for federal tax purposes. In addition, net operating losses arising from prior years are also subject to examination at the time they are utilized in future years. In accordance with Section 382 of the Internal Revenue Code (the “Code”), the usage of the Company’s net operating loss carryforward could be limited in the event of a change in ownership. At this time, the Company has not completed a full study to assess whether an ownership change under Section 382 of the Code occurred due to the costs and complexities associated with such a study.

The Company’s gross R&D tax credits were approximately $1.3 million as of December 31, 2022 and 2021. These R&D tax credits will begin to expire from 2033 to 2042, respectively.

The Inflation Reduction Act of 2022 (the “IRA”) was enacted on August 16, 2022. This bill contains a number of tax-related provisions that are effective after December 31, 2022, including (1) the imposition of a 15% minimum tax on book income for corporations with a 3-year average adjusted book income over $1 billion, and (2) the creation of a 1% excise tax on the value of stock repurchases (net of the value of stock issuances) during the taxable year. Upon initial evaluation, the Company does not expect the IRA to have a material impact on the Company’s financial statements

CohBar, Inc.

Notes to Financial Statements

Note 10 — Stockholders’ Equity

Authorized Capital

The Company has authorized the issuance and sale of up to 17 million shares of stock, consisting of 12 million shares of common stock having a par value of $0.001 and 5 million shares of Preferred Stock having a par value of $0.001 per share. As of December 31, 2022 and 2021, there were no shares of Preferred Stock outstanding and there were no declared but unpaid dividends or undeclared dividend arrearages on any shares of the Company’s capital stock.

At-the-Market Offering

During the year ended December 31, 2020, the Company entered into an At-the-Market Offering Sales Agreement (“ATM”) with Virtu Americas, LLC, as sales agent. During the year ended December 31, 2022, the Company sold 23.4 thousand shares of its common stock under the ATM program for proceeds of $0.2 million, net of commissions. During the year ended December 31, 2021, the Company sold 55.3 thousand shares of its common stock under the ATM program for proceeds of $2.9 million, net of commissions. During the year ended December 31, 2021, the Company incurred professional fees of $21.3 thousand related to the ATM and recognized those costs as a reduction to additional paid-in capital in the accompanying condensed balance sheets. As of December 31, 2022, the Company had approximately $5.0 million available in its ATM program.

Underwritten Public Offerings

During the year ended December 31, 2021, the Company completed an underwritten public offering of its securities (the “Public Offering”) pursuant to which it sold 0.7 million shares of its common stock and warrants to purchase up to 0.7 million shares of common stock for proceeds of $13.8 million, net of commissions and professional fees of approximately $1.2 million. The warrants issued in the Public Offering were immediately exercisable and have a term of five years and a per share exercise price of $21.60.

Stock Options

The Company has an incentive stock plan, the Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”), and has granted stock options to employees, non-employee directors and consultants from the 2011 Plan. Options granted under the 2011 Plan may be Incentive Stock Options or Non-statutory Stock Options, as determined by the Administrator at the time of grant. During the year ended December 31, 2020, the Company’s stockholders approved an amendment to the 2011 Plan to increase the number of shares authorized for issuance under the 2011 Plan to a total of approximately 0.5 million. As of December 31, 2022, there were 0.2 million shares remaining available for issuance under the 2011 Plan.

During the year ended December 31, 2022, stock options to purchase 19.4 thousand shares of common stock were granted at a weighted average exercise price of $10.42 per share. The stock options have a term of ten years and are subject to vesting based on continuous service of the awardee over a period of four years. The stock options have an aggregate grant date fair value of $0.2 million.

During the year ended December 31, 2022, stock options to purchase 67.9 thousand shares of common stock were cancelled and returned to the option pool for future issuance.

During the year ended December 31, 2021, the Company granted stock options to employees to purchase 0.2 million shares of the Company’s common stock, including certain time and performance-based inducement awards, with grant date prices that ranged between $10.20 to $41.40 per share. The stock options have terms of ten years and are subject to vesting based on continuous service of the awardee over periods ranging from three to four years. The stock options have an aggregate grant date fair value of $5.8 million.

In connection with the appointment of Joseph Sarret as the Company’s Chief Executive Officer, the Company entered into an Inducement Stock Option Agreement with Dr. Sarret on May 3, 2021. Pursuant to such agreement, the Company granted Dr. Sarret (1) a time-based inducement nonqualified stock option and (2) a performance-based

CohBar, Inc.

Notes to Financial Statements

Note 10 — Stockholders’ Equity (cont.)

inducement nonqualified stock option to purchase approximately 0.1 million shares of common stock. The options have an exercise price of $40.50 and the time-based grant will vest as to 25% of the shares on the one-year anniversary of the grant date, May 3, 2021, with the remaining shares subject to the option vesting in 36 equal monthly installments. The time-based inducement award has an aggregate grant date fair value of $2.2 million. As of December 31, 2021, Dr. Sarret satisfied a portion of the performance conditions and 21.6 thousand shares of the 43.3 thousand shares possible under the performance-based award vested. The performance-based award had a fair value of $0.1 million. During the year ended December 31, 2022, Dr. Sarret forfeited his right to the unvested balance of the performance-based stock options, and stock options to purchase 21.6 thousand shares of the Company’s common stock were returned to the option pool.

During the year ended December 31, 2021, stock options to purchase 42.1 thousand shares of common stock were exercised for cash proceeds of $1.2 million.

During the year ended December 31, 2021, stock options to purchase 51.0 thousand shares of common stock were cancelled and returned to the option pool for future issuance.

The Company recorded stock-based compensation expense as follows:

	For the Years Ended December 31,
	2022	2021
Research and development	$81,706	$223,476
General and administrative	1,582,205	2,320,236
Total	$1,663,911	$2,543,712

The following table represents stock option activity for the years ended December 31, 2022 and 2021:

			Weighted Average				Aggregate Intrinsic Value
	Stock Options		Exercise Price		Fair Value Vested	Contractual Life (Years)
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – January 1, 2021	248,997	179,682	$61.80	$50.40	$50.40	6.27	$—
Granted	210,467	42,181	39.72	40.73	17.95	6.27	—
Exercised	(42,072)	—	—	—	—	—	—
Cancelled	(50,981)	—	—	—	—	—	—
Balance – December 31, 2021	366,411	204,230	$51.30	$47.40	$47.40	6.27	$—
Granted	19,367	694	10.42	10.42	4.53	6.27	—
Exercised	—	—	—	—	—	—	—
Cancelled	(67,921)	—	—	—	—	—	—
Balance – December 31, 2022	317,857	194,853	$45.38	$38.65	$38.65	6.27	$—

The following table summarizes information on stock options outstanding and exercisable as of December 31, 2022:

Grant Price		Weighted Average Exercise Price	Total Outstanding	Number Exercisable	Weighted Average Remaining Contractual Term
From	To
$6.00	$60.60	$34.32	268,357	147,218	7.20 years
$63.00	$138.00	$78.22	38,066	36,201	5.01 years
$159.00	$265.80	$172.14	11,434	11,434	5.32 years
		Totals	317,857	194,853

CohBar, Inc.

Notes to Financial Statements

Note 10 — Stockholders’ Equity (cont.)

Warrants

During the year ended December 31, 2022, warrants to purchase 9.6 thousand shares of common stock expired and were cancelled.

During the year ended December 31, 2021, the Company granted warrants to two service providers to purchase a total of 2.0 thousand shares of its common stock with an exercise price of $41.40 per share. 1.7 thousand of these warrants were valued using the Black-Scholes option pricing model and the corresponding expense will be recognized over the service period of three years. 0.3 thousand of these warrants were performance based. During the year ended December 31, 2021, the performance criteria were met and the warrants were valued and expensed at the time the performance conditions were met. The warrants have terms that range from two to three years with vesting over a one-year period.

During the year ended December 31, 2021, warrants to purchase 48.4 thousand shares of common stock were exercised for cash proceeds of $2.1 million.

During the year ended December 31, 2021, warrants to purchase 106.0 thousand shares of common stock expired and were cancelled.

The following table represents warrant activity for the years ended December 31, 2022 and 2021:

			Weighted Average				Aggregate Intrinsic Value
	Warrants		Exercise Price		Fair Value Vested	Contractual Life (Years)
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – January 1, 2021	645,761	516,532	$48.60	$48.30	$24.30	4.07	$—
Granted	696,444	—	—	—	—	—	—
Exercised	(48,368)	—	—	—	—	—	—
Cancelled	(106,035)	—	—	—	—	—	—
Balance – December 31, 2021	1,187,803	1,187,664	$31.20	$31.20	$15.90	4.38	$—
Granted	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—
Cancelled	(9,634)	—	—	—	—	—	—
Balance – December 31, 2022	1,178,169	1,178,169	$30.67	$30.67	$17.83	3.41	$—

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (“ESPP”) in which it purchases shares with the amounts accumulated during the offering period from employee directed payroll deferrals. Purchases of the Company’s common stock are equal to 85% of the closing market price of its common stock on the first day or last day of the offering period, whichever is lower. During the year ended December 31, 2022, 5.6 thousand shares were issued under the ESPP for $25.0 thousand of employee compensation deferrals. As of December 31, 2022, 10.5 thousand shares are available for future issuance under the ESPP.

During the year ended December 31, 2021, 589 shares were issued under the ESPP for $16.8 thousand of employee compensation deferrals.

CohBar, Inc.

Notes to Financial Statements

Note 11 — Non-Cash Expenses

The following table details the Company’s non-cash expenses included in the accompanying statements of operations:

	For the Years Ended December 31,
	2022	2021
Operating expenses:
Stock-based compensation	$1,663,911	$2,543,712
Depreciation & amortization	99,247	140,914
Subtotal	$1,763,158	$2,684,626

Other expense:
Amortization of debt discount	8,350	31,687
Subtotal	$8,350	$31,687
Total non-cash expenses	$1,771,508	$2,716,313

Note 12 — Subsequent Events

Management has evaluated subsequent events to determine if events or transactions occurring through the date on which the financial statements were issued require adjustment or disclosure in the Company’s financial statements and has determined no such disclosure is required.

CohBar, Inc.
Balance Sheets

	As of
	June 30, 2023	December 31, 2022
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,192,343	$5,930,731
Investments	6,119,012	9,806,591
Vendor receivable	42,323	27,500
Prepaid expenses and other current assets	119,742	453,681
Total current assets	12,473,420	16,218,503
Property and equipment, net	1,728	65,509
Intangible assets, net	17,469	18,083
Other assets	13,476	63,572
Total assets	$12,506,093	$16,365,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,375,742	$180,104
Accrued liabilities	498,377	327,868
Accrued payroll and other compensation	1,127,786	525,666
Total liabilities	3,001,905	1,033,638

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value, Authorized 5,000,000 shares; No shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	—	—
Common stock, $0.001 par value, Authorized 12,000,000 shares; Issued and outstanding 2,906,926 shares as of June 30, 2023 and December 31, 2022, respectively	2,907	2,907
Additional paid-in capital	112,908,754	112,238,392
Accumulated deficit	(103,407,473)	(96,909,270)
Total stockholders’ equity	9,504,188	15,332,029
Total liabilities and stockholders’ equity	$12,506,093	$16,365,667

The accompanying notes are an integral part of these condensed financial statements

CohBar, Inc.
Condensed Statements of Operations
(unaudited)

	For The Three Months Ended June 30,		For The Six Months Ended June 30,
	2023	2022	2023	2022
Revenues	$—	$—	$—	$—

Operating expenses:
Research and development	178,862	1,186,900	1,199,601	2,693,208
General and administrative	4,254,487	1,556,785	5,533,760	3,301,703
Total operating expenses	4,433,349	2,743,685	6,733,361	5,994,911
Operating loss	(4,433,349)	(2,743,685)	(6,733,361)	(5,994,911)

Other income (expense):
Interest income	100,997	18,717	235,158	18,717
Interest expense	—	—	—	(1,824)
Amortization of debt discount and offering costs	—	—	—	(8,723)
Total other income	100,997	18,717	235,158	8,170
Net loss	$(4,332,352)	$(2,724,968)	$(6,498,203)	$(5,986,741)
Basic and diluted net loss per share	$(1.49)	$(0.94)	$(2.24)	$(2.07)
Weighted average common shares outstanding – basic and diluted	2,906,926	2,899,390	2,906,926	2,895,158

The accompanying notes are an integral part of these condensed financial statements

CohBar, Inc.
Statements of Changes in Stockholders’ Equity
(unaudited)

Three and Six Month Periods Ended June 30, 2023

	Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number	Amount
Balance, December 31, 2022	2,906,926	$2,907	$112,238,392	$(96,909,270)	$15,332,029
Stock-based compensation	—	—	337,601	—	337,601
Net loss	—	—	—	(2,165,851)	(2,165,851)
Balance, March 31, 2023	2,906,926	$2,907	$112,575,993	$(99,075,121)	$13,503,779
Stock-based compensation	—	—	332,761	—	332,761
Net loss	—	—	—	(4,332,352)	(4,332,352)
Balance, June 30, 2023	2,906,926	$2,907	$112,908,754	$(103,407,473)	$9,504,188

Three and Six Month Periods Ended June 30, 2022

	Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Equity
	Number	Amount
Balance, December 31, 2021	2,877,986	$2,878	$110,339,011	$(84,734,062)	$25,607,827
Stock-based compensation	—	—	456,423	—	456,423
Sale of common stock in ATM, net	21,404	21	200,603	—	200,624
Net loss	—	—	—	(3,261,773)	(3,261,773)
Balance, March 31, 2022	2,899,390	$2,899	$110,996,037	$(87,995,835)	$23,003,101
Stock-based compensation	—	—	434,956	—	434,956
Net loss	—	—	—	(2,724,968)	(2,724,968)
Balance, June 30, 2022	2,899,390	$2,899	$111,430,993	$(90,720,803)	$20,713,089

The accompanying notes are an integral part of these condensed financial statements

CohBar, Inc.
Statements of Cash Flows
(unaudited)

	For The Six Months Ended June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(6,498,203)	$(5,986,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	64,395	65,044
Gain on disposal of assets	(22,975)	—
Stock-based compensation	670,362	891,379
Amortization of debt discount	—	8,350
Amortization of debt issuance costs	—	373
Discount on investments	17,579	36,687
Changes in operating assets and liabilities:
Vendor receivable	(14,823)	173,499
Prepaid expenses and other current assets	333,939	(540,753)
Accounts payable	1,195,638	(63,388)
Accrued liabilities	170,509	(119,354)
Accrued payroll and other compensation	602,120	(395,742)
Payment for security deposit	50,096	(6,976)
Net cash used in operating activities	(3,431,363)	(5,937,622)

Cash flows from investing activities:
Net proceeds from the sale of property and equipment	22,975	—
Purchases of investments	(13,283,000)	(34,140,000)
Proceeds from redemptions of investments	16,953,000	38,138,000
Net cash provided by investing activities	3,692,975	3,998,000

Cash flows from financing activities:
Proceeds from the At-the-Market Offering, net	—	200,624
Repayment of promissory notes	—	(375,000)
Net cash provided by financing activities	—	(174,376)

Net increase (decrease) in cash and cash equivalents	261,612	(2,113,998)
Cash and cash equivalents at beginning of period	5,930,731	4,992,145
Cash and cash equivalents at end of period	$6,192,343	$2,878,147

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$800	$1,333
Cash paid for interest	$—	$114,411

The accompanying notes are an integral part of these condensed financial statements

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 1 — Business Organization and Nature of Operations

CohBar, Inc. (“CohBar” or the “Company”) is a clinical stage biotechnology company that has historically focused on leveraging the power of the mitochondria and the peptides encoded in its genome to develop potential breakthrough therapeutics targeting chronic and age-related diseases. CohBar’s primary historical activities have included utilizing its mitochondria focused technology platform to identify and develop novel peptide analogs, the research and development of its pipeline, securing intellectual property protection for its discoveries and assets, managing collaborations and clinical trials with contract research organizations (“CROs”) and raising capital to fund the Company’s operations.

In December 2022, CohBar suspended its Investigational New Drug (“IND”)-enabling work on pre-clinical candidate CB5138-3, which CohBar had been developing as a potential treatment of idiopathic pulmonary fibrosis and other fibrotic diseases. The decision to suspend IND-enabling work was based on completed non-clinical formulation studies seeking to identify a formulation suitable for clinical development. In addition, CohBar does not believe that the formulation of CB4211 used in the Phase 1b stage of the trial is suitable for further development. Efforts to develop an improved formulation have not been successful to date and there can be no assurances that the Company will be able to develop such a formulation.

RECENT DEVELOPMENTS

CohBar and Morphogenesis, Inc., a Delaware corporation (“Morphogenesis”), entered into an Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”) on May 22, 2023, pursuant to which, among other matters, Chimera MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of CohBar, will merge with and into Morphogenesis, with Morphogenesis surviving as a wholly owned subsidiary of CohBar and CohBar being the surviving corporation of the merger (the “Merger”). After the completion of the Merger, CohBar will change its corporate name to “TuHURA Biosciences, Inc.” CohBar following the Merger is referred to herein as the “combined company.”

Subject to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of Morphogenesis common stock will be converted into and become exchangeable for a number of shares of CohBar common stock, (b) each then-outstanding option to purchase Morphogenesis common stock will be converted into an option to purchase shares of CohBar common stock, subject to certain adjustments as set forth in the Merger Agreement, and (c) each then-outstanding warrant to purchase shares of Morphogenesis Common Stock will be converted into and exchangeable for a warrant of like tenor entitling the holder to purchase shares of CohBar common stock, subject to certain adjustments as set forth in the Merger Agreement. Immediately after the Merger, CohBar securityholders as of immediately prior to the Merger are expected to own approximately 15% of the outstanding shares of capital stock of the combined company and former Morphogenesis securityholders, excluding shares of common stock purchased in the Initial Financing (as defined below) are expected to own approximately 77% of the outstanding shares of capital stock of the combined company, subject to certain assumptions, including, but not limited to, CohBar’s net cash as of the Effective Time being at least $4 million.

The Merger is expected to be accounted for as a reverse recapitalization, where the assets and liabilities of CohBar will be recorded at their carrying values, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, CohBar will be treated as the “accounting acquiree” and Morphogenesis as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the net assets of CohBar and Morphogenesis will be stated at carrying value, with no goodwill or other intangible assets recorded, and the historical results of operations prior to the Merger will be those of Morphogenesis.

The Merger is expected to close in the third quarter of 2023 and is subject to approval by the stockholders of CohBar and Morphogenesis as well as other customary closing conditions. One such condition is that CohBar shall have at least $4 million cash and cash equivalents after taking into account any of its transaction expenses as

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 1 — Business Organization and Nature of Operations (cont.)

of the Effective Time. If CohBar is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Morphogenesis will not be obligated to complete the Merger. The Merger Agreement contains certain termination rights of each of Morphogenesis and CohBar. Under certain circumstances, Morphogenesis may be required to pay CohBar a termination fee of $3 million or reimburse CohBar’s expenses up to a maximum of $1.5 million, and CohBar may be required to pay Morphogenesis a termination fee of $1 million or reimburse Morphogenesis’ expenses up to a maximum of $1.5 million. If the Merger is completed, the business of Morphogenesis will continue as the business of the combined company, and it is anticipated that the combined company will not continue to develop CohBar’s product candidates.

Morphogenesis is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates and also developing inhibitors of myeloid derived suppressor cells, to modulate their immunosuppressive effects on the tumor microenvironment. The company’s technologies are designed to overcome primary and acquired resistance to checkpoint inhibitors or cellular therapies like CAR T in the treatment of cancer. Morphogenesis has developed Immune FxTM (“IFx”), as a personalized cancer vaccine technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. Morphogenesis’ personalized cancer vaccine product candidates are delivered either via intratumoral injection (in the case of the company’s proprietary plasmid DNA vaccine product candidate) or tumor targeted via intravenous or autologous whole-cell administration (in the case of the company’s messenger RNA vaccine product candidate). Morphogenesis has disclosed that, under its current development plan and subject to the FDA’s agreement on clinical trial design, Morphogenesis expects to initiate a single registration-directed trial utilizing the FDA’s accelerated approval pathway for IFx-Hu2.0 in the first half of 2024, with top line results expected to be available in mid-to-late 2026 according to the development plan.

On May 22, 2023 and concurrently with the execution and delivery of the Merger Agreement, CohBar entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with K & V Investment Two, LLC, a Florida limited liability company (the “Investor”). Pursuant to the Stock Purchase Agreement, CohBar will issue, subject to adjustments contained in the Stock Purchase Agreement, 7,500,000 shares of CohBar common stock for an aggregate purchase price of $15 million (the “Initial Financing”) immediately prior to the Effective Time (the “Initial Closing”). The consummation of the Initial Financing is conditioned on the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement. In addition, pursuant to the Stock Purchase Agreement, CohBar has agreed to sell, at the election of the Investor within six months after the Initial Closing of the Initial Financing and subject to the satisfaction or waiver of the conditions set forth in the Stock Purchase Agreement, an aggregate of 7,500,000 additional shares of CohBar common stock, subject to adjustments contained in the Stock Purchase Agreement, for an aggregate purchase price of up to $15 million at the same price per share as sold in connection with the Initial Closing (the “Second Financing”).

At or prior to the Effective Time, CohBar will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent, pursuant to which CohBar’s pre-Merger common stockholders and certain warrant holders of record as of the Record Date will receive one Contingent Value Right (“CVR”) for each outstanding share of CohBar common stock held by such stockholder or CohBar warrant holders. Each CVR will entitle the holder thereof to receive certain cash payments from the net proceeds, if any, related to the disposition of CohBar’s legacy assets pursuant to any disposition agreement entered into within three years of the closing of the Merger. The payment date for the CVRs will be three business days after the Effective Time, provided, that CohBar will make additional CVR distributions to certain CohBar warrant holders from time to time in accordance with the terms of such warrants.

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 2 — Liquidity, Management’s Plans and Uncertainties

As of June 30, 2023, the Company had a cash, cash equivalents and investments balance of $12.3 million and working capital and stockholders’ equity of $9.5 million and $9.5 million, respectively. During the six months ended June 30, 2023, the Company incurred a net loss of $6.5 million. Based on management’s current plans (see Note 1 — Business Organization and Nature of Operations) on working towards the Merger and the suspension of its R&D activities, the Company believes that its funds available will be sufficient to fund the Company’s planned operating expenses and capital expenditure requirements for at least one year from the issuance of these financial statements. However, if the Merger is not approved or does not occur, the Company may not be successful in identifying and implementing any strategic alternatives to the Merger, including a debt or equity raise, business combination, investment into the Company, asset sale or other strategic transaction.

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

All amounts are presented in U.S. Dollars. The unaudited interim condensed financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”). They do not include all information and footnotes required by U.S. GAAP for complete financial statements. Except as disclosed herein, there have been no material changes in the information disclosed in the notes to the financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 10-K , filed with the SEC on March 9, 2023, as amended by the Company’s Amendment No. 1 on Form 10-K/A, with the SEC on April 28, 2023 (the “2022 Form 10-K”). The interim unaudited condensed financial statements should be read in conjunction with those audited financial statements included in the 2022 Form 10-K. In the opinion of management, all adjustments considered necessary for fair presentation, consisting solely of normal recurring adjustments, have been made. Operating results for the three and six month periods ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023, or any other period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at dates of the financial statements and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates. The Company’s significant estimates and assumptions include the fair value of financial instruments, stock-based compensation and the valuation allowance relating to the Company’s deferred tax assets.

Concentrations of Credit Risk

The Company maintains deposits in a financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”). At various times, the Company has deposits in this financial institution in excess of the amount insured by the FDIC. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Investments

Investments as of June 30, 2023 and December 31, 2022 consist of U.S. Treasury Bills, which are classified as held-to-maturity, and Certificates of Deposit totaling $6.1 million and $9.8 million as of June 30, 2023 and December 31, 2022, respectively. The Company determines the appropriate balance sheet classification of its investments at the time of purchase and evaluates the classification at each balance sheet date. All of the Company’s

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 3 — Summary of Significant Accounting Policies (cont.)

U.S. Treasury Bills mature within the subsequent twelve months from the date of purchase. Unrealized gains and losses were de minimus. As of June 30, 2023 and December 31, 2022, the carrying value of the Company’s U.S. Treasury Bills approximates their fair value due to their short-term maturities.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2023 and December 31, 2022, the Company invested $2.2 and $3.9 million, respectively, in Treasury Bills that are considered cash equivalents due to their maturity date being less than three months from the date of purchase.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities.

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable.

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions).

The carrying amounts of cash, investments and accounts payable approximate fair value due to the short-term nature of these instruments. The amount of debt included in the accompanying balance sheets approximates its fair value because the interest rate of the notes approximates the current market interest rate.

Common Stock Purchase Warrants

The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) provide the Company with a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement) providing that such contracts are indexed to the Company’s own stock. The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the Company’s control), or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). The Company assesses classification of its common stock purchase warrants and other free-standing derivatives at each reporting date to determine whether a change in classification between assets, liabilities and equity is required. The Company’s free-standing derivatives consist of warrants to purchase common stock that were issued in connection with its notes payable and public and private offerings. The Company evaluated these warrants to assess their proper classification using the applicable criteria enumerated under U.S. GAAP and determined that the common stock purchase warrants meet the criteria for equity classification in the accompanying balance sheets as of June 30, 2023.

Research and Development Expenses

The Company expenses all research and development expenses as incurred. These costs include payroll, employee benefits, supplies, contracted for lab services, depreciation and other personnel-related costs associated with product development.

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 3 — Summary of Significant Accounting Policies (cont.)

Share-Based Payments

The Company accounts for share-based payments using the fair value method. For employees and directors, the fair value of the award is measured, as discussed below, on the grant date. For non-employees, fair value is generally valued based on the fair value of the services provided or the fair value of the equity instruments on the measurement date, whichever is more readily determinable. The Company has granted stock options at exercise prices equal to the closing price of the Company’s common stock as reported by Nasdaq, with input from management on the date of grant. Upon exercise of an option or warrant, the Company issues new shares of common stock out of its authorized shares.

The weighted-average fair value of options and warrants has been estimated on the grant date or measurement date using the Black-Scholes pricing model. The fair value of each instrument is estimated on the grant date or measurement date utilizing certain assumptions for a risk-free interest rate, volatility and expected remaining lives of the awards. The risk-free interest rate used is the United States Treasury rate for the day of the grant having a term equal to the life of the equity instrument. Volatility was derived from the Company’s historical share prices. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. During the six months ended June 30 2023, the Company did not grant any options or warrants to purchase shares of its common stock.

The Black-Scholes assumptions are as follows:
	For the Six Months Ended June 30,
	2023	2022
Expected life	N/A	6.25 years
Risk free interest rate	N/A	1.47%
Expected volatility	N/A	92%
Expected dividend yield	N/A	N/A
Forfeiture rate	N/A	N/A

As of June 30, 2023, total unrecognized stock compensation expense was $2.0 million, which will be recognized as those options vest over a period of approximately three years. The amount of future stock option compensation expense could be affected by any future option grants or by any option holders leaving the Company before their grants are fully vested.

Net Loss Per Share of Common Stock

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net earnings per share reflects the potential dilution that could occur if securities or other instruments to issue common stock were exercised or converted into common stock. Potentially dilutive securities are excluded from the computation of diluted net loss per share as their inclusion would be anti-dilutive and consist of the following:
	As of June 30,
	2023	2022
Options	250,921	325,876
Warrants	1,177,315	1,182,503
Totals	1,428,236	1,508,379

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 4 — Accrued Liabilities

Accrued liabilities consist of the following:

	As of June 30, 2023	As of December 31, 2022
Lab services & supplies	$—	$160,482
Professional fees	442,719	167,386
Other	55,658	—
Total accrued liabilities	$498,377	$327,868

Note 5 — Notes Payable — Related Party

During the six months ended June 30, 2022, the Company repaid a promissory note, held by a director of the Company, totaling $0.4 million in principal and $0.1 million in interest.

Note 6 — Commitments and Contingencies

Litigations, Claims and Assessments

The Company may from time to time be a party to litigation and subject to claims incident to the ordinary course of business. In the future, the Company may become a party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect the Company’s future results of operations, cash flows or financial position. The Company is not currently a party to any material legal proceedings.

Licensing Agreements

The Company was previously a party to an Exclusive License Agreement (the “2011 Exclusive Agreement”) with the Regents of the University of California (the “Regents” or “Licensors”), which was terminated, effective as of April 6, 2023.

The Company is also a party to an Exclusive License Agreement (the “2013 Exclusive Agreement”) with the Regents whereby the Regents granted the Company an exclusive license for the use of certain other patents. The 2013 Exclusive Agreement remains in effect for the life of the last-to-expire patent or last to be abandoned patent application, whichever is later. The Company paid the Regents an initial license issue fee of $10,000 for these other patents. The Company is also required to pay annual maintenance fees to the Licensors. Aggregate maintenance fees for the first three years following execution of the agreement were $7,500. Thereafter, the Company is required to pay maintenance fees of $5,000 annually until the first sale of a licensed product. The Company agreed to pay the Regents specified development milestone payments aggregating up to $765,000 for the first product sold under the 2013 Exclusive Agreement. Milestone payments for additional products developed and sold under the 2013 Exclusive Agreement are reduced by 50%. In addition, for the duration of the 2013 Exclusive Agreement, the Company is required to pay the Regents royalties equal to 2% of the Company’s worldwide net sales of drugs, therapies or other products developed from claims covered by the licensed patent, subject to a minimum royalty payment of $75,000 annually, beginning after the first commercial sale of a licensed product. The Company is required to pay what gave rise to the return of the security deposit the Regents royalties ranging from 8% of worldwide sublicense sales of covered products (if the sublicense is entered after commencement of Phase II clinical trials) to 12% of worldwide sublicense sales (if the sublicense is entered prior to commencement of Phase I clinical trials). Through June 30, 2023, no royalties have been incurred under the agreement. All maintenance fees due and payable have been paid.

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 6 — Commitments and Contingencies (cont.)

Operating Leases

The Company is a party to a lease agreement for laboratory space leased on a month-to-month basis that is part of a shared facility in Menlo Park, California. During the six months ended June 30, 2023, the Company consolidated its leased space in Menlo Park, California and was refunded security deposits previously paid. In September 2022, the Company renewed its lease for office space in Fairfield, New Jersey for an additional year at the same annual cost of $13,080 per annum.

Rent expense was $27 thousand and $0.1 million for each of the three-month periods ended June 30, 2023 and 2022, respectively. Rent expense was $0.1 million and $0.2 million for each of the six-month periods ended June 30, 2023 and 2022, respectively.

Note 7 — Stockholders’ Equity

Authorized Capital

The Company has authorized the issuance and sale of up to 17 million shares of stock, consisting of 12 million shares of common stock having a par value of $0.001 and 5 million shares of preferred stock having a par value of $0.001 per share. As of June 30, 2023 and December 31, 2022, there were no shares of preferred stock outstanding and there were no declared but unpaid dividends or undeclared dividend arrearages on any shares of the Company’s capital stock.

At-the-Market Offering

During the year ended December 31, 2020, the Company entered into an At-the-Market Offering Sales Agreement (“ATM”) with Virtu Americas, LLC, as sales agent. During the six-months ended June 30, 2022, the Company sold 23.4 thousand shares of its common stock under the ATM program for proceeds of $0.2 million, net of commissions. As of June 30, 2023, the Company had approximately $5.0 million available in its ATM program. The Company’s ATM program expires in September 2023.

Stock Options

The Company has an incentive stock plan, the Amended and Restated 2011 Equity Incentive Plan (the “2011 Plan”), and has granted stock options to employees, non-employee directors and consultants from the 2011 Plan. Options granted under the 2011 Plan may be Incentive Stock Options or Non-statutory Stock Options, as determined by the Administrator at the time of grant. As of June 30, 2023, there were 0.2 million shares remaining available for issuance under the 2011 Plan.

During the six months ended June 30, 2023, stock options to purchase 66.9 thousand shares of common stock were cancelled and returned to the option pool for future issuance.

The Company recorded stock-based compensation expense as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Research and development	$33,211	$19,601	$44,983	$46,409
General and administrative	299,550	417,355	625,379	844,970
Total	$332,761	$436,956	$670,362	$891,379

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 7 — Stockholders’ Equity (cont.)

The following table represents stock option activity for the six months ended June 30, 2023:

	Stock Options		Weighted Average				Aggregate Intrinsic Value
			Exercise Price		Fair Value Vested	Contractual Life (Years)
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – December 31, 2022	317,857	194,853	$44.53	$38.53	$38.53	6.99	$—
Granted	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—
Cancelled	(66,936)	—	—	—	—	—	—
Balance – June 30, 2023	250,921	159,706	$46.05	$35.92	$35.92	6.27	$—

The following table summarizes information on stock options outstanding and exercisable as of June 30, 2023:

Grant Price		Weighted Average Exercise Price	Total Outstanding	Number Exercisable	Weighted Average Remaining Contractual Term
From	To
$6.00	$60.60	$35.93	218,966	127,751	6.46 years
$63.00	$138.00	$83.77	20,521	20,527	2.69 years
$159.00	$181.20	$172.14	11,434	11,464	4.59 years
		Totals	250,921	159,742

Warrants

During the six months ended June 30, 2023, warrants to purchase 0.9 thousand shares of common stock expired and were cancelled.

The following table represents warrant activity for the six months ended June 30, 2023:

	Warrants		Weighted Average				Aggregate Intrinsic Value
			Exercise Price		Fair Value Vested	Contractual Life (Years)
	Outstanding	Exercisable	Outstanding	Exercisable
Balance – December 31, 2022	1,178,169	1,178,169	$30.67	$30.67	$17.83	3.41	$—
Granted	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—
Cancelled	(854)	—	—	—	—	—	—
Balance – June 30, 2023	1,177,315	1,177,315	$30.66	$30.66	$17.79	2.91	$—

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan (“ESPP”) in which it purchases shares with the amounts accumulated during the offering period from employee directed payroll deferrals. Purchases of the Company’s common stock are equal to 85% of the closing market price of its common stock on the first day or last day of the offering period, whichever is lower. As of June 30, 2023, there were 10.5 thousand shares remaining available for issuance under the ESPP plan.

COHBAR, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(unaudited)

Note 8 — Non-Cash Expenses

The following table details the Company’s non-cash expenses included in the accompanying statements of operations:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2023	2022	2023	2022
Operating expenses:
Stock-based compensation	$332,761	$434,956	$670,362	$891,379
Depreciation & amortization	607	32,244	64,395	65,044
Subtotal	$333,368	$467,200	$734,757	$956,423

Other expense:
Amortization of debt discount	—	—	—	8,350
Subtotal	$—	$—	$—	$8,350
Total non-cash expenses	$333,368	$467,200	$734,757	$964,773

Note 9 — Subsequent Events

On July 13, 2023, a purported CohBar stockholder filed a lawsuit in connection with the Merger, captioned McManus v. CohBar, Inc., et al., Case No. 3:23-cv-3495, against CohBar and its directors in the United States District Court for the Northern District of California. On July 17, 2023, another purported CohBar stockholder filed a substantially similar lawsuit in the same court, captioned Chambers v. CohBar, Inc., et al., Case No. 3:23-cv-03541 (together with the McManus action, the “Merger Actions”).

Each of the Merger Actions generally alleges that CohBar’s Form S-4 Registration Statement filed with the SEC on July 3, 2023 (“Registration Statement”) misrepresents and/or omits certain purportedly material information relating to the Merger. Each of the Merger Actions asserts violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder against the Company and its directors and violations of Section 20(a) of the Exchange Act against the directors. Each of the Merger Actions seeks, among other things, (i) an injunction enjoining consummation of the Merger, (ii) if the Merger is consummated, an order rescinding it and setting it aside or awarding rescissory damages to the plaintiffs, (iii) an order directing the CohBar directors to disseminate a revised Registration Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) an award to the plaintiffs of costs incurred in connection with the action, including plaintiffs’ attorneys’ fees and experts’ fees and (v) any other relief the court may deem just and proper.

The Company believes the Merger Actions to be without merit. It is possible that additional similar cases could be filed in connection with the Merger.

An estimate of the possible loss or range of loss resulting from the Merger Actions (or any other additional similar cases that could be filed) cannot be made at this time.

Management has evaluated subsequent events to determine if events or transactions occurring through the date on which the condensed financial statements were issued require adjustment or disclosure in the Company’s condensed financial statements and determined no such adjustments were necessary.

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Morphogenesis, Inc.

Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Morphogenesis, Inc. and Subsidiary (the “Company”) as of December 31, 2022, and 2021, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

Tampa, Florida

February 17, 2023

MORPHOGENESIS, INC. AND SUBSIDIARY

Consolidated balance sheets

As of December 31, 2022, and 2021

	2022	2021
Assets
Current Assets:
Cash and cash equivalents	$14,252,518	$5,546,054
Other current assets	491,774	135,128
Total Current Assets	14,744,292	5,681,182

Property and equipment, net	280,323	617,139
Operating right-of-use assets	138,224	—
Other noncurrent assets	33,769	103,902
Total Assets	$15,196,608	$6,402,223

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable and accrued expenses	$2,754,443	$905,974
Operating lease liabilities, current	117,481	—
Stock prepayment liability	—	5,600,000
Note payable, current	—	350,000
Paycheck Protection Program Loan	—	294,070
Total Current Liabilities	2,871,924	7,150,044

Long-term Liabilities:
Lease liability, long term	20,743	—
Operating lease liabilities, non-current	20,743	—
Total Liabilities	2,892,667	7,150,044

Stockholders’ Equity (Deficit):
Preferred stock	8,062	4,698
Common stock	4,529	4,529
Additional paid in capital	71,449,521	48,722,320
Accumulated deficit	(59,158,171)	(49,479,368)
Total Stockholders’ Equity (Deficit)	12,303,941	(747,821)
Total Liabilities and Stockholders’ Equity (Deficit)	$15,196,608	$6,402,223

The accompanying notes to the consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC. AND SUBSIDIARY

Consolidated statements of operations

For the years ended December 31, 2022, and 2021

	2022	2021
Research and development expenses	$7,928,569	$4,879,177
General and administrative expenses	2,005,282	2,375,804
Operating Loss	(9,933,851)	(7,254,981)

Other Income (Expense):
Forgiveness of Paycheck Protection Program loan	294,070	404,848
Gain on reduction of accounts payable	—	320,294
Grant income	214,917	142,616
Interest expense	—	(629,286)
Interest income	57,351	—
Total Other Income, net	566,338	238,472
Net Loss	$(9,367,513)	$(7,016,509)

The accompanying notes to the consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC. AND SUBSIDIARY

Consolidated statements of Stockholders’ Equity (Deficit)

For the years ended December 31, 2022, and 2021

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Dollars	Shares	Dollars
Balances at January 1, 2021	37,246,890	$3,725	45,286,589	$4,529	$41,957,381	$(42,568,561)	$(693,489)

Issuance of preferred shares for cash	1,743,290	174	—	—	1,150,292	—	1,150,466
Issuance of preferred shares for note conversions	7,988,169	799	—	—	5,271,408	—	5,272,207
Stock compensation expense	—	—	—	—	654,529	—	470,695
Forgiveness of related party receivable	—	—	—	—	—	(205,588)	(205,587)
Net loss	—	—	—	—	—	(7,016,509)	(6,742,113)
Balances at December 31, 2021	46,978,349	$4,698	45,286,589	$4,529	$49,033,610	$(49,790,658)	$(747,821)

Issuance of preferred shares and warrants for cash	25,153,030	2,515	—	—	16,598,485	—	16,601,000
Issuance of preferred shares for stock prepayment	8,484,850	849	—	—	5,599,151	—	5,600,000
Stock compensation expense	—	—	—	—	218,275	—	218,275
Net loss	—	—	—	—	—	(9,367,513)	(9,367,513)
Balances at December 31, 2022	80,616,229	$8,062	45,286,589	$4,529	$71,449,521	$(59,158,171)	$12,303,941

The accompanying notes to the consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC. AND SUBSIDIARY

Consolidated statements of cash flows

For the years ended December 31, 2022, and 2021

	2022	2021
Cash flows from Operating activities:
Net loss	$(9,367,513)	$(7,016,509)
Adjustments to reconcile net loss to cash used in operating activities:
Accrued interest expense	—	97,020
Accretion of debt discount	—	532,266
Stock compensation expense	218,275	654,529
Depreciation and amortization	373,093	380,694
Forgiveness of Paycheck Protection Program loan	(294,070)	(404,848)
Gain on reduction in accounts payable	—	(320,294)
Changes in operating assets and liabilities:
Other current assets	(356,646)	8,311
Other noncurrent assets	70,133	228
Accounts payable and accrued expenses	1,848,469	(470,342)
Deferred rent liability	—	(24,398)
Net cash flows from operating activites	(7,508,259)	(6,563,343)

Cash flows from Investing activities:
Purchases of property and equipment	(36,277)	(3,280)
Net cash flows from investing activities	(36,277)	(3,280)

Cash flows from financing activities:
Repayment of note payable	(350,000)	—
Proceeds from Paycheck Protection Program loan	—	294,070
Proceeds from stock prepayment	—	5,600,000
Issuance of preferred stock with warrants	16,601,000	1,150,466
Net cash flows from financing activities	16,251,000	7,044,536

Net change in cash and cash equivalents	8,706,464	477,913
Cash and cash equivalents at the beginning of the year	5,546,054	5,068,141
Cash and cash equivalents at the end of the year	$14,252,518	$5,546,054

Supplemental non-cash activity
Issuance of preferred shares for stock prepayment	$5,600,000	$—
Issuance of preferred shares for note conversions	$—	$5,272,207
Forgiveness of related party receivable	$—	$205,588

The accompanying notes to the consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 1 — Description of business

Morphogenesis, Inc. is a clinical stage immuno-oncology company, headquartered in Tampa, Florida. Morphogenesis Inc.’s principal products, collectively referred to as ImmuneFx (“IFx”), are a platform of cancer vaccines that utilize both cell and gene therapies to stimulate the immune system to recognize and combat tumor cells. More specifically, IFx employs the expression of a proprietary protein, Emm55, which evokes enhanced tumor recognition and broad immune activation. This leads to a systemic and sustained response against tumor cells of the type that expressed the protein. Importantly, this mechanism of action has applicability to a wide range of cancer sub-types, and the clinical development program is, therefore, multi-pronged. In 2020, Morphogenesis Inc. completed a first human clinical trial, a Phase I trial for melanoma, at Moffitt Cancer Center in Tampa, Florida. Morphogenesis, Inc. has another Phase I trial for Merkel and Squamous cell cancer underway and is preparing to begin a Phase II trial for Merkel cell carcinoma that is expected to begin in the second half of 2023.

Note 2 — Summary of significant accounting policies

Basis for Consolidation — The consolidated financial statements are comprised of all of the accounts of Morphogenesis Inc. and Veterinary Oncology Services, a wholly owned subsidiary (collectively the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect various amounts reported in consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment — Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized straight-line over the shorter of the lease term or the estimated useful life of the asset. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was recorded for the years ended December 31, 2022, or 2021.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Grant Income — In April 2021, the Company received approval from the Department of Health and Human Services for a $400,000 grant. The grant was to conduct research for a low-cost topical immunotherapy formulation suitable for treating cervical cancer in low and middle-income countries and low resource settings in the U.S. Through December 31, 2022, the Company received reimbursements totaling $358,000 related to this grant.

Research and Development Expenses — Research and development consists of expenses incurred in connection with the discovery and development of product candidates. The Company expenses research and development costs as incurred.

Concentration of Credit Risk — The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2022, the uninsured portion of cash held by the Company was approximately $13,578,000.

Stock Compensation Expense — The Company accounts for stock-based awards to employees and nonemployees using the fair value-based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation. Fair value of each common stock option is estimated on the date of grant using the Black-Scholes valuation model. The Black-Scholes model uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatility is based on historical

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 2 — Summary of significant accounting policies (cont.)

volatility of a peer group’s common stock and other factors estimated over the expected term of the options. The expected term of the options granted is derived using the “simplified method” which computes expected term as the average of the sum of the vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield.

Common Stock Valuation — We are required to estimate the fair value of the common stock underlying our equity awards when performing fair value calculations. The fair value of the common stock underlying our equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in our equity raises. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant. In the absence of a public trading market for our common stock, on each grant date we develop an estimate of the fair value of our common stock in order to determine an exercise price for the option grants. Our determinations of the fair value of our common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of our preferred stock relative to those of our common stock.

Recent Accounting Pronouncements — In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the fiscal years beginning after December 15, 2021, with early adoption permitted. The Company has adopted this standard as of January 1, 2022, which did not result in any changes to opening stockholders’ equity balances.

Subsequent Events — The Company has evaluated subsequent events through February 17, 2023, in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Note 3 — Liquidity and management’s plans

The Company has been engaged in research and development activities related to ImmuneFx, the Company’s patented product, which will require additional investment until revenue-generating activities can begin.

The Company has historically incurred negative cash flows from operations. For the year ended December 31, 2022, the Company incurred $7.5 million of negative cash flows from operations. The Company has approximately $14.3 million of cash and cash equivalents on hand at December 31, 2022. It is expected that this will be sufficient to fund future operations, including the expanded clinical trials into the first quarter of 2024.

The Company expects to raise cash through the sale of common or preferred shares, incurring debt, obtaining grants, or commercial partnerships. However, there can be no assurance that any fundraising will be achieved or on commercially reasonable terms, if at all. As such, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from date that the financial statements were available to be issued.

Note 4 — Other current assets

Other current assets include an outstanding $100,000 note receivable from the CEO. This note originated on July 12, 2022 and matures on March 3, 2023. The note includes 3% interest payable at maturity. As of December 31, 2022, the note plus accrued interest totaled $101,424. In addition, the Company entered into an exclusivity agreement with TuHURA Biopharma in December 2022. The Company paid a negotiation fee of $200,000 to be credited against the final sale purchase price. In return the Company received an exclusivity period and certain representations, warranties, and indemnification by TuHURA. The TuHURA transaction was completed on January 26, 2023. TuHURA Biopharma is partially owned by the Company CEO, Jim Bianco. See Note 13.

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 5 — Property and equipment, net

Property and equipment, net consists of the following as of December 31:

	2022	2021
Furniture and fixtures	$170,607	$170,607
Leasehold improvements	544,628	544,629
Machinery and office equipment	1,330,053	1,293,775
Software	28,394	28,394
	2,073,682	2,037,405
Less accumulated depreciation and amortization	(1,793,359)	(1,420,266)
	$280,323	$617,139

Depreciation and amortization of property and equipment totaled approximately $373,000 and $381,000 for the years ended December 31, 2022, and 2021, respectively.

Note 6 — Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following as of December 31:

	2022	2021
Trade accounts payable	$1,915,766	$413,794
Accrued compensation	675,000	456,000
Other accrued expenses	163,677	36,180
	$2,754,443	$905,974

Note 7 — Note payable

In June 2021, the Company entered mediation and settled a dispute with a vendor regarding services performed in 2019 and 2020. The settlement resulted in the issuance of a note payable for $350,000 with no further obligations required by the Company. The note payable was less than the accrued vendor invoices, with the difference recorded as a gain on reduction in accounts payable in Other Income. The note was payable in monthly installments, with the last payment made in July 2022.

Note 8 — Paycheck Protection Program

In February 2021, the Company received loan proceeds in the amount of approximately $294,000 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loan and accrued interest were forgivable as long as the borrower uses the loan proceeds for eligible purposes. In April 2022, the Company received notice that the $294,000 loan was forgiven.

Note 9 — Income taxes

The components of the provision for income taxes are as follows:

	2022	2021
Current	$—	$—
Deferred	—	—
Total provision (benefit) for income taxes	$—	$—

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 9 — Income taxes (cont.)

As of December 31, 2022, and 2021, the Company had temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective income tax bases, measured by enacted state and federal tax rates, as follows:

	2022	2021
Deferred tax assets (liabilities):
Net operating loss carryforward	$9,594,000	$8,799,000
Accrued expenses	—	122,000
Basis differences	1,833,000	(57,000)
Stock compensation expense	549,000	493,000
Research and development credit	1,327,000	962,000
Total deferred tax assets, net	13,303,000	10,319,000
Less valuation allowance	(13,303,000)	(10,319,000)
Total net deferred tax assets	$—	$—

The following is a reconciliation of tax computed at the statutory rates to the income tax provision recognized in the consolidated financial statements for the years ended December 31:

	2022	2021
Statutory rate	$1,962,000	$1,657,000
State Tax Rate	406,000	354,000
Permanent and other items	616,000	150,000
Change in valuation allowance	(2,984,000)	(2,161,000)
	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income and projections of future taxable income over which the deferred tax assets are deductible, the Company believes that it is more likely than not that it will not be able to realize the benefits of some of these deductible differences.

At December 31, 2022, the Company has federal and state tax net operating loss carryforwards of approximately $37,854,000. Approximately $15,218,000 of the loss carryforwards will expire through 2037, unless previously utilized. The remaining $22,636,000 of loss carryforwards do not expire. Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the IRC, and similar state provisions. The Company has not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred, but believes it to be likely. The effect of an ownership change would be the imposition of an annual limitation on the use of the loss carryforwards.

Note 10 — Stockholders’ equity

On June 23,2022, the Company filed its fifth amendment to the Articles of Incorporation. The amendment was filed in order to incorporate the newly authorized Series B preferred stock and to outline the rights of Series B preferred shareholders in relation to the existing preferred Series A and A-1 shareholders. The amendment also increased authorized common shares to 300 million.

The Company has two classes of stock defined in its Amended and Restated Articles of Incorporation.

Common Stock — Holders of common stock are entitled to one vote for each share of common stock.

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 10 — Stockholders’ equity (cont.)

Preferred Stock — The Company is authorized to issue up to 150,000,000 shares of Preferred Stock based on the Articles. The Company has three classes of Preferred Stock: Series A, Series A-1, and Series B. See below for a summary of the rights and preferences for the Company’s Preferred Stock:

i.       Accrues dividends whether or not declared, are cumulative, and are payable only if declared by the Board of Directors. The Series A and Series A-1 preferred stock accrue dividends at a rate of $0.0208 and $0.0264, per annum respectively. Accrued, but unpaid Series A and A-1 dividends totaled approximately $4,292,000 as of December 31, 2022. The Series B preferred stock accrues dividends at a rate of $0.066 for the first two years. After the second anniversary, Series B stock accrues dividends at a rate of $0.0264 per annum. Accrued but unpaid Series B dividends totaled approximately $1,079,000 as of December 31, 2022.

ii.      Has liquidation preferences over common stock;

iii.     Is convertible into common stock, at the option of the holder, subject to adjustments, as defined; and

iv.      For purposes of voting, each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares are convertible to.

v.       The holders of Series A and Series A-1 Preferred Stock exclusively and voting together as a single class have the right to elect one Director of the Company.

vi.     A majority of all three classes of Preferred stock are required to amend the Articles of Incorporation or Bylaws, issue shares (unless they are junior to the Preferred stock), issue debt greater than $250,000, liquidate or dissolve the Company, or hold stock in an unaffiliated Company.

In February 2021, the Company converted a note for 7,988,000 Series A-1 preferred shares. The note holders also received a total of 3.8 million warrants to purchase common stock at a fixed price of $0.70 per share.

From June through August 2022, the Company issued Series B preferred shares and received $16.6 million for 25,153,030 Series B shares along with 18,864,773 warrants that are exercisable at a fixed price of $0.66.

As of December 31, 2022, the Company has 45,199,000 warrants outstanding, of which 8,579,000 warrants were for services performed with respect to the offerings. The remaining warrants were issued to Series A, A-1, and B preferred investors. As of December 31, 2022, no holders have elected to exercise their warrants in whole or in part.

During the last quarter of 2021, the Company received a total of $5.6 million in prepayments from investors for future shares to be authorized and issued, pending shareholder approval. Since the shares were not yet authorized, the investor payments were recorded as a current liability as of December 31, 2021. Shareholder and Board approval were finalized in February 2022, at which point the current liability was reclassified and 8.5 million shares of Series A-1 preferred shares and 4.2 million stock warrants were issued to the investors.

Note 11 — Stock option plans

Prior to 2016, the Company issued stock options in accordance with the 2003 Stock Option Plan. During 2016, the Company adopted the 2016 Stock Option Plan (the “2016 Plan”). The 2016 Plan was superseded and replaced by the 2019 Amended and Restated Option Plan that was adopted in January 2019 (the “2019 Plan” and collectively the “Stock Option Plans”). The maximum number of common stock of which may be issued under the 2019 Plan shall not exceed 20,000,000 (4,000,000 shares were allowed under the 2016 Plan).

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 11 — Stock option plans (cont.)

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all periods presented:

	2022	2021
Common stock fair value	$0.51	$0.51
Risk free interest rate	3.88% – 4.38%	0.33%
Expected dividend yield	0%	0%
Expected term	4.9 years	2.4 years
Expected stock volatility	89.2% – 89.7%	67.9%

Options outstanding had an intrinsic value of $537,000 and $739,000 as of December 31, 2022, and December 31, 2021, respectively. As of December 31, 2022, there was $765,000 of unrecognized stock compensation, which is expected to be recognized over the next 34 months.

Below is a summary of stock option activity for the years ended December 31, 2022, and 2021:

	Number of options	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at January 1, 2021	10,019,013	$0.46	5.11 years
Expired	(325,000)	$0.50
Granted	3,500,000	$0.66
Outstanding at December 31, 2021	13,194,013	$0.51	4.26 years
Expired	(350,000)	$0.50
Granted	1,440,000	$0.66
Outstanding at December 31, 2022	14,284,013	$0.53	4.01 years
Exercisable at December 31, 2022	12,734,014	$0.51	3.42 years

Note 12 — Commitments and contingencies

Lease Commitments — In December 2017, the Company entered into a facility lease for the laboratory and offices in Tampa, Florida. In August 2022, the lease term was extended for one year at the same monthly rate. The lease is now set to expire at the end of February 2024.

Future minimum lease payments under these leases are as follows:

Year ending December 31, 2023	$126,012
Year ending December 31, 2024	21,002
147,014
Interest portion of right of use liability	(8,790)
Operating lease liabilities	$138,224

Total rent expense for operating leases was approximately $189,000 and $162,000 for the years ending December 31, 2022 and 2021, respectively.

MORPHOGENESIS, INC. AND SUBSIDIARY

Notes to the financial statements

December 31, 2022, and 2021

Note 12 — Commitments and contingencies (cont.)

Employment Agreements — In August 2018, the Company signed an employment agreement with the CFO. In July 2021, the Company signed an employment agreement with the new CEO and also signed consulting agreements with the former CEO and President.

Future minimum payments under these employment and consulting agreements are as follows:

Year ending December 31, 2023	1,154,000

Note 13 — TuHURA acquisition

On January 26, 2023 the Company acquired certain assets of TuHURA Biopharma, Inc for $1.2 million in cash and 22.7 million common shares. The common shares issued to TuHURA have an estimated fair market value of $15.0 million. As security for TuHURA’s’s indemnification obligations, an aggregate of 2,424,242 of the Morphogenesis common shares will be held back for a period of one year. TuHURA had patented delta receptor technology that was licensed from Moffitt Cancer Center and West Virginia Research Institute. As a result of this transaction, Morphogenesis shall own these licenses. Morphogenesis shall owe a small annual maintenance fee to these two institutions, along with a sublicense fee if a pharmaceutical company pays cash to Morphogenesis for the TuHURA technology. Furthermore, Moffitt and West Virginia Research Institute will receive sales milestone fees based on net sales of the TuHURA technology.

MORPHOGENESIS, INC AND SUBSIDIARY
Consolidated condensed balance sheets
As of June 30, 2023 (Unaudited), and December 31, 2022

	Unaudited June 30, 2023	December 31, 2022
Assets
Current Assets:
Cash and cash equivalents	$6,222,180	$14,252,518
Other current assets	539,450	491,774
Total Current Assets	6,761,630	14,744,292
Property and equipment, net	199,972	280,323
Operating right-of-use assets	81,023	138,224
Other noncurrent assets	—	33,769
Total Assets	$7,042,625	$15,196,608

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$1,506,309	$2,754,443
Operating lease liabilities, current	81,023	117,481
Total Current Liabilities	1,587,332	2,871,924

Long-term Liabilities:
Lease liability, long term	—	20,743
Operating lease liabilities, non-current	—	20,743
Total Liabilities	1,587,332	2,892,667

Stockholders’ Equity:
Preferred stock	8,056	8,062
Common stock	6,801	4,529
Additional paid in capital	86,692,340	71,449,521
Accumulated deficit	(81,251,904)	(59,158,171)
Total Stockholders’ Equity	5,455,293	12,303,941
Total Liabilities and Stockholders’ Equity	$7,042,625	$15,196,608

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC AND SUBSIDIARY
Consolidated condensed statements of operations
For the six months ended June 30, 2023, and 2022
(Unaudited)

	June 30, 2023	June 30, 2022
Research and development expenses	$20,232,955	$2,638,026
General and administrative expenses	2,294,490	1,030,693
Operating Loss	(22,527,445)	(3,668,719)

Other Income:
Employee Retention Tax Credit	334,443	—
Forgiveness of Payroll Protection Program loan	—	294,070
Grant income	42,466	149,163
Interest income	56,803	—
Total Other Income	433,712	443,233
Net Loss	$(22,093,733)	$(3,225,486)

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC AND SUBSIDIARY
Consolidated condensed statements of stockholders’ equity (deficit)
For the six months ended June 30, 2023, and 2022
(Unaudited)

	Preferred Stock		Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Dollars	Shares	Dollars
Balances at January 1, 2022	46,978,349	$4,698	45,286,589	$4,529	$49,033,610	$(49,790,658)	$(747,821)

Issuance of preferred shares	2,425,758	243	—	—	1,600,757	—	1,601,000
Issuance of preferred shares for stock prepayment	8,484,850	848	—	—	5,599,152	—	5,600,000
Stock compensation expense	—	—	—	—	59,656	—	59,656
Net loss	—	—	—	—	—	(3,225,486)	(3,225,486)
Balances at June 30, 2022	57,888,957	$5,789	45,286,589	$4,529	$56,293,175	$(53,016,144)	$3,287,349

Balances at January 1, 2023	80,616,229	$8,062	45,286,589	$4,529	$71,449,521	$(59,158,171)	$12,303,941

Issuance of common shares for asset acquisition	—	—	22,727,272	2,272	14,997,728	—	15,000,000
Shares repurchased	(55,000)	(6)	—	—	(24,745)	—	(24,751)
Stock compensation expense	—	—	—	—	269,836	—	269,836
Net loss	—	—	—	—	—	(22,093,733)	(22,093,733)
Balances at June 30, 2023	80,561,229	$8,056	68,013,861	$6,801	$86,692,340	$(81,251,904)	$5,455,293

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC AND SUBSIDIARY
Consolidated condensed statements of cash flows
For the six months ended June 30, 2023, and 2022
(Unaudited)

	Six months ended
	June 30, 2023	June 30, 2022
Cash flows from Operating activities:
Net loss	$(22,093,733)	$(3,225,486)
Adjustments to reconcile net loss to cash used in operating activities:
Stock compensation expense	269,836	59,655
Depreciation and amortization	102,351	188,111
Forgiveness of Payroll Protection Program loan	—	(294,070)
Changes in operating assets and liabilities:
Other current assets	(47,676)	41,965
Other noncurrent assets	90,970	—
Accounts payable and accrued expenses	(1,305,335)	325,835
Write-off of in-process R&D	16,200,000	—
Net cash flows from operating activites	(6,783,587)	(2,903,990)

Cash flows from investing activities:
Cash paid for asset acquisition	(1,200,000)	—
Purchase of property and equipment	(22,000)	(5,643)
Net cash flows from investing activities	(1,222,000)	(5,643)

Cash flows from financing activities:
Shares repurchased	(24,751)	—
Payment of Note Payable	—	(300,000)
Issuance of series B preferred stock with warrants	—	1,601,000
Net cash flows from financing activities	(24,751)	1,301,000

Net change in cash and cash equivalents	(8,030,338)	(1,608,633)
Cash and cash equivalents at the beginning of the period	14,252,518	5,546,054
Cash and cash equivalents at the end of the period	$6,222,180	$3,937,421

Supplemental non-cash activity
Issuance of preferred shares for stock prepayment	$—	$5,600,000
Shares issued for asset acquisition	$15,000,000	$—

The accompanying notes to the condensed consolidated financial statements are an integral part of this statement.

MORPHOGENESIS, INC AND SUBSIDIARY
Notes to the financial statements
For the six months ended June 30, 2023, and 2022
(Unaudited)

Note 1 — Description of business

Morphogenesis, Inc. (“Morphogenesis”) is a clinical stage immuno-oncology company developing novel personalized cancer vaccine product candidates and also developing inhibitors of myeloid derived suppressor cells (“MDSCs”), to modulate their immunosuppressive effects on the tumor microenvironment. Morphogenesis’ technologies are designed to overcome primary and acquired resistance to checkpoint inhibitors or cellular therapies like CAR T in the treatment of cancer.

Morphogenesis has developed Immune FxTM (“IFx”), as a personalized cancer vaccine technology designed to “trick” the body’s immune system to attack tumor cells by making tumor cells look like bacteria and to thereby harness the natural power of innate immunity by leveraging natural mechanisms conserved throughout evolution to recognize threats from foreign pathogens like bacteria or viruses. Morphogenesis’ personalized cancer vaccine product candidates are delivered either via intratumoral injection (in the case of the company’s pDNA vaccine product candidate) or tumor targeted via intravenous or autologous whole-cell administration (in the case of the company’s mRNA vaccine product candidate).

In addition to its cancer vaccine product candidates, Morphogenesis is using its Delta receptor technology to develop small molecule or bifunctional antibody drug conjugates (“ADCs”) designed to inhibit the immune suppressing effects of MDSCs on the tumor microenvironment to prevent T cell exhaustion and acquired resistance to checkpoint inhibitors. Its Delta receptor technology was acquired in January 2023 when Morphogenesis acquired the intellectual property assets of TuHURA Biopharma, Inc.

Pending Transaction — On May 22, 2023, Morphogenesis entered into an Agreement and Plan of Merger with CohBar, Inc., a Delaware corporation publicly traded on Nasdaq and Chimera MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of CohBar. Upon completion of the merger, pre-merger equityholders of Morphogenesis will own a majority of the outstanding shares of the combined company. After the completion of the merger, it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “HURA.” During the six months ended June 30, 2023, the Company (as defined below) has incurred $893,000 in legal and other transaction expenses related to the merger.

Note 2 — Summary of significant accounting policies

Basis for Consolidation — The consolidated financial statements are comprised of all of the accounts of Morphogenesis and Veterinary Oncology Services, a wholly owned subsidiary of Morphogenesis (collectively the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates — The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect various amounts reported in consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment — Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally five to seven years). Leasehold improvements are amortized straight-line over the shorter of the lease term or the estimated useful life of the asset. Property and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was recorded for the period ended June 30, 2023, nor the year ended December 31, 2022.

Lease Accounting — In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the lease recognition requirements in ASC Topic 840, Leases. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases, along with additional qualitative and

MORPHOGENESIS, INC AND SUBSIDIARY
Notes to the financial statements
For the six months ended June 30, 2023, and 2022
(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

quantitative disclosures. ASU 2016-02 is effective for the fiscal years beginning after December 15, 2021, with early adoption permitted. The Company has adopted this standard as of January 1, 2022, which did not result in any changes to opening stockholders’ equity balances.

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Grant Income — In April 2021, the Company received approval from the Department of Health and Human Services for a $400,000 grant. The grant was to conduct research for a low-cost topical immunotherapy formulation suitable for treating cervical cancer in low and middle-income countries and low resource settings in the U.S. The Company received a final grant payment in May 2023 totaling approximately $40,000.

Research and Development Expenses — Research and development consists of expenses incurred in connection with the discovery and development of product candidates. The Company expenses research and development costs as incurred.

Concentration of Credit Risk — The Company maintains cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of June 30, 2023, the uninsured portion of cash held by the Company was approximately $651,000.

Stock Compensation Expense — The Company accounts for stock-based awards to employees and nonemployees using the fair value-based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation. Fair value of each common stock option is estimated on the date of grant using the Black-Scholes valuation model. The Black-Scholes model uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Expected volatility is based on historical volatility of a peer group’s common stock and other factors estimated over the expected term of the options. The expected term of the options granted is derived using the “simplified method” which computes expected term as the average of the sum of the average vesting term plus the contract term. The risk-free rate is based on the U.S. Treasury yield.

Common Stock Valuation — The Company is required to estimate the fair value of the common stock underlying its equity awards when performing fair value calculations. The fair value of the common stock underlying its equity awards was determined on each grant taking into account input from management and taking into account the pricing offered in its equity raises. All options to purchase shares of its common stock are intended to be granted with an exercise price per share no less than the fair value per share of its common stock underlying those options on the date of grant, based on the information known to the Company on the date of grant. In the absence of a public trading market for its common stock, on each grant date the Company develops an estimate of the fair value of its common stock in order to determine an exercise price for the option grants. The Company’s determinations of the fair value of its common stock were made by considering the prices of preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of its preferred stock relative to those of its common stock.

Business Combinations and Asset Acquisitions — The Company accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, and liabilities assumed be recorded at the date of acquisition at their respective fair values if the acquisition meets the definition of a business combination. If the acquisition does not meet the definition of a business combination, then it is accounted for as an asset acquisition and the purchase consideration is allocated to the acquired assets.

MORPHOGENESIS, INC AND SUBSIDIARY
Notes to the financial statements
For the six months ended June 30, 2023, and 2022
(Unaudited)

Note 2 — Summary of significant accounting policies (cont.)

ASC 805, Business Combinations, provides a model for determining whether an acquisition represents a business combination. In order to be a business, the integrated set of activities of the acquired entity needs to have an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired entity must also pass the “Screen Test” which involves determining whether the acquisition represents an in-substance asset acquisition based on whether the fair value of the gross assets acquired is “substantially all” concentrated in a single asset or group of similar assets. This evaluation excludes certain acquired assets such as cash, deferred taxes, and goodwill associated with deferred taxes, but includes all other gross assets, including any consideration transferred in excess of the identified assets

Subsequent Events — The Company has evaluated subsequent events through August 16, 2023 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

Note 3 — Liquidity and management’s plans

The Company has been engaged in research and development activities related to IFx, the Company’s patented product, which will require additional investment until revenue-generating activities can begin.

The Company has historically incurred negative cash flows from operations. For the six months ended June 30, 2023, the Company incurred $6.8 million of negative cash flows from operations. The Company has approximately $6.2 million of cash and cash equivalents on hand at June 30, 2023. It is expected that this will be sufficient to fund future operations, including the expanded clinical trials into the fourth quarter of 2023.

The Company expects to raise cash through the sale of common or preferred shares, obtaining grants, or commercial partnerships. However, there can be no assurance that any fundraising will be achieved or on commercially reasonable terms, if at all. As such, there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months from date that the financial statements were available to be issued.

Note 4 — Property and equipment, net

Property and equipment, net consists of the following as of June 30, 2023, and December 31, 2022:

	Unaudited
	June 30, 2023	December 31, 2022
Furniture and fixtures	$170,607	$170,607
Leasehold improvements	544,628	544,628
Machinery and office equipment	1,330,053	1,330,053
Software	50,394	28,394
	2,095,682	2,073,682
Less accumulated depreciation and amortization	(1,895,710)	(1,793,359)
	$199,972	$280,323

Depreciation and amortization of property and equipment totaled approximately $102,000 and $188,000 for the six months ending June 30, 2023, and 2022, respectively.

MORPHOGENESIS, INC AND SUBSIDIARY
Notes to the financial statements
For the six months ended June 30, 2023, and 2022
(Unaudited)

Note 5 — Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following as of June 30, 2023, and December 31, 2022:

	Unaudited
	June 30, 2023	December 31, 2022
Trade accounts payable	$406,826	$1,915,766
Accrued compensation	534,996	675,000
Other accrued expenses	564,487	163,677
	$1,506,309	$2,754,443

Note 6 — Stockholders’ equity

The Company has two classes of stock defined in its Amended and Restated Articles of Incorporation.

Common Stock — Holders of common stock are entitled to one vote for each share of common stock.

Preferred Stock — The Company is authorized to issue up to 150,000,000 shares of Preferred Stock based on the Articles. The Company has three classes of Preferred Stock: Series A, Series A-1, and Series B. See below for a summary of the rights and preferences for the Company’s Preferred Stock:

i.       Accrues dividends whether or not declared, are cumulative, and are payable only if declared by the Board of Directors. The Series A and Series A-1 Preferred Stock accrue dividends at a rate of $0.0208 and $0.0264, per annum respectively. Accrued, but unpaid Series A and A-1 dividends totaled approximately $4,926,000 as of June 30, 2023. The Series B Preferred Stock accrues dividends at a rate of $0.066 for the first two years. After the second anniversary, Series B Preferred Stock accrues dividends at a rate of $0.0264 per annum. Accrued but unpaid Series B dividends totaled approximately $2,326,000 as of June 30, 2023.

ii.      Has liquidation preferences over common stock;

iii.     Is convertible into common stock, at the option of the holder, subject to adjustments, as defined; and

iv.      For purposes of voting, each holder of outstanding shares of Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares are convertible to.

v.       The holders of Series A and Series A-1 Preferred Stock exclusively and voting together as a single class have the right to elect one Director of the Company.

vi.     A majority of all three classes of Preferred stock are required to amend the Articles of Incorporation or Bylaws, issue shares (unless they are junior to the Preferred stock), issue debt greater than $250,000, liquidate or dissolve the Company, or hold stock in an unaffiliated Company.

As of June 30, 2023, the Company has 45,186,000 warrants outstanding, of which 8,579,000 warrants were for services performed with respect to historical offerings. The remaining warrants were issued to Series A, A-1, and B preferred investors. As of June 30, 2023, no holders have elected to exercise their warrants in whole or in part.

MORPHOGENESIS, INC AND SUBSIDIARY
Notes to the financial statements
For the six months ended June 30, 2023, and 2022
(Unaudited)

Note 7 — Stock option plans

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant. The assumptions employed in the calculation of the fair value of share-based compensation expense were calculated as follows for all periods presented:

Below is a summary of stock option activity for the year ended December 31, 2022, and period ending June 30, 2023:

	Number of options	Weighted Average Exercise Price	Weighted Average Contractual Life
Outstanding at January 1, 2022	13,194,013	$0.51	4.26 years
Expired	(350,000)	$0.50
Granted	1,440,000	$0.66
Outstanding at December 31, 2022	14,284,013	$0.51	4.01 years
Expired	—
Granted	1,571,350	$0.66
Outstanding at June 30, 2023	15,855,363	$0.54	4.13 years
Excercisable at June 30, 2023	13,287,041	$0.52	3.08 years

Options outstanding had an intrinsic value of $732,000 and $537,000 as of June 30, 2023 and December 31, 2022, respectively. As of June 30, 2023, there was $834,000 of unrecognized stock compensation, which will be recognized over the next three years.

Note 8 — Commitments and contingencies

Lease Commitments — The Company leases facilities under non-cancelable operating leases for the laboratory and offices in Tampa, Florida. The current lease expires in February 2024 and may be renewed through 2027.

Future minimum lease payments under these leases are as follows:

Year ending December 31, 2023	$63,006
Year ending December 31, 2024	21,002
Interest portion of right of use liability	(2,985)
Operating lease liabilities	$81,023

Total lease expense was approximately $94,000 and $81,000 for the six months ending June 30, 2023 and 2022, respectively.

Employment Agreements — In July 2021, the Company signed a consulting agreement with the former CEO and President. In May 2023, the Company signed employment agreements with the CEO and CFO.

Future minimum payments under these employment and consulting agreements are as follows:

Year ending December 31, 2023	$668,500
Year ending December 31, 2024	803,000
Year ending December 31, 2025	401,500
$1,873,000

MORPHOGENESIS, INC AND SUBSIDIARY
Notes to the financial statements
For the six months ended June 30, 2023, and 2022
(Unaudited)

Note 9 — Asset purchase

On January 26, 2023, the Company acquired certain assets of TuHURA Biopharma, Inc. (“TuHURA”) for $1.2 million in cash and 22.7 million common shares. Dr. Bianco, President, Chief Executive Officer, and a director of the Company, was also the Chief Executive Officer and majority shareholder of TuHURA at the time of the acquisition of certain of its assets by the Company. TuHURA had patented delta receptor technology that was licensed from Moffitt Cancer Center and West Virginia Research Institute. As a result of this transaction, the Company shall own these licenses.

The common shares issued to TuHURA have an estimated fair market value of $15.0 million, or $0.66 per share. In determining the fair value of the common shares issued to TuHURA, the Company took into account the $0.66 price per share paid for shares of the Company’s Series B Preferred Stock and warrants in a capital raise that occurred approximately 6 months prior to the TuHURA asset acquisition. At the time of the Series B capital raise, the implied value per common share was approximately $0.50 to $0.55. Since that Series B capital raise, both parties considered the significant milestones achieved by the Company. These milestones included adding two new prominent independent Board members, adding five new patients into the Company’s Phase 1b trial and expanding the trial by eleven additional patients, the progression of discussions with the FDA on the development of a Phase 2/3 protocol for a trial for Advanced Metastatic Merkel Cell Carcinoma (MCC), hiring a Vice President of Clinical Operations and a Vice President of Regulatory Affairs, finalizing the selection of a contract research organization (CRO) to conduct the upcoming Phase 2/3 MCC trial, and making critical advancements in manufacturing and assay work for the planned Phase 2/3 MCC trial. As a result of these achievements, both parties agreed that the Company’s common shares had increased to a value of $0.66 at the time of the TuHURA transaction.

The Company has evaluated the acquired assets and does not believe they meet the definition of a business as defined within ASC Topic 805. Additionally, the Company believes that substantially all of the fair value of the gross assets acquired in the asset purchase is concentrated in a single identifiable asset or group of similar identifiable assets. As such, the asset purchase has been accounted for as an asset acquisition. As the underlying asset is in-process research and development, the Company immediately expensed these amounts in accordance with FASB ASC Topic 730.

The licenses require payment of annual maintenance fees of no more than $105,000 to Moffitt Cancer Center and West Virginia Research Institute. As certain clinical milestones are met, the Company shall owe additional fees, ranging from $187,500 upon a Phase 1 trial initiation to $1,250,000 upon FDA approval. In addition, if there is a change of control, the Company shall owe 25% of the transaction fee that was paid to the investment bank. If the Company enters into a sublicense of the technology, these institutions shall receive a low double-digit percentage of the sublicense income. There are single digit royalties on net sales of products that use the patented technology, along with minimum royalties if minimum sales targets are not reached. If certain clinical trial milestones are not reached within a certain period, without being extended by the Company, then Moffitt has the right to terminate the license agreement.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

COHBAR, INC.,

CHIMERA MERGECO, INC.

and

MORPHOGENESIS, INC.

Dated as of May 22, 2023

Annex A-i

Annex A-ii

EXHIBITS

Exhibit A-1	Form of Parent Support Agreement
Exhibit A-2	Form of Company Support Agreement
Exhibit B	Form of Lock-Up Agreement
Exhibit C	Form of Stock Purchase Agreement
Exhibit D	Illustrative Calculation of Exchange Ratio
Exhibit E	Form of CVR Agreement

Annex A-iii

INDEX OF DEFINED TERMS

Definition	Location
2023 Incentive Plan	6.8(a)
AAA	6.16(e)
Acceptable Confidentiality Agreement	9.5(a)
Accounting Firm	6.16(e)
Acquisition Inquiry	9.5(b)
Acquisition Proposal	9.5(c)
Acquisition Transaction	9.5(d)
Action	4.9
Affiliate	9.5(e)
Aggregate Valuation	3.1(a)(i)
Agreement	Preamble
Allocation Certificate	6.20
Anticipated Closing Date	9.5(f)
Assumed Option	3.2(a)
Book-Entry Shares	3.3(d)
Business Day	9.5(g)
Cash and Cash Equivalents	9.5(h)
Catch-Up Dividend	3.7
Closing	2.3
Closing Date	2.3
COBRA	4.12(c)(iv)
Code	Recitals
Company	Preamble
Company Allocation Percentage	3.1(a)(ii)
Company Audited S-4 Financial Statements	6.6(e)
Company Balance Sheet	4.6(b)
Company Board	4.4(b)
Company Board Adverse Recommendation Change	6.7(d)
Company Board Recommendation	6.7(c)
Company Bylaws	4.1(b)
Company Capitalization Representations	9.5(i)
Company Charter	4.1(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Equity Plan	3.2(a)
Company Financial Statements	4.6(a)
Company Fundamental Representations	9.5(j)
Company Interim Financial Statements	4.6(a)
Company Interim S-4 Financial Statements	6.6(e)
Company Merger Shares	3.1(a)(iii)
Company Option	3.2(a)
Company Outstanding Shares	3.1(a)(iv)
Company Owned IP	9.5(k)
Company Plans	4.12(a)
Company Preferred Stock	4.2(a)
Company Products	4.11(c)
Company Registered IP	4.19(a)
Company Required S-4 Information	6.6(d)
Company S-4 Financial Statements	6.6(e)

Annex A-iv

Definition	Location
Company Stock Awards	4.2(b)
Company Stockholder Approval	Recitals
Company Stockholder Written Consent	6.7(a)
Company Triggering Event	9.5(l)
Company Valuation	3.1(a)(v)
Company Warrant	3.2(b)
Concurrent Investment	Recitals
Confidentiality Agreement	9.5(m)
Contract	4.5(a)
Contract Rights	3.7
control	9.5(n)
Covered Person	5.2(d)
CVR	3.6(a)
CVR Agreement	3.6(a)
CVR Distribution	3.6(a)
D&O Indemnified Parties	6.10(a)
DGCL	Recitals
Dispute Notice	6.16(b)
Disqualifying Event	5.2(d)
Dissenting Shares	3.5
Effective Time	2.4
End Date	8.1(b)
Environmental Law	4.14(b)
ERISA	4.12(a)
Exchange Act	4.5(b)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(a)
Exchange Ratio Statement	6.16(a)
Excluded Shares	3.1(c)
FDA	4.11(c)
FDA Ethics Policy	4.11(i)
FDCA	4.11(d)
Form S-4	6.6(a)
GAAP	4.6(a)
Governmental Entity	4.5(b)
Hazardous Substance	4.14(c)
Health Care Laws	9.5(o)
Indebtedness	9.5(p)
Intellectual Property	9.5(q)
Intended Tax Treatment	Recitals
IRS	4.12(a)
IT Systems	4.19(g)
Key Employee	9.5(r)
knowledge	9.5(s)
Law	4.5(a)
Liens	4.5(a)
Lock-Up Agreements	Recitals
Material Adverse Effect	4.1(a)
Material Contracts	4.16(a)

Annex A-v

Definition	Location
Measurement Date	5.2(a)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Filings	2.4
Merger Sub	Preamble
Nasdaq	9.5(t)
Nasdaq Listing Application	6.12
Nasdaq Reverse Split	9.5(u)
Notice Period	6.7(d)
Ordinary Course Agreement	4.15(g)
Ordinary Course of Business	9.5(v)
Parent	Preamble
Parent Allocation Percentage	3.1(a)(vi)
Parent Board	5.4(b)
Parent Board Adverse Recommendation Change	6.8(c)
Parent Board Recommendation	6.8(b)
Parent Capitalization Representations	9.5(w)
Parent Closing Cash	9.5(x)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Fundamental Representations	9.5(y)
Parent IT Systems	5.19(d)
Parent Legacy Assets	9.5(z)
Parent Legacy Transaction	6.1(c)
Parent Material Adverse Effect	5.1(a)
Parent Material Contracts	5.16(a)
Parent Notice Period	6.8(c)
Parent Options	5.2(a)
Parent Outstanding Shares	3.1(a)(vii)
Parent Owned IP	9.5(aa)
Parent Plans	5.12(a)
Parent Preferred Stock	5.2(a)
Parent Products	5.11(c)
Parent Registered IP	5.19(a)
Parent SEC Documents	5.6(a)
Parent Stockholder Approval	9.5(bb)
Parent Stockholder Matters	6.8(a)
Parent Stockholder Meeting	6.8(a)
Parent Triggering Event	9.5(cc)
Parent Valuation	3.1(a)(viii)
Parent Warrants	5.2(a)
PBGC	4.12(c)(iii)
Pension Plan	4.12(b)
Permits	4.10
Permitted Alternative Agreement	9.5(dd)
Permitted Liens	4.18(a)
Person	9.5(ee)
Personal Information	4.19(h)
Post-Closing Parent Shares	3.1(a)(ix)
Pre-Closing Period	6.1(a)

Annex A-vi

Definition	Location
Privacy Laws	4.19(h)
Proxy Statement	6.6(a)
Registration Statement	6.6(a)
Replacement Warrant	3.2(b)
Representative	9.5(ff)
Required Parent Stockholder Proposals	6.8(a)
Response Date	6.16(b)
Rights Agent	3.6(b)
Safety Notices	4.11(g)
Sarbanes-Oxley Act	5.6(a)
SEC	9.5(gg)
SEC Documents	6.21
Securities Act	4.5(b)
Shared Expenses	8.3(a)
Stock Dividend	6.23
Stock Purchase Agreement	Recitals
Stockholder Notice	6.7(b)
Subsequent Transaction	9.5(hh)
Subsidiary	9.5(ii)
Superior Offer	9.5(jj)
Surviving Company	2.2
Takeover Laws	4.20
Tax Action	4.15(d)
Tax Return	9.5(kk)
Taxes	9.5(ll)
Termination Fee	8.3(b)
Trade Secrets	9.5(q)
Transaction Expenses	9.5(mm)
Transaction Litigation	6.9(b)
TuHURA APA	3.1(a)(x)
Unaccounted Shares	3.7
WARN Act	4.13(d
Wind-Down Activities	9.5(nn)

Annex A-vii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 22, 2023, by and among CohBar, Inc., a Delaware corporation (“Parent”), Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Morphogenesis, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent;

WHEREAS, for United States federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and in the event that the former stockholders of the Company, including stockholders that participate in the Concurrent Investment (as defined below) are in “control” of Parent immediately after the Effective Time within the meaning of Section 368(c) of the Code, shall also qualify as an exchange of shares of Company Common Stock for shares of Parent Common Stock within the meaning of Section 351(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the Board of Directors of the Company has deemed it advisable and in the best interests of the Company and its stockholders that the Company engage in the Merger and the transactions contemplated by this Agreement;

WHEREAS, the Board of Directors of the Company has unanimously approved this Agreement and the Merger, with the Company continuing as the Surviving Company (as defined below), after the Effective Time (as defined below), pursuant to which each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) shall be converted into the right to receive a number of shares of common stock, par value $0.001 per share, of Parent (the “Parent Common Stock”) equal to the Exchange Ratio (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Merger Sub is a newly incorporated Delaware corporation that is wholly owned by Parent, and has been formed for the sole purpose of effecting the Merger;

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have each approved this Agreement and the Merger;

WHEREAS, Parent, Merger Sub and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of Parent listed on Section A-1 of the Parent Disclosure Letter have entered into Parent Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-1, pursuant to which such holders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of Parent in favor of the Parent Stockholder Matters;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Letter have entered into Company Support Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A-2, pursuant to which such holders have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of capital stock of the Company in favor of the adoption of this Agreement and the transactions contemplated thereby;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company will execute lock-up agreements in the form attached hereto as Exhibit B (the “Lock-Up Agreements”);

Annex A-1

WHEREAS, it is expected that no later than the second (2nd) Business Day after the Registration Statement is declared effective under the Securities Act, the holders of shares of capital stock of the Company sufficient to adopt and approve this Agreement and the transactions contemplated hereby as required under the DGCL and the Company’s certificate of incorporation and bylaws, including (i) the holders of at least a majority of the outstanding shares of Company Common Stock, (ii) the holders of at least a majority of the outstanding shares of Company Preferred Stock, voting on an aggregate basis and (iii) the holders of at least a majority of the outstanding shares of each series of Company Preferred Stock, voting as each individual series, will execute and deliver an action by written consent adopting this Agreement and approving the transactions contemplated hereby, in form and substance reasonably acceptable to Parent (the “Company Stockholder Approval”); and

WHEREAS, concurrent with the execution of this Agreement, K&V Investment Two, LLC has entered into a stock purchase agreement in substantially the form attached hereto as Exhibit C (the “Stock Purchase Agreement”), pursuant to which K&V Investment Two, LLC has agreed, subject to the terms and conditions set forth therein, to subscribe and purchase shares of Parent Common Stock representing aggregate gross proceeds to Parent of not less than $15,000,000, with the consummation of such purchase to occur concurrently with the Closing (the “Concurrent Investment”).

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
CERTAIN GOVERNANCE MATTERS

Section 1.1 Parent Matters.

(a)         Parent Certification of Incorporation. As of the Effective Time, the Certificate of Incorporation of Parent shall be identical to the Certificate of Incorporation of Parent immediately prior to the Effective Time, until thereafter amended in accordance with its terms and as provided by applicable Law; provided, however, that at the Effective Time, subject to obtaining the Parent Stockholder Approval, Parent shall file an amendment to its Certificate of Incorporation to (i) change the name of Parent to “TuHURA Biosciences, Inc.”, (ii) effect the Nasdaq Reverse Split and/or increase the number of authorized shares of Parent Common Stock (to the extent applicable and necessary) and (iii) make such other changes as are mutually agreeable to Parent and the Company.

(b)         Parent Bylaws. As of the Effective Time, the Bylaws of Parent shall be identical to the Bylaws of Parent immediately prior to the Effective Time, until thereafter amended in accordance with their terms and as provided by applicable Law; provided, however, that the Bylaws shall include such changes as are mutually agreeable to Parent and the Company.

(c)         Parent Board of Directors. The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Parent Board immediately prior to the Effective Time) so that, as of the Effective Time, the number of directors that comprise the full Parent Board shall be seven (7), with five (5) individuals to be designated by the Company and two (2) individuals to be designated by Parent, with such designations to be made by the respective party so entitled no later than twenty (20) days after the date hereof.

(d)         Parent Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of Parent immediately after the Effective Time.

Section 1.2 Surviving Company Matters.

(a)         Surviving Company Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Company shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company), until thereafter amended in accordance with applicable Law.

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(b)         Surviving Company Bylaws. At the Effective Time, the Bylaws of the Surviving Company shall be amended to read in their entirety as the Bylaws of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Company), until thereafter amended in accordance with applicable Law.

(c)         Surviving Company Directors and Officers. The directors and officers of the Company immediately prior to the Effective Time shall the be directors and officers of the Surviving Company immediately after the Effective Time, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Company.

Article II
THE MERGER

Section 2.1 Incorporation of Merger Sub. Parent has caused Merger Sub to be incorporated under the laws of the State of Delaware.

Section 2.2 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent.

Section 2.3 Closing. The closing of the Merger (the “Closing”) shall take place as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VII, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other date, time or place as agreed to in writing by Parent and the Company, remotely by electronic exchange of documents. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4 Effective Time. Upon the terms and subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger meeting the applicable requirements of the DGCL (the “Merger Filing”) relating to the Merger to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and in such form as is reasonably satisfactory to both Parent and the Company. The Merger shall become effective at the later of the times of acceptance of the Merger Filing with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time which the parties hereto shall have agreed and designated in the Merger Filing as the effective time of the Merger (the “Effective Time”).

Section 2.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Article III
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT COMPANIES;
EXCHANGE OF CERTIFICATES

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Parent, Merger Sub or the Company:

(a)         Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares or Dissenting Shares) shall thereupon be converted into and become exchangeable for a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(c), without interest. For the avoidance of doubt, as of the Effective Time, no shares of the capital stock of the Company shall be outstanding other than the Company Common Stock. For purposes of this Agreement, the “Exchange Ratio” shall

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mean, subject to Section 3.1(e), the ratio (rounded to four decimal places) equal to the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

(i)          “Aggregate Valuation” means the sum of (A) the Company Valuation, plus (B) the Parent Valuation.

(ii)         “Company Allocation Percentage” means the quotient (rounded to four decimal places) determined by dividing (A) the Company Valuation by (B) the Aggregate Valuation.

(iii)        “Company Merger Shares” means the product determined by multiplying (A) the Post-Closing Parent Shares by (B) the Company Allocation Percentage.

(iv)        “Company Outstanding Shares” means, subject to Section 3.1(e), the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted-to-Company Common Stock basis, assuming, without limitation or duplication, (A) the exercise of all Company Options (as defined below) and Company Warrants (as defined below) outstanding as of immediately prior to the Effective Time and (B) the issuance of shares of Parent Common Stock in respect of all other options, warrants or rights to receive such shares that will be outstanding immediately after the Effective Time (including, for the avoidance of doubt, any shares of Company Common Stock issued or issuable in respect of the Holdback Share Consideration (as defined in the TuHURA APA), assuming all 2,424,242 shares of Company Common Stock are payable by the Company under the TuHURA APA).

(v)         “Company Valuation” means $130,600,000.

(vi)        “Parent Allocation Percentage” the quotient (rounded to four decimal places) determined by dividing (A) the Parent Valuation by (B) the Aggregate Valuation.

(vii)       “Parent Outstanding Shares” means, subject to Section 3.1(e) and after giving effect to the Stock Dividend, the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully diluted and as-converted-to-Parent Common Stock basis, and assuming the exercise (using the treasury stock method determined by excluding out-of-the-money options and warrants) of options and warrants, and other derivative rights of Parent. Notwithstanding any of the foregoing, any options and warrants of Parent with an exercise price equal to, or greater than, $2.00 per share (subject to Section 3.1(e)) shall not be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

(viii)      “Parent Valuation” means $25,000,000.

(ix)        “Post-Closing Parent Shares” means the quotient determined by dividing (A) the Parent Outstanding Shares by (B) the Parent Allocation Percentage.

(x)         “TuHURA APA” means that certain Asset Purchase Agreement, dated as of January 26, 2023, between TuHURA Biopharma Inc. and the Company.

For the avoidance of doubt and for illustrative purposes only, a sample “Exchange Ratio” calculation is attached hereto as Exhibit D.

(b)         At the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, shares of Parent Common Stock, if any, owned by the Surviving Company shall be surrendered to Parent without payment therefor.

(c)         Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d)         Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Company.

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(e)         For purposes of calculating the Company Outstanding Shares and Parent Outstanding Shares, the calculation of the Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split (including the Nasdaq Reverse Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio), stock dividend (other than the Stock Dividend) or distribution of securities convertible into Company Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification or other like change with respect to the Company Common Stock or Parent Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this Section 3.1(e) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2 Treatment of Options and Warrants.

(a)         At the Effective Time, each outstanding option (each, a “Company Option”) to purchase shares of Company Common Stock granted under the Company’s Amended and Restated Equity Incentive Plan adopted on January 13, 2019 (the “Company Equity Plan”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted, at the Effective Time, into an option to purchase shares of Parent Common Stock (an “Assumed Option”), on the same terms and conditions (including any forfeiture and post-termination exercise provisions, but not taking into account any accelerated vesting provided for in the Company Equity Plan or in the related award document by reason of the transactions contemplated hereby) as were applicable to such Company Option as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Assumed Option shall be equal to (i) the number of shares of Company Common Stock subject to each Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, and such Assumed Option shall have an exercise price per share equal to: (i) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Option divided by (ii) the Exchange Ratio; provided, that in the case of any Company Option to which Section 421 of the Code applies as of the Effective Time (taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 of the Code, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Code; provided further, that in the case of any Company Option to which Section 409A of the Code applies as of the Effective Time, the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Code in order to avoid the imposition of any additional Taxes thereunder.

(b)         Each warrant entitling the holder to purchase shares of Company Common Stock (each, a “Company Warrant”) issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become exchangeable for a warrant of like tenor entitling the holder to purchase shares of Parent Common Stock (each, a “Replacement Warrant”) that complies with and satisfies the applicable terms and conditions of the applicable warrant agreement between the Company and the holder of the Company Warrant and providing that such Replacement Warrant shall be exercisable for a number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock that would have been issuable upon exercise of the Company Warrant and (ii) the Exchange Ratio, and such Replacement Warrant shall have an exercise price per share equal to: (i) the exercise price per share of Company Common Stock otherwise purchasable pursuant to such Company Warrant, divided by (ii) the Exchange Ratio.

(c)         Prior to the Effective Time, the Company shall take all action necessary for the adjustment of the Company Options and Company Warrants under this Section 3.2 (including, but not limited to, with respect to the Company Options, the waiver of any provisions providing for accelerated vesting by reason of the transactions contemplated hereby). The Company shall make commercially reasonable efforts to ensure that, as of the Effective Time, no holder of a Company Option (or former holder of a Company Option) or a participant in the Company Equity Plan or any holder of a Company Warrant (or former holder of a Company Warrant) shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Company or any of their Subsidiaries, or any other equity interest therein.

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(d)         As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock, on an as-converted basis, subject to the Assumed Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed Options remain outstanding.

Section 3.3 Exchange and Payment.

(a)         Promptly after the Effective Time, Parent shall cause a bank or trust company designated by Parent (the “Exchange Agent”) to issue and send to each holder of shares of Company Common Stock, other than with respect to Excluded Shares or Dissenting Shares, (1) that number of whole shares of Parent Common Stock to which such holder of shares of Company Common Stock shall have become entitled pursuant to the provisions of Section 3.1(a) (which shall be in book-entry form unless a physical certificate is requested), and (2) any dividends or other distributions payable pursuant to Section 3.3(c). No interest will be paid or accrued on any unpaid dividends and distributions, if any, payable to holders of shares of Company Common Stock. Each share of Company Common Stock shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 3.3(c). All book-entry shares of Parent Common Stock, certificates representing shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b)         If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the share of Company Common Stock is registered, it shall be a condition of payment that such share of Company Common Stock shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such share of Company Common Stock or shall have established to the satisfaction of Parent that such Tax is not applicable.

(c)         Notwithstanding anything in the foregoing to the contrary, other than the CVRs (as defined below), any Catch-Up Dividend and the Stock Dividend, holders of shares of Company Common Stock who are entitled to receive shares of Parent Common Stock under this Article III shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 3.3(a), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.3(a) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.3(a) payable with respect to such whole shares of Parent Common Stock.

(d)         The Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(c) in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, transfer is sought for uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”), such Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(e)         Fractional shares of Parent Common Stock otherwise issuable upon consummation of the Merger shall be rounded up or down to the nearest whole share. Any fractional shares of Parent Common Stock a holder of shares of Company Common Stock upon the conversion of shares of Company Common Stock would otherwise be entitled to receive shall be aggregated together first and prior to eliminating fractional shares.

(f)          Any portion of the Exchange Fund that remains undistributed or unallocated to the holders of Book-Entry Shares six months after the Effective Time shall be delivered to the Surviving Company, upon demand, and any remaining holders of Book-Entry Shares (except to the extent representing Excluded Shares or Dissenting Shares) shall thereafter look only to the Surviving Company, as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 3.3(c) (subject to abandoned property, escheat or other similar laws), without interest.
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(g)         None of Parent, the Surviving Company, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Book-Entry Shares shall not have been allocated their Merger Consideration prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Common Stock) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h)         The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

Section 3.4 Withholding Rights. Parent, Merger Sub, the Surviving Company and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of shares of Company Common Stock or otherwise pursuant to this Agreement (including the CVR Agreement) such amounts as Parent, Merger Sub, the Surviving Company or the Exchange Agent reasonably determines it is required to deduct and withheld under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and are remitted to the applicable Taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.5 Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, each share of the Company Common Stock (other than Excluded Shares) outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such shares of the Company Common Stock in accordance with Section 262 of the DGCL (“Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive a portion of the Merger Consideration unless and until such holder fails to perfect or withdraws or otherwise loses such holder’s right to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder’s right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.1(a), without interest. The Company shall give Parent (a) prompt notice of any demands received by the Company for appraisal of any shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time, attempted written withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights to appraisal with respect to the Merger and (b) the opportunity to participate in all negotiations and proceedings with respect to any exercise of such appraisal rights under the DGCL. The Company shall not, except with the prior written consent of Parent, which shall not be unreasonably withheld, conditioned or delayed, voluntarily make any payment with respect to any demands for payment of fair value for capital stock of the Company, offer to settle or settle any such demands or approve any withdrawal of any such demands.

Section 3.6 Contingent Value Right.

(a)         Prior to the Effective Time, the Board of Directors of Parent shall declare a distribution (the “CVR Distribution”) to the holders of Parent Common Stock and the holders of certain warrants to acquire Parent Common Stock that are entitled to the CVR Distribution, in each case, of record as of immediately prior to the Effective Time of the right to receive, less applicable withholding taxes, one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholder as of such date (or, in the case of certain warrants to acquire Parent Common Stock that are entitled to the CVR Distribution, each share of Parent Common Stock for which such warrant is exercisable), with each such CVR representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement in the form attached hereto as Exhibit E (the “CVR Agreement”). The record date for the CVR Distribution shall be the close of business on the Business Day immediately prior to the Closing Date (or such other date before the Closing Date so that the CVR Distribution will be made to stockholders and certain warrant holders of Parent immediately prior to the Effective Time) and the payment date for which shall be three (3) Business Days after the Effective Time; provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time (and, for the avoidance of doubt, Parent

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Stockholder Approval); provided, further, that Parent shall issue and make additional distributions of CVRs to the holders, as of immediately prior to the Effective Time, of certain warrants to acquire Parent Common Stock from time to time to the extent such warrant holders become entitled to such distributions in accordance with the terms of such warrants.

(b)         Parent and a rights agent to be appointed by Parent (the “Rights Agent”) shall, at or prior to the Effective Time, duly authorize, execute and deliver the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent and are reasonably acceptable to Parent and the Company. Parent agrees to pay all costs and fees associated with any action contemplated by this Section 3.6 and shall take any actions necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

Section 3.7 Catch-Up Dividend. In the event that, within eighteen (18) months following the Effective Time, any officer or director of Parent becomes aware of any shares of Company capital stock (or any warrant, option, right, convertible or exchangeable security, or other similar Contract providing for the potential issuance of Company capital stock (“Contract Rights”)) (any such shares of Company capital stock (including the Company capital stock issuable in respect of any such Contract Rights), the “Unaccounted Shares”) that were outstanding as of the Closing and not included in the number of Company Outstanding Shares used to calculate the Exchange Ratio at the Closing (as finally determined in accordance with Section 6.16), Parent shall, as promptly as reasonably practicable and subject to any applicable Laws, recalculate the Exchange Ratio with the correct number of Company Outstanding Shares (including the Unaccounted Shares) and declare, and take all steps necessary to effect, a distribution of Parent Common Stock to the holders of CVRs to the extent necessary to correct for the Unaccounted Shares (a “Catch-Up Dividend”).

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization, Standing and Power.

(a)Each of the Company and each of its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of this clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate, the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company operates, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement, or (5) any specific action taken (or omitted to be taken) by the Company at or with the express written consent of Parent; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company or any of its Subsidiaries as compared to other participants in the industries in which the Company operates.

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(b)         The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

Section 4.2 Capital Stock.

(a)         As of the date of this Agreement, (i) the authorized capital stock of the Company consists of 300,000,000 shares of Company Common Stock and 150,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), (ii) 68,013,861 shares of Company Common Stock (excluding treasury shares) are issued and outstanding, (iii) no shares of Company Common Stock are held by the Company in its treasury, (iv) 80,616,243 shares of Company Preferred Stock (excluding treasury shares) are issued and outstanding, of which (a) 33,186,955 are designated Series A Preferred Stock, (b) 22,276,257 are designated Series A-1 Preferred Stock, and (c) 25,153,031 are designated Series B Preferred Stock, (v) no shares of Company Preferred Stock are held by the Company in its treasury, (vi) 20,000,000 shares of Company Common Stock are reserved for issuance pursuant to the Company Equity Plan (of which 15,855,363 shares are subject to outstanding Company Options), (vii) 45,199,306 Company Warrants are issued and outstanding, and (viii) 45,199,306 shares of Company Common Stock were reserved for issuance pursuant to the Company Warrants. All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. The Company does not have outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company on any matter. Except as set forth above in this Section 4.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company, or obligations of the Company to issue, any shares of capital stock of the Company, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or rights or interests described in the preceding clause (C), or (E) obligations of the Company to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company.

(b)         Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the date hereof, of outstanding Company Options, and other similar rights to purchase or receive shares of Company Common Stock or similar rights granted under the Company Equity Plan or otherwise (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, payment schedule (if different from the vesting schedule) and expiration thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated or otherwise adjusted in any way or any other terms will be triggered or otherwise adjusted in any way by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies (without reference to the applicable $100,000 limitation) and the exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option. The Company has made available to Parent a true and complete copy of the Company Equity Plan and the forms of all award agreements evidencing outstanding Company Stock Awards. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plan. The Company is under no obligation to issue shares of Company Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plan.

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Section 4.3 Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth each Subsidiary of the Company. All of the issued and outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid, and non-assessable. The Company holds of record and beneficially all of the outstanding shares of each Subsidiary of the Company, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities Laws). Other than the Subsidiaries listed on Section 4.3 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. No Subsidiary of the Company is in violation of its organizational documents. There are no outstanding (i) securities convertible into or exchangeable for share capital of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants, calls, subscriptions or other rights or arrangements obligating the Company or any of its Subsidiaries to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for, share capital of, or other equity or voting interest in, any Subsidiary of the Company; (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any share capital of, or other equity or voting interest (including any voting debt) in the Company or any Subsidiary to any Person other than the Company or one of its Subsidiaries; or (iv) restricted shares, restricted share units, stock or share appreciation rights, performance shares, contingent value rights, “phantom” stock, “phantom” share or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, share capital of, or other securities or ownership interests in, any Subsidiary of the Company.

Section 4.4 Authority.

(a)The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b)         The Board of Directors of the Company (the “Company Board”), at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) resolving to recommend that the Company’s stockholders vote in favor of the adoption of this Agreement and the transactions contemplated by this Agreement, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c)         The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger. Other than the Company Stockholder Approval, no vote of the holders of any class or series of the Company’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by the Company other than the Merger.

Section 4.5 No Conflict; Consents and Approvals.

(a)         Except as set forth in Section 4.5(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not,

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conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any pledge, claim, lien, charge, option, right of first refusal, encumbrance or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) in or upon any of the properties, assets or rights of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, (ii) any material bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, permit, concession or franchise, whether oral or written (each, including all amendments thereto, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company, its Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, order, judgment, injunction, decree or other legally enforceable requirement (“Law”) applicable to the Company or its Subsidiaries or by which the Company, its Subsidiaries or any of their respective properties or assets may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b)         No consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any federal, state, local or foreign government or subdivision thereof or any other governmental, administrative, judicial, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body (each, a “Governmental Entity”) is required by or with respect to the Company in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing with the SEC of such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” laws, (iii) the filing of the Merger Filing with the Secretary of State of the State of Delaware as required by the DGCL, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.6 Financial Statements.

(a)         True and complete copies of the audited consolidated balance sheet of the Company as at December 31, 2022 and December 31, 2021, and the related audited statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Company Financial Statements”) and the unaudited balance sheet of the Company and its Subsidiaries as at March 31, 2023, and the related consolidated statements of income, retained earnings, stockholders’ equity and changes in financial position of the Company and its Subsidiaries, together with all related notes and schedules thereto (collectively referred to as the “Company Interim Financial Statements”), are attached hereto as Section 4.6(a) of the Company Disclosure Letter. Each of the Company Financial Statements and the Company Interim Financial Statements (i) are correct and complete in all material respects and have been prepared in accordance with the books and records of the Company and its Subsidiaries; (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Company Interim Financial Statements, to normal and recurring year-end adjustments that will not, individually or in the aggregate, be material.

(b)         Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of the Company as at December 31, 2022 (such balance sheet, together with all related notes and schedules thereto, the “Company Balance Sheet”), neither the Company nor any of its Subsidiaries has

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any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a balance sheet of the Company or its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the Ordinary Course of Business since the date of the Company Balance Sheet, that are not, individually or in the aggregate, material to the Company.

(c)         The books of account and financial records of the Company and its Subsidiaries are true and correct and have been prepared and are maintained in accordance with sound accounting practice.

(d)The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in conformity with GAAP and to maintain accountability of the Company’s and its Subsidiaries’ assets, (iii) access to the Company’s and its Subsidiaries’ assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for the Company’s and its Subsidiaries’ assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(e)         Since January 1, 2022, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

Section 4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the Company Balance Sheet and (b) for liabilities and obligations incurred in the Ordinary Course of Business since December 31, 2022 that are not material to the Company.

Section 4.8 Absence of Certain Changes or Events. Except as set forth in Section 4.8 of the Company Disclosure Letter, since December 31, 2022 through the date of this Agreement, (i) except in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; and (iii) neither the Company nor any of its Subsidiaries has:

(a)         (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (other than the issuance of shares of the Company Common Stock upon the exercise of Company Options or Company Warrants, in accordance with its terms, except for acquisitions of Company Common Stock in satisfaction by holders of Company Options of the applicable exercise price and/or withholding Taxes);

(b)         amended or otherwise changed, or authorized or proposed to amend or otherwise change, its certificate of incorporation or bylaws (or similar organizational documents);

(c)         adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d)         changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets.

Section 4.9 Litigation. There is no action, suit, claim, arbitration, investigation, inquiry, grievance or other proceeding (each, an “Action”) (or basis therefor) pending or, to the knowledge of the Company, threatened against

Annex A-12

or affecting the Company, its Subsidiaries, their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek material injunctive or other nonmonetary relief. None of the Company, its Subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.10 Compliance with Laws. Each of the Company and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. Neither the Company nor any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Company Products (as defined below). The Company and its Subsidiaries have in effect all material permits, licenses, variances, exemptions, applications, approvals, clearances, authorizations, registrations, formulary listings, consents, operating certificates, franchises, orders and approvals (collectively, “Permits”) of all Governmental Entities necessary or advisable for them to own, lease or operate their respective properties and assets and to carry on their respective businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, nonrenewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, nonrenewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 4.11 Health Care Regulatory Matters. Except as set forth in Section 4.11 of the Company Disclosure Letter:

(a)         The Company and its Subsidiaries, and to the knowledge of the Company, each of their respective directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all Health Care Laws to the extent applicable to the Company, its Subsidiaries or any of their respective products or activities. To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b)         Neither the Company nor any of its Subsidiaries is party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c)         All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drug and biological candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by the Company or any of its Subsidiaries (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Neither the Company nor any of its Subsidiaries has knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d)         All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries have been, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the Federal Food, Drug & Cosmetic Act (“FDCA”) and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320 and 814. No clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had

Annex A-13

jurisdiction over, a clinical trial conducted by or on behalf of the Company or any of its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e)         All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company or any of its Subsidiaries have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for biological products at 21 C.F.R. Parts 600 and 610, the Quality System (QS) regulations at 21 C.F.R. Part 820 and all comparable foreign regulatory requirements of any Governmental Entity.

(f)          Neither the Company nor any of its Subsidiaries has received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.11 of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity (“Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices listed in Section 4.11(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h)         Except as set forth in Section 4.11(g) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge the Company, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i)          Neither the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company or any of its Subsidiaries has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

(j)          All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company or any of its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k)         Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company or any of its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar Law. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

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Section 4.12 Benefit Plans.

(a)         Section 4.12(a) of the Company Disclosure Letter contains a true and complete list of each material “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of the Company or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or the Company or any of its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.” The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan, or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of the Company or any of its Subsidiaries concerning the extent of the benefits provided under a Company Plan, and (iv) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b)         Neither the Company or any member of its Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c)         With respect to the Company Plans:

(i)          each Company Plan complies in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)         each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Company since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of the Company that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iii)        there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(iv)        none of the Company Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company or any members of

Annex A-15

its Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person or ever represented, promised or contracted to any employee or former employee of the Company or any of its Subsidiaries (either individually or to employees as a group) or any other person that such employee(s) or other person would be provided with post-termination or retiree welfare benefits, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v)         each Company Plan is subject exclusively to United States Law; and

(vi)        the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d)         Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e)         Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) complies in both form and operation in all material respects with the requirements of Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law) and all applicable IRS guidance issued with respect thereto (and has so complied for the entire period during which Section 409A of the Code has applied to such Company Plan) so that no amount paid or payable pursuant to any such Company Plan is subject to any additional Tax or interest under Section 409A of the Code (or any comparable or similar provision of state, local, or foreign Law).

Section 4.13 Labor and Employment Matters.

(a)         The Company and its Subsidiaries are and for the past three (3) years have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, information privacy and security, and continuation coverage with respect to group health plans. During the preceding three (3) years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(b)         No employee of the Company or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of the Company no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c)         To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity in connection with or as a result of the transactions contemplated hereby.

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(d)         During the preceding three (3) years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of its Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor or any of its Subsidiaries has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Company and its Subsidiaries currently properly classify and for the past three (3) years have properly classified their respective employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by the Company or any of its Subsidiaries within the past three (3) years should have been properly classified as an employee under applicable Law.

(e)         Except as set forth on Section 4.13(e) of the Company Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of the Company or any of its Subsidiaries, there are no Actions against the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company or any of its Subsidiaries, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in the Company or any of its Subsidiaries incurring a material liability.

(f)          Except as set forth on Section 4.13(f) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 4.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g)Since January 1, 2021, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred, and (iii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h)         The Company and its Subsidiaries are and have at all relevant times been in compliance with (i) COVID-19 related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Entity; and (ii) the Families First Coronavirus Response Act (including with respect to eligibility for tax credits under such Act) and any other applicable COVID-19 related leave Law, whether state, local or otherwise.

Section 4.14 Environmental Matters.

(a)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by the Company, any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case,

Annex A-17

on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company, any of its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b)         As used herein, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c)         As used herein, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.15 Taxes.

(a)         Each of the Company and its Subsidiaries has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b)All material Taxes not yet due and payable by the Company or any of its Subsidiaries as of the date of the Company Balance Sheet have been, in all respects, properly accrued in accordance with GAAP on the Company Financial Statements, and such Company Financial Statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company or any of its Subsidiaries through the date of such financial statements. Since the date of the Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred, individually or in the aggregate, any liability for Taxes outside the Ordinary Course of Business.

(c)         Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d)         No material audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to Taxes or any Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of the Company, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e)         Subject to exceptions as would not be material, each of the Company and its Subsidiaries has timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f)          Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g)         Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any such agreement or obligation which is a customary commercial agreement obligation entered into in the Ordinary Course of Business with vendors, lessors, lenders or the like the primary purpose of which is unrelated to Taxes (each, an “Ordinary Course Agreement”); (ii) is or has been a member of a group (other than a group the

Annex A-18

common parent of which is the Company) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h)         No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i)          Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts reflected in the Company Balance Sheet, or received in the Ordinary Course of Business since the date of the Company Balance Sheet, (v) to the Company’s knowledge, an intercompany transaction or excess loss amount described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) or (vi) an election under Section 965 of the Code, or (vii) the application of Sections 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j)          No non-U.S. Subsidiary of the Company (i) has recognized or is expected to recognize any material amount of “subpart F income” as defined in Section 952 of the Code, or (ii) has recognized or is expected to recognize any material amount of income under Section 951A of the Code. No non-U.S. Subsidiary of the Company has recognized or is expected to recognize any material amount of income from the ownership or sale of any “United States real property interest” within the meaning of Section 897 of the Code.

(k)         There are no liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Liens described in clause (i) of the definition of Permitted Liens.

(l)          Neither the Company nor any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m)        Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n)         No material claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not currently file or has filed a Tax Return that the Company or any of its Subsidiaries is or may be subject to taxation by such jurisdiction.

(o)         There are no outstanding shares of company stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) or for which a valid election under Section 83(b) of the Code has not been made.

(p)         To the Company’s knowledge, each of the Company and its Subsidiaries has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(q)         Neither the Company nor any of its Subsidiaries has taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment.

For purposes of this Section 4.15, where the context permits, each reference to the Company shall include a reference to any person for whose Taxes the Company is liable under applicable Law.

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Section 4.16 Contracts.

(a)         As of the date of this Agreement, there are no contracts that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), with respect to the Company or any of its Subsidiaries (assuming the Company was subject to the requirements of the Exchange Act), other than those contracts identified in Section 4.16 of the Company Disclosure Letter, which, for the avoidance of doubt, shall exclude any Company Plans (all such contracts, “Material Contracts”).

(b)         As of the date of this Agreement, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company or its applicable Subsidiary, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Material Contract; and (iii) there is no material default under any Material Contract by the Company or its applicable Subsidiary or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or its applicable Subsidiary or, to the knowledge of the Company, any other party thereto under any such Material Contract, nor has the Company or any of its Subsidiaries received any notice of any such material default, event or condition. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

Section 4.17 Insurance. The Company and its Subsidiaries are covered by valid and currently effective insurance policies issued in favor of the Company and its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which the Company and its Subsidiaries operate. Section 4.17 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company and its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, or has taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby.

Section 4.18 Properties.

(a)         The Company and its Subsidiaries have good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of their respective real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than (i) Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the Ordinary Course of Business of the Company and its Subsidiaries and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted (“Permitted Liens”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b)         Each of the Company and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries enjoy peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

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(c)         Section 4.18(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company and its Subsidiaries and (ii) all real property leased for the benefit of the Company or any of its Subsidiaries.

(d)This Section 4.18 does not relate to intellectual property, which is the subject of Section 4.19.

Section 4.19 Intellectual Property.

(a)         Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by the Company or any of its Subsidiaries (collectively, “Company Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by the Company or any of its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (A) all of the Company Registered IP is subsisting and, in the case of any Company Registered IP that is registered or issued and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of the Company, no such action is threatened with respect to any of the Company Registered IP and (C) the Company or one of its Subsidiaries owns exclusively, free and clear of any and all Liens (other than Permitted Liens), all Company Owned IP, including all Intellectual Property created on behalf of the Company or any of its Subsidiaries by employees or independent contractors.

(b)         Section 4.19(b) of the Company Disclosure Letter accurately identifies (i) all contracts pursuant to which any Company Registered IP are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license and other Intellectual Property associated with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s or any of its Subsidiaries’ products or services, (B) any Intellectual Property licensed on a nonexclusive basis ancillary to the purchase or use of equipment, reagents or other materials, (C) any confidential information provided under confidentiality agreements and (D) agreements between Company and its employees in Company’s standard form thereof), (ii) the corresponding contract pursuant to which such Company Registered IP are licensed to the Company or its Subsidiaries, as applicable and (iii) whether the license or licenses granted to the Company or its Subsidiaries, as applicable, are exclusive or nonexclusive.

(c)         Section 4.19(c) of the Company Disclosure Letter accurately identifies each contract pursuant to which any Person has been granted any license or covenant not to sue under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Company Registered IP (other than (i) any confidential information provided under confidentiality agreements and (ii) any Company Registered IP nonexclusively licensed to academic collaborators, suppliers or service providers for the sole purpose of enabling such academic collaborator, supplier or service providers to provide services for the Company’s and its Subsidiaries’ benefit).

(d)         To the knowledge of Company, the Company Registered IP constitutes all Intellectual Property necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted; provided, however, that the foregoing representation is not a representation with respect to noninfringement of Intellectual Property.

(e)         Each of the Company and its Subsidiaries has taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of the Company or any of its Subsidiaries, including requiring all Persons having access thereto to execute written nondisclosure agreements or other binding obligations to maintain confidentiality of such information.

(f)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Company or any of its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, (ii) neither the Company nor any of its Subsidiaries has received any

Annex A-21

written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting in any material respect any Company Registered IP.

(g)         Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company and its Subsidiaries (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems.

(h)Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (i) to the knowledge of the Company, the Company and its Subsidiaries have at all times complied in all material respects with all applicable Laws relating to privacy, data protection, and the collection, retention, protection, and use of information that alone or in combination with other information can be used to identify an individual (“Personal Information”) collected, used, or held for use by the Company or any of its Subsidiaries (collectively, “Privacy Laws”), (ii) during the past two (2) years, no claims have been asserted or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws and (iv) each of the Company and its Subsidiaries has taken commercially reasonable steps to protect the Personal Information collected, used or held for use by the Company or any of its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse.

(i)          To the knowledge of the Company, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP, to the knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of the Company, any claim or right in or to such Intellectual Property.

(j)          Except as set forth on Section 4.19(j) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of the Company’s or any of its Subsidiaries’ rights or obligations under any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of the Company or any of its Subsidiaries.

Section 4.20 Takeover Law. The Company Board has taken all actions necessary to ensure that the Takeover Laws are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “affiliated transactions,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict mergers or business combinations or the ability to limit or restrict mergers or business combinations or the ability to acquire or to vote shares, including as set forth in Section 203 of the DGCL.

Section 4.21 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company or any of its Subsidiaries is a party or is otherwise bound.

Section 4.22 Related Party Transactions. Except as set forth on Section 4.22 of the Company Disclosure Letter, since January 1, 2021 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company, on the other hand that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act (assuming the Company was subject to the requirements of the Exchange Act) or otherwise.

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Section 4.23 Certain Payments. Neither the Company or any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.24 Brokers. No broker, investment banker, financial advisor or other Person, other than as set forth on Section 4.24 of the Company Disclosure Letter, the fees and expenses of which will be paid by the Company, or following the Effective Time, Parent is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company or any of its Subsidiaries and any Person identified on Section 4.24 of the Company Disclosure Letter pursuant to which such Person could be entitled to any payment from the Company or any of its Subsidiaries, or, following the Effective Time, Parent, relating to the transactions contemplated hereby.

Section 4.25 Stock Purchase Agreement. Neither the Company nor, to the knowledge of the Company, any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Concurrent Investment other than as set forth in the Stock Purchase Agreement. The respective obligations and agreements contained in the Stock Purchase Agreement have not been withdrawn or rescinded by K&V Investment Two, LLC in any respect. There are no conditions precedent related to the consummation of the Concurrent Investment contemplated by the Stock Purchase Agreement, other than the satisfaction or waiver of the conditions expressly set forth in Article V and Article VI of the Stock Purchase Agreement. To the knowledge of the Company, the proceeds of the Concurrent Investment will be made available to Parent immediately prior to or concurrently with the consummation of the Merger.

Section 4.26 Accredited Investor Status. Prior to the date of this Agreement each holder of Company Common Stock and equity interests in the Company has previously represented to the Company that he, she or it is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act or is not a “U.S. person” within the meaning of Regulation S, Rule 902, promulgated by the SEC under the Securities Act.

Section 4.27 No Other Representations and Warranties. Except for the representations and warranties contained in Article V, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent (including any such projections or forecasts made available to the Company and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and the Company has not relied on any such information or any representation or warranty not set forth in Article V.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least three Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection

Annex A-23

of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.

(a)         Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each of Parent and Merger Sub (x) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (y) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (2) below, where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement, or (5) any specific action taken (or omitted to be taken) by the Parent at or with the express written consent of the Company; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which Parent and its Subsidiaries operate.

(b)         Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of Parent and Merger Sub, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. None of Parent and Merger Sub is in violation of any provision of its respective Certificate of Incorporation or Bylaws.

Section 5.2 Capital Stock.

(a)         The authorized capital stock of Parent consists of 12,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the close of business on May 18, 2023 (the “Measurement Date”), (i) 2,906,926 shares of Parent Common Stock (excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding and no shares of Parent Preferred Stock were held by Parent in its treasury, (iv) 466,684 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s Amended and Restated 2011 Equity Incentive Plan, as amended (of which 252,994 shares were subject to outstanding options to purchase shares of Parent Common Stock (the “Parent Options”)), (v) 1,177,315 warrants to acquire shares of Parent Common Stock are issued and outstanding (the “Parent Warrants”) and (vi) 10,473 shares of Parent Common Stock were reserved for issuance pursuant to its Employee Stock Purchase Plan. Except as set forth above in this Section 5.2(a), neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any options as described above, as of the Measurement Date, there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments,

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Contracts or other rights to acquire from Parent or its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C), or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities.

(b)         The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 100 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

(c)         The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(d)         To the knowledge of Parent as of the date of this Agreement and as of the Closing, no “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualifying Event”) is applicable to Parent or, to Parent’s knowledge, any Covered Person, except for a Disqualifying Event as to which Rule 506(d)(2)(ii-iv) or (d)(3) of the Securities Act is applicable. “Covered Person” means, with respect to Parent as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

Section 5.3 Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation. Each of Parent’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens other than Permitted Liens of Parent and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person.

Section 5.4 Authority.

(a)         Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject to (i) the Parent Stockholder Approval and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) The Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolving to recommend, upon the terms and subject to the conditions of this Agreement, that the stockholders of Parent vote to approve the Parent Stockholder Matters, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

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(c)         The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby. Other than the Parent Stockholder Approval, no vote of the holders of any class or series of the Parent’s capital stock or other securities is required in connection with the consummation of any of the transactions contemplated hereby to be consummated by Parent.

Section 5.5 No Conflict; Consents and Approvals.

(a)         The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) any material Contract to which Parent or Merger Sub is a party by which Parent, Merger Sub or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.4, any material Law (other than the Securities Act, the Exchange Act, any similar state securities Laws or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound), except as, in the case of clause (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)         Other than pursuant to the Securities Act, the Exchange Act, any similar state securities Laws or any rule or regulation of Nasdaq applicable to Parent or Merger Sub or by which Parent, Merger Sub or any of their respective properties or assets may be bound, no consent, approval, order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for such consents, approvals, orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c)         The Parent Board and the Merger Sub board have taken all actions necessary to ensure that the Takeover Laws are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the transactions contemplated by this Agreement.

Section 5.6 SEC Reports; Financial Statements.

(a)         Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2022 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)         The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiary, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of

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the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2023, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)         Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)         Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Parent’s auditors and audit committee is set forth as Section 5.6(d) of Parent Disclosure Letter.

(e)         Since January 1, 2022, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f)          As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(g)         Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(h)         No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 5.7 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2022 included in the Annual Report on Form 10-K filed by Parent with the SEC on March 9, 2023

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(without giving effect to any amendment thereto filed on or after the date hereof) and (b) for liabilities and obligations incurred in the Ordinary Course of Business since December 31, 2022 that are not material to Parent and its Subsidiaries, taken as a whole.

Section 5.8 Absence of Certain Changes or Events. Except as disclosed in the Parent SEC Documents, since December 31, 2022 through the date of this Agreement (and other than any Wind-Down Activities), (i) except in connection with the execution of this Agreement and the consummation of the transactions contemplated hereby, Parent and its Subsidiaries have conducted their business only in the ordinary course consistent with past practice; (ii) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and (iii) neither Parent nor any of its Subsidiaries have:

(a)         (i) declared, set aside or paid any dividends on, or made any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of Parent to its parent, (ii) purchased, redeemed or otherwise acquired shares of capital stock or other equity interests of Parent or its Subsidiary or any options, warrants, or rights to acquire any such shares or other equity interests, or (iii) split, combined, reclassified or otherwise amended the terms of any of its capital stock or other equity interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(b)         amended or otherwise changed, or authorized or proposed to amend or otherwise changed, its certificate of incorporation or by-laws (or similar organizational documents);

(c)         adopted or entered into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization; or

(d)         changed its financial or Tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalued any of its material assets.

Section 5.9 Litigation. There is no Action (or basis therefor) pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Parent or any of its Subsidiaries in such individual’s capacity as such, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek material injunctive or other nonmonetary relief. Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, injunction, rule or decree of any Governmental Entity. There is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 5.10 Compliance with Law. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of Parent or any of its Subsidiaries has received, since January 1, 2021, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties, assets or Parent Products (as defined below). Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary or advisable for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, nor would any such revocation, nonrenewal, adverse modification or cancellation result from the consummation of the transactions contemplated hereby.

Section 5.11 Health Care Regulatory Matters. Except as set forth in Section 5.11 of the Parent Disclosure Letter:

(a) Parent, and to the knowledge of Parent, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all health care laws to the extent applicable to Parent or any of its products or activities, including, but not limited to the Health Care Laws, to the extent applicable to Parent. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

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(b) Parent is not party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(c) All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including drug and biological candidates, medical devices, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed, marketed, sold and/or distributed by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications and investigational device exemptions, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Parent does not have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws.

(d) All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent have been, and if still pending are being, conducted in compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 and 812. No clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified. No clinical trial conducted by or on behalf of the Parent has been terminated or suspended prior to completion, and no clinical investigator that has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws.

(e) All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations at 21 C.F.R. Parts 210-211 and Parts 600 and 610 and FDA’s Quality System (QS) regulations at 21 C.F.R. Part 820, and all comparable foreign regulatory requirements of any Governmental Entity.

(f) Parent has not received any written communication that relates to an alleged violation or noncompliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.11 of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g) There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Entity, or other Safety Notices, and, to the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices listed in Section 5.11(g) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(h) Except as set forth in Section 5.11(g) of the Parent Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge Parent, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i) Neither Parent, nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. None of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.

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(j) All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(k) Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar Law. Neither Parent nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 5.12 Benefit Plans.

(a) Section 5.12(a) of the Parent Disclosure Letter contains a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA section 3(37)), and all stock purchase, stock option, phantom stock or other equity-based plan, severance, employment, collective bargaining, change-in-control, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of Parent or its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits or Parent or its Subsidiaries sponsors or maintains, is making contributions to or has any present or future liability or obligation (contingent or otherwise) or with respect to which it is otherwise bound. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Parent Plans.” Parent has provided or made available to the Company a current, accurate and complete copy of each Parent Plan, or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan. With respect to each Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the IRS, (iii) any summary plan description, summary of material modifications, and other similar material written communications (or a written description of any material oral communications) to the employees of Parent or its Subsidiaries concerning the extent of the benefits provided under a Parent Plan, and (iv) for the three most recent years and as applicable (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(b) Neither Parent, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o)) has ever sponsored, maintained, contributed to or been required to contribute to or incurred any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code.

(c) With respect to the Parent Plans:

(i) each Parent Plan complies in all material respects with its terms and materially complies in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii) each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred to the knowledge of the Parent since the date of such letter that would reasonably be expected to cause the loss of the sponsor’s ability to rely upon such letter, and nothing has occurred to the knowledge of the Parent that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

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(iii) there is no material Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to Parent Plans or the assets of any of the trusts under any of Parent Plans (other than routine claims for benefits) nor, to Parent’s knowledge, are there facts or circumstances that exist that could reasonably give rise to any such actions;

(iv) none of the Parent Plans currently provides, or reflects or represents any liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of their Parent Controlled Group has any liability to provide post-termination or retiree welfare benefits to any person, except to the extent required by statute or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA;

(v) each Parent Plan is subject exclusively to United States Law; and

(vi) the execution and delivery of this Agreement and the consummation of the Merger will not, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any Subsidiary to severance pay, unemployment compensation or any other similar termination payment, or (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant.

(d) Neither Parent nor any Subsidiary is a party to any agreement, contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no agreement, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

Section 5.13 Labor and Employment Matters.

(a) Parent and its Subsidiaries are and for the past three (3) years have been in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, non-discrimination in employment, workers’ compensation, the collection and payment of withholding and/or payroll Taxes and similar Taxes, unemployment compensation, equal employment opportunity, discrimination, harassment, employee and contractor classification, information privacy and security, and continuation coverage with respect to group health plans. During the preceding three years, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(b) No employee of Parent or any of its Subsidiaries is covered by an effective or pending collective bargaining agreement or similar labor agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority and to the knowledge of Parent no such representations, claims or petitions are threatened, (ii) representation claims or petitions pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(c) To the knowledge of Parent, no current Key Employee of Parent or any of its Subsidiaries intends, or is expected, to terminate his employment relationship with such entity prior to Closing.

(d) During the preceding three (3) years, (i) neither Parent nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any Subsidiary affecting any site of employment or one or more facilities or

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operating units within any site of employment or facility and (iii) neither Parent nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The Parent and its Subsidiaries currently properly classify and for the past three (3) years have properly classified its and their employees as exempt or nonexempt in accordance with applicable overtime laws, and no person treated as an independent contractor or consultant by Parent or any Subsidiary within the past three (3) years should have been properly classified as an employee under applicable Law.

(e) Except as set forth on Section 5.13(e) of the Parent Disclosure Letter, with respect to any current or former employee, officer, consultant or other service provider of Parent, there are no Actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such action would not, individually or in the aggregate, result in Parent incurring a material liability.

(f) Except as set forth on Section 5.13(f) of the Parent Disclosure Letter or with respect to any Parent Plan (which subject is addressed in Section 5.12 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

(g) Since January 1, 2021, (i) no allegations of workplace sexual harassment, discrimination or other misconduct have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent or any of its respective current or former directors, officers or senior level management employees, (ii) to the knowledge of Parent, no incidents of any such workplace sexual harassment, discrimination or other misconduct have occurred, and (iii) Parent has not entered into any settlement agreement related to allegations of sexual harassment, discrimination or other misconduct by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

(h) Parent and its Subsidiaries are and have at all relevant times been in compliance with (i) COVID-19 related Laws, standards, regulations, orders and guidance (including without limitation relating to business reopening), including those issued and enforced by the Occupational Safety and Health Administration, the Centers for Disease Control, the Equal Employment Opportunity Commission, and any other Governmental Entity; and (ii) the Families First Coronavirus Response Act and any other applicable COVID-19 related leave Law, whether state, local or otherwise.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law; (iii) there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent, its

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Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court order, administrative order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.15 Taxes.

(a) Parent has (i) filed all income and other material Tax Returns required to be filed by or on behalf of it (taking into account any applicable extensions thereof) and all such Tax Returns are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to it, whether or not such Taxes were shown as due on such Tax Returns.

(b) All material Taxes not yet due and payable by Parent as of the date of the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, and such financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent through the date of such financial statements. Since the date of financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, Parent has not incurred, individually or in the aggregate, any liability for Taxes outside the Ordinary Course of Business.

(c) Parent has not executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d) No material Tax Action with respect to Taxes or any Tax Return of Parent are presently in progress or have been asserted, threatened or proposed in writing and to the knowledge of Parent, no such Tax Action is being contemplated. No deficiencies or claims for a material amount of Taxes have been claimed, proposed, assessed or asserted in writing against Parent by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e) Subject to exceptions as would not be material, the Parent has timely withheld all Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f) Parent has not engaged in a “listed transaction” as set forth in Treasury Regulations § 1.6011-4(b)(2).

(g) Parent (i) is not a party to or bound by, or has any liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation other than any Ordinary Course Agreement; (ii) is or has been a member of a group (other than a group the common parent of which is Parent) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than Parent) pursuant to Treasury Regulations § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, by Contract, or otherwise by operation of Law; or (iv) is or has been treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h) No private letter rulings, technical advice memoranda, or similar material agreements or rulings have been requested, entered into or issued by any taxing authority with respect to Parent which rulings remain in effect.

(i) Parent will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, other than in respect of such amounts reflected in the balance sheet included in the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents, or received in the Ordinary Course of Business since the date of such balance sheet, (v) to Parent’s knowledge, an intercompany transaction or excess loss amount described in Treasury Regulations

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under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law), or (vi) an election under Section 965 of the Code, or (vii) the application of Sections 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing.

(j) No non-U.S. Subsidiary of the Parent (i) has recognized or is expected to recognize any material amount of “subpart F income” as defined in Section 952 of the Code, or (ii) has recognized or is expected to recognize any material amount of income under Section 951A of the Code. No non-U.S. Subsidiary of the Company has recognized or is expected to recognize any material amount of income from the ownership or sale of any “United States real property interest” within the meaning of Section 897 of the Code.

(k) There are no liens for Taxes upon any of the assets of Parent other than Liens described in clause (i) of the definition of Permitted Liens.

(l) Parent has not distributed stock of another Person or has had its stock distributed by another Person, in a transaction (or series of transactions) that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(m) Parent has not been a United States real property holding corporation, as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) No material claim has been made in writing by any Governmental Entity in a jurisdiction where Parent does not currently file or has filed a Tax Return that Parent is or may be subject to taxation by such jurisdiction

(o) There are no outstanding shares of company stock issued in connection with the performance of services (within the meaning of Section 83 of the Code) that immediately prior to the Effective Time are subject to a substantial risk of forfeiture (as such terms are defined in Section 83 of the Code) or for which a valid election under Section 83(b) of the Code has not been made.

(p) To Parent’s knowledge, Parent has not been, is not, and immediately prior to the Effective Time will not be, treated as an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.

(q) Parent has not taken any action nor knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment.

For purposes of this Section 5.15, where the context permits, each reference to Parent shall include a reference to any person for whose Taxes Parent is liable under applicable Law.

Section 5.16 Contracts.

(a) Except as set forth in the Parent SEC Documents publicly available prior to the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or is bound by any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act excluding, however, any Company Plans) (all such contracts, “Parent Material Contracts”).

(b) As of the date of this Agreement, (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract; and (iii) there is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such material default, event or condition. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.

Section 5.17 Insurance. Each of Parent and its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary and adequate for companies of similar size in the industries and locations in which Parent operates. Section 5.17 of the Parent Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued

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in favor of Parent or any of its Subsidiaries, or pursuant to which Parent or any of its Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic incurrence-based policies still in force. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy, nor will any such cancellation or termination result from the consummation of the transactions contemplated hereby. The transactions contemplated in this Agreement are not deemed to be a change of control under the Parent’s existing directors’ and officers’ liability insurance policy.

Section 5.18 Properties.

(a) Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b) Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Section 5.18(c) of the Parent Disclosure Letter sets forth a true and complete list of (i) all real property owned by Parent or any of its Subsidiaries and (ii) all real property leased for the benefit of Parent or any of its Subsidiaries.

(d) This Section 5.18 does not relate to intellectual property, which is the subject of Section 5.19.

Section 5.19 Intellectual Property.

(a) Section 5.19(a) of the Parent Disclosure Letter sets forth a true and complete list of all mitochondria derived peptide product (i) material patents and patent applications; (ii) material trademark registrations and applications; and (iii) material copyright registrations and applications, in each case owned by the Parent and its Subsidiaries (collectively, “Parent Registered IP”) and a true and complete list of all domain names owned or exclusively licensed by Parent and its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) all of the Parent Registered IP is subsisting and, in the case of any Parent Registered IP that is registered or issued and to the knowledge of Parent, valid and enforceable, (ii) no Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is threatened with respect to any of the Parent Registered IP and (iii) Parent or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens), all Parent Owned IP, including all Intellectual Property created on behalf of Parent or its Subsidiaries by employees or independent contractors.

(b) Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes or constituted a material Trade Secret of Parent or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, the conduct of the businesses of Parent and its Subsidiaries, including the manufacture, marketing, offering for sale, sale, importation, use or intended use or other disposal of any product as currently sold or under development by Parent or its Subsidiaries, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person,

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(ii) neither Parent nor any of its Subsidiaries has received any written notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting in any material respect any Parent Registered IP.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent and its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of Parent, during the past two (2) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data, and (iii) during the past two (2) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) to the knowledge of Parent, Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws, (ii) during the past two (2) years, no claims have been asserted or, to the knowledge of Parent, threatened in writing against Parent alleging a violation of any Person’s privacy or Personal Information, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the Personal Information collected, used or held for use by Parent or its subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse.

(f) To the knowledge of Parent, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP, to the knowledge of Parent, exclusively licensed to Parent, and no Governmental Entity, university, college, other educational institution or research center has, to the knowledge of Parent, any claim or right in or to such Intellectual Property. Except as set forth on Section 5.19(f) of the Parent Disclosure Letter, the execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not result in the loss of, or give rise to any right of any third party to terminate or modify any of Parent’s or any Subsidiaries’ rights or obligations under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property that is material to any of the businesses of Parent or any of its Subsidiaries.

Section 5.20 Related Party Transactions. Since January 1, 2021 through the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent, on the other hand (other than Parent’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.21 Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 5.22 Brokers. No broker, investment banker, financial advisor or other Person, other than Ladenburg Thalmann & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent. Parent has furnished to Company a true and complete copy of any Contract between the Parent and Ladenburg Thalmann & Co. pursuant to which Ladenburg Thalmann & Co. could be entitled to any payment from the Parent relating to the transactions contemplated hereby.

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Section 5.23 Opinion of Financial Advisor. Parent Board has received the opinion of Ladenburg Thalmann & Co., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Merger Consideration (which as used in such opinion means the aggregate number of shares of Parent Common Stock issuable in the Merger to holders of shares of Company Common Stock upon the conversion of shares of Company Common Stock), is fair, from a financial point of view, to Parent, a signed true and complete copy of which opinion has been or will promptly be provided to the Company.

Section 5.24 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

Section 5.25 State Takeover Statutes. No Takeover Laws or any similar anti-takeover provision in the Certificate of Incorporation or Bylaws of Parent applicable to Parent is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 5.26 No Other Representations or Warranties. Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges and agrees that none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company (including any such projections or forecasts made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and none of Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Article IV.

Article VI
COVENANTS

Section 6.1 Operation of Parent’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement (including actions in connection with the Concurrent Investment), (ii) as set forth on Section 6.1(a) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Pre-Closing Period”), Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Parent Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement (including actions in connection with the Concurrent Investment), (ii) as set forth in Section 6.1(b) of the Parent Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not, nor shall it cause or permit any of Subsidiaries to, do any of the following:

(i) other than the Stock Dividend and the CVR Distribution, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for repurchase or redemption of shares of Parent Common Stock from terminated employees, directors or consultants of Parent);

(ii) other than the Stock Dividend and the CVR Distribution, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize the issuance of: (A) any capital stock or other security (except for shares of Parent Common Stock issued upon the valid exercise of Parent Options or Parent Warrants issued and outstanding as of the date of this Agreement or issued in accordance with this Section 6.1), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security;

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(iii) except as required to give effect to anything in contemplation of the Closing, amend any of its organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by this Agreement;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Person or enter into a joint venture with any other Person;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment;

(vi) (A) adopt, establish or enter into any employee plan, including, for avoidance of doubt, any equity awards plans, (B) cause or permit any employee plan to be amended other than as required by Law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any bonus or make any profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any employee plan disclosed to the Company), or increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire any officer, employee or consultant;

(vii) enter into any material transaction outside the Ordinary Course of Business;

(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties;

(ix) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(x) waive, settle or compromise any pending or threatened Action against Parent or any of its Subsidiaries, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of Parent or its Subsidiaries, taken as a whole, or any equitable relief on, or the admission of wrongdoing by Parent or any of its Subsidiaries;

(xi) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses (provided, however, that any such accounts payable or accrued expenses need not be paid if the validity or amount thereof shall at the time be contested in good faith);

(xii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiii) other than, for the avoidance of doubt, obtaining “tail” insurance coverage in connection with the Closing, terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xiv) (A) materially change pricing or royalties or other payments set or charged by Parent or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to Parent or any of its Subsidiaries;

(xv) enter into, amend or terminate any Parent Material Contract; or

(xvi) agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

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(c) Notwithstanding any provision herein to the contrary (including the foregoing provisions of this Section 6.1), Parent may engage in the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or winding down of the Parent Legacy Assets or the sale, license, transfer, disposition, divestiture or other monetization transaction (i.e., a royalty transaction) or other disposition of any Parent Legacy Assets (and the dividend or distribution of any proceeds received by Parent in respect thereof) (each, an “Parent Legacy Transaction”); provided, however, that to the extent any Parent Legacy Transaction results in material obligations of Parent that will extend beyond Closing, such terms shall be reasonably acceptable to Company.

Section 6.2 Operation of the Company’s Business.

(a) Except (i) as expressly contemplated or permitted by this Agreement, (ii) as set forth in Section 6.2(a) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the Ordinary Course of Business and in material compliance with all applicable Law and the requirements of all Contracts that constitute Company Material Contracts.

(b) Except (i) as expressly contemplated or permitted by this Agreement, including as contemplated in the Concurrent Investment, (ii) as set forth in Section 6.2(b) of the Company Disclosure Letter, (iii) as required by applicable Law, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of capital stock of the Company or other securities (except for repurchase or redemption of shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii) except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the transactions contemplated by this Agreement;

(iii) sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing actions with respect to: (A) any capital stock or other security of the Company or any of its Subsidiaries (except for shares of Company Common Stock issued upon the valid exercise of Company Options or Company Warrants issued and outstanding as of the date of this Agreement or issued in accordance with this Section 6.2), (B) any option, warrant or right to acquire any capital stock or any other security or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company or any of its Subsidiaries;

(iv) form any Subsidiary or acquire any equity interest or other interest in any other Person or enter into a joint venture with any other Person;

(v) (A) lend money to any Person, (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others or (D) make any capital expenditure or commitment in excess of $100,000;

(vi) other than in the Ordinary Course of Business: (A) adopt, establish or enter into any employee plan, including, for the avoidance of doubt, any equity awards plans, (B) cause or permit any employee plan to be amended other than as required by law or in order to make amendments for the purposes of compliance with Section 409A of the Code, (C) pay any material bonus or make any material profit-sharing or similar payment to (except with respect to obligations in place on the date of this Agreement pursuant to any employee plan disclosed to Parent), or materially increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees, (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants, or (E) hire, engage or appoint any individual who may reasonably be deemed to be an “executive officer” as defined under the Exchange Act;

(vii) enter into any material transaction outside the Ordinary Course of Business;

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(viii) acquire any material asset or sell, lease, license or otherwise irrevocably dispose of any of its assets or properties, or grant any Lien with respect to such assets or properties, except in the Ordinary Course of Business;

(ix) sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Owned IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(x) other than in the Ordinary Course of Business: (A) make, change or revoke any material Tax election; (B) file any amended income or other material Tax Return; (C) adopt or change any material accounting method in respect of Taxes; (D) enter into any material Tax closing agreement, settle any material Tax claim or assessment; (E) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment; or (F) surrender any material claim for refund;

(xi) waive, settle or compromise any pending or threatened Action against the Company, other than waivers, settlements or agreements (A) for an amount not in excess of $50,000 in the aggregate (excluding amounts to be paid under existing insurance policies or renewals thereof) and (B) that do not impose any material restrictions on the operations or businesses of the Company or any equitable relief on, or the admission of wrongdoing by the Company;

(xii) delay or fail to repay when due any material obligation, including accounts payable and accrued expenses, other than in the Ordinary Course of Business;

(xiii) forgive any loans to any Person, including its employees, officers, directors or Affiliate;

(xiv) other than, for the avoidance of doubt, obtaining “tail” insurance coverage in connection with the Closing, terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv) enter into, amend or terminate any Company Material Contract;

(xvi) (A) materially change pricing or royalties or other payments set or charged by the Company or any of its Subsidiaries to its customers or licensees or (B) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed Intellectual Property to the Company or any of its Subsidiaries; or

(xvii) agree, resolve or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 6.3 Access and Investigation.

(a) Subject to the terms of the Confidentiality Agreement, which the parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period (but, for the avoidance of doubt, at the Effective Time, the Confidentiality Agreement shall terminate and be of no further force or effect), upon reasonable advance notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such party’s Representatives to: (a) provide the other party and such other party’s Representatives with reasonable access during normal business hours to such party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such party and its Subsidiaries, (b) provide the other party and such other party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such party and its Subsidiaries as the other party may reasonably request, (c) permit the other party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such party responsible for such party’s financial statements and the internal controls of such party to discuss such matters as the other party may deem necessary, and (d) make available to the other party copies of any material notice, report or other document filed

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with or sent to or received from any Governmental Entity in connection with the transactions contemplated by this Agreement. Any investigation conducted by either Parent or the Company pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other party.

(b) Notwithstanding anything herein to the contrary in this Section 6.3, no access or examination contemplated by this Section 6.3 shall be permitted to the extent that it would require any party or its Subsidiaries to waive the attorney-client privilege or attorney work product privilege, or violate any applicable Law; provided, that such party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other party all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other party in order that all such information may be provided to the other party without causing such violation or waiver.

Section 6.4 No Solicitation

(a) Each of Parent and the Company agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry, (ii) furnish any non-public information regarding such party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry, (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.7 and Section 6.8), (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction, (vi) take any action that would reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry or (vii) publicly propose to do any of the following; provided, however, that, notwithstanding anything contained in this Section 6.4 and subject to compliance with this Section 6.4, prior to the approval of this Agreement by a party’s stockholders (i.e., the Company Stockholder Approval, in the case of the Company and its Subsidiaries, or the Parent Stockholder Approval in the case of Parent), such party may furnish non-public information regarding such party and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which such party’s board of directors determines in good faith, after consultation with such party’s financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither such party nor any Representative of such party shall have breached this Section 6.4 in any material respect, (B) the board of directors of such party concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the board of directors’ fiduciary duties under applicable Law, (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, such party gives the other party written notice of the identity of such Person and of such party’s intention to enter into discussions with, such Person, (D) such party receives from such Person an executed Acceptable Confidentiality Agreement and (E) at least two (2) Business Days prior to furnishing any such nonpublic information to such Person, such party furnishes such nonpublic information to the other party (to the extent such information has not been previously furnished by such party to the other party). Without limiting the generality of the foregoing, each party acknowledges and agrees that, in the event any Representative of such party takes any action that, if taken by such party, would constitute a breach of this Section 6.4 by such party, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 6.4 by such party for purposes of this Agreement.

(b) If any party or any Representative of such party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such party shall promptly (and in no event later than one (1) Business Day after such party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other party orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such party shall keep the other party reasonably informed with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or material proposed modification thereto.

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(c) Each party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement.

Section 6.5 Notification of Certain Matters. During the Pre-Closing Period, each of the Company, on the one hand, and Parent, on the other hand, shall promptly notify the other (and, if in writing, furnish copies of) if any of the following occurs: (a) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, (b) any Action against or involving or otherwise affecting such party or its Subsidiaries is commenced, or, to the knowledge of such party, threatened against such party or, to the knowledge of such party, any director, officer or Key Employee of such party, (c) such party becomes aware of any inaccuracy in any representation or warranty made by such party in this Agreement or (d) the failure of such party to comply with any covenant or obligation of such party; in each case that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII, as applicable, impossible or materially less likely. No such notice shall be deemed to supplement or amend the Company Disclosure Letter or the Parent Disclosure Letter for the purpose of (x) determining the accuracy of any of the representations and warranties made by the Company in this Agreement or (y) determining whether any condition set forth in Article VII has been satisfied. Any failure by either party to provide notice pursuant to this Section 6.5 shall not be deemed to be a breach for purposes of Section 7.2(b) or Section 7.3(b), as applicable, unless such failure to provide such notice was knowing and intentional.

Section 6.6 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, (i) Parent shall prepare and file with the SEC a proxy statement relating to the Parent Stockholder Meeting to be held in connection with the Merger (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and (ii) Parent, in cooperation with the Company, shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement shall be included as a part (the Proxy Statement and the Form S-4, collectively, the “Registration Statement”), in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued by virtue of the transactions contemplated hereby. Parent shall use its reasonable best efforts to (i) cause the Registration Statement to comply with the applicable rules and regulations promulgated by the SEC, (ii) cause the Registration Statement to become effective as promptly as practicable and (iii) respond promptly to any comments or requests of the SEC or its staff relating to the Registration Statement. Each of the Company and Parent shall reasonably cooperate with the other party and furnish all information concerning itself and their Affiliates, as applicable, to the other parties that is required by law to be included in the Registration Statement as the other parties may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement.

(b) Parent covenants and agrees that the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith) will (i) comply as to form in all material respects with the requirements of applicable U.S. federal securities laws and the DGCL, and (ii) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information supplied by or on behalf of the Company to Parent for inclusion in the Registration Statement (including the Company Balance Sheet) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither party makes any covenant, representation or warranty with respect to statements made in the Registration Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the other party or any of its Representatives regarding such other party or its Affiliates for inclusion therein.

(c) Parent shall use reasonable best efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. If at any time before the Effective Time, (i) Parent, Merger Sub or the Company (A) become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, (B) receives notice of any SEC request for an amendment or supplement to the Registration Statement or for additional information related thereto, or (C) receives SEC comments on the Registration Statement, or (ii) the information provided in the Registration Statement has become “stale” and new information should be disclosed in an amendment or supplement to the Registration

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Statement, as the case may be, then such party, as the case may be, shall promptly inform the other parties thereof and shall cooperate with such other parties in Parent filing such amendment or supplement with the SEC (and, if appropriate, in mailing such amendment or supplement to the Parent stockholders) or otherwise addressing such SEC request or comments and each party and shall use their reasonable best efforts to cause any such amendment to become effective, if required. Parent shall promptly notify the Company if it becomes aware (1) that the Registration Statement has become effective, (2) of the issuance of any stop order or suspension of the qualification or registration of the Parent Common Stock issuable in connection with the transactions contemplated by this Agreement for offering or sale in any jurisdiction, or (3) any order of the SEC related to the Registration Statement, and shall promptly provide to the Company copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Registration Statement and all orders of the SEC relating to the Registration Statement.

(d) The Company shall reasonably cooperate with Parent and provide, and cause its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement (collectively, the “Company Required S-4 Information”). Without limiting the foregoing, the Company will use reasonable best efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two (2) Business Days before the date on which the Registration Statement is filed with the SEC (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Registration Statement, prior to the filing thereof with the SEC. Parent may file the Registration Statement, or any amendment or supplement thereto, without the prior consent of the Company, provided that Parent has included the Company Required S-4 Information in the Registration Statement in substantially the same form as it was provided to Parent by the Company pursuant to this Section 6.6; provided, further, that if the prior consent of the Company is not obtained then, notwithstanding anything else herein, the Company makes no covenant or representation regarding the portion of such information supplied by or on behalf of the Company to Parent for inclusion in such Registration Statement that the Company reasonably identifies prior to such filing of the Registration Statement.

(e) As promptly as reasonably practicable following the date of this Agreement, the Company will use reasonable best efforts to furnish to Parent (i) audited financial statements for each of its fiscal years required to be included in the Registration Statement (the “Company Audited S-4 Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim S-4 Financial Statements” and together with the Company Audited S-4 Financial Statements, the “Company S-4 Financial Statements”). Each of the Company S-4 Financial Statements will be suitable for inclusion in the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity and cash flows of the Company as of the dates of and for the periods referred to in the Company S-4 Financial Statements.

Section 6.7 Company Stockholder Written Consent.

(a) Promptly after the Registration Statement has been declared effective under the Securities Act, and in any event no later than two (2) Business Days thereafter, the Company shall obtain the approval by written consent from Company stockholders sufficient for the Company Stockholder Approval in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the transactions contemplated by this Agreement, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL (the “Company Stockholder Written Consent”). Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the transactions contemplated by this Agreement.

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(b) Reasonably promptly following receipt of the Company Stockholder Approval, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent. The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other transactions contemplated by this Agreement in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 6.7(b) shall be subject to Parent’s advance review and reasonable approval.

(c) The Company agrees that, subject to Section 6.7(d): (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the transactions contemplated by this Agreement and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 6.7(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”) and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d) Notwithstanding anything to the contrary contained in Section 6.7(c), and subject to compliance with Section 6.4 and Section 6.7, if at any time prior to approval and adoption of this Agreement by the Company Stockholder Approval, the Company receives a bona fide written Superior Offer, the Company Board may withhold, amend, withdraw or modify the Company Board Recommendation (or publicly propose to withhold, amend, withdraw or modify the Company Board Recommendation) in a manner adverse to Parent (collectively, a “Company Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Company Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has during the Notice Period (as defined below), negotiated with Parent in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer and (iii) if after Parent shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Notice Period, the Company Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Company Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) Parent receives written notice from the Company confirming that the Company Board has determined to change its recommendation at least four (4) Business Days in advance of the Company Board Adverse Recommendation Change (the “Notice Period”), which notice shall include a description in reasonable detail of the reasons for such Company Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Notice Period, Parent shall be entitled to deliver to the Company one or more counterproposals to such Acquisition Proposal and the Company will, and cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of such potential Superior Offer), the Company shall be required to provide Parent with notice of such material amendment and the Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.7(d) and the Company Board shall not make a Company Board Adverse Recommendation Change prior to the end of such Notice Period as so extended (it being understood that there may be multiple extensions).

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(e) The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 6.7(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal, or by any Company Board Adverse Recommendation Change.

Section 6.8 Stockholders’ Meeting.

(a) Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholder Meeting”) to consider and vote (i) to approve this Agreement and thereby approve the transactions contemplated by this Agreement; (ii) if deemed necessary by the parties, to amend Parent’s certificate of incorporation (x) to increase the number of authorized shares of Parent Common Stock and/or (y) to effect the Nasdaq Reverse Split; (iii) to elect the directors of Parent as contemplated by Section 1.1(c) and (iv) to adopt a new equity compensation plan, in a form approved by the Company and Parent (the “2023 Incentive Plan”), which 2023 Incentive Plan will provide for new awards for a number of shares of Parent Common Stock as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board, (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options or subject to Company Options assumed by Parent as contemplated by Section 3.2(a)) (clauses (i), (ii) and (iii) collectively, the “Required Parent Stockholder Proposals”, and clauses (i), (ii), (iii) and (iv) collectively, the “Parent Stockholder Matters”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.

(b) Parent agrees that (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters and shall use commercially reasonable efforts to solicit such approval within the timeframe set forth in Section 6.8(a) above and (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”).

(c) Notwithstanding anything to the contrary contained in Section 6.8(b), and subject to compliance with Section 6.4 and Section 6.8, if at any time prior to the Parent Stockholder Approval, Parent receives a bona fide written Superior Offer, the Parent Board may withhold, amend, withdraw or modify the Parent Board Recommendation with respect to the Required Parent Stockholder Proposals (or publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation with respect to the Required Parent Stockholder Proposals) in a manner adverse to the Company (collectively, a “Parent Board Adverse Recommendation Change”) if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify such recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiated with the Company in good faith to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to the Company a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that (x) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four (4) Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Notice

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Period”), which notice shall include a description in reasonable detail of the reasons for such Parent Board Adverse Recommendation Change, and written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer, (y) during any Parent Notice Period, the Company shall be entitled to deliver to Parent one or more counterproposals to such Acquisition Proposal and Parent will, and cause its Representatives to, negotiate with the Company in good faith (to the extent the Company desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the applicable Acquisition Proposal ceases to constitute a Superior Offer and (z) in the event of any material amendment to any Superior Offer (including any revision in the amount, form or mix of consideration the Parent’s stockholders would receive as a result of such potential Superior Offer), Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least three (3) Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 6.8(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended (it being understood that there may be multiple extensions).

(d) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 6.8(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or Acquisition Proposal, or by any Parent Board Adverse Recommendation Change.

(e) Nothing contained in this Agreement shall prohibit Parent or the Parent Board from complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure made by Parent or the Parent Board pursuant to Rules 14d-9 and 14e-2(a) shall be limited to a statement that Parent is unable to take a position with respect to the bidder’s tender offer unless the Parent Board determines in good faith, after consultation with its outside legal counsel, that such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

Section 6.9 Efforts; Transaction Litigation.

(a) The parties shall use reasonable best efforts to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, each party: (i) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement, (ii) shall use commercially reasonable efforts to obtain each consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement or for such Contract to remain in full force and effect, (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the transactions contemplated by this Agreement and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of the transactions contemplated by this Agreement.

(b) Without limiting the generality of the foregoing, Parent shall give the Company prompt written notice of any litigation against Parent and/or its directors relating to this Agreement or the transactions contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and keep Company reasonably informed with respect to the status thereof. Parent will (i) give the Company the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected; provided that Parent and the Company will use commercially reasonable efforts to find alternative solutions to not undermine or adversely affect the privilege such as entering into common interest agreements, joint defense agreements or similar agreements), (ii) consult with the Company with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) consider in good faith the Company’s advice with respect to such Transaction Litigation. Parent will obtain the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed) prior to settling or satisfying any such claim.

Section 6.10 Indemnification, Exculpation and Insurance.

(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Company shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company or its Subsidiary, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees

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and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director or officer of Parent or of the Company (and/or its Subsidiary), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the applicable Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent, unless such modification is required by applicable Law. The certificate of incorporation and bylaws of the Surviving Company shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c) From and after the Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s certificate of incorporation and bylaws and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d) From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, a six (6) year prepaid “D&O tail policy” for the non-cancelable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement, except that Parent will not commit or spend on such “D&O tail policy” annual premiums in excess of 250% of the annual premiums paid by Parent in its last full fiscal year prior to the date hereof for Parent’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance, and if such premiums for such “D&O tail policy” would exceed 250% of such annual premium, then Parent shall purchase policies that provide the maximum coverage available at an annual premium equal to 250% of such annual premium. The Company shall in good faith cooperate with Parent prior to the Effective Time with respect to the procurement of such “D&O tail policy.”

(e) From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.10 in connection with their enforcement of the rights provided to such persons in this Section 6.10.

(f) The provisions of this Section 6.10 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives.

(g) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving

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Company, as the case may be, shall succeed to the obligations set forth in this Section 6.10. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 6.10.

Section 6.11 Disclosure. The parties shall use their commercially reasonable efforts to agree to the text of any initial press release and Parent’s Form 8-K announcing the execution and delivery of this Agreement. Without limiting any party’s obligations under the Confidentiality Agreement, no party shall, and no party shall permit any of its Subsidiaries or any of its Representatives to, issue any press release or make any disclosure (to any customers or employees of such party, to the public or otherwise) regarding the transactions contemplated by this Agreement unless: (a) the other party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Law and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party of, and consults with the other party regarding, the text of such press release or disclosure; provided, however, that each of the Company and Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.11. Notwithstanding the foregoing, a party need not consult with any other parties in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.7(d) or pursuant to Section 6.8(e).

Section 6.12 Listing. At or prior to the Effective Time, Parent shall use its commercially reasonable efforts to (a) maintain its listing on Nasdaq until the Effective Time and to obtain approval of the listing of the combined corporation on Nasdaq, (b) to the extent required by the rules and regulations of Nasdaq, prepare and submit to Nasdaq a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the transactions contemplated by this Agreement, including the Concurrent Investment, and to cause such shares to be approved for listing (subject to official notice of issuance); (c) prepare and timely submit to Nasdaq a notification form for the Nasdaq Reverse Split (if required) and to submit a copy of the amendment to Parent’s certificate of incorporation effecting the Nasdaq Reverse Split, certified by the Secretary of State of the State of Delaware, to Nasdaq on the Closing Date; and (d) to the extent required by Nasdaq Marketplace Rule 5110, assist the Company in preparing and filing an initial listing application for the Parent Common Stock on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be conditionally approved prior to the Effective Time. Each of Parent and the Company will reasonably promptly inform the other party of all verbal or written communications between Nasdaq and such party or its representatives. The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The party not filing the Nasdaq Listing Application will cooperate with the other party as reasonably requested by such filing party with respect to the Nasdaq Listing Application and promptly furnish to such filing party all information concerning itself and its members that may be required or reasonably requested in connection with any action contemplated by this Section 6.12. All Nasdaq fees associated with any action contemplated by this Section 6.12 (other than the all-inclusive annual Nasdaq fee, which shall be borne entirely by the Company) shall be shared equally by the Company and Parent.

Section 6.13 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14 Employee Matters. At the Effective Time, Parent shall assume the employment agreements for each of the employees of the Company set forth on Section 6.14 of the Company Disclosure Letter and the Company shall cause each such employee to waive any change of control or severance benefits that would otherwise arise solely by virtue of the consummation of the Merger (alone or in combination with any other event).

Section 6.15 Tax Matters.

(a) Each of Parent and the Company will (and will cause its Affiliates to) (i) use all reasonable best efforts to cause the Merger to constitute as a transaction qualifying for the Intended Tax Treatment and (ii) not take any action or fail to take any action required hereby that could reasonably be expected to prevent or impede the Merger from qualifying as a transaction qualifying for the Intended Tax Treatment. Parent shall not file (or

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cause its Affiliates, including the Company, to file) any U.S. federal, state or local Tax Return after the Closing Date in a manner that is inconsistent with the treatment of the Merger as a transaction qualifying for the Intended Tax Treatment for U.S. federal, state income and other relevant Tax purposes, and shall not take any inconsistent position during the course of any audit, litigation or other proceeding with respect to Taxes, in each case, unless otherwise required by a determination within the meaning of Section 1313(a) of the Code.

(b) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration value added and other such similar Taxes and fees (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions contemplated hereby shall be borne and paid by the Company. Unless otherwise required by applicable law, the Company shall timely file any Tax Return or other document with respect to such Taxes or fees (and the Company shall reasonably cooperate with respect thereto as necessary).

(c) On the Closing Date, the Company shall provide Parent with a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations § 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations § 1.897-2(h)(2).

Section 6.16 Calculation of the Exchange Ratio.

(a) No later than five (5) Business Days before the Closing, Parent will deliver to the Company Parent’s determination of the Exchange Ratio (the “Exchange Ratio Statement”); provided, that, the Company shall cooperate with Parent and provide information to Parent to the extent necessary to allow Parent to calculate the Exchange Ratio.

(b) No later than three (3) Business Days after delivery of the Exchange Ratio Statement (the last day of such period, the “Response Date”), the Company shall have the right to dispute any part of the Exchange Ratio Statement by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail and to the extent known the nature and amounts of any proposed revisions to the Exchange Ratio Statement and will be accompanied by reasonably detailed materials supporting the basis for such revisions.

(c) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the Exchange Ratio Statement or, if on the Response Date, the Company fails to deliver a Dispute Notice as provided in Section 6.16(b), then the Exchange Ratio as set forth in the Exchange Ratio Statement shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio for purposes of this Agreement.

(d) If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of Parent and the Company shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Exchange Ratio, which, if agreed, shall be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio for purposes of this Agreement.

(e) If Representatives of Parent and the Company are unable to negotiate an agreed-upon determination of the Exchange Ratio pursuant to Section 6.16(d) within three (3) Business Days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon), then any remaining disagreements as to the calculation of the Exchange Ratio shall be referred to an independent auditor of recognized national standing jointly selected by Parent and the Company. If the parties are unable to select an independent auditor within five (5) days, then either Parent or the Company may thereafter request that the American Arbitration Association (“AAA”) make such selection (either the independent auditor jointly selected by both parties or such independent auditor selected by the AAA, the “Accounting Firm”). Parent and the Company shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Exchange Ratio Statement and the Dispute Notice, and Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within five (5) Business Days of accepting its selection. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur

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without the presence of a Representative of each of Parent and the Company. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Exchange Ratio made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final and binding on Parent and the Company and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Exchange Ratio for purposes of this Agreement. The parties shall delay the Closing until the resolution of the matters described in this Section 6.16(e). The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed portion of the Exchange Ratio that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed portion of the Exchange Ratio. If this Section 6.16(e) applies as to the determination of the Exchange Ratio, upon resolution of the matter in accordance with this Section 6.16(e), the parties shall not be required to determine the Exchange Ratio again even though the Closing may occur later than the Anticipated Closing Date, except that either Parent and the Company may request a redetermination of the Exchange Ratio if the Closing Date is more than thirty (30) days after the Anticipated Closing Date.

Section 6.17 Obligations of Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 6.18 Officers and Directors. Until successors are duly elected or appointed and qualified in accordance with applicable Law, the parties shall use commercially reasonable efforts and take all necessary action so that the Persons contemplated herein are elected or appointed, as applicable, to the positions of officers of Parent and officers and directors of the Surviving Company, as set forth herein, to serve in such positions effective as of the Effective Time. If any such Person is unable or unwilling to serve as officer of Parent or an officer or director of the Surviving Company, the party appointing such Person shall designate a successor. The parties shall use reasonable best efforts to have each of the Persons that will serve as directors and executive officers of the Parent following the Closing to execute and deliver a Lock-Up Agreement prior to Closing.

Section 6.19 Termination of Certain Agreements and Rights. Except as set forth on Section 6.19 of the Company Disclosure Letter, the Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements, loan agreements, promissory notes and any other similar Contracts with future obligations or contingent liabilities on the part of the Company or any of its Subsidiaries (or Parent, from and after the Closing) between the Company and any holders of capital stock of the Company (or any officer or director of the Company), including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director registration rights, to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Company.

Section 6.20 Allocation Certificate. The Company will prepare and deliver to Parent prior to the Closing a certificate signed by the Company’s Chief Executive Officer in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) (i) the authorized capital stock of the Company, (ii) the number of shares of Company Common Stock (excluding treasury shares) issued and outstanding, (iii) the number of shares of Company Common Stock held by the Company in its treasury, (iv) the number of shares of Company Common Stock reserved for issuance pursuant to the Company Equity Plan (and the number of shares that are subject to outstanding Company Options), (v) the number of Company Warrants issued and outstanding, and (vi) the number of shares of Company Common Stock reserved for issuance pursuant to the Company Warrants and (b)(i) each holder of capital stock of the Company, (ii) such holder’s name and address, (iii) the number or percentage and type of capital stock of the Company held as of the Closing Date for each such holder and (iv) the number of shares of Parent Common Stock to be issued to such holder pursuant to this Agreement in respect of the capital stock of the Company held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

Section 6.21 Parent SEC Documents. From the date of this Agreement to the Effective Time, Parent shall timely file with the SEC all registration statements, proxy statements, certifications, reports, schedules, exhibits, forms and other documents required to be filed by Parent with the SEC required to be filed by it under the Exchange Act or the Securities Act (“SEC Documents”). As of its filing date, or if amended after the date of this Agreement, as of the date of the last such amendment, each SEC Document filed by Parent with the SEC (a) shall comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and (b) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

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Section 6.22 Legends. Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equityholders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

Section 6.23 Stock Dividend. The Parent Board shall declare and pay a dividend of Parent Common Stock in the amount of 3.300075062 shares of Parent Common Stock per each share of Parent Common Stock issued and outstanding (the “Stock Dividend”). The record date for the Stock Dividend shall be the close of business on the Business Day immediately prior to the Closing Date (or such other date before the Closing Date so that the Stock Dividend will be made to stockholders of Parent Common Stock immediately prior to the Effective Time) and the payment date for which shall be the Closing Date (or such other date as necessary on or before the Nasdaq Reverse Split); provided that the payment of such distribution may be conditioned upon the occurrence of the Effective Time (and, for the avoidance of doubt, Parent Stockholder Approval).

Article VII
CONDITIONS PRECEDENT

Section 7.1 Conditions Precedent to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger and otherwise consummate the transactions contemplated by this Agreement at the Closing is subject to the satisfaction, or, to the extent permitted by applicable Law, the written waiver by each of the parties, at or prior to the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn. Any material state securities Laws applicable to the issuance of the shares of Parent Common Stock in connection with the transactions contemplated by this Agreement shall have been complied with and no stop order (or similar order) shall have been issued or threatened in writing in respect of such shares of Parent Common Stock by any applicable state securities commissioner or court of competent jurisdiction.

(b) Stockholder Approval. (i) the Company shall have obtained the Company Stockholder Approval and (ii) Parent shall have obtained the Parent Stockholder Approval.

(c) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger and the transactions contemplated by this Agreement.

(d) Nasdaq Listing. The approval of the listing of the additional shares of Parent Common Stock on Nasdaq shall have been obtained and the shares of Parent Common Stock to be issued in the transactions contemplated by this Agreement and pursuant to this Agreement shall have been approved for listing (subject to official notice of issuance) on Nasdaq.

Section 7.2 Additional Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a) Accuracy of Representations. The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies which are de minimis, individually or in the aggregate, (y) for those representations and warranties which address matters only as of a particular date (which representations and

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warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date) or (z) for such inaccuracies that are taken into account in the calculation of the Company Outstanding Shares and the Exchange Ratio. The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Documents. Parent shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Section 7.2(a), (b), (d), (e), (f), (g) and (h) have been duly satisfied and (ii) that the information (other than emails and addresses) set forth in the Allocation Certificate delivered by the Company in accordance with Section 6.20 is true and accurate in all respects as of the Closing Date;

(ii) a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h), in each case, in form and substance reasonably acceptable to Parent; and

(iii) the Allocation Certificate.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(e) Company Stockholder Written Consent. The Company Stockholder Written Consent executed by the stockholders of the Company shall be in full force and effect.

(f) Concurrent Investment. The Stock Purchase Agreement shall be in full force and effect and the Concurrent Investment shall result in gross proceeds to Parent of not less than $15,000,000, which gross proceeds shall have been received by Parent, or will be received by Parent substantially simultaneously with the Closing.

(g) Outstanding Company Warrants. The number of shares of Company Common Stock issuable upon the exercise of the Company Warrants in accordance with the terms thereof as of immediately prior to the Effective Time shall not exceed 30,000,000, shares of Company Common Stock.

(h) Company Lock-Up Agreements. Stockholders of the Company representing no less than 60% of the Company’s fully-diluted Company Common Stock (on an as-converted-to-Company Common Stock basis) as of immediately prior to the Effective Time have executed and delivered to Parent Lock-Up Agreements.

Section 7.3 Additional Conditions Precedent to Obligation of the Company. The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a) Accuracy of Representations. Each of the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such date). The Parent Capitalization Representations

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shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (w) for such inaccuracies which are de minimis, individually or in the aggregate, (x) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (w), as of such particular date), (y) variances arising solely due to the transactions contemplated under the Stock Purchase Agreement or (z) for such inaccuracies that are taken into account in the calculation of the Parent Outstanding Shares and the Exchange Ratio. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications) or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Letter made or purported to have been made after the date of this Agreement shall be disregarded).

(b) Performance of Covenants. Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

(c) Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(i) a certificate executed by an executive officer of Parent certifying that the conditions set forth in Section 7.3(a), (b), (d) and (e) have been duly satisfied;

(ii) written resignations in forms reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing executed by the officers and directors of Parent who are not to continue as officers or directors of Parent pursuant to Section 6.18 hereof; and

(iii) the Exchange Ratio Statement.

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

(e) Parent Closing Cash. The Parent Closing Cash shall not be less than $4,000,000.

(f) Parent Redemption. The Parent shall have redeemed all outstanding preferred stock of Parent so that, as of immediately prior to the Effective Time, the only shares of the capital stock of Parent outstanding are the Parent Common Stock.

Article VIII
TERMINATION

Section 8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by October 31, 2023 (subject to possible extension as provided in this Section 8.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to the Company or Parent if such party’s (or in the case of Parent, Merger Sub) action or failure to act has been a principal cause of the failure of the Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement, provided further, however, that, in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days;

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(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement;

(d) by Parent if the Company Stockholder Approval shall not have been delivered on or prior to the second (2nd) Business Day after the Registration Statement is declared effective under the Securities Act; provided, however, that once the Company Stockholder Approval has been obtained, Parent may not terminate this Agreement pursuant to this Section 8.1(d);

(e) by either Parent or the Company if (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and Parent’s stockholders shall have taken a final vote on the Parent Stockholder Matters and (ii) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent where the failure to obtain the Parent Stockholder Approval shall have been caused by the action or failure to act of Parent and such action or failure to act constitutes a material breach by Parent of this Agreement;

(f) by the Company (at any time prior to the Parent Stockholder Approval) if a Parent Triggering Event shall have occurred;

(g) by Parent (at any time prior to the adoption of this Agreement and the approval of the transactions contemplated by this Agreement by the Company Stockholder Approval) if a Company Triggering Event shall have occurred;

(h) by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided, that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) and (ii) Parent or Merger Sub (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(h) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(i) by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company then this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty-(30) day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) and (ii) the Company ceasing to exercise commercially reasonable efforts to cure such breach following delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 8.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 8.1(i) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective); or

(j) by Parent (at any time prior to the Parent Stockholder Approval) and following compliance with all of the requirements set forth in the proviso to this Section 8.1(j), upon the Parent Board authorizing Parent to enter into a Permitted Alternative Agreement; provided, however, that Parent shall not enter into any Permitted

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Alternative Agreement unless: (i) the Company shall have received written notice from Parent of Parent’s intention to enter into such Permitted Alternative Agreement at least four (4) Business Days in advance, with such notice describing in reasonable detail the reasons for such intention as well as the material terms and conditions of such Permitted Alternative Agreement, including the identity of the counterparty together with copies of the then current draft of such Permitted Alternative Agreement and any other related principal transaction documents, (ii) Parent shall have complied in all material respects with its obligations under Section 6.4 and Section 6.8, (iii) the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to enter into such Permitted Alternative Agreement would reasonably be expected to be inconsistent with its fiduciary obligations under applicable Law and (iv) Parent shall concurrently pay to the Company the Company Termination Fee in accordance with Section 8.3(c).

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give a notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3 and Article IX (and the related definitions of the defined terms in such Article) shall survive the termination of this Agreement and shall remain in full force and effect and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

Section 8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3 and Section 6.12 all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided that all documented expenses reasonably incurred in connection with the engagement of the Exchange Agent and all filing and other fees paid to the SEC in connection with the Merger and the transactions contemplated hereby (the “Shared Expenses”), shall be borne fifty percent (50%) by the Company and fifty percent (50%) by Parent; provided, further, that the parties agree that in no event shall the Company be responsible for its portion of the Shared Expenses in an amount in excess of $50,000.

(b) If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e) or by the Company pursuant to Section 8.1(f), (ii) at any time after the date of this Agreement and prior to the Parent Stockholder Meeting, an Acquisition Proposal with respect to Parent shall have been publicly announced, disclosed or otherwise communicated to the Parent Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 8.1(e), within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then Parent shall pay to the Company, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $1,000,000 (the “Company Termination Fee”).

(c) If this Agreement is terminated (i) by the Company pursuant to Section 8.1(b) or Section 8.1(e) (when at the time this Agreement is terminated, the Company had the right to terminate this Agreement pursuant to Section 8.1(f)) then Parent shall pay to the Company within five (5) Business Days of such termination, the Company Termination Fee or (ii) by Parent pursuant to Section 8.1(j), then Parent shall pay to the Company, concurrent with such termination, the Company Termination Fee.

(d) If (i) this Agreement is terminated by Parent pursuant to Section 8.1(d) or Section 8.1(g), (ii) at any time after the date of this Agreement and before obtaining the Company Stockholder Approval, an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board (and shall not have been withdrawn) and (iii) in the event this Agreement is terminated pursuant to Section 8.1(d), within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Subsequent Transaction or consummates a Subsequent Transaction, then the Company shall pay to Parent, within ten (10) Business Days after termination (or, if applicable, upon such entry into a definitive agreement or consummation of a Subsequent Transaction), a nonrefundable fee in an amount equal to $3,000,000.

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(e) If this Agreement is terminated by the Company pursuant to Section 8.1(h), Parent shall reimburse the Company for all reasonable out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum of $1,500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.

(f) If this Agreement is terminated by Parent pursuant to Section 8.1(i), the Company shall reimburse Parent for all reasonable out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement, up to a maximum of $1,500,000, by wire transfer of same-day funds within ten (10) Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses.

(g) If either party fails to pay when due any amount payable by it under this Section 8.3, then (i) such party shall reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 8.3 and (ii) such party shall pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the other party in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid plus three percent.

(h) The parties agree that, subject to Section 8.2, the payment of the fees and expenses set forth in this Section 8.3 shall be the sole and exclusive remedy of each party following a termination of this Agreement under the circumstances described in this Section 8.3, it being understood that in no event shall either Parent or the Company be required to pay the individual fees or damages payable pursuant to this Section 8.3 on more than one occasion. Subject to Section 8.2, following the payment of the fees and expenses set forth in this Section 8.3 by a party, (i) such party shall have no further liability to the other party in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by the other party giving rise to such termination, or the failure of the transactions contemplated by this Agreement to be consummated, (ii) no other party or their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against such party or seek to obtain any recovery, judgment or damages of any kind against such party (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such party) in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transactions contemplated by this Agreement to be consummated and (iii) all other parties and their respective Affiliates shall be precluded from any other remedy against such party and its Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the transactions contemplated by this Agreement to be consummated. Each of the parties acknowledges that (x) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (y) without these agreements, the parties would not enter into this Agreement and (z) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the parties in the circumstances in which such amount is payable; provided, however, that nothing in this Section 8.3(h) shall limit the rights of the parties under Section 9.12.

Article IX
GENERAL PROVISIONS

Section 9.1 Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

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Section 9.3 Waiver. The parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company or Parent, as applicable, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i) if to Parent or Merger Sub, to:

CohBar, Inc. 1455 Adams Drive, Suite 1308 Menlo Park, CA 94025 Attention: Joe Sarret Email: [* * *]
with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921
Attention:	Ryan A. Murr, Esq. Branden C. Berns, Esq.
Email:	rmurr@gibsondunn.com bberns@gibsondunn.com

(ii) if to Company or the Surviving Company, to:

Morphogenesis, Inc. 10500 University Center Drive Suite 110 Tampa, FL 3361
Attention:	Dan Dearborn, Chief Financial Officer
E-mail:	[* * *]
with a copy (which shall not constitute notice) to:
Foley & Lardner LLP 100 North Tampa Street Suite 2700 Tampa, FL 33602-5810
Attention:	Curt P. Creely, Esq. Garrett F. Bishop, Esq.
Email:	ccreely@foley.com gbishop@foley.com

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Section 9.5 Certain Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms not materially less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement, except such confidentiality agreement need not contain any standstill, non-solicitation or no hire provisions. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with Parent relating to a potential Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(b) “Acquisition Inquiry” means, with respect to the Company or Parent, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Parent, on the one hand, or the Company, on the other hand, to the other party) that could reasonably be expected to lead to an Acquisition Proposal.

(c) “Acquisition Proposal” means, with respect to the Company or Parent, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Affiliates, on the one hand, or by or on behalf of the Company or any of its Affiliates, on the other hand, to the other party) contemplating or otherwise relating to any Acquisition Transaction with such party, other than any Parent Legacy Transaction and the Concurrent Investment.

(d) “Acquisition Transaction” means any transaction or series of related transactions (other than any Parent Legacy Transaction or the Concurrent Investment) involving:

(i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent Person, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a party or any of its Subsidiaries or (iii) in which a party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such party or any of its Subsidiaries; or

(ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its Subsidiaries, taken as a whole.

(e) “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(f) “Anticipated Closing Date” means the anticipated Closing Date, as agreed upon by Parent and the Company.

(g) “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in the State of New York or the State of Delaware are authorized or required by applicable Law to be closed.

(h) “Cash and Cash Equivalents” means all (a) cash and cash equivalents, (b) marketable securities and (c) short-term investments, in each case determined in accordance with GAAP, and excluding restricted cash, if any.

(i) “Company Capitalization Representations” means the representations and warranties of the Company set forth in Section 4.2.

(j) “Company Fundamental Representations” means the representations and warranties of the Company set forth in Sections 4.1(a), 4.1(b), 4.4 and 4.24.

(k) “Company Owned IP” means all Intellectual Property owned by the Company or any of its Subsidiaries in whole or in part.

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(l) “Company Triggering Event” shall be deemed to have occurred if: (a) the Company Board shall have made a Company Board Adverse Recommendation Change; (b) the Company Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) the Company shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal.

(m) “Confidentiality Agreement” means that certain letter agreement by and between Parent and the Company, dated as of October 13, 2022.

(n) “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(o) “Health Care Laws” means the FDCA; the Public Health Service Act (42 U.S.C. § 201 et seq.), including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347); the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); any regulations promulgated pursuant to such laws; and any other state, federal or ex-U.S. laws, accreditation standards, or regulations governing the manufacturing, development, testing, labeling, advertising, marketing or distribution of drugs or biological products, kickbacks, patient or program charges, recordkeeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care, clinical laboratory or diagnostic products or services, to the extent applicable to the Company or any of its Subsidiaries.

(p) “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under installment sale contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others and (vii) all defined benefit pension, multiemployer pension, post-retirement health and welfare benefit, accrued annual or other bonus obligations, any unpaid severance liabilities currently being paid or payable in respect of employees and service providers of the Company or any of its Subsidiaries who terminated employment or whose services to the Company or any of its Subsidiaries have ceased (as applicable) prior to the Closing and deferred compensation liabilities of the Company or any of its Subsidiaries, together, in each case, with any associated employer payroll taxes.

(q) “Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following to the extent protected by applicable law: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information (“Trade Secrets”); and (v) any other proprietary or intellectual property rights of any kind or nature.

(r) “Key Employee” of Parent or the Company, as the case may be, means (i) any executive officer of such party or any of its Subsidiaries; and (ii) any employee of such party or any of its Subsidiaries that reports directly to the Board of Directors of such party or to an executive officer of such party or any of its Subsidiaries.

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(s) “knowledge” of any party means (i) the actual knowledge of any executive officer of such party or other officer having primary responsibility for the relevant matter or (ii) any fact or matter which any such officer of such party could be expected to discover or otherwise become aware of in the course of conducting a reasonably comprehensive investigation, consistent with such officer’s title and responsibilities, concerning the existence of the relevant matter.

(t) “Nasdaq” means the Nasdaq Stock Market, LLC.

(u) “Nasdaq Reverse Split” means a reverse stock split of all outstanding shares of Parent Common Stock (including any Parent Common Stock issued in the Stock Dividend and in the Concurrent Investment) effected by Parent for the purpose of maintaining compliance with Nasdaq listing standards.

(v) “Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that during the Pre-Closing Period, the Ordinary Course of Business of Parent shall also include the Wind-Down Activities and the Parent Legacy Transactions; provided, however, that to the extent such activity results in ongoing post-Closing obligations to Parent or Company, the terms of such activity shall be reasonably acceptable to Company.

(w) “Parent Capitalization Representations” means the representations and warranties of Parent and Merger Sub set forth in Section 5.2.

(x) “Parent Closing Cash” means an amount equal to, as of the Effective Time, the Parent’s Cash and Cash Equivalents after taking into account any Transaction Expenses of Parent.

(y) “Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 5.1(a), 5.1(b), 5.4 and 5.22.

(z) “Parent Legacy Assets” means the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation Parent’s CB4211 candidate and CB5138 Analogs.

(aa) “Parent Owned IP” means all Intellectual Property owned by Parent or any of its Subsidiaries in whole or in part.

(bb) “Parent Stockholder Approval” means, approval by the holders of Parent Common Stock in accordance with the DGCL and Parent’s Certificate of Incorporation of the Required Parent Stockholder Proposals.

(cc) “Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation, (b) the Parent Board or any committee thereof shall have made a Parent Board Adverse Recommendation Change or approved, endorsed or recommended any Acquisition Proposal or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 6.4).

(dd) “Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

(ee) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(ff) “Representative” means a party’s directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

(gg) “SEC” means the Securities and Exchange Commission.

(hh) “Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

(ii) “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

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(jj) “Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) the Agreement, (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof and the financing terms thereof), as well as any written offer by the other party to the Agreement to amend the terms of the Agreement, and following consultation with its outside legal counsel and financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the transactions contemplated by this Agreement, (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party) and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

(kk) “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity or any other Person with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(ll) “Taxes” (i) means all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

(mm) “Transaction Expenses” means the aggregate amount (without duplication) of all costs, fees and expenses incurred by Parent or any of its Subsidiaries (including Merger Sub), or for which Parent or any of its Subsidiaries are or may become liable in connection with the transactions contemplated hereby and the negotiation, preparation and execution of this Agreement or any other agreement, document, instrument, filing, certificate, schedule, exhibit, letter or other document prepared or executed in connection with the transactions contemplated hereby, including (a) any fees and expenses of legal counsel and accountants, the maximum amount of fees and expenses payable to financial advisors, investment bankers, brokers, consultants, tax advisors, transfer agents, proxy solicitor and other advisors of Parent and (b) any bonus, retention payments, severance, change-in-control payments or similar payment obligations (including payments with “single-trigger” provisions triggered at and as of the consummation of the transactions contemplated hereby) that become due or payable to any director, officer, employee or consultant in connection with the consummation of the transactions contemplated hereby, together with any payroll Taxes associated therewith; provided, however, that Transaction Expenses shall specifically exclude the value of any settlement or judgment that is awarded post-Closing relating to stockholder litigation arising out of or in connection with the transactions contemplated by this Agreement.

(nn) “Wind-Down Activities” means any actions taken to effect the winding down of Parent’s research and development, clinical development or intellectual property prosecution and maintenance activities.

Section 9.6 Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified.

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Section 9.7 Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 9.8 No Third Party Beneficiaries.

(a) Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as provided in Section 6.10.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 9.10 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.11 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment or delegation without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.12 Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not

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then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

Section 9.13 Currency. All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 9.14 Further Assurances. Each party agrees to cooperate fully with the other party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

Section 9.15 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.16 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.17 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.18 Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 9.19 No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COHBAR, INC.
By:	/s/ Joseph J. Sarret
Name:	Joseph J. Sarret
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHIMERA MERGECO, INC.
By:	/s/ Joseph J. Sarret
Name:	Joseph J. Sarret
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MORPHOGENESIS, INC.
By:	/s/ James D. Bianco
Name:	James D. Bianco, M.D.
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

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Exhibit A-1

FORM OF PARENT SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of May 22, 2023 (the “Effective Date”), is made by and among CohBar, Inc., a Delaware corporation (“Parent”), Morphogenesis, Inc., a Delaware corporation (the “Company”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of Parent.

WHEREAS, Parent, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares and/or holds options and/or warrants to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent, Merger Sub and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Parent or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Parent, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the Parent Stockholder Matters and (ii) against any competing proposals. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the date and time that the Merger Agreement shall have been terminated pursuant to the terms thereof and (b) the Effective Time.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any options or warrants to acquire Shares or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

4. Share Transfers. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment

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or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to any options or warrants to acquire Shares held by Stockholder which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Parent as payment for the (i) exercise price of Stockholder’s options or warrants and (ii) taxes applicable to the exercise of Stockholder’s options or warrants, (3) transfers to another holder of the capital stock of Parent that has signed a voting agreement in substantially the form hereof, and (4) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) Stockholder has the legal capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) Stockholder beneficially owns the number of Shares indicated opposite Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any Liens, and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any Contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any Law, statute, rule or regulation to which Stockholder is subject; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of Stockholder; and

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(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of Stockholder, threatened against Stockholder that would reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. By execution of this Agreement, Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign Stockholder’s name (solely in its capacity as a stockholder) to any stockholder consent, if Stockholder is unable to perform or otherwise does not perform his or her obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of Stockholder and the obligations of Stockholder shall be binding on Stockholder’s heirs, personal representatives, successors, transferees and assigns. Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

8. Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Parent (and/or holder of options or warrants to acquire Shares) and not in Stockholder’s capacity as a director, officer or employee of Parent or its Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Parent in the exercise of his or her fiduciary duties as a director and/or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

10. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 10 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

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11. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

12. Disclosure. Stockholder hereby agrees that Parent and the Company may publish and disclose in any registration statement, any prospectus filed with any regulatory authority in connection with the transactions contemplated by this Agreement and the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to any registration statement or prospectus or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated thereby, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated thereby, without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by Stockholder (or any affiliated officer or director of Stockholder) that would be permitted to be taken by Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

13. Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or if by e mail, upon written confirmation of receipt by e mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid to the Company or Parent, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to Stockholder at his or her address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

14. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

15. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by such party without the prior written consent of the other parties shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16. Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of Parent who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other stockholder of Parent. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

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17. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

18. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the Certificate of Incorporation of Parent, the Merger Agreement and the transactions contemplated thereby, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement. This Agreement (including the Schedules hereto) and the other agreements referred to in this Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

21. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

22. Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences

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thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

26. Construction. When a reference is made in this Agreement to a Section or Schedule such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Notwithstanding anything to the contrary, in no event shall the restrictions and obligations contemplated by this Agreement apply to any shares of capital stock or other equity securities of Parent held or owned by or on behalf of any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership as of immediately prior to the execution and delivery of this Agreement; provided that Stockholder does not have any voting or dispositive power over the shares of capital stock or other equity securities of Parent held by such person.

[Remainder of Page has Intentionally Been Left Blank]

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EXECUTED as of the date first above written.

[STOCKHOLDER]
By:

[Signature Page to Support Agreement]

Annex A-73

EXECUTED as of the date first above written.

COHBAR, INC.
By:
Name:
Title:
MORPHOGENESIS, INC.
By:
Name:
Title:

[Signature Page to Support Agreement]

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SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Parent Common Stock	Options	Warrants

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Exhibit A-2

FORM OF COMPANY SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of May 22, 2023 (the “Effective Date”), is made by and among CohBar, Inc., a Delaware corporation (“Parent”), Morphogenesis, Inc., a Delaware corporation (the “Company”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Parent, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares [and holds options or warrants to acquire the number of Shares]1 indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent, Merger Sub and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby and (ii) against any competing proposals. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the date and time that the Merger Agreement shall have been terminated pursuant to the terms thereof and (b) the Effective Time.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any options or warrants to acquire Shares or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

____________

1       Include if applicable to stockholder.

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4. Share Transfers. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to any options or warrants to acquire Shares held by Stockholder which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of Stockholder’s options or warrants and (ii) taxes applicable to the exercise of Stockholder’s options or warrants, (3) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (4) transfers, sales or other dispositions as Parent may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Waiver of Appraisal Rights. Stockholder hereby agrees not to (a) assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger (collectively, “Appraisal Rights”) or (b) commence or participate in any claim, derivative or otherwise, against the Company relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the Merger Agreement or the transactions contemplated thereby.

6. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) Stockholder has the legal capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) Stockholder beneficially owns the number of Shares indicated opposite Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any Liens, and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any Contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder

Annex A-77

is bound, or any Law, statute, rule or regulation to which Stockholder is subject; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

(e) the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of Stockholder; and

(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of Stockholder, threatened against Stockholder that would reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

7. Release of Claims.

(a) Subject to and upon the consummation of the Merger and the receipt of the Merger Consideration to which Stockholder is entitled, Stockholder, and, if Stockholder is a legal entity, together with the Stockholder’s officers, directors, stockholders, Subsidiaries and Affiliates, and each of their respective heirs, Representatives, successors and assigns (such persons, the “Releasors”), hereby fully and unconditionally (subject to the receipt of the amounts specified in this paragraph) releases, acquits and forever discharges, to the fullest extent permitted by law, each of Parent, Merger Sub, the Company, each of their Subsidiaries and Affiliates and their respective past, present or future officers, directors, employees, counsel and agents, and the stockholders of the Company prior to Closing (such persons, the “Releasees”), from and against any and all liabilities, actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, asserted or unasserted, suspected or unsuspected, absolute or contingent, unmatured or inchoate, both at law and in equity, which Stockholder or any of the Releasors ever had, now has or may hereafter have against any of the Releasees, on or by reason of any matter, cause or thing whatsoever that arose prior to the Closing; provided, however, that nothing herein shall be deemed to release (a) any right of Stockholder expressly set forth in the Merger Agreement, including the right to receive the Merger Consideration to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof, (b) any liabilities of a Releasee in connection with any future transactions between the parties that are not related to the Merger Agreement or the transactions contemplated thereby and (c) any employment compensation or benefits matter affecting any Releasor in his or her capacity as a director, manager, officer or employee of the Company, its Affiliates or its Subsidiaries.

(b) Stockholder represents that as to each and every claim released hereunder, Stockholder has received the advice of legal counsel with regard to the releases contained herein, and having been so advised, specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY

(c) Stockholder represents and acknowledges that he, she, or it has read this release and understands its terms and has been given an opportunity to ask questions of the Company’s representatives. Stockholder further represents that in signing this release he, she or it does not rely, and has not relied, on any representation or statement not set forth in this release made by any representative of the Company or anyone else with regard to the subject matter, basis or effect of this release or otherwise.

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8. Irrevocable Proxy. By execution of this Agreement, Stockholder does hereby appoint Parent and any of its designees with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign Stockholder’s name (solely in its capacity as a stockholder) to any stockholder consent, if Stockholder is unable to perform or otherwise does not perform his or her obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of Stockholder and the obligations of Stockholder shall be binding on Stockholder’s heirs, personal representatives, successors, transferees and assigns. Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

9. No Litigation. Stockholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Entity (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger), (b) alleging a breach of any fiduciary duty of any Person in connection with the Merger Agreement or the transactions contemplated thereby, (c) seeking Appraisal Rights in connection with the Merger or (d) otherwise relating to the Merger Agreement, this Agreement or the Merger or other transactions contemplated by the Merger Agreement or this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit Stockholder from enforcing the Stockholder’s rights under this Agreement (including, for the avoidance of doubt, pursuant to Section 7) or Stockholder’s right to receive the Merger Consideration to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof.

10. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

11. Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Company (and/or holder of options or warrants to acquire Shares) and not in Stockholder’s capacity as a director, officer or employee of Company or its Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Company in the exercise of his or her fiduciary duties as a director and/or officer of Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent does not have authority to exercise any power or authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

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13. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof; provided, further, that if the termination of this Agreement is due to the occurrence of the Effective Time, Section 5, Section 7, Section 9, Section 15 and this Section 13 shall survive such termination.

14. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

15. Disclosure. Stockholder hereby agrees that Parent and the Company may publish and disclose in any registration statement, any prospectus filed with any regulatory authority in connection with the transactions contemplated by this Agreement and the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to any registration statement or prospectus or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated thereby, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated thereby, without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by Stockholder (or any affiliated officer or director of Stockholder) that would be permitted to be taken by Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

16. Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or if by e mail, upon written confirmation of receipt by e mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid to the Company or Parent, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to Stockholder at his or her address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

17. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

18. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by such party without the prior written consent of the other parties shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

19. Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of Company who has executed an agreement substantially in the form of this Agreement

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with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other stockholder of the Company. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

20. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

21. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

22. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the Certificate of Incorporation of the Company, the Merger Agreement and the transactions contemplated thereby, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

23. Entire Agreement. This Agreement (including the Schedules hereto) and the other agreements referred to in this Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

24. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

25. Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

26. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and Stockholder.

Annex A-81

27. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

28. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

29. Construction. When a reference is made in this Agreement to a Section or Schedule such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Notwithstanding anything to the contrary, in no event shall the restrictions and obligations contemplated by this Agreement apply to any shares of capital stock or other equity securities of the Company held or owned by or on behalf of any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership as of immediately prior to the execution and delivery of this Agreement; provided that Stockholder does not have any voting or dispositive power over the shares of capital stock or other equity securities of the Company held by such person.

[Remainder of Page has Intentionally Been Left Blank]

Annex A-82

EXECUTED as of the date first above written.

[STOCKHOLDER]
By:

[Signature Page to Morphogenesis Support Agreement]

Annex A-83

EXECUTED as of the date first above written.

COHBAR, INC.
By:
Name:
Title:

[Signature Page to Morphogenesis Support Agreement]

Annex A-84

EXECUTED as of the date first above written.

MORPHOGENESIS, INC.
By:
Name:
Title:

[Signature Page to Morphogenesis Support Agreement]

Annex A-85

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Company Common Stock	Shares of Company Preferred Stock	Options	Warrants

Annex A-86

Exhibit B

FORM OF LOCK-UP AGREEMENT

[________]

CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, California 94025

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that CohBar, Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger, dated as of May 22, 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent and Morphogenesis, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)   offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including, without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of an option or warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)  enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise; or

(iii) make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a) transfers of the Undersigned’s Shares:

(i)   if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)  if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management

Annex A-87

with the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii) if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b)  the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)  the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d)  transfers to Parent in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e)  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

(f)   transfers by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the Effective Time;

(g)  pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h)  pursuant to an order of a court or regulatory agency;

and provided, further, that, with respect to each of clauses (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Parent Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Parent prior to any such filing). Notwithstanding anything to the contrary, in no event shall the restrictions and obligations contemplated by this Lock-Up Agreement apply to any shares of capital stock or other equity securities of Parent held or owned by or on behalf of any Family Member as of immediately prior to the execution and delivery of this Lock-Up Agreement; provided that the undersigned does not have any voting or dispositive power over the shares of capital stock or other equity securities of Parent held by such Family Member.

Annex A-88

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

[Remainder of Page Intentionally Left Blank]

Annex A-89

Very truly yours,
Print Name of Stockholder:
Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex A-90

Accepted and Agreed by COHBAR, INC.:
By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex A-91

Accepted and Agreed by MORPHOGENESIS, INC.:
By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex A-92

Exhibit C

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of May 22, 2023, by and between CohBar, Inc., a Delaware corporation (the “Company”) and K&V Investment Two, LLC, a Florida limited liability company (including its successors and assigns, the “Purchaser”).

BACKGROUND:

A. The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

B. The Purchaser wishes to purchase, and the Company wishes to issue and sell, upon the terms and conditions stated in this Agreement, an aggregate of up to 15,000,000 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”) of the Company, subject to adjustment pursuant to Section 7.18.

C. Concurrent with the Initial Closing, the parties hereto shall execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws.

D. Concurrent with the execution and delivery of this Agreement, the Company is entering into an Agreement and Plan of Merger by and among the Company, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub”) and Morphogenesis, Inc., a Delaware corporation (“Morphogenesis”), in substantially the form attached hereto as Exhibit C (the “Merger Agreement”), pursuant to which Morphogenesis will become a wholly-owned Subsidiary of the Company by way of merger (the “Merger”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except Saturday, Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Company Counsel” means Gibson, Dunn & Crutcher LLP.

“Company’s Knowledge” means with respect to any statement made to the Company’s Knowledge, that the statement is based upon the actual knowledge, or the knowledge that would have been acquired after reasonable inquiry, of the executive officers of the Company having responsibility for the matter or matters that are the subject of the statement. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

Annex A-93

“Company Legacy Assets” means the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation the Company’s CB4211 candidate and CB5138 Analogs.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Effective Date” means the date on which the initial Registration Statement required by Section 2(a) of the Registration Rights Agreement is first declared effective by the Commission.

“Employee Plan” means any employee plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) with respect to which have any liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Initial Closing Shares” means, in aggregate, the shares of Common Stock purchased by the Purchaser on the Initial Closing Date in accordance with the terms and conditions herein.

“Initial Subscription Amount” means the aggregate amount to be paid for the Initial Closing Shares purchased hereunder as indicated on Annex A opposite the Purchaser’s name, in United States dollars and in immediately available funds.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory
Annex A-94

and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Authority in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement, or (5) any specific action taken (or omitted to be taken) by the Company at or with the express written consent of the Purchaser or in connection with the transactions contemplated by the Merger Agreement; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate.

“Nasdaq” means The Nasdaq Stock Market.

“Ordinary Course of Business” means, in the case of the Company, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that the Ordinary Course of Business of the Company shall also include actions required to effect and effecting, in one or more transactions, the sale, divestiture, licensing or winding down of the Company Legacy Assets or the sale, license or other disposition of any or all of the Company Legacy Assets.

“Permitted Encumbrances” means (i) Encumbrances for current Taxes not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves has been made in accordance with GAAP on the Company’s audited balance sheet as of December 31, 2022 included in the Company’s Annual Report on Form 10-K filed with the Commission on March 9, 2023, as amended; (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the Ordinary Course of Business of the Company consistent with past practice; (iii) Encumbrances arising out of the sale or license of any Company Legacy Assets; and (iv) any such matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially detract from the value of the assets or properties subject thereto or materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company or any of its Subsidiaries as currently conducted.

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement and each of the Closing Dates, shall be the Nasdaq Capital Market.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registrable Securities” has the meaning set forth in the Registration Rights Agreement.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchaser of the Registrable Securities.

“Reporting Period” means the period commencing on the Initial Closing Date and ending with respect to the Purchaser on the earliest of: (i) the date as of which the Purchaser may sell all of the Shares purchased hereunder under Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act; (ii) the second anniversary of the Initial Closing Date, or (iii) the date on which the Purchaser shall have sold all of the Shares purchased hereunder.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Second Closing Shares” means, in aggregate, the shares of Common Stock purchased by the Purchaser on the Second Closing Date in accordance with the terms and conditions herein.

“Second Subscription Amount” means the aggregate amount to be paid for the Second Closing Shares purchased hereunder as indicated on Annex A opposite the Purchaser’s name, in United States dollars and in immediately available funds.

Annex A-95

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Subsidiary” means any subsidiary of the Company, and shall, where applicable, include any subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the Principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means TSX Trust, the current transfer agent of the Company, or any successor transfer agent for the Company.

“Wind-Down Activities” means any actions taken to effect the winding down of the Company’s research and development, clinical development or intellectual property prosecution and maintenance activities.

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale. On the Initial Closing Date, upon the terms and subject to the conditions set forth herein, the Company will sell to the Purchaser, and the Purchaser will purchase the number of Initial Closing Shares set forth opposite the name of the Purchaser under the heading “Initial Number of Shares Purchased” on Annex A attached hereto at a price of $2.00 per Initial Closing Share for an aggregate purchase price of $15,000,000 (the “Initial Purchase Price”) and the Company will issue and sell to the Purchaser the number of Initial Closing Shares, all subject to any adjustments as contemplated by Section 7.18 herein. On a date after the Initial Closing Date and in any event no later than the six month anniversary of the Initial Closing Date, upon the terms and subject to the conditions set forth herein (the “Second Closing Date”), at the election of the Purchaser and with at least five Business Days advance notice to the Company by the Purchaser (such notice, an “Election Notice”), the Company will issue and sell to the Purchaser, and the Purchaser will purchase the number of Second Closing Shares set forth opposite the name of the Purchaser under the heading “Second Number of Shares Purchased” on Annex A attached hereto at the same price per share as the Initial Closing Shares were purchased in the Initial Closing for an aggregate purchase price of up to $15,000,000 (the “Second Purchase Price” and together with Initial Purchase Price, the “Purchase Price”), all subject to any adjustments as contemplated by Section 7.18 herein. Notwithstanding anything to the contrary herein, the Purchaser’s right to provide an Election Notice and purchase the Second Closing Shares shall automatically terminate upon the failure of the Purchaser to provide an Election Notice on or before the six month anniversary of the Initial Closing Date. For the avoidance of doubt, the Purchaser shall not be entitled to receive the contingent value rights (the “CVRs”) distributed to certain stockholders of the Company pursuant to the Merger Agreement and the CVR Agreement (as defined in the Merger Agreement) in respect of any Shares purchased or held by the Purchaser and the Purchaser waives any rights to the CVRs with respect to such Shares.

2.2 Closings.

(a) Closings. Upon the satisfaction of the conditions set forth in Article V, the closing of the purchase and sale of the Initial Closing Shares (the “Initial Closing”) shall take place remotely via exchange of executed documents and funds to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement) (such date and time being referred to herein as the “Initial Closing Date”). Upon the satisfaction of the conditions set forth in Article VI, the closing of the purchase and sale of the Second Closing Shares (the “Second Closing” and together with the Initial Closing, the “Closings”) shall take place remotely via exchange of executed documents and funds on the fifteenth Business Day after the Company’s receipt of the Election Notice or at such other time and place as the Company may designate by notice to the Purchaser (such date and time being referred to herein as the “Second Closing Date” and together with the Initial Closing Date, each a “Closing Date”).

Annex A-96

(b) Payments. On or prior to the Initial Closing Date, the Purchaser, or any party directed by the Purchaser, shall deliver to the Company the Initial Subscription Amount via wire transfer of immediately available funds to an account designated in writing by the Company or by other means approved by the Company on or prior to the Initial Closing Date. On the Initial Closing Date and following the receipt by the Company of the entire portion of the Initial Subscription Amount payable by the Purchaser, the Company shall issue to the Purchaser book entry shares (or certificates if requested) representing the number of Initial Closing Shares set forth opposite the Purchaser’s name on Annex A, registered in the name of the Purchaser, free and clear of any liens or restrictions (other than those arising under federal and state securities laws and bearing the legend set forth in Section 4.1(b)). After receipt of an Election Notice by the Company and on or prior to the Second Closing Date, the Purchaser shall deliver to the Company the Second Subscription Amount via wire transfer of immediately available funds to an account designated in writing by the Company or by other means approved by the Company on or prior to the Second Closing Date. At the Second Closing, following the receipt by the Company of the entire portion of the Second Subscription Amount payable by the Purchaser, the Company shall issue to the Purchaser book entry shares (or certificates if requested) representing the number of Second Closing Shares set forth opposite the Purchaser’s name on Annex A, registered in the name of the Purchaser, free and clear of any liens or restrictions (other than those arising under federal and state securities laws and bearing the legend set forth in Section 4.1(b)).

2.3 Closing Deliverables.

(a) On or prior to the Initial Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Initial Company Deliverables”):

(i) the Registration Rights Agreement, duly executed by the Company;

(ii) a statement from the Transfer Agent evidencing the issuance of the Initial Closing Shares in the name of the Purchaser by book entry on the stock ledger of the Company (or, if the Initial Closing Shares are to be represented in certificated form, a certificate representing the Initial Closing Shares in the name of the Purchaser as set forth on the Initial Closing Stock Certificate Questionnaire included as Exhibit C-1 hereto (the “Initial Closing Stock Certificate”));

(iii) a legal opinion of Company Counsel, dated as of the Initial Closing Date and in form and substance reasonably satisfactory to the Purchaser, executed by such counsel and addressed to the Purchaser;

(iv) the Company shall have filed with Nasdaq a listing of additional shares form for the listing of the Shares; and

(v) A good standing certificate, issued by the Secretary of State of the State of Delaware, as of a date within three Business Days of the Initial Closing Date, evidencing the good standing of the Company.

(b) On or prior to the Initial Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Initial Purchaser Deliverables”):

(i) the Registration Rights Agreement, duly executed by the Purchaser;

(ii) its Initial Subscription Amount, in United States dollars and in immediately available funds, in the amount set forth in the “Initial Subscription Amount” column opposite the Purchaser’s name in the table set forth on Annex A by wire transfer to the Company;

(iii) a fully completed and duly executed Selling Stockholder Questionnaire in the form attached as Annex B to the Registration Rights Agreement; and

(iv) a fully completed and duly executed Initial Closing Stock Certificate Questionnaire in the form attached hereto as Exhibit B-1 if the Purchaser has requested Initial Closing Stock Certificates.

(c) On or prior to the Second Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Second Company Deliverables”):

(i) a statement from the Transfer Agent evidencing the issuance of the Second Closing Shares in the name of the Purchaser by book entry on the stock ledger of the Company (or, if the Second Closing Shares are to be represented in certificated form, a certificate representing the Second Closing Shares in the name of the Purchaser as set forth on the Second Closing Stock Certificate Questionnaire included as Exhibit B-2 hereto (the “Second Closing Stock Certificate”));

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(ii) a legal opinion of Company Counsel, dated as of the Second Closing Date and in form and substance reasonably satisfactory to the Purchaser, executed by such counsel and addressed to the Purchaser; and

(iii) A good standing certificate, issued by the Secretary of State of the State of Delaware, as of a date within three Business Days of the Second Closing Date, evidencing the good standing of the Company.

(d) On or prior to the Second Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Second Purchaser Deliverables”):

(i) its Second Subscription Amount, in United States dollars and in immediately available funds, in the amount set forth in the “Second Subscription Amount” column opposite the Purchaser’s name in the table set forth on Annex A by wire transfer to the Company;

(ii) a correction, if necessary, to any information provided the Company at the Initial Closing with respect to the completed and duly executed Selling Stockholder Questionnaire; and

(iii) a fully completed and duly executed Second Closing Stock Certificate Questionnaire in the form attached hereto as Exhibit B-2 if the Purchaser has requested Second Closing Stock Certificates evidencing the Second Closing Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as previously disclosed in the SEC Reports (as defined below), in any Schedule attached hereto or in the Parent Disclosure Letter (as defined in the Merger Agreement), the Company hereby represents and warrants the following as of the date hereof and each Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) to the Purchaser:

(a) Due Organization; Subsidiaries. Except as set forth on Schedule 3.1(a) attached hereto, the Company is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Other than Merger Sub, the Company does not have and never has had any Subsidiaries. Merger Sub is wholly owned by the Company. Each of the Company and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect.

(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into the Transaction Documents and, subject to receipt of the Parent Stockholder Approval (as such term is defined in the Merger Agreement), to consummate the transactions contemplated hereby or thereby. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, sale, issuance and delivery of the Shares contemplated herein has been taken. Each of the Transaction Documents to which the Company is a party have been (or upon delivery will have been) duly executed and delivered by the Company and is, or when delivered in accordance with the terms hereof or thereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except (i) as such enforceability may be limited by applicable bankruptcy, examinership, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) No Conflicts. Except as set forth on Schedule 3.1(c) attached hereto, the execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the issuance, sale and delivery of the Shares to be sold by the Company under the Transaction Documents, the performance by the Company of its obligations under the Transaction Documents and the consummation of the transactions contemplated hereby or thereby (including without limitation, the issuance of the Shares) do not and will not conflict with, result in the breach or violation of,

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or constitute (with or without the giving of notice or the passage of time or both) a violation of, or default under, (i) any bond, debenture, note or other evidence of indebtedness, or under any lease, license, franchise, permit, indenture, mortgage, deed of trust, loan agreement or joint venture agreement to which the Company or any of its Subsidiaries is a party or by which it or its properties may be bound or affected, (ii) subject to receipt of the Parent Stockholder Approval, the Company’s restated certificate of incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), the Company’s bylaws, as amended and as in effect on the date hereof (the “Bylaws”), or the equivalent document with respect to any of the Company’s Subsidiaries, as amended and as in effect on the date hereof, or (iii) subject to receipt of the Parent Stockholder Approval, any Law applicable to the Company, any of its Subsidiaries or their respective properties, except in the case of clauses (i) and (iii) for such conflicts, breaches, violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Filings, Consents and Approvals. Other than (i) pursuant to the Securities Act, the Exchange Act, any similar state securities laws or any rule or regulation of Nasdaq applicable to the Company or by which the Company or any of its properties or assets may be bound, including the registration statement required to be filed by the Registration Rights Agreement and (ii) the Parent Stockholder Approval, neither the Company nor any of its Subsidiaries is required to give any notice to, or make any filings with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by the Transaction Documents.

(e) Issuance of the Shares. The issuance of the Shares has been duly authorized and the Shares, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of any Encumbrances, preemptive rights or restrictions (other than as provided in this Agreement or any restrictions on transfer generally imposed under applicable securities laws).

(f) Capitalization.

(i) As of May 18, 2023 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (x) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) of which no shares were issued and outstanding and convertible into shares of Common Stock and no shares were held by the Company as treasury shares, and (y) 12,000,000 shares of Common Stock, 2,906,926 shares of which were issued and outstanding and no shares of which were held by the Company as treasury shares. The Preferred Stock and the Common Stock are collectively referred to herein as the “Capital Stock.” All of the issued and outstanding shares of Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. As of the Capitalization Date, the Company has 466,684 shares of Common Stock reserved for issuance upon the exercise of outstanding options and 1,177,315 warrants to acquire shares of Common Stock outstanding.

(ii) All of the outstanding share capital of the Company has been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Capital Stock or outstanding options or warrants to purchase Capital Stock of the Company were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. Except as otherwise set forth in this Agreement or in the Merger Agreement, or any of the annexes, exhibits or schedules attached thereto, as of the date hereof there are no outstanding options, warrants, rights (including conversion or preemptive rights), agreements, arrangements or commitments of any character, whether or not contingent, relating to the issued or unissued Capital Stock of the Company or obligating the Company to issue or sell any share of Capital Stock of, or other equity interest in, the Company. The issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities.

(iii) Effective as of the consummation of the Merger, Morphogenesis will be a wholly-owned Subsidiary of the Company.

(g) SEC Reports; Disclosure Materials. The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Commission under the Exchange Act or the Securities Act since January 1, 2022 (the “SEC Reports”). As of the time it was filed with the Commission (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports complied in all material respects with the applicable requirements of the Securities

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Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(h) Financial Statements. As of their respective filing dates, the financial statements (including any related notes) contained or incorporated by reference in the SEC Reports (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the Commission applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the Commission, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. Other than as expressly disclosed in the SEC Reports filed prior to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP. Except as set forth in (i) the consolidated financial statements of the Company included in the SEC Reports filed prior to the date hereof, (ii) that certain Advisory Agreement, dated February 22, 2023, by and between the Company and Lennart Olsson (the “Lennart Olsson Agreement”), (iii) that certain Agreement, dated October 6, 2022, by and between the Company and Ladenburg Thalmann & Co. Inc. (the “Ladenburg Agreement”), and (iv) Schedule 3.1(h) attached hereto, as of the date of this Agreement, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the Ordinary Course of Business since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. The books of account and other financial records of the Company and each of its Subsidiaries are true and complete in all material respects.

(i) Independent Accountants. Marcum LLP, who has certified certain financial statements of the Company and delivered its report with respect to the audited financial statements included in the SEC Reports, has at all times since 2014, the date of its engagement by the Company, been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Company’s Knowledge, “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the Company’s Knowledge, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the Commission and the Public Accounting Oversight Board thereunder.

(j) Absence of Certain Changes. Except as set forth on Schedule 3.1(j) attached hereto, since December 31, 2022 through the date of this Agreement, other than any Wind-Down Activities (i) there has been no material adverse change to, and no material adverse development in, the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries and (ii) except in connection with the transactions contemplated by the Merger Agreement (including the Stock Dividend, the CVR Distribution and any Catch-Up Dividend (each as defined in the Merger Agreement)) and any Wind-Down Activities, neither the Company nor any of its Subsidiaries has (x) declared or paid any dividends, (y) sold any material assets, individually or in the aggregate, outside of the Ordinary Course of Business or (z) had material capital expenditures, individually or in the aggregate, outside of the Ordinary Course of Business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead any such creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at each Closing, will not be Insolvent (as defined below). For purposes of this Section 3.1(j), “Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(k) Litigation. As of the date of this Agreement, there is no action, suit, proceeding or investigation pending or, to the Company’s Knowledge, currently threatened in writing against the Company or any of its directors and officers that questions the validity of the Transaction Documents or the right of the Company to enter into the Transaction

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Documents or to consummate the transactions contemplated hereby. As of the date of this Agreement, there is no action, suit, proceeding or investigation pending or, to the Company’s Knowledge, currently threatened in writing against the Company or any Subsidiary or any of their respective directors and officers, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek material injunctive or other non-monetary relief.

(l) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or the Bylaws or their organizational charter or bylaws, respectively. Except as set forth in Schedule 3.1(l) attached hereto, as of the date of this Agreement (i) neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) without limiting the generality of the foregoing, except as disclosed in the SEC Reports, the Company is not in violation of any of the rules, regulations or requirements of Nasdaq and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Stock by Nasdaq in the foreseeable future. Except as set forth on Schedule 3.1(l) attached hereto, the Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate Governmental Authorities necessary to conduct their respective businesses as currently conducted, except where the failure to possess such certificates, authorizations or permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, as of the date of this Agreement, neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(m) Title to Assets. Each of the Company and its Subsidiaries owns, and has good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (i) all tangible assets reflected on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the SEC Reports and (ii) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

(n) Insurance. Each of the Company and its Subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its Subsidiaries for product liability claims and clinical trial liability claims.

(o) Transactions with Affiliates and Employees. Except as set forth on Schedule 3.1(o) attached hereto or in the SEC Reports, since the date of the Company’s last proxy statement filed in 2022 with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(p) Company’s Accounting System. Except as set forth on Schedule 3.1(p) attached hereto, the Company and each of its Subsidiaries make and keep accurate books and records, maintains disclosure controls and procedures and internal control over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Reports fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(q) Sarbanes-Oxley. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

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(r) No Registration. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated hereby.

(s) Certain Fees. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, other than payments required under the Ladenburg Agreement. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(s) that may be due in connection with the transactions contemplated by the Transaction Documents. The Company shall indemnify, pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(t) Company Not an “Investment Company.” The Company is not, and will not be, immediately after receipt of payment for the Shares, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(u) Registration Rights. Other than the Purchaser, as set forth in the SEC Reports or as contemplated by the Merger Agreement, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(v) Listing and Maintenance Requirements. Except as set forth on Schedule 3.1(v) attached hereto, (i) the Company’s Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate the registration of the Common Stock under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration or listing and (ii) the Company is in compliance in all material respects with the rules and regulations of the Principal Trading Market, in each case, that are applicable to the Company.

(w) Disclosure. The Company confirms that it has not provided, and to the Company’s Knowledge, none of its officers or directors nor any other Person acting on its or their behalf has provided the Purchaser or its respective agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of the Transaction Documents and the proposed transactions hereunder may constitute such information, all of which will be disclosed by the Company in the Press Release as contemplated by Section 4.4 hereof. The Company understands and confirms that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company.

(x) No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, and except with respect to the Capital Stock to be issued pursuant to the Merger Agreement, none of the Company, its Subsidiaries nor, to the Company’s Knowledge, any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Shares as contemplated hereby or (ii) cause the offering of the Shares pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated.

(y) Tax Matters. Each of the Company and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law (taking into account any applicable extensions thereof). All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction. All material amounts of Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. Since the date of the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the SEC Reports, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the Ordinary Course of Business.

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(z) No General Solicitation. Neither the Company nor, to the Company’s Knowledge, any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising.

(aa) Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, agent, Affiliate or other person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any non-U.S. or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Company and its Subsidiaries and, to the Company’s Knowledge, the Company’s Affiliates have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(bb) Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the USA Patriot Act, the Bank Secrecy Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”); and, as of the date of this Agreement, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator or non-governmental authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

(cc) OFAC. Neither the Company nor its Subsidiaries nor, to the Company’s Knowledge, any of their respective Affiliates, directors, officers or any agent or employee of the Company or its Subsidiaries is subject to any sanctions administered or enforced by the Office of Foreign Assets Control (“OFAC”) of the United States Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant sanctions authority; and the Company will not directly or indirectly use the proceeds of the offering of the Shares contemplated hereby, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person that is the target of sanctions administered or enforced by such authorities or in connection with any country or territory that is the target of country- or territory-wide OFAC sanctions (currently, Iran, Syria, Cuba, North Korea, and the Crimea Region of Ukraine).

(dd) Acknowledgment Regarding Purchaser’s Purchase of the Shares. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Purchaser or any of its representatives or agents in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Purchaser’s purchase of the Shares. The Company further represents to the Purchaser that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(ee) No Price Stabilization or Manipulation; Compliance with Regulation M. Neither the Company nor any of its Subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the any security of the Company to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M under the Exchange Act.

(ff) Clinical Data and Regulatory Compliance. Except as set forth on Schedule 3.1(ff) attached hereto, the preclinical tests and clinical trials, and other studies (collectively, “studies”) that are described in, or the results of which are referred to in, the SEC Reports were conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research

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procedures; each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies; the Company and its Subsidiaries have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services or any committee thereof or from any other U.S. or non-U.S. government or drug or medical device regulatory agency, or health care facility Institutional Review Board (collectively, the “Regulatory Agencies”); as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination, suspension or modification of any clinical trials that are described or referred to in the SEC Reports; and the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

(gg) No Disqualification Events. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. “Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1). Other the any payments under the Ladenburg Agreement, the Company is not aware of any Person (other than any Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Shares pursuant to this Agreement.

(hh) Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i)(1) of the Securities Act.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of each Closing Date to the Company as follows:

(a) Organization; Authority. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite limited liability company power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Purchaser and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company or other applicable like action on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b) No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the Registration Rights Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c) Investment Intent.

(i) The Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable U.S. state securities law and is acquiring the Shares as principal for its own account and not with a view to, or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable U.S. state or other securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable U.S. federal, state and other securities laws. The Purchaser is acquiring the Shares hereunder in the ordinary course of its business.

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(ii) The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Shares (or any securities which are derivatives thereof) to or through any person or entity; the Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(d) Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(e) General Solicitation. To the Purchaser’s knowledge, the Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f) Purchaser Sophistication. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment. The Purchaser further acknowledges that there is no trading market for the Shares.

(g) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the SEC Reports and the Company’s representations and warranties contained in the Transaction Documents. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Shares.

(h) Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that the Purchaser was first contacted by the Company or any other Person regarding the transactions contemplated hereby, neither the Purchaser nor any Affiliate of the Purchaser which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to the Purchaser’s investments or trading or information concerning the Purchaser’s investments, including in respect of the Shares, and (z) is subject to the Purchaser’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser or Trading Affiliate, effected or agreed to effect any purchases or sales of the securities of the Company (including, without limitation, any Short Sales involving the Company’s securities). Notwithstanding the foregoing, in the case of the Purchaser and/or Trading Affiliate that is, individually or collectively, a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s or Trading Affiliate’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s or Trading Affiliate’s assets, the representation set forth above shall apply only with respect to the portion of assets managed by the portfolio manager that have knowledge about the financing transaction contemplated by this Agreement. Other than to other Persons party to this Agreement, and to the Purchaser’s representatives or agents, including, but not limited to, the Purchaser’s legal, tax and investment advisors, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(i) Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser. No Purchaser shall have any obligation with respect to any fees, or with respect to any claims made by or

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on behalf of other Persons for fees, in each case of the type contemplated by this Section 3.2(i) that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

(j) Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase the Shares pursuant to the Transaction Documents, and the Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

(k) Reliance on Exemptions. The Purchaser understands that the Shares being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(l) No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(m) Regulation M. The Purchaser is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares and other activities with respect to the Shares by the Purchaser.

(n) Beneficial Ownership. The purchase by the Purchaser of the Shares issuable to it at the Closings will not result in the Purchaser (individually or together with any other Person with whom the Purchaser has identified, or will have identified, itself as part of a “group” in a public filing made with the Commission involving the Company’s securities) acquiring, or obtaining the right to acquire, beneficial ownership in excess of 19.99% of the outstanding shares of Common Stock or the voting power of the Company on a post transaction basis that assumes that such Closings shall have occurred. The Purchaser does not presently intend to, alone or together with others, make a public filing with the Commission to disclose that it has (or that it together with such other Persons have) acquired, or obtained the right to acquire, as a result of such Closings (when added to any other securities of the Company that it or they then own or have the right to acquire), beneficial ownership in excess of 19.99% of the outstanding shares of Common Stock or the voting power of the Company on a post transaction basis that assumes that each Closing shall have occurred.

(o) Residency. The Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Shares was made (if an entity) are located at the address immediately below the Purchaser’s name on its signature page hereto.

The Company and the Purchaser acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Transaction Documents.

ARTICLE IV
OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Compliance with Laws. Notwithstanding any other provision of this Article IV, the Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable U.S. state and federal securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective registration statement, (ii) to the Company, (iii) pursuant to Rule 144 (provided that the Purchaser provides the Company with reasonable assurances (in the form of seller and, if applicable, broker representation letters) that the securities may be sold pursuant to such rule) or (iv) in connection with a bona fide pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the

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transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights of the Purchaser under this Agreement and the Registration Rights Agreement with respect to such transferred Shares.

(b) Legends. Certificates and book entry statements evidencing the Shares shall bear, any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE TO WHICH THIS CONFIRMATION RELATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL SELECTED BY THE HOLDER, IN A FORM REASONABLY SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT, OR (II) UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED TO THE COMPANY OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT, INCLUDING, BUT NOT LIMITED TO, IF SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The Company acknowledges and agrees that the Purchaser may from time to time pledge, and/or grant a security interest in, some or all of the legended Shares in connection with applicable securities laws, pursuant to a bona fide margin agreement in compliance with a bona fide margin loan. Such a pledge would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion shall be required in connection with a subsequent transfer or foreclosure following default by the Purchaser transferee of the pledge. No notice shall be required of such pledge, but Purchaser’s transferee shall promptly notify the Company of any such subsequent transfer or foreclosure. The Purchaser acknowledges that the Company shall not be responsible for any pledges relating to, or the grant of any security interest in, any of the Shares or for any agreement, understanding or arrangement between the Purchaser and its pledgee or secured party. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder. The Purchaser acknowledges and agrees that, except as otherwise provided in Section 4.1(c), any Shares subject to a pledge or security interest as contemplated by this Section 4.1(b) shall continue to bear the legend set forth in this Section 4.1(b) and be subject to the restrictions on transfer set forth in Section 4.1(a).

(c) Legend Removal. Upon request of the Purchaser, upon receipt by the Company of an opinion of the Purchaser’s counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state securities laws, the Company shall promptly cause the legend to be removed from any certificate or book-entry account for any Shares in accordance with the terms of this Agreement and deliver, or cause to be delivered, to the Purchaser new certificate(s) representing the Shares or a statement from the Transfer Agent showing the book entry of the Shares that are free from all restrictive and other legends or, at the request of the Purchaser, via DWAC transfer to the Purchaser’s account. The Purchaser hereby agrees that the removal of the restrictive legend pursuant to this Section 4.1(c) is predicated upon the Company’s reliance that the Purchaser will sell any such Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an applicable exemption therefrom.

(d) Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. While the Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with the plan of distribution contained in the Registration Statement and if it does so it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom

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is available. The Purchaser agrees that if it is notified by the Company in writing at any time that the Registration Statement registering the resale of the Shares is not effective or that the prospectus included in such Registration Statement is no longer compliant with the requirements of Section 10 of the Securities Act, the Purchaser will refrain from selling such Shares until such time as the Purchaser is notified by the Company that such Registration Statement is effective or such prospectus is compliant with Section 10 of the Securities Act, unless the Purchaser is able to, and does, sell such Shares pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act. Both the Company and the Transfer Agent, and their respective directors, officers, employees and agents, may rely on this Section 4.1(d) and the Purchaser hereunder will indemnify and hold harmless each of such persons from any breaches or violations of this Section 4.1(d).

4.2 Furnishing of Information. In order to enable the Purchaser to sell the Shares under Rule 144, during the Reporting Period, the Company shall use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. During the Reporting Period, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Shares under Rule 144.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchaser, or that will be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction; provided, however, that this Section 4.3 shall not limit the Company’s right to issue shares of Capital Stock pursuant to the Merger Agreement.

4.4 Securities Laws Disclosure; Publicity. By 9:00 a.m., New York City time, on the Trading Day immediately following the date hereof, the Company shall issue a press release (the “Press Release”) disclosing all material terms of the transactions contemplated hereby. On or before 5:30 p.m., New York City time, on the fourth Business Day immediately following the execution of this Agreement, the Company will file a Current Report on Form 8-K with the Commission describing the terms of the Transaction Documents (and including as exhibits to such Current Report on Form 8-K the material Transaction Documents (including, without limitation, this Agreement and the Registration Rights Agreement)). Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser or an Affiliate of the Purchaser, or include the name of the Purchaser or an Affiliate of the Purchaser in any press release or filing with the Commission (other than the Registration Statement) or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (i) as required by U.S. federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement or (B) the filing of final Transaction Documents (including signature pages thereto) with the Commission and (ii) to the extent such disclosure is required by law, request of the Commission’s staff or Trading Market regulations, in which case the Company shall provide the Purchaser with prior written notice of such disclosure permitted under this subclause (ii). From and after the issuance of the Press Release, no Purchaser shall be in possession of any material, non-public information received from the Company, any Subsidiary or any of their respective officers, directors, employees or agents, that is not disclosed in the Press Release. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are required to be publicly disclosed by the Company as described in this Section 4.4, the Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction); provided, however, any disclosure may be made by the Purchaser to the Purchaser’s representatives or agents, including, but not limited to, the Purchaser’s legal, tax and investment advisors. In addition, effective upon the issuance of the Press Release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, Affiliates, employees or agents on the one hand, and the Purchaser or any of its Affiliates, on the other hand, shall terminate and be of no further force or effect.

4.5 Anti-takeover Terms. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an “interested stockholder” under Section 203 of the Delaware General Corporation Law or that the Purchaser could be deemed to trigger the provisions of any poison pill or anti-takeover plan or arrangement, to the extent solely by virtue of receiving the Shares under the Transaction Documents.

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4.6 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, including this Agreement, or as expressly required by any applicable securities law, the Company covenants and agrees that neither it, nor any other Person acting on its behalf, will provide the Purchaser or its agents or counsel with any information regarding the Company that the Company believes constitutes material non-public information without the express written consent of the Purchaser, unless prior thereto the Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7 Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares hereunder for working capital and general corporate purposes.

4.8 Principal Trading Market Listing. In the time and manner required by the Principal Trading Market, the Company shall prepare and file with such Principal Trading Market an additional shares listing application covering all of the Shares and shall use its commercially reasonable efforts to take all steps necessary to cause all of the Shares to be approved for listing on the Principal Trading Market as promptly as possible thereafter.

4.9 Form D. The Company agrees to timely file a Form D with respect to the Shares, as required under Regulation D.

4.10 Short Sales and Post-Closing Confidentiality. The Purchaser shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the Company’s securities (including, without limitation, any Short Sales involving the Company’s securities) during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced as required by and described in Section 4.4 or (ii) this Agreement is terminated in full. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in Section 4.4, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents; provided, however, any disclosure may be made to the Purchaser’s representatives or agents, including, but not limited to, the Purchaser’s legal, tax and investment advisors.

Notwithstanding the foregoing, no Purchaser makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced as described in Section 4.4; provided, however, the Purchaser agrees that it will not enter into any Net Short Sales (as hereinafter defined) during the Reporting Period. For purposes of this Section 4.10, a “Net Short Sale” by the Purchaser shall mean a sale of Common Stock by the Purchaser that is marked as a short sale and that is made at a time when there is no Equivalent Offsetting Long Position in Common Stock (as hereinafter defined) held by the Purchaser. For purposes of this Section 4.10, an “Equivalent Offsetting Long Position in Common Stock” means, with respect to the Purchaser, all shares of Common Stock (A) that are owned by the Purchaser and (B) that would be issuable upon conversion, exchange or exercise of the Shares and any other options or convertible securities then held by the Purchaser, if any, without giving effect to any limitation on conversion, exchange or exercise set forth therein. Notwithstanding the foregoing, in the event that the Purchaser has sold Shares pursuant to Rule 144 prior to the Effective Date of the initial Registration Statement and the Company has failed to deliver certificates without legends prior to the settlement date for such sale (assuming that such certificates are requested by Purchaser and meet the requirements set forth in Section 4.1(c) for the removal of legends), the provisions of this Section 4.10 shall not prohibit the Purchaser from entering into Net Short Sales for the purpose of delivering shares of Common Stock in settlement of such sale. The Purchaser understands and acknowledges that the Commission currently takes the position that covering a short position established prior to effectiveness of a resale registration statement with shares included in such registration statement would be a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance.

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ARTICLE V
CONDITIONS PRECEDENT TO INITIAL CLOSING

5.1 Conditions Precedent to the Obligations of the Purchaser to Purchase the Shares. The obligation of the Purchaser to acquire the Initial Closing Shares at the Initial Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Initial Closing Date, of each of the following conditions, any of which may be waived by the Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date when made and as of the Initial Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date, which shall be true and correct in all respects as of such specified date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications).

(b) Performance. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Initial Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Initial Company Deliverables. The Company shall have delivered the Initial Company Deliverables in accordance with Section 2.3(a).

(e) Merger. All conditions precedent to the Closing (as defined in the Merger Agreement) set forth in the Merger Agreement, as it may be amended from time to time, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Closing (as defined in the Merger Agreement), including payment of the Initial Subscription Amount to the Company).

5.2 Conditions Precedent to the Obligations of the Company. The Company’s obligation to issue the Initial Closing Shares at the Initial Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Initial Closing Date of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made, and as of the Initial Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b) Performance. The Purchaser shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Initial Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Initial Purchaser Deliverables. The Purchaser shall have delivered its Initial Purchaser Deliverables in accordance with Section 2.3(b).

(e) Merger. All conditions precedent to the Closing (as defined in the Merger Agreement) set forth in the Merger Agreement, as it may be amended from time to time, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Closing (as defined in the Merger Agreement), including payment of the Initial Subscription Amount to the Company).

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ARTICLE VI
CONDITIONS PRECEDENT TO SECOND CLOSING

6.1 Conditions Precedent to the Obligations of the Purchaser to Purchase the Shares. The obligation of the Purchaser to acquire the Second Closing Shares at the Second Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Second Closing Date, of each of the following conditions, any of which may be waived by the Purchaser (as to itself only):

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date when made and as of the Second Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date, which shall be true and correct in all respects as of such specified date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications).

(b) Performance. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Second Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Second Company Deliverables. The Company shall have delivered the Second Company Deliverables in accordance with Section 2.3(c).

6.2 Conditions Precedent to the Obligations of the Company. The Company’s obligation to issue the Second Closing Shares at the Second Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Second Closing Date of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made, and as of the Second Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b) Performance. The Purchaser shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Second Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Second Purchaser Deliverables. The Purchaser shall have delivered its Second Purchaser Deliverables in accordance with Section 2.3(d).

(e) Election Notice. The Company shall have received a valid Election Notice pursuant to the terms hereof on or before the six month anniversary of the Initial Closing Date.

ARTICLE VII
MISCELLANEOUS

7.1 Fees and Expenses. The Company and the Purchaser shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance and sale of the Shares to the Purchaser.

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7.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after each of the Closings, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e mail upon written confirmation of receipt by e mail or otherwise, (b) on the first Trading Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Trading Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Company:	CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
Attention: Joe Sarret
With a copy to:	Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105-0921
Attention: Ryan A. Murr, Esq. and Branden C. Berns, Esq.
If to the Purchaser:	To the address set forth under the Purchaser’s name on the signature page hereof or such other address as may be designated in writing hereafter, in the same manner, by such Person.

7.4 Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

7.5 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents. For the avoidance of doubt, if a Second Closing has not occurred, “Shares” shall mean the Initial Closing Shares issued in the Initial Closing and if and after a Second Closing has occurred, “Shares” shall mean, in aggregate, the Initial Closing Shares and the Second Closing Shares issued in the Initial Closing and the Second Closing, respectively. Any information set forth in any Schedule attached hereto or included in the Parent Disclosure Letter (as defined in the Merger Agreement) shall be deemed to apply to and qualify each section or subsection of the Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure.

7.6 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchaser. The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Shares in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to transferred Shares, by the terms and conditions of this Agreement that apply to the “Purchaser”.

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7.7 Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

7.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

7.9 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

7.10 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.11 Survival. Subject to applicable statute of limitations, the representations, warranties, agreements and covenants contained herein shall survive the each of the Closings and the delivery of the Shares.

7.12 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

7.13 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

7.14 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

7.15 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company may issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence

Annex A-113

reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

7.16 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

7.17 Payment Set Aside. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

7.18 Adjustments in Share Numbers and Prices. Except for the Stock Dividend and the Catch-Up Dividend (each as defined in the Merger Agreement) and any other issuance, dividend or distribution contemplated by the CVR Agreement (as defined in the Merger Agreement), in the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to one of the Closings, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

7.19 Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Agreement; or (b) such date and time as the Merger Agreement is terminated in accordance with its terms; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach and (ii) the provisions of ARTICLE VII of this Agreement will survive any termination of this Agreement and continue indefinitely. The Company shall notify the Purchaser of the termination of the Merger Agreement promptly after the termination of such agreement. For the avoidance of doubt, any failure by Purchaser to consummate the Initial Closing or the Second Closing in accordance with Section 2.2(a) shall be a willful breach.

7.20 Waiver of Potential Conflicts of Interest. The Purchaser and the Company acknowledge that Gibson, Dunn & Crutcher, LLP (“Gibson Dunn”) may have represented and may currently represent the Purchaser. In the course of such representation, Gibson Dunn may have come into possession of confidential information relating to the Purchaser. The Purchaser and the Company acknowledge that Gibson Dunn is representing only the Company in this transaction. By executing this Agreement, the Purchaser and the Company hereby waive any actual or potential conflict of interest which has or may arise as a result of Gibson Dunn’s representation of such persons and entities, and represents that it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COHBAR, INC.
By:
Name:
Title:

[Signature Page to Stock Purchase Agreement]

Annex A-115

K&V INVESTMENT TWO, LLC:
By:
Name:
Title:
Tax ID No.:
Address for Notice:

Telephone No.:
Facsimile No.:
E-mail Address:
Attention:
Delivery Instructions:
(if different than above)
c/o
Street:
City/State/Zip:
Attention:
Telephone No.:

[Signature Page to Stock Purchase Agreement]

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Annex A: Schedule of Purchaser Commitments

EXHIBITS:

A: Form of Registration Rights Agreement

B-1: Initial Closing Stock Certificate Questionnaire

B-2: Second Closing Stock Certificate Questionnaire

C: Merger Agreement

Annex A-117

ANNEX A

SCHEDULE OF PURCHASER COMMITMENTS

Purchaser	Initial Number of Shares Purchased (Initial Closing Shares)	Initial Subscription Amount	Second Number of Shares Purchased (Second Closing Shares)	Second Subscription Amount
K&V Investment Two, LLC	7,500,000 (subject to adjustment pursuant to Section 7.18)	$15,000,000	7,500,000 (subject to adjustment pursuant to Section 7.18)	$15,000,000

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EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit 10.2

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EXHIBIT B-1

INITIAL CLOSING STOCK CERTIFICATE QUESTIONNAIRE

Pursuant to Section 2.3(b)(iv) of the Agreement, please provide us with the following information:

1.      The exact name that the Shares are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

2.      The relationship between the Purchaser of the Shares and the Registered Holder listed in response to Item 1 above:

3.      The mailing address, telephone and telecopy number of the Registered Holder listed in response to Item 1 above:

4.      The U.S. Tax Identification Number (or, if an individual, the U.S. Social Security Number) of the Registered Holder listed in response to Item 1 above:

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EXHIBIT B-2

SECOND CLOSING STOCK CERTIFICATE QUESTIONNAIRE

Pursuant to Section 2.3(d)(iii) of the Agreement, please provide us with the following information:

1.      The exact name that the Shares are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

2.      The relationship between the Purchaser of the Shares and the Registered Holder listed in response to Item 1 above:

3.      The mailing address, telephone and telecopy number of the Registered Holder listed in response to Item 1 above:

4.      The U.S. Tax Identification Number (or, if an individual, the U.S. Social Security Number) of the Registered Holder listed in response to Item 1 above:

Annex A-121

EXHIBIT C

MERGER AGREEMENT

Exhibit 2.1

Annex A-122

EXHIBIT D

ILLUSTRATION CALCULATION OF EXCHANGE RATIO

[* * *]

Annex A-123

Exhibit E

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [_____], is entered into by and among CohBar, Inc., a Delaware corporation (“Public Company”), and [_____], as initial Rights Agent (as defined herein).

RECITALS

WHEREAS, Public Company, Chimera MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of Public Company (“Merger Sub”) and Morphogenesis, Inc., a Delaware corporation (“Merger Partner”), have entered into an Agreement and Plan of Merger, dated May 22, 2023 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving the Merger as a wholly owned subsidiary of Public Company (the “Surviving Corporation”);

WHEREAS, Public Company has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Public Company and holders of certain warrants to acquire shares of Public Company Common Stock, in each case, as of immediately prior to the Effective Time, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued hereunder, the valid obligations of Public Company and to make this Agreement a valid and binding agreement of Public Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30, or December 31, in each case, during the CVR Period.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to this Agreement.

“CVR Payment” means the CVR Proceeds for a given payment.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the third anniversary of the Closing Date.

“CVR Proceeds” means the amount of Gross Proceeds received by Public Company less the Permitted Deductions, all as calculated, to the extent in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Public Company’s then most recent year-end financial statements. For the avoidance of doubt, to the extent Permitted Deductions exceed Gross Proceeds for any period in which payments are to be made pursuant to Section 2.4, any excess Permitted Deductions shall be applied against Gross Proceeds with respect to any subsequent payment to be made pursuant to Section 2.4.

“CVR Register” has the meaning set forth in Section 2.3(b).

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“Gross Proceeds” means (a) 100% of any cash payment actually paid to Public Company during the CVR Period pursuant to any Legacy Asset Disposition Agreement entered into within six (6) months following the Closing Date or (b) 80% of any cash payment actually paid to Public Company during the CVR Period pursuant to any Legacy Asset Disposition Agreement entered into following the six (6) month anniversary of the Closing Date and prior to the expiration of the CVR Period.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Legacy Asset Disposition Agreement” means any definitive agreement entered into by Public Company pursuant to which Public Company may sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of its Legacy Assets.

“Legacy Assets” means the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation the Company’s CB4211 candidate and CB5138 Analogs.

“Loss” has the meaning set forth in Section 3.2(f).

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Public Company, in their respective official capacities.

“Olsson Agreement” means that certain Advisory Agreement dated as of February 22, 2023 by and between Public Company and Lennart Olsson.

“Permitted Deductions” means the sum of the following, without duplication:

(a) any applicable Taxes (including any applicable value added or sales taxes) attributable to the distribution of the CVRs pursuant to this Agreement or imposed on the Gross Proceeds and payable by Public Company or any of its Affiliates and any income or other Taxes payable by Public Company or any of its Affiliates that would not have been incurred by Public Company or its Affiliates for the taxable year of receipt or accrual of the Gross Proceeds but for the Gross Proceeds having been received or accrued by Public Company or its Affiliates; provided that, for purposes of calculating income Taxes incurred by Public Company and its Affiliates with respect to Gross Proceeds, any such income Taxes shall be computed: (i) after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) actually available to Public Company or its Affiliates (owned prior to the Merger) (and not, for the avoidance of doubt, the Surviving Corporation) as of the Closing Date, (A) to the maximum extent permitted by law to offset such Gross Proceeds after taking into account any limits on the usability of such attributes, including under Section 382 or other applicable provisions of the Code or similar state, local, or other Tax laws, and (B) as reasonably determined by a nationally recognized tax advisor, and (ii) assuming for this purpose that the only items of gross income of Public Company and its Affiliates after the Closing Date are the Gross Proceeds (and that the Gross Proceeds are includable in the income of Public Company or any of its Affiliates no later than the taxable year that includes the corresponding CVR Payment and taxable at the highest U.S. federal, state, local or other income Tax rate applicable to the Public Company and its Affiliates for such year);

(b) any Loss (as defined below) incurred, suffered, sustained, or paid by Public Company or any of its Affiliates arising out of, related to, or in connection with this Agreement, (other than as a result of Public Company’s failure to comply with the terms of this Agreement or as a result of Public Company’s negligence or willful misconduct with respect to the performance of this Agreement, occurring after the Effective Time), any Legacy Asset Disposition Agreement or any of the transactions contemplated thereby which, for the avoidance of doubt, shall include any Loss related to or arising out of any contract or agreement entered into by Public Company with any third party acting in a consultant, broker or similar capacity relating to or involving the disposition of the Legacy Assets, pursuant to which Public Company is required to make a payment to such third party as a result of entering into a Legacy Asset Disposition Agreement or the receipt of Gross Proceeds, including (i) in respect of its performance of this Agreement or any Legacy Asset Disposition Agreement, and (ii) any indemnification obligations set forth in any Legacy Asset Disposition Agreement; and

(c) any amounts owed or payable to Lennart Olsson pursuant to the Olsson Agreement.

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“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vii) to Public Company or its Affiliates; or (viii) as provided in Section 2.7.

“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Public Company Common Stock” means common stock, par value $0.001 per share, of Public Company.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE 2
CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs shall be issued and distributed by Public Company in the form of a dividend, in connection with the transactions contemplated by the Merger Agreement, to the Persons who, as of immediately prior to the Effective Time, are stockholders of Public Company or are holders of certain warrants to acquire shares of Public Company Common Stock (the “Initial CVR Distibutees”). The CVRs shall be issued and distributed to the Initial CVR Distributees on the third Business Day after the Effective Time; provided, that Public Company shall issue and make additional distributions of CVRs to the holders, as of immediately prior to the Effective Time, of certain warrants to purchase Public Company Common Stock from time to time to the extent such warrant holders become entitled to such distributions in accordance with the terms of such warrants.

(b) Public Company hereby appoints the Rights Agent to act as rights agent for Public Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

(c) Public Company may, in its reasonable discretion, hold back (and/or subsequently pay) any portion of any CVR Payment that would otherwise be payable hereunder to the extent necessary to comply with its obligations to any holder of warrants to acquire Public Company Common Stock pursuant to the terms of any such warrants outstanding as of the date hereof.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

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(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the Holders.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Public Company, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Public Company shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following (i) in the case of Gross Proceeds actually received by the Public Company during the CVR Period, any Calendar Quarter in which Gross Proceeds are actually received by the Public Company and (ii) in the case of Gross Proceeds received after the expiration of the CVR Period, but pursuant to a Legacy Asset Disposition Agreement entered into during the CVR Period, the receipt of such Gross Proceeds received after the expiration of the CVR Period, Public Company shall (i) deliver to the Rights Agent, a certificate certifying to and specifying in reasonable detail the aggregate amount of (A) the Gross Proceeds received by Public Company or its Affiliates during such period, as the case may be; (B) the CVR Proceeds for such period, including the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any) by wire transfer of immediately available funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt, Public Company shall have no further liability in respect of the relevant CVR Payment (or the applicable Gross Proceeds or CVR Proceeds) upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Public Company’s obligations set forth in this Section 2.4(a).

(b) For U.S. federal income and other applicable Tax purposes, the parties hereto agree to treat (i) the issuance of the CVRs as a distribution of property (and not debt or equity of Public Company) by Public Company to the stockholders of Public Company governed by Section 301 of the Code and (ii) the amount of any CVR Payment as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by the Public Company in respect of Public Company stock (collectively, the “Intended Tax Treatment”). Consistent with the Intended Tax Treatment, Public Company will send, or cause to be sent, IRS Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Public Company’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. The parties hereto will not take any position contrary to the Intended Tax Treatment on any Tax Return or for other Tax purposes, except as may be required by a change in applicable Law or pursuant to a

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final “determination” within the meaning of Section 1313(a) of the Code, in each case, after the date hereof. Public Company will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Public Company will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

(c) Public Company and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8, as applicable, at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. The Rights Agent will use commercially reasonable efforts, to the extent reasonably practicable, to provide notice to the Holder of any potential Tax deduction or withholding (other than backup withholding) and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(c), no further notice shall be required to be given for any future withholding.

(d) Any portion of a CVR Payment that remains undistributed to the Holders at such time as such portion could be properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar applicable Law (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent), who shall be permitted to permanently retain such amounts and each of the applicable Holders will thereafter irrevocably forfeit any rights to such amounts.

Section 2.5 Catch-Up Dividends.

(a) Each Holder shall be entitled to a Catch-Up Dividend as and when made in accordance with the Merger Agreement.

Section 2.6 No Voting, Dividends or Interest.

(a) CVRs will not have any voting or, except for any Catch-Up Dividend, dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Public Company or any of its Affiliates (including in the Surviving Corporation). The sole right of the Holders to receive property hereunder is the right to receive CVR Payments and/or any Catch-Up Dividend, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Public Company or any of its Subsidiaries or of the Surviving Corporation.

(c) The CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Public Company’s control, and there is no assurance that Holders will receive any payments or dividends under this Agreement or in connection with the CVRs. It is highly possible that there will not be any Gross Proceeds that may be the subject of a CVR Payment or any Catch-Up Dividend. Neither Public Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.6(c) is an essential and material term of this Agreement.

Section 2.7 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent) without consideration or compensation therefor,

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and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Public Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Public Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.8 No Obligations of Public Company.

Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (A) Public Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Public Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Public Company and its Affiliates and its and their stockholders, rather than the interest of the Holders (except that Public Company shall use commercially reasonable efforts to collect amounts actually due and payable under any Legacy Asset Disposition Agreement), (B) none of Public Company or any of its Affiliates shall have any obligation to own, operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of their business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Legacy Asset Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (C) none of Public Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVRs.

ARTICLE 3
THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the fraud, willful misconduct, bad faith, intentional breach, or gross negligence of the Rights Agent or any of its Affiliates or its or their respective directors, officers, employees, agents, advisors, or other representatives (collectively, “Rights Agent Persons”) (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Public Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company or the Surviving Corporation. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

(b) The Rights Agent may rely and will be protected by Public Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Public Company.

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(c) The Rights Agent may engage and consult with nationally recognized counsel of its selection, and the reasonable and good faith advice or opinion of such counsel will, in the absence of fraud, willful misconduct, bad faith, intentional breach, or gross negligence (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of any Rights Agent Person, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(e) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(f) Public Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any claim, loss, liability, damage, deficiency, Tax, judgment, award, settlement, fine, penalty, interest, fee, cost, or expense, including fees, costs, or expenses of attorneys, accountants, financial advisors, brokers, finders, consultants, and other professionals (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of, related to, or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of, related to, or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from any fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(g) In addition to the indemnification provided under Section 3.2(f), Public Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Public Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Public Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(f), if Public Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(h) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Public Company or the Surviving Corporation resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k) Public Company shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

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(l) Without limiting the usage of terms defined in this Agreement or in the Merger Agreement, the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Public Company only.

(m) The Rights Agent shall act hereunder solely as agent for Public Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Public Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company.

(n) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law or any interpretation of the same even though such Law may thereafter have been altered, changed, amended or repealed.

(o) The Rights Agent shall not be liable or responsible for any failure of Public Company to comply with any of its obligations relating to any registration statement filed with the SEC or this Agreement, including without limitation obligations under applicable Law.

(p) The obligations of Public Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Public Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Public Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent. Any such removal notice shall specify the date on which such removal will take effect (which shall be at least thirty (30) days following the date that such removal notice is delivered), and such removal will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Public Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Public Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Public Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Public Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Public Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Public Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Public Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

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Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Public Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Public Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4
COVENANTS

Section 4.1 List of Holders.

Public Company will furnish or cause to be furnished to the Rights Agent, in such form as Public Company receives from Public Company’s transfer agent (or other agent performing similar services for Public Company), the names and addresses of the initial Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Books and Records.

Until the termination of this Agreement, Public Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder (including the calculation of the Permitted Deductions) in accordance with the terms specified in this Agreement.

Section 4.3 Audits.

Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by Public Company and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Public Company shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Public Company as may be reasonably necessary to audit the calculation of any CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Public Company be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Public Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another Person to Public Company and the assumption of any such successor of the covenants of Public Company outlined herein in a transaction contemplated by Section 6.1;

(iii) as Public Company may reasonably determine to be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

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(iv) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.7, or (ii) following a transfer of such CVRs to Public Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(vi) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company complies with applicable Law; or

(vii) as Public Company may reasonably determine to facilitate the administration or performance of obligations under this Agreement and does not adversely affect the Holders.

(b) Promptly after the execution by Public Company of any amendment pursuant to this Section 5.1, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Public Company without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Public Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders, unless such addition, elimination or amendment disproportionately adversely impacts the Holders relative to the Majority of Holders in which case such addition, elimination or amendment must be approved by a majority of the CVRs held by such disproportionately affected group of Holders.

(b) Promptly after the execution by Public Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Public Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Public Company May Not Consolidate, Etc. Public Company shall not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its properties and assets to any Person or transfer all or substantially all of its business to any Person, unless:

(i) the Person formed by such consolidation or into which Public Company is merged, the Person that acquires the properties and assets of Public Company substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Public Company substantially as an entirety (the “Surviving Person”) shall assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Public Company to be performed or observed; and

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(ii) Public Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Public Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Public Company under this Agreement with the same effect as if the Surviving Person had been named as Public Company herein.

ARTICLE 7
MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Public Company.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[_____]
Attention: [_____]
Email: [_____]

if to Public Company, to:

CohBar, Inc. 1455 Adams Drive, Suite 1308 Menlo Park, CA 94025
Attention:	James Bianco
Email:	[* * *]
with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP 555 Mission Street San Francisco, CA 94105-0921
Attention:	Ryan A. Murr, Esq. Branden C. Berns, Esq.
Email:	rmurr@gibsondunn.com bberns@gibsondunn.com
Foley & Lardner LLP 100 North Tampa Street, Suite 2700 Tampa, FL 33602
Attention:	Curt P. Creely, Esq.
Garrett F. Bishop, Esq.
Email:	ccreely@foley.com
gbishop@foley.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

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Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Public Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Public Company and the Rights Agent and their respective successors and assigns (the “Assignee”). Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Public Company’s prior written consent. Public Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Public Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Public Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Majority of Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement, the CVRs and all disputes or controversies arising out of or relating to this Agreement, the CVRs or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 7.8 Jurisdiction.

Each of the parties (and by accepting the CVRs, the Holders) irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the CVRs brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware;

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provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties (and by accepting the CVRs, the Holders) hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement, the CVRs and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties (and by accepting the CVRs, the Holders) further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, the CVRs or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the subject matter hereof, or the CVRs, may not be enforced in or by such courts.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES TO THIS AGREEMENT (AND BY ACCEPTING THE CVRS, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CVRS OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Public Company.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Annex A-136

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the later of (i) expiration the CVR Period and (ii) payment of the final CVR Payment payable with respect to Gross Proceeds received by Public Company pursuant to any Legacy Asset Disposition Agreement that is entered into during the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Public Company or any of its Subsidiaries (except as it relates to the obligations of the Surviving Corporation under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.14 Construction.

For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Public Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Public Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

All references herein to “$” are to United States Dollars.

[Remainder of Page Intentionally Left Blank]

Annex A-137

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

CohBar, Inc.
By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Annex A-138

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written

[AGENT]
By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Annex A-139

FIRST Amendment To Agreement AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of August 28, 2023, is made and entered into by and among CohBar, Inc., a Delaware corporation (“Parent”), Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Morphogenesis, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.     WHEREAS, Parent, Merger Sub and the Company are parties to that certain Agreement and Plan of Merger, dated as of May 22, 2023 (the “Merger Agreement”);

B.      WHEREAS, Section 9.2 of the Merger Agreement provides that the Merger Agreement may be amended, modified or supplemented by a duly authorized instrument specifically designated as an amendment to the Merger Agreement; and

C.     WHEREAS, Parent, Merger Sub and the Company desire to amend the Merger Agreement pursuant to Section 9.2 thereof to clarify certain terms and provisions thereof.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other promises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, Parent, Merger Sub and the Company hereby agree as follows:

1.      AMENDMENT TO SECTION 1.1(c) OF THE MERGER AGREEMENT.    Section 1.1(c) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(c)   Parent Board of Directors.    The parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Parent Board immediately prior to the Effective Time) so that, as of the Effective Time, the number of directors that comprise the full Parent Board shall be six (6), with four (4) individuals to be designated by the Company and two (2) individuals to be designated by Parent, with such designations to be made by the respective party so entitled no later than twenty (20) days after the date hereof.”

2.      AMENDMENT TO SECTION 6.8(a) OF THE MERGER AGREEMENT.    Section 6.8(a) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

“(a)   Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock (the “Parent Stockholder Meeting”) to consider and vote (i) the issuance of shares of Parent Common Stock that represent (or are convertible into or exercisable for) more than twenty percent (20%) of the voting shares of Parent Common Stock outstanding immediately prior to the Merger to the stockholders of the Company in connection with the Merger and the change of control of Parent resulting from the Merger, in each case pursuant to Nasdaq listing rules 5635(a) and 5635(b); (ii) if deemed necessary by the parties, to amend Parent’s certificate of incorporation (x) to increase the number of authorized shares of Parent Common Stock and/or (y) to effect the Nasdaq Reverse Split; (iii) to elect the directors of Parent as contemplated by Section 1.1(c) and (iv) to adopt a new equity compensation plan, in a form approved by the Company and Parent (the “2023 Incentive Plan”), which 2023 Incentive Plan will provide for new awards for a number of shares of Parent Common Stock as mutually agreed upon by Parent and the Company, and subject to approval by the Parent Board, (for avoidance of doubt, such number of shares shall be in addition to the number of shares of Parent Common Stock subject to outstanding Parent Options or subject to Company Options assumed by Parent as contemplated by Section 3.2(a)) (clauses (i), (ii) and (iii) collectively, the “Required Parent Stockholder Proposals”, and clauses (i), (ii), (iii) and (iv) collectively, the “Parent Stockholder Matters”). The Parent Stockholder Meeting shall be held as promptly as practicable after the date that the Registration Statement is declared effective under the Securities Act, and in any event, no later than 45 days after the effective date of the Registration Statement. Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited

Annex A-140

in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholder Meeting, or a date preceding the date on which the Parent Stockholder Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Parent Stockholder Approval, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholder Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholder Meeting as long as the date of the Parent Stockholder Meeting is not postponed or adjourned more than an aggregate of thirty (30) days in connection with any postponements or adjournments.”

3.      NO FURTHER AMENDMENT; EFFECT OF AMENDMENT.    This Amendment shall be deemed incorporated into, and form a part of, the Merger Agreement and have the same legal validity and effect as the Merger Agreement. Except as expressly and specifically amended hereby, the Merger Agreement is not otherwise being amended, modified or supplemented and all terms and provisions of the Merger Agreement are and shall remain in full force and effect in accordance with its terms, and all references to the Merger Agreement in this Amendment and in any ancillary agreements or documents delivered in connection with the Merger Agreement shall hereafter refer to the Merger Agreement as amended by this Amendment, and as it may hereafter be further amended or restated.

4.      REFERENCES TO THE MERGER AGREEMENT.    Once this Amendment becomes effective, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder,” “hereby,” “hereto” or words of similar import shall hereafter be deemed to refer to the Merger Agreement as amended hereby (except that references to the date of the Merger Agreement and references in the Merger Agreement to “the date hereof,” “the date of this Agreement” or words of similar import shall continue to mean May 22, 2023).

5.      COUNTERPARTS.    This Amendment may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. This Amendment may be executed by electronic transmission, each of which shall be deemed an original.

6.      INCORPORATION BY REFERENCE.    Each of the provisions of Sections 9.4 (Notices), 9.9 (Governing Law), 9.10 (Submission to Jurisdiction), 9.15 (Severability) and 9.16 (Waiver of Jury Trial) of the Merger Agreement shall be incorporated by reference as if set out in full herein and shall apply hereto, mutatis mutandis.

[Signature page follows]

Annex A-141

IN WITNESS WHEREOF, the parties listed below, by their duly authorized representatives, have executed this Amendment as of the date first written above.

COHBAR, INC.
By:	/s/ Joseph J. Sarret
Name:	Joseph J. Sarret
Title:	Chief Executive Officer
CHIMERA MERGECO, INC.
By:	/s/ Joseph J. Sarret
Name:	Joseph J. Sarret
Title:	Chief Executive Officer
MORPHOGENESIS, INC.
By:	/s/ James D. Bianco
Name:	James D. Bianco
Title:	Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

Annex A-142

Annex B

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of May 22, 2023, by and between CohBar, Inc., a Delaware corporation (the “Company”) and K&V Investment Two, LLC, a Florida limited liability company (including its successors and assigns, the “Purchaser”).

BACKGROUND:

A. The Company and the Purchaser are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “Commission”) under the Securities Act.

B. The Purchaser wishes to purchase, and the Company wishes to issue and sell, upon the terms and conditions stated in this Agreement, an aggregate of up to 15,000,000 shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”) of the Company, subject to adjustment pursuant to Section 7.18.

C. Concurrent with the Initial Closing, the parties hereto shall execute and deliver a Registration Rights Agreement, substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws.

D. Concurrent with the execution and delivery of this Agreement, the Company is entering into an Agreement and Plan of Merger by and among the Company, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“Merger Sub”) and Morphogenesis, Inc., a Delaware corporation (“Morphogenesis”), in substantially the form attached hereto as Exhibit C (the “Merger Agreement”), pursuant to which Morphogenesis will become a wholly-owned Subsidiary of the Company by way of merger (the “Merger”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act. With respect to the Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except Saturday, Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Company Counsel” means Gibson, Dunn & Crutcher LLP.

“Company’s Knowledge” means with respect to any statement made to the Company’s Knowledge, that the statement is based upon the actual knowledge, or the knowledge that would have been acquired after reasonable inquiry, of the executive officers of the Company having responsibility for the matter or matters that are the subject of the statement. With respect to any matters relating to Intellectual Property, such awareness or reasonable expectation to have knowledge does not require any such individual to conduct or have conducted or obtain or have obtained any freedom to operate opinions of counsel or any Intellectual Property rights clearance searches.

Annex B-1

“Company Legacy Assets” means the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation the Company’s CB4211 candidate and CB5138 Analogs.

“Contract” means, with respect to any Person, any written agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Effective Date” means the date on which the initial Registration Statement required by Section 2(a) of the Registration Rights Agreement is first declared effective by the Commission.

“Employee Plan” means any employee plan that the Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) with respect to which have any liability, or (v) utilizes to provide benefits to or otherwise cover any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries (or their spouses, dependents, or beneficiaries).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, exclusive license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (b) federal, state, local, municipal, foreign, supra-national or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority) or (d) self-regulatory organization (including Nasdaq).

“Initial Closing Shares” means, in aggregate, the shares of Common Stock purchased by the Purchaser on the Initial Closing Date in accordance with the terms and conditions herein.

“Initial Subscription Amount” means the aggregate amount to be paid for the Initial Closing Shares purchased hereunder as indicated on Annex A opposite the Purchaser’s name, in United States dollars and in immediately available funds.

“Law” means any federal, state, national, supra-national, foreign, local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) materially impairs the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory

Annex B-2

and political conditions or developments in general, (2) the outbreak or escalation of war or acts of terrorism or any natural disasters, acts of God or comparable events, epidemic, pandemic or disease outbreak (including the COVID-19 virus) or any worsening of the foregoing, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Authority in response thereto, (3) changes in Law or GAAP, or the interpretation or enforcement thereof, (4) the public announcement of this Agreement, or (5) any specific action taken (or omitted to be taken) by the Company at or with the express written consent of the Purchaser or in connection with the transactions contemplated by the Merger Agreement; provided, that, with respect to clauses (1), (2) and (3), the impact of such event, change, circumstance, occurrence, effect or state of facts is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate.

“Nasdaq” means The Nasdaq Stock Market.

“Ordinary Course of Business” means, in the case of the Company, such actions taken in the ordinary course of its normal operations and consistent with its past practices; provided, however, that the Ordinary Course of Business of the Company shall also include actions required to effect and effecting, in one or more transactions, the sale, divestiture, licensing or winding down of the Company Legacy Assets or the sale, license or other disposition of any or all of the Company Legacy Assets.

“Permitted Encumbrances” means (i) Encumbrances for current Taxes not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves has been made in accordance with GAAP on the Company’s audited balance sheet as of December 31, 2022 included in the Company’s Annual Report on Form 10-K filed with the Commission on March 9, 2023, as amended; (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Encumbrances arising in the Ordinary Course of Business of the Company consistent with past practice; (iii) Encumbrances arising out of the sale or license of any Company Legacy Assets; and (iv) any such matters of record, Encumbrances and other imperfections of title that do not, individually or in the aggregate, materially detract from the value of the assets or properties subject thereto or materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company or any of its Subsidiaries as currently conducted.

“Principal Trading Market” means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement and each of the Closing Dates, shall be the Nasdaq Capital Market.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registrable Securities” has the meaning set forth in the Registration Rights Agreement.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchaser of the Registrable Securities.

“Reporting Period” means the period commencing on the Initial Closing Date and ending with respect to the Purchaser on the earliest of: (i) the date as of which the Purchaser may sell all of the Shares purchased hereunder under Rule 144 without volume or manner-of-sale restrictions and without the requirement for the Company to be in compliance with the current public information requirements under Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act; (ii) the second anniversary of the Initial Closing Date, or (iii) the date on which the Purchaser shall have sold all of the Shares purchased hereunder.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

“Second Closing Shares” means, in aggregate, the shares of Common Stock purchased by the Purchaser on the Second Closing Date in accordance with the terms and conditions herein.

“Second Subscription Amount” means the aggregate amount to be paid for the Second Closing Shares purchased hereunder as indicated on Annex A opposite the Purchaser’s name, in United States dollars and in immediately available funds.

Annex B-3

“Short Sales” include, without limitation, (i) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and (ii) sales and other transactions through non-U.S. broker dealers or non-U.S. regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable shares of Common Stock).

“Subsidiary” means any subsidiary of the Company, and shall, where applicable, include any subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the Principal Trading Market is open for business.

“Trading Market” means any of the following markets or exchanges on which the Common Stock is listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Registration Rights Agreement and any other documents or agreements explicitly contemplated hereunder.

“Transfer Agent” means TSX Trust, the current transfer agent of the Company, or any successor transfer agent for the Company.

“Wind-Down Activities” means any actions taken to effect the winding down of the Company’s research and development, clinical development or intellectual property prosecution and maintenance activities.

ARTICLE II
PURCHASE AND SALE

2.1 Purchase and Sale. On the Initial Closing Date, upon the terms and subject to the conditions set forth herein, the Company will sell to the Purchaser, and the Purchaser will purchase the number of Initial Closing Shares set forth opposite the name of the Purchaser under the heading “Initial Number of Shares Purchased” on Annex A attached hereto at a price of $2.00 per Initial Closing Share for an aggregate purchase price of $15,000,000 (the “Initial Purchase Price”) and the Company will issue and sell to the Purchaser the number of Initial Closing Shares, all subject to any adjustments as contemplated by Section 7.18 herein. On a date after the Initial Closing Date and in any event no later than the six month anniversary of the Initial Closing Date, upon the terms and subject to the conditions set forth herein (the “Second Closing Date”), at the election of the Purchaser and with at least five Business Days advance notice to the Company by the Purchaser (such notice, an “Election Notice”), the Company will issue and sell to the Purchaser, and the Purchaser will purchase the number of Second Closing Shares set forth opposite the name of the Purchaser under the heading “Second Number of Shares Purchased” on Annex A attached hereto at the same price per share as the Initial Closing Shares were purchased in the Initial Closing for an aggregate purchase price of up to $15,000,000 (the “Second Purchase Price” and together with Initial Purchase Price, the “Purchase Price”), all subject to any adjustments as contemplated by Section 7.18 herein. Notwithstanding anything to the contrary herein, the Purchaser’s right to provide an Election Notice and purchase the Second Closing Shares shall automatically terminate upon the failure of the Purchaser to provide an Election Notice on or before the six month anniversary of the Initial Closing Date. For the avoidance of doubt, the Purchaser shall not be entitled to receive the contingent value rights (the “CVRs”) distributed to certain stockholders of the Company pursuant to the Merger Agreement and the CVR Agreement (as defined in the Merger Agreement) in respect of any Shares purchased or held by the Purchaser and the Purchaser waives any rights to the CVRs with respect to such Shares.

2.2 Closings.

(a) Closings. Upon the satisfaction of the conditions set forth in Article V, the closing of the purchase and sale of the Initial Closing Shares (the “Initial Closing”) shall take place remotely via exchange of executed documents and funds to occur immediately prior to the Effective Time (as such term is defined in the Merger Agreement) (such date and time being referred to herein as the “Initial Closing Date”). Upon the satisfaction of the conditions set forth in Article VI, the closing of the purchase and sale of the Second Closing Shares (the “Second Closing” and together with the Initial Closing, the “Closings”) shall take place remotely via exchange of executed documents and funds on the fifteenth Business Day after the Company’s receipt of the Election Notice or at such other time and place as the Company may designate by notice to the Purchaser (such date and time being referred to herein as the “Second Closing Date” and together with the Initial Closing Date, each a “Closing Date”).

Annex B-4

(b) Payments. On or prior to the Initial Closing Date, the Purchaser, or any party directed by the Purchaser, shall deliver to the Company the Initial Subscription Amount via wire transfer of immediately available funds to an account designated in writing by the Company or by other means approved by the Company on or prior to the Initial Closing Date. On the Initial Closing Date and following the receipt by the Company of the entire portion of the Initial Subscription Amount payable by the Purchaser, the Company shall issue to the Purchaser book entry shares (or certificates if requested) representing the number of Initial Closing Shares set forth opposite the Purchaser’s name on Annex A, registered in the name of the Purchaser, free and clear of any liens or restrictions (other than those arising under federal and state securities laws and bearing the legend set forth in Section 4.1(b)). After receipt of an Election Notice by the Company and on or prior to the Second Closing Date, the Purchaser shall deliver to the Company the Second Subscription Amount via wire transfer of immediately available funds to an account designated in writing by the Company or by other means approved by the Company on or prior to the Second Closing Date. At the Second Closing, following the receipt by the Company of the entire portion of the Second Subscription Amount payable by the Purchaser, the Company shall issue to the Purchaser book entry shares (or certificates if requested) representing the number of Second Closing Shares set forth opposite the Purchaser’s name on Annex A, registered in the name of the Purchaser, free and clear of any liens or restrictions (other than those arising under federal and state securities laws and bearing the legend set forth in Section 4.1(b)).

2.3 Closing Deliverables.

(a) On or prior to the Initial Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Initial Company Deliverables”):

(i) the Registration Rights Agreement, duly executed by the Company;

(ii) a statement from the Transfer Agent evidencing the issuance of the Initial Closing Shares in the name of the Purchaser by book entry on the stock ledger of the Company (or, if the Initial Closing Shares are to be represented in certificated form, a certificate representing the Initial Closing Shares in the name of the Purchaser as set forth on the Initial Closing Stock Certificate Questionnaire included as Exhibit C-1 hereto (the “Initial Closing Stock Certificate”));

(iii) a legal opinion of Company Counsel, dated as of the Initial Closing Date and in form and substance reasonably satisfactory to the Purchaser, executed by such counsel and addressed to the Purchaser;

(iv) the Company shall have filed with Nasdaq a listing of additional shares form for the listing of the Shares; and

(v) A good standing certificate, issued by the Secretary of State of the State of Delaware, as of a date within three Business Days of the Initial Closing Date, evidencing the good standing of the Company.

(b) On or prior to the Initial Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Initial Purchaser Deliverables”):

(i) the Registration Rights Agreement, duly executed by the Purchaser;

(ii) its Initial Subscription Amount, in United States dollars and in immediately available funds, in the amount set forth in the “Initial Subscription Amount” column opposite the Purchaser’s name in the table set forth on Annex A by wire transfer to the Company;

(iii) a fully completed and duly executed Selling Stockholder Questionnaire in the form attached as Annex B to the Registration Rights Agreement; and

(iv) a fully completed and duly executed Initial Closing Stock Certificate Questionnaire in the form attached hereto as Exhibit B-1 if the Purchaser has requested Initial Closing Stock Certificates.

(c) On or prior to the Second Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Second Company Deliverables”):

(i) a statement from the Transfer Agent evidencing the issuance of the Second Closing Shares in the name of the Purchaser by book entry on the stock ledger of the Company (or, if the Second Closing Shares are to be represented in certificated form, a certificate representing the Second Closing Shares in the name of the Purchaser as set forth on the Second Closing Stock Certificate Questionnaire included as Exhibit B-2 hereto (the “Second Closing Stock Certificate”));

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(ii) a legal opinion of Company Counsel, dated as of the Second Closing Date and in form and substance reasonably satisfactory to the Purchaser, executed by such counsel and addressed to the Purchaser; and

(iii) A good standing certificate, issued by the Secretary of State of the State of Delaware, as of a date within three Business Days of the Second Closing Date, evidencing the good standing of the Company.

(d) On or prior to the Second Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Second Purchaser Deliverables”):

(i) its Second Subscription Amount, in United States dollars and in immediately available funds, in the amount set forth in the “Second Subscription Amount” column opposite the Purchaser’s name in the table set forth on Annex A by wire transfer to the Company;

(ii) a correction, if necessary, to any information provided the Company at the Initial Closing with respect to the completed and duly executed Selling Stockholder Questionnaire; and

(iii) a fully completed and duly executed Second Closing Stock Certificate Questionnaire in the form attached hereto as Exhibit B-2 if the Purchaser has requested Second Closing Stock Certificates evidencing the Second Closing Shares.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Company. Except as previously disclosed in the SEC Reports (as defined below), in any Schedule attached hereto or in the Parent Disclosure Letter (as defined in the Merger Agreement), the Company hereby represents and warrants the following as of the date hereof and each Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date) to the Purchaser:

(a) Due Organization; Subsidiaries. Except as set forth on Schedule 3.1(a) attached hereto, the Company is a Delaware corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound. Other than Merger Sub, the Company does not have and never has had any Subsidiaries. Merger Sub is wholly owned by the Company. Each of the Company and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Material Adverse Effect.

(b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into the Transaction Documents and, subject to receipt of the Parent Stockholder Approval (as such term is defined in the Merger Agreement), to consummate the transactions contemplated hereby or thereby. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, sale, issuance and delivery of the Shares contemplated herein has been taken. Each of the Transaction Documents to which the Company is a party have been (or upon delivery will have been) duly executed and delivered by the Company and is, or when delivered in accordance with the terms hereof or thereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except (i) as such enforceability may be limited by applicable bankruptcy, examinership, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(c) No Conflicts. Except as set forth on Schedule 3.1(c) attached hereto, the execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the issuance, sale and delivery of the Shares to be sold by the Company under the Transaction Documents, the performance by the Company of its obligations under the Transaction Documents and the consummation of the transactions contemplated hereby or thereby (including without limitation, the issuance of the Shares) do not and will not conflict with, result in the breach or violation of, or constitute (with or without the giving of notice or the passage of time or both) a violation of, or default under,

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(i) any bond, debenture, note or other evidence of indebtedness, or under any lease, license, franchise, permit, indenture, mortgage, deed of trust, loan agreement or joint venture agreement to which the Company or any of its Subsidiaries is a party or by which it or its properties may be bound or affected, (ii) subject to receipt of the Parent Stockholder Approval, the Company’s restated certificate of incorporation, as amended and as in effect on the date hereof (the “Certificate of Incorporation”), the Company’s bylaws, as amended and as in effect on the date hereof (the “Bylaws”), or the equivalent document with respect to any of the Company’s Subsidiaries, as amended and as in effect on the date hereof, or (iii) subject to receipt of the Parent Stockholder Approval, any Law applicable to the Company, any of its Subsidiaries or their respective properties, except in the case of clauses (i) and (iii) for such conflicts, breaches, violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Filings, Consents and Approvals. Other than (i) pursuant to the Securities Act, the Exchange Act, any similar state securities laws or any rule or regulation of Nasdaq applicable to the Company or by which the Company or any of its properties or assets may be bound, including the registration statement required to be filed by the Registration Rights Agreement and (ii) the Parent Stockholder Approval, neither the Company nor any of its Subsidiaries is required to give any notice to, or make any filings with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by the Transaction Documents.

(e) Issuance of the Shares. The issuance of the Shares has been duly authorized and the Shares, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of any Encumbrances, preemptive rights or restrictions (other than as provided in this Agreement or any restrictions on transfer generally imposed under applicable securities laws).

(f) Capitalization.

(i) As of May 18, 2023 (the “Capitalization Date”), the authorized capital stock of the Company consisted of (x) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”) of which no shares were issued and outstanding and convertible into shares of Common Stock and no shares were held by the Company as treasury shares, and (y) 12,000,000 shares of Common Stock, 2,906,926 shares of which were issued and outstanding and no shares of which were held by the Company as treasury shares. The Preferred Stock and the Common Stock are collectively referred to herein as the “Capital Stock.” All of the issued and outstanding shares of Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Encumbrances. As of the Capitalization Date, the Company has 466,684 shares of Common Stock reserved for issuance upon the exercise of outstanding options and 1,177,315 warrants to acquire shares of Common Stock outstanding.

(ii) All of the outstanding share capital of the Company has been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding shares of Capital Stock or outstanding options or warrants to purchase Capital Stock of the Company were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Company. Except as otherwise set forth in this Agreement or in the Merger Agreement, or any of the annexes, exhibits or schedules attached thereto, as of the date hereof there are no outstanding options, warrants, rights (including conversion or preemptive rights), agreements, arrangements or commitments of any character, whether or not contingent, relating to the issued or unissued Capital Stock of the Company or obligating the Company to issue or sell any share of Capital Stock of, or other equity interest in, the Company. The issuance and sale of the Shares will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities.

(iii) Effective as of the consummation of the Merger, Morphogenesis will be a wholly-owned Subsidiary of the Company.

(g) SEC Reports; Disclosure Materials. The Company has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Commission under the Exchange Act or the Securities Act since January 1, 2022 (the “SEC Reports”). As of the time it was filed with the Commission (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(h) Financial Statements. As of their respective filing dates, the financial statements (including any related notes) contained or incorporated by reference in the SEC Reports (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the Commission applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the Commission, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the consolidated financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. Other than as expressly disclosed in the SEC Reports filed prior to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP. Except as set forth in (i) the consolidated financial statements of the Company included in the SEC Reports filed prior to the date hereof, (ii) that certain Advisory Agreement, dated February 22, 2023, by and between the Company and Lennart Olsson (the “Lennart Olsson Agreement”), (iii) that certain Agreement, dated October 6, 2022, by and between the Company and Ladenburg Thalmann & Co. Inc. (the “Ladenburg Agreement”), and (iv) Schedule 3.1(h) attached hereto, as of the date of this Agreement, the Company has not incurred any liabilities, contingent or otherwise, except those incurred in the Ordinary Course of Business since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. The books of account and other financial records of the Company and each of its Subsidiaries are true and complete in all material respects.

(i) Independent Accountants. Marcum LLP, who has certified certain financial statements of the Company and delivered its report with respect to the audited financial statements included in the SEC Reports, has at all times since 2014, the date of its engagement by the Company, been (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the Company’s Knowledge, “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the Company’s Knowledge, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the Commission and the Public Accounting Oversight Board thereunder.

(j) Absence of Certain Changes. Except as set forth on Schedule 3.1(j) attached hereto, since December 31, 2022 through the date of this Agreement, other than any Wind-Down Activities (i) there has been no material adverse change to, and no material adverse development in, the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries and (ii) except in connection with the transactions contemplated by the Merger Agreement (including the Stock Dividend, the CVR Distribution and any Catch-Up Dividend (each as defined in the Merger Agreement)) and any Wind-Down Activities, neither the Company nor any of its Subsidiaries has (x) declared or paid any dividends, (y) sold any material assets, individually or in the aggregate, outside of the Ordinary Course of Business or (z) had material capital expenditures, individually or in the aggregate, outside of the Ordinary Course of Business. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead any such creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at each Closing, will not be Insolvent (as defined below). For purposes of this Section 3.1(j), “Insolvent” means, with respect to any Person, (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(k) Litigation. As of the date of this Agreement, there is no action, suit, proceeding or investigation pending or, to the Company’s Knowledge, currently threatened in writing against the Company or any of its directors and officers that questions the validity of the Transaction Documents or the right of the Company to enter into the Transaction Documents or to consummate the transactions contemplated hereby. As of the date of this Agreement, there is no action, suit, proceeding or investigation pending or, to the Company’s Knowledge, currently threatened in writing against the Company or any Subsidiary or any of their respective directors and officers, other than any Action that (a) does not involve an amount in controversy in excess of $100,000 and (b) does not seek material injunctive or other non-monetary relief.

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(l) Conduct of Business; Regulatory Permits. Neither the Company nor any of its Subsidiaries is in violation of any term of or in default under its Certificate of Incorporation, any certificate of designations of any outstanding series of preferred stock of the Company or the Bylaws or their organizational charter or bylaws, respectively. Except as set forth in Schedule 3.1(l) attached hereto, as of the date of this Agreement (i) neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) without limiting the generality of the foregoing, except as disclosed in the SEC Reports, the Company is not in violation of any of the rules, regulations or requirements of Nasdaq and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Stock by Nasdaq in the foreseeable future. Except as set forth on Schedule 3.1(l) attached hereto, the Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate Governmental Authorities necessary to conduct their respective businesses as currently conducted, except where the failure to possess such certificates, authorizations or permits would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, as of the date of this Agreement, neither the Company nor any such Subsidiary has received any written notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(m) Title to Assets. Each of the Company and its Subsidiaries owns, and has good and marketable title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (i) all tangible assets reflected on the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the SEC Reports and (ii) all other tangible assets reflected in the books and records of the Company as being owned by the Company. All of such assets are owned or, in the case of leased assets, leased by the Company or any of its Subsidiaries free and clear of any Encumbrances, other than Permitted Encumbrances.

(n) Insurance. Each of the Company and its Subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses including, but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its Subsidiaries for product liability claims and clinical trial liability claims.

(o) Transactions with Affiliates and Employees. Except as set forth on Schedule 3.1(o) attached hereto or in the SEC Reports, since the date of the Company’s last proxy statement filed in 2022 with the SEC through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(p) Company’s Accounting System. Except as set forth on Schedule 3.1(p) attached hereto, the Company and each of its Subsidiaries make and keep accurate books and records, maintains disclosure controls and procedures and internal control over financial reporting (as defined in Rules 13a-15 and 15d-15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (v) the interactive data in eXtensible Business Reporting Language included or incorporated by reference in the SEC Reports fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(q) Sarbanes-Oxley. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(r) No Registration. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated hereby.

Annex B-9

(s) Certain Fees. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, other than payments required under the Ladenburg Agreement. The Purchaser shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section 3.1(s) that may be due in connection with the transactions contemplated by the Transaction Documents. The Company shall indemnify, pay, and hold the Purchaser harmless against, any liability, loss or expense (including, without limitation, attorneys’ fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(t) Company Not an “Investment Company.” The Company is not, and will not be, immediately after receipt of payment for the Shares, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(u) Registration Rights. Other than the Purchaser, as set forth in the SEC Reports or as contemplated by the Merger Agreement, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(v) Listing and Maintenance Requirements. Except as set forth on Schedule 3.1(v) attached hereto, (i) the Company’s Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate the registration of the Common Stock under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration or listing and (ii) the Company is in compliance in all material respects with the rules and regulations of the Principal Trading Market, in each case, that are applicable to the Company.

(w) Disclosure. The Company confirms that it has not provided, and to the Company’s Knowledge, none of its officers or directors nor any other Person acting on its or their behalf has provided the Purchaser or its respective agents or counsel with any information that it believes constitutes material, non-public information except insofar as the existence, provisions and terms of the Transaction Documents and the proposed transactions hereunder may constitute such information, all of which will be disclosed by the Company in the Press Release as contemplated by Section 4.4 hereof. The Company understands and confirms that the Purchaser will rely on the foregoing representations in effecting transactions in securities of the Company.

(x) No Integrated Offering. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2, and except with respect to the Capital Stock to be issued pursuant to the Merger Agreement, none of the Company, its Subsidiaries nor, to the Company’s Knowledge, any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Shares as contemplated hereby or (ii) cause the offering of the Shares pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated.

(y) Tax Matters. Each of the Company and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns that were required to be filed by or with respect to it under applicable Law (taking into account any applicable extensions thereof). All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Subject to exceptions as would not be material, no claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation by that jurisdiction. All material amounts of Taxes due and owing by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. Since the date of the financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the SEC Reports, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the Ordinary Course of Business.

(z) No General Solicitation. Neither the Company nor, to the Company’s Knowledge, any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising.

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(aa) Anti-Corruption and Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, employee, agent, Affiliate or other person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made or taken any act in furtherance of an offer, promise, or authorization of any direct or indirect unlawful payment or benefit to any non-U.S. or domestic government official or employee, including of any government-owned or controlled entity or public international organization, or any political party, party official, or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, authorized, requested, or taken an act in furtherance of any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit. The Company and its Subsidiaries and, to the Company’s Knowledge, the Company’s Affiliates have conducted their respective businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(bb) Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the USA Patriot Act, the Bank Secrecy Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”); and, as of the date of this Agreement, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator or non-governmental authority involving the Company or its Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company’s Knowledge, threatened.

(cc) OFAC. Neither the Company nor its Subsidiaries nor, to the Company’s Knowledge, any of their respective Affiliates, directors, officers or any agent or employee of the Company or its Subsidiaries is subject to any sanctions administered or enforced by the Office of Foreign Assets Control (“OFAC”) of the United States Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or any other relevant sanctions authority; and the Company will not directly or indirectly use the proceeds of the offering of the Shares contemplated hereby, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity for the purpose of financing the activities of any person that is the target of sanctions administered or enforced by such authorities or in connection with any country or territory that is the target of country- or territory-wide OFAC sanctions (currently, Iran, Syria, Cuba, North Korea, and the Crimea Region of Ukraine).

(dd) Acknowledgment Regarding Purchaser’s Purchase of the Shares. The Company acknowledges and agrees that the Purchaser is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that the Purchaser is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Purchaser or any of its representatives or agents in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Purchaser’s purchase of the Shares. The Company further represents to the Purchaser that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(ee) No Price Stabilization or Manipulation; Compliance with Regulation M. Neither the Company nor any of its Subsidiaries has taken, directly or indirectly, any action designed to or that might cause or result in stabilization or manipulation of the price of the any security of the Company to facilitate the sale or resale of the Shares or otherwise, and has taken no action which would directly or indirectly violate Regulation M under the Exchange Act.

(ff) Clinical Data and Regulatory Compliance. Except as set forth on Schedule 3.1(ff) attached hereto, the preclinical tests and clinical trials, and other studies (collectively, “studies”) that are described in, or the results of which are referred to in, the SEC Reports were conducted in all material respects in accordance with the protocols, procedures and controls designed and approved for such studies and with standard medical and scientific research procedures; each description of the results of such studies is accurate and complete in all material respects and fairly presents the data derived from such studies; the Company and its Subsidiaries have made all such filings and obtained all

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such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services or any committee thereof or from any other U.S. or non-U.S. government or drug or medical device regulatory agency, or health care facility Institutional Review Board (collectively, the “Regulatory Agencies”); as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any notice of, or correspondence from, any Regulatory Agency requiring the termination, suspension or modification of any clinical trials that are described or referred to in the SEC Reports; and the Company and its Subsidiaries have each operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Regulatory Agencies.

(gg) No Disqualification Events. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the Company or, to the Company’s Knowledge, any Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable. “Covered Person” means, with respect to the Company as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1). Other the any payments under the Ladenburg Agreement, the Company is not aware of any Person (other than any Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Shares pursuant to this Agreement.

(hh) Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i)(1) of the Securities Act.

3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants as of the date hereof and as of each Closing Date to the Company as follows:

(a) Organization; Authority. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite limited liability company power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Purchaser and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary limited liability company or other applicable like action on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b) No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the Registration Rights Agreement and the consummation by the Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including U.S. federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c) Investment Intent.

(i) The Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable U.S. state securities law and is acquiring the Shares as principal for its own account and not with a view to, or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable U.S. state or other securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable U.S. federal, state and other securities laws. The Purchaser is acquiring the Shares hereunder in the ordinary course of its business.

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(ii) The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Shares (or any securities which are derivatives thereof) to or through any person or entity; the Purchaser is not a registered broker-dealer under Section 15 of the Exchange Act or an entity engaged in a business that would require it to be so registered as a broker-dealer.

(d) Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a) under the Securities Act.

(e) General Solicitation. To the Purchaser’s knowledge, the Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f) Purchaser Sophistication. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment. The Purchaser further acknowledges that there is no trading market for the Shares.

(g) Access to Information. The Purchaser acknowledges that it has had the opportunity to review the SEC Reports and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect the Purchaser’s right to rely on the truth, accuracy and completeness of the SEC Reports and the Company’s representations and warranties contained in the Transaction Documents. The Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Shares.

(h) Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that the Purchaser was first contacted by the Company or any other Person regarding the transactions contemplated hereby, neither the Purchaser nor any Affiliate of the Purchaser which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to the Purchaser’s investments or trading or information concerning the Purchaser’s investments, including in respect of the Shares, and (z) is subject to the Purchaser’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with the Purchaser or Trading Affiliate, effected or agreed to effect any purchases or sales of the securities of the Company (including, without limitation, any Short Sales involving the Company’s securities). Notwithstanding the foregoing, in the case of the Purchaser and/or Trading Affiliate that is, individually or collectively, a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s or Trading Affiliate’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s or Trading Affiliate’s assets, the representation set forth above shall apply only with respect to the portion of assets managed by the portfolio manager that have knowledge about the financing transaction contemplated by this Agreement. Other than to other Persons party to this Agreement, and to the Purchaser’s representatives or agents, including, but not limited to, the Purchaser’s legal, tax and investment advisors, the Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

(i) Brokers and Finders. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser. No Purchaser shall have any obligation with respect to any fees, or with respect to any claims made by or on behalf of other Persons for fees, in each case of the type contemplated by this Section 3.2(i) that may be due in connection with the transactions contemplated by this Agreement or the Transaction Documents.

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(j) Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase the Shares pursuant to the Transaction Documents, and the Purchaser confirms that it has not relied on the advice of any other Purchaser’s business and/or legal counsel in making such decision. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares.

(k) Reliance on Exemptions. The Purchaser understands that the Shares being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Shares.

(l) No Governmental Review. The Purchaser understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(m) Regulation M. The Purchaser is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares and other activities with respect to the Shares by the Purchaser.

(n) Beneficial Ownership. The purchase by the Purchaser of the Shares issuable to it at the Closings will not result in the Purchaser (individually or together with any other Person with whom the Purchaser has identified, or will have identified, itself as part of a “group” in a public filing made with the Commission involving the Company’s securities) acquiring, or obtaining the right to acquire, beneficial ownership in excess of 19.99% of the outstanding shares of Common Stock or the voting power of the Company on a post transaction basis that assumes that such Closings shall have occurred. The Purchaser does not presently intend to, alone or together with others, make a public filing with the Commission to disclose that it has (or that it together with such other Persons have) acquired, or obtained the right to acquire, as a result of such Closings (when added to any other securities of the Company that it or they then own or have the right to acquire), beneficial ownership in excess of 19.99% of the outstanding shares of Common Stock or the voting power of the Company on a post transaction basis that assumes that each Closing shall have occurred.

(o) Residency. The Purchaser’s residence (if an individual) or offices in which its investment decision with respect to the Shares was made (if an entity) are located at the address immediately below the Purchaser’s name on its signature page hereto.

The Company and the Purchaser acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Transaction Documents.

ARTICLE IV
OTHER AGREEMENTS OF THE PARTIES

4.1 Transfer Restrictions.

(a) Compliance with Laws. Notwithstanding any other provision of this Article IV, the Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable U.S. state and federal securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective registration statement, (ii) to the Company, (iii) pursuant to Rule 144 (provided that the Purchaser provides the Company with reasonable assurances (in the form of seller and, if applicable, broker representation letters) that the securities may be sold pursuant to such rule) or (iv) in connection with a bona fide pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares

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under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and the Registration Rights Agreement and shall have the rights of the Purchaser under this Agreement and the Registration Rights Agreement with respect to such transferred Shares.

(b) Legends. Certificates and book entry statements evidencing the Shares shall bear, any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE TO WHICH THIS CONFIRMATION RELATES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER APPLICABLE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL SELECTED BY THE HOLDER, IN A FORM REASONABLY SATISFACTORY TO THE COMPANY AND THE TRANSFER AGENT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT, OR (II) UNLESS OFFERED, SOLD, PLEDGED, HYPOTHECATED OR TRANSFERRED TO THE COMPANY OR PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE ACT, INCLUDING, BUT NOT LIMITED TO, IF SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The Company acknowledges and agrees that the Purchaser may from time to time pledge, and/or grant a security interest in, some or all of the legended Shares in connection with applicable securities laws, pursuant to a bona fide margin agreement in compliance with a bona fide margin loan. Such a pledge would not be subject to approval or consent of the Company and no legal opinion of legal counsel to the pledgee, secured party or pledgor shall be required in connection with the pledge, but such legal opinion shall be required in connection with a subsequent transfer or foreclosure following default by the Purchaser transferee of the pledge. No notice shall be required of such pledge, but Purchaser’s transferee shall promptly notify the Company of any such subsequent transfer or foreclosure. The Purchaser acknowledges that the Company shall not be responsible for any pledges relating to, or the grant of any security interest in, any of the Shares or for any agreement, understanding or arrangement between the Purchaser and its pledgee or secured party. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Shares may reasonably request in connection with a pledge or transfer of the Shares, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder. The Purchaser acknowledges and agrees that, except as otherwise provided in Section 4.1(c), any Shares subject to a pledge or security interest as contemplated by this Section 4.1(b) shall continue to bear the legend set forth in this Section 4.1(b) and be subject to the restrictions on transfer set forth in Section 4.1(a).

(c) Legend Removal. Upon request of the Purchaser, upon receipt by the Company of an opinion of the Purchaser’s counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state securities laws, the Company shall promptly cause the legend to be removed from any certificate or book-entry account for any Shares in accordance with the terms of this Agreement and deliver, or cause to be delivered, to the Purchaser new certificate(s) representing the Shares or a statement from the Transfer Agent showing the book entry of the Shares that are free from all restrictive and other legends or, at the request of the Purchaser, via DWAC transfer to the Purchaser’s account. The Purchaser hereby agrees that the removal of the restrictive legend pursuant to this Section 4.1(c) is predicated upon the Company’s reliance that the Purchaser will sell any such Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an applicable exemption therefrom.

(d) Acknowledgement. The Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. While the Registration Statement remains effective, the Purchaser hereunder may sell the Shares in accordance with the plan of distribution contained in the Registration Statement and if it does so it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available. The Purchaser agrees that if it is notified by the Company in writing at any time that the Registration

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Statement registering the resale of the Shares is not effective or that the prospectus included in such Registration Statement is no longer compliant with the requirements of Section 10 of the Securities Act, the Purchaser will refrain from selling such Shares until such time as the Purchaser is notified by the Company that such Registration Statement is effective or such prospectus is compliant with Section 10 of the Securities Act, unless the Purchaser is able to, and does, sell such Shares pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act. Both the Company and the Transfer Agent, and their respective directors, officers, employees and agents, may rely on this Section 4.1(d) and the Purchaser hereunder will indemnify and hold harmless each of such persons from any breaches or violations of this Section 4.1(d).

4.2 Furnishing of Information. In order to enable the Purchaser to sell the Shares under Rule 144, during the Reporting Period, the Company shall use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. During the Reporting Period, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Shares under Rule 144.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchaser, or that will be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction; provided, however, that this Section 4.3 shall not limit the Company’s right to issue shares of Capital Stock pursuant to the Merger Agreement.

4.4 Securities Laws Disclosure; Publicity. By 9:00 a.m., New York City time, on the Trading Day immediately following the date hereof, the Company shall issue a press release (the “Press Release”) disclosing all material terms of the transactions contemplated hereby. On or before 5:30 p.m., New York City time, on the fourth Business Day immediately following the execution of this Agreement, the Company will file a Current Report on Form 8-K with the Commission describing the terms of the Transaction Documents (and including as exhibits to such Current Report on Form 8-K the material Transaction Documents (including, without limitation, this Agreement and the Registration Rights Agreement)). Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser or an Affiliate of the Purchaser, or include the name of the Purchaser or an Affiliate of the Purchaser in any press release or filing with the Commission (other than the Registration Statement) or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (i) as required by U.S. federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement or (B) the filing of final Transaction Documents (including signature pages thereto) with the Commission and (ii) to the extent such disclosure is required by law, request of the Commission’s staff or Trading Market regulations, in which case the Company shall provide the Purchaser with prior written notice of such disclosure permitted under this subclause (ii). From and after the issuance of the Press Release, no Purchaser shall be in possession of any material, non-public information received from the Company, any Subsidiary or any of their respective officers, directors, employees or agents, that is not disclosed in the Press Release. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are required to be publicly disclosed by the Company as described in this Section 4.4, the Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction); provided, however, any disclosure may be made by the Purchaser to the Purchaser’s representatives or agents, including, but not limited to, the Purchaser’s legal, tax and investment advisors. In addition, effective upon the issuance of the Press Release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, Affiliates, employees or agents on the one hand, and the Purchaser or any of its Affiliates, on the other hand, shall terminate and be of no further force or effect.

4.5 Anti-takeover Terms. No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that the Purchaser is an “interested stockholder” under Section 203 of the Delaware General Corporation Law or that the Purchaser could be deemed to trigger the provisions of any poison pill or anti-takeover plan or arrangement, to the extent solely by virtue of receiving the Shares under the Transaction Documents.

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4.6 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, including this Agreement, or as expressly required by any applicable securities law, the Company covenants and agrees that neither it, nor any other Person acting on its behalf, will provide the Purchaser or its agents or counsel with any information regarding the Company that the Company believes constitutes material non-public information without the express written consent of the Purchaser, unless prior thereto the Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7 Use of Proceeds. The Company shall use the net proceeds from the sale of the Shares hereunder for working capital and general corporate purposes.

4.8 Principal Trading Market Listing. In the time and manner required by the Principal Trading Market, the Company shall prepare and file with such Principal Trading Market an additional shares listing application covering all of the Shares and shall use its commercially reasonable efforts to take all steps necessary to cause all of the Shares to be approved for listing on the Principal Trading Market as promptly as possible thereafter.

4.9 Form D. The Company agrees to timely file a Form D with respect to the Shares, as required under Regulation D.

4.10 Short Sales and Post-Closing Confidentiality. The Purchaser shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the Company’s securities (including, without limitation, any Short Sales involving the Company’s securities) during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first publicly announced as required by and described in Section 4.4 or (ii) this Agreement is terminated in full. The Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in Section 4.4, the Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents; provided, however, any disclosure may be made to the Purchaser’s representatives or agents, including, but not limited to, the Purchaser’s legal, tax and investment advisors.

Notwithstanding the foregoing, no Purchaser makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced as described in Section 4.4; provided, however, the Purchaser agrees that it will not enter into any Net Short Sales (as hereinafter defined) during the Reporting Period. For purposes of this Section 4.10, a “Net Short Sale” by the Purchaser shall mean a sale of Common Stock by the Purchaser that is marked as a short sale and that is made at a time when there is no Equivalent Offsetting Long Position in Common Stock (as hereinafter defined) held by the Purchaser. For purposes of this Section 4.10, an “Equivalent Offsetting Long Position in Common Stock” means, with respect to the Purchaser, all shares of Common Stock (A) that are owned by the Purchaser and (B) that would be issuable upon conversion, exchange or exercise of the Shares and any other options or convertible securities then held by the Purchaser, if any, without giving effect to any limitation on conversion, exchange or exercise set forth therein. Notwithstanding the foregoing, in the event that the Purchaser has sold Shares pursuant to Rule 144 prior to the Effective Date of the initial Registration Statement and the Company has failed to deliver certificates without legends prior to the settlement date for such sale (assuming that such certificates are requested by Purchaser and meet the requirements set forth in Section 4.1(c) for the removal of legends), the provisions of this Section 4.10 shall not prohibit the Purchaser from entering into Net Short Sales for the purpose of delivering shares of Common Stock in settlement of such sale. The Purchaser understands and acknowledges that the Commission currently takes the position that covering a short position established prior to effectiveness of a resale registration statement with shares included in such registration statement would be a violation of Section 5 of the Securities Act, as set forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance.

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ARTICLE V
CONDITIONS PRECEDENT TO INITIAL CLOSING

5.1 Conditions Precedent to the Obligations of the Purchaser to Purchase the Shares. The obligation of the Purchaser to acquire the Initial Closing Shares at the Initial Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Initial Closing Date, of each of the following conditions, any of which may be waived by the Purchaser:

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date when made and as of the Initial Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date, which shall be true and correct in all respects as of such specified date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications).

(b) Performance. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Initial Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Initial Company Deliverables. The Company shall have delivered the Initial Company Deliverables in accordance with Section 2.3(a).

(e) Merger. All conditions precedent to the Closing (as defined in the Merger Agreement) set forth in the Merger Agreement, as it may be amended from time to time, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Closing (as defined in the Merger Agreement), including payment of the Initial Subscription Amount to the Company).

5.2 Conditions Precedent to the Obligations of the Company. The Company’s obligation to issue the Initial Closing Shares at the Initial Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Initial Closing Date of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made, and as of the Initial Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b) Performance. The Purchaser shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Initial Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Initial Purchaser Deliverables. The Purchaser shall have delivered its Initial Purchaser Deliverables in accordance with Section 2.3(b).

(e) Merger. All conditions precedent to the Closing (as defined in the Merger Agreement) set forth in the Merger Agreement, as it may be amended from time to time, shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Closing (as defined in the Merger Agreement), including payment of the Initial Subscription Amount to the Company).

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ARTICLE VI
CONDITIONS PRECEDENT TO SECOND CLOSING

6.1 Conditions Precedent to the Obligations of the Purchaser to Purchase the Shares. The obligation of the Purchaser to acquire the Second Closing Shares at the Second Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Second Closing Date, of each of the following conditions, any of which may be waived by the Purchaser (as to itself only):

(a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all respects as of the date when made and as of the Second Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date, which shall be true and correct in all respects as of such specified date, except in each case, or in the aggregate, where the failure to be so true and correct would not reasonably be expected to have a Material Adverse Effect (without giving effect to any references therein to any Material Adverse Effect or other materiality qualifications).

(b) Performance. The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Second Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Second Company Deliverables. The Company shall have delivered the Second Company Deliverables in accordance with Section 2.3(c).

6.2 Conditions Precedent to the Obligations of the Company. The Company’s obligation to issue the Second Closing Shares at the Second Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Second Closing Date of the following conditions, any of which may be waived by the Company:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made, and as of the Second Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b) Performance. The Purchaser shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Second Closing.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Authority that, in any such case, prohibits or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) Second Purchaser Deliverables. The Purchaser shall have delivered its Second Purchaser Deliverables in accordance with Section 2.3(d).

(e) Election Notice. The Company shall have received a valid Election Notice pursuant to the terms hereof on or before the six month anniversary of the Initial Closing Date.

Annex B-19

ARTICLE VII
MISCELLANEOUS

7.1 Fees and Expenses. The Company and the Purchaser shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance and sale of the Shares to the Purchaser.

7.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after each of the Closings, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

7.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e mail upon written confirmation of receipt by e mail or otherwise, (b) on the first Trading Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Trading Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Company:	CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
Attention: Joe Sarret
With a copy to:	Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105-0921
Attention: Ryan A. Murr, Esq. and Branden C. Berns, Esq.
If to the Purchaser:	To the address set forth under the Purchaser’s name on the signature page hereof or such other address as may be designated in writing hereafter, in the same manner, by such Person.

7.4 Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

7.5 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents. For the avoidance of doubt, if a Second Closing has not occurred, “Shares” shall mean the Initial Closing Shares issued in the Initial Closing and if and after a Second Closing has occurred, “Shares” shall mean, in aggregate, the Initial Closing Shares and the Second Closing Shares issued in the Initial Closing and the Second Closing, respectively. Any information set forth in any Schedule attached hereto or included in the Parent Disclosure Letter (as defined in the Merger Agreement) shall be deemed to apply to and qualify each section or subsection of the Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure.

Annex B-20

7.6 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchaser. The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Shares in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to transferred Shares, by the terms and conditions of this Agreement that apply to the “Purchaser”.

7.7 Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

7.8 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

7.9 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

7.10 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.11 Survival. Subject to applicable statute of limitations, the representations, warranties, agreements and covenants contained herein shall survive the each of the Closings and the delivery of the Shares.

7.12 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e- mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

7.13 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

7.14 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever the Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein

Annex B-21

provided, then the Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

7.15 Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company may issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

7.16 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

7.17 Payment Set Aside. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

7.18 Adjustments in Share Numbers and Prices. Except for the Stock Dividend and the Catch-Up Dividend (each as defined in the Merger Agreement) and any other issuance, dividend or distribution contemplated by the CVR Agreement (as defined in the Merger Agreement), in the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to one of the Closings, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

7.19 Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Agreement; or (b) such date and time as the Merger Agreement is terminated in accordance with its terms; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach and (ii) the provisions of ARTICLE VII of this Agreement will survive any termination of this Agreement and continue indefinitely. The Company shall notify the Purchaser of the termination of the Merger Agreement promptly after the termination of such agreement. For the avoidance of doubt, any failure by Purchaser to consummate the Initial Closing or the Second Closing in accordance with Section 2.2(a) shall be a willful breach.

7.20 Waiver of Potential Conflicts of Interest. The Purchaser and the Company acknowledge that Gibson, Dunn & Crutcher, LLP (“Gibson Dunn”) may have represented and may currently represent the Purchaser. In the course of such representation, Gibson Dunn may have come into possession of confidential information relating to the Purchaser. The Purchaser and the Company acknowledge that Gibson Dunn is representing only the Company in this transaction. By executing this Agreement, the Purchaser and the Company hereby waive any actual or potential conflict of interest which has or may arise as a result of Gibson Dunn’s representation of such persons and entities, and represents that it has had the opportunity to consult with independent counsel concerning the giving of this waiver.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex B-22

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COHBAR, INC.
By:	/s/ Joseph J. Sarret
Name: Joseph J. Sarret
Title: Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

Annex B-23

K&V INVESTMENT TWO, LLC:
	By:	/s/ Vijay Patel
	Name:	Vijay Patel
	Title:	Manager
Tax ID No.: [* * *]
Address for Notice:
[* * *]

Telephone No.: [* * *]
Facsimile No.:
E-mail Address: [* * *]
Attention:
Delivery Instructions:
(if different than above)
c/o
Street:
City/State/Zip:
Attention:
Telephone No.:

[Signature Page to Stock Purchase Agreement]

Annex B-24

Annex A: Schedule of Purchaser Commitments

EXHIBITS:

A:          Form of Registration Rights Agreement

B-1:       Initial Closing Stock Certificate Questionnaire

B-2:       Second Closing Stock Certificate Questionnaire

C:          Merger Agreement

Annex B-25

Annex A

SCHEDULE OF PURCHASER COMMITMENTS

Purchaser	Initial Number of Shares Purchased (Initial Closing Shares)	Initial Subscription Amount	Second Number of Shares Purchased (Second Closing Shares)	Second Subscription Amount
K&V Investment Two, LLC	7,500,000 (subject to adjustment pursuant to Section 7.18)	$15,000,000	7,500,000 (subject to adjustment pursuant to Section 7.18)	$15,000,000

Annex B-26

EXHIBIT A

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit 10.2

Annex B-27

Exhibit B-1

INITIAL CLOSING STOCK CERTIFICATE QUESTIONNAIRE

Pursuant to Section 2.3(b)(iv) of the Agreement, please provide us with the following information:

1.           The exact name that the Shares are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

2.           The relationship between the Purchaser of the Shares and the Registered Holder listed in response to Item 1 above:

3.           The mailing address, telephone and telecopy number of the Registered Holder listed in response to Item 1 above:

4.           The U.S. Tax Identification Number (or, if an individual, the U.S. Social Security Number) of the Registered Holder listed in response to Item 1 above:

Annex B-28

Exhibit B-2

SECOND CLOSING STOCK CERTIFICATE QUESTIONNAIRE

Pursuant to Section 2.3(d)(iii) of the Agreement, please provide us with the following information:

1.           The exact name that the Shares are to be registered in (this is the name that will appear on the stock certificate(s)). You may use a nominee name if appropriate:

2.           The relationship between the Purchaser of the Shares and the Registered Holder listed in response to Item 1 above:

3.           The mailing address, telephone and telecopy number of the Registered Holder listed in response to Item 1 above:

4.           The U.S. Tax Identification Number (or, if an individual, the U.S. Social Security Number) of the Registered Holder listed in response to Item 1 above:

Annex B-29

Exhibit C

MERGER AGREEMENT

Exhibit 2.1

Annex B-30

Annex C

FORM OF COMPANY SUPPORT AGREEMENT

MORPHOGENESIS, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of May 22, 2023 (the “Effective Date”), is made by and among CohBar, Inc., a Delaware corporation (“Parent”), Morphogenesis, Inc., a Delaware corporation (the “Company”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of the Company.

WHEREAS, Parent, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares [and holds options or warrants to acquire the number of Shares]1 indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent, Merger Sub and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of the Company or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of the Company, Stockholder shall:

(a) appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b) from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the approval of the Merger Agreement and the transactions contemplated thereby and (ii) against any competing proposals. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the date and time that the Merger Agreement shall have been terminated pursuant to the terms thereof and (b) the Effective Time.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of the Company that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any options or warrants to acquire Shares or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

____________

1        Include if applicable to stockholder.

Annex C-1

4. Share Transfers. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to any options or warrants to acquire Shares held by Stockholder which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to the Company as payment for the (i) exercise price of Stockholder’s options or warrants and (ii) taxes applicable to the exercise of Stockholder’s options or warrants, (3) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof, and (4) transfers, sales or other dispositions as Parent may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Waiver of Appraisal Rights. Stockholder hereby agrees not to (a) assert, exercise or perfect, directly or indirectly, and irrevocably and unconditionally waives, any appraisal rights (including under Section 262 of the DGCL) with respect to the Merger and any rights to dissent with respect to the Merger (collectively, “Appraisal Rights”) or (b) commence or participate in any claim, derivative or otherwise, against the Company relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the transactions contemplated thereby, including any claim (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with this Agreement, the Merger Agreement or the transactions contemplated thereby.

6. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and the Company as follows:

(a) Stockholder has the legal capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b) this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c) Stockholder beneficially owns the number of Shares indicated opposite Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any Liens, and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d) to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any Contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any Law, statute, rule or regulation to which Stockholder is subject; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

Annex C-2

(e) the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

(f) no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of Stockholder; and

(g) as of the date of this Agreement, there is no Action pending or, to the knowledge of Stockholder, threatened against Stockholder that would reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

7.  Release of Claims.

(a) Subject to and upon the consummation of the Merger and the receipt of the Merger Consideration to which Stockholder is entitled, Stockholder, and, if Stockholder is a legal entity, together with the Stockholder’s officers, directors, stockholders, Subsidiaries and Affiliates, and each of their respective heirs, Representatives, successors and assigns (such persons, the “Releasors”), hereby fully and unconditionally (subject to the receipt of the amounts specified in this paragraph) releases, acquits and forever discharges, to the fullest extent permitted by law, each of Parent, Merger Sub, the Company, each of their Subsidiaries and Affiliates and their respective past, present or future officers, directors, employees, counsel and agents, and the stockholders of the Company prior to Closing (such persons, the “Releasees”), from and against any and all liabilities, actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, asserted or unasserted, suspected or unsuspected, absolute or contingent, unmatured or inchoate, both at law and in equity, which Stockholder or any of the Releasors ever had, now has or may hereafter have against any of the Releasees, on or by reason of any matter, cause or thing whatsoever that arose prior to the Closing; provided, however, that nothing herein shall be deemed to release (a) any right of Stockholder expressly set forth in the Merger Agreement, including the right to receive the Merger Consideration to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof, (b) any liabilities of a Releasee in connection with any future transactions between the parties that are not related to the Merger Agreement or the transactions contemplated thereby and (c) any employment compensation or benefits matter affecting any Releasor in his or her capacity as a director, manager, officer or employee of the Company, its Affiliates or its Subsidiaries.

(b) Stockholder represents that as to each and every claim released hereunder, Stockholder has received the advice of legal counsel with regard to the releases contained herein, and having been so advised, specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY

(c) Stockholder represents and acknowledges that he, she, or it has read this release and understands its terms and has been given an opportunity to ask questions of the Company’s representatives. Stockholder further represents that in signing this release he, she or it does not rely, and has not relied, on any representation or statement not set forth in this release made by any representative of the Company or anyone else with regard to the subject matter, basis or effect of this release or otherwise.

8. Irrevocable Proxy. By execution of this Agreement, Stockholder does hereby appoint Parent and any of its designees with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign Stockholder’s name (solely in its capacity as a stockholder) to any stockholder consent, if Stockholder is unable to perform or otherwise does not perform his or her obligations

Annex C-3

under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of Stockholder and the obligations of Stockholder shall be binding on Stockholder’s heirs, personal representatives, successors, transferees and assigns. Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

9. No Litigation. Stockholder hereby agrees not to commence, maintain or participate in, or facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, suit, proceeding or cause of action, in law or in equity, in any court or before any Governmental Entity (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger), (b) alleging a breach of any fiduciary duty of any Person in connection with the Merger Agreement or the transactions contemplated thereby, (c) seeking Appraisal Rights in connection with the Merger or (d) otherwise relating to the Merger Agreement, this Agreement or the Merger or other transactions contemplated by the Merger Agreement or this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit Stockholder from enforcing the Stockholder’s rights under this Agreement (including, for the avoidance of doubt, pursuant to Section 7) or Stockholder’s right to receive the Merger Consideration to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof.

10. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

11. Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Company (and/or holder of options or warrants to acquire Shares) and not in Stockholder’s capacity as a director, officer or employee of Company or its Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Company in the exercise of his or her fiduciary duties as a director and/or officer of Company or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Company or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and Parent does not have authority to exercise any power or authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

13. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach

Annex C-4

of this Agreement prior to termination hereof; provided, further, that if the termination of this Agreement is due to the occurrence of the Effective Time, Section 5, Section 7, Section 9, Section 15 and this Section 13 shall survive such termination.

14. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

15. Disclosure. Stockholder hereby agrees that Parent and the Company may publish and disclose in any registration statement, any prospectus filed with any regulatory authority in connection with the transactions contemplated by this Agreement and the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to any registration statement or prospectus or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated thereby, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated thereby, without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by Stockholder (or any affiliated officer or director of Stockholder) that would be permitted to be taken by Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

16. Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or if by e mail, upon written confirmation of receipt by e mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid to the Company or Parent, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to Stockholder at his or her address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

17. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

18. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by such party without the prior written consent of the other parties shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

19. Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of Company who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other stockholder of the Company. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Annex C-5

20. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

21. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

22. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the Certificate of Incorporation of the Company, the Merger Agreement and the transactions contemplated thereby, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

23. Entire Agreement. This Agreement (including the Schedules hereto) and the other agreements referred to in this Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

24. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

25. Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

26. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and Stockholder.

27. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.
Annex C-6

28. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

29. Construction. When a reference is made in this Agreement to a Section or Schedule such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Notwithstanding anything to the contrary, in no event shall the restrictions and obligations contemplated by this Agreement apply to any shares of capital stock or other equity securities of the Company held or owned by or on behalf of any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership as of immediately prior to the execution and delivery of this Agreement; provided that Stockholder does not have any voting or dispositive power over the shares of capital stock or other equity securities of the Company held by such person.

[Remainder of Page has Intentionally Been Left Blank]

Annex C-7

EXECUTED as of the date first above written.

[STOCKHOLDER]
By:

[Signature Page to Morphogenesis Support Agreement]

Annex C-8

EXECUTED as of the date first above written.

COHBAR, INC.
By:
Name:
Title:
MORPHOGENESIS, INC.
By:
Name:
Title:

[Signature Page to Morphogenesis Support Agreement]

Annex C-9

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Company Common Stock	Shares of Company Preferred Stock	Options	Warrants

Annex C-10

Annex D

FORM OF PARENT SUPPORT AGREEMENT

COHBAR, INC.

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”), dated as of May 22, 2023 (the “Effective Date”), is made by and among CohBar, Inc., a Delaware corporation (“Parent”), Morphogenesis, Inc., a Delaware corporation (the “Company”), and the undersigned holder (“Stockholder”) of shares of capital stock (the “Shares”) of Parent.

WHEREAS, Parent, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company have entered into an Agreement and Plan of Merger, dated as of the date hereof (as such agreement may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, Stockholder beneficially owns and has sole or shared voting power with respect to the number of Shares and/or holds options and/or warrants to acquire the number of Shares indicated opposite Stockholder’s name on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Parent, Merger Sub and the Company to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Parent, Merger Sub and the Company’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Stockholder, Parent and the Company agree as follows:

1. Agreement to Vote Shares. Stockholder agrees that, prior to the Expiration Date (as defined in Section 2 below), at any meeting of the stockholders of Parent or any adjournment or postponement thereof, or in connection with any written consent of the stockholders of Parent, Stockholder shall:

(a)     appear at such meeting or otherwise cause the Shares and any New Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum;

(b)     from and after the date hereof until the Expiration Date, vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering all of the Shares and any New Shares that Stockholder shall be entitled to so vote: (i) in favor of the Parent Stockholder Matters and (ii) against any competing proposals. Stockholder shall not take or commit or agree to take any action inconsistent with the foregoing.

2. Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the date and time that the Merger Agreement shall have been terminated pursuant to the terms thereof and (b) the Effective Time.

3. Additional Purchases. Stockholder agrees that any shares of capital stock or other equity securities of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires sole or shared voting power (including any proxy) after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any options or warrants to acquire Shares or otherwise, including, without limitation, by gift, succession, in the event of a stock split or as a dividend or distribution of any Shares (“New Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Shares.

Annex D-1

4. Share Transfers. From and after the date hereof until the Expiration Date, Stockholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens) any Shares or any New Shares acquired, (b) deposit any Shares or New Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Shares or New Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any Contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Shares or New Shares, or (d) take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling Stockholder from performing Stockholder’s obligations under this Agreement. Notwithstanding the foregoing, Stockholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to any options or warrants to acquire Shares held by Stockholder which expire on or prior to the Expiration Date, transfers, sale, or other disposition of Shares to Parent as payment for the (i) exercise price of Stockholder’s options or warrants and (ii) taxes applicable to the exercise of Stockholder’s options or warrants, (3) transfers to another holder of the capital stock of Parent that has signed a voting agreement in substantially the form hereof, and (4) transfers, sales or other dispositions as the Company may otherwise agree in writing in its sole discretion. If any voluntary or involuntary transfer of any Shares covered hereby shall occur, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Stockholder and has not executed a counterpart hereof or joinder hereto.

5. Representations and Warranties of Stockholder. Stockholder hereby represents and warrants to Parent and the Company as follows:

(a)     Stockholder has the legal capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby;

(b)    this Agreement has been duly executed and delivered by or on behalf of Stockholder and, to Stockholder’s knowledge and assuming this Agreement constitutes a valid and binding agreement of the Company and Parent, constitutes a valid and binding agreement with respect to Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally;

(c)     Stockholder beneficially owns the number of Shares indicated opposite Stockholder’s name on Schedule 1, and will own any New Shares, free and clear of any Liens, and has sole or shared, and otherwise unrestricted, voting power with respect to such Shares or New Shares and none of the Shares or New Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Shares or the New Shares, except as contemplated by this Agreement;

(d)    to the knowledge of Stockholder, the execution and delivery of this Agreement by Stockholder does not, and the performance by Stockholder of his or her obligations hereunder and the compliance by Stockholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Shares or New Shares pursuant to, any Contract or other obligation or any order, arbitration award, judgment or decree to which Stockholder is a party or by which Stockholder is bound, or any Law, statute, rule or regulation to which Stockholder is subject; except for any of the foregoing as would not reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

(e)     the execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or regulatory authority by Stockholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect;

Annex D-2

(f)     no investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or the Company in respect of this Agreement based upon any Contract made by or on behalf of Stockholder; and

(g)    as of the date of this Agreement, there is no Action pending or, to the knowledge of Stockholder, threatened against Stockholder that would reasonably be expected to prevent or delay the performance by Stockholder of his or her obligations under this Agreement in any material respect.

6. Irrevocable Proxy. By execution of this Agreement, Stockholder does hereby appoint the Company and any of its designees with full power of substitution and resubstitution, as Stockholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of Stockholder’s rights with respect to the Shares, to vote and exercise all voting and related rights, including the right to sign Stockholder’s name (solely in its capacity as a stockholder) to any stockholder consent, if Stockholder is unable to perform or otherwise does not perform his or her obligations under this Agreement, with respect to such Shares solely with respect to the matters set forth in Section 1 hereof. Stockholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date, hereby revokes any proxy previously granted by Stockholder with respect to the Shares and represents that none of such previously-granted proxies are irrevocable. The irrevocable proxy and power of attorney granted herein shall survive the death or incapacity of Stockholder and the obligations of Stockholder shall be binding on Stockholder’s heirs, personal representatives, successors, transferees and assigns. Stockholder hereby agrees not to grant any subsequent powers of attorney or proxies with respect to any Shares with respect to the matters set forth in Section 1 until after the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date.

7. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

8. Directors and Officers. This Agreement shall apply to Stockholder solely in Stockholder’s capacity as a stockholder of Parent (and/or holder of options or warrants to acquire Shares) and not in Stockholder’s capacity as a director, officer or employee of Parent or its Subsidiaries or in Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Stockholder to attempt to) limit or restrict a director and/or officer of Parent in the exercise of his or her fiduciary duties as a director and/or officer of Parent or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Parent or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

9. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Stockholder, and the Company does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Parent or exercise any power or authority to direct Stockholder in the voting of any of the Shares, except as otherwise provided herein.

10. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, nothing set forth in this Section 10 or elsewhere in this Agreement shall relieve any party from liability for any fraud or for any willful and material breach of this Agreement prior to termination hereof.

Annex D-3

11. Further Assurances. Stockholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and the Merger Agreement.

12. Disclosure. Stockholder hereby agrees that Parent and the Company may publish and disclose in any registration statement, any prospectus filed with any regulatory authority in connection with the transactions contemplated by this Agreement and the Merger Agreement and any related documents filed with such regulatory authority and as otherwise required by Law, Stockholder’s identity and ownership of Shares and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to any registration statement or prospectus or in any other filing made by Parent or the Company as required by Law or the terms of the Merger Agreement, including with the SEC or other regulatory authority, relating to the transactions contemplated thereby, all subject to prior review and an opportunity to comment by Stockholder’s counsel. Stockholder shall not, and shall use its reasonable best efforts to cause its representatives not to, directly or indirectly, make any press release, public announcement or other public communication that criticizes or disparages this Agreement or the Merger Agreement or any of the transactions contemplated thereby, without the prior written consent of Parent and the Company, provided that the foregoing shall not limit or affect any actions taken by Stockholder (or any affiliated officer or director of Stockholder) that would be permitted to be taken by Stockholder, Parent or the Company pursuant to the Merger Agreement; provided, further, that the foregoing shall not affect any actions of Stockholder the prohibition of which would be prohibited under applicable Law.

13. Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or if by e mail, upon written confirmation of receipt by e mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid to the Company or Parent, as the case may be, in accordance with Section 9.4 of the Merger Agreement and to Stockholder at his or her address or email address (providing confirmation of transmission) set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

14. Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

15. Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a party’s rights, interests or obligations hereunder may be assigned or delegated, in whole or in part, by operation of law or otherwise, by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights, interests or obligations by such party without the prior written consent of the other parties shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16. Waivers. No waivers of any breach of this Agreement extended by the Company or Parent to Stockholder shall be construed as a waiver of any rights or remedies of the Company or Parent, as applicable, with respect to any other stockholder of Parent who has executed an agreement substantially in the form of this Agreement with respect to Shares held or subsequently held by such stockholder or with respect to any subsequent breach of Stockholder or any other stockholder of Parent. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Annex D-4

17. Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

18. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

19. No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the Certificate of Incorporation of Parent, the Merger Agreement and the transactions contemplated thereby, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

20. Entire Agreement. This Agreement (including the Schedules hereto) and the other agreements referred to in this Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

21. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

22. Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

23. Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment; provided, however, that the rights or obligations of any Stockholder may be waived, amended or otherwise modified in a writing signed by Parent, the Company and Stockholder.

24. Fees and Expenses. Except as otherwise specifically provided herein, the Merger Agreement or any other agreement contemplated by the Merger Agreement to which a party hereto is a party, each party hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Annex D-5

25. Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part or behalf of the parties. Each of the parties hereby acknowledges, represents and warrants that (a) it has read and fully understood this Agreement and the implications and consequences thereof; (b) it has been represented in the preparation, negotiation, and execution of this Agreement by legal counsel of its own choice, or it has made a voluntary and informed decision to decline to seek such counsel; and (c) it is fully aware of the legal and binding effect of this Agreement.

26. Construction. When a reference is made in this Agreement to a Section or Schedule such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. The headings contained in this Agreement or in any Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Notwithstanding anything to the contrary, in no event shall the restrictions and obligations contemplated by this Agreement apply to any shares of capital stock or other equity securities of Parent held or owned by or on behalf of any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership as of immediately prior to the execution and delivery of this Agreement; provided that Stockholder does not have any voting or dispositive power over the shares of capital stock or other equity securities of Parent held by such person.

[Remainder of Page has Intentionally Been Left Blank]

Annex D-6

EXECUTED as of the date first above written.

[STOCKHOLDER]
By:

[Signature Page to Support Agreement]

Annex D-7

EXECUTED as of the date first above written.

COHBAR, INC.
By:
Name:
Title:
MORPHOGENESIS, INC.
By:
Name:
Title:

[Signature Page to Support Agreement]

Annex D-8

SCHEDULE 1

Name, Address and Email Address of Stockholder	Shares of Parent Common Stock	Options	Warrants

Annex D-9

Annex E

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

May 22, 2023

CohBar, Inc.

1455 Adams Drive, Suite 1308

Menlo Park, California 94025

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that CohBar, Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger, dated as of May 22, 2023 (as the same may be amended from time to time, the “Merger Agreement”) with Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of Parent and Morphogenesis, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to each of the parties to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):

(i)     offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including, without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of an option or warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition;

(ii)    enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise; or

(iii)   make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement).

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:

(a)     transfers of the Undersigned’s Shares:

(i)     if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

Annex E-1

(ii)    if the undersigned is a corporation, partnership or other entity, (A) to another corporation, partnership, or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned, (B) as a distribution or dividend to equity holders, current or former general or limited partners, members or managers (or to the estates of any of the foregoing), as applicable, of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or (D) transfers or dispositions not involving a change in beneficial ownership; or

(iii)   if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b)    the exercise of an option to purchase shares of Parent Common Stock (including a net or cashless exercise of an option to purchase shares of Parent Common Stock), and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)     the disposition (including a forfeiture or repurchase) to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement;

(d)    transfers to Parent in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e)     the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;

(f)     transfers by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market or in a public offering by Parent, in each case following the Effective Time;

(g)    pursuant to a bona-fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement; or

(h)    pursuant to an order of a court or regulatory agency;

and provided, further, that, with respect to each of clauses (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or disposition during the Restricted Period (other than (i) any exit filings or public announcements that may be required under applicable federal and state securities Laws or (ii) in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Parent Common Stock or in connection with the net settlement of any restricted stock unit or other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Parent prior to any such filing). Notwithstanding anything to the contrary, in no event shall the restrictions and obligations contemplated by this Lock-Up Agreement apply to any shares of capital stock or other equity securities of Parent held or owned by or on behalf of any Family Member as of immediately prior to the execution and delivery of this Lock-Up Agreement; provided that the undersigned does not have any voting or dispositive power over the shares of capital stock or other equity securities of Parent held by such Family Member.

Annex E-2

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent and the Company are proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent or the Company will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity, and the exercise by Parent or the Company of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent and/or the Company in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent and the Company shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent or the Company is entitled at Law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent or the Company with respect thereto.

In the event that any holder of Parent’s securities that are subject to a substantially similar agreement entered into by such holder, other than the undersigned, is permitted by Parent to sell or otherwise transfer or dispose of shares of Parent Common Stock for value other than as permitted by this or a substantially similar agreement entered into by such holder, the same percentage of shares of Parent Common Stock held by the undersigned shall be immediately and fully released on the same terms from any remaining restrictions set forth herein (the “Pro-Rata Release”); provided, however, that such Pro-Rata Release shall not be applied unless and until permission has been granted by Parent to an equity holder or equity holders to sell or otherwise transfer or dispose of all or a portion of such equity holders shares of Parent Common Stock in an aggregate amount in excess of 1% of the number of shares of Parent Common Stock originally subject to a substantially similar agreement.

Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will cooperate with the undersigned to facilitate the timely preparation and delivery of certificates representing the Undersigned Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the Laws of the state of Delaware, without regard to the conflict of Laws principles thereof.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent, the Company and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

Annex E-3

Very truly yours,
Print Name of Stockholder:
Signature (for individuals):

Signature (for entities):
By:
Name:
Title:
Accepted and Agreed by COHBAR, INC.:
By:
Name:
Title:
Accepted and Agreed by MORPHOGENESIS, INC.:
By:
Name:
Title:

[Signature Page to Lock-up Agreement]

Annex E-4

Annex F

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2023, is entered into by and among CohBar, Inc., a Delaware corporation (“Public Company”), and [•], as initial Rights Agent (as defined herein).

RECITALS

WHEREAS, Public Company, Chimera MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of Public Company (“Merger Sub”) and Morphogenesis, Inc., a Delaware corporation (“Merger Partner”), have entered into an Agreement and Plan of Merger, dated May 22, 2023 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into Merger Partner (the “Merger”), with Merger Partner surviving the Merger as a wholly owned subsidiary of Public Company (the “Surviving Corporation”);

WHEREAS, Public Company has agreed to provide to the Holders (as defined herein), who shall initially be Persons who are stockholders of Public Company and holders of certain warrants to acquire shares of Public Company Common Stock, in each case, as of immediately prior to the Effective Time, contingent value rights as hereinafter described, by way of a dividend or distribution consistent with the Merger Agreement; and

WHEREAS, the parties have done all things necessary to make the contingent value rights, when issued hereunder, the valid obligations of Public Company and to make this Agreement a valid and binding agreement of Public Company, in accordance with its terms.

NOW, THEREFORE, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:

ARTICLE 1
DEFINITIONS

Section 1.1 Definitions.

Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement. The following terms have the meanings ascribed to them as follows:

“Acting Holders” means, at the time of determination, Holders of at least 25% of the outstanding CVRs as set forth on the CVR Register.

“Assignee” has the meaning set forth in Section 7.5.

“Calendar Quarter” means the successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30, or December 31, in each case, during the CVR Period.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“CVR” means a contingent contractual right of Holders to receive CVR Payments pursuant to this Agreement.

“CVR Payment” means the CVR Proceeds for a given payment.

“CVR Period” means the period beginning immediately following the Effective Time and ending on the third anniversary of the Closing Date.

“CVR Proceeds” means the amount of Gross Proceeds received by Public Company less the Permitted Deductions, all as calculated, to the extent in accordance with GAAP using the policies, methodologies, processes and procedures used to prepare Public Company’s then most recent year-end financial statements. For the avoidance of doubt, to the extent Permitted Deductions exceed Gross Proceeds for any period in which payments are to be made pursuant to Section 2.4, any excess Permitted Deductions shall be applied against Gross Proceeds with respect to any subsequent payment to be made pursuant to Section 2.4.

Annex F-1

“CVR Register” has the meaning set forth in Section 2.3(b).

“Gross Proceeds” means (a) 100% of any cash payment actually paid to Public Company during the CVR Period pursuant to any Legacy Asset Disposition Agreement entered into within six (6) months following the Closing Date or (b) 80% of any cash payment actually paid to Public Company during the CVR Period pursuant to any Legacy Asset Disposition Agreement entered into following the six (6) month anniversary of the Closing Date and prior to the expiration of the CVR Period.

“Holder” means, at the relevant time, a Person in whose name CVRs are registered in the CVR Register.

“Legacy Asset Disposition Agreement” means any definitive agreement entered into by Public Company pursuant to which Public Company may sell, assign, license, or otherwise dispose of, in one or more transactions, some or all of its Legacy Assets.

“Legacy Assets” means the tangible and intangible assets primarily used in or primarily related to the development and optimization of novel therapeutics that are analogs of mitochondrial derived peptides, including without limitation the Company’s CB4211 candidate and CB5138 Analogs.

“Loss” has the meaning set forth in Section 3.2(f).

“Majority of Holders” means, at any time, the registered Holder or Holders of more than 50% of the total number of CVRs registered at such time, as set forth on the CVR Register.

“Notice” has the meaning set forth in Section 7.1.

“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Public Company, in their respective official capacities.

“Olsson Agreement” means that certain Advisory Agreement dated as of February 22, 2023 by and between Public Company and Lennart Olsson.

“Permitted Deductions” means the sum of the following, without duplication:

(a) any applicable Taxes (including any applicable value added or sales taxes) attributable to the distribution of the CVRs pursuant to this Agreement or imposed on the Gross Proceeds and payable by Public Company or any of its Affiliates and any income or other Taxes payable by Public Company or any of its Affiliates that would not have been incurred by Public Company or its Affiliates for the taxable year of receipt or accrual of the Gross Proceeds but for the Gross Proceeds having been received or accrued by Public Company or its Affiliates; provided that, for purposes of calculating income Taxes incurred by Public Company and its Affiliates with respect to Gross Proceeds, any such income Taxes shall be computed: (i) after taking into account any net operating loss carryforwards or other Tax attributes (including Tax credits) actually available to Public Company or its Affiliates (owned prior to the Merger) (and not, for the avoidance of doubt, the Surviving Corporation) as of the Closing Date, (A) to the maximum extent permitted by law to offset such Gross Proceeds after taking into account any limits on the usability of such attributes, including under Section 382 or other applicable provisions of the Code or similar state, local, or other Tax laws, and (B) as reasonably determined by a nationally recognized tax advisor, and (ii) assuming for this purpose that the only items of gross income of Public Company and its Affiliates after the Closing Date are the Gross Proceeds (and that the Gross Proceeds are includable in the income of Public Company or any of its Affiliates no later than the taxable year that includes the corresponding CVR Payment and taxable at the highest U.S. federal, state, local or other income Tax rate applicable to the Public Company and its Affiliates for such year);

(b) any Loss (as defined below) incurred, suffered, sustained, or paid by Public Company or any of its Affiliates arising out of, related to, or in connection with this Agreement, (other than as a result of Public Company’s failure to comply with the terms of this Agreement or as a result of Public Company’s negligence or willful misconduct with respect to the performance of this Agreement, occurring after the Effective Time), any Legacy Asset Disposition Agreement or any of the transactions contemplated thereby which, for the avoidance of doubt, shall include any Loss related to or arising out of any contract or agreement entered into by Public Company with any third party acting in a consultant, broker or similar capacity relating to or involving the disposition of the Legacy Assets, pursuant to which Public Company is required to make a payment to such third party as a result of entering into a Legacy Asset Disposition Agreement or the receipt of Gross Proceeds, including (i) in respect of its performance of this Agreement or any Legacy Asset Disposition Agreement, and (ii) any indemnification obligations set forth in any Legacy Asset Disposition Agreement; and

Annex F-2

(c) any amounts owed or payable to Lennart Olsson pursuant to the Olsson Agreement.

“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy; (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (iii) made pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (iv) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (v) made by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (vi) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case as permitted by The Depository Trust Company; (vii) to Public Company or its Affiliates; or (viii) as provided in Section 2.7.

“Person” shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association or organization, trust or other entity, and shall include any successor (by merger or otherwise) of any such Person.

“Public Company Common Stock” means common stock, par value $0.001 per share, of Public Company.

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

ARTICLE 2
CONTINGENT VALUE RIGHTS

Section 2.1 Holders of CVRs; Appointment of Rights Agent.

(a) The CVRs shall be issued and distributed by Public Company in the form of a dividend, in connection with the transactions contemplated by the Merger Agreement, to the Persons who, as of immediately prior to the Effective Time, are stockholders of Public Company or are holders of certain warrants to acquire shares of Public Company Common Stock (the “Initial CVR Distibutees”). The CVRs shall be issued and distributed to the Initial CVR Distributees on the third Business Day after the Effective Time; provided, that Public Company shall issue and make additional distributions of CVRs to the holders, as of immediately prior to the Effective Time, of certain warrants to purchase Public Company Common Stock from time to time to the extent such warrant holders become entitled to such distributions in accordance with the terms of such warrants.

(b) Public Company hereby appoints the Rights Agent to act as rights agent for Public Company in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.

(c) Public Company may, in its reasonable discretion, hold back (and/or subsequently pay) any portion of any CVR Payment that would otherwise be payable hereunder to the extent necessary to comply with its obligations to any holder of warrants to acquire Public Company Common Stock pursuant to the terms of any such warrants outstanding as of the date hereof.

Section 2.2 Non-transferable.

A Holder may not at any time Transfer CVRs, other than pursuant to a Permitted Transfer. Any attempted Transfer that is not a Permitted Transfer, in whole or in part, will be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Annex F-3

Section 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) Holders’ rights and obligations in respect of CVRs derive solely from this Agreement; CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will maintain an up-to-date register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for the Rights Agent representing all of the CVRs provided to the Holders.

(c) Subject to the restriction on transferability set forth in Section 2.2, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of Transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the Transfer instrument is in proper form and the Transfer is a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement, register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Public Company, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. No transfer of CVRs shall be valid until registered in the CVR Register and any transfer not duly registered in the CVR Register shall be void. Public Company shall not be responsible for any costs and expenses related to any transfer or assignment of the CVRs (including the cost of any transfer tax).

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register.

Section 2.4 Payment Procedures.

(a) No later than forty-five (45) days following (i) in the case of Gross Proceeds actually received by the Public Company during the CVR Period, any Calendar Quarter in which Gross Proceeds are actually received by the Public Company and (ii) in the case of Gross Proceeds received after the expiration of the CVR Period, but pursuant to a Legacy Asset Disposition Agreement entered into during the CVR Period, the receipt of such Gross Proceeds received after the expiration of the CVR Period, Public Company shall (i) deliver to the Rights Agent, a certificate certifying to and specifying in reasonable detail the aggregate amount of (A) the Gross Proceeds received by Public Company or its Affiliates during such period, as the case may be; (B) the CVR Proceeds for such period, including the Permitted Deductions reflected in such CVR Proceeds; and (C) the CVR Payment payable to Holders, if any, in respect of such CVR Proceeds, and (ii) deliver to the Rights Agent, or as the Rights Agent directs, the aggregate CVR Payment (if any) by wire transfer of immediately available funds to an account designated by the Rights Agent. Upon receipt of the wire transfer referred to in the foregoing sentence, the Rights Agent shall promptly (and in any event, within ten (10) Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount equal to the product determined by multiplying (i) the quotient determined by dividing (A) the applicable CVR Payment by (B) the total number of CVRs registered in the CVR Register at such time, by (ii) the number of CVRs registered to such Holder in the CVR Register at such time. For the avoidance of doubt, Public Company shall have no further liability in respect of the relevant CVR Payment (or the applicable Gross Proceeds or CVR Proceeds) upon delivery of such CVR Payment in accordance with this Section 2.4(a) and the satisfaction of each of Public Company’s obligations set forth in this Section 2.4(a).

(b)  For U.S. federal income and other applicable Tax purposes, the parties hereto agree to treat (i) the issuance of the CVRs as a distribution of property (and not debt or equity of Public Company) by Public Company to the stockholders of Public Company governed by Section 301 of the Code and (ii) the amount of any CVR Payment as a contractual payment pursuant to the rights afforded by this Agreement to the Holder and not as a distribution by the Public Company in respect of Public Company stock (collectively, the “Intended Tax Treatment”). Consistent with the Intended Tax Treatment, Public Company will send, or cause to be sent, IRS

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Forms 1099-DIV to all Holders notifying them of the portion of the CVR value that is a nondividend distribution (or a dividend to the extent of Public Company’s current or accumulated earnings and profits) for U.S. federal income Tax purposes. The parties hereto will not take any position contrary to the Intended Tax Treatment on any Tax Return or for other Tax purposes, except as may be required by a change in applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code, in each case, after the date hereof. Public Company will independently retain and pay for the services of a third-party valuation firm to determine the fair market value of the CVRs and Public Company will utilize such fair market value for purposes of all Tax reporting (including on IRS Forms 1099-DIV) with respect to the CVRs.

(c) Public Company and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any CVR Payment otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made. The Rights Agent shall solicit from each Holder an IRS Form W-9 or applicable IRS Form W-8, as applicable, at such time or times as is necessary to permit any payment under this Agreement to be made without U.S. federal backup withholding. The Rights Agent will use commercially reasonable efforts, to the extent reasonably practicable, to provide notice to the Holder of any potential Tax deduction or withholding (other than backup withholding) and a reasonable opportunity for the Holder to provide any necessary Tax forms, including an IRS Form W-9 or appropriate IRS Form W-8, as applicable, in order to reduce such withholding amounts; provided that the time period for payment of a CVR Payment by the Rights Agent set forth in Section 2.4(a) will be extended by a period equal to any delay caused by the Holder providing such forms, provided, further, that in no event shall such period be extended for more than ten (10) Business Days, unless otherwise requested by the Holder for the purpose of delivering such forms and agreed to by the Rights Agent. For the avoidance of doubt, in the event that notice has been provided to an applicable Holder pursuant to this Section 2.4(c), no further notice shall be required to be given for any future withholding.

(d) Any portion of a CVR Payment that remains undistributed to the Holders at such time as such portion could be properly delivered to a public official pursuant to applicable abandoned property, escheat, or similar applicable Law (including by means of invalid addresses on the CVR Register) will be delivered by the Rights Agent to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent), who shall be permitted to permanently retain such amounts and each of the applicable Holders will thereafter irrevocably forfeit any rights to such amounts.

Section 2.5 Catch-Up Dividends.

(a) Each Holder shall be entitled to a Catch-Up Dividend as and when made in accordance with the Merger Agreement.

Section 2.6 No Voting, Dividends or Interest.

(a) CVRs will not have any voting or, except for any Catch-Up Dividend, dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in Public Company or any of its Affiliates (including in the Surviving Corporation). The sole right of the Holders to receive property hereunder is the right to receive CVR Payments and/or any Catch-Up Dividend, if any, in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Public Company or any of its Subsidiaries or of the Surviving Corporation.

(c) The CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Public Company’s control, and there is no assurance that Holders will receive any payments or dividends under this Agreement or in connection with the CVRs. It is highly possible that there will not be any Gross Proceeds that may be the subject of a CVR Payment or any Catch-Up Dividend. Neither Public Company nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. It is acknowledged and agreed that this Section 2.6(c) is an essential and material term of this Agreement.

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Section 2.7 Ability to Abandon CVR.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Public Company or a person nominated in writing by Public Company (with written notice thereof from Public Company to the Rights Agent) without consideration or compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Public Company of such transfer and cancellation. Nothing in this Agreement is intended to prohibit Public Company or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.

Section 2.8 No Obligations of Public Company.

Notwithstanding anything herein to the contrary, and for the avoidance of doubt, (A) Public Company and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), and subject to its compliance with the terms of this Agreement, Public Company and its Affiliates may exercise or refrain from exercising such power and right as it may deem appropriate and in the best overall interests of Public Company and its Affiliates and its and their stockholders, rather than the interest of the Holders (except that Public Company shall use commercially reasonable efforts to collect amounts actually due and payable under any Legacy Asset Disposition Agreement), (B) none of Public Company or any of its Affiliates shall have any obligation to own, operate, use, sell, transfer, convey, license, develop, commercialize or otherwise exploit in any particular manner any of their business or operations (or any of their assets or products) or to negotiate or enter into any agreement, including any Legacy Asset Disposition Agreement, including in order to obtain, maximize or expedite the receipt of any Gross Proceeds or minimize Permitted Deductions, and (C) none of Public Company or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or similar duty to any Holder in respect of the CVRs.

ARTICLE 3
THE RIGHTS AGENT

Section 3.1 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the fraud, willful misconduct, bad faith, intentional breach, or gross negligence of the Rights Agent or any of its Affiliates or its or their respective directors, officers, employees, agents, advisors, or other representatives (collectively, “Rights Agent Persons”) (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees paid by Public Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action, except in the case of fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(b) The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company or the Surviving Corporation. The Rights Agent may (but shall not be required to) enforce all rights of action under this Agreement and any related claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent may be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.

Section 3.2 Certain Rights of Rights Agent.

(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.

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(b) The Rights Agent may rely and will be protected by Public Company in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it in the absence of bad faith to be genuine and to have been signed or presented by or on behalf of Public Company.

(c) The Rights Agent may engage and consult with nationally recognized counsel of its selection, and the reasonable and good faith advice or opinion of such counsel will, in the absence of fraud, willful misconduct, bad faith, intentional breach, or gross negligence (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction) on the part of any Rights Agent Person, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.

(d) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.

(e) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.

(f) Public Company agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any claim, loss, liability, damage, deficiency, Tax, judgment, award, settlement, fine, penalty, interest, fee, cost, or expense, including fees, costs, or expenses of attorneys, accountants, financial advisors, brokers, finders, consultants, and other professionals (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of, related to, or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of, related to, or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from any fraud, willful misconduct, bad faith, intentional breach, or gross negligence of any Rights Agent Person.

(g) In addition to the indemnification provided under Section 3.2(f), Public Company agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Public Company on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses and other disbursements incurred in the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder, including all Taxes (other than income, receipt, franchise or similar Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Public Company will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent for the fees of counsel in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.4(a), Section 2.4(b) or Section 3.2(f), if Public Company is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.

(h) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

(i) The Rights Agent will not be deemed to have knowledge of any event of which it was supposed to receive notice hereunder but has not received written notice of such event, and the Rights Agent will not incur any liability for failing to take action in connection therewith, in each case, unless and until it has received such notice in writing.

(j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Public Company or the Surviving Corporation resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

(k) Public Company shall perform, acknowledge and deliver or cause to be performed, acknowledged and delivered all such further and other acts, documents, instruments and assurances as may be reasonably required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

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(l) Without limiting the usage of terms defined in this Agreement or in the Merger Agreement, the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Public Company only.

(m) The Rights Agent shall act hereunder solely as agent for Public Company and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Public Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Public Company.

(n) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any Law or any interpretation of the same even though such Law may thereafter have been altered, changed, amended or repealed.

(o) The Rights Agent shall not be liable or responsible for any failure of Public Company to comply with any of its obligations relating to any registration statement filed with the SEC or this Agreement, including without limitation obligations under applicable Law.

(p) The obligations of Public Company and the rights of the Rights Agent under this Section 3.2, Section 3.1 and Section 2.4 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.

Section 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by written notice to Public Company. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(b) Public Company will have the right to remove the Rights Agent at any time by written notice to the Rights Agent. Any such removal notice shall specify the date on which such removal will take effect (which shall be at least thirty (30) days following the date that such removal notice is delivered), and such removal will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.

(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Public Company will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Public Company fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.

(d) Public Company will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 7.2. Each notice will include the name and address of the successor Rights Agent. If Public Company fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Public Company.

(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Public Company will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.

(f) The Rights Agent will reasonably cooperate with Public Company and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.

Annex F-8

Section 3.4 Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Public Company and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Public Company or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.

ARTICLE 4
COVENANTS

Section 4.1 List of Holders.

Public Company will furnish or cause to be furnished to the Rights Agent, in such form as Public Company receives from Public Company’s transfer agent (or other agent performing similar services for Public Company), the names and addresses of the initial Holders within fifteen (15) Business Days following the Closing Date.

Section 4.2 Books and Records.

Until the termination of this Agreement, Public Company shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to support the applicable CVR Payments payable hereunder (including the calculation of the Permitted Deductions) in accordance with the terms specified in this Agreement.

Section 4.3 Audits.

Subject to reasonable advance written notice from the Acting Holders and prior execution and delivery by Public Company and an independent accounting firm of national reputation chosen by the Acting Holders (the “Accountant”) of a reasonable and customary confidentiality/nonuse agreement, which confidentiality/nonuse agreement shall not prohibit the Acting Holders from communicating any such information with the Holders who have a need to know such information, provided that any such recipients are subject to confidentiality obligations with respect thereto, Public Company shall permit the Acting Holders and the Accountant, acting as agent of the Acting Holders, to have access during normal business hours to the books and records of Public Company as may be reasonably necessary to audit the calculation of any CVR Payment and the Permitted Deductions. Notwithstanding anything in this Agreement to the contrary, in no event shall Public Company be required to provide any Tax returns or any other Tax information it deems confidential to the Acting Holders or any other party pursuant to this Agreement.

ARTICLE 5
AMENDMENTS

Section 5.1 Amendments Without Consent of Holders or Rights Agent.

(a) Public Company, at any time and from time to time, may (without the consent of any Person, other than the Rights Agent, with such consent not to be unreasonably withheld, conditioned or delayed) enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders,

(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;

(ii) subject to Section 6.1, to evidence the succession of another Person to Public Company and the assumption of any such successor of the covenants of Public Company outlined herein in a transaction contemplated by Section 6.1;

(iii) as Public Company may reasonably determine to be necessary or appropriate to ensure that CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;

Annex F-9

(iv) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company is not required to produce a prospectus or an admission document in order to comply with applicable Law;

(v) to cancel CVRs (i) in the event that any Holder has abandoned its rights in accordance with Section 2.7, or (ii) following a transfer of such CVRs to Public Company or its Affiliates in accordance with Section 2.2 or Section 2.3;

(vi) as Public Company may reasonably determine to be necessary or appropriate to ensure that Public Company complies with applicable Law; or

(vii) as Public Company may reasonably determine to facilitate the administration or performance of obligations under this Agreement and does not adversely affect the Holders.

(b) Promptly after the execution by Public Company of any amendment pursuant to this Section 5.1, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.2 Amendments with Consent of Holders.

(a) In addition to any amendments to this Agreement that may be made by Public Company without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Majority of Holders, Public Company and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders, unless such addition, elimination or amendment disproportionately adversely impacts the Holders relative to the Majority of Holders in which case such addition, elimination or amendment must be approved by a majority of the CVRs held by such disproportionately affected group of Holders.

(b) Promptly after the execution by Public Company and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Public Company will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 7.2.

Section 5.3 Effect of Amendments.

Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Public Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

ARTICLE 6
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 6.1 Public Company May Not Consolidate, Etc. Public Company shall not consolidate with or merge into any other Person or convey, transfer or lease all or substantially all of its properties and assets to any Person or transfer all or substantially all of its business to any Person, unless:

(i) the Person formed by such consolidation or into which Public Company is merged, the Person that acquires the properties and assets of Public Company substantially as an entirety or the Person that acquires by conveyance or transfer, or that leases, the Public Company substantially as an entirety (the “Surviving Person”) shall assume payment of amounts on all CVRs and the performance of every duty and covenant of this Agreement on the part of Public Company to be performed or observed; and

(ii) Public Company has delivered to the Rights Agent an Officer’s Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article 6 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Annex F-10

Section 6.2 Successor Substituted.

Upon any consolidation of or merger by Public Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 6.1, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Public Company under this Agreement with the same effect as if the Surviving Person had been named as Public Company herein.

ARTICLE 7
MISCELLANEOUS

Section 7.1 Notices to Rights Agent and to Public Company.

All notices, requests and other communications (each, a “Notice”) to any party hereunder shall be in writing. Such Notice shall be deemed given (a) on the date of delivery, if delivered in person, by Fedex or other internationally recognized overnight courier service or, (except with respect to any Person other than the Rights Agent), by e-mail (upon confirmation of receipt) prior to 5:00 p.m. in the time zone of the receiving party or on the next Business Day, if delivered after 5:00 p.m. in the time zone of the receiving party or (b) on the first Business Day following the date of dispatch, if delivered by FedEx or by other internationally recognized overnight courier service (upon proof of delivery), addressed as follows:

if to the Rights Agent, to:

[•]
Attention: [•]
Email: [•]

if to Public Company, to:

CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
Attention: James Bianco
Email: [* * *]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
555 Mission Street
San Francisco, CA 94105-0921
Attention:      Ryan A. Murr, Esq.
                Branden C. Berns, Esq.
Email:           rmurr@gibsondunn.com
                bberns@gibsondunn.com

Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, FL 33602
Attention:      Curt P. Creely, Esq.
                Garrett F. Bishop, Esq.
Email:           ccreely@foley.com
                gbishop@foley.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 7.2 Notice to Holders.

All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice,

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if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.

Section 7.3 Entire Agreement.

As between Public Company and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.

Section 7.4 Merger or Consolidation or Change of Name of Rights Agent.

Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 7.4.

Section 7.5 Successors and Assigns.

This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Public Company and the Rights Agent and their respective successors and assigns (the “Assignee”). Except for assignments pursuant to Section 7.4, the Rights Agent may not assign this Agreement without Public Company’s prior written consent. Public Company or an Assignee may not otherwise assign this Agreement without the prior consent of the Majority of Holders. Any attempted assignment of this Agreement in violation of this Section 7.5 will be void ab initio and of no effect.

Section 7.6 Benefits of Agreement; Action by Acting Holders.

Nothing in this Agreement, express or implied, will give to any Person (other than Public Company, the Rights Agent, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of Public Company, the Rights Agent, the Holders and their permitted successors and assigns. The Holders will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Majority of Holders and/or Acting Holders, in accordance with this agreement and as the case may be, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to this Agreement, and no individual Holder or other group of Holders will be entitled to exercise such rights.

Section 7.7 Governing Law.

This Agreement, the CVRs and all disputes or controversies arising out of or relating to this Agreement, the CVRs or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 7.8 Jurisdiction.

Each of the parties (and by accepting the CVRs, the Holders) irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the CVRs brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties (and by accepting the CVRs, the Holders) hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement, the CVRs and the transactions

Annex F-12

contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties (and by accepting the CVRs, the Holders) further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement, the CVRs or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement or the subject matter hereof, or the CVRs, may not be enforced in or by such courts.

Section 7.9 WAIVER OF JURY TRIAL.

EACH OF THE PARTIES TO THIS AGREEMENT (AND BY ACCEPTING THE CVRS, THE HOLDERS) HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CVRS OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

Section 7.10 Severability Clause.

In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided, however, that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Public Company.

Section 7.11 Counterparts; Effectiveness.

This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).

Section 7.12 Termination.

This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor, upon the later of (i) expiration the CVR Period and (ii) payment of the final CVR Payment payable with respect to Gross Proceeds received by Public Company pursuant to any Legacy Asset

Annex F-13

Disposition Agreement that is entered into during the CVR Period. The termination of this Agreement will not affect or limit the right of Holders to receive the CVR Payments under Section 2.4 to the extent earned prior to the termination of this Agreement, and the provisions applicable thereto will survive the expiration or termination of this Agreement.

Section 7.13 Force Majeure.

Notwithstanding anything to the contrary contained herein, none of the Rights Agent, Public Company or any of its Subsidiaries (except as it relates to the obligations of the Surviving Corporation under Article 3) will be liable for any delays or failures in performance resulting from acts beyond its reasonable control including acts of God, pandemics (including COVID-19), terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.

Section 7.14 Construction.

For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.

Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto and Public Company have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and Public Company and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.

All references herein to “$” are to United States Dollars.

[Remainder of Page Intentionally Left Blank]

Annex F-14

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed as of the day and year first above written.

CohBar, Inc.
By:
Name:
Title:
[AGENT]
By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Annex F-15

Annex G

Strictly Confidential

May 22, 2023

CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025
Attention: Joseph J. Sarret, M.D., J.D.
Chief Executive Officer and Director

Members of the Board of Directors:

We have been advised that CohBar, Inc., a Delaware corporation (“CohBar” or “Parent”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), by and among CohBar, Chimera MergeCo, Inc., a Delaware corporation and a wholly owned subsidiary of CohBar (“Merger Sub”), and Morphogenesis, Inc., a Delaware corporation (“Morphogenesis” or the “Company”). Upon the consummation of the Merger, Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation (the “Surviving Company”) following the merger (such transaction, the “Merger”). As a result of the Merger, Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, each share of Company Common Stock (other than any Excluded Shares or Dissenting Shares) will be converted into and become exchangeable for a number of shares of Parent Common Stock equal to the Exchange Ratio. We have assumed, with your consent, that the Parent Stockholder Approval will have been obtained and that the Stock Dividend will have occurred, in each case prior to the consummation of the Merger. Concurrently with the consummation of the Merger, it is anticipated that the Parent will close a Concurrent Investment for an aggregate purchase price of $15.0 million (the “PIPE Financing”) and the PIPE investor will have the option to invest an additional $15.0 million post-closing, which option will be exercisable at the deal value for a term of six months. We have been informed that the Parent Net Cash amount is expected to be, and we have assumed, with your consent, that it will be, approximately $5.0 million at Closing. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

Assuming that the Stock Dividend has occurred, the holders of Company Common Stock, Company Options and Company Warrants will in the aggregate hold approximately 83.9% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) immediately following the Merger and the Parent Stockholders will in the aggregate hold approximately 16.1% of the fully-diluted shares of Parent Common Stock (excluding certain Parent Options) immediately following the Merger, in each case, without accounting for the PIPE Financing.

We have, with your consent, relied upon the assumption that all information provided to us by CohBar and Morphogenesis is accurate and complete in all material respects. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We have assumed there were no material changes in the assets, liabilities, financial condition,

Annex G-1

results of operations, business or prospects of CohBar or Morphogenesis since the date of the last financial statements made available to us. We have not obtained any independent evaluations, valuations or appraisals of the assets or liabilities of CohBar or Morphogenesis, nor have we been furnished with such materials.

In addition, we have not evaluated the solvency or fair value of CohBar or Morphogenesis under any state or federal laws relating to bankruptcy, insolvency or similar matters.

Our Opinion does not address any legal, regulatory, tax or accounting matters related to the Merger, as to which we have assumed that CohBar and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness from a financial point of view of the Exchange Ratio as set forth in the Merger Agreement to the holders of Parent Common Stock.

We express no view as to any other aspect or implication of the Merger or any other agreement or arrangement entered into in connection with the Merger. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission (the “SEC”), the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

In your capacity as members of the Board of Directors of CohBar (the “Board of Directors”), you have requested our opinion (our “Opinion”) as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio as set forth in the Merger Agreement to the holders of Parent Common Stock.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•     Reviewed a draft of the Merger Agreement, dated May 19, 2023, which would be delivered in connection with the consummation of the Merger. The Merger Agreement was the most recent draft made available to us prior to the delivery of our Opinion;

•     Reviewed and analyzed certain publicly available financial and other information for each of CohBar and Morphogenesis, respectively, including equity research on comparable companies and on CohBar, and certain other relevant financial and operating data furnished to us by the management of each of CohBar and Morphogenesis, respectively;

•     Reviewed and analyzed certain relevant historical financial and operating data concerning Morphogenesis furnished to us by the management of Morphogenesis;

•     Discussed with certain members of the management of CohBar the historical and current business operations, financial condition and prospects of CohBar and Morphogenesis;

•     Reviewed and analyzed certain operating results of Morphogenesis as compared to operating results and the reported price and trading histories of certain publicly traded companies that we deemed relevant;

•     Reviewed and analyzed certain financial terms of the Merger Agreement as compared to the publicly available financial terms of certain selected business combinations that we deemed relevant;

•     Reviewed and analyzed certain financial terms of completed initial public offerings for certain companies that we deemed relevant;

•     Reviewed certain pro forma financial effects of the Merger;

Annex G-2

•     Reviewed and analyzed certain internal financial analyses, including the cash burn model over the next year, projections as to cost and expenses and whether concurrent capital raised would sufficiently cover select programs, reports, preliminary internal market opportunity assumptions and other information concerning Morphogenesis prepared by Morphogenesis, which were further revised by CohBar and utilized per the instruction of the CohBar management team; and

•     Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion.

For purposes of rendering our Opinion we have assumed, with your consent, that except as would not be in any way meaningful to our analysis: (i) the final form of the Merger Agreement will not differ from the draft that we have reviewed; (ii) the representations and warranties of each party contained in the Merger Agreement are true and correct in all respects; (iii) each party will perform all of the covenants and agreements required to be performed by such party under the Merger Agreement; and (iv) the transactions contemplated by the Merger Agreement will be consummated in accordance with the terms of the Merger Agreement, without any waiver or amendment of any term or condition thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement or otherwise required for the transactions contemplated by the Merger Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed, or waivers made that would have an adverse effect on CohBar, Morphogenesis, or the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes and the rules and regulations promulgated thereunder.

It is understood that this letter is intended for the benefit and use of the Board of Directors (in its capacity as such) in its consideration of the financial terms of the Merger and, except as set forth in our engagement letter with CohBar, dated as of October 6, 2022 (the “Engagement Letter”), may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing related to the Merger or the Parent Stockholder Approval required to be filed with the SEC and any proxy statement to be mailed to holders of Parent Common Stock. This letter does not constitute a recommendation to the Board of Directors of whether to approve the Merger or to any stockholder of CohBar or any other person as to how to vote or act with respect to the transactions contemplated by the Merger Agreement (including the Merger) or any other matter. Our Opinion does not address CohBar’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to CohBar. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including CohBar, will trade at any time, including following the announcement or consummation of the Merger, or as to the potential effects of volatility in the credit, financial, and stock markets on CohBar, Morphogenesis or the transactions contemplated by the Merger Agreement. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of Parent Common Stock in connection with the Merger or with respect to the fairness of any such compensation.

Ladenburg is a full-service investment bank providing investment banking, brokerage, equity research, institutional sales and trading, and asset management services. As part of our investment banking services, we are regularly engaged in the valuation of businesses and their securities in connection with mergers, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as CohBar’s financial advisor in connection with the Merger and will receive a fee for our services pursuant to the terms of our Engagement Letter, a significant portion of which is contingent upon consummation of the Merger. In addition, CohBar has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering our Opinion set forth below pursuant to the Engagement Letter. In the two years preceding the date hereof, Ladenburg has not had a relationship with CohBar and has not received any fees from CohBar, other than the $150,000 upfront retainer which was paid to Ladenburg pursuant to the Engagement Letter in connection with its engagement by CohBar thereunder. In the two years preceding the date hereof, Ladenburg has not had a relationship with Morphogenesis or any of its affiliates and has not received any fees from Morphogenesis or any of its affiliates. Ladenburg and its affiliates may in the future seek to provide investment banking or financial advisory services to CohBar and Morphogenesis and/or their respective affiliates and expect to receive fees for the rendering of these services.

Annex G-3

In the ordinary course of business, Ladenburg or certain of our affiliates, as well as investment funds in which we or our affiliates may have financial interests, may acquire, hold or sell long or short positions, or trade or otherwise effect transactions in debt, equity, and other securities and financial instruments (including bank loans and other obligations) of, or investments in, CohBar, Morphogenesis or any other party that may be involved in the Merger and/or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Ladenburg has adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to CohBar and the proposed Merger that may differ from the views of Ladenburg’s investment banking personnel.

The Opinion set forth below was reviewed and approved by a fairness opinion committee of Ladenburg.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein and such other factors that we deem relevant, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Parent Common Stock.

Very truly yours,
/s/ Ladenburg Thalmann & Co. Inc.
Ladenburg Thalmann & Co. Inc.

Annex G-4

Annex H

TuHURA Biosciences, Inc.
2023 EQUITY INCENTIVE PLAN

1.           Purpose; Effective Date; Effect on Prior Plan.

(a)         Purpose. The TuHURA Biosciences, Inc. 2023 Equity Incentive Plan (the “Plan”) has two complementary purposes: (i) to attract and retain outstanding individuals to serve as officers, directors, employees, and consultants, and (ii) to increase stockholder value. The Plan will provide participants with incentives to increase stockholder value by offering the opportunity to acquire shares of the Company’s common stock, receive monetary payments based on the value of such common stock, or receive other incentive compensation, on the potentially favorable terms that this Plan provides. In addition, this Plan permits the issuance of Awards in substitution for awards relating to common stock of Morphogenesis, Inc. (“Morphogenesis”) that were outstanding immediately prior to the Merger, in accordance with the terms of the Merger Agreement.

(b)         Effective Date; Effect on Prior Plan. The Plan shall become effective at the Effective Time (as defined in the Merger Agreement) (the “Effective Date”), provided that the Company’s stockholders have approved the Plan on or before such date. The Plan will terminate as provided in Section 15. Following the Effective Date, no additional awards will be made under the Company’s Amended and Restated 2011 Equity Incentive Plan (the “Prior Plan”), although awards previously granted under the Prior Plan and still outstanding as of the Effective Date will remain outstanding and continue to be subject to all terms and conditions of the Prior Plan.

2.           Definitions. Capitalized terms used and not otherwise defined in this Plan or in any Award agreement have the following meanings:

(a)         “10% Stockholder” means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Section 424(d) of the Code shall be applied.

(b)         “Administrator” means the Board or the Committee; provided that, to the extent the Board or the Committee has delegated authority and responsibility as an Administrator of the Plan to one or more committees or officers of the Company as permitted by Section 3(b), the term “Administrator” shall also mean such committee(s) and/or officer(s).

(c)         “Affiliate” has the meaning ascribed to such term in Rule 12b-2 under the Exchange Act. Notwithstanding the foregoing, for purposes of determining those individuals to whom an Option or a Stock Appreciation Right may be granted, the term “Affiliate” means any entity that, directly or through one or more intermediaries, is controlled by or is under common control with, the Company within the meaning of Code Sections 414(b) or (c); provided that, in applying such provisions, the phrase “at least 20 percent” shall be used in place of “at least 80 percent” each place it appears therein.

(d)         “Applicable Exchange” means the national securities exchange or automated trading system on which the Stock is principally traded at the applicable time.

(e)         “Award” means a grant of Options, Stock Appreciation Rights, Performance Shares, Performance Units, Stock, Restricted Stock, Restricted Stock Units, a Cash Incentive Award, or any other type of award permitted under this Plan.

(f)          “Board” means the Board of Directors of the Company.

(g)         “Cash Incentive Award” means the right to receive a cash payment to the extent Performance Goals are achieved (or other requirements are met), as described in Section 10.

(h)         “Cause” means, with respect to a Participant, one of the following, which are listed in order of priority:

(i)          the meaning given in a Participant’s employment, retention, change of control, severance or similar agreement with the Company or any Affiliate; or if none then

(ii)         the meaning given in the Award agreement; or if none then

Annex H-1

(iii)        the Administrator determines that such Participant has: (A) committed any felony or any crime involving fraud, dishonesty or moral turpitude under the laws of the United States or any state thereof; (B) attempted to commit or participate in a fraud or act of dishonesty against the Company or an Affiliate; (C) intentionally and materially violated any contract or agreement between the Participant and the Company or an Affiliate or of any statutory duty owed to the Company or an Affiliate; (D) used or disclosed the Company’s (or an Affiliate’s) confidential information or trade secrets in an unauthorized manner; or (E) committed gross misconduct.

(i)          A “Change of Control” shall be deemed to occur upon the first to occur of the following events:

(i)          a Person (other than an Excluded Person) either (A) acquires twenty percent (20%) or more of the combined voting power of the outstanding securities of the Company having the right to vote in elections of directors and such acquisition shall not have been approved within sixty (60) days following such acquisition by a majority of the Continuing Directors then in office, or (B) acquires fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company having a right to vote in elections of directors; or

(ii)         Continuing Directors shall for any reason cease to constitute a majority of the Board; or

(iii)        the Company disposes of all or substantially all of the business of the Company to a party or parties other than a Subsidiary or other Affiliate of the Company pursuant to a partial or complete liquidation of the Company, sale of the Company’s assets (including stock of a subsidiary of the Company) or otherwise; or

(iv)        there is consummated a merger, consolidation or share exchange of the Company with any other corporation or the issuance of voting securities of the Company in connection with a merger, consolidation or share exchange of the Company (or any direct or indirect subsidiary of the Company), other than (A) a merger, consolidation or share exchange which would result in the voting securities of the Company outstanding immediately prior to such merger, consolidation or share exchange continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger, consolidation or share exchange, or (B) a merger, consolidation or share exchange effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than an Excluded Person) is or becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its Affiliates after the Effective Date pursuant to express authorization by the Board that refers to this exception) representing twenty percent (20%) or more of either the then outstanding shares of Stock or the Company or the combined voting power of the Company’s then outstanding voting securities.

Notwithstanding the foregoing, (A) no Change of Control shall be deemed to have occurred if there is consummated any transaction or series of integrated transactions immediately following which the record holders of the Stock immediately prior to such transaction or series of transactions continue to own, directly or indirectly, in the same proportions as their ownership in the Company, an entity that owns all or substantially all of the assets or voting securities of the Company immediately following such transaction or series of transactions; and (B) for purposes of an Award (1) that provides for the payment of deferred compensation that is subject to Code Section 409A or (2) with respect to which the Company permits a deferral election, the definition of “Change of Control” shall be deemed amended to conform to the requirements of Code Section 409A to the extent necessary for the Award and deferral election to comply with Code Section 409A.

(j)          “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a specific provision of the Code includes any successor provision and the regulations promulgated under such provision.

(k)         “Committee” means the Compensation Committee of the Board, any successor committee thereto or such other committee of the Board that is designated by the Board with the same or similar authority. The Committee shall consist only of Non-Employee Directors (not fewer than two (2)) who meet the definition of “non-employee director” under Rule 16b-3(b)(3) promulgated under the Exchange Act to the extent necessary for the Plan and Awards to comply with Rule 16b-3 promulgated under the Exchange Act.

Annex H-2

(l)          “Company” means TuHURA Biosciences, Inc. (f/k/a CohBar, Inc.), a Delaware corporation, or any successor thereto.

(m)        “Continuing Director” means a member of the Board who either was a member of the Board on the Effective Date or who subsequently became a Director and whose election, or nomination for election, was approved by a vote of at least two-thirds (2/3) of the Continuing Directors then in office.

(n)         “Director” means a member of the Board.

(o)         “Dividend Equivalent Unit” means the right to receive a payment, in cash or Shares, equal to the cash dividends or other cash distributions paid with respect to a Share.

(p)         “Exchange Act” means the Securities Exchange Act of 1934, as amended. Any reference to a specific provision of the Exchange Act includes any successor provision and the regulations and rules promulgated under such provision.

(q)“Excluded Person” means (i) the Company or its subsidiaries, (ii) a trustee or other fiduciary holding securities under any employee benefit plan of the Company or its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock in the Company

(r)“Fair Market Value” means, as of a given date, the closing sale price of a Share on the Applicable Exchange on such date or, if there shall be no such sale on such date, on the next preceding day on which such a sale shall have occurred; provided that, if so determined by the Administrator, Fair Market Value may instead mean a price that is based on the opening, closing, actual, high or low sale price, or the arithmetic mean of selling prices of, a Share, on the Applicable Exchange on the applicable date, the preceding trading day, the next succeeding trading day, or the arithmetic mean of selling prices on all trading days over a specified averaging period weighted by volume of trading on each trading day in the period that is within 30 days before or 30 days after the applicable date, as determined by the Administrator in its discretion; provided further that, if an arithmetic mean of prices is used to set a grant price or an exercise price for an Option or Stock Appreciation Right, the commitment to grant the applicable Award based on such arithmetic mean must be irrevocable before the beginning of the specified averaging period in accordance with Treasury Regulation §1.409A-1(b)(5)(iv)(A). The method of determining Fair Market Value with respect to an Award shall be determined by the Administrator and may differ depending on whether Fair Market Value is in reference to the grant, exercise, vesting, settlement, or payout of an Award. If the Stock is not traded on an established stock exchange, the Administrator shall determine in good faith the Fair Market Value in whatever manner it considers appropriate, but based on objective criteria; provided that, to the extent required to secure an exemption from Code Section 409A, Fair Market Value shall be determined using a reasonable application of a reasonable valuation method. Notwithstanding the foregoing, in the case of an actual sale of Shares, the actual sale price shall be the Fair Market Value of such Shares.

(s)          “Merger” means the merger of Chimera MergeCo, Inc., a wholly-owned subsidiary of the Company, with and into Morphogenesis as contemplated by the Merger Agreement.

(t)          “Merger Agreement” means the Agreement and Plan of Merger, dated as of May 22, 2023, by and among the Company, Chimera MergeCo, Inc. and Morphogenesis, as amended.

(u)         “Morphogenesis Participant” means a current or former employee, consultant or member of the board of directors of Morphogenesis or any of its subsidiaries, or any other person who holds an award under the Morphogenesis Amended and Restated Equity Incentive Plan dated January 13, 2019 (or any predecessor plan) as of the date immediately prior to the Merger.

(v)         “Non-Employee Director” means a Director who is not also an employee of the Company or its Subsidiaries.

(w)        “Option” means the right to purchase Shares at a stated price for a specified period of time.

(x)         “Participant” means an individual selected by the Administrator to receive an Award.

(y)         “Performance Goals” means any objective or subjective goals the Administrator establishes with respect to an Award. Performance Goals may include, but are not limited to, the performance of the Company or any one or more of its Subsidiaries, Affiliates or its or their business units (or any combination thereof) with

Annex H-3

respect to the following measures: (a) net earnings or net income; (b) operating earnings or operating income; (c) pretax earnings; (d) earnings per share; (f) share price, including growth measures and total stockholder return; (g) earnings before interest and taxes and related margin; (h) earnings before interest, taxes, depreciation and/or amortization and related margin; (i) sales or revenue growth, whether in general, by type of product, application or service, or by type of customer; (j) gross or operating profit or margins; (k) return measures, including return on assets, capital, investment, equity, sales or revenue; (l) economic value add with or without a capital charge; (m) cash flow, including operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment; (n) productivity ratios; (o) expense targets; (p) market share; (q) financial ratios as provided in credit agreements of the Company and its subsidiaries and interest expense; (r) working capital targets; (s) completion of acquisitions of businesses or companies; (t) completion of divestitures and asset sales; (u) operating metrics; and (v) any combination of any of the foregoing business criteria and associated margins. Performance Goals may also relate to a Participant’s individual performance.

The Administrator reserves the right to adjust Performance Goals, or modify the manner of measuring or evaluating a Performance Goal, for any reason the Administrator determines is appropriate, including but not limited to: (i) by excluding the effects of charges for reorganizing and restructuring; discontinued operations; asset write-downs; gains or losses on the disposition of a business; or mergers, acquisitions or dispositions; and extraordinary, unusual and/or non-recurring items of gain or loss; (ii) excluding the costs of litigation, claims, judgments or settlements; (iii) excluding the effects of changes laws or regulations affecting reported results, or changes in tax or accounting principles, regulations or law; and (iv) excluding any accruals of amounts related to payments under the Plan or any other compensation arrangement maintained by the Company or an Affiliate.

The inclusion in an Award agreement of specific adjustments or modifications shall not be deemed to preclude the Administrator from making other adjustments or modifications, in its discretion, as described herein, unless the Award agreement provides that the adjustments or modifications described in such agreement shall be the sole adjustments or modifications.

(z)         “Performance Shares” means the right to receive Shares to the extent Performance Goals are achieved (or other requirements are met).

(aa)        “Performance Unit” means the right to receive a cash payment and/or Shares valued in relation to a unit that has a designated dollar value or the value of which is equal to the Fair Market Value of one or more Shares, to the extent Performance Goals are achieved (or other requirements are met).

(bb)       “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, or any group of Persons acting in concert that would be considered “persons acting as a group” within the meaning of Treas. Reg. § 1.409A-3(i)(5).

(cc)        “Plan” means this TuHURA Biosciences, Inc. 2023 Equity Incentive Plan, as it may be amended from time to time.

(dd)       “Replacement Award” means an Award that is issued under the Plan to a Morphogenesis Participant in accordance with the terms of the Merger Agreement in substitution of an award that was granted prior to the Merger with respect to Morphogenesis Common Stock.

(ee)        “Restricted Stock” means Shares that are subject to a risk of forfeiture or restrictions on transfer, or both a risk of forfeiture and restrictions on transfer, which may lapse upon the achievement or partial achievement of Performance Goals or upon the completion of a period of service, or both.

(ff)         “Restricted Stock Unit” means the right to receive a Share or a cash payment the value of which is equal to the Fair Market Value of one Share.

(gg)       “Section 16 Participants” means Participants who are subject to the provisions of Section 16 of the Exchange Act.

(hh)       “Share” means a share of Stock.

(ii)         “Stock” means the Company’s common stock, par value $0.001 per Share.

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(jj)          “Stock Appreciation Right” or “SAR” means the right to receive a cash payment, and/or Shares with a Fair Market Value, equal to the appreciation of the Fair Market Value of a Share during a specified period of time measured as the excess of (i) the Fair Market Value of the Shares subject to the SAR at the time of exercise over (ii) the grant price of the SAR, as established on the date of grant.

(kk)       “Subsidiary” means any corporation, limited liability company or other limited liability entity in an unbroken chain of entities beginning with the Company if each of the entities (other than the last entities in the chain) owns the stock or equity interest possessing more than fifty percent (50%) of the total combined voting power of all classes of stock or other equity interests in one of the other entities in the chain.

3.           Administration.

(a)         Administration. In addition to the authority specifically granted to the Administrator in this Plan, the Administrator has full discretionary authority to administer this Plan, including but not limited to the authority to: (i) interpret the provisions of this Plan or any agreement covering an Award; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; (iii) correct any defect, supply any omission, or reconcile any inconsistency in the Plan, any Award or any agreement covering an Award in the manner and to the extent it deems desirable to carry this Plan or such Award into effect; and (iv) make all other determinations necessary or advisable for the administration of this Plan. All Administrator determinations shall be made in the sole discretion of the Administrator and are final and binding on all interested parties.

(b)         Delegation to Other Committees or Officers. To the extent applicable law permits, the Board may delegate to another committee of the Board, or the Committee may delegate to a subcommittee of the Committee, or either may delegate to one or more officers of the Company, any or all of their respective authority and responsibility as an Administrator of the Plan; provided that no such delegation is permitted with respect to Stock-based Awards made to Section 16 Participants at the time any such delegated authority or responsibility is exercised unless the delegation is to another committee of the Board consisting entirely of Non-Employee Directors. If the Board or the Committee has made such a delegation, then all references to the Administrator in this Plan include such other committee, subcommittee or one or more officers to the extent of such delegation.

(c)         No Liability; Indemnification. No member of the Board or the Committee, and no officer or member of any other committee to whom a delegation under Section 3(b) has been made, will be liable for any act done, or determination made, by the individual in good faith with respect to the Plan or any Award. The Company will indemnify and hold harmless each such individual as to any acts or omissions, or determinations made, in each case done or made in good faith, with respect to this Plan or any Award to the maximum extent that the law and the Company’s By-Laws permit.

4.           Eligibility. The Administrator may designate any of the following as a Participant from time to time, to the extent of the Administrator’s authority: any officer or other employee of the Company or its Affiliates; any individual that the Company or an Affiliate has engaged to become an officer or employee; any consultant or advisor who provides services to the Company or its Affiliates; Director. The Administrator’s designation of, or granting of an Award to, a Participant will not require the Administrator to designate such individual as a Participant or grant an Award to such individual at any future time. The Administrator’s granting of a particular type of Award to a Participant will not require the Administrator to grant any other type of Award to such individual.

5.           Types of Awards.

(a)         General. Subject to the terms of this Plan, the Administrator may grant any type of Award to any Participant it selects, but only employees of the Company or a Subsidiary may receive grants of incentive stock options within the meaning of Code Section 422. Awards may be granted alone or in addition to, in tandem with, or (subject to the prohibition on repricing set forth in Section 15(e)) in substitution for any other Award (or any other award granted under another plan of the Company or any Affiliate, including the plan of an acquired entity).

(b)         Morphogenesis Awards. The Company is authorized to issue Replacement Awards to Morphogenesis Participants in connection with the adjustment and replacement of certain awards previously granted by Morphogenesis. Notwithstanding any other provision of this Plan to the contrary, the number of Shares to be subject to a Replacement Award and the other terms and conditions of each Replacement Award, including the exercise price or grant price, shall be determined by the Administrator, all in accordance with the terms of the Merger Agreement.

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6.           Shares Reserved under this Plan.

(a)         Plan Reserve. Subject to adjustment as provided in Section 17, an aggregate of Ten Million (10,000,000) Shares are reserved for issuance under this Plan, all of which may be issued pursuant to the exercise of incentive stock options. The aggregate number of Shares reserved for issuance under this Plan shall be increased annually on the first day of each fiscal year of the Company after the Effective Date, commencing on the first day of the Company’s fiscal year 2024 and with a final increase on the first day of the 2033 fiscal year, by a number of Shares equal to the lesser of: (i) 5.0% of the outstanding shares of all classes of the Company’s common stock as of the last day of the immediately preceding fiscal year or (ii) such other number of Shares (which may be zero) as the Board may determine. The Shares reserved for issuance may be either authorized and unissued Shares or Shares reacquired at any time and now or hereafter held as treasury stock. In addition to the number of Shares set forth in the first sentence of this Section 6(a), such number of Shares as are subject to the Replacement Awards are also reserved for issuance under this Plan, but the Shares subject to the Replacement Awards shall neither deplete nor replenish the reserve set forth in the first sentence of this Section 6(a) pursuant to Section 6(b).

(b)         Depletion and Replenishment of Shares Under this Plan.

(i)          The aggregate number of Shares reserved under Section 6(a) shall be depleted on the date of grant of an Award by the maximum number of Shares, if any, with respect to which such Award is granted. Notwithstanding the foregoing, an Award that may be settled solely in cash shall not cause any depletion of the Plan’s Share reserve at the time such Award is granted.

(ii)         To the extent (A) an Award lapses, expires, terminates or is cancelled without the issuance of Shares under the Award (whether due currently or on a deferred basis) or is settled in cash, (B) it is determined during or at the conclusion of the term of an Award that all or some portion of the Shares with respect to which the Award was granted will not be issuable on the basis that the conditions for such issuance will not be satisfied, (C) Shares are forfeited under an Award, or (D) Shares are issued under any Award and the Company subsequently reacquires them pursuant to rights reserved upon the issuance of the Shares, then such Shares shall be recredited to the Plan’s reserve and may again be used for new Awards under this Plan, but Shares recredited to the Plan’s reserve pursuant to clause (D) may not be issued pursuant to incentive stock options. Notwithstanding the foregoing, in no event shall the following Shares be recredited to the Plan’s reserve: (I) Shares tendered or withheld in payment of the exercise price of an Option or as a result of the net settlement of an outstanding Stock Appreciation Right, (II) Shares tendered or withheld to satisfy federal, state or local tax withholding obligations, or (III) Shares purchased by the Company (subject to compliance with applicable law) using proceeds from Option exercises.

(c)         Non-Employee Director Award Limitation. Subject to adjustment as provided in Section 17, the maximum number of Shares subject to any Award(s) that may be granted during any fiscal year to any individual Non-Employee Director shall not exceed that number of Shares that has a grant date fair value of, when added to any cash compensation received by such Non-Employee Director, $1,000,000 (the “Director Limit”); provided, however, that in the fiscal year in which a Non-Employee Director first joins the Board or is first designated as Chairman of the Board of Lead Director, the maximum number of Shares subject to Awards granted to the Participant may have a grant date fair value of, when added to any cash compensation received by such Non-Employee Director, up to $2,000,000; provided further that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation.

7.           Options.

(a)         General. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each Option, including but not limited to: (i) whether the Option is an “incentive stock option” which meets the requirements of Code Section 422, or a “nonqualified stock option” which does not meet the requirements of Code Section 422; (ii) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (iii) the number of Shares subject to the Option; (iv) the exercise price, which may never be less than the Fair Market Value of the Shares subject to the Option as determined on the date of grant (110% of the Fair Market Value in the case of an incentive stock option granted to a 10% Stockholder); (v) the terms and conditions of vesting and exercise; (vi) the term, except that an Option must terminate no later than ten (10) years after the date of grant (five (5) years in the case of an incentive stock option granted to a 10% Stockholder); and (vii) the manner

Annex H-6

of payment of the exercise price. Except to the extent otherwise set forth in an Award agreement, a Participant shall have no rights as a holder of Stock as a result of the grant of an Option until the Option is exercised, the exercise price and applicable withholding taxes are paid and the Shares subject to the Option are issued thereunder.

(b)         Incentive Stock Options.

(i)          The terms of any incentive stock option should comply with the provisions of Code Section 422 except to the extent the Administrator determines otherwise.

(ii)         If an Option that is intended to be an incentive stock option fails to meet the requirements thereof, the Option shall automatically be treated as a nonqualified stock option to the extent of such failure.

(iii)        If any Participant shall make any disposition of Shares issued pursuant to the exercise of an incentive stock option under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

(c)         Payment of Exercise Price. To the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, the payment of the exercise price of Options may be made by (i) delivery of cash or other Shares or other securities of the Company (including by attestation) having a then Fair Market Value equal to the purchase price of such Shares, (ii) by delivery (including by fax) to the Company or its designated agent of an executed irrevocable option exercise form together with irrevocable instructions to a broker-dealer to sell or margin a sufficient portion of the Shares and deliver the sale or margin loan proceeds directly to the Company to pay for the exercise price, (iii) by surrendering the right to receive Shares otherwise deliverable to the Participant upon exercise of the Award having a Fair Market Value at the time of exercise equal to the total exercise price, or (iv) by any combination of (i), (ii) and/or (iii).

8.           Stock Appreciation Rights. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each SAR, including but not limited to: (a) the grant date, which may not be any day prior to the date that the Administrator approves the grant; (b) the number of Shares to which the SAR relates; (c) the grant price, which may never be less than the Fair Market Value of the Shares subject to the SAR as determined on the date of grant; (d) the terms and conditions of exercise or maturity, including vesting; (e) the term, provided that an SAR must terminate no later than ten (10) years after the date of grant; and (f) whether the SAR will be settled in cash, Shares or a combination thereof.

9.           Performance and Stock Awards.

(a)         General. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of each award of Shares, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units, including but not limited to: (a) the number of Shares or units to which such Award relates; (b) whether, as a condition for the Participant to realize all or a portion of the benefit provided under the Award, one or more Performance Goals must be achieved during such period as the Administrator specifies; (c) the length of the vesting or performance period and, if different, the date on which payment of the benefit provided under the Award will be made; (d) with respect to Performance Units, whether to measure the value of each unit in relation to a designated dollar value or the Fair Market Value of one or more Shares; and (e) with respect to Restricted Stock Units and Performance Units, whether to settle such Awards in cash, in Shares (including Restricted Stock), or in a combination of cash and Shares.

(b)          Stockholder Rights. Except to the extent the Administrator provides otherwise and subject to the restrictions set forth in 11(a), holders of Restricted Stock and Stock shall have the right to vote the Shares subject to such Awards and the right to receive any dividends declared or paid with respect to such Shares. Except to the extent the Administrator provides otherwise, holders of other types of Awards shall not have any rights as stockholders of the Company with respect to such Awards. A holder of Restricted Stock Units, Performance Shares or Performance Units shall have no rights other than those of a general creditor of the Company; such Awards represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of this Plan and the applicable Award agreement.

10.         Cash Incentive Awards. Subject to the terms of this Plan, the Administrator will determine all terms and conditions of a Cash Incentive Award, including but not limited to the Performance Goals, performance period, the potential amount payable, and the timing of payment.

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11.         Dividends and Dividend Equivalent Units.

(a)         Prohibitions. In no event may dividends or Dividend Equivalent Units be awarded with respect to Options, SARs or any other stock-based award that is not a grant of Stock, Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units. Notwithstanding anything to the contrary in this Plan, and for the avoidance of doubt, this Plan expressly prohibits the payment of dividends or Dividend Equivalent Units on unvested Awards for all equity Award types.

(b)         Dividends. If cash dividends are paid while Restricted Stock is unvested, then such dividends will either, at the discretion of the Administrator, be (i) automatically reinvested as additional Shares of Restricted Stock that are subject to the same terms and conditions, including the risk of forfeiture, as the original grant of Restricted Stock, or (ii) paid in cash at the same time and the same extent that the Restricted Stock vests. For clarity, in no event will dividends be distributed to a Participant unless, until and to the same extent as the underlying Shares of Restricted Stock vests.

(c)         Dividend Equivalent Units. The Administrator may grant Dividend Equivalent Units only in tandem with Restricted Stock Units, Performance Shares or Performance Units. Dividend Equivalent Units will either, at the discretion of the Administrator, be (i) accumulated and paid, in cash or Shares in the Administrator’s discretion, at the same time and to the same extent that the underlying Award vests or is earned or (ii) reinvested in additional units that are subject to the same terms and conditions (including vesting and forfeiture) as the underlying Award. The Administrator will determine all other terms and conditions of each award of Dividend Equivalent Units. For clarity, in no event will a Participant receive payment with respect to a Dividend Equivalent Unit unless, until and to the same extent as the underlying Award vests and is paid.

12.         Other Stock-Based Awards. Subject to the terms of this Plan, the Administrator may grant to a Participant shares of unrestricted Stock as replacement for other compensation to which the Participant is entitled, such as in payment of director fees, in lieu of cash compensation, in exchange for cancellation of a compensation right, or as a bonus.

13.         Minimum Vesting; Discretion to Accelerate Vesting.

(a)          Minimum Vesting Period. All Awards granted under the Plan shall have a minimum vesting period of one year from the date of grant, provided that such minimum vesting period will not apply to Awards with respect to up to 5% of the total number of Shares reserved pursuant to Section 6(a), and further provided that, with respect to Awards issued as replacement or substitution for other awards (including Replacement Awards), the date of grant shall mean the date of grant of the original award rather than the date the replacement award is granted. For purposes of Awards granted to Non-Employee Directors, “one year” may mean the period of time from one annual shareholders meeting to the next annual shareholders meeting, provided that such period of time is not less than 50 weeks.

(b)         Discretion to Accelerate Vesting. Notwithstanding Section 13(a), the Administrator may accelerate the vesting of an Award or deem an Award to be earned, in whole or in part, in the event of a Participant’s death, disability (as defined by the Administrator), retirement, or termination without Cause, or as provided in Section 17(c) or upon any other event as determined by the Administrator in its sole and absolute discretion.

14.         Transferability. Awards may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothicated, including to any financial institution, other than by will or the laws of descent and distribution, unless and to the extent the Administrator allows a Participant to: (a) designate in writing a beneficiary to exercise the Award or receive payment under the Award after the Participant’s death; (b) transfer an Award to the former spouse of the Participant as required by a domestic relations order incident to a divorce; or (c) otherwise transfer an Award; provided, however, that, (i) in each case the assignee shall not further sell, pledge, transfer, assign, or otherwise alienate or hypothecate such Award, and (ii) with respect to clause (c) the Participant may not receive consideration for such a transfer of an Award.

15.         Term of Plan; Termination and Amendment; Survival; Repricing and Backdating Prohibited; Foreign Participation; Deferrals.

(a)         Term of Plan. Unless the Board earlier terminates this Plan pursuant to Section 15(b), this Plan will terminate on, and no further Awards may be granted under this Plan after, the tenth (10th) anniversary of the latest date on which this Plan, or any amendment thereto or restatement thereof, has been approved by the Company’s stockholders.

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(b)         Termination and Amendment. The Board or the Administrator may amend, alter, suspend, discontinue or terminate this Plan at any time, subject to the following limitations:

(i)          the Board must approve any amendment of this Plan to the extent the Company determines such approval is required by: (A) prior action of the Board, (B) applicable corporate law, or (C) any other applicable law;

(ii)         stockholders must approve any amendment of this Plan (which may include an amendment to materially increase the number of Shares specified in Section 6(a), except as permitted by Section 17) to the extent the Company determines such approval is required by: (A) Section 16 of the Exchange Act, (B) the Code, (C) the listing requirements of any principal securities exchange or market on which the Shares are then traded, or (D) any other applicable law; and

(iii)        stockholders must approve an amendment that would diminish the protections afforded by Section 15(e).

If the Board or the Administrator takes any action under this Plan that is not, at the time of such action, authorized by this Plan, but that could be authorized by this Plan as amended by the Board or the Administrator, as applicable, the Board or Administrator action will be deemed to constitute an amendment to this Plan to authorize such action to the extent permissible under applicable law and the requirements of any principal securities exchange or any Applicable Exchange.

(c)         Amendment, Modification, Cancellation and Disgorgement of Awards.

(i)          Except as provided in Section 15(e) and subject to the requirements of this Plan, the Administrator may modify, amend or cancel any Award, or waive any restrictions or conditions applicable to any Award or the exercise of the Award; provided that, except as otherwise provided in the Plan or the Award agreement, any modification or amendment that materially diminishes the rights of the Participant, or the cancellation of an Award, shall be effective only if agreed to by the Participant or any other person(s) as may then have an interest in such Award, but the Administrator need not obtain Participant (or other interested party) consent for the modification, amendment or cancellation of an Award pursuant to the provisions of subsection (ii) or Section 17 or as follows: (A) to the extent the Administrator deems such action necessary to comply with any applicable law or the listing requirements of any Applicable Exchange; (B) to the extent the Administrator deems necessary to preserve favorable accounting or tax treatment of any Award for the Company; or (C) to the extent the Administrator determines that such action does not materially and adversely affect the value of an Award or that such action is in the best interest of the affected Participant (or any other person(s) as may then have an interest in the Award). Notwithstanding the foregoing, unless determined otherwise by the Administrator, any such amendment shall be made in a manner that will enable an Award intended to be exempt from Code Section 409A to continue to be so exempt, or to enable an Award intended to comply with Code Section 409A to continue to so comply.

(ii)         Notwithstanding anything to the contrary in an Award agreement, the Administrator shall have full power and authority to terminate or cause the Participant to forfeit the Award, and require the Participant to disgorge to the Company any gains attributable to the Award, if the Participant engages in any action constituting, as determined by the Administrator in its discretion, Cause for termination or a breach of a material Company policy, any Award agreement or any other agreement between the Participant and the Company or an Affiliate concerning noncompetition, nonsolicitation, confidentiality, trade secrets, intellectual property, nondisparagement or similar obligations.

(iii)        Any Awards granted pursuant to this Plan, and any Stock issued or cash paid pursuant to an Award, shall be subject to any recoupment or clawback policy that is adopted by the Company, including, but not limited to any clawback pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Rule 10D-1 under the Exchange Act or other applicable law, or any recoupment or similar requirement otherwise made applicable by law, regulation or listing standards to, the Company from time to time. The Company, including, but not limited to any clawback pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Rule 10D-1 under the Exchange Act or other applicable law.

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(d)         Survival of Authority and Awards. Notwithstanding the foregoing, the authority of the Board and the Administrator under this Section 15 and to otherwise administer the Plan with respect to then-outstanding Awards will extend beyond the date of this Plan’s termination. In addition, termination of this Plan will not affect the rights of Participants with respect to Awards previously granted to them, and all unexpired Awards will continue in force and effect after termination of this Plan except as they may lapse or be terminated by their own terms and conditions.

(e)          Repricing and Backdating Prohibited. Notwithstanding anything in this Plan to the contrary, and except for the adjustments provided for in Section 17, neither the Administrator nor any other person may, without stockholder approval (i) amend the terms of outstanding Options or SARs to reduce the exercise or grant price of such outstanding Options or SARs; (ii) cancel outstanding Options or SARs in exchange for Options or SARs with an exercise or grant price that is less than the exercise or grant price of the original Options or SARs; (iii) cancel outstanding Options or SARs with an exercise or grant price above the current Fair Market Value of a Share in exchange for cash or other securities; or (iv) take any other action with respect to an Award that would be treated as a repricing under generally accepted accounting principles. In addition, the Administrator may not make a grant of an Option or SAR with a grant date that is effective prior to the date the Administrator takes action to approve such Award.

(f)          Foreign Participation. To assure the viability of Awards granted to Participants employed or residing in foreign countries, the Administrator may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, accounting or custom. Moreover, the Administrator may approve such supplements to, or amendments, restatements or alternative versions of, this Plan as it determines is necessary or appropriate for such purposes. Any such amendment, restatement or alternative versions that the Administrator approves for purposes of using this Plan in a foreign country will not affect the terms of this Plan for any other country. In addition, all such supplements, amendments, restatements or alternative versions must comply with the provisions of Section 15(b)(ii).

(g)         Deferrals. The Administrator may permit or require the deferral of any Award or Award payment into a deferred compensation arrangement, subject to such rules and procedures as it may establish. . Any such deferrals shall be made in a manner that complies with Code Section 409A.

16.         Taxes.

(a)         Withholding. In the event the Company or one of its Affiliates is required to withhold any Federal, state or local taxes or other amounts in respect of any income recognized by a Participant as a result of the grant, vesting, payment or settlement of an Award or disposition of any Shares acquired under an Award, the Company may satisfy such obligation by:

(i)          If cash is payable under an Award, deducting (or requiring an Affiliate to deduct) from such cash payment the amount needed to satisfy such obligation;

(ii)         If Shares are issuable under an Award, then to the extent previously approved by the Administrator (which approval may be set forth in an Award agreement or in administrative rules), and subject to such procedures as the Administrator may specify, (A) withholding Shares having a Fair Market Value equal to such obligations; or (B) allowing the Participant to elect to (I) have the Company or its Affiliate withhold Shares otherwise issuable under the Award, (II) tender back Shares received in connection with such Award or (III) deliver other previously owned Shares, in each case having a Fair Market Value equal to the amount to be withheld; provided that the amount to be withheld under this clause (ii) may not exceed the total maximum statutory tax withholding obligations associated with the transaction to the extent needed for the Company and its Affiliates to avoid an accounting charge. If an election is provided, the election must be made on or before the date as of which the amount of tax to be withheld is determined and otherwise as the Administrator requires; or

(iii)        Deducting (or requiring an Affiliate to deduct) the amount needed to satisfy such obligation from any wages or other payments owed to the Participant, requiring such Participant to pay to the Company or its Affiliate, in cash, promptly on demand, or make other arrangements satisfactory to the Company or its Affiliate regarding the payment to the Company or its Affiliate of the amount needed to satisfy such obligation.

Annex H-10

(b)         No Guarantee of Tax Treatment. Notwithstanding any provisions of this Plan to the contrary, the Company does not guarantee to any Participant or any other Person with an interest in an Award that (i) any Award intended to be exempt from Code Section 409A shall be so exempt, (ii) any Award intended to comply with Code Section 409A or Code Section 422 shall so comply, or (iii) any Award shall otherwise receive a specific tax treatment under any other applicable tax law, nor in any such case will the Company or any Affiliate be required to indemnify, defend or hold harmless any individual with respect to the tax consequences of any Award.

17.         Adjustment and Change of Control Provisions.

(a)          Adjustment of Shares. If (i) the Company shall at any time be involved in a merger or other transaction in which the Shares are changed or exchanged; (ii) the Company shall subdivide or combine the Shares or the Company shall declare a dividend payable in Shares, other securities (other than stock purchase rights issued pursuant to a stockholder rights agreement) or other property; (iii) the Company shall effect a cash dividend the amount of which, on a per Share basis, exceeds ten percent (10%) of the Fair Market Value of a Share at the time the dividend is declared, or the Company shall effect any other dividend or other distribution on the Shares in the form of cash, or a repurchase of Shares, that the Board determines by resolution is special or extraordinary in nature or that is in connection with a transaction that the Company characterizes publicly as a recapitalization or reorganization involving the Shares; or (iv) any other event shall occur, which, in the case of this clause (iv), in the judgment of the Administrator necessitates an adjustment to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, then the Administrator shall, in such manner as it may deem equitable to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, adjust any or all of: (A) the number and type of shares subject to this Plan (including the number and type of shares described in Section 6(a)) and which may after the event be made the subject of Awards; (B) the number and type of shares subject to outstanding Awards; (C) the grant, purchase, or exercise price with respect to any Award; and (D) the Performance Goals of an Award. In any such case, the Administrator may also (or in lieu of the foregoing) make provision for a cash payment to the holder of an outstanding Award in exchange for the cancellation of all or a portion of the Award (without the consent of the holder of an Award) in an amount determined by the Administrator effective at such time as the Administrator specifies (which may be the time such transaction or event is effective). However, in each case, with respect to Awards of incentive stock options, no such adjustment may be authorized to the extent that such authority would cause this Plan to violate Code Section 422(b). Further, the number of Shares subject to any Award payable or denominated in Shares must always be a whole number. In any event, previously granted Options or SARs are subject to only such adjustments as are necessary to maintain the relative proportionate interest the Options and SARs represented immediately prior to any such event and to preserve, without exceeding, the value of such Options or SARs.

Without limitation, in the event of any reorganization, merger, consolidation, combination or other similar corporate transaction or event, whether or not constituting a Change of Control (other than any such transaction in which the Company is the continuing corporation and in which the outstanding Stock is not being converted into or exchanged for different securities, cash or other property, or any combination thereof), the Administrator may substitute, on an equitable basis as the Administrator determines, for each Share then subject to an Award and the Shares subject to this Plan (if the Plan will continue in effect), the number and kind of shares of stock, other securities, cash or other property to which holders of Stock are or will be entitled in respect of each Share pursuant to the transaction.

Notwithstanding the foregoing, in the case of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend) or subdivision or combination of the Shares (including a reverse stock split), if no action is taken by the Administrator, adjustments contemplated by this subsection that are proportionate shall nevertheless automatically be made as of the date of such stock dividend or subdivision or combination of the Shares.

(b)         Issuance or Assumption. Notwithstanding any other provision of this Plan, and without affecting the number of Shares otherwise reserved or available under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, the Administrator may authorize the issuance or assumption of awards under this Plan upon such terms and conditions as it may deem appropriate.

(c)         Effect of Change of Control.

(i)Upon a Change of Control, except to the extent otherwise provided in an applicable Award agreement, if the successor or surviving corporation (or parent thereof) so agrees, then, without the consent of any Participant (or other person with rights in an Award), some or all outstanding Awards may be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the Change of Control transaction, subject to the following requirements:

Annex H-11

(A)         Each Award which is assumed by the successor or surviving corporation (or parent thereof) shall be appropriately adjusted, immediately after such Change of Control, to apply to the number and class of securities which would have been issuable to the Participant upon the consummation of such Change of Control had the Award been exercised, vested or earned immediately prior to such Change of Control, and such other appropriate adjustments in the terms and conditions of the Award shall be made.

(B)         If the securities to which the Awards relate after the Change of Control are not listed and traded on a national securities exchange, then (1) the Participant shall be provided the option, upon exercise or settlement of an Award, to elect to receive, in lieu of the issuance of such securities, cash in an amount equal to the fair value equal of the securities that would have otherwise been issued and (2) for purposes of determining such fair value, no reduction shall be taken to reflect a discount for lack of marketability, minority interest or any similar consideration.

(C)         Upon the Participant’s termination of employment within two years following the Change of Control (1) by the successor or surviving corporation without Cause, (2) by reason of death or disability, or (3) by the Participant for “good reason,” as defined in any Award agreement or any employment, retention, change of control, severance or similar agreement between the Participant and the Company or any Affiliate, if any, all of the Participant’s Awards that are in effect as of the date of such termination shall vest in full or be deemed earned in full (assuming target performance goals provided under such Award were met, if applicable) effective on the date of such termination. In the event of any other termination of employment within two years after a Change of Control that is not described herein, the terms of the Award agreement shall apply.

(ii)         To the extent the purchaser, successor or surviving entity (or parent thereof) in the Change of Control transaction does not assume the Awards or issue replacement awards as provided in clause (i) (including, for the avoidance of doubt, by reason of a Participant’s termination of employment in connection with the Change of Control), then, except to the extent otherwise provided in an applicable Award agreement or another agreement between the Participant and the Company or an Affiliate, or unless the Administrator otherwise determines:

(A)        Each Option or SAR that is then held by a Participant who is employed by or in the service of the Company or an Affiliate shall either (I) become immediately exercisable and remain so for a period of fifteen (15) days prior to the consummation of the Change of Control (with any exercisability being conditioned and effective upon such consummation and any unexercised Options or SARs terminating upon such consummation) or (II) be cancelled (whether or not then vested) on the date of the Change of Control in exchange for a payment in cash or securities having a value (as determined by the Administrator) equal to the excess of the Change of Control Price (as defined below) of the Shares covered by the Option or SAR that is so cancelled over the purchase or grant price of such Shares under the Award; provided, however, that all Options and SARs that have a purchase or grant price that is greater than the Change of Control Price shall be cancelled for no consideration;

(B)         Restricted Stock and Restricted Stock Units (that are not Performance Awards) that are not then vested shall vest in full as of immediately prior to the Change of Control and may, in the Administrator’s discretion, be cancelled in exchange for a payment in cash or securities having a value (as determined by the Administrator) equal to the Change of Control Price of the Shares covered by the Award that is so cancelled;

(C)         All Performance Shares, Performance Units, and Cash Incentive Awards for which the performance period has expired shall be paid based on actual performance (and assuming all employment or other requirements had been met in full); and all Performance Shares, Performance Units and Cash Incentive Awards for which the performance period has not expired shall be cancelled in exchange for a payment in cash or securities having a value (as determined by the Administrator) equal to the amount that

Annex H-12

would have been due under such Award(s), valued assuming that the target Performance Goals had been met at the time of such Change of Control;

(D)        All Dividend Equivalent Units that are not vested shall vest (to the same extent as the Award granted in tandem with the Dividend Equivalent Unit, if applicable) and be paid; and

(E)         All other Awards that are not vested shall vest and if an amount is payable under such vested Award, such amount shall be paid in cash or securities based on the value of the Award.

“Change of Control Price” shall mean the per share price paid or deemed paid in the Change of Control transaction, as determined by the Administrator. For purposes of this clause (ii), if the value of an Award is based on the Fair Market Value of a Share, Fair Market Value shall be deemed to mean the Change of Control Price.

(d)         Application of Limits on Payments. Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or any Affiliate, except an agreement, contract, or understanding that expressly addresses Section 280G or Section 4999 of the Code (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a “Benefit Arrangement”), if the Participant is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Option, Restricted Stock, Restricted Stock Unit, Performance Share or Performance Unit held by that Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements shall be reduced or eliminated in the following manner and order: any such reduction or elimination in rights, payments and benefits shall be applied first against the latest scheduled cash payments; then current cash payments; then any equity or equity derivatives that are included under Code Section 280G at full value rather than accelerated value (with the highest value reduced or eliminated first); then any equity or equity derivatives included under Code Section 280G at an accelerated value (and not at full value) shall be reduced or eliminated with the highest value reduced or eliminated first (as such values are determined under Treasury Regulation 1.280G-1, Q&A 24); finally any other non-cash benefits will be reduced or eliminated in the order of latest scheduled payments to earliest scheduled payments.

18.         Effect of Termination on Awards.

(a)         Termination for Cause. If a Participant’s employment or service is terminated for Cause, then all Awards and grants of every type, whether or not then vested, shall terminate no later than the Participant’s last day of employment. In addition, if the Participant’s employment or service ends for any reason other than Cause, but the Company later determines that the Participant could have been terminated for Cause if all the facts had been known to the Company, then all Awards and grants of every type, whether or not then vested, shall terminate and be forfeited as soon as the Company makes such determination and the Company may require the Participant to disgorge any profits that the Participant earned from the settlement of any Award between the date of the Participant’s termination of employment and the date of the Company’s determination to the maximum extent permitted by applicable law.

Annex H-13

(b)         Other Terminations. If a Participant’s employment or service terminates for any reason other than Cause, then the Participant’s Awards will be treated in accordance with the terms of the Participant’s employment, retention, change of control, severance or similar agreement with the Company or any Affiliate that discusses the effect of the Participant’s termination of employment or service on the Participant’s Awards, or to the extent no such agreement discusses the effect of the applicable termination, then in accordance with the terms of the applicable Award agreement.

19.         Miscellaneous.

(a)         Other Terms and Conditions. The Administrator may provide in any Award agreement such other provisions (whether or not applicable to the Award granted to any other Participant) as the Administrator determines appropriate to the extent not otherwise prohibited by the terms of the Plan. No provision in an Award agreement shall limit the Administrator’s discretion hereunder unless such provision specifically so provides for such limitation.

(b)         Employment and Service. The issuance of an Award shall not confer upon a Participant any right with respect to continued employment or service with the Company or any Affiliate, or the right to continue as a Director. Unless determined otherwise by the Administrator, for purposes of the Plan and all Awards, the following rules shall apply:

(i)          a Participant who transfers employment between the Company and its Affiliates, or between Affiliates, will not be considered to have terminated employment;

(ii)         a Participant who ceases to be a Non-Employee Director because he or she becomes an employee of the Company or an Affiliate shall not be considered to have ceased service as a Director with respect to any Award until such Participant’s termination of employment with the Company and its Affiliates;

(iii)        a Participant who ceases to be employed by the Company or an Affiliate and immediately thereafter becomes a Non-Employee Director, a non-employee director of an Affiliate, or a consultant to the Company or any Affiliate shall not be considered to have terminated employment until such Participant’s service as a director of, or consultant to, the Company and its Affiliates has ceased; and

(iv)        a Participant employed by an Affiliate will be considered to have terminated employment when such entity ceases to be an Affiliate.

Notwithstanding the foregoing, for purposes of an Award that is subject to Code Section 409A, if a Participant’s termination of employment or service triggers the payment of compensation under such Award, then the Participant will be deemed to have terminated employment or service upon his or her “separation from service” within the meaning of Code Section 409A. Notwithstanding any other provision in this Plan or an Award to the contrary, if any Participant is a “specified employee” within the meaning of Code Section 409A as of the date of his or her “separation from service” within the meaning of Code Section 409A, then, to the extent required to avoid the imposition of additional taxes under Code Section 409A, any payment made to the Participant on account of such separation from service shall not be made before a date that is six months after the date of the separation from service.

(c)         No Fractional Shares. No fractional Shares or other securities may be issued or delivered pursuant to this Plan, and the Administrator may determine whether cash, other securities or other property will be paid or transferred in lieu of any fractional Shares or other securities, or whether such fractional Shares or other securities or any rights to fractional Shares or other securities will be canceled, terminated or otherwise eliminated with or without consideration.

(d)         Unfunded Plan; Awards Not Includable for Benefits Purposes. This Plan is unfunded and does not create, and should not be construed to create, a trust or separate fund with respect to this Plan’s benefits. This Plan does not establish any fiduciary relationship between the Company and any Participant or other person. To the extent any person holds any rights by virtue of an Award granted under this Plan, such rights are no greater than the rights of the Company’s general unsecured creditors. Income recognized by a Participant pursuant to an Award shall not be included in the determination of benefits under any employee pension benefit plan (as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended) or group insurance or other benefit plans applicable to the Participant which are maintained by the Company or any Affiliate, except as may be provided under the terms of such plans or determined by resolution of the Board.

Annex H-14

(e)         Requirements of Law and Securities Exchange. The granting of Awards and the issuance of Shares in connection with an Award are subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required. Notwithstanding any other provision of this Plan or any Award agreement, the Company has no liability to deliver any Shares under this Plan or make any payment unless such delivery or payment would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity, and unless and until the Participant has taken all actions required by the Company in connection therewith. The Company may impose such restrictions on any Shares issued under the Plan as the Company determines necessary or desirable to comply with all applicable laws, rules and regulations or the requirements of any national securities exchanges.

(f)          Code Section 409A. Any Award granted under this Plan shall be provided or made in such manner and at such time as to either make the Award exempt from, or comply with, the provisions of Code Section 409A, to avoid a plan failure described in Code Section 409(a)(1), and the provisions of Code Section 409A are incorporated into this Plan to the extent necessary for any Award that is subject to Code Section 409A to comply therewith.

(g)         Governing Law; Waiver of Jury. This Plan, and all agreements under this Plan, will be construed in accordance with and governed by the laws of the State of Delaware, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any Award agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any Award agreement, may only be brought and determined in a “bench” trial, and any party to such action or proceeding shall agree to waive its right to a jury trial.

(h)         Limitations on Actions. Any legal action or proceeding with respect to this Plan, any Award or any Award agreement, must be brought within one year (365 days) after the day the complaining party first knew or should have known of the events giving rise to the complaint.

(i)          Construction. Whenever any words are used herein in the masculine, they shall be construed as though they were used in the feminine in all cases where they would so apply; and wherever any words are used in the singular or plural, they shall be construed as though they were used in the plural or singular, as the case may be, in all cases where they would so apply. Titles of sections are for general information only, and this Plan is not to be construed with reference to such titles. Except to the extent otherwise provided in the applicable Award agreement, in the case of any Award that includes a “series of installment payments” (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the Award holder’s right to the series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment.

(j)          Severability. If any provision of this Plan or any Award agreement or any Award (i) is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or as to any person or Award, or (ii) would cause this Plan, any Award agreement or any Award to violate or be disqualified under any law the Administrator deems applicable, then such provision should be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Administrator, materially altering the intent of this Plan, Award agreement or Award, then such provision should be stricken as to such jurisdiction, person or Award, and the remainder of this Plan, such Award agreement and such Award will remain in full force and effect.

Annex H-15

Annex I

FORM OF CERTIFICATE OF AMENDMENT OF
THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
COHBAR, INC.

CohBar, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The name of the Corporation is CohBar, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on September 16, 2009.

SECOND: The Corporation’s Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on January 6, 2015 (as amended from time to time, the “Certificate of Incorporation”).

THIRD: The amendments to the Certificate of Incorporation set forth in this Third Certificate of Amendment were duly authorized and adopted in accordance with Section 242 of the DGCL.

FOURTH: The Certificate of Incorporation is hereby further amended by striking out the first paragraph of Article IV in its entirety and by substituting in lieu of said paragraph the following paragraphs:

Authorized Stock.1 The Company is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 220,000,000 shares, $0.001 par value per share. 200,000,000 shares shall be Common Stock and 20,000,000 shares shall be Preferred Stock.

Reverse Stock Split.2 Upon the effectiveness of the Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (the “Effective Time”), each            shares of Common Stock, issued and outstanding or held by the Company in treasury immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of outstanding Common Stock or treasury share, as applicable, automatically and without any action by the holder thereof and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 par value per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate or book-entry position which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the average (as adjusted in good faith by the Company to account for the Reverse Stock Split ratio) of the high and low trading prices of the Common Stock on The Nasdaq Capital Market during regular trading hours for the five trading days immediately preceding the Effective Time.

Each stock certificate or book entry position that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the

____________

1        This amendment implements Proposal No. 2 and may be effectuated with or without the Reverse Stock Split amendment found in Article FOURTH in the same or separate certificates of amendment.

2        This amendment implements Proposal No. 3, may be effectuated with or without the Authorized Stock amendment found in Article FOURTH in the same or separate certificates of amendment, and reflects the combination of any whole number of shares of the Corporation’s common stock between and including 1.5 and 10 into one share of the Corporation’s common stock. If only Proposal 3 is approved by stockholders and implemented by the Board, this Certificate of Amendment will include only the language reflected in the “Reverse Stock Split” section at a ratio determined by the Board to be in the best interests of the Corporation and its stockholders.

Annex I-1

shares formerly represented by such certificate or book entry position have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate or book entry position that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate or book entry position, a new certificate or book entry position evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate or book entry position shall have been reclassified.

FIFTH: This Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation shall be effective as of              Eastern Time on             .

Annex I-2

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its officer thereunto duly authorized this            day of            , 2023.

COHBAR, INC.
By:
Name:	Jeffrey F. Biunno
Title:	Chief Financial Officer

Annex I-3

Annex J

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

Annex J-1

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in

Annex J-2

the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

Annex J-3

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such

Annex J-4

terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex J-5

PART II
INFORMATION NOT REQUIRED IN PROXY STATEMENT/PROSPECTUS

Item 20.     Indemnification of Directors and Officers

Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

CohBar has adopted provisions in its charter that limit or eliminate the personal liability of CohBar’s directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to CohBar or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•        any breach of the director’s duty of loyalty to CohBar or its stockholders;

•        any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

•        any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, the CohBar Bylaws provide that:

•        CohBar will indemnify its directors, officers and, in the discretion of its board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•        CohBar will advance expenses, including attorneys’ fees, to its directors and, in the discretion of its board of directors, to its officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of CohBar, subject to limited exceptions.

CohBar has entered into indemnification agreements with its directors and executive officers. These agreements provide that CohBar will indemnify each of its directors and executive officers to the fullest extent permitted by Delaware law. CohBar will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and CohBar will indemnify its directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of CohBar or in furtherance of CohBar’s rights. Additionally, certain of CohBar’s directors may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s services as a director referenced herein. Nonetheless, CohBar has agreed in the indemnification agreements that CohBar’s obligations to those same directors are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

CohBar also maintains general liability insurance which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

Under the Merger Agreement, from the Effective Time through the sixth anniversary of the date of the Effective Time, CohBar and CohBar being the surviving corporation agree to indemnify and hold harmless each person who was, as of May 22, 2023, the signing date of the Merger Agreement, or had been at any time prior, or who becomes prior to the Effective Time, a director or officer of CohBar or Morphogenesis, against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses pertaining to claims arising out of the fact that such person was a director or officer of CohBar or Morphogenesis, at or prior to the Effective Time, to the fullest extent permitted under the DGCL.

Under the Merger Agreement, the certificate of incorporation and bylaws of the surviving corporation in the Merger with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of CohBar that are set forth in the certificate of incorporation and bylaws of CohBar in effect as of May 22, 2023, the date of the Merger Agreement, shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights of such individuals who at the Effective Time were officers or directors of CohBar, unless required by applicable law.

The Merger Agreement also provides that CohBar shall purchase an insurance policy in effect for six years from the Effective Time, providing no less favorable coverage as the current directors’ and officers’ liability insurance policies maintained by CohBar with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against the current and former officers and directors of CohBar.

Item 21.     Exhibits and Financial Statement Schedules

(a)     Exhibit Index

A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated herein by reference.

(b)    Financial Statements

The financial statements filed with this registration statement on Form S-4 are set forth on the Financial Statement Index and is incorporated herein by reference.

Item 22.     Undertakings

(a)     The registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Filing Fee Table” table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Exhibit Number	Description
2.1*†

Agreement and Plan of Merger, dated May 22, 2023, as amended, by and among CohBar, Inc., Chimera MergeCo, Inc. (Merger Sub) and Morphogenesis, Inc. (included as Annex A to the proxy statement/prospectus)

3.1*	Third Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (File No. 000-55334), as filed with the Commission on January 8, 2015).
3.2*

Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (File No. 001-38326), as filed with the Commission on June 18, 2020).

3.3*

Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K (File No. 001-38326), as filed with the Commission on September 22, 2022).

3.4*	Amended and Restated Bylaws — Incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K, as filed with the Commission on January 8, 2015.
3.5*	Certificate of Incorporation of Morphogenesis, Inc., as currently in effect.
3.6*	Bylaws of Morphogenesis, Inc., as currently in effect.
4.1*

Common Stock Purchase Warrant, dated April 11, 2014, issued to Jon Stern (Incorporated by reference to Exhibit 10.7 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 10, 2014).

4.2*

Form of Nontransferable Common Stock Purchase Warrants issued March and April 2018 (Incorporated by reference to Exhibit 4.2 of CohBar, Inc.’s Current Report on Form 8-K (File No. 001-38326), as filed with the Commission on May 4, 2018).

4.3*

Form of Amendment to Common Stock Purchase Warrant (Incorporated by reference to Exhibit 10.27 of CohBar, Inc.’s Annual Report on Form 10-K (File No. 001-38326), as filed with the Commission on March 12, 2020).

4.5*

Form of Nontransferable Common Stock Purchase Warrant (Incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q (File No. 001-38326), as filed with the Commission on August 13, 2020).

Exhibit Number	Description
4.6*

Form of Common Stock Purchase Warrant issued August 2020 (Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-38326), as filed with the Commission on August 26, 2020).

4.7*

Form of Common Stock Purchase Warrant issued December 2020 (Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-38326), as filed with the Commission on December 22, 2020).

4.8*

Form of Common Stock Purchase Warrant issued October 2021 (Incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K (File No. 001-38326), as filed with the Commission on October 28, 2021).

4.9*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Series A Preferred Offering.
4.10*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant, dated June 1, 2019, issued for advisory services.
4.11*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Series A-1 Preferred Stock Offering.
4.12*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Note Conversion Transaction.
4.13*	Form of Morphogenesis, Inc. Common Stock Purchase Warrant issued in Series B Preferred Stock Offering.
5.1*	Opinion of Gibson, Dunn & Crutcher LLP, counsel of CohBar, Inc.
8.1*	Opinion of Foley & Lardner LLP, counsel of Morphogenesis, Inc.
8.2*	Opinion of Gibson, Dunn & Crutcher LLP, counsel of CohBar, Inc.
10.1††	Stock Purchase Agreement, dated May 22, 2023, by and between CohBar, Inc. and K & V Investment Two, LLC (included as Annex B to the proxy statement/prospectus).
10.2*	Amended and Restated 2011 Equity Incentive Plan — Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, as filed with the Commission on January 8, 2015.
10.3*	First Amendment to Amended and Restated 2011 Equity Incentive Plan — Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q, as filed with the Commission on August 24, 2017.
10.4*

Second Amendment to Amended and Restated 2011 Equity Incentive Plan — Incorporated by reference to Exhibit 99.4 of our Registration Statement on Form S-8 (File No. 333-226434), as filed with the Commission on July 30, 2018.

10.5*

Third Amendment to Amended and Restated 2011 Equity Incentive Plan — Incorporated by reference to Exhibit 99.5 of our Registration Statement on Form S-8 (File No. 333-239387), as filed with the Commission on June 23, 2020.

10.6*

Form of Option Agreement under the 2011 Equity Incentive Plan — Incorporated by reference to Exhibit 10.2 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 10, 2014.

10.7*

Exclusive License Agreement, dated August 6, 2013, between CohBar, Inc. and the Regents of the University of California — Incorporated by reference to Exhibit 10.4 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 10, 2014.

10.8*

Exclusive License Agreement, dated November 3, 2011, between and among CohBar, Inc. and the Regents of the University of California, and Albert Einstein College of Medicine of Yeshiva University — Incorporated by reference to Exhibit 10.5 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 10, 2014.

10.9*	Form of Indemnification Agreement — Incorporated by reference to Exhibit 10.6 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 10, 2014.
10.10*

Executive Employment Agreement, dated November 27, 2013, between CohBar, Inc. and Jeffrey F. Biunno — Incorporated by reference to Exhibit 10.12 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 10, 2014.

10.11*

Amendment, dated as of July 11, 2016, to Executive Employment Agreement, dated as of November 27, 2013, between CohBar, Inc. and Jeffrey F. Biunno — Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as filed with the Commission on November 14, 2016.

Exhibit Number	Description
10.12*

Amendment, dated as of June 4, 2019, to Executive Employment Agreement, dated as of November 27, 2013, between CohBar, Inc. and Jeffrey F. Biunno — Incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, as filed with the Commission on August 9, 2019.

10.13*

Third Amendment, dated May 22, 2023, to Executive Employment Agreement, dated as of November 27, 2013, between CohBar, Inc. and Jeffrey F. Biunno, as amended, as filed with the Commission on May 23, 2023.

10.14*

Executive Employment Agreement, dated November 17, 2014, between CohBar, Inc. and Kenneth Cundy — Incorporated by reference to Exhibit 10.13 of the Amendment No. 2 of our Registration Statement on Form S-1 (File No. 333-200033), as filed with the Commission on November 28, 2014.

10.15*

Executive Employment Agreement dated April 26, 2021, by and between CohBar, Inc. and Dr. Joseph Sarret — Incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q, as filed with the Commission on August 12, 2021.

10.16*	Letter Agreement, dated May 22, 2023, between Joseph J. Sarret and CohBar, Inc., as amended, as filed with the Commission on May 23, 2023.
10.17*	Letter Agreement, dated May 22, 2023, between Jeffrey F. Biunno and CohBar, Inc., as amended, as filed with the Commission on May 23, 2023.
10.18*	Employee Stock Purchase Plan — Incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K, as filed with the Commission on June 21, 2019.
10.19*

At-the-Market Sales Agreement, dated May 27, 2020, between CohBar, Inc. and Virtu Americas LLC — Incorporated by reference to Exhibit 1.1 of our Current Report on Form 8-K, as filed with the Commission on May 27, 2020.

10.20*

Letter Agreement, dated January 5, 2022, between CohBar, Inc. and Kenneth Cundy — Incorporated by reference to Exhibit 10.16 of our Annual Report on Form 10-K, as filed with the Commission on March 29, 2022.

10.21*	Amended and Restated Equity Plan of Morphogenesis, Inc.
10.22*	Form of Option Agreement under the Amended and Restated Equity Plan of Morphogenesis, Inc.
10.23*	First Amended and Restated Employment Agreement, dated May 22, 2023, between Morphogenesis, Inc. and Dan Dearborn.
10.24*	First Amended and Restated Employment Agreement, dated May 22, 2023, between Morphogenesis, Inc. and James Bianco, M.D.
10.25*	Consulting Agreement, dated July 1, 2021, between Morphogenesis, Inc. and WYALDKATZ, LLC.
10.26*	Amendment, dated February 14, 2022, to Consulting Agreement, dated July 1, 2021, between Morphogenesis, Inc. and WYALDKATZ, LLC.
10.27*††	Exclusive License Agreement, dated March 29, 2019, between Morphogenesis, Inc. and H. Lee Moffitt Cancer and Research Institute, as amended.
10.28*††	Exclusive License Agreement, dated April 23, 2021, between Morphogenesis, Inc. and H. Lee Moffitt Cancer and Research Institute, as amended.
10.29*††	Restated and Amended Exclusive License Agreement, dated September 7, 2022, between Morphogenesis, Inc. and West Virginia Research Corporation.
10.30*††	Asset Purchase Agreement, dated January 26, 2023, between TuHURA Biopharma Inc. and Morphogenesis, Inc.
23.1**	Consent of Marcum LLP, independent registered public accounting firm of CohBar, Inc.
23.2**	Consent of Cherry Bekaert LLP, independent registered public accounting firm of Morphogenesis, Inc.
23.3*	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
99.1**	Form of CohBar, Inc. proxy card.
99.2*

Proposed form of Certificate of Amendment of Certificate of Incorporation of CohBar, Inc. — Increasing Number of Authorized Shares and Reverse Stock Split (included as Annex I to the proxy statement/prospectus and incorporated herein by reference).

99.3*	Consent of James Manuso to serve as a director of CohBar, Inc., to be renamed TuHURA Biosciences, Inc.
99.4*	Consent of James Bianco, M.D. to serve as a director of CohBar, Inc., to be renamed TuHURA Biosciences, Inc.

Exhibit Number	Description
99.5*	Consent of Alan List, M.D. to serve as a director of CohBar, Inc., to be renamed TuHURA Biosciences, Inc.
99.6*	Consent of George Ng to serve as a director of CohBar, Inc., to be renamed TuHURA Biosciences, Inc.
99.7*	Consent of Ladenburg Thalmann & Co. Inc.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
107*	Filing fee table.

____________

*        Previously filed.

**      Filed herewith.

***    To be filed by amendment.

†        The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. CohBar hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the Commission upon request.

††      Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Menlo Park, State of California, on September 12, 2023.

COHBAR, INC.
By:	/s/ Jeffrey F. Biunno
Name:	Jeffrey F. Biunno
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ *	Chief Executive Officer and Director	September 12, 2023
Joseph J. Sarret	(Principal Executive Officer)
/s/ Jeffrey F. Biunno	Chief Financial Officer, Treasurer and Secretary	September 12, 2023
Jeffrey F. Biunno	(Principal Financial and Accounting Officer)
/s/ *	Chairman of the Board of Directors	September 12, 2023
David Greenwood
/s/ *	Director	September 12, 2023
Carol Nast
/s/ *	Director	September 12, 2023
Misha Petkevich
/s/ *	Director	September 12, 2023
Effie Tozzo
/s/ *	Director	September 12, 2023
Joanne Yun
* By:	/s/ Jeffrey F. Biunno
Attorney-in-Fact